
05009210

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME: Baja Mining Corp.

*CURRENT ADDRESS: 2350-1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Canada

**FORMER NAME: ______

**NEW ADDRESS: ______

FILE NO. 82- 34889 FISCAL YEAR ______

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DATE: 6/22/05

BAJA MINING CORP
(Formerly First Goldwater Resources Inc.)
Management Discussion and Analysis
YEAR END REPORT – December 31, 2004

This Management's Discussion and Analysis of Baja Mining Corp provides analysis of Baja Mining Corp's financial results for the year ended December 31, 2004. The following information should be read in conjunction with the accompanying audited financial statements and the notes to the audited financial statements.

1.1 Date of Report: March 29, 2005

1.2 Overall Performance

Nature of Business and Overall Performance

Baja Mining Corp, formerly First Goldwater Resources Inc. ("the Company") is involved in the development of the Boleo copper-cobalt-zinc deposit, Mexico. The Company commenced operations upon incorporation in 1985 and engaged primarily in exploration and development of mineral and natural resource properties.

On April 20, 2004, the Company completed a business combination with Mintec International Corporation ("Mintec") and completed a $10 million equity financing in conjunction with the business combination. The business combination resulted in a change of control of the Company whereby Mintec is deemed to be the acquirer. The transaction is accounted for under the purchase method, on a reverse take-over basis ("RTO"). Mintec, through its wholly owned Mexican subsidiary, Minera y Metalurgica del Boleo S.A. de C.V. ("MMB"), owns a 100% interest in a copper-cobalt-zinc mineral deposit (the Boleo property). Since the completion of the above-mentioned financing, the Company has been focused on completing the Final Feasibility Study on the Boleo property.

The Boleo Project

The Boleo Project is located on the east coast of the Baja California Peninsula, some 900 kilometres south of San Diego and near the town of Santa Rosalia B.C.S., Mexico. Over the last twelve years, approximately CAD $33 million has been spent on exploration and pre-feasibility studies on the Boleo Project. Since completing the $10 million financing in April 2004, the Company has been actively proceeding to complete a Definitive Feasibility Study ("DFS"), under the direction of Bateman Engineering Inc. Canada ("Bateman"), with assistance primarily from Bateman's office in Brisbane, Australia. The DFS is focused on the development of an underground mine at a currently estimated production rate of 2.6 million dry tonnes of run-of mine ore to produce an estimated 50,000 tonnes per year of cathode copper, approximately 2100 tonnes per year of cobalt (either as high grade cobalt cathode or possibly as a high quality cobalt carbonate) and approximately 23000 tonnes of zinc sulphate per year.

As part of the DFS, management contracted Hellman & Schofield Pty Ltd. ("Hellman & Schofield"), economic geologists, of Brisbane, Australia, to review all existing geological data in regard to the Boleo deposit and report on the current geological resources. In 2004 H&S produced a 3-dimensional resource block model of the El Boleo Deposit. In producing this model H&S utilized the existing geological interpretation of the deposit and used analytical data that was obtained from exploration and evaluation programs carried out on the project between 1993 and 1998. It was assumed that mining would initially be by the open pit method; hence the model has block dimensions of 50 metres (east) by 100 metres (north) by 1 m vertically. Grade estimates of Copper, Cobalt and Zinc were determined using Ordinary Kriging, parameters used in the grade estimation are tabulated below:

Parameter	Manto 2, 3aa, 3a, 3, 4			Manto 0 & 1		
Pass	Meas	Ind	Inf	Meas	Ind	Inf
Search Radii (m)						
X -direction	250	350	500	500	750	1000
Y - direction	200	280	400	500	750	1000
Z - direction	2	2	4	2	2	4
Data Criteria						
Min data	18	8	6	18	8	6
Max data	32	32	32	32	32	32

In a report dated March 2005, prepared by Qualified Persons, William Yeo, MAusIMM, PhD., and Phillip Hellman, FAIG, PhD., of Hellman & Schofield (the "H&S Report"), in accordance with National Instrument 43-101, Hellman & Schofield reported a Measured and Indicated resource estimates based on copper equivalent cut-off grades utilizing metal prices of copper (Cu) US $0.95 per pound, cobalt (Co) US $12 per pound, and zinc (Zn) US $0.45 per pound, and defined as Cu Equiv = Cu + Co*12/0.95 + Zn*0.45/0.95, as follows:

Cu EQUIV CUT-OFF GRADE		0.5%	1.0%	1.5%	2.0%
Measured	Tonnes (10^6)	**51.7**	**45.7**	**35.3**	**24.7**
	Cu Eq %	**2.09**	**2.26**	**2.56**	**2.91**
	Cu %	**0.76**	**0.83**	**0.99**	**1.18**
	Co %	**0.089**	**0.096**	**0.107**	**0.119**
	Zn %	**0.45**	**0.46**	**0.47**	**0.47**
Indicated	Tonnes (10^6)	**172.1**	**114.1**	**65.4**	**36.1**
	Cu Eq %	**1.49**	**1.86**	**2.33**	**2.82**
	Cu %	**0.57**	**0.78**	**1.09**	**1.46**
	Co %	**0.050**	**0.061**	**0.072**	**0.081**
	Zn %	**0.58**	**0.66**	**0.68**	**0.68**
Total	Tonnes (10^6)	**223.8**	**159.8**	**100.7**	**60.8**
	Cu Eq%	**1.63**	**1.97**	**2.41**	**2.86**
	Cu %	**0.62**	**0.79**	**1.06**	**1.35**
	Co %	**0.059**	**0.071**	**0.084**	**0.097**
	Zn%	**0.55**	**0.60**	**0.61**	**0.61**

The additional Inferred Resource, based on the same copper equivalent criteria, is:

Cu EQUIV CUT-OFF GRADE		0.5%	1.0%	1.5%	2.0%
Inferred	Tonnes (10^6)	**310.3**	**188.13**	**112.34**	**65.6**
	Cu Eq %	**1.47**	**1.95**	**2.43**	**2.94**
	Cu %	**0.57**	**0.83**	**1.14**	**1.51**
	Co %	**0.045**	**0.057**	**0.067**	**0.074**
	Zn %	**0.69**	**0.85**	**0.95**	**1.03**

As part of the DFS, the Company will be proceeding with a program of in-fill drilling, currently budgeted at approximately 12,000 meters, to enhance the quality of the above resources.

The full text of the H & S Report can be viewed under the Company's profile at www.sedar.com.

Development in the fourth quarter and for the year ended December 31, 2004

In a Pre-feasibility Study in 2002, Bateman recommended a revised and simplified metallurgical recovery process (process flowsheet), from that proposed in a 1997 study by Fluor Daniel Wright (the "Fluor Study"), for recovery of cathode copper, cathode cobalt and zinc from Boleo ore. In order to determine the viability of the process flowsheet and both the viability and cost of the proposed underground mining method and rate of production, three significant studies will be undertaken as part of the DFS:

1. Solid/Liquid Separation Test

One of the key variations proposed by Bateman from the Fluor Study was is the area of solid/liquid separation in a high clay environment (Boleo ore typically contains 30-40% clay), utilizing a series of high rate thickeners in a counter current decantation ("CCD") circuit. The CCD circuit separates the metal rich aqueous leach solution, generated from a two stage atmospheric leach of the whole ore, from the clayey waste. In the CCD circuit, the clayey waste introduced into the first of six thickeners (tanks) is washed by barren solution (introduced to the sixth tank) as it proceeds from the first tank to the sixth tank and the metal rich aqueous solution is collected as the clear overflow solution from the first tank (i.e. the waste moves in counter-flow to the barren solution), effectively separating the waste and the metal rich solution.

This separation technique was successfully tested at SGS Lakefield Research Ltd., at Lakefield, Ontario, in May and June of 2004. The work was overseen by Bateman Engineering and involved Pocock Industrial (Salt Lake City) and Outokumpu (Toronto) in the testing. Pocock and Outokumpu are specialists in solid-liquid separation technology. The test work demonstrated that Boleo ores could be settled and washed in a CCD circuit utilizing high rate thickeners.

2. Pilot Plant of the process flowsheet

The second key component to the DFS is to test the technical and economic viability of the process flowsheet for the recovery of copper, cobalt and zinc sulphate from Boleo ore. This involves construction of a pilot plant of the process flowsheet, basically a fully operational miniature version of the proposed process facility. The pilot plant has two phases. Phase 1 a "Proof of Concept" operation to demonstrate the viability, and preliminary estimated operating costs, of the flowsheet and a Phase 2 to determine definitive viability and more precise costs. Phase 1 started on November 16, 2004 and finished on November 28, 2004 at SGS Lakefield Research Ltd. Approximately 2 metric tonnes of ore were treated through the pilot plant and the following

findings were jointly reported by SGS Lakefield and Bateman per a December 13, 2004 press release:

The pilot plant operated continuously for a total of 12 days in leaching, 11.5 days in CCD, 9.5 days in Copper solvent extraction/electro winning ("SX/EW") and 9 days in Cobalt and Zinc solvent extraction ("SX") using Direct Solvent Extraction ("DSX") technology.

- The oxidation, reduction-leaching circuit gave excellent extractions of copper, cobalt and zinc. Copper extraction exceeded 90% during pilot operation. Cobalt extraction was as high as 90%. Zinc extraction was generally above 70%. These numbers are indicative of the potential of the Boleo process to efficiently extract the three pay metals Cu, Co and Zn. Final extractions will be calculated once all samples have been assayed and metallurgical balances completed.
- The CCD circuit was found to work very well. The CCD circuit was set up to simulate the use of the "high rate" type of thickeners with recirculation of overflow solution to dilute the feed slurry prior to flocculation. This method of settling and washing was based on recommendations from prior bench-scale testing by Outokumpu and Pocock Industrial and proved to be highly effective. The leach residue settled quickly producing clear overflow solutions to advance to copper, cobalt and zinc recovery.
- The copper SX/EW circuit performed very well. 15.5 kg of copper metal were electrowon from the solvent extraction strip solutions at high efficiency.
- The iron removal circuit was designed to remove iron, aluminium and other impurities from the solution prior to recovery of cobalt and zinc using DSX technology. The iron removal circuit consistently produced very low concentrations of key impurities in solution with negligible losses of cobalt and zinc.
- The DSX circuit for cobalt and zinc recovery also performed very well. The advantage of the DSX circuit for Boleo plant design is that cobalt and zinc are selectively separated from a solution background of deleterious elements that includes manganese, iron, aluminium and magnesium in the Boleo leach solutions. In the Lakefield pilot plant, cobalt and zinc were recovered with high overall efficiency (+95%) to produce a concentrated zinc sulfate solution (for production of zinc sulfate monohydrate crystals for sale) and a concentrated cobalt solution (for production of cobalt metal cathode).
- After the normal commissioning problems with the pilot plant, the circuit behaved very well with stable consistent operation over many days.
- Following receipt of all final assays, report and metallurgical balances, Bateman will use the pilot plant data in developing design data for the Feasibility Study.

The successful completion of this phase 1 pilot program is an important milestone in moving the Boleo project forward. This demonstrated that the Boleo ore can be treated in a continuous pilot plant program to leach, separate and recover pay metals in final commercial form.

A much larger Phase 2 pilot plant will be run in the June/July 2005 time frame to replicate the circuit set up in the proof of concept pilot plant run and incorporating all of the engineering refinements from Phase I. This pilot plant run will process approximately 40 tonnes of material and run in steady state conditions for at least six weeks. Bateman has advised that longer pilot plant runs are essential to determine performance of key reagents. It is from this level of test that Bateman will provide process guarantees.

3. Test Mining Program

A portion of the Boleo deposit was historically exploited by labour intensive underground mining methods (recovering approximately 14 million tonnes of ore at an average grade of 4.81% copper) during the period 1884-1934. The Fluor Study investigated the possibility of an open pit mine producing 11,500 tonnes per day of run-of mine ore but at a relatively high strip (tonne of waste to tonnes of ore) ratio. While the open pit is feasible, management are investigating developing the mine as an underground mine to exploit potentially significantly higher-grade resources. Accordingly, a further key component to the DFS will be to conduct an underground test mine utilizing what are known as Continuous Underground Mining Machines. These machines are commonly used in underground coal, salt and potash mines. The objective is to determine the viability of obtaining a relatively high underground production rate (approximately 7500 dry tonnes per day of run-of-mine ore) and also a relatively high extraction rate of the ore (target +80%). A portal and adit for commencement of the test mine was completed in February 2005. The test-mining program is currently scheduled for June 2005.

In addition to the above-mentioned study, the Company also commenced exploration drilling at the Montado S-W Basin in December 2004. The Montado Basin is a previously unexplored basin located contiguous with the existing Boleo property that is believed to be prospective for copper-cobalt-zinc resources. Further, as a result of a review of previous drilling the Company's exploration geologist's recognized the presence of ore grade material in manto 4 (the deepest manto at Boleo) in an area beneath the area of the test mine proposed to be conducted in manto 3. As a result, the balance of the exploration budget for the Montado Basin was redirected to exploration drilling of manto 4 (results are still pending).

Since the RTO, the Company also assembled the technical team needed to move the Boleo project forward through Final Feasibility Study.

As of December 31, 2004, the Company had working capital of $4,252,155, which is not sufficient to satisfy the costs related to the completion of the Final Feasibility Study and current general and administrative activities for the 2005 fiscal year. The Company will undertake additional financing in the near future to complete the Final Feasibility Study, which we anticipate completing by December 2005.

1.3 Results of Operations For the Year Ended December 31, 2004

Operations

Currently the Company is still at the exploration stage at its Boleo Project and has no revenue generating activities. For the year ended December 31, 2004 and December 31, 2003 Baja Mining recorded a consolidated net loss of $5,391,685 ($0.10 loss per share) and $404,029 ($0.01 loss per share) respectively. The results show the effect of the higher level of exploration and operating activities in 2004 compared with the previous year.

Exploration Expenses

The Company incurred $3,825,698 of exploration expenses in fiscal 2004 compared to $381,698 in fiscal 2003. The increase was attributed to higher exploration activities in 2004 subsequent to the RTO and the $10 million financing. The majority of the exploration expenses related to pilot plant costs, definitive feasibility study and professional fees. Included in the exploration expenses was a non-cash expense of $578,382 related to stock-based compensation expense for employees, consultants and officers directly involved with exploration activities.

General and Administrative Expenses

Overall general and administrative expenses increased significantly in fiscal 2004 totalling $1,645,228 compared to $94,033 in fiscal 2003, an increase of $1,551,195. In fiscal 2003, the Company was relatively inactive; therefore, general and administrative expenses were much lower in comparison to fiscal 2004.

Included in general and administrative expenses was a non-cash stock-based compensation expense of $817,324 ($nil-2003) granted to management, administrative staffs, investor-relations consultants, marketing consultant and directors, which comprised of 46% of the total general and administrative expenses.

Other significant general and administrative expenses are as follows:

- The Company incurred $102,345 in travelling costs in fiscal 2004 compared to $849 in fiscal 2003. In an effort to expand investor awareness of the Company's exploration project, management staffs and investor-relations staffs travelled to various conferences and trade shows to promote the Company's Boleo project. In comparison, the Company was inactive in 2003 in connection with promotion and site selection resulting in much lower travelling costs.

- With increased exploration and operating activities in fiscal 2004, the Company assembled additional management and administrative staff in order to move the Boleo project forward. Consequently, management and consulting fees increased significantly from $50,398 in fiscal 2003 to $173,740 in fiscal 2004, an increase of $123,342. Wages and subcontract also increased from $21,367 to $116,162 respectively.

- Investor relations and promotion also increased significantly in the year ended December 31, 2004 due to promotional activities for the Boleo project. The Company retained two in-house investor-relations representatives and one marketing consultant acting as liaison with the investment community. In promoting the Company, Baja developed its own website, brochures, newsletter and ads and presentation material at trade shows. Consequently, investor relations and promotion expenses totalled $83,483 and $103,566 respectively in fiscal 2004 versus $nil in fiscal 2003.

- As a publicly traded company, Baja Mining Corp incurred $40,110 in filing, exchange, transfer agent fees in fiscal 2004. In contrast prior to the RTO, Mintec International Corporation was a privately held company; therefore, there was $nil exchange and filing expense incurred in fiscal 2003.

- The Company paid rent of $64,000 to related companies in connection with the use of their office facilities in fiscal 2004 versus $nil in fiscal 2003. Total rent expense for fiscal 2004 was $70,595. Rent expense is expected to increase significantly in 2005 and subsequent years as development of the Boleo project continues.

- The Company incurred $33,311 and $18,342 for audit and legal fees respectively in fiscal 2004 compared to $nil in fiscal 2003. Audit fees for the year included $23,000, which was for fiscal 2003.

1.4 Transactions with Related Parties

For the year ended December 31, 2004, the Company paid $335,157 management and consulting fees to companies controlled by officers and directors of the Company. Of this amount, $173,740 is included in general and administrative expenses and the balance is included in exploration expenses. In addition, the Company paid $97,640 of legal expenses and $65,000 of financing fees to companies

controlled by officers and directors for services rendered in connection with the RTO and private placement financing. These legal and financing fees are included in share issuance costs for the year.

The Company also paid $64,000 of rent expense to related companies, which are controlled by directors and officers, for shared office facilities.

All the above charges are on terms and conditions similar to non-related parties.

1.5 Selected Annual Information

The following financial data are selected financial information for the Company for the three most recently completed financial years.

	Dec 31, 2002	Dec 31, 2003	Dec 31, 2004
Total revenues	$ -	$ -	$ -
Income (Loss) before discontinued operations and extraordinary items	$ 481,445	$ (404,029)	$(5,391,685)
Income (Loss) per share before discontinued operations and extraordinary items	$ 0.01	$ (0.01)	$ (0.10)
Fully diluted loss per share before discontinued operations and extraordinary items	$ 0.01	$ (0.01)	$ (0.10)
Net Income (Loss)	$ 481,455	$ (404,029)	$(5,391,685)
Income (Loss) per share	$ 0.01	$ (0.01)	$ (0.10)
Fully diluted Income (loss) per share	$ 0.01	$ (0.01)	$ (0.10)
Total assets	$ 892,383	$ 970,077	$6,355,007
Total long term debt	$ -	$ -	$ -
Cash dividend	$ Nil	$ Nil	$ Nil

Fiscal 2004 compared to Fiscal 2003

For the year ended December 31, 2004, the Company incurred a loss of $5,391,685 ($0.10 loss per share) compared to a loss of $404,029 ($0.01 loss per share). The loss in 2004 was primarily attributed to increase exploration and operating activities as well as the expensing of stock-based compensation expenses.

Fiscal 2003 compared to Fiscal 2002

The Company recorded a loss in 2003 of $404,029 ($0.01 loss per share) compared to an income of $481,455 ($0.01 income per share) in 2002. The loss in 2003 was primarily attributed to exploration expenses and ongoing activity with respect to the Boleo property. General and administrative expenses were $85,722 in fiscal 2003 compared to $131,415 in fiscal 2002, a decrease of $45,693. The decrease was a result in the reduction of wages and benefits and office expenses.

In fiscal 2002, the Company reported net income of $481,455, due to a gain of $1,054,082 on sale of certain tax losses of its Mexican subsidiary.

1.6 Summary of Quarterly Information

Quarterly financial data for the eight most recently completed quarters is provided below:

	Q1 Mar 31, 2003	Q2 June 30, 2003	Q3 Sept 30, 2003	Q4 Dec 31, 2003	Q1 Mar 31, 2004	Q2 June 30, 2004	Q3 Sept 30, 2004	Q4 Dec 31, 2004
Total Revenues	$-	$-	$-	$-	$-	$-	$-	$-

Income or loss before discontinued operations and extraordinary items:

Total	$(71,878)	$4,660	$(193,717)	$(143,094)	$(47,428)	$(453,256)	$(2,436,996)	$(2,454,005)
Per Share	$(0.00)	$0.00	$(0.005)	$(0.005)	$(0.00)	$(0.01)	$(0.04)	$(0.04)
Per Share Fully Diluted	$(0.00)	$0.00	$(0.005)	$(0.005)	$(0.00)	$(0.01)	$(0.04)	$(0.04)

Net income or loss:

Total	$(71,878)	$4,660	$(193,717)	$(143,094)	$(47,428)	$(453,256)	$(2,436,996)	$(2,454,005)
Per Share	$(0.00)	$0.00	$(0.005)	$(0.005)	$(0.00)	$(0.01)	$(0.04)	$(0.04)
Per Share Fully Diluted	$(0.00)	$0.00	$(0.005)	$(0.005)	$(0.00)	$(0.01)	$(0.04)	$(0.04)

General Discussion of Quarterly Results

Net Income (Loss)

The Company carried out exploration activities on the Boleo property in Mexico. Factors that caused fluctuations in the Company's quarterly results are the amount and extent of exploration and operation activities in the quarters. Since completion of the $10 million equity financing in the second quarter of fiscal 2004, exploration and operation activities increased significantly as reflected in higher net loss for the second, third and fourth quarter of fiscal 2004.

1.7 Liquidity and Capital Resources

On December 31, 2004, the Company had working capital of $4,252,155 compared to a working capital deficit of $664,256 at December 31, 2003. The improvement resulted from the completion of two equity financing on April 20, 2004 and consisted of the followings: 1) a private placement by

issuance of 10,666,666 Units at $0.75 per unit for gross proceeds of $8,000,000. Each unit consists of one common share of the Company and one-half of one Warrant. One whole warrant will entitle the holder to purchase on share at a price of $1.15 per share at any time for a period of 60 months from the date of issue of the Unit. 2) A short form offering financing through issuance of 2,666,666 Units at a price of $0.75 per unit for gross proceeds of $2,000,000. Each unit consists of one common share of the Company and one-half of one Warrant. One whole warrant will entitle the holder to purchase one share at a price of $1.15 per share at any time for 60 months from the date of issue of the Unit. Total net proceeds from the financing were $8,941,215. In addition, the Company received $11,160 from the exercise of share purchase warrants and options since the RTO.

For the year ended December 31, 2004, the Company had negative cash outflow of $2,955,108 from operating activities compared to negative cash outflow of $331,054 in fiscal 2003. The increase in cash outflow was due to the increase exploration and operation activities on the Boleo property.

For investment activities, the Company and subsidiaries acquired $104,392 of property, plant and equipment in fiscal 2004 for exploration and operating purposes. The Company also paid $34,990 of costs for a related company and will recover these costs in fiscal 2005 and acquired $81,339 of cash on the reverse takeover transaction. In fiscal 2003, the Company spent $1,272 on acquisition of concessions.

During fiscal 2004, the Company repaid $746,846 to related parties versus $374,677 advanced from related parties in fiscal 2003.

As an exploration stage company, Baja Mining Corp continues to rely on equity or debt financing to meet the ongoing cash requirements of the Company. The Company is investigating the possibility of raising additional capital through debt or equity financing arrangements and, although management has successfully raised significant amounts of capital in the past, there can be no assurance that it will be able to raise additional capital in the future.

1.8 Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangement such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.9 Contractual Obligations and Commitments

The Company has no long-term debts, material capital lease obligations, operating leases, purchase obligations and purchase obligations. The Company has management contracts with two officers and directors of the Company for management services at $9,000 per month totalling $18,000 for an initial term until April 30, 2005. In addition, the Company has management and consulting agreement with two other officers and/or directors for monthly remuneration of $4,000 per month and US$3,000 per month respectively, expiring April 2005.

The Company also signed an agreement with Bateman Engineering Ltd. Canada for the completion of Final Feasibility Study budgeted at approximately CDN $8.9 million. The Bateman Agreement does not include the costs of in-fill drilling, the test mining program, or management costs related to the DFS. The competed DFS is estimated to cost approximately US$10,992,000 (CDN$13,700,000), of which approximately CDN$3,000,000 has been incurred to date.

1.10 Financial instruments and Risk Factors

As of December 31, 2004 the Company was not exposed to any financial instruments risks since their fair value approximates their carrying values because of the short-term maturity of those instruments.

The Company operates internationally, which gives rise to the risk of that cash flows may be adversely impacted by exchange rate fluctuations. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations.

Mineral exploration and development involves a high degree of risk since few properties are developed into producing mines. There is no assurance that the Company's mineral exploration activities will result in the discovery of resources that would be economical for commercial production. The commercial viability of the mineral deposits is dependent upon a number of factors, which are beyond the Company's control. Some of these factors are attributable to commodity prices, government policy and regulation and environmental protection.

Resource estimates involves degree of uncertainty in the calculation of reserves and the corresponding grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The indicated and inferred resources figures set forth by the Company is estimates, and there is no certainty that the level of resources will be realized. In addition, decline in the market price for copper, zinc and cobalt may adversely affect the economics of a reserve and may require the Company to reduce its estimates.

1.11 Outlook

The Company is actively proceeding with the DFS of the Boleo property in order to develop a mine at the Boleo property with an overall objective of maximizing production output and minimizing capital and operating costs.

1.12 Caution on Forward-Looking Information

This report contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 as amended. Such forward-looking statements are subject to risks, uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements.

FIRST GOLDWATER RESOURCES INC.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and May 31, 2003

TERRY AMISANO LTD.
KEVIN HANSON, CA

AMISANO HANSON
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders,
First Goldwater Resources Inc.

We have audited the consolidated balance sheets of First Goldwater Resources Inc. as at December 31, 2003 and May 31, 2003 and the consolidated statements of loss and deficit and cash flows for the seven months ended December 31, 2003 and the year ended May 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and May 31, 2003 and the results of its operations and its cash flows for the periods then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Vancouver, Canada
April 14, 2004, except for Note 9, which is as of
April 20, 2004

"*Amisano Hanson*"
Chartered Accountants

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net

FIRST GOLDWATER RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2003 and May 31, 2003

		December 31, 2003		May 31, 2003
ASSETS				
Current				
Cash	$	4,764	$	15,551
Accounts receivable – Note 6		-		24,432
GST receivable		4,200		2,047
Prepaid expenses		-		2,125
		8,964		44,155
Resource property costs – Note 3 and Schedule 1		37,000		70,000
Capital assets – Note 4		1,452		-
	$	47,416	$	114,155
LIABILITIES				
Current				
Accounts payable and accrued liabilities – Note 6	$	30,130	$	22,085
SHAREHOLDERS' EQUITY				
Share capital – Notes 5 and 9		6,480,886		5,963,017
Units subscribed – Note 5		-		500,000
Deficit		(6,463,600)		(6,370,947)
		17,286		92,070
	$	47,416	$	114,155

Nature and Continuance of Operations – Note 1
Commitments – Notes 3, 5 and 9
Subsequent Events – Note 9

APPROVED BY THE DIRECTORS:

"Thomas Pressello" ________________, Director

"John Greenslade" ________________, Director

SEE ACCOMPANYING NOTES

FIRST GOLDWATER RESOURCES INC.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the seven months ended December 31, 2003 and the year ended May 31, 2003

	Seven months ended December 31, 2003	Year ended May 31, 2003
Revenues		
Oil and gas income, net	$ 39,407	$ 66,988
Expenses		
Accounting and audit fees	12,980	5,168
Amortization of capital assets	162	-
Amortization and depletion of resource property costs	33,000	107,089
Bank charges and interest – Note 6	178	30,891
Consulting fees – Note 6	58,662	15,385
Filing fees	6,236	9,485
Foreign exchange (gain)	3,250	(8,948)
Legal fees	17,769	9,833
Management fees – Note 6	-	3,667
Office and printing – Note 6	5,573	4,674
Rent – Note 6	12,000	1,335
Shareholder information	1,186	2,389
Transfer agent fees	3,434	9,099
Travel and promotion	-	4,400
	154,430	194,467
Loss before other items	(115,023)	(127,479)
Other items		
Loss on sale of marketable securities	-	(387)
Write-off of resource property costs	-	(208,430)
Write-off of accounts payable	10,548	7,489
Write-off of capital assets	-	(9,877)
Recovery (write-off) of loans receivable – Note 6	11,822	(57,796)
Net loss for the period	(92,653)	(396,480)
Deficit, beginning of the period	(6,370,947)	(5,974,467)
Deficit, end of the period	$ (6,463,600)	$ (6,370,947)
Basic and diluted loss per share	$ (0.03)	$ (0.34)

SEE ACCOMPANYING NOTES

FIRST GOLDWATER RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the seven months ended December 31, 2003 and the year ended May 31, 2003

	Seven months ended December31, 2003	Year ended, May 31 2003
Operating Activities		
Net loss for the period	$ (92,653)	$ (396,480)
Items not involving cash:		
Amortization of capital assets	162	-
Amortization and depletion of resource property costs	33,000	107,089
Loss on sale of marketable securities	-	387
Write-off of resource property costs	-	208,430
Write-off of accounts payable	(10,548)	(7,489)
Write-off of capital assets	-	9,877
Write-off of loans receivable	-	57,796
	(70,039)	(20,390)
Changes in non-cash working capital accounts		
Accounts and GST receivable	22,279	(4,205)
Prepaid expenses	2,125	(864)
Accounts payable and accrued liabilities	18,593	(122,986)
	(27,042)	(148,445)
Financing Activities		
Decrease in loans payable	-	(36,055)
Decrease in debentures payable	-	(333,250)
Issuance of common shares	17,869	28,750
Units subscribed	-	500,000
	17,869	159,445
Investing Activities		
Proceeds on sale of marketable securities	-	3,613
Acquisition of capital assets	(1,614)	-
Resource property costs	-	(9,719)
Proceeds on sale of interest in resource property	-	3,745
	(1,614)	(2,361)
Increase (decrease) in cash during the period	(10,787)	8,639
Cash, beginning of the period	15,551	6,912
Cash, end of the period	$ 4,764	$ 15,551
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ 57,181
Income taxes	$ -	$ -

SEE ACCOMPANYING NOTES

FIRST GOLDWATER RESOURCES INC.
CONSOLIDATED SCHEDULE OF RESOURCE PROPERTY COSTS
for the seven months ended December 31, 2003 and the year ended May 31, 2003

Schedule 1

	Pioneer Canal 61-9 USA	Pioneer Canal 12-10 USA	Pioneer Canal Pipeline USA	Travis Gas Project USA	Green Ranch Project USA	Total
Balance – May 31, 2002	$ 177,089	$ 106,268	$ 20,598	$ 55,259	$ 20,331	$ 379,545
Deferred Exploration Costs						
Drilling and field costs	-	-	-	-	9,719	9,719
Amortization and depletion	(107,089)	-	-	-	-	(107,089)
Other						
Write-off of resource property costs	-	(102,523)	(20,598)	(55,259)	(30,050)	(208,430)
Proceeds from sale	-	(3,745)	-	-	-	(3,745)
	-	(106,268)	(20,598)	(55,259)	(30,050)	(212,175)
Balance – May 31, 2003	70,000	-	-	-	-	70,000
Amortization and depletion	(33,000)	-	-	-	-	(33,000)
Balance – December 31, 2003	$ 37,000	$ -	$ -	$ -	$ -	$ 37,000

FIRST GOLDWATER RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and May 31, 2003

Note 1 Nature and Continuance of Operations

The Company is in the development stage, was incorporated on July 15, 1985, under the Company Act of British Columbia and its common shares are publicly traded on the TSX Venture Exchange.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. As at December 31, 2003, the Company has a working capital deficiency of $21,166 and has accumulated losses of $6,463,600 since inception. The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and/or the ability to generate profitable operations in the future.

The company has changed its fiscal year end from May 31 to December 31, effective for the period ended December 31, 2003. Accordingly, the statements of loss and deficit and cash flows are for the seven month period June 1, 2003 to December 31, 2003.

Note 2 Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Oil and Gas Properties and Depletion

The Company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

Costs capitalized, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves as determined by independent petroleum engineers. Petroleum products and reserves are converted to a common unit of measure, using 6 MCF of natural gas to one barrel of oil.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion by more than 20%. Royalties paid net of any tax credits received are netted with oil and gas sales.

In applying the full cost method, the Company performs a ceiling test on properties which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proved oil and gas reserves, as determined by independent engineers, based on sales prices achievable under existing contracts and posted, average reference prices in effect at the end of the year and current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(b) Fair Market Value of Financial Instruments

The carrying values of cash, accounts receivable and accounts payable and accrued liabilities approximate fair value because of the short-term maturity of those instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

(c) Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Gains or losses are included in income of the period. Non-monetary assets, liabilities and other items recorded in income arising from transactions denominated in foreign currencies, are translated at rates of exchange in effect at the date of the transaction.

(d) Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. Diluted loss per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

(e) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

(f) Marketable Securities

Marketable securities are valued at the lower of cost and market value.

(g) Stock-based Compensation

The Company has a stock-based compensation plan as disclosed in Note 5, whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after June 1, 2002.

h) Principles of Consolidation

Effective September 17, 2003, the Company incorporated a wholly-owned Nevada subsidiary, Goldwater Energy, Inc. The consolidated financial statements as at December 31, 2003 and for the seven months then ended include the accounts of the Company and its subsidiary. All significant inter-company transactions and balances have been eliminated on consolidation.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(i) Capital Assets

Capital assets are recorded at cost. Amortization is provided on a declining balance basis over the estimated useful life of the asset at an annual rate of 20%.

Note 3 Resource Property Costs

Oil and Gas Properties

(a) Kern County, USA, Pioneer Canal 61-9 Prospect

During the year ended May 31, 1998, the Company entered into an option agreement whereby the Company earned a 27.93% working interest in the Pioneer Canal 61-9 Prospect, located in Kern County, California.

The Company's working interest is reduced to 18.99% when the cash investment is recovered from the net production proceeds. The Company has the right to participate in further wells drilled on the property.

On February 6, 1999, the oil and gas well commenced production. The working interest is subject to a total royalty burden of 22.5% and an ad valorem tax of 1.5%.

	December 31, 2003	May 31, 2003
Acquisition costs	$ 229,442	$ 229,442
Drilling	131,359	131,359
Engineering	7,440	7,440
Finder's fee	35,659	35,659
Reports and mapping	7,457	7,457
Surface equipment	249,014	249,014
	660,371	660,371
Accumulated depletion	(623,371)	(590,371)
Total	$ 37,000	$ 70,000

During the period ended December 31, 2003, the Company's interests were transferred to its wholly-owned US subsidiary, Goldwater Energy, Inc. ("Goldwater") in exchange for shares of Goldwater. The Company granted an option to a private company controlled by a former director of the Company to acquire all of the shares of Goldwater on or after April 1, 2004 in consideration for payment of amounts owing, if any, to another private company controlled by a former director of the Company at the time the option is exercised. As at December 31, 2003, no amounts were owed to the private company.

(b) Kern County, USA, Pioneer Canal 12-10 Prospect

During the year ended May 31, 2000, the Company entered into an option agreement whereby the Company earned a 27.83% working interest in the Pioneer Canal 12-10 Prospect, located in Kern County, California.

The Company's working interest is reduced to 18.87% when the cash investment is recovered from the net production proceeds. The Company has the right to participate in further wells drilled on the property.

On February 3, 2000, the oil and gas well commenced production. The working interest is subject to a total royalty burden of 22.5% and an ad valorem tax of 1.5%.

Note 3 Resource Property Costs – (cont'd)

Oil and Gas Properties – (cont'd)

(b) Kern County, USA, Pioneer Canal 12-10 Prospect – (cont'd)

During the year ended May 31, 2003, the Company sold a 5% working interest in the Pioneer Canal 12-10 Prospect for $3,745. Property costs of $102,523 were included in write-off of resource property costs for the year ended May 31, 2003.

	December 31, 2003	May 31, 2003
Acquisition costs	$ -	$ 246,691
Drilling	-	63,588
Reports and mapping	-	5,096
Surface equipment	-	101,397
	-	416,772
Return of capital investment	-	(55,004)
Accumulated depletion	-	(255,500)
Write-off of resource property costs	-	(102,523)
Proceeds from sale	-	(3,745)
Total	$ -	$ -

(c) Pioneer Canal Pipeline, Kern County, USA

On May 15, 2001, the Company entered into a joint venture operating agreement whereby the Company earned a 15.158% interest in Pioneer Canal Pipeline (the "Pipeline") located in Kern County, California.

During the year ended May 31, 2003, management of the Company abandoned its interesting the Pipeline and wrote-off resource property costs of $20,598.

(d) Travis Gas Project, Solano County, USA

During the year ended May 31, 2001, the Company acquired, from a company with directors in common, a 1.5% working interests in wells located in Solano County, USA. During the year ended May 31, 2003, the Company abandoned the Pale Rider 3-26 well and wrote-off resource property costs of $55,259.

(e) Green Ranch Project, Stephens County, USA

On February 4, 2002, the Company entered into an operating agreement whereby it acquired a 5% working interest and 3.9% net revenue interest in the initial Z-1 well, located in Stephens County, Texas. The Company has the right to participate in further wells drilled on the property by paying its proportionate percentage of the Project costs. For the year ended May 31, 2003 net operating costs were $1,516 on this property.

During the year ended May 31, 2003, management of the Company abandoned its interest in the well and wrote-off resource property costs of $30,050.

Note 4 Capital Assets

	December 31, 2003			May 31, 2003
	Cost	Accumulated Amortization	Net	Net
Furniture and fixtures	$ 1,613	$ 161	$ 1,452	$ -

Note 5 Share Capital – Note 9

a) Authorized:

200,000,000 common shares without par value

b) Issued:

		Number	$
Balance, May 31, 2002		16,258,186	5,934,267
For cash:			
– Pursuant to the exercise of share purchase options	– at $0.11	125,000	13,750
– Pursuant to the exercise of share purchase warrants	– at $0.10	150,000	15,000
Cancellation of escrow shares		(274,807)	-
		16,258,379	5,963,017
Share consolidation 16:1		(15,242,230)	-
Balance, May 31, 2003		1,016,149	5,963,017
For cash:			
– Pursuant to a private placement	– at $0.10	5,000,000	500,000
– Share entitlement correction		5	-
– Pursuant to the exercise of share purchase warrants	– at $0.13	137,450	17,869
Balance, December 31, 2003		6,153,604	6,480,886

Proceeds of $500,000 related to the private placement completed during the period ended December 31, 2003 were received prior to May 31, 2003 and were disclosed as units subscribed.

c) Commitments:

i) Share Purchase Options

From time to time, the Company grants share purchase options to directors and employees to purchase common shares of the Company at market related prices. Information regarding the Company's outstanding share purchase options is summarized below:

	Number	Weighted Average Price
Balance, May 31, 2002	1,488,950	$ 0.19
Cancelled or expired	(1,363,950)	0.19
Exercised	(125,000)	0.11
Balance, May 31, 2003	-	$ -
Granted	260,000	0.22
Balance, December 31, 2003	260,000	$ 0.22

Note 5 Share Capital – Note 9 – (cont'd)

c) Commitments: – (cont'd)

i) Share Purchase Options – (cont'd)

As at December 31, 2003, share purchase options were outstanding entitling directors and officers to purchase 260,000 common shares at $0.22 per share until October 1, 2005.

As disclosed in its accounting policies note, the Company does not record compensation expense of $49,400 on the granting of stock options to employees. Disclosure of pro forma loss and loss per share had the Company elected to follow the fair value method using the Black-Scholes option pricing model is as follows.

	Seven months ended December 31, 2003	Year ended May 31, 2003
Loss for the period as reported	$ (92,653)	$ (396,480)
Pro forma loss for the period	$ (142,063)	$ (396,480)
Basic and diluted loss per share	$ (0.03)	$ (0.34)
Pro forma basic and diluted loss per share	$ (0.04)	$ (0.34)

The following assumptions were used for the Black-Scholes model:

Risk free interest rate	3.14%
Dividend yield	0%
Expected volatility	198.5%
Weighted average expected stock option life	2 years

ii) Share Purchase Warrants

At December 31, 2003, there were 4,862,550 share purchase warrants outstanding. Each warrant entitles the holder thereof the right to purchase one common share for $0.13 per share until July 11, 2005.

Note 6 Related Party Transactions – Note 3 (d)

(a) The Company incurred the following transactions with current or former directors or officers of the Company or with companies with current or former directors or officers in common:

	Seven months ended December 31, 2003	Year ended May 31, 2003
Consulting fees	$ 58,662	$ 16,210
Interest	-	9,098
Management fees	-	3,667
Office and printing	3,000	6,000
Rent	12,000	-
	$ 73,662	$ 34,975

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Note 6 Related Party Transactions – Note 3 (d) – (cont'd)

b) The Company had the following amounts due from (to) directors and a former director of the Company or companies with directors or former directors in common:

	December 31, 2003	May 31, 2003
Accounts receivable	$ -	$ 8,580
Accounts payable and accrued liabilities	$ -	$ (1,216)

During the year ended May 31, 2003, loans totalling $57,795 due from former directors or companies with former directors in common were written-off.

Note 7 Segmented Information

Geographic Information

Revenues from operations were derived from oil and gas sales in the United States.

The Company's non-current assets in geographic locations are as follows:

	December 31, 2003	May 31, 2003
Canada	$ 1,452	$ -
United States	37,000	70,000
	$ 38,452	$ 70,000

Note 8 Future Income Taxes

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized. Significant components of the Company's future tax assets and liabilities, after applying enacted corporation income tax rates, are as follows:

	December 31, 2003	May 31, 2003
Future income tax assets:		
Net tax non-capital losses carried forward	$ 639,200	$ 618,206
Capital loss carried forward	34,580	34,580
Resource deductions	1,333,672	1,333,672
Valuation allowance for future income tax assets	(2,007,452)	(1,986,458)
Net future income tax assets	$ -	$ -

Management considers it more-likely-than-not that the amounts will not be utilized and accordingly a full valuation allowance has been applied.

Note 8 Future Income Taxes – (cont'd)

The Company has accumulated capital losses totalling $174,647, Foreign and Canadian Exploration and Development Expenses of $3,376,859 and non-capital losses totalling $1,614,143 available to reduce taxable income of future years. The non-capital losses expire as follows:

2004	$	92,806
2005		146,609
2006		279,963
2007		435,599
2008		372,787
2009		212,973
2010		73,406
	$	1,614,143

Note 9 Subsequent Events

Pursuant to a letter agreement dated December 2, 2003 and amended February 12, 2004 and March 8, 2004, the Company purchased 100% of the issued and outstanding shares of Mintec International Corporation ("Mintec") from its shareholders, in consideration for the issuance of 40,000,000 common shares of the Company. The share exchange results in a change of control of the Company. This transaction will be accounted for as a purchase transaction, on a reverse take-over basis ("RTO").

Mintec is a privately held company in the business of mineral exploration and development. Mintec is the beneficial shareholder of all the issued and outstanding shares of Mineral Metalurgica del Boleo S.A.de C.V. ("MMB"), a Mexican company that holds a 100% registered and beneficial interest in the Boleo copper-cobalt-zinc mineral deposit (the "Boleo Property"). The Company will focus on the ongoing development of the Boleo property.

In connection with the acquisition, the Company completed a private placement of 10,666,667 units at $0.75 per unit. Each unit consists of one common share and one half warrant. Each whole warrant entitles the holder thereof the right to acquire one common share, exercisable for a period of five years at $1.15 per share. A commission of $480,000 cash and 533,333 Agents warrants plus sponsorship fees of $48,000 were paid. Each Agent's Warrant entitles the Agent to acquire an additional common share at $0.75 each up to October 19, 2005.

Also in connection with the acquisition, the Company completed a public offering of 2,666,667 units at $0.75 per unit. Each unit consists of one common share and one-half warrant. Each whole warrant entitles the holder thereof the right to acquire one common share, exercisable for a period of five years at $1.15 per share. A commission of $84,473 cash, 87,370 units (at same terms as the public offering) and 133,333 Agent's Warrants plus fees of $10,000 were paid. Each Agent's Warrant entitles the Agent to acquire an additional common share at $0.75 per share to October 19, 2005.





FIRST GOLDWATER RESOURCES INC.
Management Discussion and Analysis
TRANSITIONAL YEAR END REPORT – December 31, 2003

This Management's Discussion and Analysis of First Goldwater Resources Inc. provides analysis of First Goldwater Resources' financial results for the seven months period ended December 31, 2003. The following information should be read in conjunction with the accompanying audited financial statements and the notes to the audited financial statements.

1.1 Date of Report: May 14, 2004

1.2 Overall Performance

Nature of Business and Overall Performance

First Goldwater Resources Inc. ("the Company") is involved in the identification, acquisition and development of mineral properties. The Company commenced operations upon incorporated in 1985 and engaged primarily in exploration and development of mineral and natural resource properties. Since 1998, the Company focused primarily in the exploration and development of oil and gas properties. To-date as of December 31, 2003, the Company had accumulated deficit totalled $6,463,600 as a result of exploration and administrative costs and write-off of resource properties that were not economically viable.

During the seven months period ended December 31, 2003, First Goldwater Resources Inc. changed its Board of Directors and management staffs. The change resulted in the Company actively evaluating other potential opportunities outside of the oil and gas sector. As of December 31, 2003, the Company's only principal asset was an 18.99% interest in an oil and gas project in Kern County, California, the Pioneer Canal Prospect #61-9 well, held through its wholly owned subsidiary, Goldwater Energy Inc. The well is still in production but generates lower than expected revenues. In the seven months period ended December 31, 2003 the Company reported revenues of $39,407 compared to $66,988 from the fiscal year ended May 31, 2003. The reason for the reduction was mainly attributable to the decrease in production from the Pioneer Canal Prospect #61-9 well. On December 31, 2003 the Company had a working capital deficiency of $21,166 and cash balance of $4,764. In an effort to improve the Company's future prospect and financial condition, First Goldwater Resources Inc. has entered into a new business acquisition and financing arrangement as described below.

Business Acquisition and Financing

On December 2, 2003 and subsequently amended on February 12, 2004 and March 8, 2004, First Goldwater Resources Inc. entered into an arm's length agreement to purchase 100% of the issued and outstanding shares of Mintec International Corporation ("Mintec") from its shareholders, in consideration for the issuance of 40,000,000 common shares of First Goldwater Resources Inc. The share exchange will result in a change of control of the Company (the "RTO"). Mintec, through its wholly owned Mexican subsidiary, holds a 100% interest in a copper-cobalt-zinc mineral deposit (the Boleo Property). Concurrent with the RTO, First Goldwater Resources Inc. also proposed to raise CAD $10 million in equity financing in order to fund the exploration and development of the Boleo Property. (See proposed transaction and liquidity and capital resources for more detail).

On April 20, 2004, the Company completed the $10 million equity financing and received final approval from the TSX Venture Exchange for the RTO transaction. The Company has already started planning for the development of the Boleo property.

Change of Year End

The Company received approval from the British Columbia Securities Commission to change its fiscal year end from May 31st to December 31st in order that the Company and its subsidiaries have the same fiscal year ends. Accordingly the statements of loss and deficit and cash flows reflected a seven months period from June 1, 2003 to December 31, 2003.

1.3 Results of Operations For the Current Seven Months Period Ended December 31, 2003

Revenue

For the seven months ended December 31, 2003, the Company generated oil and gas revenues of $39,407 compared to $66,988 in the year ended May 31, 2003, a decrease of $27,581 or 41%. The decline was due to the decrease in production from the Pioneer Canal Well #61-9 and a shorter reporting period for seven months versus the full year.

General and Administrative Expenses

Rent and administration expenses increased $10,665 from $1,335 in prior year to $12,000 in the current seven months period. The increase was the result of the Company's move to a share office facility with another company, which has a director and officer in common with the Company. The Company pays monthly rent and administration cost of $4,000 to the related company in connection with the use of the office facility and the services of receptionist/secretary and accounting staffs. The move was necessary because of the Company's increased activities on the proposed acquisition of Mintec.

Legal and accounting expenses increased also during this seven months period in connection with corporate matters related to warrants and options agreement, changes to the Board of directors and management staffs and additional review and audit requirement for the proposed transaction. Legal expenses increased $7,936 from $9,833 in fiscal 2003 to $17,769 for the current seven months period. Accounting and audit fees increased 151% from $5,168 in fiscal 2003 to $12,980 in the current period.

Consulting expenses were paid to the Company's officers and former officers in connection their management and investor relation's services. Consulting expenses increased significantly from $15,385 in prior year to $58,662 in the current seven months period. The increase was due to the following reasons: 1) $40,000 was paid to a former director and officer in connection with past services and ongoing day-to-day management of the oil and gas property. 2) The proposed transaction for the acquisition of Mintec required more time and services from the current management staffs.

Offsetting the increases above, bank charges and interest expenses decreased significantly as a result of the Company's repayment of the convertible debentures in fiscal 2003. Consequently, interest and bank charges expenses decreased $30,713 from $30,891 in last fiscal year to $178 in the current seven months period.

Amortization and depletion decreased from $107,089 in prior year to $33,000 in the current period. The significant decrease in amortization and depletion expenses was due to lower unit of production from the Pioneer Canal #61-9 well.

Net Loss

The Company reported a net loss of $92,653 or $0.03 loss per share for the seven months period compared to a net loss of $396,480 or $0.34 loss per share for the year ended May 31, 2003. The increase net loss for fiscal 2003 was due to approximately $269,000 in resource properties and assets write-off.

Oil & Gas Property

Pioneer Canal #61-9 Horizontal Well, Kern County, California

During fiscal 1998, the Company entered into an option agreement whereby the Company earned a 27.93% working interest in the Pioneer Canal 61-9 Prospect, located in Kern County, California. The Company's working interest was reduced to 18.99% when cash investment was recovered from the net production proceeds. On February 6, 1999 the oil and gas well commenced production. The working interest is subject to a total royalty burden of 22.5% and an ad valorem tax of 1.5%. As at December 31, 2003, the Company had spent a total of $ 660,371 in connection with acquisition costs and development costs and expensed accumulated depletion of $623,371 with a net resource value of $37,000.

Subsequently on April 26, 2004, the Company discontinued the operations of the Pioneer Canal 61-9 well and sold the well to a private company controlled by a former director by acquiring all of the shares of Goldwater Energy Inc., the wholly owned subsidiary that owned the well.

1.4 Transactions with Related Parties

During the seven months period, the Company paid $15,000 consulting fees to companies controlled by current management staffs and directors of the Company. In addition, the Company paid $43,662 to companies controlled by former directors and officers for services rendered for corporate services and past management of the oil and gas properties.

The Company also paid $12,000 rent and administration fees to a related company that has a director and officer in common for share office facilities and staffs.

All the above charges are on terms and conditions similar to non-related parties.

1.5 Selected Annual Information

The following financial data are selected financial information for the Company for the three most recently completed financial years.

	May 31, 2003	May 31, 2002	May 31, 2001
Total revenues	$ 66,988	$ 79,172	$ 263,512
Loss before discontinued operations and extraordinary items	$ (396,480)	$(1,021,486)	$ (753,025)
Loss per share before discontinued operations and extraordinary items	$ (0.34)	$ (1.12)	$ (0.06)
Fully diluted loss per share before discontinued operations and extraordinary items	$ (0.34)	$ (1.12)	$ (0.06)
Net Loss	$ (396,480)	$(1,021,486)	$ (753,025)
Loss per share	$ (0.34)	$ (1.12)	$ (0.06)
Fully diluted loss per share	$ (0.34)	$ (1.12)	$ (0.06)
Total assets	$ 114,155	$ 481,665	$1,230,919
Total long term debt	$ -	$ 333,250	$ 333,250
Cash dividend	$ Nil	$ Nil	$ Nil

Fiscal 2003 compared to Fiscal 2002

The Company reported revenue of $66,988 in fiscal 2003, a decline of $12,184 or 15% from fiscal 2002 with revenue of $79,172. The decrease was mainly attributable to the decline in production from the only producing well, Pioneer Canal Well #61-9.

In fiscal 2003 management continued its effort to cut costs with general and administrative expenses totalled $194,467 compared to $362,729 in fiscal 2002, a decline of $168,262 or 46%. Furthermore, in fiscal 2003 the Company wrote off resource properties of $269,001 compared to $737,929 in fiscal 2002. Consequently, the Company reported a net loss of $394,480 or $0.34 loss per share compared to a net loss of $1,021,486 or $1.12 loss per share in fiscal 2002.

During fiscal 2003, First Goldwater Resources also raised $528,750 by way of equity financing and exercise of share purchase options. The Company repaid the $333,250 convertible debenture from the financing proceeds.

Fiscal 2002 compared to Fiscal 2001

Revenue decreased $184,340 or 70% from $263,512 in fiscal 2001 to $79,172 in fiscal 2002. The decrease was mainly attributable to the decrease in oil and gas production from the Pioneer Canal Well #61-9 and the Pioneer Canal Well #12-10 and a lower oil and gas prices.

General and administrative expenses decrease $607,142 or 62% in fiscal 2002 from fiscal 2001 mainly due to management's effort to cut costs and lower amortization of resource property costs. However, offsetting the decrease in general and administrative expenses in fiscal 2002, the Company wrote off $737,929 in resource property value. Consequently, the Company recorded a net loss of $1,021,486 or $1.12 loss per share in fiscal 2002 versus a net loss of $753,025 or $0.06 loss per share (pre share consolidation) in fiscal 2001.

1.6 Summary of Quarterly Information

Quarterly financial data for the eight most recently completed quarters is provided below.

	Q3 February 28, 2002	**Q4 May 31, 2002**	**Q1 Aug 31, 2002**	**Q2 Nov 30, 2002**	**Q3 February 28, 2003**	**Q4 May 31, 2003**	**Q1 Aug 31, 2003**	**Q2 Nov. 30, 2003**
Total Revenues	$1,277	$19,755	$4,601	$30,794	$14,675	$16,918	$9,897	$15,984

Income or loss before discontinued operations and extraordinary items:

Total	$(262,151)	$(533,022)	$(188,241)	$14,752	$(89,781)	$(133,210)	$7,546	$(23,103)
Per Share	$(0.29)	$(0.59)	$(0.16)	$0.01	$(0.09)	$(0.10)	$(0.00)	$(0.01)
Per Share Fully Diluted	$(0.29)	$(0.59)	$(0.16)	$0.01	$(0.09)	$(0.10)	$(0.00)	$(0.01)

Net income or loss:

Total	$(262,151)	$(533,022)	$(188,241)	$14,752	$(89,781)	$(133,210)	$7,546	$(23,103)
Per Share	$(0.29)	$(0.59)	$(0.16)	$0.01	$(0.09)	$(0.10)	$(0.00)	$(0.01)
Per Share Fully Diluted	$(0.29)	$(0.59)	$(0.16)	$0.01	$(0.09)	$(0.10)	$(0.00)	$(0.01)

General Discussion of Quarterly Results

Revenue

Oil and Gas revenues fluctuated from quarter to quarter based on the unit of production produced. Production was at its highest level in the second quarter ended November 30, 2002 with revenue totalled $30,794 and then declined steadily to approximately on average $14,370 in the last four quarters. The decline was due to write-off of non-producing wells resulting in just one producing well in last four quarters in 2003.

Net Income (Loss)

Net income (loss) also fluctuated due to amortization and depletion of resource properties and write-off of resource properties from quarter to quarter.

1.7 Liquidity and Capital Resources

On December 31, 2003, the Company had a working capital deficiency of $21,166 and cash balance of $4,764. The Company continues to rely on loans from related parties and the exercise of options and warrants to meet the ongoing cash requirements of the Company.

For the seven months period ended December 31, 2003, the Company had negative cash outflow of $27,042 from operating activities compared to negative cash outflow of $148,445 from prior year. The reduction in cash outflow from operating activities was due to cost cutting measure resulting in lower cash outlay. The Company received $17,869 from exercise of 137,450 stock purchase warrants from financing activities and expensed $1,614 on investment in capital assets. The Company had an overall net cash outflow of $10,787 in the seven months period.

Subsequent to the December 31, 2003 year-end on April 20, 2004, the Company was successful in completing the proposed CAD $10 million equity financing. The financing consisted of the followings: 1) A private placement by issuance of 10,666,666 Units at @ $0.75 per unit for gross proceeds of $8,000,000. Each unit consists of one common share of the Company and one-half of one Warrant. One whole warrant will entitle the holder to purchase on share at a price of $1.15 per share at any time for a period of 60 months from the date of issue of the Unit. 2) A short form offering financing through issuance of 2,666,666 Units at a price of $0.75 per unit. Each unit consists of one common share of the Company and one-half of one Warrant. One whole warrant will entitle the holder to purchase one share at a price of $1.15 per share at any time for 60 months from the date of issue of the Unit.

1.8 Proposed Transaction

On December 2, 2003 and subsequently amended on February 12, 2004 and March 8, 2004, pursuant to a share exchange agreement, First Goldwater Resources Inc. agreed to acquire 100% of the issued and outstanding shares of Mintec International Corporation ("Mintec") from its shareholders in exchange for 40,000,000 common shares of the Company. As a result, the Mintec shareholders will acquire control of the Company and the transaction will be treated as a reverse take-over ("RTO"). The share exchange was also subject to the Company completing an equity issue to raise a minimum of $10 million to fund the ongoing development of the Boleo property. On April 20, 2004, the RTO transaction and the $10 million financing were completed.

Mintec is a private Barbados International Business Corporation in the business of mineral exploration and development. Mintec is the beneficial shareholder of all the issued and outstanding shares of Minera y Metalurgica del Boleo S.A.de C.V. ("MMB"), a Mexican company that holds a 100% interest in the Boleo copper-cobalt-zinc mineral deposit (the "Boleo Property").

The Boleo property is located on the east coast of the Baja California Peninsula, some 900 kilometres south of San Diego and near the town of Santa Rosalia B.C.S., Mexico. Over the past ten years, approximately CAD $30 million has been spent on exploration of the property.

David Mehner, P. Geo, a Qualified Person, prepared a technical report dated November 27, 2003 on the Boleo Property entitled "Underground Resource Calculation and Review" and is filed on SEDAR to which the reader is directed. In the report, the Boleo property is calculated to hold an underground-indicated resource of 23,626,949 tonnes grade 2.11% copper, 0.09% cobalt, and 0.42% zinc. A further 21,369,480 tonnes of inferred underground resources grading 2.25% copper, 0.10% cobalt and 0.61% zinc have been identified.

1.9 Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangement such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.10 Contractual Obligations and Commitments

On December 31, 2003, the Company did not have any long-term debt, capital lease obligations, operating leases, purchase obligations and contractual obligations and commitments.

1.11 Financial instruments and Risk Factors

As of December 31, 2003 the Company was not exposed to any financial instruments risks since their fair value approximates their carrying values.

1.12 Outlook

Upon completion of the RTO and the financing, the Company will focus on advancing the development of the Boleo property by conducting an independent pilot plant of the hydrometallurgical process for treatment of the Boleo ore and to conduct underground test mining techniques and drill program at an estimated costs of $6.1 million on the potential of developing a mine at the Boleo property.



British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

____ Schedule B

(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
FIRST GOLDWATER RESOURCES INC.	November 30, 2003	04/01/22

ISSUER'S ADDRESS 1502-543 Granville Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 1X8	604-697-0686	604-683-5774

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Conrad Clemiss	Director	604-683-5774

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
conradc@shaw.ca	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Conrad Clemiss"	CONRAD CLEMISS	04/01/22
Tom Pressello"	TOM PRESSELLO	04/01/22

(Electronic signatures should be entered in "quotations")

FIRST GOLDWATER RESOURCES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

November 30, 2003 and 2002

(Stated in Canadian Dollars)

(Unaudited-Prepared by Management)

FIRST GOLDWATER RESOURCES INC.
INTERIM CONSOLIDATED BALANCE SHEETS
November 30, 2003 and May 31, 2003
(Unaudited- Prepared by Management)

ASSETS	Nov. 30, 2003 (Unaudited)	May 31,2003 (Audited)
Current		
Cash	$ 11,420	$ 15,551
Accounts receivable	33,600	26,479
Prepaid expenses	-	2,125
	45,020	44,155
Capital assets, net of amortization	1,533	-
Resource property costs – Note 3 and Schedule 1	70,000	70,000
	$ 116,553	$ 114,155
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 14,625	$ 22,085
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share capital – Notes 4	6,480,886	5,963,017
Units subscribed	-	500,000
Deficit	(6,378,958)	(6,370,947)
	101,928	92,070
	$ 116,553	$ 114,155

Nature and Continuance of Operations – Note 1

APPROVED BY THE DIRECTORS:

"Tom Pressello" , Director *"Conrad Clemiss"* , Director

SEE ACCOMPANYING NOTES

FIRST GOLDWATER RESOURCES INC.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the six months ended November 30, 2003 and 2002
(Unaudited- Prepared by Management)

	Second Quarter		Cumulative	
	3 months Ended 30-Nov-03	3 months Ended 30-Nov-02	6 months Ended 30-Nov-03	6 months Ended 30-Nov-02
Revenue				
Oil and gas income, net	15,984	30,794	25,881	35,395
	15,984	30,794	25,881	35,395
Expenses				
Accounting and audit fees	(1,022)	(4,820)	1,280	(4,120)
Amortization of capital assets	81	-	81	-
Amortization / depletion of resource property costs	-	-	-	161,527
Bank charges and interest	66	10,069	157	21,004
Communications	493	349	986	(2,669)
Consulting fees	12,450	3,863	13,662	5,483
Filing and transfer agent fees	6,602	6,247	9,002	13,616
Foreign exchange loss (gain)	1,153	-	1,002	-
Gain on forgiveness of debt	(9,889)	-	(10,548)	-
Gain on recovery of loan written off	-	-	(12,602)	-
Loss on sale of securities	-	(313)	-	387
Legal fees	11,503	514	17,769	5,055
Management fees	-	-	-	3,666
Office and general	2,104	(734)	5,103	467
Provincial and state taxes (recovered)	-	-	-	(400)
Rent and administration	8,000	867	8,000	468
Travel and promotion	-	-	-	4,400
	31,541	16,042	33,892	208,884
Net income (loss) for the period	(15,557)	14,752	(8,011)	(173,489)
Retained Earnings (Deficit) Beginning of Period	(6,363,401)	(6,162,708)	(6,370,947)	(5,974,467)
Retained Earnings (Deficit) End of Period	$ (6,378,958)	$ (6,147,956)	$ (6,378,958)	$ (6,147,956)
Basic income (loss) per share for the period	($ 0.005)	$ 0.014	($ 0.002)	($ 0.170)

SEE ACCOMPANYING NOTES

FIRST GOLDWATER RESOURCES INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

for the six months ended November 30, 2003 and 2002

(Unaudited- Prepared by Management)

	Second Quarter		Cumulative	
	3 months Ended 30-Nov-03	**3 months Ended 30-Nov-02**	**6 months Ended 30-Nov-03**	**6 months Ended 30-Nov-02**
Operating Activities				
Net income (loss) for the period	(15,557)	14,752	(8,011)	(173,489)
Items not involving cash:				
Amortization of capital assets	81	-	81	-
Amortization of resource property costs	-	-	-	161,527
	(15,476)	14,752	(7,930)	(11,962)
Net changes in non-cash working capital balances:				
Accounts receivable and loans receivable	3,052	(6,754)	(7,121)	15,134
Marketable securities	-	-	-	4,000
Prepaid expenses	1,112	1,551	2,125	971
Accounts payable and accrued liabilities	(10,305)	137	(7,460)	4,097
	(21,617)	9,686	(20,386)	12,240
Financing Activities				
Issuance of common shares	17,869	-	17,869	28,750
	17,869	-	17,869	28,750
Investing Activities				
Increase (decrease) in resource property costs	-	(3,095)	-	(9,718)
Acquisition of capital assets	(1,614)	-	(1,614)	-
	(1,614)	(3,095)	(1,614)	(9,718)
Increase (Decrease) in Cash During the Period	(5,362)	6,591	(4,131)	31,272
Cash, Beginning of Period	16,782	31,593	15,551	6,912
Cash, End of Period	$ 11,420	$ 38,184	$ 11,420	$ 38,184

SEE ACCOMPANYING NOTES

FIRST GOLDWATER RESOURCES INC. Schedule 1

SCHEDULE OF RESOURCE PROPERTY COSTS

As of November 30, 2003 and May 31, 2003

(Unaudited- Prepared by Management)

	Pioneer Canal 61-9 USA	Nov. 30, 2003 Total	May 31, 2003 Total
Balance, Beginning of period	$ 70,000	$ 70,000	$ 177,089
Deferred Exploration Costs:			
Drilling and field costs	-	-	-
Amortization and depletion	-	-	(107,089)
Balance, End of the period	$ 70,000	$ 70,000	$ 70,000

SEE ACCOMPANYING NOTES

FIRST GOLDWATER RESOURCES INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

November 30, 2003 and 2002

(Unaudited- Prepared by Management)

Note 1 Nature and Continuance of Operations

First Goldwater Resources Inc. was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company is a development stage company engaged in the acquisition and exploration of mineral properties in USA. The Company is a reporting issuer in British Columbia and trades on the TSX Venture Exchange under the symbol FGW.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company has accumulated losses of $6,378,958 since inception. The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and/or the ability to generate profitable operations in the future.

The Company is in the process of exploring its resource properties and has not determined whether these properties contain reserves, which are economically recoverable. The recoverability of amounts shown for resource properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their exploration and development and future profitable production from the properties or proceeds from their disposition.

Note 2 Summary of Significant Accounting Policies

The unaudited interim financial statements are prepared by the Company in accordance with Canadian accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the annual audited financial statements. These interim financial statements do not include all the disclosures included in the Company's annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the Company's annual financial statements.

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates that have been made using careful judgement. Actual results may differ from these estimates.

The interim financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its newly incorporated wholly-owned subsidiary, Goldwater Energy Inc. All significant inter-company transactions and balances have been eliminated.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(b) Oil and Gas Properties and Depletion

The Company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

Costs capitalized, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves as determined by independent petroleum engineers. Petroleum products and reserves are converted to a common unit of measure, using 6 MCF of natural gas to one barrel of oil.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion by more than 20%. Royalties paid net of any tax credits received are netted with oil and gas sales.

In applying the full cost method, the Company performs a ceiling test on properties which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proved oil and gas reserves, as determined by independent engineers, based on sales prices achievable under existing contracts and posted, average reference prices in effect at the end of the year and current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes.

(c) Fair Market Value of Financial Instruments

The carrying values of cash, accounts receivable, and accounts payable and accrued liabilities approximate fair value because of the short-term maturity of those instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(d) Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Gains or losses are included in income of the year. Non-monetary assets, liabilities and other items recorded in income arising from transactions denominated in foreign currencies, are translated at rates of exchange in effect at the date of the transaction.

(e) Basic and Diluted Loss Per Share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

(f) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

(g) Marketable Securities

Marketable securities are valued at the lower of cost and market value.

(h) Stock-based Compensation

The Company has a stock-based compensation plan as disclosed in Note 4, whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct

Note 2 Summary of Significant Accounting Policies – (cont'd)

awards of stock to employees are accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after June 1, 2002.

Note 3 Resource Property Costs

Oil and Gas Properties

Kern County, USA, Pioneer Canal 61-9 Prospect

During the year ended May 31, 1998, the Company entered into an option agreement whereby the Company earned a 27.93% working interest in the Pioneer Canal 61-9 Prospect, located in Kern County, California.

The Company's working interest is reduced to 18.99% when the cash investment is recovered from the net production proceeds. The Company has the right to participate in further wells drilled on the property.

On February 6, 1999, the oil and gas well commenced production. The working interest is subject to a total royalty burden of 22.5% and an ad valorem tax of 1.5%. The Company earned net revenues of $15,984 and $30,794 on the prospect for the three months ended November 30, 2003 and 2002, respectively.

	Nov. 30, 2003	May 31, 2003
Acquisition costs	$ 229,442	$ 229,442
Drilling	131,359	131,359
Engineering	7,440	7,440
Finder's fee	35,659	35,659
Reports and mapping	7,457	7,457
Surface equipment	249,014	249,014
	660,371	660,371
Accumulated depletion	(590,371)	(590,371)
Total	$ 70,000	$ 70,000

Note 4 Share Capital

a) Authorized:

200,000,000 common shares without par value

b) Issued:

	Number	$
Balance, May 31, 2001	13,269,020	5,507,367
For cash:		
Pursuant to a private placement– at $0.125	980,000	122,500
Pursuant to the exercise of share purchase options		
– at $0.12	23,500	2,820
– at $0.17	30,000	5,100
Pursuant to the exercise of share purchase warrants		
– at $0.124	95,000	11,780
– at $0.175	224,000	39,200
Pursuant to the conversion of special warrant – at $0.15	1,636,666	245,500
Balance, May 31, 2002	16,258,186	5,934,267
For cash:		
Pursuant to the exercise of share purchase options		
– at $0.11	125,000	13,750
Pursuant to the exercise of share purchase warrants		
– at $0.10	150,000	15,000
Cancellation of escrow shares	(274,807)	-
	16,258,379	5,963,017
Rollback of share capital 16:1	(15,242,230)	-
Balance, May 31, 2003	1,016,149	5,963,017
Pursuant to a private placement – at $0.10	5,000,000	500,000
Share entitlement correction	5	-
Pursuant to the exercise of share purchase warrants -at $0.13	137,450	17,869
Balance, November 30, 2003	6,153,604	6,480,886

c) Escrow:

During the year ended May 31, 2003, the Company cancelled 274,807 escrow shares.

d) Commitments:

i) Share Purchase Options

On October 1, 2003 the Company granted 260,000 share purchase option to employees, consultants and directors.

ii) Share Purchase Warrants

At November 30, 2003, there were 4,914,425 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant as follows:

Number	Exercise Price	Expiry Date
51,875	$1.60	November 26, 2003*
4,862,550	$0.13	July 11, 2005
4,914,425		

* If the closing price for the Company's share is $2.00 per share or greater for a period of 10 consecutive trading days, then the warrant holders will have 30 days to exercise their warrants, otherwise the warrants will expire on the 31st day.

Note 5 Related Party Transactions

(a) The Company incurred the following transactions with directors or officers of the Company or with companies with directors or officers in common:

	Six Months ended Nov. 30, 2003	2002
Consulting fees	$ 13,662	$ 5,483
Interest	-	6,062
Management fees	-	3,666
Office and printing	3,000	-
Rent and administration	8,000	867
	$ 24,662	$ 16,078

The charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Note 5 Related Party Transactions– (cont'd)

b) At November 30, 2003, the Company had the following amounts due from a company of a former director of the Company or companies with directors in common:

	Nov. 30, 2003	May 31, 2003
Accounts receivable	33,600	8,580
Accounts payable and accrued liabilities	-	(1,216)

Note 6 Segmented Information

Geographic Information

Revenues from operations in the six months ended November 30, 2003 were derived from oil and gas sales in the United States.

The Company's non-current assets in geographic locations are as follows:

	Nov. 30, 2003	May 31, 2003
Canada	$ -	$ -
United States	70,000	70,000
	$ 70,000	$ 70,000

Note 7 Subsequent Events

On December 2, 2003, the Company entered into a letter agreement to purchase 100% of the issued and outstanding shares of Mintec International Corporation ("Mintec") from its shareholders, in consideration of an aggregate of 40,000,000 common shares of First Goldwater Resources Inc. The share exchange will result in a change of control of the Issuer (the "RTO") In addition, the share exchange is subject to the Issuer completing an equity issue to raise a minimum of $10 million at not less than $1 per share.

Mintec is a privately held company in the business of mineral exploration and development. Mintec is the beneficial shareholder of all the issued and outstanding shares of Mineral Metalurgica del Boleo S.A.de C.V.("MMB"), a Mexican company that holds a 100% registered and beneficial interest in the Boleo copper-cobalt-zinc mineral deposit (the"Boleo Property"). Upon the completion of the RTO, the Company will focus on the ongoing development of the Beleo property.

The closing of the proposed transaction is subject to both companies and the Sponsor completing due diligence investigations and obtaining approval from all other applicable regulatory authorities.

The Company also announced a proposed change of fiscal year end from May 31st to December 31st in order to bring the Company and its subsidiaries inline as one so that all fiscal year ends are the same. The proposed change is subject to obtaining applicable regulatory approval and approval from Canada Custom and Revenue Agency.

FIRST GOLDWATER RESOURCES INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2004

(Unaudited)

FIRST GOLDWATER RESOURCES INC.
INTERIM CONSOLIDATED BALANCE SHEETS
(Unaudited)
March 31, 2004 and December 31, 2003

ASSETS	March 31, 2004 (Unaudited)	December 31, 2003 (audited)
Current		
Cash	$ 3,505	$ 4,764
Accounts receivable	-	-
GST receivable	3,881	4,200
	7,386	8,964
Resource property costs – Note 3 and Schedule 1	27,000	37,000
Capital assets, net – Note 4	1,380	1,452
	$ 35,766	$ 47,416
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 64,507	$ 30,130
Due to affiliated company – Note 6	7,500	-
	72,007	30,130
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share capital – Notes 5 and 8	6,480,886	6,480,886
Deficit	(6,517,127)	(6,463,600)
	(36,241)	17,286
	$ 35,766	$ 47,416

Nature and Continuance of Operations – Note 1
Commitments – Note 5
Subsequent Events – Note 8

APPROVED BY THE DIRECTORS:

"Thomas Pressello" ________________, Director

"John Greenslade" ________________, Director

SEE ACCOMPANYING NOTES

FIRST GOLDWATER RESOURCES INC.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
For the three months ended March 31, 2004 and March 31, 2003

	First Quarter ended March 31, 2004	First Quarter ended March 31, 2003
Revenues		
Oil and gas income, net	$ 15,500	$ 17,013
Expenses		
Amortization of capital assets	72	30,476
Amortization and depletion of resource property costs	10,000	-
Bank charges and interest	66	10,888
Consulting fees – Note 6	27,500	1,111
Filing fees	5,373	2,194
Investor relations	9,000	-
Legal fees	35	2,000
Office and printing	2,430	(996)
Rent and administration – Note 6	12,000	867
Shareholder information	355	-
Subcontract accounting	870	-
Telephone	394	-
Transfer agent fees	932	-
	69,027	46,540
Loss before other items	(53,527)	(29,527)
Other items		
Write-off of loans receivable	-	(57,796)
Net loss for the period	(53,527)	(87,323)
Deficit, beginning of the period	(6,463,600)	(6,156,183)
Deficit, end of the period	$ (6,517,127)	$ (6,243,506)
Basic and diluted loss per share	$ (0.01)	$ (0.09)

SEE ACCOMPANYING NOTES

FIRST GOLDWATER RESOURCES INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31, 2004 and March 31, 2003

	First Quarter ended March 31, 2004	First Quarter ended March 31, 2003
Operating Activities		
Net loss for the year	$ (53,527)	$ (87,323)
Items not involving period:		
Amortization of capital assets	72	30,476
Amortization and depletion of resource property costs	10,000	-
Write-off of loans receivable	-	57,796
	(43,455)	949
Changes in non-cash working capital accounts:		
Accounts receivable	-	383
GST receivable	319	-
Accounts payable and accrued liabilities	34,377	(1,758)
	(8,759)	(426)
Financing Activities		
Increase (decrease) in amounts due to affiliated company	7,500	-
	7,500	-
Investing Activities	-	-
Increase (decrease) in cash during the period	(1,259)	(426)
Cash, beginning of the period	4,764	636
Cash, end of the period	$ 3,505	$ 210
Supplementary information;		
Interest paid	$ -	$ 10,775

SEE ACCOMPANYING NOTES

Schedule 1

FIRST GOLDWATER RESOURCES INC.

SCHEDULE OF RESOURCE PROPERTY COSTS

for the three months ended March 31, 2004 and the year ended December 31, 2003

	Pioneer Canal 61-9 USA	Pioneer Canal 12-10 USA	March 31 2004 Total	December 31 2003 Total
Balance, beginning of year	$ 37,000	$ -	$ 37,000	$ 70,000
Acquisition Costs				
Cash	-	-	-	-
Deferred Exploration Costs				
Drilling and field costs	-	-	-	-
Land lease	-	-	-	-
Management	-	-	-	-
	-	-	-	-
Capital Assets				
Pipeline	-	-	-	-
Amortization and depletion	(10,000)	-	(10,000)	(33,000)
Other				
Write-off of resource property costs	-	-	-	-
Recovery of costs	-	-	-	-
Proceeds from sale	-	-	-	-
	-	-	-	-
Balance, end of the period	$ 27,000	$ -	$ 27,000	$ 37,000

FIRST GOLDWATER RESOURCES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2004 and December 31, 2003

Note 1 Nature and Continuance of Operations

The Company is in the development stage, was incorporated on July 15, 1985, under the Company Act of British Columbia and its common shares are publicly traded on the TSX Venture Exchange.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company has accumulated losses of $6,517,127 since inception. The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and/or the ability to generate profitable operations in the future.

The Company has changed its fiscal year end from May 31 to December 31. Accordingly, these interim financial statements are for the first quarter subsequent to the December 31 year-end.

Note 2 Summary of Significant Accounting Policies

These interim consolidated financial statements are unaudited and are not reviewed by our auditors.

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada. The preparation of financial data is based on accounting policies and practices consistent with those used in the annual audited financial statements. These interim consolidated financial statements do not include all the disclosures included in the Company's annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the Company's annual financial statements.

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates that have been made using careful judgement. Actual results may differ from these estimates.

The interim financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Oil and Gas Properties and Depletion

The Company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

Costs capitalized, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves as determined by independent petroleum engineers. Petroleum products and

Note 2 Summary of Significant Accounting Policies – (cont'd)

reserves are converted to a common unit of measure, using 6 MCF of natural gas to one barrel of oil.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion by more than 20%. Royalties paid net of any tax credits received are netted with oil and gas sales.

In applying the full cost method, the Company performs a ceiling test on properties which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proved oil and gas reserves, as determined by independent engineers, based on sales prices achievable under existing contracts and posted, average reference prices in effect at the end of the year and current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes.

(b) Fair Market Value of Financial Instruments

The carrying values of cash, accounts receivable, and accounts payable and accrued liabilities approximate fair value because of the short-term maturity of those instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

(c) Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Gains or losses are included in income of the year. Non-monetary assets, liabilities and other items recorded in income arising from transactions denominated in foreign currencies, are translated at rates of exchange in effect at the date of the transaction.

(d) Basic and Diluted Loss Per Share

Basic earnings (loss) per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted

Note 2 Summary of Significant Accounting Policies – (cont'd)

amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

(e) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

(f) Marketable Securities

Marketable securities are valued at the lower of cost and market value.

(g) Stock-based Compensation

The Company has a stock-based compensation plan as disclosed in Note 5, whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after June 1, 2002.

(h) Principles of Consolidation

On September 17, 2003, the Company incorporated a wholly owned Nevada subsidiary, Goldwater Energy Inc. and transferred the Pioneer Canal 61-9 oil and gas well into the subsidiary. The consolidated financial statements as at March 31, 2004 include the accounts of the Company and its subsidiary. All significant inter-company transactions and balances have been eliminated on consolidation.

Note 3 Resource Property Costs – Note 8

Oil and Gas Properties

(a) Kern County, USA, Pioneer Canal 61-9 Prospect

During the year ended May 31, 1998, the Company entered into an option agreement whereby the Company earned a 27.93% working interest in the Pioneer Canal 61-9 Prospect, located in Kern County, California.

The Company's working interest was reduced to 18.99% when the cash investment was recovered from the net production proceeds. The Company has the right to participate in further wells drilled on the property.

On February 6, 1999, the oil and gas well commenced production. The working interest is subject to a total royalty burden of 22.5% and an ad valorem tax of 1.5%.

	March 31, 2004	December 31, 2003
Acquisition costs	$ 229,442	$ 229,442
Drilling	131,359	131,359
Engineering	7,440	7,440
Finder's fee	35,659	35,659
Reports and mapping	7,457	7,457
Surface equipment	249,014	249,014
	660,371	660,371
Accumulated depletion	(633,371)	(623,371)
Total	$ 27,000	$ 37,000

Subsequently on April 26, 2004, the Company disposed of the Pioneer Canal 61-9 oil and gas well held by its subsidiary to a privately held company owned by a former director of the Company.

(b) Kern County, USA, Pioneer Canal 12-10 Prospect

During the year ended May 31, 2000, the Company entered into an option agreement whereby the Company earned a 27.83% working interest in the Pioneer Canal 12-10 Prospect, located in Kern County, California. The Company's working interest was reduced to 18.87% when the cash investment was recovered from the net production proceeds.

During the year ended May 31, 2003, the Company sold the remaining 5% working interest in the Pioneer Canal 12-10 Prospect for $3,745. Property costs of $102,523 were included in write-off of resource property costs in the fiscal year ended May 31, 2003.

Note 3 Resource Property Costs –(cont'd)

(c) Pioneer Canal Pipeline, Kern County, USA

On May 15, 2001, the Company entered into a joint venture operating agreement whereby the Company earned a 15.158% interest in Pioneer Canal Pipeline (the "Pipeline") located in Kern County, California.

During the year ended May 31, 2003, management of the Company abandoned its interesting the Pipeline and has written-off resource property costs of $20,598.

(d) Travis Gas Project, Solano County, USA

During the year ended May 31, 2001, the Company acquired, from a company with directors in common, a 1.5% working interests in wells located in Solano County, USA. During the year ended May 31, 2003, the Company abandoned the Pale Rider 3-26 well and has written-off $55,259

(e) Green Ranch Project, Stephens County, USA

On February 4, 2002, the Company entered into an operating agreement whereby it acquired a 5% working interest and 3.9% net revenue interest in the initial Z-1 well, located in Stephens County, Texas. The Company has the right to participate in further wells drilled on the property by paying its proportionate percentage of the Project costs. For the year ended May 31, 2003 net operating costs were $1,516 on this property.

During the year ended May 31, 2003, management of the Company abandoned its interest in the well and has written-off resource property costs of $30,050.

Note 4 Capital Assets

	Cost	Accumulated Amortization	March 31 2004 Net	December 31 2003 Net
Furniture and fixtures	$ 1,613	$ 233	$ 1,380	$ 1,452
	$ 1,613	$ 233	$ 1,380	$ 1,452

Note 5 Share Capital – (See also subsequent event-Note 8)

a) Authorized:

200,000,000 common shares without par value

b) Issued:

		Number	$
Balance, May 31, 2002		16,258,186	5,934,267
For cash:			
Pursuant to the exercise of share purchase options	$0.11	125,000	13,750
Pursuant to the exercise of share purchase warrants	$0.10	150,000	15,000
Cancellation of escrow shares		(274,807)	-
		16,258,379	5,963,017
Rollback of share capital 16:1		(15,242,230)	-
Balance, May 31, 2003		1,016,149	5,963,017
For cash:			
Pursuant to a private placement	$0.10	5,000,000	500,000
Share entitlement correction		5	-
Pursuant to the exercise of share purchase warrants	$0.13	137,450	17,869
Balance, December 31, 2003 and March 31, 2004		6,153,604	6,480,886

c) Commitments:

i) Share Purchase Options

From time to time, the Company grants share purchase options to directors and employees to purchase common shares of the Company at market related prices. Information regarding the Company's outstanding share purchase options is summarized below:

	Number		Weighted Average Price
Balance, May 31, 2002	1,488,950	$	0.19
Granted	-		-
Cancelled or expired	(1,363,950)		0.19
Exercised	(125,000)		0.11
Balance, May 31, 2003	-	$	-
Granted-October 1, 2003	260,000		0.22
Balance, March 31, 2004	260,000	$	0.22

Note 5 Share Capital – (cont'd)

As at March 31, 2004, options were outstanding entitling directors and employees to purchase 260,000 common shares at $0.22 per share until October 1, 2005.

As disclosed in its accounting policies note, the Company does not record $49,400 on the granting of stock options to employees and director. Disclosure of pro forma loss and loss per share had the Company elected to follow the fair value method using the Black-Scholes option pricing model is as follows:

	Three months ended March 31, 2004	Seven months ended December 31 2003
Loss for the period as reported	$ (53,527)	$ (92,653)
Pro forma loss for the period	$ (102,927)	$ (142,063)
Basic and diluted loss per share	$ (0.01)	$ (0.03)
Pro forma basic and diluted loss per share	$ (0.02)	$ (0.04)

The following assumptions were used for the Black-Scholes model:

Risk fee interest rate	3.14%
Dividend yield	0%
Expected volatility	198.5%
Weighted average expected stock option life	2 years

ii) Share Purchase Warrants

At March 31, 2004, there were 4,862,550 share purchase warrants outstanding. Each warrant entitles the holders thereof the right to purchase one common share for $0.13 per share until July 11, 2005.

Note 6 Related Party Transactions

(a) The Company incurred the following transactions with directors and former directors or officers of the Company or with companies with directors or officers in common:

	Three months ended March 31, 2004	Three months ended March 31, 2003
Consulting fees	$ 27,500	$ 1,111
Office and printing	-	2,000
Rent	12,000	-
	$ 39,500	$ 3,111

The charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

a) At March 31, 2004 and December 31, 2003, the Company had the following amounts due to a company with directors in common:

	March 31, 2004	December 31, 2003
Accounts receivable	$ -	$ -
Due to affiliated company	$ (7,500)	$ -

Note 7 Segmented Information

Geographic Information

Revenues were derived from oil and gas sales in the United States.

The Company's non-current assets in geographic locations are as follows:

	March 31, 2004	December 31, 2003
Canada	$ 1,380	$ 1,452
United States	27,000	37,000
	$ 28,380	$ 38,452

Note 8 Subsequent Events

a) Reverse Takeover of Mintec International Corporation

Pursuant to a letter agreement dated December 2, 2003 and amended February 12, 2004 and March 8, 2004 the Company purchased 100% of the issued and outstanding shares of Mintec International Corporation ("Mintec") from its shareholders, in consideration for the issuance of 40,000,000 common shares of the Company. The share exchange results in a change of control of the Company. This transaction will be accounted for as a purchase transaction, on a reverse take-over basis ("RTO").

Mintec is a privately held company in the business of mineral exploration and development. Mintec is the beneficial shareholder of all the issued and outstanding shares of Mineral Metalurgical del Boleo S.A.de C.V.("MMB"), a Mexican company that holds a 100% registered and beneficial interest in Boleo copper-cobalt-zinc mineral deposit (the "Boleo Property").

On April 20, 2004 the RTO was completed and the Company will focus on the ongoing development of the Boleo property.

b) Discontinuation of the Pioneer Canal 61-9 Oil and Gas Well

On April 26, 2004, the Company disposed of the Pioneer Canal 61-9 oil and gas well to a private company owned by a former director through transfer of all the issued and outstanding shares of its wholly owned subsidiary, Goldwater Energy Inc. to the private company. The purpose of the disposition was to enable the Company to focus on the development of the Boleo property.

c) Equity Financing

In connection with the acquisition of Mintec, the Company completed a brokered private placement of 10,666,667 units at $0.75 per unit on April 20, 2004. Each unit consists of one common share and one half warrant. Each whole warrant is exercisable for a period of five years at $1.15 per share. A commission of $480,000 cash and 533,333 Agents warrants plus sponsorship fees of $48,000 were paid. Each Agent's Warrant entitles the Agent to acquire an additional share at $0.75 per share up to October 19, 2005.

In addition, the Company completed a public offering of 2,666,667 units at $0.75 per unit. Each unit consists of one common share and one-half warrant. Each whole warrant is exercisable for a period of five years at $1.15. A commission of $84,473 cash, 87,370 units(at same terms with the public offering) and 133,333 Agent's Warrants plus fees of $10,000 were paid. Each Agent's Warrant entitles the Agent to acquire an additional share at $0.75 per share up to October 19, 2005.

FIRST GOLDWATER RESOURCES INC.
Management Discussion and Analysis
QUARTERLY REPORT – March 31, 2004

This Management's Discussion and Analysis of First Goldwater Resources Inc. provides analysis of First Goldwater Resources' financial results for the three months period ended March 31, 2004. The following information should be read in conjunction with the accompanying unaudited financial statements and the notes to the unaudited financial statements.

1.1 Date of Report: May 19, 2004

1.2 Overall Performance

Nature of Business and Overall Performance

First Goldwater Resources Inc. (the "Company") is involved in the identification, acquisition and development of mineral properties. The Company commenced operations upon incorporation in 1985 and engaged primarily in the exploration and development of mineral and natural resource properties. Since 1998, the Company focused primarily in the exploration and development of oil and gas properties. As of March 31, 2004, the Company had an accumulated deficit totalling $6,517,127 as a result of exploration and administrative costs and write-off of resource properties that were not economically viable.

During the three months period ended March 31, 2004, the Company was actively concluding a reverse-takeover transaction ("RTO") with Mintec International Corporation and completing a $10 million equity financing in conjunction with the RTO as described below. As at March 31, 2004, the Company's only principal asset was an 18.99% interest in an oil and gas project in Kern County, California, the Pioneer Canal Prospect #61-9 well, held through its wholly owned subsidiary, Goldwater Energy Inc. The well is still in production but generates lower than expected revenues. In the first quarter ended March 31, 2004 the Company reported revenues of $15,500 compared to $17,013 from the comparable quarter ended March 31, 2003. The reason for the reduction was mainly attributable to the continuous decline in production from the Pioneer Canal Prospect #61-9 well. On March 31, 2004 the Company had a working capital deficiency of $64,621 and cash balance of $3,505. In an effort to improve their future prospects and financial condition, the Company has entered into a new business acquisition and financing arrangement.

Business Acquisition and Financing

On December 2, 2003 and subsequently amended on February 12, 2004 and March 8, 2004, the Company entered into an arm's length agreement to purchase 100% of the issued and outstanding shares of Mintec International Corporation ("Mintec") from its shareholders, in consideration for the issuance of 40,000,000 common shares of the Company. The share exchange will result in a change of control of the Company (the "RTO"). Mintec, through its wholly owned Mexican subsidiary, holds a 100% interest in a copper-cobalt-zinc mineral deposit (the Boleo Property). Concurrent with the RTO, the Company also raised CAD $10 million in equity financing in order to fund the exploration and development of the Boleo Property. (See proposed transaction and liquidity and capital resources for more detail).

On April 20, 2004, the Company completed the $10 million equity financing and received final approval from the TSX Venture Exchange for the RTO transaction. The Company has already started planning for the development of the Boleo property.

Disposition of the Oil and Gas Property

Subsequent to the completion of the RTO effective on April 26, 2004, the Company disposed of the Pioneer Canal Prospect #61-9 oil and gas well to a private company held by a former director of the Company. The disposition was made in an effort to focus completely on the development of the Boleo property.

Change of Year End

The Company received approval from the British Columbia Securities Commission to change its fiscal year end from May 31st to December 31st in order that the Company and its subsidiaries have the same fiscal year ends. Accordingly these financial statements reflect the first quarter ended March 31, 2004.

1.3 Results of Operations For the Three Months Period Ended March 31, 2004

Revenue

For the first quarter ended March 31, 2004, the Company generated oil and gas revenues of $15,500 compared to $17,013 in the comparable quarter ended March 31, 2003, a decrease of $1,513 or 9%. The decline was due to the decrease in production from the Pioneer Canal Well #61-9.

General and Administrative Expenses

Rent and administration expenses increased $11,133 from $867 in the comparable quarter to $12,000 in the current quarter. The increase was the result of the Company's move to a shared office facility with another company, which has a director and officer in common with the Company. The Company pays monthly rent and administration cost of $4,000 to the related company in connection with the use of the office facility and the services of receptionist/secretary and accounting staff. The move was necessary due to the Company's increased activities on the acquisition of Mintec.

Consulting expenses were paid to both an officer of the Company and a former officer in connection their management services. Consulting expenses increased significantly from $1,111 in the comparative quarter to $27,500 in the current quarter. The increase was due to the following reasons: 1) $15,500 was paid to a former director and officer in connection with past service and ongoing day-to-day management of the oil and gas property. 2) $12,000 was paid to a current officer for services rendered for the acquisition of Mintec.

The Company also paid $9,000 to a former director and officer for investor relations service. The reason for the service was to increase communication with existing shareholders and potential investors of the proposed RTO transaction.

Filing fees, transfer agent fees increased in the current quarter due to additional activities in connection with the filing of the Company's Annual Information Form, warrants and options arrangements, and change of year end.

Offsetting the increases above, bank charges and interest expenses decreased significantly as a result of the Company's repayment of the convertible debentures in fiscal 2003. Consequently, interest and bank charges expenses decreased $10,822 from $10,888 in last year's quarter to $66 in the current quarter.

Amortization of capital assets decreased significantly in the current quarter. The Company wrote off capital assets in the comparable quarter last year, therefore amortization expenses were much higher in prior year's quarter.

The Company reported a net loss of $53,527 or $0.01 loss per share for the current quarter compared to a net loss of $87,323 or $0.09 loss per share for the same quarter last year. The increase in net loss for the comparable quarter was due to a $57,796 loss from the write-off of loans receivable. Furthermore, the $0.09 loss per share was due to the 16:1 share rollback resulting in fewer outstanding shares in the comparable quarter last year.

Oil & Gas Property

Pioneer Canal #61-9 Horizontal Well, Kern County, California

During fiscal 1998, the Company entered into an option agreement whereby the Company earned a 27.93% working interest in the Pioneer Canal 61-9 Prospect, located in Kern County, California. The Company's working interest was reduced to 18.99% when cash investment was recovered from the net production proceeds. On February 6, 1999 the oil and gas well commenced production. The working interest is subject to a total royalty burden of 22.5% and an ad valorem tax of 1.5%. As at March 31, 2004, the Company had spent a total of $ 660,371 in connection with acquisition costs and development costs and expensed accumulated depletion of $633,371 with a net resource value of $27,000.

Subsequently on April 26, 2004, the Company discontinued the operations of the Pioneer Canal Prospect #61-9 well and sold the well to a private company controlled by a former director by transferring of all the shares of Goldwater Energy Inc., the wholly owned subsidiary, to the private company.

1.4 Transactions with Related Parties

In the first quarter ended March 31, 2004, the Company paid $12,000 consulting fees to a company controlled by an officer and director of the Company for service in connection with the acquisition of Mintec. In addition, the Company paid $15,500 to a company controlled by a former director and officer for service rendered for management of the oil and gas properties. $9,000 was also paid to a former officer and director for investor relations service.

The Company also paid $12,000 rent and administration fees to an affiliated company that has a director and officer in common for shared office facilities and staff.

All the above charges are on terms and conditions similar to non-related parties.

1.5 Selected Annual Information

The following financial data are selected financial information for the Company for the three most recently completed financial years.

	Dec. 31, 2003	May 31, 2003	May 31, 2002
Total revenues	$ 39,407	$ 66,988	$ 79,172
Loss before discontinued operations and extraordinary items	$ (92,653)	$ (396,480)	$(1,021,486)
Loss per share before discontinued operations and extraordinary items	$ (0.03)	$ (0.34)	$ (1.12)

Fully diluted loss per share before discontinued operations and extraordinary items	$ (0.03)	$ (0.34)	$ (1.12)
Net Loss	$ (92,653)	$ (396,480)	$(1,021,486)
Loss per share	$ (0.03)	$ (0.34)	$ (1.12)
Fully diluted loss per share	$ (0.03)	$ (0.34)	$ (1.12)
Total assets	$ 47,416	$ 114,155	$ 481,665
Total long term debt	$ -	$ -	$ 333,250
Cash dividend	$ Nil	$ Nil	$ Nil

Transitional year ended December 31, 2003 compared to Fiscal year ended May 31, 2003

The Company generated oil and gas revenues of $39,407 for the seven months period compared to $66,988 for the fiscal year ended May 31, 2003, a decrease of $27,581 or 41%. The decline was due to the decrease in production from the Pioneer Canal Prospect #61-9 well and a shorter reporting period for seven months versus a full year.

General and administrative expenses totalled $154,430 for the seven month period compared to $194,467 for the fiscal 2003 year. During the seven month period ended December 31, 2003, rent and administration, legal and accounting, consulting expenses increased mainly due to increased activities in connection with the acquisition of Mintec. Offsetting the increases, the Company had lower interest expenses as a result of repayment of the convertible debentures in fiscal year ended May 31, 2003. Amortization and depletion of resource property costs were also lower in the seven months period due to lower unit of production from the well. Consequently the Company reported a net loss of $92,653 or $0.03 loss per share for the seven months period versus a net loss of $396,480 or $0.34 loss per share for the fiscal year ended May 31, 2003. The increase in net loss for fiscal 2003 was due to approximately $269,000 in resource properties and assets write-off.

Fiscal 2003 compared to Fiscal 2002

The Company reported revenue of $66,988 in fiscal 2003, a decline of $12,184 or 15% from fiscal 2002 with revenue of $79,172. The decrease was mainly attributable to the decline in production from the only producing well, Pioneer Canal Well #61-9.

In fiscal 2003 management continued its effort to cut costs with general and administrative expenses totalled $194,467 compared to $362,729 in fiscal 2002, a decline of $168,262 or 46%. Furthermore, in fiscal 2003 the Company wrote off resource properties of $269,001 compared to $737,929 in fiscal 2002. Consequently, the Company reported a net loss of $394,480 or $0.34 loss per share compared to a net loss of $1,021,486 or $1.12 loss per share in fiscal 2002.

During fiscal 2003, First Goldwater Resources also raised $528,750 by way of equity financing and exercise of share purchase options. The Company repaid the $333,250 convertible debenture from the financing proceeds.

1.6 Summary of Quarterly Information

Quarterly financial data for the eight most recently completed quarters is provided below.

	Q3 February 28, 2002	**Q4 May 31, 2002**	**Q1 Aug 31, 2002**	**Q2 Nov 30, 2002**	**Q3 February 28, 2003**	**Q4 May 31, 2003**	**Q1 Aug 31, 2003**	**Q2 Nov. 30, 2003**
Total Revenues	$1,277	$19,755	$4,601	$30,794	$14,675	$16,918	$9,897	$15,984

Income or loss before discontinued operations and extraordinary items:

Total	$(262,151)	$(533,022)	$(188,241)	$14,752	$(89,781)	$(133,210)	$7,546	$(23,103)
Per Share	$(0.29)	$(0.59)	$(0.16)	$0.01	$(0.09)	$(0.10)	$(0.00)	$(0.01)
Per Share Fully Diluted	$(0.29)	$(0.59)	$(0.16)	$0.01	$(0.09)	$(0.10)	$(0.00)	$(0.01)

Net income or loss:

Total	$(262,151)	$(533,022)	$(188,241)	$14,752	$(89,781)	$(133,210)	$7,546	$(23,103)
Per Share	$(0.29)	$(0.59)	$(0.16)	$0.01	$(0.09)	$(0.10)	$(0.00)	$(0.01)
Per Share Fully Diluted	$(0.29)	$(0.59)	$(0.16)	$0.01	$(0.09)	$(0.10)	$(0.00)	$(0.01)

General Discussion of Quarterly Results

Revenue

Oil and Gas revenues fluctuated from quarter to quarter based on the unit of production produced. Production was at its highest level in the second quarter ended November 30, 2002 with revenue totalled $30,794 and then declined steadily to approximately on average $14,370 in the last four quarters. The decline was due to write-off of non-producing wells resulting in just one producing well in last four quarters in 2003.

Net Income (Loss)

Net income (loss) also fluctuated due to amortization and depletion of resource properties and write-off of resource properties from quarter to quarter.

1.7 Liquidity and Capital Resources

On March 31, 2004, the Company had a working capital deficiency of $64,621 and cash balance of $3,505. The Company continues to rely on loans from related parties and the exercise of options and warrants to meet the ongoing cash requirements of the Company.

For the three months period ended March 31, 2004, the Company had negative cash outflow of $8,759 from operating activities compared to negative cash outflow of $426 from the comparable quarter. The Company received $7,500 from loan advanced from an affiliated company from financing activities. The Company had an overall net cash outflow of $1,259 in the current quarter.

Subsequent to the quarter ended March 31, 2004 on April 20, 2004, the Company was successful in completing the proposed CAD $10 million equity financing. The financing consisted of the followings: 1) A private placement by issuance of 10,666,666 Units at @ $0.75 per unit for gross proceeds of $8,000,000. Each unit consists of one common share of the Company and one-half of one Warrant. One whole warrant will entitle the holder to purchase on share at a price of $1.15 per share at any time for a period of 60 months from the date of issue of the Unit. 2) A short form offering financing through issuance of 2,666,666 Units at a price of $0.75 per unit. Each unit consists of one common share of the Company and one-half of one Warrant. One whole warrant will entitle the holder to purchase one share at a price of $1.15 per share at any time for 60 months from the date of issue of the Unit. The Company received net proceeds of $9,154,956 for both financings.

Use of proceeds

	CAD
-To conduct an independent pilot plant of the hydrometallurgical process for treatment of Boleo ore	$3,478,545
-To conduct underground test mining techniques	$2,358,000
-To conduct an exploration drill program	$ 327,000
-General and administrative costs for 18 months	$ 662,736
-Management costs	$ 468,000
-Working capital	$1,631,301
-Other RTO and financing costs	$ 229,374
Total proceeds	$ 9,154,956

For additional details in connection with use of proceeds, please refer to the March 19, 2004 filing statement of the Company via SEDAR.

1.8 Completed RTO Transaction

On December 2, 2003, and subsequently amended on February 12, 2004 and March 8, 2004, pursuant to a share exchange agreement, the Company agreed to acquire 100% of the issued and outstanding shares of Mintec International Corporation ("Mintec") from its shareholders in exchange for 40,000,000 common shares of the Company. As a result, the Mintec shareholders will acquire control of the Company and the transaction will be treated as a reverse take-over ("RTO").

The share exchange was also subject to the Company completing an equity issue to raise a minimum of $10 million to fund the ongoing development of the Boleo property. On April 20, 2004, the RTO transaction and the $10 million financing were completed.

Mintec is a private Barbados International Business Corporation in the business of mineral exploration and development. Mintec is the beneficial shareholder of all the issued and outstanding shares of Minera y Metalurgica del Boleo S.A.de C.V. ("MMB"), a Mexican company that holds a 100% interest in the Boleo copper-cobalt-zinc mineral deposit (the "Boleo Property").

The Boleo property is located on the east coast of the Baja California Peninsula, some 900 kilometres south of San Diego and near the town of Santa Rosalia B.C.S., Mexico. Over the past ten years, approximately CAD $30 million has been spent on exploration of the property.

David Mehner, P. Geo, a Qualified Person, prepared a technical report dated November 27, 2003 on the Boleo Property entitled "Underground Resource Calculation and Review" and is filed on SEDAR to which the reader is directed. In the report, the Boleo property is calculated to hold an underground-

indicated resource of 23,626,949 tonnes grade 2.11% copper, 0.09% cobalt, and 0.42% zinc. A further 21,369,480 tonnes of inferred underground resources grading 2.25% copper, 0.10% cobalt and 0.61% zinc have been identified.

Proforma Share Capital after RTO

Authorized 200,000,000 common shares without par value

	No of shares	CAD
-Existing shares outstanding	6,153,604	$ 32,259
-Acquisition of Mintec/Boleo Property	40,000,000	$31,577,900
-Issuance of FGW shares on private placement	10,666,666	$ 8,000,000
-Issuance of FGW shares on the Short Form Offering	2,666,666	$ 2,000,000
-Issuance of shares for corporate finance fees and commission	77,370	$ -
-Cost of RTO and financing		$ (1,074,417)
Total	59,564,306	$ 40,535,742

1.9 Off-Balance Sheet Arrangements

On March 31, 2004 the Company had no material off-balance sheet arrangement such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.10 Contractual Obligations and Commitments

As at March 31, 2004, the Company did not have any long-term debt, capital lease obligations, operating leases, purchase obligations and contractual obligations and commitments.

1.11 Financial instruments and Risk Factors

The Company is not exposed to any financial instruments risks since their fair value approximates their carrying values because of the short-term maturity of those instruments.

1.12 Outlook

Upon completion of the RTO and the financing, the Company will focus on advancing the development of the Boleo property by conducting an independent pilot plant of the hydrometallurgical process for treatment of the Boleo ore and to conduct underground test mining techniques and drill program on the potential of developing a mine at the Boleo property.

BAJA MINING CORP
(Formerly First Goldwater Resources Inc.)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004 and 2003

(Stated in Canadian Dollars)

(Unaudited-Prepared by Management)

BAJA MINING CORP
(Formerly First Goldwater Resources Inc.)
INTERIM CONSOLIDATED BALANCE SHEETS
June 30, 2004 and December 31, 2003
(Unaudited- Prepared by Management)

ASSETS	June 30, 2004 (Unaudited)	December 31, 2003 (Audited)
Current		
Cash	$ 437,120	$ 56,004
Short term deposit	7,529,975	-
Accounts receivable and advances	26,298	5,949
GST receivable	13,273	-
Prepaid expenses and deferred expenses	848	99,826
	8,007,514	161,779
Mineral properties and mining concessions (Note 4)	757,793	757,793
Capital assets, net of amortization	69,359	50,505
	$ 8,834,666	$ 970,077
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 176,128	$ 32,186
Due to related parties (Note 6)	45,560	793,849
	221,688	826,035
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share capital (Note 5)	40,547,520	31,577,900
Contributed surplus (Note 3h)	49,400	-
Deficit	(31,983,942)	(31,433,858)
	8,612,978	144,042
	$ 8,834,666	$ 970,077

Nature and Continuance of Operations (Note 1)

APPROVED BY THE DIRECTORS:

"Tom Pressello" , Director   *"John Greenslade"* , Director

SEE ACCOMPANYING NOTES

BAJA MINING CORP
(Formerly First Goldwater Resources Inc.)
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the six months ended June 30, 2004 and 2003
(Unaudited- Prepared by Management)

	Second Quarter		Cumulative	
	3 months Ended 30-June-04	3 months Ended 30-June-03	6 months Ended 30-June-04	6 months Ended 30-June-03
Exploration Expenses				
Metallurgical and contract services	100,408	4,641	100,408	14,469
Concession fees and other	51,609	2,552	51,609	47,756
Professional fees	23,861	1,256	63,004	5,795
Camp, general and travel	108,497	3,647	108,497	14,058
Geological and geochemical	-	52	-	52
Payroll and social security	-	-	-	-
Roads	-	-	-	-
	284,375	12,148	323,518	82,130
General and Administrative Expenses				
Audit fees and legal fees	35,465	5,348	35,465	10,695
Amortization of capital assets	1,710	2,381	3,208	4,761
Consulting fees	27,000	-	27,000	-
Filing, exchange and transfer agent fees	15,793	-	15,793	-
Foreign exchange loss (gain)	12,108	(30,053)	12,108	(40,818)
Investor relations	9,500	-	9,500	-
Management fees	48,273	-	48,273	-
Office and general	11,659	4,653	17,191	8,808
Rent and administration	15,000	-	15,000	-
Promotion and advertising	3,443	-	3,443	-
Wages and subcontract	18,905	863	20,160	1,642
	198,856	(16,808)	207,141	(14,912)
Income (loss) before other item	(483,231)	4,660	(530,659)	(67,218)
Other item				
Interest income	29,975		29,975	-
Net Income (loss) for the Period	(453,256)	4,660	(500,684)	(67,218)
Retained Earnings (Deficit) Beginning of Period	(31,481,286)	(31,101,707))	(31,433,858)	(31,029,829)
Change in accounting policy- (Note 3h)	(49,400)	-	(49,400)	-
Retained Earnings (Deficit) End of Period	$ (31,983,942)	$ (31,097,047)	$ (31,983,942)	$ (31,097,047)
Basic income (loss) per share for the period	($ 0.03)	$ 0.00	($ 0.03)	($ 0.01)

SEE ACCOMPANYING NOTES

BAJA MINING CORP
(Formerly First Goldwater Resources Inc.)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six months ended June 30, 2004 and 2003
(Unaudited- Prepared by Management)

	Second Quarter		Cumulative	
	3 months Ended 30-June-04	3 months Ended 30-June-03	6 months Ended 30-June-04	6 months Ended 30-June-03
Operating Activities				
Net income (loss) for the period	(453,256)	4,600	(500,684)	(67,218)
Items not involving cash:				
Amortization of capital assets	1,710	2,381	3,208	4,761
	(451,546)	6,981	(497,476)	(62,457)
Net changes in non-cash working capital balances:				
Accounts receivable and advances	(29,975)	-	(20,349)	-
GST receivable	(2,500)	-	(13,273)	(4,500)
Prepaid expenses and deferred expenses	98,978	-	98,978	-
Accounts payable and accrued liabilities	149,369	-	143,942	-
	(235,674)	6,981	(288,178)	(66,957)
Financing Activities				
Net proceeds from issuance of common shares	8,969,620	-	8,969,620	-
(Repayment) to related parties	(748,289)		(748,289)	61,785
	8,221,331	-	8,221,331	61,785
Investing Activities				
Acquisition of capital assets	(22,062)	-	(22,062)	-
	(22,062)	-	(22,062)	-
Increase (Decrease) in Cash During the Period	7,963,595	6,981	7,911,091	(5,172)
Cash, Beginning of Period	3,500	1,500	56,004	13,653
Cash, End of Period	$ 7,967,095	$ 8,481	$ 7,967,095	$ 8,481
Represented By:				
Cash	437,120	8,481	437,120	8,481
Short term investment	7,529,975	-	7,529,975	-
Cash, End of Period	$ 7,967,095	$ 8,481	$ 7,967,095	$ 8,481

SEE ACCOMPANYING NOTES

BAJA MINING CORP
(Formerly First Goldwater Resources Inc.)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2004 and 2003
(Unaudited- Prepared by Management)

Note 1 Nature and Continuance of Operations

First Goldwater Resources Inc. was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company is a reporting issuer in British Columbia and trades on the TSX Venture Exchange. Effective April 20, 2004, the Company completed a business combination with Mintec International Corporation through a reverse takeover. Subsequently on July 20, 2004 the Company changed its name to Baja Mining Corp under a new trading symbol "BAJ".

The Company is in the process of exploring its resource properties in Mexico and is considered to be in the exploration stage.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and/or the ability to generate profitable operations in the future.

Note 2 Reverse Takeover of Mintec International Corporation

Effective April 20, 2004, pursuant to a share exchange agreement, the Company acquired all the issued and outstanding shares of Mintec International Corporation ("Mintec") by issuing 40,000,000 common shares of the Company. The transaction resulted in a change of control and therefore, the transaction is treated as a reverse takeover for accounting purposes whereby Mintec is identified as the acquirer. Accounting for the business combination as reverse takeover results in the following:

(a) The consolidated financial statements of the combined entities are issued under the legal parent (First Goldwater Resources Inc) but are considered a continuation of the financial statements of the legal subsidiary, Mintec International Corporation.
(b) Since Mintec is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated financial statements at their historical carrying values.
(c) The fair value of net assets acquired were as follows:

Total assets	$	110,167
Total liabilities		(63,796)
	$	46,371

Note 3 Summary of Significant Accounting Policies

The interim consolidated financial statements are unaudited and are not reviewed by our auditors.

The unaudited interim financial statements are prepared by the Company in accordance with Canadian accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the annual audited financial statements. These interim financial statements do not include all the disclosures included in the Company's annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the Company's annual financial statements.

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates that have been made using careful judgement. Actual results may differ from these estimates.

The interim financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company, its legal subsidiary Mintec International Corporation and its wholly-owned subsidiary, Minera Y Metalurgica Del Boleo, S.A de C.V. All significant inter-company transactions and balances have been eliminated.

(b) Resource Interests

The Company is in the process of developing its mineral properties and has capitalized the acquisition costs for its property rights and mining concessions. The Company has adopted the policy of expensing mineral exploration costs incurred prior to the completion of an economic feasibility study.

Capitalized costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of ore reserves, while capitalized costs for prospects abandoned are written off.

Management periodically reviews the estimated future operating cash flows of its mining operations in determining if adjustments to the carrying values of its mining assets are required to record those assets at the net recoverable amount. The ultimate recoverability of the amounts capitalized for the mining assets is dependent upon the delineation of economically recoverable ore reserves, the Company's ability to obtain

Note 3 Summary of Significant Accounting Policies – (cont'd)

the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. Management's estimates of recoverability of the Company's investment in the mining assets have been based on best estimates. However, it is reasonably possible that changes could occur in the year term, which could adversely affect management's estimates and may result in further write-downs of capitalized carrying values.

(c) Fair Market Value of Financial Instruments

The Company's financial instruments consist of cash, GIC, accounts receivable, accounts payable and due to related parties. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest, currency or credit risks arising from these financial instruments, unless otherwise noted.

(d) Foreign Currency Translation and Currency Risk

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Gains or losses are included in income of the year. Non-monetary assets, liabilities and other items recorded in income arising from transactions denominated in foreign currencies are translated at rates of exchange in effect at the date of the transaction.

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations.

(e) Basic and Diluted Loss Per Share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

(f) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities

Note 3 Summary of Significant Accounting Policies – (cont'd)

as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

(g) Marketable Securities

Marketable securities are valued at the lower of cost and market value.

(h) Stock-based Compensation

On January 1, 2004, the Company adopted the amended CICA Handbook Section 3870-"Stock-based Compensation and Other Stock-based Payments". This change in accounting policy has been applied retroactively with no restatement of prior periods presented for the consolidated statements of loss, deficit, cash flows and shareholders' equity.

Under this amended standard, the Company must account for compensation expense based on the fair value of rights granted under its stock-based compensation plan. Under this method, compensation costs attributable to share options granted to employees, directors or officers is measured at a fair value at the grant date, and expensed over the expected options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

Previously, the Company accounted for stock-based compensation to employees, directors and officers using the settlement method. No compensation costs were recorded in the financial statements for stock options granted, as the options had no intrinsic value at the date of grant. Consideration paid by employees, directors and officers on the exercise of stock options and purchase of stock is credited to share capital.

As a result of this change on January1, 2004, contributed surplus and deficit increased by $49,400.

(i) Environmental Expenditures

The operations of the Company may, in the future, be affected by changes in environmental regulations, including those for future reclamation and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's policy is to comply with legal requirements, as instigated by government agencies or appropriate authorities, as a minimum where necessary to conduct its business responsibly and in accordance with the principles of economically sustainable development.

Note 4 Resource Property Costs

Boleo property details are as follows:

	June 30, 2004	Dec 31, 2003
Property rights (note 4a)	$ 651,443	$ 651,443
Mining concessions (note 4b)	106,350	106,350
Total	$ 757,793	$ 757,793

a) Property rights:

The Company owns three properties containing approximately 6,692 hectares, located near Santa Rosalia, Baja California Sur, Mexico. The annual property tax on these properties is approximately $6,200.

b) Mining concessions:

The Company acquired certain concessions covered by 15 separate titles and covering approximately 10,081 hectares, located near Santa Rosalia, Baja California Sur, Mexico. The annual fee on these concessions is approximately $58,000.

The Company completed the following transactions with a related party on the concessions

Balance, December 31, 2001	$104,500
Increased ownership on certain titles from 87.4% to 100%	9,774
Disposed of the Company's interest in certain non-copper/cobalt bearing concessions	(9,196)
Balance December 31, 2002	$105,078
Acquired certain contiguous copper/cobalt bearing concessions (holds 100% interest)	1,272
Balance, December 31, 2003 and June 30, 2004	$106,350

Note 4 Resource Property Costs – (cont'd)

c) Detail of cumulative expenditures on the Boleo property are as follows:

	June 30, 2004	Dec. 31, 2003
Roads	687,494	687,494
Metallurgical and contract services	5,443,511	5,343,103
Geological and geochemical	6,094,450	6,094,450
Professional fees	2,403,961	2,340,957
Concession fees and other	1,507,044	1,455,435
Payroll and social security	1,259,261	1,259,261
Camp and general and travel	447,852	339,355
Drilling	7,057,178	7,057,178
Management fees	2,893,966	2,893,966
Feasibility studies	1,130,257	1,130,257
Ecological	1,034,426	1,034,426
Hydrological	56,186	56,186
Ending Balance	30,015,586	29,692,068

Note 5 Share Capital

a) Authorized:

200,000,000 common shares without par value

b) Issued:	Number	$
Balance, December 31, 2003	6,153,604	31,577,900
Issuance of common shares to acquire Mintec International Corp. (note 5c)	40,000,000	46,371
Issuance of common shares on private placement (note 5d)	10,666,666	8,000,000
Issuance of common shares on short form offering (note 5d)	2,666,666	2,000,000
Pursuant to the exercise of share purchase warrants – at $0.13	652,000	84,760
Issuance of common shares for corporate finance fees and commission on private placement and short form offering	77,370	-
Share issuance costs	-	(1,161,511)
Balance, June 30, 2004	60,216,306	40,547,520

SEE ACCOMPANYING NOTES

c) Share issued to acquire Mintec International Corporation:

Effective April 20, 2004, pursuant to a share purchase agreement, the Company acquired all the issued and outstanding shares of Mintec International Corporation in exchange for 40,000,000 shares. The share exchange resulted in a change of control, which is accounted for as a reverse takeover.

d) Private Placement:

i) In connection with the above-mentioned acquisition, the Company completed a broker private placement of 10,666,667 units at $0.75 per unit on April 20, 2004. Each unit consists of one common share and one half warrant. Each whole warrant is exercisable for a period of five years at $1.15 per share.

ii) Short Form Offering

The Company also completed a public offering of 2,666,667 units at $0.75 per unit. Each unit consists of one common share and one-half warrant. Each whole warrant is exercisable for a period of five years at $1.15.

Warrants	Exercise Price	Expiry Date
6,666,666 warrants	$1.15	April 20, 2009
705,351 Agent's warrants	$0.75	October 19, 2005
4,210,550 warrants	$0.13	July 11, 2005
11,582,567		

e) Stock Options:

Number	Exercise Price	Expiry Date
260,000	$0.22	October 1, 2005
2,290,000	$0.75	March 22, 2009
695,000	$0.75	May 17, 2009
225,000	$0.75	July 22, 2009
620,000	$0.75	August 13, 2009
4,090,000		

Note 6 Related Party Transactions

(a) The Company incurred the following transactions with directors or officers of the Company or with companies with directors or officers in common:

	Six months ended June 30, 2004	Year end Dec. 31, 2003
Project management fees and management fees paid/accrued to companies controlled by directors and officers of the Company	$ 83,273	$ 71,420
Legal fees accrued/paid to a law firm whose partner is a director and officer of the Company	95,363	70,011
Financing fees paid to a company controlled by a directors and officers of the Company	65,000	-
Rent and administration to companies with a directors in common	15,000	-
	$ 258,636	$ 141,431

The charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

As of June 30, 2004 and December 31, 2003, the Company had the following amounts due from a company of a former director of the Company or companies with directors in common:

	June 30, 2004	Dec 31, 2003
Tek Terra Corporation	22,087	612,581
Minera Terra Gaia, S.A.de C.V.	23,473	26,146
A related company controlled by a director	-	66,122
A law firm in which an insider	-	89,000
Total	45,560	793,849

BAJA MINING CORP.
(Formerly First Goldwater Resources Inc.)
Management Discussion and Analysis
QUARTERLY REPORT – June 30, 2004

This Management's Discussion and Analysis of Baja Mining Corp. provides analysis of Baja Mining Corp's financial results for the second quarter ended June 30, 2004. The following information should be read in conjunction with the accompanying unaudited consolidated financial statements and the notes to the unaudited consolidated financial statements.

1.1 Date of Report: August 27, 2004

1.2 Overall Performance

Nature of Business and Overall Performance

First Goldwater Resources received approval from the TSX Venture Exchange to change its name to Baja Mining Corp. effective June 20, 2004. The Company trades on the TSX Venture Exchange under the new symbol "BAJ".

Baja Mining Corp. ("the Company") is involved in the identification, acquisition and development of mineral properties. The Company commenced operations upon incorporated in 1985 and engaged primarily in exploration and development of mineral and natural resource properties.

On April 20, 2004, the Company completed a business combination with Mintec International Corporation ("Mintec") and completed a $10 million equity financing in conjunction with the business combination. The business combination resulted in a change of control of the Company whereby Mintec is deemed to be the acquirer. The transaction is accounted for under the purchase method, on a reverse take-over basis ("RTO"). Mintec, through its wholly owned Mexican subsidiary, Mineral Metalurgica del Boleo S.A.de C.V. ("MMB") holds a 100% interest in a copper-cobalt-zinc mineral deposit (the Boleo Property). The Company is currently focusing its exploration activities on the Boleo property.

Subsequent to the business combination, the Company disposed of the oil and gas assets and transferred all the shares of the subsidiary, Goldwater Energy Inc. to Brothers Oil and Gas Inc. for $27,000 as full payment for outstanding monies owed to Brothers Oil and Gas Inc.

The Boleo Property

The Boleo property is located on the east coast of the Baja California Peninsula, some 900 kilometres south of San Diego and near the town of Santa Rosalia B.C. S., Mexico. Prior to the current quarter, approximately CAD $30 million were spent on exploration and pre-feasibility study on the Boleo property.

David Mehner, P.Geo, a Qualified Person, prepared a technical report dated November 27, 2003 on the Boleo Property entitled "Underground Resource Calculation and Review". In the report, the Boleo property is calculated to hold an underground-indicated resource of 23,626,949 tonnes grade 2.11% copper, 0.09% cobalt, and 0.42% zinc. A further 21,369,480 tonnes of inferred underground resources grading 2.25% copper, 0.10% cobalt and 0.61% zinc have been identified.

Current Development in this Second Quarter

Management has selected Bateman Engineering Pty Limited ("Bateman") of Perth, Western Australia to commence an initial scoping study in order to determine the requirements for completion of the Final Feasibility Study (the "Study"). The Company is currently reviewing the legal and commercial

details of the contract with Bateman to conduct the Final Feasibility Study as well as finalizing the scope of work that form part of the Study's contract.

In preparation for completion of the Final Feasibility Study, management have visited several selected commercial pilot plant facilities with Bateman Personnel to make a final determination on the location of the pilot plant. One of the most important aspects of the feasibility study is the completion of a continuous pilot plant to demonstrate the viability of the revised (simplified) flowsheet for the recovery of copper, zinc and cobalt. Management is currently investigating some new advances that may allow further simplification of the cobalt and zinc recovery as well as the production of possible value-added zinc and cobalt products. The new advances will significantly reduce capital and operating costs in the recovery process.

The Company is in the process of assembling a technical team needed to move the Boleo Project forward through final feasibility study. During the quarter, management appointed David Dreisinger, P. Eng., and Gaston Reymenants as Vice President Metallurgy and Vice President Marketing, respectively. In addition, Thomas Ogryzlo, P. Eng, and Graham Thody, C.A. jointed the Board of Directors of the Company.

During this second quarter, the Company incurred $284,375 in connection with the exploration of the Boleo property. Majority of expenses were contract, management and professional services as well as travel expenses and concession fees.

As of June 30, 2004, the Company had working capital of $7,785,826. The funds will be used, as part of the Final Feasibility Study, to conduct an independent two phase pilot plant study of the process treatment of Boleo ore with an estimated cost of $1,600,000 for phase-one. If phase one proved to be successful, the second phase may be unnecessary with a cost saving of approximately $2,400,000.

The Company is also conducting a bulk sample-solid liquid separation test. Initial assumption was that a significant (+200 tonne) ore sample would be required to determine the settling characteristics of the various types of ores comprising the Boleo Deposit in order to determine if the leached ore would be amenable to the use of high rate thickeners. However, it became apparent that the settling characteristics of the ore could potentially be determined by a test of an ore sample as small as 200 kg.

Other Development

Montado Basin-New Exploration Drillings

The Montado Basin is located contiguous with the existing Boleo Property that is believed to contain copper-cobalt-zinc resources. An application has been made to the appropriate Mexican authorities for a permit to conduct an exploratory diamond drill program together with the necessary environmental reports to permit the issuance of such permit. Subject to drill rig availability and the issuance of permit, the drilling will commence shortly. The exploration drill program will have an estimated cost of approximately $327,000.

1.3 Results of Operations For the Three Months Period Ended June 30, 2004

General and Administrative Expenses

Accounting and legal costs totalled $35,465 in the current quarter incurred in connection with the preparation of Form 20F registration in anticipation for trading in the United States and for audit fees under accrued for the year ended December 31, 2003.

Consulting expenses of $27,000 were paid to Brothers Oil and Gas Inc. for fees in connection with the oil and gas properties management. The oil and gas properties were sold back to Brothers Oil and Gas Inc. for the same amount on April 26, 2004.

The Company incurred $15,793 filing, exchange and transfer agent fees for services related to shares pooling and escrow arrangement, warrants administration fees and costs in connection with the AGM on June 18, 2004. In comparison to the same period last year, since Mintec was a non-reporting issuer, there was no filing and exchange fee.

Rent and administration expenses have increased significantly compared to the same period last year as a result of the Company move to a share office facility. The move was necessary due to the Company's increased exploration activities on the Boleo property and the hiring of additional staffs.

Management fees of $48,273 were paid for services in connection with corporate management and project management. The Company paid $29,273 to officers for management services and $19,000 for project management services.

The Company incurred $18,905 in wages and subcontract for the hiring of an officer manager and a part time controller for corporate and accounting services.

The Company paid $9,500 investor relations expenses for in-house investor relations staffs in the quarter.

The Company reported a net loss of $453,256 or $0.03 loss per share for the current quarter compared to a net income of $4,660 or $0.00 income per share for the same quarter last year. The increase in net loss for the current quarter reflected increase exploration activities on the Boleo property.

1.4 Transactions with Related Parties

For the six months ended June 30, 2004, the Company paid $83,273 project management fees and management fees to companies controlled by officers and directors of the Company for management services. In addition, the Company paid $95,363 to a law firm whose partner is a director and officer of the Company. $65,000 was also paid to a company controlled by a director for services rendered in respect of the RTO. The Company also paid $15,000 rent and administration fees to affiliated companies that have directors and officers in common for share office facilities and staffs.

All the above charges are on terms and conditions similar to non-related parties.

1.5 Summary of Quarterly Information

Quarterly financial data for the most recently completed quarters is provided below. The Company, Mintec International Corporation, the deemed acquirer was not a reporting issuer prior to the RTO; therefore, the Company provides information for the most recent six quarters that are available.

	Q1 Mar 31, 2003	Q2 June 30, 2003	Q3 Sept 30, 2003	Q4 Dec 31, 2003	Q1 Mar 31, 2004	Q2 June. 30, 2004
Total Revenues	$-	$-	$-	$-	$-	$-

Income or loss before discontinued operations and extraordinary items:

Total	$(71,878)	$4,660	$(193,717)	$(143,094)	$(47,428)	$(453,256)

Per Share	$(0.00)	$0.00	$(0.01)	$(0.01)	$(0.00)	$(0.03)
Per Share Fully Diluted	$(0.00)	$0.00	$(0.01)	$(0.01)	$(0.00)	$(0.03)

Net income or loss:

Total	$(71,878)	$4,660	$(193,717)	$(143,094)	$(47,428)	$(453,256)
Per Share	$(0.00)	$0.00	$(0.01)	$(0.01)	$(0.00)	$(0.03)
Per Share Fully Diluted	$(0.00)	$0.00	$(0.01)	$(0.01)	$(0.00)	$(0.03)

General Discussion of Quarterly Results

Net Income (Loss)

The Company carried out exploration activities on the Boleo property in Mexico. Factors that caused fluctuations in the Company's quarterly results are the amount and extend of exploration and operation activities in the quarters.

1.6 Liquidity and Capital Resources

As at June 30, 2004, the Company had working capital of $7,785,826 and cash balance of $7,967,095 compared to working capital deficiency of $664,256 and cash balance of 56,004 as at December 31, 2003. The improvement was the result of the completion of the $ 10 million equity financing on April 20, 2004. The financing consisted of the followings: 1) a private placement by issuance of 10,666,666 Units at @ $0.75 per unit for gross proceeds of $8,000,000. Each unit consists of one common share of the Company and one-half of one Warrant. 2) A short form offering financing through issuance of 2,666,666 Units at a price of $0.75 per unit. Each unit consists of one common share of the Company and one-half of one Warrant. The Company received net proceeds of approximately $9,000,000 and will be used for exploration, final feasibility study and working capital purposes.

For the three months period ended June 30, 2004, the Company had negative cash outflow of $235,674 from operating activities compared to a small cash inflow of $6,981 due to foreign exchange from the comparable quarter last year. Because of the Company's increased exploration activities since the financing, operating activities increased significantly in this quarter as compared to last year.

The Company repaid $748,289 for amounts owing to related companies in the quarter. The Company also acquired $22,062 capital assets during the quarter. Overall the Company had net cash inflow of $7,963,595.

1.7 Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangement such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.8 Contractual Obligations and Commitments

The Company has no long-term debt, no material capital lease obligations, operating leases, purchase obligations and contractual obligations and commitments. The company has management contracts with two officers and directors of the Company for management services at $9,000 per month totalling $18,000 for an initial term until April 30, 2005.

1.9 Financial instruments and Risk Factors

The Company is not exposed to any financial instruments risks since their fair value approximates their carrying values because of the short-term maturity of those instruments.

The Company operates internationally, which gives rise to the risk of that cash flows may be adversely impacted by exchange rate fluctuations. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations.

Mineral exploration and development involves a high degree of risk since few properties are developed into producing mines. There is no assurance that the Company's mineral exploration activities will result in the discovery of resources that would be economical for commercial production. The commercial viability of the mineral deposits is dependent upon a number of factors which are beyond the Company's control. Some of these factors are attributable to commodity prices, government polices and regulation and environmental protection.

Resource estimates involves degree of uncertainty in the calculation of reserves and the corresponding grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that the level of resources will be realized. In addition, decline in the market price of copper, zinc and cobalt may adversely affect the economics of a reserve and may require the Company to reduce its estimates.

1.10 Outlook

The Company is actively proceeding with the Final Feasibility Study of the Boleo property in order to develop a mine at the Boleo property. The Company plans to spend at least seven to eight million during the next twelve months on advancing its exploration and development program on the Boleo property. Depending on the results of the final feasibility study, the Company may undertake additional financing in order to complete the construction and operation of the Boleo mine.

BAJA MINING CORP
(Formerly First Goldwater Resources Inc.)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2004 and 2003

(Stated in Canadian Dollars)

(Unaudited-Prepared by Management)

BAJA MINING CORP

(Formerly First Goldwater Resources Inc.)

September 30, 2004 and September 30, 2003

(Unaudited- Prepared by Management)

The interim consolidated balance sheet of Baja Mining Corp as at September 30, 2004 and interim consolidated statements of loss and deficit and cash flows for the period ended have not been audited or reviewed by our auditors.

BAJA MINING CORP
(Formerly First Goldwater Resources Inc.)
INTERIM CONSOLIDATED BALANCE SHEETS
September 30, 2004 and December 31, 2003
(Unaudited- Prepared by Management)

ASSETS	September 30, 2004 (Unaudited)	December 31, 2003 (Audited)
Current		
Cash	$ 638,263	$ 56,004
Short term deposit	6,059,824	-
Accounts receivable and advances	27,749	5,949
GST receivable	14,821	-
Prepaid expenses and deferred expenses	594	99,826
	6,741,251	161,779
Mineral properties and mining concessions (Note 4)	757,793	757,793
Capital assets, net of amortization	115,274	50,505
	$ 7,614,318	$ 970,077
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 47,838	$ 32,186
Due to related parties (Note 6)	28,829	793,849
	76,667	826,035
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share capital (Note 5)	40,596,348	31,577,900
Contributed surplus (Note 5e)	1,312,841	-
Deficit	(34,371,538)	(31,433,858)
	7,537,651	144,042
	$ 7,614,318	$ 970,077

Nature and Continuance of Operations (Note 1)

APPROVED BY THE DIRECTORS:

"Tom Pressello" , Director   *"John Greenslade"* , Director

SEE ACCOMPANYING NOTES

BAJA MINING CORP
(Formerly First Goldwater Resources Inc.)
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the nine months ended September 30, 2004 and 2003
(Unaudited- Prepared by Management)

	Third Quarter		Cumulative	
	3 months Ended 30-Sept-04	3 months Ended 30-Sept-03	9 months Ended 30-Sept-04	9 months Ended 30-Sept-03
Exploration Expenses				
Geological	2,401	-	2,401	-
Metallurgical and contract services	477,487	108,814	577,895	123,283
Concession fees and other	63,089	55,810	114,698	103,566
Professional fees	223,231	13,492	286,235	19,287
Camp, general and travel	95,876	4,865	204,373	18,923
Geological and geochemical	-	857	-	909
Stock-based compensation expenses- (Note 5e)	578,382	-	578,382	-
	1,440,466	183,838	1,763,984	265,968
General and Administrative Expenses				
Audit fees and legal fees	3,295	5,347	38,760	16,042
Amortization of capital assets	2,099	2,381	5,307	7,142
Consulting fees	-	-	27,000	-
Filing, exchange and transfer agent fees	7,934	-	23,727	-
Foreign exchange loss (gain)	35,861	(10,766)	47,969	(51,584)
Investor relations	16,500	-	26,000	-
Management fees	72,000	-	120,273	-
Office and general	14,992	754	32,183	9,562
Rent and administration	22,500	-	37,500	-
Promotion, trade show and marketing	87,602	-	91,045	-
Stock-based compensation expenses- (Note 5e)	734,459	-	734,459	-
Travel and automobile	-	4,466	-	4,466
Wages and subcontract	36,987	7,697	57,147	9,339
	1,034,229	9,879	1,241,370	(5,033)
Income (loss) before other item	(2,474,695)	(193,717)	(3,005,354)	(260,935)
Other item				
Interest income	37,699	-	67,674	-
Net Income (loss) for the Period	(2,436,996)	(193,717)	(2,937,680)	(260,935)
Retained Earnings (Deficit) Beginning of Period	(31,934,542)	(31,097,047)	(31,433,858)	(31,029,829)
Retained Earnings (Deficit) End of Period	$ (34,371,538)	$ (31,290,764)	$ (34,371,538)	$ (31,290,764)
Basic income (loss) per share for the period	($ 0.08)	($19.37)	($ 0.10)	($26.09)
Weighted average number of share outstanding	30,442,070	10,000	30,442,070	10,000

SEE ACCOMPANYING NOTES

BAJA MINING CORP
(Formerly First Goldwater Resources Inc.)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the nine months ended September 30, 2004 and 2003
(Unaudited- Prepared by Management)

	Third Quarter		Cumulative	
	3 months Ended 30-Sept-04	3 months Ended 30-Sept-03	9 months Ended 30-Sept-04	9 months Ended 30-Sept-03
Operating Activities				
Net income (loss) for the period	(2,436,996)	(193,717)	(2,937,680)	(260,935)
Items not involving cash:				
Amortization of capital assets	2,099	2,381	5,307	7,142
Stock-based compensation expenses	1,312,841	-	1,312,841	-
	(1,122,056)	(191,336)	(1,619,532)	(253,793)
Net changes in non-cash working capital balances:				
Accounts receivable and advances	(1,451)	54,492	(21,800)	54,492
GST receivable	(1,548)	-	(14,821)	-
Prepaid expenses and deferred expenses	254	(48,152)	99,232	(48,152)
Accounts payable and accrued liabilities	(128,290)	2,628	15,652	(1,872)
	(1,253,091)	(182,368)	(1,541,269)	(249,325)
Financing Activities				
Net proceeds from issuance of common shares	48,828	-	9,018,448	-
Advances (Repayment) to related parties	(16,731)	194,249	(765,020)	256,034
	32,097	194,249	8,253,428	256,034
Investing Activities				
Purchase of concessions	-	(1,272)	-	(1,272)
Acquisition of capital assets	(48,014)	-	(70,076)	-
	(48,014)	(1,272)	(70,076)	(1,272)
Increase (Decrease) in Cash During the Period	(1,269,008)	10,609	6,642,083	5,437
Cash, Beginning of Period	7,967,095	8,481	56,004	13,653
Cash, End of Period	$ 6,698,087	$ 19,090	$ 6,698,087	$ 19,090
Represented By:				
Cash	638,263	19,090	638,263	19,090
Short term deposit	6,059,824	-	6,059,824	-
Cash, End of Period	$ 6,698,087	$ 19,090	$ 6,698,087	$ 19,090

SEE ACCOMPANYING NOTES

BAJA MINING CORP
(Formerly First Goldwater Resources Inc.)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2004 and 2003
(Unaudited- Prepared by Management)

Note 1 Nature and Continuance of Operations

Baja Mining Corp formerly First Goldwater Resources Inc. was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company is a reporting issuer in British Columbia and trades on the TSX Venture Exchange. Effective April 20, 2004, the Company completed a business combination with Mintec International Corporation through a reverse takeover.

The Company is in the process of exploring its resource properties in Mexico and is considered to be in the exploration stage.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and/or the ability to generate profitable operations in the future.

Note 2 Reverse Takeover of Mintec International Corporation

Effective April 20, 2004, pursuant to a share exchange agreement, the Company acquired all the issued and outstanding shares of Mintec International Corporation ("Mintec") by issuing 40,000,000 common shares of the Company. The transaction resulted in a change of control and therefore, the transaction is treated as a reverse takeover for accounting purposes whereby Mintec is identified as the acquirer. Accounting for the business combination as reverse takeover results in the following:

(a) The consolidated financial statements of the combined entities are issued under the legal parent (Baja Mining Corp) but are considered a continuation of the financial statements of the legal subsidiary, Mintec International Corporation.
(b) Since Mintec is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated financial statements at their historical carrying values.
(c) The fair value of net assets acquired were as follows:

Total assets	$	110,167
Total liabilities		(63,796)
	$	46,371

SEE ACCOMPANYING NOTES

Note 3 Summary of Significant Accounting Policies

The unaudited interim financial statements are prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the annual audited financial statements. These interim financial statements do not include all the disclosures included in the Company's annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the Company's annual financial statements.

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates that have been made using careful judgement. Actual results may differ from these estimates.

The interim financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company, its legal subsidiary Mintec International Corporation and its wholly-owned subsidiary, Minera Y Metalurgica Del Boleo, S.A de C.V. All significant inter-company transactions and balances have been eliminated.

(b) Resource Interests

The Company is in the process of developing its mineral properties and has capitalized the acquisition costs for its property rights and mining concessions. The Company has adopted the policy of expensing mineral exploration costs incurred prior to the completion of an economic feasibility study.

Capitalized costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of ore reserves, while capitalized costs for prospects abandoned are written off.

Management periodically reviews the estimated future operating cash flows of its mining operations in determining if adjustments to the carrying values of its mining assets are required to record those assets at the net recoverable amount. The ultimate recoverability of the amounts capitalized for the mining assets is dependent upon the delineation of economically recoverable ore reserves, the Company's ability to obtain

Note 3 Summary of Significant Accounting Policies – (cont'd)

the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. Management's estimates of recoverability of the Company's investment in the mining assets have been based on best estimates. However, it is reasonably possible that changes could occur in the year term, which could adversely affect management's estimates and may result in further write-downs of capitalized carrying values.

(c) Fair Market Value of Financial Instruments

The Company's financial instruments consist of cash, short-term deposit, accounts receivable, accounts payable and due to related parties. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest, currency or credit risks arising from these financial instruments, unless otherwise noted.

(d) Foreign Currency Translation and Currency Risk

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Gains or losses are included in income of the year. Non-monetary assets, liabilities and other items recorded in income arising from transactions denominated in foreign currencies are translated at rates of exchange in effect at the date of the transaction.

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations.

(e) Basic and Diluted Loss Per Share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

(f) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities

Note 3 Summary of Significant Accounting Policies – (cont'd)

as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

(g) Marketable Securities

Marketable securities are valued at the lower of cost and market value.

(h) Stock-based Compensation

On January 1, 2004, the Company adopted the amended CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments". Under this amended standard, the Company must account for compensation expense based on the fair value of rights granted under its stock-based compensation plan. Under this method, compensation costs attributable to share options granted to employees, directors or officers is measured at a fair value at the grant date and charge to operations. Consideration paid by the option holder, together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. (See note 5e)

(i) Environmental Expenditures

The operations of the Company may, in the future, be affected by changes in environmental regulations, including those for future reclamation and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's policy is to comply with legal requirements, as instigated by government agencies or appropriate authorities, as a minimum where necessary to conduct its business responsibly and in accordance with the principles of economically sustainable development.

Note 4 Resource Property Costs

Boleo property details are as follows:

	Sept 30, 2004	Dec 31, 2003
Property rights (note 4a)	$ 651,443	$ 651,443
Mining concessions (note 4b)	106,350	106,350
Total at cost	$ 757,793	$ 757,793

Note 4 Resource Property Costs – (cont'd)

a) Property rights:

The Company owns three properties containing approximately 6,692 hectares, located near Santa Rosalia, Baja California Sur, Mexico. The annual property tax on these properties is approximately $6,200.

b) Mining concessions:

The Company acquired certain concessions covered by 15 separate titles and covering approximately 10,081 hectares, located near Santa Rosalia, Baja California Sur, Mexico. The annual fee on these concessions is approximately $58,000.

The Company completed the following transactions with a related party on the concessions

Balance, December 31, 2001	$104,500
Increased ownership on certain titles from 87.4% to 100%	9,774
Disposed of the Company's interest in certain non-copper/cobalt bearing concessions	(9,196)
Balance December 31, 2002	$105,078
Acquired certain contiguous copper/cobalt bearing concessions (holds 100% interest)	1,272
Balance, December 31, 2003 and September 30, 2004	$106,350

c) Detail of cumulative expenditures on the Boleo property is as follows:

	Sept. 30, 2004	Dec. 31, 2003
Roads	687,494	687,494
Metallurgical and contract services	5,920,998	5,343,103
Geological and geochemical	6,096,851	6,094,450
Professional fees	2,627,192	2,340,957
Concession fees and other	1,570,133	1,455,435
Payroll and social security	1,259,261	1,259,261
Camp and general and travel	543,728	339,355
Drilling	7,057,178	7,057,178
Management fees	2,893,966	2,893,966
Feasibility studies	1,130,257	1,130,257
Ecological	1,034,426	1,034,426
Hydrological	56,186	56,186
Stock-based compensation expenses	578,382	-
Ending Balance	31,456,052	29,692,068

Note 5 Share Capital

a) Authorized:

200,000,000 common shares without par value

b) Issued:	Number	$
Balance, December 31, 2003	6,153,604	31,577,900
Issuance of common shares to acquire Mintec International Corp. (note 5c)	40,000,000	46,371
Issuance of common shares on private placement (note 5d)	10,666,666	8,000,000
Issuance of common shares on short form offering (note 5d)	2,666,666	2,000,000
Pursuant to the exercise of share purchase warrants – at $0.13	652,000	84,760
Reverse take over adjustment re share warrants exercised prior to RTO		(78,000)
Issuance of common shares for corporate finance fees and commission on private placement and short form offering	77,370	-
Share issuance costs	-	(1,034,683)
Balance, September 30, 2004	60,216,306	40,596,348

c) Share issued to acquire Mintec International Corporation:

Effective April 20, 2004, pursuant to a share purchase agreement, the Company acquired all the issued and outstanding shares of Mintec International Corporation in exchange for 40,000,000 shares. The share exchange resulted in a change of control, which is accounted for as a reverse takeover.

d) Private Placement:

i) In connection with the above-mentioned acquisition, the Company completed a broker private placement of 10,666,666 units at $0.75 per unit on April 20, 2004. Each unit consists of one common share and one half warrant. Each whole warrant is exercisable for a period of five years at $1.15 per share.

Note 5 Share Capital- (cont'd)

ii) Short Form Offering

The Company also completed a public offering of 2,666,666 units at $0.75 per unit. Each unit consists of one common share and one-half warrant. Each whole warrant is exercisable for a period of five years at $1.15.

Number of Warrants	Exercise Price	Expiry Date
6,666,666 warrants	$1.15	April 20, 2009
705,351 Agent's warrants	$0.75	October 19, 2005
4,210,550 warrants	$0.13	July 11, 2005
11,582,567		

e) Stock Options:

Number	Exercise Price	Expiry Date
260,000	$0.22	October 1, 2005
2,290,000	$0.75	March 22, 2009
695,000	$0.75	May 17, 2009
225,000	$0.75	July 22, 2009
620,000	$0.75	August 13, 2009
500,000	$0.75	August 17, 2009
100,000	$0.75	August 20, 2009
4,690,000		

The Company adopted a stock option plan (the Plan). Under the Plan the Company may grant stock options up to 10% of the number of issued shares of the Company at the time of the granting of options. As at September 30, 2004, the Company has reserved 6,021,631 common shares under the plan. The option plan has the following vesting requirement: Options granted to employee and consultants conducting Investor Relations Activities will become vested with the right to exercise one-quarter of the option upon conclusion of every 3 months subsequent to the grant date. Options granted to other employees, consultants, directors and officers are vested immediately. All options granted have a four month hold period.

The fair value of the options granted during the period was estimated at the date of the grant using the Black-Scholes option-pricing model. The Company has recognized to-date stock-based compensation expenses in the amount of $1,321,841 (September 30, 2003, $Nil), which has been charged as follows: $578,382 to exploration expenses and $734,459 to general and administrative

Note 5 Share Capital- (cont'd)

e) Stock Options-(cont'd)

expenses. The Black-Scholes option-pricing model has the following assumptions:

Risk free interest rate-average	3.61%
Dividend yield	0%
Expected volatility-average	80.52%
Weighted average expected stock option life	4.8 years

Note 6 Related Party Transactions

(a) The Company incurred the following transactions with directors or officers of the Company or with companies with directors or officers in common:

	Nine months ended Sept 30, 2004	Year end Dec. 31, 2003
Project management fees and management fees paid/accrued to companies controlled by directors and officers of the Company	$ 149,273	$ 71,420
Legal fees accrued/paid to a law firm whose partner is a director and officer of the Company	95,363	70,011
Financing fees paid to a company controlled by a director and officer of the Company	65,000	-
Rent and administration to companies with directors in common	34,500	-
	$ 344,136	$ 141,431

The charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

As of September 30, 2004 and December 31, 2003, the Company had the following amounts due from a company of a former director of the Company or companies with directors in common:

	Sept 30, 2004	Dec 31, 2003
Tek Terra Corporation	6,690	612,581
Minera Terra Gaia, S.A.de C.V.	22,139	26,146
A related company controlled by a director	-	66,122
A law firm in which an insider	-	89,000
Total	28,829	793,849

SEE ACCOMPANYING NOTES

Note 7 Commitment

The Company has signed an agreement with Bateman Engineering Pty Ltd. ("Bateman") to complete the Final Feasibility Study with an estimated amount of CAD $8,909,554. The Final Feasibility Study is scheduled to complete by September 2005.

BAJA MINING CORP.
(Formerly First Goldwater Resources Inc.)
Management Discussion and Analysis
QUARTERLY REPORT – September 30, 2004

This Management's Discussion and Analysis of Baja Mining Corp. provides analysis of Baja Mining Corp's financial results for the third quarter ended September 30, 2004. The following information should be read in conjunction with the accompanying unaudited consolidated financial statements and the notes to the unaudited consolidated financial statements.

1.1 Date of Report: November 29, 2004

1.2 Overall Performance

Nature of Business and Overall Performance

Baja Mining Corp., formerly First Goldwater Resources Inc. ("the Company") is involved in the identification, acquisition and development of mineral properties. The Company commenced operations upon incorporated in 1985 and engaged primarily in exploration and development of mineral and natural resource properties.

On April 20, 2004, the Company completed a business combination with Mintec International Corporation ("Mintec") and completed a $10 million equity financing in conjunction with the business combination. The business combination resulted in a change of control of the Company whereby Mintec is deemed to be the acquirer. The transaction is accounted for under the purchase method, on a reverse take-over basis ("RTO"). Mintec, through its wholly owned Mexican subsidiary, Mineral Metalurgica del Boleo S.A.de C.V. ("MMB") holds a 100% interest in a copper-cobalt-zinc mineral deposit (the Boleo Property). The Company is currently focusing its exploration activities on the Boleo property.

The Boleo Property

The Boleo property is located on the east coast of the Baja California Peninsula, some 900 kilometres south of San Diego and near the town of Santa Rosalia B.C. S., Mexico. Over the last twelve years, approximately CAD $30 million was spent on exploration and pre-feasibility studies on the Boleo property.

David Mehner, P.Geo, a Qualified Person, prepared a technical report dated November 27, 2003 on the Boleo Property entitled "Underground Resource Calculation and Review". In the report, the Boleo property is calculated to hold an underground-indicated resource of 23,626,949 tonnes grade 2.11% copper, 0.09% cobalt, and 0.42% zinc. A further 21,369,480 tonnes of inferred underground resources grading 2.25% copper, 0.10% cobalt and 0.61% zinc have been identified.

Current Development in this third Quarter

In this quarter, management selected Bateman Engineering Pty Limited ("Bateman") of Perth, Western Australia to complete the Final Feasibility Study (the "Study"). In 2002, Bateman had recommended a new and simplified metallurgical recovery process (process flowsheet) that could reduce plant and operating costs as compared with prior approaches or studies. The key to this simplified metallurgical recovery process is the separation of dissolved metals from ores with high clay content; and Bateman have already developed such processes and successfully implemented them for several ore plants in Western Australia.

Bateman will be directly responsible for process design, testwork and infrastructure leading to the completion of the Final Feasibility Study by September 2005. There are three key components to the Final Feasibility Study:

1. Solid/Liquid Separation Tests.

The test was conducted at SGS Lakefield Research Limited at Lakefield, Ontario in August 2004. The purpose of the test is to demonstrate that copper-cobalt and zinc can be extracted from the Boleo ores using the simplified metallurgical recovery process. The process involves the use of high rate thickeners in a counter current decantation (CCD) circuit to separate the aqueous leach solution containing the metals from the clayey waste and followed by base metal recovery from the aqueous solution. On October 18, 2004, the Company released the result of the solid/liquid separation tests that demonstrated that Boleo ores could be settled and washed in a conventional counter current decantation (CCD) circuit utilizing high rate thickeners. The success of the solid-liquid separation test is a major hurdle overcome at the Boleo project. Mike Holmes, Bateman Study Manager for the Boleo Final Feasibility Study stated " The recent successful testwork on settling of diluted and flocculated Boleo leach slurries resulted in acceptable high-rate thickener area predictions for the CCD circuit at the proposed daily plant feed rate of 7,500 tonnes solid per day. Underflow densities of 25% solids w/w were achieved which are typical for clays of this nature. Results were consistent across a range of six composite samples tested. The success of the solid-liquid separation testwork has removed a significant amount of technical risk from the flow sheet."

2. Pilot Plant of the process flowsheet

The pilot plant started on schedule on November 16, 2004, treating a bulk sample of Boleo ore grading 1.9% copper, 0.087% cobalt, 0.58% zinc, 3.5% manganese and 8% iron. The pilot plant flowsheet is essentially a miniature version of the expected full-scale circuit and comprises:

- attritioning of the ore with grinding of the oversize;
- acid oxidation leaching of the ore with sulphuric acid in seawater;
- acid reduction leaching of the ore with sulphur dioxide and sulphuric acid in seawater;
- partial neutralization with limestone;
- counter current decantation (CCD) washing of the leach residue in thickeners (to separate the metal-rich aqueous solution from the clayey waste);
- copper solvent extraction/electrowinning (SX/EW);
- iron removal by pH adjustment and oxidation;
- thickening of the iron residue (thickened residue goes to main CCD for washing); and of residual copper). DSX technology is the property of Commonwealth Scientific Industrial Research Organization (CSIRO), Perth, Australia.

Early results are indicating excellent rates of extraction of copper, cobalt and zinc at plus-90% copper extraction, 80 to 85% cobalt extraction and 70 to 75% zinc extraction.

The pilot plant, which is budgeted at $1.5 million, will continue until November 28, 2004. The Company will provide updates on the success of this process milestone as they become available.

3. Test Mining Program

Anticipated for the first quarter of 2005, the Company will start the "Test Mining Program" on Underground mining utilizing Continuous Underground Mining Machines. The objective is to investigate the potential viability of underground mining of higher-grade resources at the Boleo mine. The grade of underground resources is on average 60% higher than the grade of an open-pit mining plan resulting in improved economics.

The Company continues to assemble a technical team needed to move the Boleo Project forward through Final Feasibility Study. During the quarter, management confirmed the appointment of Mr. Tawn Albinson to the position of Country Manager for Mexico-managing the Mexico subsidiary, Minera y Metalurgica del Boleo, S.A. de C.V. ("MMB"). Mr. Albinson will manage both the Company's head office in Mexico City and the Boleo site office in Santa Rosalia, Baja California Sur. In addition, the Company would also like to confirm the appointment of Mr. William Murray, P. Eng. to the role of Vice President-Operations and Mr. George Gauld, M. Eng, P. Eng, as assistant Project Manager to the Company's comprehensive Boleo Project Team.

As of September 30, 2004, the Company had working capital of $6,664,584. The funds will be used for working capital purposes as well as for the initial phases of the Final Feasibility Study. The Company will undertake additional financing in the near future to complete the Final Feasibility Study since the Final Feasibility Study is estimated to cost approximately CAD $8.9 millions.

Other Development

Montado Basin-New Exploration Drillings

The Montado Basin is located contiguous with the existing Boleo Property that is believed to contain copper-cobalt-zinc resources. The Company obtained a permit from the Mexican authorities to conduct an exploratory diamond drill program. Subject to drill rig availability, the drilling will commence shortly. The exploration drill program will have an estimated cost of approximately $327,000.

1.3 Results of Operations For the Three Months Period Ended September 30, 2004

Exploration

In this third quarter, the Company incurred a total of $1,440,466 in connection with the exploration of the Boleo property in comparison to $183,838 for the same period last year. The increase exploration expenses was due to increase exploration activities on the Boleo property as well as the expensing of $578,382 stock-based compensation costs in connection with stock options granted to employees, contractors and officers directly involved with the Boleo property. Several significant exploration activities included $477,487 spent on solid/liquid testwork paid to SGS Lakefield Research, Bateman, and other consultants for the first key component of the Final Feasibility Study. The Company also incurred $223,231 professional fees such as environmental consultants and other consultants for services rendered. $71,837 was used for travelling and $ 63,089 for concession or claim fees.

General and Administrative Expenses

Total general and administrative expenses for the quarter were $1,034,229 compared to $9,879 for the comparable quarter last year. In prior year's quarter, the Company was relatively inactive; therefore, general and administrative expenses were much lower. The increase in general and administrative expenses was mainly attributable to stock-based compensation costs totalling $734,459 incurred in connection with stock options granted to management, administrative staffs, investors relations representatives and directors. Other significant expenses incurred included $87,602 used for promotion, marketing consultant, newsletter distribution and trade shows in an effort to promote the Company and its Boleo property. In addition, the Company incurred $16,500 to two in-house investor

relations representatives. In comparison, the Company did not incur any promotion or investor relations expenses in the comparable quarter last year due to lack of activities and funding.

The Company paid $72,000 management fees to management staffs for services of which $39,000 was paid to officers for corporate management services and $33,000 to a manager for service in connection with managing the Mexico subsidiary. In comparison, the Company did not incur any management fee in prior year's quarter since the Company was relatively inactive.

The Company paid rent and administration expenses totalled $22,500 in the quarter as a result of expenses incurred for share office facilities compared to $nil in the comparable quarter.

The Company incurred $36,987 in wages and subcontract for services of an officer manager and a part time controller for administration and accounting in the quarter versus $7,697 for corporate secretary services in prior year's quarter.

Net Loss for the Quarter

The Company reported a net loss of $2,436,996 or $0.08 loss per share for the current quarter compared to a net loss of $193,717 for the same quarter last year. The increase in net loss for the current quarter reflected increase exploration activities on the Boleo property and the expensing of stock-based compensation expenses.

1.4 Transactions with Related Parties

For the nine months ended September 30, 2004, the Company paid $149,273 project management fees and management fees to companies controlled by officers and directors of the Company for management services. In addition, the Company paid $95,363 to a law firm whose partner is a director and officer of the Company and $65,000 to a company controlled by a director for services rendered in respect of the private placement financing. The Company also paid $34,500 rent and administration fees to affiliated companies that have directors and officers in common for share office facilities and staffs.

All the above charges are on terms and conditions similar to non-related parties.

1.5 Summary of Quarterly Information

Quarterly financial data for the most recently completed quarters is provided below. The Company, Mintec International Corporation, the deemed acquirer was not a reporting issuer prior to the RTO; therefore, the Company provides information for the most recent quarters that are available.

	Q1 Mar 31, 2003	**Q2 June 30, 2003**	**Q3 Sept 30, 2003**	**Q4 Dec 31, 2003**	**Q1 Mar 31, 2004**	**Q2 June. 30, 2004**	**Q3 Sept. 30, 2004**
Total Revenues	$-	$-	$-	$-	$-	$-	$-

Income or loss before discontinued operations and extraordinary items:

Total	$(71,878)	$4,660	$(193,717)	$(143,094)	$(47,428)	$(453,256)	$(2,436,996)

Per Share	$(0.00)	$0.00	$(0.01)	$(0.01)	$(0.00)	$(0.02)	$(0.08)
Per Share Fully Diluted	$(0.00)	$0.00	$(0.01)	$(0.01)	$(0.00)	$(0.02)	$(0.08)

Net income or loss:

Total	$(71,878)	$4,660	$(193,717)	$(143,094)	$(47,428)	$(453,256)	$(2,436,996)
Per Share	$(0.00)	$0.00	$(0.01)	$(0.01)	$(0.00)	$(0.02)	$(0.08)
Per Share Fully Diluted	$(0.00)	$0.00	$(0.01)	$(0.01)	$(0.00)	$(0.02)	$(0.08)

General Discussion of Quarterly Results

Net Income (Loss)

The Company carried out exploration activities on the Boleo property in Mexico. Factors that caused fluctuations in the Company's quarterly results are the amount and extend of exploration and operation activities in the quarters.

1.6 Liquidity and Capital Resources

On September 30, 2004, the Company had working capital of $6,664,584 compared to working capital deficiency of $664,256 on September 30, 2003. The improvement was the result of the completion of a $ 10 million equity financing on April 20, 2004. The financing consisted of the followings: 1) a private placement by issuance of 10,666,666 Units at @ $0.75 per unit for gross proceeds of $8,000,000. Each unit consists of one common share of the Company and one-half of one Warrant. 2) A short form offering financing through issuance of 2,666,666 Units at a price of $0.75 per unit. Each unit consists of one common share of the Company and one-half of one Warrant. The Company received net proceeds of approximately $9,000,000 and will be used for exploration, final feasibility study and working capital purposes. The Company will seek additional financing in the near future in order to complete the Final Feasibility Study with an estimated cost of CAD $8.9 millions.

For the three months period ended September 30, 2004, the Company had negative cash outflow of $1,253,091 from operating activities compared to negative outflow of $182,368 for the comparable period last year. The increase in cash outflow was due to increase exploration activities on the Boleo property.

The Company acquired $48,014 capital assets during the quarter from investing activities compared to $ nil in the comparable quarter.

1.7 Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangement such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.8 <u>Contractual Obligations and Commitments</u>

The Company has no long-term debt, no material capital lease obligations, operating leases and purchase obligations. The company has management contracts with two officers and directors of the Company for management services at $9,000 per month totalling $18,000 for an initial term until April 30, 2005. In addition, the Company has retained Michael Baybak and Company at US $6,000 per month for a one-year term for institutionally oriented investor relations programs.

The Company also signed an agreement with Bateman Engineering Pty Ltd. for the Final Feasibility Study budgeted at CAD $8,909, 554. The Study is scheduled to complete by September 2005.

1.9 <u>Financial instruments and Risk Factors</u>

The Company is not exposed to any financial instruments risks since their fair value approximates their carrying values because of the short-term maturity of those instruments.

The Company operates internationally, which gives rise to the risk of that cash flows may be adversely impacted by exchange rate fluctuations. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations.

Mineral exploration and development involves a high degree of risk since few properties are developed into producing mines. There is no assurance that the Company's mineral exploration activities will result in the discovery of resources that would be economical for commercial production. The commercial viability of the mineral deposits is dependent upon a number of factors, which are beyond the Company's control. Some of these factors are attributable to commodity prices, government policy and regulation and environmental protection.

Resource estimates involves degree of uncertainty in the calculation of reserves and the corresponding grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that the level of resources will be realized. In addition, decline in the market price of copper, zinc and cobalt may adversely affect the economics of a reserve and may require the Company to reduce its estimates.

1.10 <u>Outlook</u>

The Company is actively proceeding with the Final Feasibility Study of the Boleo property in order to develop a mine at the Boleo property with an overall objective of improved economics by reducing capital and operating costs.

BAJA MINING CORP
(Formerly First Goldwater Resources Inc.)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

First Quarter Ended March 31, 2005 and 2004

(Stated in Canadian Dollars)

(Unaudited)

To the Shareholders of Baja Mining Corp:

This interim consolidated balance sheet of Baja Mining Corp. (the "Company") as at March 31, 2005 and interim consolidated statements of loss and deficit and cash flows for the quarter ended March 31, 2005 have not been audited or reviewed by our auditors.

Baja Mining Corp (Formerly First Goldwater Resources Inc.)
Interim Consolidated Balance Sheets
As at March 31, 2005 and December 31, 2004
Stated in Canadian Dollars
(Unaudited-Prepared by Management)

ASSETS	**March 31, 2005**	**December 31, 2004**
	(Unaudited)	(Audited)
Current		
Cash	$ 537,559	$ 1,098,382
Short term deposits	3,245,000	4,150,000
Accounts receivable and advances	132,219	176,981
Due from related party *(Note 7)*	90,932	34,990
Prepaid expenses and other	67,723	-
	4,073,433	5,460,353
Mineral properties and mining concessions *(Note 4)*	757,793	757,793
Property, plant and equipment, net of amortization *(Note 6)*	161,543	136,861
	$ 4,992,769	$ 6,355,007
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 284,668	$ 1,161,195
Due to related parties *(Note 7)*	42,413	47,003
	327,081	1,208,198
SHAREHOLDERS' EQUITY		
Share capital *(Note 5)*	40,582,163	40,582,163
Share subscription *(Note 5e)*	1,160,700	-
Contributed surplus *(Note 5h)*	1,765,809	1,390,189
Deficit	(38,842,984)	(36,825,543)
	4,665,688	5,146,809
	$ 4,992,769	$ 6,355,007

Nature and Continuance of Operations *(Note 1)*

Commitments *(Note 9)*

APPROVED BY THE DIRECTORS:

"Robert Mouat" , Director *"John Greenslade"* , Director

SEE ACCOMPANYING NOTES

Baja Mining Corp (Formerly First Goldwater Resources Inc.)
Interim Consolidated Statements of Loss and Deficit
For the Three Months Ended March 31, 2005 and 2004
Stated in Canadian Dollars
(Unaudited-Prepared by Management)

	2005	2004
Exploration Expenses		
Camp, general and travel	$ 147,583	$ 10,411
Concession and claim fees	74,102	45,204
Drilling	221,440	-
Feasibility studies	493,456	-
Geological	3,073	-
Metallurgical	-	9,828
Pilot plant costs	175,229	-
Professional fees	296,611	4,539
	1,411,494	69,982
General and Administrative Expenses		
Amortization	4,366	2,380
Audit fees and legal fees	10,853	5,347
Bank charges	783	-
Filing, exchange and transfer agent fees	8,683	-
Investor relations and marketing consultants	31,286	-
Management and consulting fees	49,704	-
Office and general	25,265	4,155
Promotion, trade show and marketing	19,946	-
Rent	27,616	-
Stock-based compensation expense *(Note 5g)*	375,620	-
Telephone	3,242	-
Travel	27,605	-
Wages and subcontract	44,066	779
	629,035	12,661
Loss before other items	(2,040,529)	(82,643)
Foreign exchange gain (loss)	9,855	35,215
Interest income and other	13,233	-
Net Loss for the Period	(2,017,441)	(47,428)
Deficit - Beginning of Period	(36,825,543)	(31,029,829)
Deficit - End of Period	$ (38,842,984)	$ (31,077,257)
Basic and diluted loss per share for the Period	($ 0.03)	($ 0.00)
Weighted average number of shares outstanding	60,236,306	40,000,000

SEE ACCOMPANYING NOTES

Baja Mining Corp (Formerly First Goldwater Resources Inc.)
Interim Consolidated Statements of Cash Flows
For the Three Months Ended March 31, 2005 and 2004
Stated in Canadian Dollars
(Unaudited-Prepared by Management)

	2005	2004
Operating Activities		
Net loss for the period	$ (2,017,441)	$ (47,428)
Items not involving cash:		
Amortization	4,366	2,380
Stock-based compensation expense	375,620	-
	(1,637,455)	(45,048)
Net changes in non-cash working capital balances:		
Accounts receivable and advances	44,762	-
Prepaid expenses and other	(67,723)	-
Accounts payable and accrued liabilities	(876,527)	(69,963)
	(2,536,943)	(115,011)
Investing Activities		
(Advances) repayment from related party	(55,942)	-
Acquisition of property, plant and equipment	(29,048)	-
	(84,990)	-
Financing Activities		
Net proceeds from share subscription	1,160,700	-
Advances from (repayment) to related parties	(4,590)	102,858
	1,156,110	102,858
Increase (decrease) in Cash - During the Period	(1,465,823)	(12,153)
Cash and Cash Equivalents - Beginning of Period	5,248,382	13,653
Cash and Cash Equivalents - End of Period	$ 3,782,559	$ 1,500
Represented By:		
Cash	$ 537,559	$ 1,500
Short term deposits	3,245,000	-
Cash - End of Period	$ 3,782,559	$ 1,500

SEE ACCOMPANYING NOTES

Stated in Canadian Dollars

Note 1 Nature and Continuance of Operations

Baja Mining Corp, formerly First Goldwater Resources Inc., was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company is a reporting issuer in British Columbia and trades on the TSX Venture Exchange. Effective April 20, 2004, the Company completed a business combination with Mintec International Corporation through a reverse takeover.

The Company is in the process of exploring its resource properties in Mexico and is considered to be in the exploration stage.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and/or the ability to generate profitable operations in the future.

Note 2 Reverse Takeover of Mintec International Corporation

Effective April 20, 2004, pursuant to a share exchange agreement, the Company acquired all the issued and outstanding shares of Mintec International Corporation ("Mintec") by issuing 40,000,000 common shares of the Company. The transaction resulted in a change of control and therefore, the transaction is treated as a reverse takeover for accounting purposes whereby Mintec is identified as the acquirer. Accounting for the business combination as reverse takeover results in the following:

(a) The consolidated financial statements of the combined entities are issued under the legal parent (Baja Mining Corp) but are considered a continuation of the financial statements of the legal subsidiary, Mintec International Corporation. As such, the comparative figures presented are those of Mintec International Corporation.

(b) Since Mintec is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated financial statements at their historical carrying values.

(c) The fair value of net assets acquired were as follows:

Total assets	$ 110,167
Total liabilities	(63,796)
	$ 46,371

Note 3 Summary of Significant Accounting Policies

These unaudited interim financial statements are prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the annual audited financial statements. These interim financial statements do not include all the disclosures included in the Company's annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the Company's annual financial statements.

(a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The Company's significant subsidiary is Mintec International Corporation and its wholly owned subsidiary, Minera y Metalurgica Del Boleo, S.A de C.V. All significant inter-company transactions and balances have been eliminated.

(b) Resource Interests

The Company is in the process of developing its mineral properties and has capitalized the acquisition costs for its property rights and mining concessions. The Company has adopted the policy of expensing mineral exploration costs incurred prior to the completion of an economic feasibility study.

Capitalized costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of ore reserves, while capitalized costs for prospects abandoned are written off.

Management periodically reviews the estimated future operating cash flows of its mining operations in determining if adjustments to the carrying values of its mining assets are required to record those assets at the net recoverable amount. The ultimate recoverability of the amounts capitalized for the mining assets is dependent upon the delineation of economically recoverable ore reserves, the Company's ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. Management's estimates of recoverability of the Company's investment in the mining assets have been based on best estimates. However, it is reasonably possible that changes could occur in the near term, which could adversely affect management's estimates and may result in further write-downs of capitalized carrying values.

Note 3 Summary of Significant Accounting Policies – (cont'd)

(c) Property, Plant and Equipment and Amortization

Property, plant and equipment are recorded at cost. Amortization for assets held in Canada are calculated using the declining balance method at the following annual rates:

Computer equipment	30%
Office equipment and furniture	20%
Software	100%

Amortization for assets held in Mexico are calculated using the straight-line method at the following annual rates:

Computer equipment	30%
Machinery and equipment	25%
Mining equipment	50%
Office equipment and furniture	10%
Transportation equipment	25%
Warehouse	5%

One-half the normal rate is applied in the year of acquisition.

(d) Management Estimates

These consolidated financial statements have been prepared in accordance Canadian generally accepted accounting principles. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from these estimates.

(e) Fair Market Value of Financial Instruments

The Company's financial instruments consist of cash, short-term deposits, accounts receivable and advances, accounts payable and amounts due from and to related parties. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest, currency or credit risks arising from these financial instruments, except for the currency risk *(Note 3(f))*.

Note 3 Summary of Significant Accounting Policies – (cont'd)

(f) Foreign Currency Translation and Currency Risk

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average rates of exchange prevailing during the year. Exchange gains or losses arising from these translations are included in income of the year.

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations.

As at March 31, 2005, the Company has the following foreign denominated financial instruments:

	Foreign Amount	Canadian Equivalent
Cash in U.S. dollars	188,220	227,671
Cash in Mexican pesos	268,438	29,045
Value added taxes recoverable in Mexican pesos	486,416	52,630
Payroll taxes payable in Mexican pesos	39,001	4,220

(g) Basic and Diluted Loss per Share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

(h) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Note 3 Summary of Significant Accounting Policies – (cont'd)

(i) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and term deposits which, in the opinion of management, are subject to an insignificant risk of changes in value.

(j) Stock-based Compensation

On January 1, 2004, the Company adopted the amended CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments". Under this amended standard, all stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. Compensation costs attributable to share options granted is measured at a fair value at the grant date and charged to operations over the vesting period. Consideration paid by the option holder, at the time options are exercised, is recorded as an increase to share capital.

(k) Property Option Agreements

From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, amounts payable or receivable are not recorded. Option payments are recorded as resource property costs or recoveries when the payments are made or received.

(l) Asset Retirement Obligations

The recommendations of CICA Handbook Section 3110, Asset Retirement Obligations ("CICA 3110"), became effective on January 1, 2004. This section requires the recognition of a legal liability for obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting period. The estimates are based principally on legal and regulatory requirements. It is possible that the Company's estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates. Changes in estimates are accounted for prospectively commencing in the period the estimate is revised.

No liability accrual has been recorded as the Company is in the exploration stage on its properties and no reasonable estimate of the fair value of the liability can be estimated. There is no effect on prior years, as a result of adopting this new recommendation.

Stated in Canadian Dollars

Note 4 Resource Property Costs

Boleo Project details are as follows:

	Mar.31, 2005	Dec. 31, 2004
Property rights *(Note 4a)*	$ 651,443	$ 651,443
Mining concessions *(Note 4b)*	106,350	106,350
Total at cost	$ 757,793	$ 757,793

(a) Property rights:

The Company owns three properties containing approximately 6,692 hectares, located near Santa Rosalia, Baja California Sur, Mexico. The annual property tax on these properties is approximately $6,200.

(b) Mining concessions:

The Company acquired certain concessions covered by 15 separate titles and covering approximately 10,081 hectares, located near Santa Rosalia, Baja California Sur, Mexico. The annual fees related to these concessions are approximately $58,000.

(c) Details of cumulative expenditures on the Boleo Project are as follows:

	March 31, 2005	December 31, 2004
Camp and general and travel	$ 717,468	$ 569,885
Concession fees and other	1,693,018	1,618,916
Drilling	7,406,689	7,185,249
Ecological	1,034,426	1,034,426
Feasibility studies and pilot plant costs	2,306,872	1,638,187
Geological and geochemical	6,336,261	6,333,188
Hydrological	56,186	56,186
Management fees	2,893,966	2,893,966
Metallurgical and contract services	6,771,860	6,771,860
Payroll and social security	1,259,261	1,259,261
Professional fees	3,187,377	2,890,766
Roads	687,494	687,494
Stock-based compensation expenses	578,382	578,382
	$ 34,929,260	$ 33,517,766

Stated in Canadian Dollars

Note 5 Share Capital

(a) Authorized:

200,000,000 common shares without par value

(b) Details of transactions are as follows:

	Shares	Amount
Balance – December 31, 2002	1,016,149	$ 31,577,900
Shares issued (i)	5,137,455	-
Balance – December 31, 2003	6,153,604	31,577,900
Shares issued (i)	600,000	-
Shares issued on reverse takeover transaction *(Note 5c)*	40,000,000	46,371
Private placement *(Note 5d)*	10,666,666	8,000,000
Private placement *(Note 5d)*	2,666,666	2,000,000
Shares issued for agent's fees	77,370	58,028
Share issuance costs	-	(1,116,813)
Shares issued on exercise of stock options	20,000	4,400
Fair value of options exercised	-	5,517
Shares issued on exercise of warrants	52,000	6,760
Balance – December 31, 2004 and March 31, 2005	60,236,306	$ 40,582,163

(i) In accordance with the principles of reverse takeover accounting, the authorized share capital and number of common shares issued are those of the legal parent (the Company). The amount of share capital proceeds, to the date of the reverse takeover, represents that share capital proceeds of Mintec and is not related to the issuance of the shares by First Goldwater Resources Inc. As a result, although First Goldwater Resources Inc. issued 5,137,455 shares in the year ended December 31, 2003 and 600,000 in the 2004 period prior to the reverse takeover, Mintec did not issue any shares and did not have any share capital proceeds. The proceeds raised by First Goldwater Resources Inc. are included in the net assets acquired by Mintec in the reverse takeover transaction.

(c) Share issued to acquire Mintec International Corporation:

Effective April 20, 2004, pursuant to a share purchase agreement, the Company acquired all the issued and outstanding shares of Mintec International Corporation in exchange for 40,000,000 shares. The share exchange resulted in a change of control, which is accounted for as a reverse takeover.

Stated in Canadian Dollars

Note 5 Share Capital - (cont'd)

(c) Share issued to acquire Mintec International Corporation:

Effective April 20, 2004, pursuant to a share purchase agreement, the Company acquired all the issued and outstanding shares of Mintec International Corporation in exchange for 40,000,000 shares. The share exchange resulted in a change of control, which is accounted for as a reverse takeover.

(d) Private Placements:

(i) Brokered Private Placements

In connection with the above-mentioned acquisition, the Company completed a brokered private placement of 10,666,666 units at $0.75 per unit on April 20, 2004. Each unit consists of one common share and one half warrant. Each whole warrant is exercisable for a period of five years at $1.15 per share. In connection with the private placement, the Company paid the agent a 6% cash commission, a $48,000 corporate finance fee and granted the agent 533,333 non-transferable share purchase warrants, exercisable into 533,333 common shares at $0.75 until October 19, 2005.

(ii) Short Form Offering

The Company also completed a public offering of 2,666,666 units at $0.75 per unit. Each unit consists of one common share and one-half warrant. Each whole warrant is exercisable for a period of five years at $1.15. In connection with the offering, the Company paid the agent a 6% commission of which $84,473 was in cash and the agent elected to receive 47,370 units for the balance of the commission), a $10,000 administration fee, issued the agent 30,000 units as a corporate finance fee and granted the agent 133,333 non-transferable share purchase warrants, exercisable into 133,333 common shares at $0.75 until October 19, 2005.

(e) Share Subscription:

Two private placements were executed in March 2005: 1) The Company agreed to 1,600,000 Units at $0.75 per Unit for gross proceeds of $1,200,000 on March 15, 2005. Each Unit consists of one common share and one-half warrant. Each whole warrant is exercisable for a period of 5 years at a price of $1.15 per share. A finder's fee of $92,500 will be paid in accordance with the TSX Venture Exchange policy. 2) An additional 80,000 Units at a price of $0.75 per Unit for gross proceeds of $60,000 were authorized for issuance on March 21, 2005. Each Unit consists of one common share and one-half warrant. Each whole warrant is exercisable for a period of 5 years at a price of $1.15 per share. In the event the Company enters into any agreements for further third party equity placements in the immediate future at a lower issue price, the pricing for the two private placements will be reduced accordingly.

Stated in Canadian Dollars

Note 5 Share Capital - (cont'd)

Neither placement has yet closed and it is anticipated the placement price per Unit will be reduced to $0.60.

	Shares	Amount
Share subscription *(Note 5e)*	1,600,000	1,200,000
Share issuance costs	-	(99,300)
Share subscription *(Note 5e)*	80,000	60,000
Balance-March 31, 2005	2,400,000	1,160,700

(f) Warrants:

As at March 31, 2005 the following warrants are outstanding:

Number of Warrants	Exercise Price	Expiry Date
6,705,351	$1.15	April 20, 2009
666,666	$0.75	October 19, 2005
4,210,550	$0.13	July 11, 2005 (i)
11,582,567		

(i) The warrants, expiring on July 11, 2005, originated in First Goldwater Resources Inc., prior to the reverse takeover.

(g) Stock Options:

As at March 31, 2005 the following stock options are outstanding:

Number	Exercise Price	Expiry Date
240,000	$0.22	October 1, 2005
2,290,000	$0.75	March 22, 2009
695,000	$0.75	May 17, 2009
225,000	$0.75	July 22, 2009
620,000	$0.75	August 13, 2009
100,000	$0.75	August 20, 2009
1,000,000	$0.75	March 15, 2010
5,170,000		

The Company adopted a stock option plan ("the Plan"). Under the Plan the Company may grant stock options up to 10% of the number of issued shares of the Company at the time of the granting of options. During the quarter ended March 31, 2005, 500,000 options were cancelled subsequent to the termination of a consultant. The Company also granted 1,000,000 share purchase options to a financial service firm.

Stated in Canadian Dollars

Note 5 Share Capital - (cont'd)

(i) Options granted to employee and consultants conducting Investor Relations Activities will become vested with the right to exercise one-quarter of the option upon conclusion of every 3 months subsequent to the grant date.

(ii) Options granted to other employees, consultants, directors and officers are vested immediately.

The fair value of the options granted during the period was estimated at the date of the grant using the Black-Scholes option-pricing model. During the current quarter the Company has recognized a stock-based compensation expenses in the amount of $375,620, which has been charged to general and administrative expenses, with the offsetting amount, recorded as a credit to contributed surplus *(Note 5g)*.

The Black-Scholes option-pricing model for the current stock-based compensation expenses has the following assumptions:

Risk free interest rate	3.81%
Dividend yield	0%
Expected volatility	62.30%
Weighted average expected stock option life	5 years

(h) Contributed Surplus

Balance-December 31, 2004	$ 1,390,189
Stock-based compensation	375,620
Balance – March 31, 2005	$ 1,765,809

(i) Escrow Shares

On April 20, 2004, 40,000,000 shares issued on the acquisition of Mintec International Corporation were placed into escrow and will be released from escrow over a three-year period. The three-year release period includes 4,000,000 shares released upon exchange approval and 6,000,000 shares released every six months thereafter.

A pooling agreement also covers the escrow shares, whereby 50% of these shares will be released by April 20, 2005, a further 25% of these shares will be released by October 20, 2005, and the remaining shares will be released by April 20, 2006.

During fiscal 2004, 10,000,000 shares were released from escrow. As at March 31, 2005, there were 30,000,000 shares remaining in escrow and the full 40,000,000 original escrow shares, remain subject to the pooling agreement.

Stated in Canadian Dollars

Note 6 Property, Plant and Equipment

Details are as follows:

	March 31, 2005	Dec. 31, 2004
Computer equipment and software	$ 113,302	$ 113,302
Machinery and equipment	12,395	12,395
Mining equipment	41,945	41,945
Office equipment and furniture	49,892	49,422
Transportation equipment	32,923	32,923
Warehouse	67,362	38,784
	317,819	288,771
Accumulated amortization	(156,276)	(151,910)
	$ 161,543	$ 136,861

Note 7 Related Party Transactions

(a) During the three months ended March 31, 2005 and 2004, the Company incurred the following transactions with directors or officers of the Company or with companies with directors or officers in common:

	2005	2004
Project management fees and management fees paid/accrued to companies controlled by directors and officers of the Company	$ 99,000	$ 27,000
Rent and administration paid to companies with directors in common	27,616	-
Salaries and wages paid to an employee related to a director of the Company	13,750	-
	$ 140,366	$ 27,000

The charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

(b) The Company had the following amounts due from a company with directors in common:

	Mar 31, 2005	Dec 31, 2004
Minterra Resource Corp.	$ 90,932	$ 34,990

The amount is non-interest bearing, unsecured and is due on demand. $60,000 was subsequently repaid in April 2005.

Stated in Canadian Dollars

Note 7 Related Party Transactions – (cont'd)

(c) The Company had the following amounts due to a company of a former director of the Company or companies with directors in common:

	March 31 2005	December 31 2004
Tek Terra Corporation	$ 42,413	$ 42,413
Minera Terra Gaia, S.A.de C.V.	-	1,945
A law firm in which an insider is a partner	-	2,645
Total	$ 42,413	$ 47,003

The amounts are non-interest bearing, unsecured and are due on demand.

Note 8 Segmented Information

The company's only business activity is exploration and development of mineral reserves. This activity is carried out primarily in Mexico.

The breakdown by geographic region for the first quarter ended March 31, 2005 is as follows:

	Canada	Mexico	Consolidated
Exploration expenses	$ -	$ 1,411,494	$ 1,411,494
Net loss	$ 555,014	$ 1,462,427	$ 2,017,441
Total assets	$ 3,733,671	$ 1,259,098	$ 4,992,769

The breakdown by geographic region for the first quarter ended March 31, 2004 is as follows:

	Canada	Mexico	Consolidated
Exploration expenses	$ -	$ 69,982	$ 69,982
Net loss	$ -	$ 47,428	$ 47,428
Total assets	$ -	$ 828,652	$ 828,652

Stated in Canadian Dollars

Note 9 Commitments

(a) On September 22, 2004, the Company signed an agreement with Bateman Engineering Pty Ltd. ("Bateman") to complete the Final Feasibility Study on the Boleo Project, with an estimated contract amount of $8.9 million. The Final Feasibility Study is scheduled to complete by December 2005 and the agreement may be terminated upon 30 days prior written notice. Termination would then be effective as of that date and Bateman would be owed for all services completed to that date. As at March 31, 2005, the Company has paid or accrued a total of approximately $3.1 million under the agreement, for a remaining terminable commitment of $5.8 million.

(b) The Company signed a number of management and consulting agreements with directors and officers of the Company. The future commitments under these contracts are as follows:

		Amount
2005	$	216,000
2006		72,000
	$	288,000

Note 10 Subsequent Event

The Company signed a lease agreement for office space for a term of 63 months from July 2005 to September 2010; and is committed to future minimum lease payments as follows:

		Amount
2005	$	32,240
2006		74,480
2007		74,480
2008		74,480
2009		74,480
2010		55,860
	$	391,020

In addition, he Company agreed to purchase a Continuous Mining Machine for US $97,000 for exploration purpose.

RECEIVED
2005 ... 22 P ...
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BAJA MINING CORP
(Formerly First Goldwater Resources Inc.)
Management Discussion and Analysis
QUARTERLY REPORT – March 31, 2005

This Management's Discussion and Analysis of Baja Mining Corp provides analysis of Baja Mining Corp's financial results for the first quarter ended March 31, 2005. The following information should be read in conjunction with the accompanying unaudited interim consolidated financial statements and the notes to the unaudited interim consolidated financial statements.

1.1 Date of Report: May 30, 2005

1.2 Overall Performance

Nature of Business and Overall Performance

Baja Mining Corp, formerly First Goldwater Resources Inc. ("the Company") is involved in the development of the Boleo copper-cobalt-zinc deposit, Mexico. The Company commenced operations upon incorporation in 1985 and engaged primarily in exploration and development of mineral and natural resource properties.

On April 20, 2004, the Company completed a business combination with Mintec International Corporation ("Mintec") and completed a $10 million equity financing in conjunction with the business combination. The business combination resulted in a change of control of the Company whereby Mintec is deemed to be the acquirer. The transaction is accounted for under the purchase method, on a reverse take-over basis ("RTO"). Mintec, through its wholly owned Mexican subsidiary, Minera y Metalurgica del Boleo S.A. de C.V. ("MMB"), owns a 100% interest in a copper-cobalt-zinc mineral deposit (the Boleo property). Since the completion of the above-mentioned financing, the Company has been focused on completing the Final Feasibility Study on the Boleo property.

The Boleo Project

The Boleo Project is located on the east coast of the Baja California Peninsula, some 900 kilometres south of San Diego and near the town of Santa Rosalia B.C.S., Mexico. Over the last twelve years, approximately CAD $33 million has been spent on exploration and pre-feasibility studies on the Boleo Project. Since completing the $10 million financing in April 2004, the Company has been actively proceeding to complete a Definitive Feasibility Study ("DFS"), under the direction of Bateman Engineering Inc. Canada ("Bateman"), with assistance primarily from Bateman's office in Brisbane, Australia. The DFS is focused on the development of an underground mine at a currently estimated production rate of 2.6 million dry tonnes of run-of mine ore to produce an estimated 50,000 tonnes per year of cathode copper, approximately 2100 tonnes per year of cobalt (either as high grade cobalt cathode or possibly as a high quality cobalt carbonate) and approximately 23,000 tonnes of zinc sulphate per year.

Current Development in the first quarter ended March 31, 2005

As part of the DFS management contracted Hellman & Schofield Pty Ltd. ("Hellman & Schofield"), economic geologists, of Brisbane, Australia, to review all existing geological data in regard to the Boleo deposit and report on the current geological resources. In 2004 H&S produced a 3-dimensional resource block model of the El Boleo Deposit. In producing this model H&S utilized the existing geological interpretation of the deposit and used analytical data that was obtained from exploration and evaluation programs carried out on the project between 1993 and 1998. It was assumed that mining would initially be by the open pit method; hence the model has block dimensions of 50 metres (east)

by 100 metres (north) by 1 m vertically. Grade estimates of Copper, Cobalt and Zinc were determined using Ordinary Kriging, parameters used in the grade estimation are tabulated below:

Parameter	Manto 2,3aa,3a,3,4			Manto 0 & 1		
Pass	**Meas**	**Ind**	**Inf**	**Meas**	**Ind**	**Inf**
Search Radii (m)						
X-direction	250	350	500	500	750	1,000
Y-direction	200	280	400	500	750	1,000
Z-direction	2	2	4	2	2	4
Data Criteria						
Min data	18	8	6	18	8	6
Max data	32	32	32	32	32	32

In a report dated March 2005, prepared by Qualified Persons, William Yeo, MAusIMM, PhD., and Phillip Hellman, FAIG, PhD., of Hellman & Schofield (the "H&S Report"), in accordance with National Instrument 43-101, Hellman & Schofield reported a Measured and Indicated resource estimates based on copper equivalent cut-off grades utilizing metal prices of copper (Cu) US $0.95 per pound, cobalt (Co) US $12 per pound, and zinc (Zn) US $0.45 per pound, and defined as Cu Equiv = Cu + Co*12/0.95 + Zn*0.45/0.95, as follows:

Cu EQUIV CUT-OFF GRADE		0.5%	1.0%	1.5%	2.0%
Measured	Tonnes (10^6)	**51.7**	**45.7**	**35.3**	**24.7**
	Cu Eq %	**2.09**	**2.26**	**2.56**	**2.91**
	Cu %	**0.76**	**0.83**	**0.99**	**1.18**
	Co %	**0.089**	**0.096**	**0.107**	**0.119**
	Zn %	**0.45**	**0.46**	**0.47**	**0.47**
Indicated	Tonnes (10^6)	**172.1**	**114.1**	**65.4**	**36.1**
	Cu Eq %	**1.49**	**1.86**	**2.33**	**2.82**
	Cu %	**0.57**	**0.78**	**1.09**	**1.46**
	Co %	**0.050**	**0.061**	**0.072**	**0.081**
	Zn %	**0.58**	**0.66**	**0.68**	**0.68**
Total	Tonnes (10^6)	**223.8**	**159.8**	**100.7**	**60.8**
	Cu Eq%	**1.63**	**1.97**	**2.41**	**2.86**
	Cu %	**0.62**	**0.79**	**1.06**	**1.35**
	Co %	**0.059**	**0.071**	**0.084**	**0.097**
	Zn%	**0.55**	**0.60**	**0.61**	**0.61**

The additional Inferred Resource, based on the same copper equivalent criteria, is:

Cu EQUIV CUT-OFF GRADE		0.5%	1.0%	1.5%	2.0%
Inferred	Tonnes (10^6)	**310.3**	**188.13**	**112.34**	**65.6**
	Cu Eq %	**1.47**	**1.95**	**2.43**	**2.94**
	Cu %	**0.57**	**0.83**	**1.14**	**1.51**
	Co %	**0.045**	**0.057**	**0.067**	**0.074**
	Zn %	**0.69**	**0.85**	**0.95**	**1.03**

As part of the DFS, the Company will be proceeding with a program of in-fill drilling, currently budgeted at approximately 12,000 meters, to enhance the quality of the above resources.

The full text of the H & S Report can be viewed under the Company's profile at www.sedar.com.

Future Development of the DFS

Subsequent to the successful completion of the Solid/Liquid Separation test and Phase 1 of the Pilot Plant in fiscal 2004 that demonstrated the Boleo ore can be treated in a continuous pilot plant program to leach, separate and recover pay metals in final commercial form, the Company will run a much larger Phase 2 pilot plant in the fourth quarter of 2005. The Phase 2 pilot plant will process approximately 40 tonnes of material and run in steady state conditions for at least six weeks. Bateman has advised that longer pilot plant runs are essential to determine performance of key reagents. It is from this level of test that Bateman will provide process guarantees. In addition, the Company has scheduled an underground test-mining program utilizing a Continuous Underground Mining Machine in June/July 2005. The objective of the test-mining program is to determine the viability of obtaining a relatively higher metal recovery and extraction rate from underground mining method as oppose to an open pit mining method. The program will provide meaningful data in the use of bond and pillar and short well mining technique that are proposed for mining the Boleo deposit.

Financing and Corporate Update

In March 2005, the Company agreed to two private placements: 1) The Company agreed to issue 1,600,000 Units at $0.75 per Unit for gross proceeds of $1,200,000. Each Unit consists of one common share and one-half warrant. Each whole warrant is exercisable for a period of 5 years at a price of $1.15 per share. A finder's fee of $92,500 will be paid in accordance with the TSX Venture Exchange policy. 2) An additional 80,000 Units at a price of $0.75 per Unit for gross proceeds of $60,000 was also agreed for issuance. Each Unit consists of one common share and one-half warrant. Each whole warrant is exercisable for a period of 5 years at a price of $1.15 per share. In the event the Company enters into any agreements for further third party equity placements in the immediate future at a lower issue price, the two private placements pricing will be reduced accordingly. The proceeds of the private placements will be used for the Definitive Feasibility Study and for working capital purposes. Neither placement has yet closed although the Company has received the placement proceeds. It is anticipated the issue price will be reduced to $0.60 per Unit and closed upon receipt of TSX Venture Exchange approval.

On March 22, 2005, Baja Mining Corp announced that it has retained Endeavour Financial International Corporation ("Endeavour") on an exclusive basis to provide general corporate financial advice with respect to the financing and development of the Boleo Project. Endeavour will work closely with management to identify and implement various transactions relating to financing of the Boleo Project. Remuneration under the contract is confidential but will include, subject to regulatory approval, the granting of 1,000,000 stock purchase options at a price of $0.75 per share for a five-year period. The option price may be reduced if the Company completes a private placement in the immediate future at a lower price.

On April 12, 2005, Mr. Ross Glanville was appointed a Director of the Company. Mr. Glanville graduated from the University of British Columbia in 1970 with a Bachelor of Applied Science Degree (Mining Engineering) and became a member of the Association of Professional Engineers of British Columbia in 1972 (P.Eng.). In 1974, he obtained a Master of Business Administration Degree (MBA), specializing in finance and securities analysis. In 1980, he became a member of the Certified General Accountants of B.C. (CGA). Mr. Glanville has thirty-five years of experience in mining, exploration, finance, marketing and management and held senior executive positions with major and junior mining and consulting companies.

The Company also announced the resignation of Mr. Thomas Pressello as Chief Financial Officer of the Company effective April 22, 2005. Mr. Robert Mouat has been appointed as interim Chief Financial Officer.

As of March 31, 2005, the Company had working capital of $3,746,352, which is not sufficient to satisfy the costs related to the completion of the Final Feasibility Study and current general and administrative activities for the 2005 fiscal year. The Company will undertake additional financing in the near future to complete the Final Feasibility Study, which we anticipate completing by December 2005.

1.3 Results of Operations For the First Quarter Ended March 31, 2005

Operations

The Company is still at the exploration stage at its Boleo Project and has no revenue generating activities. For the quarter ended March 31, 2005 and March 31, 2004 Baja Mining recorded a consolidated net loss of $2,017,441 ($0.03 loss per share) and $47,428 ($0.00 loss per share) respectively. The results show the effect of substantially higher exploration and administrative activities in the first quarter ended 2005 compared with the previous quarter last year.

Exploration Expenses

The Company incurred $1,411,494 of exploration expenses in the quarter ended March 31, 2005 compared to $69,982 in comparable quarter. The increase was attributable to higher exploration activities subsequent to the RTO and the completion of the $10 million financing. The majority of the exploration expenses related to definitive feasibility study, pilot plant costs, drilling and professional or consulting fees.

General and Administrative Expenses

In this current quarter, the Company granted stock options to a financial consulting firm and expensed stock options vested to investor-relations representatives resulting in a non-cash stock-based compensation expense of $375,620 ($nil-2004 comparable quarter). The stock option expense accounted for 60% of the total general and administrative expenses in the quarter.

With increased exploration activities at the Boleo Project and the required infrastructure to support these activities, the Company assembled additional management and administrative staff. Consequently, management and consulting expenses totalled $49,704 for this quarter versus $nil in the comparable quarter last year. Wages and subcontract was $44,066 ($779-2004 comparable quarter). The Company also incurred $27,616 rent expense ($nil-2004 comparable quarter). The Company was relatively inactive in the first quarter of fiscal 2004; therefore, general and administrative expenses were much lower comparatively.

The Company incurred $27,605 in travelling costs in connection with financing activities and promoting the Company's Boleo Project in this quarter.

As a publicly traded company, Baja Mining Corp incurred $8,683 in filing, exchange and transfer agent fees for the three months ended March 31, 2005. In contrast, for the three months ended March 31, 2004, prior to the RTO, Mintec International Corporation was a privately held company; therefore, there were no exchange and filing expense incurred.

Investor relations and promotion also increased in this current quarter due to promotional activities for the Boleo Project. The Company retained two in-house investor-relations representatives and one marketing consultant acting as liaison with the investment community. Consequently, investor

relations and promotion expenses totalled $31,286 and $19,946 respectively in the quarter versus $nil in the comparable quarter last year.

1.4 Transactions with Related Parties

For the three months ended March 31, 2005, the Company paid $99,000 management and consulting fees to companies controlled by officers and directors of the Company. Of this amount, $39,000 is included in general and administrative expenses and the balance is included in exploration expenses. The Company also paid $27,616 of rent expense to related companies, which are controlled by directors and officers, for shared office facilities.

All the above charges are on terms and conditions similar to non-related parties.

1.5 Summary of Quarterly Information

Quarterly financial data for the eight most recently completed quarters is provided below.

	Q2 June 30, 2003	Q3 Sept 30, 2003	Q4 Dec 31 , 2003	Q1 Mar 31, 2004	Q2 June 30, 2004	Q3 Sept 30, 2004	Q4 Dec 31, 2004	Q1 Mar 31, 2005
Total Revenues	$-	$-	$-	$-	$-	$-	$-	$-
Income or loss before discontinued operations and extraordinary items:								
Total	$4,660	$(193,717)	$(143,094)	$(47,428)	$(453,256)	$(2,436,996)	$(2,454,005)	$(2,017,441)
Per Share	$0.00	$(0.005)	$(0.005)	$(0.00)	$(0.01)	$(0.04)	$(0.04)	$(0.03)
Per Share Fully Diluted	$0.00	$(0.005)	$(0.005)	$(0.00)	$(0.01)	$(0.04)	$(0.04)	$(0.03)
Net income or loss:								
Total	$4,660	$(193,717)	$(143,094)	$(47,428)	$(453,256)	$(2,436,996)	$(2,454,005)	$(2,017,441)
Per Share	$0.00	$(0.005)	$(0.005)	$(0.00)	$(0.01)	$(0.04)	$(0.04)	$(0.03)
Per Share Fully Diluted	$0.00	$(0.005)	$(0.005)	$(0.00)	$(0.01)	$(0.04)	$(0.04)	$(0.03)

General Discussion of Quarterly Results

Net Income (Loss)

The Company carried out exploration activities on the Boleo property in Mexico. Factors that caused fluctuations in the Company's quarterly results are the amount and extent of exploration and operating

activities in the quarters. Since completion of the $10 million equity financing in the second quarter of fiscal 2004, exploration and operating activities increased significantly as reflected in higher net loss in each quarter thereafter.

1.6 Liquidity and Capital Resources

For the quarter ended March 31, 2005, the Company had negative cash outflow of $2,536,943 from operating activities compared to negative cash outflow of $115,011 in the comparable quarter. The increase in cash outflow was attributed to higher exploration and operation activities on the Boleo property.

For investment activities, the Company's subsidiaries acquired $29,048 of capital assets in the first quarter for exploration purpose. The Company also advance $55,942 to a related company.

In March 2005, the Company agreed to two private placements: 1) The Company agreed to 1,600,000 Units at $0.75 per Unit for gross proceeds of $1,200,000. Each Unit consists of one common share and one-half warrant. Each whole warrant is exercisable for a period of 5 years at a price of $1.15 per share. A finder's fee of $92,500 will be paid in accordance with the TSX Venture Exchange policy. 2) An additional 80,000 Units at a price of $0.75 per Unit for gross proceeds of $60,000 was agreed for issuance. Each Unit consists of one common share and one-half warrant. Each whole warrant is exercisable for a period of 5 years at a price of $1.15 per share. Neither placement has yet closed and it is anticipated the Unit price will be reduced to $0.60 per Unit and closed on receipt of TSX Venture Exchange approval. For financing activities, the Company repaid $4,590 to related parties versus $102,858 advanced from related parties in the comparable quarter last year.

As an exploration stage company, Baja Mining Corp continues to rely on equity or debt financing to meet the ongoing cash requirements of the Company. The Company is investigating the possibility of raising additional capital through debt or equity financing arrangements and, although management has successfully raised significant amounts of capital in the past, there can be no assurance that it will be able to raise additional capital in the future.

1.7 Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangement such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.8 Contractual Obligations and Commitments

The Company has no long-term debts, material capital lease obligations and purchase obligations. The Company has management and consulting contracts with officers and directors of the Company for services rendered with future commitments under these contracts totalled $216,000 in fiscal 2005 and $72,000 in fiscal 2006.

The Company has committed to an operating lease for office space for a term of 63 months from July 2005 to September 2010 with minimum lease payment of $74,480 per annum.

The Company agreed to purchase a Continuous Mining Machine for US $97,000 for exploration purpose.

The Company also signed an agreement with Bateman Engineering Ltd. Canada for the completion of Final Feasibility Study budgeted at approximately CDN $8.9 million. The Bateman Agreement does not include the costs of in-fill drilling, the test mining program, or management costs related to the DFS. The competed DFS is estimated to cost approximately US$10,992,000 (CDN$13,700,000), of which approximately CDN$5,200,000 has been incurred to date.

1.9 Financial instruments and Risk Factors

As of March 31, 2005 the Company was not exposed to any financial instruments risks since their fair value approximates their carrying values because of the short-term maturity of those instruments.

The Company operates internationally, which gives rise to the risk of that cash flows may be adversely impacted by exchange rate fluctuations. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations.

Mineral exploration and development involves a high degree of risk since few properties are developed into producing mines. There is no assurance that the Company's mineral exploration activities will result in the discovery of resources that would be economical for commercial production. The commercial viability of the mineral deposits is dependent upon a number of factors, which are beyond the Company's control. Some of these factors are attributable to commodity prices, government policy and regulation and environmental protection.

Resource estimates involves degree of uncertainty in the calculation of reserves and the corresponding grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The indicated and inferred resources figures set forth by the Company is estimates, and there is no certainty that the level of resources will be realized. In addition, decline in the market price for copper, zinc and cobalt may adversely affect the economics of a reserve and may require the Company to reduce its estimates.

1.10 Outlook

The Company is actively proceeding with the DFS of the Boleo property in order to develop a mine at the Boleo property with an overall objective of maximizing production output and minimizing capital and operating costs.

1.11 Caution on Forward-Looking Information

This report contains certain "forward-looking statements". Such forward-looking statements are subject to risks, uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements.

FIRST GOLDWATER RESOURCES INC.

NOTICE OF ANNUAL GENERAL MEETING

OF MEMBERS

NOTICE IS HEREBY GIVEN that the annual general meeting of members (the "Meeting") of First Goldwater Resources in. (the "Company") will be held at the offices of the Company, 18th Floor, 1066 West Hastings Street, Vancouver, British Columbia, Canada, on **Friday, June 18, 2004**, at the hour of 10:00 o'clock in the forenoon (Vancouver time) for the following purposes:

1. To receive the report of the directors of the Company for the fiscal year ended December 31, 2003.

2. To receive the comparative financial statements of the Company and the auditors' report thereon for the fiscal year ended December 31, 2003.

3. To consider and if thought fit to approve an ordinary resolution to increase to and to fix the number of directors at six (6).

4. To elect directors for the ensuing year.

5. To appoint auditors and to authorize the directors to fix the remuneration of such auditors.

6. To consider and, if thought fit, to pass, the Special Resolutions set forth under the heading "Particulars of Matters to be Acted Upon – Transition Into the B.C. *Business Corporations Act* and Adoption of New Articles" in the Company's Information Circular dated May 14, 2004:

   A. removing the application of the Pre-existing Company Provisions to the Company and altering the Company's Notice of Articles accordingly; and

   B. cancelling the existing Articles of the Company and adopting a new form of Articles of the Company.

7. To ratify, confirm and approve all acts, deeds and things done by the proceedings of directors and officers of the Company on its behalf since the last annual general meeting of the Company.

8. To transact such further or other business as may properly come before the Meeting and any adjournment or adjournments thereof.

Accompanying this Notice are a Management Information Circular, form of proxy and Management Discussion & Analysis.

The board of directors has fixed the close of business on May 14, 2004 as the record date for determination of members entitled to notice of the Meeting or any adjournment or adjournments thereof and the right to vote thereat. The transfer books will not be closed.

Members who are unable to attend at the Meeting in person are requested to complete, sign, date and return the enclosed form of proxy. A proxy must be delivered to Computershare Trust Company of

Canada, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (facsimile (866) 249-7775) not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment(s) thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, failing which, it will not be treated as being valid or effective.

DATED at Vancouver, British Columbia, this 21st day of May, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

"John Greenslade"

JOHN W. GREENSLADE
President

FIRST GOLDWATER RESOURCES INC.

INFORMATION CIRCULAR

AS AT MAY 21, 2004

PERSONS OR COMPANIES MAKING SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies by the management of First Goldwater Resources Inc. (the "Company") for use, and to be voted at, the annual general meeting of members of the Company (the "Meeting") to be held on Friday, June 18th, 2004, at 10:00 o'clock in the forenoon, Vancouver time, at the offices of the Company at 18th Floor, 1066 West Hastings Street, Vancouver, British Columbia, for the purposes set forth in the Notice of Annual General Meeting appended hereto.

It is expected that the solicitation of proxies will be primarily by mail and may be supplemented by telephone, telegraph or other personal contact made, without special compensation, by the directors and officers of the Company. The Company may reimburse members' nominees or agents for the cost incurred in obtaining from their principals proper authorization to execute the proxy. The Company may also reimburse brokers and other persons holding shares in their own name or in the names of their nominees for their expenses in sending proxies and proxy material to the beneficial owners, and obtaining their proxies, but solicitations will not be made by employees engaged for that purpose or by soliciting agents. The cost of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy are directors of the Company and are nominees of management.

A MEMBER OF THE COMPANY HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A MEMBER OF THE COMPANY, OR OTHERWISE ENTITLED TO ATTEND AND VOTE AT THE MEETING) TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING AT WHICH HE IS ENTITLED TO VOTE OTHER THAN THE PERSON DESIGNATED IN THE ACCOMPANYING FORM OF PROXY.

A member desiring to appoint some other person may do so either by striking out the printed names and inserting the desired person's name and address in the blank space provided for that purpose in the accompanying form of proxy or by completing another proper form of proxy.

Each completed form of proxy to be used and voted at the Meeting must either be delivered to the transfer agent of the Company, Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (facsimile (866) 249-7775) not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment(s) thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, failing which, it will not be treated as being valid or effective.

A member giving a proxy has the power to revoke it at any time to the extent that it has not been exercised. In addition to revocation in any other manner permitted by law, a member giving a proxy has the power to revoke it by an instrument in writing executed by the member or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer, or attorney, of the

corporation and delivered either to the registered office of the Company at any time up to and including the last business day preceding the day of Meeting, or any adjournment(s) thereof, at which the proxy is to be used, or in any manner provided by law, or to the Chairman of the Meeting on the day of the Meeting or any adjournment(s) thereof at which the proxy is to be used.

VALIDITY OF INSTRUMENT OF PROXY

The articles of the Company provide that a proxy or an instrument appointing a duly authorized representative of a corporation shall be in writing, under the hand of the appointor or his attorney duly authorized in writing, or, if such appointor is a corporation, either under its seal or under the hand of an officer or attorney duly authorized for that purpose.

VOTING OF SHARES REPRESENTED BY THE INSTRUMENT OF PROXY AND DISCRETIONARY POWERS

At the time of printing this Information Circular, management knows of no amendments, variations or other matters which may be presented for action at the Meeting other than the matters referred to in the accompanying Notice of Annual General Meeting.

The shares represented by the accompanying form of proxy will be voted or withheld from voting in accordance with the instructions of the member on any ballot that may be called for, and if the member specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

THE ACCOMPANYING FORM OF PROXY WHEN DULY COMPLETED AND DELIVERED AND NOT REVOKED CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN WITH RESPECT TO MATTERS WHERE NO CHOICE IS SPECIFIED. WHERE A PROXY SPECIFIES AS PROXYHOLDER A NOMINEE OF MANAGEMENT THE SHARES WILL BE VOTED AS IF THE MEMBER HAD SPECIFIED AN AFFIRMATIVE VOTE.

NON-REGISTERED MEMBERS

Only Registered Members or duly appointed Proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "Non-Registered" Members because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased their Shares. More particularly, a person is a Non-Registered Member in respect of his or her Shares where such Shares are held either (a) in the name of the Intermediary that the Non-Registered Member deals with (being securities dealers or brokers and trustees or administrators of self-administered RRSP', RRIF's RESP's and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) with which the intermediary deals. In accordance with the requirements of National Policy 54-101 (Communication with Beneficial Owners of Securities of Reporting Companys) published by the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Members.

Intermediaries are required to forward the Meeting Materials to Non-Registered Members unless a Non-Registered Member has waived the right to receive them. Generally, Non-Registered Members who have not waived the right to receive Meeting Materials will either:

(a) be given a Proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which describes the limits to voting to the number of shares beneficially owned by the Non-Registered Member, but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Member when depositing the Proxy. The Non-Registered Member who wishes to submit the Proxy should otherwise properly complete the Form of Proxy and deposit it with Computershare Trust Company of Canada as provided above; or

(b) be given a Proxy Authorization Form, **which is not signed by the Intermediary**, and which when properly completed and signed by the Non-Registered Member and **returned to the Intermediary or its service company**, will constitute voting instructions, which the Intermediary must follow. The Proxy Authorization Form will be either a one-page pre-printed form or a regular Form of Proxy, which contains a removable label containing a bar-code and other information, each with instructions in order for this form to constitute a valid Proxy Authorization Form, the Non-Registered Member must remove the label and affix it to the form, properly complete and sign the form, and return it to the Intermediary or its service company in accordance with the instructions.

The purpose of this procedure is to permit Non-Registered Members to vote their Shares, which they own only beneficially. Should a Non-Registered Member who receives one of the above forms attend the Meeting and wish to vote his or her Shares in person, the Non-Registered Member will be obliged to strike out the Management Proxyholder's name(s) and insert the Non-Registered Member's name in the blank space provided. **In either case, Non-Registered Members must carefully follow the instructions that accompany either the Proxy or Proxy Authorization Form, including those regarding when and where the Proxy or Proxy Authorization Form is to be delivered.**

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or senior officer, past, present or nominated, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except to the extent that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider, proposed nominee for election as a director or any associate or affiliate of such insider or proposed nominee of the Company, have had any material interest, direct or indirect, in any material transaction of the Company since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case, has materially affected or will materially affect the Company or any of its subsidiaries, save and except that directors and employees may be granted stock options and as described below:

Acquistion of Mintec International Limited (Boleo Property)

On April 20, 2004, the Company closed the Reverse Takeover of Mintec International Limited ("Mintec"), a Barbados International Business Corporation, by issuance of 40,000,000 shares of the Company to the shareholders of Mintec. Contemporaneous with such acquisition, the Company completed an $8 million private placement and $2 million Short Form Offering for gross proceeds of $10 million. The share exchange resulted in a change of control of the Company (the "RTO"). Mintec and its shareholders were at arms-length to the Company.

Mintec is the beneficial shareholder of all the issued and outstanding shares in the capital stock of Minera y Metalurgica del Boleo S.A. de C.V. ("MMB"), a Mexican company. MMB holds a 100% registered and beneficial interest in the Boleo copper-cobalt-zinc mineral deposit (the "Boleo Property") consisting of certain exploration and exploitation mineral concessions located on the east coast of the Baja California peninsula, some 900 kilometres south of San Diego and near the town of Santa Rosalia B.C.S., Mexico. The Boleo Property was the subject of historic copper production during the period 1868 to 1985.

The Boleo Property was originally acquired, by staking, in 1992 by a company that was related to Mintec (Terratech Environmental Corporation, a Barbados company) prior to the RTO after it was released by the Mexican government from the strategic National Mining Reserve. Terratech optioned the property to International Curator Resources Ltd. ("ICR"), a TSE listed company, in 1993 (ICR has now changed its name to Canadian Gold Hunter Corp.). In 2001, ownership of the property was reacquired by Terratech acquiring all the issued shares of Mintec from ICR. After reacquiring Mintec in 2001, a complete geological, mining and process review of the Boleo Property was undertaken by Mintec. Such review included an independent review of the mineable reserves of copper-cobalt (conducted by Juan Manual Berlanga, Ph.D (Stanford), of Mexico City, Mexico) and an in-depth review of alternate flowsheets for the processing of ore from the Boleo Property. The review resulted in the issuance of a new Pre-feasibility study by Batemen Engineering Pty Limited, of Perth, Western Australia, in February 2002 (the "Bateman Study"). The Bateman Study principally focused on a new and simpler metallurgical flow sheet for the processing of ore from the Boleo Property (as compared to the process proposed in a earlier pre-feasibility by Fluor Daniel Wright for ICR). The Bateman Study utilized metal prices of copper -US$0.80 per pound; cobalt - US$8.00 per pound and zinc - US$0.45 per pound, based upon an independent marketing study prepared for Mintec. Based upon the Bateman Study, in March 2002, Bateman delivered a "Proposal for the Provision of Services for Boleo Definitive Feasibility Study Including Scope Definition Phase" (the "Bateman Proposal").

In addition to the Bateman Study, Mintec undertook a preliminary investigation into alternative mining methods, in particular potential underground mining of portions of the geologic resources and an investigation of a possible new geologic basin (the Montado SW Basin) that may be prospective for underground reserves.

Mintec was incorporated in Barbados in October, 1993 as part of a restructure of the ownership interests in the Boleo Property between Terratech and ICR. During the period to 1997, Mintec under the direction of ICR conducted significant exploration and development of the Boleo Property, culminating in the issuance of a pre-feasibility study by Fluor Daniel Wright in September, 1997 (the "Fluor Study"). The Fluor Study utilized metal prices of copper - US$1.00 per pound; cobalt - US$12.50 per pound and zinc - US$0.65 per pound. In January 1999, in order to attempt to meet the requirements of its agreement with Terratech, ICR delivered a Feasibility Study (utilizing metal prices of copper - US$0.80 per pound; cobalt - US$6.00 per pound and zinc – US$0.48 per pound, assuming debt financing or copper - US$0.90 per pound; cobalt US$12.50 per pound and zinc - US$0.50 per pound, assuming an equity financing) which Feasibility Study concluded *" (i) there is no prospect of commercial production being achieved in respect of the Boleo Project until there is a material improvement in the outlook for metal prices; (ii) the Boleo Project cash flows do not meet criteria for bankability under conservative assumptions; and (iii) the Boleo Project is unlikely to be developed until there is a sustainable and material improvement in the outlook for metal prices. As a result, in February of 1999, ICR placed the project on care and maintenance."* A dispute arose between Terratech and ICR, as to whether the Feasibility Study delivered was in compliance with the agreement between the parties, which dispute was settled in February 2001 by ICR transferring all the issued shares of Mintec to Terratech; plus any inter-corporate indebtedness due to

ICR from Mintec or MMB. Terratech subsequently capitalized any such inter-corporate indebtedness by increasing the share capitalization of Mintec to its current amount.

ICR in it's Annual Information Form (the "2000 AIF") dated July 10, 2000 for the year ended March 31, 2000, reported a global mineral resource estimate by Mintec Inc., of Tuscon, Arizona, for the Fluor Study, of 464 million dry tonnes grading 0.70% copper, 0.058% cobalt and 0.71% zinc, based on an arbitrary 1.0% copper-equivalent cut-off grade. Included within this global resource was a diluted mineable reserve in conceptual open pits containing 81.2 million tonnes grading 1.50% copper, 0.086% cobalt and 0.59% zinc, of which 70 million tonnes grading 1.29% copper, 0.089% cobalt and 0.62% zinc was conceptually scheduled for production over a 17 year mine life. The AIF noted that the *" geological resource estimate and the diluted mineable reserves were preliminary in nature and not intended to be a definitive statement of the geological resource or mineable reserve".*
The Company has not done the work necessary to verify the classification of the resource or reserve; the Company is not treating them as a NI 43-101 defined resource or reserve verified by a Qualified Person and the historical estimate should not be relied upon.

Any additional drilling after the date of the above AIF did not detract from the above historical estimate. The Company and Mintec have reviewed information in regard to the geological procedures, data verification and quality control in regard to drilling, sampling and assaying procedures and methods of calculation of reserves in regard to the above estimates and believe the information to be reliable. The categorization of Mineable Reserves appears to be in accordance with the CIM Standards on Mineral Resources and Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000, with the exception that proven and probable reserves may have been added together for scheduling purposes. It is unclear to the Company and Mintec whether the "Global mineral resource" estimate is in compliance with the CIM Standards, as it appears the stated global resource may combine measured, indicated and inferred resources.

A report dated November 27, 2003, prepared for Mintec by David Mehner, P.Geo., a Qualified Person, entitled an "Underground Resource Calculation and Review*, Boleo District" calculated an underground indicated resource of 23,626,949 tonnes grading 2.11% copper (Cu), 0.09% cobalt(Co) and 0.42% zinc (Zn). In addition, a further 21,369,480 tonnes of inferred underground resources grading 2.25% Cu, 0.10% Co and 0.61% Zn have been identified. The bulk of this mineralization occurs in two distinct zones centered on Arroyo Providencia including 9,973,400 tonnes of indicated resources grading 2.50% Cu, 0.06% Co and 0.34% Zn and 19,581,800 tonnes of inferred resources at 2.24% Cu, 0.10% Co and 0.61% Zn. Within those resources are a higher-grade core including 6.9 million tonnes of indicated mineralization grading 2.82% Cu and 11 million tonnes of inferred at 2.73% Cu.

*Note the indicated underground resources represent approximately 34% of the overall open pit resources scheduled for mining in the Fluor Study. Further, approximately 71% of the inferred resources were from areas too deep for open pit mining in the Fluor Study.

Testwork by Lakefield Research, which enabled the oxide and sulphide minerals in the Boleo ore to be successfully leached under successive oxidation/reduction conditions, resulted in a provisional process flow sheet being developed, as summarized in a pre-feasibility study by H.A. Simons Ltd. (the "Simons Study") dated July 1995. Following completion of the Simons Study, control of ICR changed resulting in a change of management who initiated a new study. The principal contractor on this study (the "Fluor Study") was Fluor Daniel Wright, while other contractors included Mintec Inc., Dr. Giles Peatfield, Golder Associates, Nilsson Mine Services, Hazen Research, Lakefield Research, CMRI, Knight Piesold, Corporation Ambiental de Mexico and H.A. Simons Ltd.

Current management reacquired control of the Boleo Property in 2001 and undertook a new pre-feasibility study, the Bateman Study, which was completed in February 2002. The Bateman Study focused on modifications to the original hydrometallurgical process proposed in the Fluor Study to simplify the process and reduce the capital and operating costs.

In addition, MMB commissioned various independent reserve, exploration and mining studies to examine the possibility of exploiting a portion of the mineral resources by underground mining techniques and to determine the possible existence of an unexplored geological basin in the vicinity of historic reserves that were previously exploited.

In support of the share exchange proposed with the Company, Mintec retained Ross Glanville & Associates Ltd. ("Glanville") to determine the Fair Market value of the Boleo Property. In a report dated February 7, 2004 (the "Glanville Report"), Glanville stated that in his opinion the Fair Market Value of the Boleo Property is approximately US$60 million (approximately CDN$78 million) with a reasonable range being between US$40 million and US$80 million.

On closing of the RTO, the Company issued 40,000,000 of its shares to the then shareholders of Mintec, all of which shares are subject to a Value Escrow Agreement and a Pooling Agreement as follows:

Name	Number of shares
Barfield Nominees Limited[1]	14,700,000
ATC Trustees (Cayman) Limited[2]	7,350,000
ATC Trustees (Cayman) Limited[3]	4,900,000
J. Richard Evans & MacGregor Robertson as Trustees[4]	13,050,000

1. Barfield is a nominee corporation for Barings Trustees Guernsey Limited, who hold the shares as the trustees of a Guernsey trust in which Robert Mouat is a discretionary beneficiary.
2. ATC Trustees Cayman Limited holds such shares as trustee of a discretionary trust, of which Stephen Holmes is indirectly a potential discretionary beneficiary.
3. ATC Trustees Cayman Limited holds such shares as trustee of a discretionary trust, of which John Greenslade and his family are indirectly potential discretionary beneficiaries.
4. J. Richard Evans & Macgregor Robertson hold such shares as trustees for various trusts of which the following parties and their respective families are directly or indirectly potential discretionary beneficiaries:
    - (i) William Murray, of Richmond, British Columbia, as to 5,100,000 shares;
    - (ii) Michael Northrop, of Riyadh, Saudi Arabia, as to 7,350,000 shares;
    - (iii) Tawn Albinson, of Mexico City, Mexico, as to 600,000 shares;

The Escrow Shares are held in escrow by Computershare Trust Company of Canada pursuant to a "Value Escrow Agreement" dated the 30th day of January, 2004, which provides that, until released, the holder of such shares may not be sell, transfer, assign, mortgage, enter into a derivative transaction concerning, or otherwise deal in any way with the escrow shares or any related share certificates or other evidence of the escrowed shares except in accordance with such escrow agreement. With prior TSX approval, the escrow shares may be pledged or mortgaged to a financial institution as collateral for a loan, provided that such shares are not transferred or delivered to the financial institution for such purpose. The holders of such escrow shares may exercise voting rights attached to such escrow shares, other than in support of one or more arrangements that would result in repayment of capital being made on the escrow shares prior to a winding up of the Company. Any additional escrow shares issued to the holders as a dividend or other distribution will also be escrowed under such agreement. Transfers within in escrow may be

permitted, with prior approval of the TSX, to a registered plan or fund where the beneficiaries thereof are the holder or the holders' spouse, children or parents, to existing or incoming directors or senior officers, to other Principals, to a trustee in bankruptcy, upon realization by a financial institution of escrow shares pledged to such institution, upon death of the holder upon notice, or as otherwise permitted by the TSX. The escrow shares will be released from escrow on the following basis:

Release Dates	Percentage of Total Escrowed Securities to be Released**	Total Number of Escrowed Securities to be Released
Upon Exchange Approval*	1/10 of the escrowed securities	4,000,000
6 months following Exchange Approval	1/6 of the remaining escrow securities	6,000,000
12 months following Exchange Approval	1/5 of the remaining escrow securities	6,000,000
18 months following Exchange Approval	1/4 of the remaining escrow securities	6,000,000
24 months following Exchange Approval	1/3 of the remaining escrow securities	6,000,000
30 months following Exchange Approval	1/2 of the remaining escrow securities	6,000,000
36 months following Exchange Approal	all of the remaining escrow securities	6,000,000
TOTAL	100%	40,000,000

* Exchange Approval was received on April 21, 2004 (the "Approval Date").

** Where there are no changes to the escrow securities initially deposited and no additional escrow securities, then the above release schedule results in the escrow securities being released, after the first release in equal tranches of 15%. If the Issuer becomes a Tier 1 Issuer the escrow release formula will be revised to the Tier 1 formula which would result in all such shares being released from escrow over an 18 month period.

In addition to the provisions of the escrow agreements, the Escrow Shareholders entered into a Pooling Agreement with Canaccord International , the Company and Computershare Trust Company dated the 30th day of January 2004 pursuant to which the Escrow Shareholders agreed to voluntarily pool all the escrow shares upon release from escrow. Fifty percent (50%) of the shares (i.e. 20 million shares) will be released from the Pooling Agreement 12 months after the Approval Date, a further 25% will be releases 18 months after the Approval Date and the balance will be released 24 months after the Approval Date. In addition, with the consent of Canaccord, shares may be released from the terms of the Pooling Agreement at any time.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 200,000,000 common shares without par value of which 59,516,936 were issued and outstanding as at May 14, 2004.

On a poll every member will have one vote for each share of which he is the registered holder, and may exercise such vote at the Meeting in person or by proxy holder.

Only members of record at the close of business on May 14, 2003 will be entitled to vote at the Meeting or any adjournment(s) thereof. A person duly appointed under an instrument of proxy will only be entitled to vote the shares represented thereby if the instrument of proxy is properly completed and delivered and not revoked in accordance with the requirements set out under the heading "Appointment and Revocation of Proxies" in this Information Circular.

To the best of the knowledge of the directors and senior officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the outstanding voting rights attached to the Company's shares as of the date hereof.

Name and Address	**Number of Shares**	**Percentage as of the Date of this Information Circular**
Barfield Nominees Limited[1], Guernsey, Channel Islands	14,700,000	24.69%
ATC Trustees (Cayman) Limited[2] Cayman Islands	7,350,000	12.35%
J. Richard Evans & Macgregor Robertson[3]	7,350,000	12.35%

1. Barfield is a nominee corporation for Barings Trustees Guernsey Limited, who hold the shares as the trustees of a Guernsey trust in which Robert Mouat is a discretionary beneficiary. Mr. Mouat has no legal interest in such shares nor does he exercise direction or control over such shares or over the trustee.
2. ATC Trustees Cayman Limited holds such shares as trustee of a discretionary trust, of which Stephen Holmes is indirectly a potential discretionary beneficiary. Mr. Holmes has no legal interest in these shares nor does he exercise direction or control over such shares or over the trustee.
3. J. Richard Evans & MacGregor Robertson hold such shares as trustees of a discretionary trust, of which Michael Northrop, of New Zealand, is indirectly a potential discretionary beneficiary. Mr. Northrup has no legal interest in these shares nor does he exercise direction or control over such shares or over the trustees.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and each person so elected will hold office until the next annual general meeting of the Company unless he ceases to hold office before then. The board of directors presently consists of four (4) directors, all of whom are deemed to resign at the Meeting, but are eligible for re-election. Shareholders will be asked to pass an ordinary resolution to increase the number of directors to, and thereby fix the number of directors at, six (6). The persons named as the nominees of management in the accompanying form of proxy intend to vote for the election of a board of directors comprised of the nominees of management.

Each of the nominees named hereunder has advised management that he will be willing to serve as a director if elected. Management does not contemplate that any of the nominees will be unable to stand for election and serve as a director, but should that circumstance arise for any reason, the persons named in the accompanying proxy may vote for another nominee or nominees in their discretion.

Advance Notice of the Meeting inviting nominations for directors was published in the Province newspaper on April 29th, 2004 (and amendment thereto was published on May 19, 2004), and has been

delivered to the Alberta and British Columbia Securities Commissions and to the TSX Venture Exchange. The following table sets out the name of each of the persons proposed by management to be nominated for election as a director, any position with the Company now held by him, his present principal occupation, the date upon which he became a director of the Company and the approximate number of shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by him. Such information concerning the respective nominees has been furnished by each of them:

NAME, ADDRESS AND PRESENT OFFICE HELD	PRINCIPAL OCCUPATION FOR THE PAST FIVE YEARS	SHARES BENEFICIALLY OWNED DIRECTLY OR INDIRECTLY	DATE OF ELECTION OR APPOINTMENT
John W. Greenslade West Vancouver, B.C. Chief Executive Officer, President, Director	President of the Company since April 20, 2004, President Minterra Resource Corp. (a mineral exploration company) Partner Holmes Greenslade (Barristers & Solicitors)	4,900,000[1]	April 20, 2004
Robert Mouat[4], Nassau, Bahamas Director	Managing Director Mintec International Limited, Director Terra Gaia Inc (an environmental company)	14,700,000[2]	April 20, 2004
William Murray[4], Richmond. B.C. Director	Consulting Engineer	5,100,000[3]	April 20, 2004
Thomas Pressello[4], Vancouver, B.C. Chief Financial Officer, Director	President & CEO, Pacific Harbour Capital Ltd. (an Investment holding & management company)	500,000	October 30, 2003
Graham Thody, North Vancouver, B.C.	Chartered Accountant, Partner Nemeth Thody Anderson	nil	nominee
Charles Thomas Ogryzlo, P.Eng. Toronto, Ontario	President & CEO Canatec Development Corp, Previously, Chairman, Kilborn SNC Lavalin Inc. (an engineering consulting firm)	nil	nominee

1. The shares are owned by a trust located in the Cayman Islands in which John Greenslade and his family are, indirectly, potential discretionary beneficiaries. Mr. Greenslade and his family have no legal interest in such shares nor do they exercise direction or control over such shares or over the trustee.
2. These shares are owned by a trust located in Guernsey, Channel Islands, in which Robert Mouat is a discretionary beneficiary. Mr. Mouat has no legal interest in such shares nor does he exercise direction or control over such shares or over the trustee.
3. These shares are owned by a trust located in Nassau, Bahamas, in which William Murray and his family are indirectly potential discretionary beneficiaries. Mr. Murray and his family have no

legal interest in such shares nor do they exercise direction or control over such shares or over the trustees.

4. denotes a member of the audit committee.

The Company does not currently have an executive committee of its Board of Directors.

EXECUTIVE COMPENSATION

In this Information Circular:

"CEO" means the individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year (note subsequent to year-end the CEO changed).

"Named Executive Officer" means:

(i) the CEO regardless of the amount of compensation of that individual,

(ii) each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus amounted to $100,000 or more, and

(iii) any individuals who would have been included in (ii) but for the fact that they were not serving as an executive officer of the Company at the end of the most recently completed financial year.

The following table sets forth all annual and long term compensation for services to the Company for the three most recently completed financial years as at May 31, 2003 and, subsequent to its change in year end, December 31, 2003 in respect of the Named Executive Officers. At the end of the Company's most recently completed financial year, the Company had one Named Executive Officer, Conrad Clemiss, the Company's then President and Chief Executive Officer (CEO).

SUMMARY COMPENSATION TABLE

Named Executive Officers

Name and Principal Position	Year[1]	Annual Compensation			Long-Term Compensation			All Other Compen-sation
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compen -sation ($)	Securities under Options/ SARs[2] Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP[3] Payouts ($)	

Conrad Clemiss President & CEO [4]	Dec 2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	May 2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2002	Nil	Nil	Nil	238,725	Nil	Nil	22,470[5]
	2001	Nil	Nil	Nil	115,225	Nil	Nil	39,150[5]

Notes:

1. The Company changed its year end from May 31 to December 31 in December 2003.
2. Stock-appreciation rights
3. Long-term incentive plan
4. From August 13, 1999 to April 20, 2004
5. Management Fees

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name Of Executive Officer	Securities Under Options/SARs Granted (#)	% Of Total Options/SARs Granted To Employees In Financial Year	Exercise Or Base Price ($/Security)	Market Value Of Securities Underlying Options/SARs On The Date Of Grant ($/Security)	Expiration Date
Conrad Clemiss	Nil	N/A	N/A	N/A	N/A

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name Of Executive Officer	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs At Financial Year End (#) Exercisable/ Unexercisable	Value Of Unexercised In-The-Money Options/SARs At Financial Year End ($) Exercisable/ Unexercisable
Conrad Clemiss	Nil	N/A	Nil/Nil	Nil/Nil

Termination of Employment, Changes in Responsibilities and Employment Contracts

The Company had no compensatory plan or arrangement with respect to the Named Executive Officer in the event of the resignation, retirement or any other termination of the Named Executive Officer's employment with the Company and its subsidiaries or in the event of a change of control of the Company or its subsidiaries or in the event of a change in the Named Executive Officer's responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Management Contracts

The Company currently has a management agreement dated the 22nd day of January, 2004 with Tom Pressello for his services as Chief Financial Officer of the Company at a remuneration of $4,000 per month. Day to day management of the Company and a significant portion of the supervision of the proposed work programs will be under the guidance of John Greenslade (or a company owned or controlled by him), as President, and Optimum Project Services Inc. (a company owned or controlled by William Murray) who will receive monthly remuneration as agreed to from time to time, and which combined remuneration is estimated at $18,000 per month. In such regard it is anticipated that Optimum will be retained and paid by Minera y Metalugica del Boleo S.A. de C.V. (a Mexican company indirectly owned 100% by the Company).

Compensation of Directors

The directors of the Company, other than the Named Executive Officer, were paid $6,000 in the aggregate for management fees during the financial year ended December 31, 2003. Except for management contracts pursuant to which fees were paid and that directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors, and certain directors may be compensated for services as consultants or experts, the Company has no arrangements, standard or otherwise, pursuant to which its current directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently, up to and including the date of this Information Circular. Furthermore, incentive stock options may be granted to directors in accordance with the policies of the TSX Venture Exchange.

During the most recently completed financial year, incentive stock options were granted to directors and insiders of the Company under the Company's Incentive Stock Option Plan, totalling 260,000 common shares exercisable at $0.22 per share up to and including October 1, 2005. As of the most recently completed financial year, no directors or insiders of the Company had exercised any stock options.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors, executive officers or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associate of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year.

APPOINTMENT OF AUDITORS

The persons named in the enclosed form of proxy will vote for the appointment of Staley Okada & Partners, Chartered Accountants, 3rd Floor, 10190 152A Street, Surrey, British Columbia, to be the

auditors of the Company for the ensuing year and to authorize the board of directors to fix the remuneration payable to them. Amisano Hanson, Chartered Accountants, were the previous auditors of the Company and were requested to resign by new management as a result of the reverse takeover of the Company by the shareholders of Mintec International Limited described herein. The request was not as a result of any reservation, reportable events, disagreements, consultation or unresolved issues with Amisano Hanson.

Attached as an appendix to this Information Circular are copies of the Notice of Change of Auditor and letters from Staley Okada & Partners, Chartered Accountants, and Amisano Hanson, Chartered Accountants, prepared in accordance with National Instrument 51-102, confirming there were no reportable events.

PARTICULARS OF MATTERS TO BE ACTED UPON

Transition Into the British Columbia *Business Corporations Act* and Adoption of New Articles

The British Columbia *Business Corporations Act* (the "Act") came into force in British Columbia on March 29, 2004 and requires that every company in British Columbia file a Transition Application containing a Notice of Articles within two years of the Act coming into force. One of the most important changes resulting from the Act is that a Notice of Articles will replace the Memorandum of pre-existing companies.

The Notice of Articles sets out, amongst other things, the authorized share structure and the names and addresses of the directors of the Company. If the Transition Application is not filed, the Registrar of Companies may dissolve the company. Until a Transition Application is filed, companies in British Columbia are unable to effect changes to their share capital structure or name.

The Company's Articles are no longer filed with the Registrar of Companies and may require alteration under the Act. Mandatory changes to the Articles of a company required under the Act include the addition to the Articles of any provisions contained in the Memorandum, or deemed to be contained in the Memorandum, of the company that are not contained in the Notice of Articles - the Articles of such a company must be altered to include such provisions.

In addition to the mandatory changes to the Articles required by the Act, there are a number of optional changes that may be made if a company wishes to take advantage of the provisions of the Act.

As a company that was in existence before the Act came into force, the Company is also subject to the Pre-existing Company Provisions set out in the Regulations to the Act until the shareholders of the Company pass a special resolution authorizing the removal of the Pre-existing Company Provisions. Removal of the Pre-existing Company Provisions and most changes to the Articles of the Company cannot be made until after the Transition Application has been filed.

The Company is in the process of filing a Transition Application containing a Notice of Articles. The Notice of Articles contains a statement that the Pre-existing Company Provisions apply to the Company. It is now proposed to remove the application of the Pre-existing Company Provisions to the Company and to alter the Notice of Articles accordingly. It is also proposed to replace the existing Articles of the Company with Articles that take advantage of various provisions under the Act. Except as to changing the majority required for the passage of special resolutions and special separate resolutions from 3/4 to 2/3 of the votes cast, and changing the type of resolution required for changes in the authorized share structure or name of the Company, with corresponding alteration to the Articles and Notice of Articles as may be required by such changes, from a special resolution to a resolution of directors, the proposed new

Articles for the Company are substantively the same as the existing Articles of the Company. The proposed new Articles of the Company will be available for inspection at the Head Office of the Company, Suite 1880-1066 West Hastings Street, Vancouver, B.C., during normal business hours, and at the Meeting.

Accordingly, at the Meeting, the members will be asked to consider and, if thought fit, to pass, with or without amendment, the following special resolutions:

"WHEREAS:

A. the Company, as a pre-existing B.C. company, has filed a Transition Application in the form prescribed by the *Business Corporations Act* (the "Act") containing a Notice of Articles;

B. the Notice of Articles contains a statement that the Pre-existing Company Provisions set forth in the Regulations to the Act apply to the Company; and

C. the Directors of the Company have determined that it is in the best interests of the Company that:

 (a) the Pre-existing Company Provisions be removed and no longer apply to the Company; and

 (b) the Articles of the Company be replaced in order to take advantage of various provisions under the Act.

RESOLVED AS SPECIAL RESOLUTIONS THAT:

1. The Pre-existing Company Provisions set forth in the Regulations to the Act be removed and no longer apply to the Company and the Notice of Articles of the Company be altered to remove the application of such Pre-existing Company Provisions to the Company and the directors of the Company are authorized to instruct the Company's agents to file with the Registrar of Companies a Notice of Alteration to the Notice of Articles of the Company reflecting such change, provided that such Notice of Alteration shall not be filed with the Registrar of Companies unless and until this special resolution has been received for deposit at the Company's records office;

   Lexas Management Corp. be appointed as the Company's agent to electronically file the Notice of Alteration to the Notice of Articles of the Company with the Registrar of Companies;

   Any one director or officer of the Company, signing alone, is authorized to execute and deliver all such documents and instruments, including the amendment to the Notice of Articles, and to do all such further acts and things, as may be necessary to give full effect to these resolutions or as may be required to carry out the full intent and meaning thereof; and

2. The existing Articles of the Company be cancelled, and the form of Articles presented to the Meeting be adopted as the Articles of the Company in substitution for, and to the exclusion of, the existing Articles of the Company and

> the alterations made to the Company's Articles shall take effect upon deposit of this special resolution at the Company's records office after the Notice of Alteration referred to in Resolution 1. has been filed with the Registrar of Companies."

"Special Resolution" means a resolution passed by a majority of not less than 3/4 of the votes cast by those members of a company who, being entitled to do so, vote in person or by proxy at a general meeting of the company where not less than 21 days' notice specifying the intention to propose the resolution as a special resolution has been duly given.

Management of the Company is not aware of any matters to come before the Meeting other than those set forth in the Notice of Annual General Meeting. If other matters properly come before the Meeting, it is the intention of the person named in the accompanying form of proxy to vote the shares represented thereby in accordance with his best judgment on such matters.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year which can be accessed under the Company's profile on SEDAR.

BY ORDER OF THE BOARD

"John Greenslade"

John Greenslade, P.Eng., President

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not mistaking in light of the circumstances in which it was made.

"John Greenslade"	***"Thomas Pressello"***
John Greenslade President (Chief Executive Officer)	Thomas Pressello Chief Financial Officer

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF FIRST GOLDWATER RESOURCES INC.

TO BE HELD AT 18th Floor, 1066 West Hastings Street, Vancouver, BC

The undersigned member of **FIRST GOLDWATER RESOURCES INC.** (herein called the "Company") hereby appoints member, John Greenslade, a Director of the Company, or failing him, William Murray, a Director of the Company, or in the place of the foregoing, ______________________ as proxyholder of the undersigned at the 2004 Annual General Meeting of shareholders of the Company to be held on **Friday, June 18th, 2004** and at any adjournment thereof and, directs that the shares represented by this proxy are to be voted or to be withheld from voting as indicated below:

		For	Against
1.	To determine the number of Directors at six (6)	______	______
		For	**Withhold**
2.	To elect as Director, John Greenslade	______	______
3.	To elect as Director, Thomas Pressello	______	______
4.	To elect as Director, Robert Mouat	______	______
5.	To elect as Director, William Murrary	______	______
6.	To elect as Director, Graham Thody	______	______
7.	To elect as Director, Charles Thomas Orgzslo	______	______
8.	To appoint Staley Okada & Partners, Chartered Accountants as Auditors of the Company	______	______
		For	**Against**
9.	To authorize the Directors to fix the auditors' remuneration	______	______
10.	To pass, with or without amendment, the Special Resolutions: A. removing the application of the Pre-existing Company Provisions to the Company and altering the Company's Notice of Articles accordingly; B. canceling the existing Articles of the Company and adopting a new form of Articles of the Company	______	______
11.	To confirm and approve all acts, deeds and things done by the proceedings of directors and officers of the Company on its behalf since the last annual general meeting of the Company	______	______
12.	To transact such other business as may properly come before the Meeting	______	______

The undersigned hereby revokes any proxy previously given in respect of the Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares Represented by Proxy: ______________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ON ANY BALLOT THAT MAY BE CALLED FOR AND, IF A CHOICE IS SPECIFIED WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES SHALL BE VOTED OR WITHHELD FROM VOTING ACCORDINGLY. WHERE NO CHOICE IS SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED UPON OTHER THAN THE APPOINTMENT OF AUDITORS OR THE ELECTION OF DIRECTORS, AND ONE OF MANAGEMENTS' NOMINEES FOR PROXYHOLDER IS APPOINTED AS PROXYHOLDER, THE SHARES REPRESENTED HEREBY SHALL BE VOTED FOR THE ADOPTION OF ALL MATTERS.

2. IF YOU DO NOT WISH TO APPOINT ANY OF THE PERSONS NAMED IN THIS FORM OF PROXY, YOU SHOULD STRIKE OUT THEIR NAMES AND INSERT IN THE BLANK SPACE THE NAME OF THE PERSON YOU WISH TO ACT AS YOUR PROXYHOLDER. SUCH PERSON NEED NOT BE A SHAREHOLDER OF THE COMPANY.

3. THIS PROXY CONFERS UPON THE PERSON NAMED AS PROXYHOLDER DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING.

4. The undersigned hereby acknowledges receipt of the Notice of the 2004 Annual General Meeting of Members and the accompanying Information Circular dated as of May 14, 2004. Reference should be made to the Information Circular for further information concerning the Meeting.

5. If this form of Proxy is not dated by the shareholder in the space provided, permission is hereby given to the Company to date this proxy the date on which it was mailed by the Company.

6. This form of Proxy must be signed by the member or his attorney authorized in writing or, if the member is a corporation, under the seal of or by a duly authorized officer or attorney of the corporation and accompanied by proof of such person's authority.

To be represented at the Meeting, this proxy form, and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy thereof, must be received at the office of **Computershare Trust Company of Canada** by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada
Proxy Dept. 100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1

Fax: Within North American: 1-866-249-7775 Outside North America: (416) 263-9524

BAJA MINING CORP.

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders (the "Meeting") of Baja Mining Corp. (the "Company") will be held at the offices of the Company, Suite 2350-1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3 on Thursday, **June 2, 2005**, at the hour of 2:00 o'clock in the afternoon (Vancouver time) for the following purposes:

1. To receive the report of the directors of the Company for the fiscal year ended December 31, 2004;

2. To receive the comparative financial statements of the Company and the auditors' report thereon for the fiscal year ended December 31, 2004;

3. To elect directors for the ensuing year;

4. To appoint auditors and to authorize the directors to fix the remuneration of such auditors;

5. To transact such further or other business as may properly come before the Meeting and any adjournment or adjournments thereof.

The board of directors fixed the close of business on April 22, 2005 as the record date for determination of members entitled to notice of the Meeting or any adjournment or adjournments thereof and the right to vote thereat. The transfer books will not be closed.

Shareholders who are unable to attend at the Meeting in person are requested to complete, sign, date and return the enclosed form of proxy. A proxy will not be valid unless it is deposited at the office of Computershare Trust Company of Canada, Suite 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the person named therein purpose to vote in respect thereof.

DATED at Vancouver, British Columbia, this 29th day of April, 2005

BY ORDER OF THE BOARD

John W. Greenslade

JOHN W. GREENSLADE
President, CEO and Director

BAJA MINING CORP.

INFORMATION CIRCULAR

AS AT APRIL 29, 2005

PERSONS OR COMPANIES MAKING SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies by the management of Baja Mining Corp. (the "Company") for use, and to be voted at, the annual general meeting of shareholders of the Company (the "Meeting") to be held on Thursday, June 2nd, 2005, at 2:00 o'clock in the afternoon, Vancouver time, at the offices of the Company at Suite 2350 – 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3 for the purposes set forth in the Notice of Annual General Meeting appended hereto.

It is expected that the solicitation of proxies will be primarily by mail and may be supplemented by telephone, telegraph or other personal contact made, without special compensation, by the directors and officers of the Company. The Company may reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals proper authorization to execute the proxy. The Company may also reimburse brokers and other persons holding shares in their own name or in the names of their nominees for their expenses in sending proxies and proxy material to the beneficial owners, and obtaining their proxies, but solicitations will not be made by employees engaged for that purpose or by soliciting agents. The cost of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIESERROR! BOOKMARK NOT DEFINED.

The persons named in the accompanying form of proxy are directors of the Company and are nominees of management.

A shareholder of the company has the right to appoint a person (who need not be a shareholder of the company, or otherwise entitled to attend and vote at the meeting) to attend and act for him and on his behalf at the meeting at which he is entitled to vote other than the person designated in the accompanying form of proxy.

A shareholder desiring to appoint some other person may do so either by striking out the printed names and inserting the desired person's name and address in the blank space provided for that purpose in the accompanying form of proxy or by completing another proper form of proxy.

Each completed form of proxy to be used and voted at the Meeting must either be delivered to the transfer agent of the Company, Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue, 9th floor, Toronto, Ontario, M5J 2Y1 (facsimile (866) 249-7775) not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment(s) thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, failing which, it will not be treated as being valid or effective.

A shareholder giving a proxy has the power to revoke it at any time to the extent that it has not been exercised. In addition to revocation in any other manner permitted by law, a shareholder giving a proxy has the power to revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer, or attorney, of the corporation and delivered either to the registered office of the Company at any time up to and

including the last business day preceding the day of Meeting, or any adjournment(s) thereof, at which the proxy is to be used, or in any manner provided by law, or to the Chairman of the Meeting on the day of the Meeting or any adjournment(s) thereof at which the proxy is to be used.

VALIDITY OF INSTRUMENT OF PROXY

The articles of the Company provide that a proxy or an instrument appointing a duly authorized representative of a corporation shall be in writing, under the hand of the appointor or his attorney duly authorized in writing, or, if such appointor is a corporation, either under its seal or under the hand of an officer or attorney duly authorized for that purpose.

VOTING OF SHARES REPRESENTED BY THE INSTRUMENT OF PROXY AND DISCRETIONARY POWERS

At the time of printing this Information Circular, management knows of no amendments, variations or other matters, which may be presented for action at the Meeting other than the matters referred to in the accompanying Notice of Annual General Meeting.

The shares represented by the accompanying form of proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

The accompanying form of proxy when duly completed and delivered and not revoked confers discretionary authority upon the persons named therein with respect to matters where no choice is specified. Where a proxy specifies as proxyholder a nominee of management the shares will be voted as if the shareholder had specified an affirmative vote.

NON-REGISTERED SHAREHOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "Non-Registered" Shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased their Shares. More particularly, a person is a Non-Registered Shareholder in respect of his or her Shares where such Shares are held either (a) in the name of the Intermediary that the Non-Registered Shareholder deals with (being securities dealers or brokers and trustees or administrators of self-administered RRSP', RRIF's RESP's and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) with which the intermediary deals. In accordance with the requirements of National Policy 54-101 (Communication with Beneficial Owners of Securities of Reporting Issuers) published by the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(a) be given a Proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which describes the limits to voting to the number of shares beneficially

owned by the Non-Registered Shareholder, but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when depositing the Proxy. The Non-Registered Shareholder who wishes to submit the Proxy should otherwise properly complete the Form of Proxy and deposit it with CIBC Mellon Trust Company of Canada as provided above; or

(b) be given a Proxy Authorization Form, **which is not signed by the Intermediary**, and which when properly completed and signed by the Non-Registered Shareholder and **returned to the Intermediary or its service company**, will constitute voting instructions, which the Intermediary must follow. The Proxy Authorization Form will be either a one-page pre-printed form or a regular Form of Proxy, which contains a removable label containing a bar-code and other information, each with instructions in order for this form to constitute a valid Proxy Authorization Form, the Non-Registered Shareholder must remove the label and affix it to the form, properly complete and sign the form, and return it to the Intermediary or its service company in accordance with the instructions.

The purpose of this procedure is to permit Non-Registered Shareholders to vote their Shares, which they own only beneficially. Should a Non-Registered Shareholder who receives one of the above forms attend the Meeting and wish to vote his or her Shares in person, the Non-Registered Shareholder will be obliged to strike out the Management Proxyholder's name(s) and insert the Non-Registered Shareholder's name in the blank space provided. **In either case, Non-Registered Shareholders must carefully follow the instructions that accompany either the Proxy or Proxy Authorization Form, including those regarding when and where the Proxy or Proxy Authorization Form is to be delivered.**

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or senior officer, past, present or nominated, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except to the extent that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

With the exception of the indirect interest of John Greenslade, Stephen Holmes, William Murray, Michael Northrup, and Robert Mouat in the Reverse Takeover of Mintec International Corporation by First Goldwater Resources Inc. (now Baja Mining Corp.) on April 22, 2004 and as disclosed in an Information Circular dated May 31, 2004, since the commencement of the Company's last completed financial year, other than as disclosed elsewhere herein, no informed person of the Company, any proposed director of the Company or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. The term "informed person" as defined in National Instrument 51-102, *Continuous Disclosure Obligations,* means

(a) a director or executive officer of a reporting issuer;
(b) a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;
(c) any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and
(d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

However, reference is made to the heading "Options to Purchase Securities of the Company".

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 200,000,000 common shares without par value of which 60,236,306 were issued and outstanding as at April 22, 2005.

On a poll every shareholder will have one vote for each share of which he is the registered holder, and may exercise such vote at the Meeting in person or by proxy holder.

Only shareholders of record at the close of business on April 22, 2005 will be entitled to vote at the Meeting or any adjournment(s) thereof. A person duly appointed under an instrument of proxy will only be entitled to vote the shares represented thereby if the instrument of proxy is properly completed and delivered and not revoked in accordance with the requirements set out under the heading "Appointment and Revocation of Proxies" in this Information Circular.

To the knowledge of the directors and senior officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the outstanding voting rights attached to the Company's shares as of the date hereof.

Name and Address	**Number of Shares**	**Percentage as of the Date of this Information Circular**
Barfield Nominees Limited[1], Guernsey, Channel Islands	14,700,000	24.69%
ATC Trustees (Cayman) Limited[2], Cayman Islands	7,350,000	12.35%
J.Richard Evans & MacGregor Robertson[3]	7,350,000	12.35%

1. Barfield is a nominee corporation for Barings Trustees Guernsey Limited, who holds the shares as the trustees of a Guernsey trust in which Robert Mouat is a discretionary beneficiary. Mr. Mouat has no legal interest in such shares nor does he exercise direction or control over such shares or over the trustee.
2. ATC Trustees Cayman Limited holds such shares as trustee of a discretionary trust, of which Stephen Holmes is indirectly a potential discretionary beneficiary. Mr. Holmes has no legal interest in these shares nor does he exercise direction or control over such shares or over the trustee

3. J. Richard Evans & MacGregor Robertson hold such shares as trustees of a discretionary trust, of which Michael Northrup, of New Zealand, is indirectly a potential discretionary beneficiary. Mr. Northrup has no legal interest in these shares nor does he exercise direction or control over such shares or over the trustees.

ELECTION OF DIRECTORS
{ TC \L "2"}

The directors of the Company are elected annually and each person so elected will hold office until the next annual general meeting of the Company unless he ceases to hold office pursuant to the *Business Corporations Act* (British Columbia), or his office is earlier vacated pursuant to the articles of the Company. The board of directors presently consists of six (6) directors, all of whom are deemed to resign at the Meeting, but are eligible for re-election. The persons named as the nominees of management in the accompanying form of proxy intend to vote for the election of a board of directors comprised of the nominees of management.

Each of the nominees named hereunder has advised management that he will be willing to serve as a director if elected. Management does not contemplate that any of the nominees will be unable to stand for election and serve as a director, but should that circumstance arise for any reason, the persons named in the accompanying proxy may vote for another nominee or nominees in their discretion.

The following table sets out the name of each of the persons proposed by management to be nominated for election as director, any position with the Company now held by him, his present principal occupation, the date upon which he became a director of the Company and the approximate number of shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by him. Such information concerning the respective nominees has been furnished by each of them:

Name, Province/State and Country of Ordinary Residence	Present principal occupation, business or employment and, if not elected a director by a vote of security holders, principal occupation, business or employment during the past five years.	Approx, no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised	Term of service as a director of the Company and Proposed Expiry Date(5) and First and Last Position in the Company
John W. Greenslade B.C., Canada	President of the Company since April 20, 2004; Securities Lawyer – John W. Greenslade Personal Law Corporation (Barristers & Solicitors)	4,800,000[1]	April 20, 2004 to date, Chief Executive Officer, President, Director
William Murray B.C., Canada	Vice President – Operations of the Company since July 9, 2004; President of PolyMet Mining Corp; President of Optimum Project Services Ltd, a consulting company.	5,100,000[2]	April 20, 2004 to date, Vice President – Operations, Director
Robert Mouat[4] Nassau, Bahamas Robert Mouat con'd	Director of Terra Gaia Inc. (an environmental company)	14,700,000[3]	April 20, 2004, to date, Director, Interim CFO, Corporate Secretary
Tom Ogryzlo[4] Miami, Florida USA	Pres. & CEO of Polaris Geothermal Inc. Previously, Pres. And CEO of Black Hawk and Triton Miming Corps., Prior to Triton, Pres. & Chairman, Kilborn SNC Lavalin Inc. (an engineering consulting firm)	nil	June 18, 2004, to date, Director
Graham C. Thody[4] B.C., Canada	Chartered Accountant, Partner Nemeth Thody Anderson since March 1979	nil	June 18, 2004, to date, Director
Ross Glanville BC, Canada	President of Ross Glanville & Associates since 1990	nil	April 12, 2005, to date, Director

1. The shares are owned by a trust located in the Cayman Islands in which John Greenslade and his family are, indirectly, potential discretionary beneficiaries. Mr. Greenslade and his family have no legal interest in such shares nor do they exercise direction or control over such shares or over the trustee.
2. These shares are owned by a trust located in Nassau, Bahamas, in which William Murray and his family are indirectly potential discretionary beneficiaries. Mr. Murray and his family have no legal interest in such shares nor do they exercise direction or control over such shares or over the trustees.
3. These shares are owned by a trust located in Guernsey, Channel Islands, in which Robert Mouat is a discretionary beneficiary. Mr. Mouat has no legal interest in such shares nor does he exercise direction or control over such shares or over the trustee.

4. denotes a member of the audit committee.
5. For the purposes of disclosing positions held in the Company, "Company" shall include the Company and/or a parent or subsidiary thereof. The term of office of each director or proposed director will expire at the next Annual General Meeting.

The Company does not currently have an executive committee of its Board of Directors.

The only directors, officers or promoters of the Company who are, or have been within the past three years, a director, officer or promoter of any other reporting issuer are:

a) William Murray, who is a currently a director and President of one other reporting issuer;

b) Graham Thody who is a director of one other reporting issuer and previously was a director of another reporting issuer;

c) John Greenslade, who is director of two other reporting issuers including President of one such reporting issuer;

d) David Dreisinger, who is currently an officer in one other reporting issuer;

e) Gaston Reymenants, who is currently an officer in one other reporting issuer; and

f) Ross Glanville, who is currently a director in four other reporting issuers.

The names of such reporting issuers are available for inspection at the Company's office during normal business hours. No such issuer was, during the period he was a director or officer, struck from the applicable corporate registry pursuant to the laws of such issuer's jurisdiction of incorporation, or whose securities were the subject of a suspension or cease trade order for a period of more than thirty consecutive days from any regulatory authority.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity.

To the knowledge of the Company, no proposed director:

(a) is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

 (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

 (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

 (iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or

instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Compensation

During the fiscal year ended December 31, 2004, the Company had five Named Executive Officers (for the purposes of applicable securities legislation), namely:

(a) John W. Greenslade, President and Chief Executive Officer
(b) William Murray, Vice President – Operations
(c) Gaston Reymenants – Vice President – Marketing
(d) David Dreisinger – Vice President – Metallurgy
(e) Robert Mouat – Corporate Secretary

The Chief Executive Officer is a shareholder in a private British Columbia company, which is entitled under a management agreement to receive compensation of $108,000 per year.

The following table (presented in accordance with the rules (the "Rules") made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at December 31, 2004, and the other three most highly compensated executive officers of the Company as at December 31, 2004 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

Summary Compensation Table

NEO Name & Principal Position	Year	Annual Compensation			Long Term Compensation			
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts	
					Securities Under Option (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
John Greenslade President and Chief Executive Officer	2004 2003 2002	75,273[1] Nil Nil	Nil Nil Nil	130,000[2]	310,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Thomas Pressello Chief Financial Officer	2004 2003 2002	48,000 Nil Nil	Nil Nil	65,000[3]	550,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

1. Paid to a management company in which such person has an interest
2. Paid to a law firm in which such person has an interest
3. Paid to a holding company in which such person has an interest

Long Term Incentive Plan – Awards in Most Recently Completed Financial Year

Long term incentive plans ("LTIP") means any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units. The Company has not granted any LTIP during the past fiscal year.

Option/SAR Grants During The Most Recently Completed Financial Year

The following options to purchase common shares of the Company were granted to or exercised by the Company's Named Executive Officers during the Company's last completed fiscal year:

NEO Name	Securities Under Options/ SARs Granted	Percentage of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the date of Grant ($/Security)	Expiration Date
John Greenslade	310,000	6.998%	$0.75	$0.50	March 22, 2009
William Murray	310,000	6.998%	$0.75	$0.50	March 22, 2009
Robert Mouat	310,000	6.998%	$0.75	$0.50	March 22, 2009

Thomas Pressello	550,000	12.415%	$0.75	$0.50	March 22, 2009
David Dreisinger	200,000	4.515%	$0.75	$0.59	May 17, 2009
Gaston Reymenants	250,000	5.643%	$0.75	$0.59	May 17, 2009
C. Thomas Ogryzlo	310,000	6.998%	$0.75	$0.64	August 13, 2009
Graham Thody	310,000	6.998%	$0.75	$0.64	August 13, 2009

The above described options were granted at the discretion of the Company's board of directors, at the market price of the Company's common shares set in accordance with the policies then in effect as established by regulatory authorities having jurisdiction over the Company's affairs.

Aggregated Options/SAR Exercises in Last Financial Year and Financial Year-End Option/SAR Values

No Named Executive Officers exercised their options in the most recently completed financial year.

Termination of Employment, Changes in Responsibilities and Employment Contracts

The Company has no compensatory plan or arrangement with respect to the Named Executive Officer in the event of the resignation, retirement or any other termination of the Named Executive Officer's employment with the Company and its subsidiaries or in the event of a change of control of the Company or its subsidiaries or in the event of a change in the Named Executive Officer's responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

DIRECTORS COMPENSATION

Except for management contracts pursuant to which fees were paid and that directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors, and certain directors may be compensated for services as consultants or experts, the Company has no arrangements, standard or otherwise, pursuant to which its current directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently, up to and including the date of this Information Circular. Furthermore, incentive stock options may be granted to directors in accordance with the policies of the TSX Venture Exchange. Outside directors are compensated a per diem fee of $500.00 for directors meetings. Additional remuneration for services rendered are compensated at normal daily consulting rates.

During the most recently completed financial year, incentive stock options were granted to directors and insiders of the Company under the Company's Stock Option Plan, totalling 2,100,000 options to purchase common shares exercisable at $0.75 with 1,480,000 common shares exercisable up to and including March 22, 2009 and 620,000 common shares exercisable up to and including August 13, 2009. As of the most recently completed financial year, no directors or insiders of the Company had exercised any stock options.

Pension Plan

The Company does not have a pension plan. The Company has no pension plan or other arrangement for non-cash compensation to the Other Directors, except incentive stock options.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS OF THE COMPANY

No director or executive officer of the Company, proposed management nominee for election as a director of the Company or any associate or affiliate of any such director, executive officer or proposed nominee is or has been indebted to the Company or any of its subsidiary at any time during the Company's last completed financial year, other than routine indebtedness.

MANAGEMENT CONTRACTS

The Company previously had a management contract with Thomas Pressello dated 22nd day of January, 2004 for his services as Chief Financial Officer of the Company at a remuneration of $4,000 per month. This contract was active for one year from date of RTO of Mintec International Corporation and as such was completed on April 22, 2005. Day to day management of the Company and a significant portion of the work programs has been and will continue to be under the guidance of John Greenslade, through Kendron Petroleum Management Corporation, a management company owned and controlled by Mr. Greenslade, as President, and William Murray, through Optimum Project Services Ltd., a management company owned and controlled by Mr. Murray, who will receive monthly remuneration as agreed to from time to time, and which combined remuneration is $18,000 per month plus expenses. Optimum Project Services Ltd, owned by Mr. Murray, has been retained and will be paid by the Company's 100% owned Mexican subsidiary, Minera Y Metalurgica del Boleo, S.A. de C.V.

The Company has retained (as per a letter agreement dated June 7, 2004 and amended on January 18, 2005) Mr. Gaston Reymenants as Vice President – Marketing for a monthly remuneration of US$3,000 plus related expenses incurred to provide his expertise on the marketing of metals. Dr. David Dreisinger has been retained as Vice President – Metallurgy on an hourly rate of $140/hour plus related expenses for his expertise in process hydrometallurgy. Mr. George Gauld has been retained by the Company's 100% owned subsidiary, Minera Y Metalurgica del Boleo, SA de CV, as Project Manager, with monthly remuneration in the amount of $7,500 plus related expenses.

APPOINTMENT OF AUDITORS

The persons named in the enclosed form of proxy will vote for the appointment of Staley Okada & Partners, Chartered Accountants, #400 – 889 West Pender Street, Vancouver, British Columbia, to be the auditors of the Company for the ensuing year and to authorize the board of directors to fix the remuneration payable to them. Staley Okada & Partners, Chartered Accountants, were first appointed as auditors on June 18, 2004.

OPTIONS TO PURCHASE SECURITIES OF THE COMPANY

The following options are currently outstanding to directors and officers of the Company. Except as disclosed elsewhere herein there are no other warrant, rights or agreements to issue securities by the Company:

Name	Number of Options	Exercise Price	Expiry Date
John W. Greenslade	310,000	$0.75	March 22, 2009
William Murray	310,000	$0.75	March 22, 2009
Robert Mouat	310,000	$0.75	March 22, 2009
Thomas Pressello	550,000	$0.75	March 22, 2009
Graham Thody	310,000	$0.75	August 13, 2009
C. Thomas Ogryzlo	310,000	$0.75	August 13, 2009
David Dreisinger	200,000	$0.75	May 17, 2009
Gaston Reymenants	250,000	$0.75	May 17, 2009
Ross Glanville	310,000	$0.75	April 12, 2010

It is the intention of the Company to give the directors of the Company the authority to grant incentive stock options to Eligible Persons as described herein under a Stock Option Plan.

AUDIT COMMITTEE

Audit Committee Charter

The Charter of the Company's audit committee is attached as Schedule "A" to this Information Circular.

Composition of the Audit Committee

The following are the members of the Committee:

Robert Mouat	Not Independent[1]	Financially literate[1]
Tom Ogryzlo	Independent[1]	Financially literate[1]
Graham C. Thody	Independent[1]	Financially literate[1]

1. As defined by Multilateral Instrument 52-110 ("MI 52-110").

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 *(De Minimis Non-audit Services)*, or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	*Audit Fees*	*Audit Related Fees*	*Tax Fees*	*All Other Fees*
2004	$57,000	$750	$Nil	$Nil
2003	$25,000	$Nil	$Nil	$Nil

PARTICULARS OF MATTERS TO BE ACTED UPON{ TC \L "2"}

Management of the Company is not aware of any matters to come before the Meeting other than those set forth in the Notice of Annual General Meeting. If other matters properly come before the Meeting, it is the intention of the person named in the accompanying form of proxy to vote the shares represented thereby in accordance with his best judgment on such matters.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at 2350 – 1177 West Hastings Street, Vancouver, BC, V6E 2K3 to request copies of the Company's financial statements and MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year, which is filed on SEDAR.

Dated at Vancouver, British Columbia, this 29th day of April, 2005.

APPROVED BY THE BOARD OF DIRECTORS

John W. Greenslade

John W. Greenslade
President, CEO and Director

Schedule "A" to the Information Circular of
Baja Mining Corp. (the "Company")

CHARTER OF THE AUDIT COMMITTEE

Purpose

The purpose of the Audit Committee (the "Committee") is to act as the representative of the Board of Directors in carrying out its oversight responsibilities relating to:

- The audit process;
- The financial accounting and reporting process to shareholders and regulatory bodies; and
- The system of internal financial controls.

Composition

The Committee shall consist of three Directors, the majority of whom are "independent" within the meaning of Multilateral Instrument 52-110, *Audit Committees,* for so long as the Company is a "venture issuer", as defined therein. The Committee shall be appointed annually by the Board of Directors immediately following the Annual General Meeting of the Company. Each member of the Committee shall be financially literate, meaning that he must be able to read and understand financial statements. One member of the Committee must have accounting and financial expertise, meaning that he possesses financial or accounting credentials or has experience in finance or accounting.

Duties

The Committee's duty is to monitor and oversee the operations of Management and the external auditor. Management is responsible for establishing and following the internal controls, financial reporting processes and for compliance with applicable laws and policies. The external auditor is responsible for performing an independent audit of the Company's financial statements in accordance with generally accepted auditing standards, and for issuing its report on the statements. The Committee should review and evaluate this Charter on an annual basis.

The specific duties of the Committee are as follows:

- Management Oversight:
  - Review and evaluate the Company's processes for identifying, analyzing and managing financial risks that may prevent the Company from achieving its objectives;
  - Review and evaluate the Company's internal controls, as established by Management;
  - Review and evaluate the status and adequacy of internal information systems and security;
  - Meet with the external auditor at least one a year in the absence of Management;
  - Request the external auditor's assessment of the Company's financial and accounting personnel;

  - Review and evaluate the adequacy of the Company's procedures and practices relating to currency exchange rates; and
  - Review and evaluate the Company's banking arrangements.

- External Auditor Oversight

  - Review and evaluate the external auditor's process for identifying and responding to key audit and internal control risks;
  - Review the scope and approach of the annual audit;
  - Inform the external auditor of the Committee's expectations;
  - Recommend the appointment of the external auditor to the Board;
  - Meet with Management at least once a year in the absence of the external auditor;
  - Review the independence of the external auditor on an annual basis;
  - Review with the external auditor both the acceptability and the quality of the Company's accounting principles; and
  - Confirm with the external auditor that the external auditor is ultimately accountable to the Board of Directors and the Committee, as representatives of the shareholders.

- Financial Statement Oversight

  - Review the quarterly reports with both Management and the external auditor;
  - Discuss with the external auditor the quality and the acceptability of the generally accepted accounting principles applied by Management;
  - Review and discuss with Management the annual audited financial statements; and
  - Recommend to the Board whether the annual audited financial statements should be accepted, filed with the securities regulatory bodies and publicly disclosed.

Baja Mining Corp.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000001



SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X

Security Class **COMMON**

Holder Account Number

C9999999999 IND

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Form of Proxy - Annual General Meeting to be held on June 2, 2005

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.

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To Vote Using the Telephone (Only Available Within Canada and U.S.)

- Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call.
- Proxy Instructions must be received by 2:00 pm, Pacific Time, on May 31, 2005.



To Vote Using the Internet

- Go to the following web site:
- Proxy Instructions must be received by 2:00 pm, Pacific Time, on May 31, 2005.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER 011001 **HOLDER ACCOUNT NUMBER** C9999999999 **ACCESS NUMBER** 99999

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 2:00 pm, Pacific Time, on May 31, 2005

FGDQ_PRX_4390/000001/000001/i

SAM SAMPLE

C9999999999

IND C04



Appointment of Proxyholder

The undersigned member ("Registered Shareholder") of Baja Mining Corp. (the Company) hereby appoints: John Greenslade, President and a Director of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Baja Mining Corp. to be held at 2350 - 1177 West Hastings Street, Vancouver, B.C. on June 2, 2005 at 2:00 PM (Pacific Time) and at any adjournment thereof.

1. Election of Directors

	For	Withhold
01. To elect as Director John Greenslade	☐	☐
02. To elect as Director William Murray	☐	☐
03. To elect as Director Robert Mouat	☐	☐
04. To elect as Director Graham Thody	☐	☐
05. To elect as Director C. Thomas Ogryzlo	☐	☐
06. To elect as Director Ross Glanville	☐	☐

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2. Appointment of Auditors

Appointment of Staley Okada & Partners, Chartered Accountants as auditors of the Company. **For** ☐ **Withhold** ☐

Resolutions

Management recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Information Circular.

	For	Against
3 To authorize the Directors to fix the Auditors' remuneration.	☐	☐
4 To ratify the current stock option plan for the Company and ratify the previously granted options.	☐	☐
5 To transact such other business as may properly come before the meeting.	☐	☐

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Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by management.**

Signature(s)

Date

Financial Statements Request

In accordance with securities regulations, shareholders may elect annually to receive financial statements, if they so request. If you wish to receive such mailings, please mark your selection.

Interim Financial Reports

☐ Mark this box if you would like to receive interim financial reports by mail. You may also register online to receive financial statements at www.computershare.com/ca/mailinglist

Annual Reports

☐ Mark this box if you DO NOT want to receive the Annual Report by mail.

If you do not mark the box, or do not return this PROXY or register online, then it will be assumed you do NOT want to receive interim financial statements.

■ 9 9 9 9 9 0 0 4 3 9 0 1 P I Z F G D Q

FIRST GOLDWATER RESOURCES INC.
1502- 543 Granville Street
Vancouver, B.C.
V6C 1X8
Tel: 604-683-5774
Fax: 604-697-0686

March 24, 2004 TSX Venture Exchange: FWG

PRESS RELEASE

FIRST GOLDWATER ENTERS INTO AGENCY AGREEMENT WITH CANACCORD CAPITAL CORPORATION

First Goldwater Resources Inc. (the "Issuer") is pleased to announce that it has entered into an Agency Agreement with Canaccord Capital Corporation, Vancouver, B.C., to offer through the facilities of the TSX Venture Exchange (the "Exchange"), 2,666,666 Units in the capital of the Issuer pursuant to a Short Form Offering Document at a price of $0.75 per Unit (the "Offering") for total Gross Proceeds of $2,000,000.

Each Unit consists of one common share in the capital of the Issuer (a "Share") and a one-half common share purchase warrant (the "Warrant"). Each whole Warrant will entitle the holder to acquire one additional common share in the capital of the Issuer (a "Warrant Share") at a price of $1.15 per Warrant Share for a period of sixty months from the date of issuance of the Units. The Warrants will be transferable and, subject to evidence of satisfactory distribution in accordance with the rules of the Exchange, will be listed and posted for trading on the Exchange.

The Offering is subject to completion of the entire Offering and the completion of an $8,000,000 Private Placement, to close contemporaneous with or immediately prior to the Offering. The Private Placement of 10,666,666 Units will be on similar terms and conditions, other than the Private Placement Units will be subject to an initial 4 month hold period under applicable securities laws. Upon completion of the Private Placement and the Offering, total gross proceeds of $10,000,000 will have been raised by the Issuer.

Funds Available

Contemporaneous with or immediately prior to the closing of the Offering, the Issuer will complete the acquisition of Mintec International Inc, a Barbados International Business Corporation (this transaction will constitute a Reverse Takeover under Exchange Policies (the "RTO"), and the Private Placement of units pursuant to an agency agreement with Canaccord International Ltd., pursuant to which Private Placement the Issuer will receive net proceeds before expenses of $7,442,000.

If the entire Offering is sold, the Issuer will receive net proceeds from this Offering of $1,850,000 after estimated expenses of $20,000 and the deduction of the Agent's $10,000 administration fee. Accordingly, upon completion of these two transactions, inclusive of the fees and commissions of the Agent and Canaccord International, but prior to the deduction of other expenses of the Agent, Canaccord International and the Issuer related to the Offerings, it is expected that the Issuer will have Available Funds as follows:

Source of Funds	Amount
Working Capital of the Issuer as of February 29, 2004	$4,486
Working Capital of Mintec as of February 29, 2004	($744,977)
Net Private Placement Proceeds	$7,442,000
Net Proceeds of the Offering	$1,850,000
Available Funds	$8,551,509

Principal Purposes

The Issuer proposes to utilize the Available Funds for the following purposes:

Use of Proceeds	Amount
To conduct an independent pilot plant of the hydrometallurgical process for treatment of Boleo ore, estimated at Australian $3,623,484* converted at AUS$1=CDN$0.96	$3,478,545
To conduct underground test mining techniques as recommended by David Parks, P.Eng. at an estimated cost of US$1,800,000 converted to Canadian dollars at US$1:CDN$1.31	$2,358,000
To conduct an exploration drill program of the Montado SW Basin recommended in Mehner Report at a cost of $327,000	$327,000
Estimated Cost to complete RTO	$153,000
Estimated Cost to complete private placement	$100,000
General Administrative & Property Maintenance Costs for 18 months	$662,736
Issuer's management costs in regard to proposed expenditures	$468,000
Working Capital to Fund Ongoing Operations	$1,04,228
Available Funds	$ 8,551,509

The Issuer will spend the funds available to it on completion of the RTO, the private placement and the Offering to further its stated business objectives set out in "Business of the Issuer". There may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary in order for the Issuer to achieve its stated business objectives.

It is anticipated that the Pilot Plant program will take 6 to 8 months from commencement to complete. The program will commence as soon as possible after completion of the Offering and negotiation of appropriate contracts with the selected facility and the independent engineering firm retained to supervise the program. Initial work will consist of acquisition of any specialized equipment for the pilot plant,

anticipated to take 1-2 months. Initial tune-up of the plant will be completed using available metallurgical composite samples from the Boleo Property prior to commencing the main test program that will utilize material generated, in part, from the underground test mining program. The main factors which could delay the program are the scheduling of equipment deliveries and the availability of representative ore samples from the underground test mining program.

The underground test mining program will take 6-8 months from commencement to complete. The program will commence as soon as possible after completion of the Offering. Any delay in start –up will be principally to allow for the negotiation and finalization of the contract terms with an appropriate mining contractor for the program. The main factors that could delay or impede the timetable are the availability of appropriate equipment and operating personnel and the need to obtain temporary import permits for delivery of equipment to Mexico.

The drilling of the Montado Basin will commence as soon after completion of the Offering as appropriate permits are received and an appropriate drill rig and crew can be dispatched to site, estimated within 30 days of completion of the Offering. The drill program will take approximately 3 weeks from commencement to complete.

The Offering is being completed on a best efforts basis. If less than an aggregate of $10,000,000 is raised and the Issuer, the Agent and Canaccord International agree to close the Offering (and Exchange Approval is received to such variation), the Issuer will eliminate the drill program on the Montado Basin and if adequate funds are still not available the length of the underground test mining program will be reduced to ensure the Issuer has adequate unallocated working capital.

The Issuer's Working Capital available to fund ongoing operations will be sufficient, assuming it did not use such funds for any other purpose, to meet its property maintenance and administration costs for at least an additional 18 months.

On behalf of the Board of Directors,

"Thomas Pressello"

Thomas Pressello
Director

FIRST GOLDWATER RESOURCES INC.
1502- 543 Granville Street
Vancouver, B.C.
V6C 1X8
Tel: 604-683-5774
Fax: 604-697-0686

April 5, 2004 TSX Venture Exchange: FWG

PRESS RELEASE

FIRST GOLDWATER ANNOUNCES FINALIZATION OF PRIVATE PLACEMENT

First Goldwater Resources Inc. (the "Company") is pleased to announce that the Company has finalized their Private Placement. The financing completed was for 10,666,667 Units at a price of $0.75 per unit. Each unit consists of one common share of the Company and one-half of one Warrant. One whole warrant will entitle the holder to purchase one share at a price of $1.15 per share. Warrants may be exercised at any time until the close of business on the day which is 60 months from the date of issue of the Unit.

On behalf of the Board of Directors,

"Thomas Pressello"

Thomas Pressello
Director

The TSX Venture Exchange has neither approved nor disapproved the contents of this press release.

FIRST GOLDWATER RESOURCES INC.
1502- 543 Granville Street
Vancouver, B.C.
V6C 1X8
Tel: 604-683-5774
Fax: 604-697-0686

April 21, 2004 TSX Venture Exchange: FWG

PRESS RELEASE

FIRST GOLDWATER ANNOUNCES COMPLETION OF FINANCINGS AND REVERSE TAKEOVER

First Goldwater Resources Inc. (the "Company") is pleased to announce that the Company has completed their Private Placement financing and Short Form Offering Document financing.

The private placement financing completed was for 10,666,666 Units at a price of $0.75 per unit. Each unit consists of one common share of the Company and one-half of one Warrant. One whole warrant will entitle the holder to purchase one share at a price of $1.15 per share. Warrants may be exercised at any time until the close of business on the day which is 60 months from the date of issue of the Unit.

The short form offering financing completed was for 2,666,666 Units at a price of $0.75 per unit. Each unit consists of one common share of the Company and one-half of one Warrant. One whole warrant will entitle the holder to purchase one share at a price of $1.15 per share. Warrants may be exercised at any time until the close of business on the day which is 60 months from the date of issue of the Unit.

At the same time that the financings were closed the Company completed their acquisition of the Boleo Copper property in Mexico. Mintec International Corporation ("Mintec") was the beneficial shareholder of all the issued and outstanding shares in the capital stock of Minera y Metalurgica del Boleo S.A. de C.V. ("MMB"), a Mexican company involved in mineral exploration and development. MMB held a 100% registered and beneficial interest in the Boleo Copper property. The shareholders of Mintec had agreed to exchange all of the issued and outstanding shares of Mintec for 40,000,000 shares in the capital stock of the Company. The share exchange resulted in a change of control of the Company.

With a change of control of the Company, the Board of Directors has undergone the following changes as of April 19th, 2004:

Conrad Clemiss has resigned from the Board of Directors and as President and CEO
Thomas Patton has resigned from the Board of Directors

The new Board of Directors and Officers of the Company is as follows:

Thomas Pressello –Chief Financial Officer and Director
John Greenslade – President and Director
William Murray – Director
Robert Mouat - Director

After the issuance of the private placement, Short Form Offering Document and Reverse Takeover shares, the Company's current issued and outstanding is 59,564,306.

As advised by the TSX Venture Exchange, the shares of the Company will resume trading on Thursday, April 22nd, 2004.

On behalf of the Board of Directors,

"Thomas Pressello"

Thomas Pressello
Director

The TSX Venture Exchange has neither approved nor disapproved the contents of this press release.

FIRST GOLDWATER RESOURCES INC.
1502- 543 Granville Street
Vancouver, B.C.
V6C 1X8
Tel: 604-683-5774
Fax: 604-697-0686

April 29th, 2004

TSX Venture Exchange: FWG

PRESS RELEASE

FIRST GOLDWATER ANNOUNCES DISPOSAL OF THE ASSETS OF SUBSIDIARY

First Goldwater Resources Inc. (the "Company") wishes to announce that effective April 26, 2004 the Company disposed of the oil and gas assets held by their subsidiary, Goldwater Energy Inc. With the disposal of the assets, the shares of the subsidiary held by the Company will be transferred to Brothers Oil & Gas Inc. in full payment of outstanding monies owed to or by the Company.

On behalf of the Board of Directors,

"Thomas Pressello"

Thomas Pressello
Director

The TSX Venture Exchange has neither approved nor disapproved the contents of this press release.

FIRST GOLDWATER RESOURCES INC.
1880 – 1066 West Hastings Street
Vancouver, B.C.
V6E 3X1
Tel: 604-685-2323
Fax: 604-688-0426

May 25, 2004 TSX Venture Exchange: FGW

PRESS RELEASE

NEW DIRECTORS AND OFFICERS

First Goldwater Resources Inc. (the "Company") is pleased to announce that Thomas Ogryzlo, P.Eng, and Graham Thody, C.A., have agreed to stand for election to the Board of Directors of the Company at the Annual General Meeting scheduled for June 18, 2004. In addition, we are pleased to announce that David Dreisinger, P. Eng, and Gaston Reymenants have accepted appointments to the positions of Vice President Metallurgy and Vice President Marketing, respectively.

C. Thomas Ogryzlo – P. Eng

Mr. Ogryzlo has over thirty years of experience in the mining and engineering contractor industries in development, financing, design, construction and operation of mining, industrial and energy projects in many parts of the world. He holds a Bachelor of Mechanical Engineering (1961) from McGill University in Montreal, Quebec, Canada. He is the principal shareholder of Canatec Development Corporation, a company dedicated to managing the development of major projects in the resource industries.

Mr. Ogryzlo has been President of several well respected Mining companies, including, Triton Mining Corporation and Black Hawk Mining. He has also held the positions of President and CEO of Kilborn SNC-Lavalin, a large mining engineering company. His experience in exploration and development of multi-million dollar projects spans the world. Over a six year period, he directed process development work for Hanna Mining, initially as project manager and subsequently as President and General Manager, for the Cerro Matoso ferro-nickel project in Columbia where he was instrumental in organizing of a US$450 million financing involving World Bank, Exim, and a group of 52 private banks lead by Chase Manhattan.

Before joining Kilborn, Mr. Ogryzlo was Senior Vice President and a principle of Wright Engineers Ltd, a well known private Canadian engineering company dedicated to the mining and metallurgical industry. He was based in Toronto and was responsible for operations in Eastern Canada, Latin America, and Europe.

Mr. Ogryzlo has been a director of many public companies, most notably including Franco-Nevada Mining Corp Ltd commencing in May of 1997.

Graham Thody – Chartered Accountant

Mr. Thody has been a Partner of Nemeth Thody Anderson, Chartered Accountants of Vancouver B.C. since 1980. During the past fourteen years, Mr. Thody's practice has focused on corporate mergers and acquisitions as well as domestic and international tax issues. Prior to this his practice focused on the auditing of publicly listed companies as well as participation in the Initial Public Offering process for several corporations. He is currently a Director of two corporations listed on the TSE and three corporations listed on the TSX, each of which is involved in mining exploration throughout North and Central America.

Mr. Thody is a member of the British Columbia Institute of Chartered Accountants ("BCICA") as well as the Canadian Institute of Chartered Accountants. He is currently a member of the BCICA By-Laws Committee. Mr. Thody is a Director and a member of the Finance Committee for the Lions Gate Hospital Foundation. He holds a Bachelor of Commerce degree (Marketing) from the University of British Columbia.

David Dreisinger, Ph.D, P.Eng.

Dr. Dreisinger holds the position of Professor and Industrial Research Chair in Hydrometallurgy at the University of British Columbia. He has published over 100 papers and has been involved as a process consultant in industrial research programs with metallurgical companies. He has participated in 11 U.S. patents for work in areas such as pressure leaching, ion exchange removal of impurities from process solutions, use of thiosulfate as an alternative to cyanide in gold leaching, and leach-electrolysis treatment of copper matte. Dr. Dreisinger also co-invented the Mt. Gordon Copper Process for copper recovery from sulfide ores and the Sepon Copper Process for copper recovery from sulfidic-clayey ores. He has been actively involved in the development of the proposed metallurgical flow sheet for Boleo and is one of the recognized experts in the world in the area of hydrometallurgy.

Gaston Reymenants

Mr. Reymenants has had a long career with a major mining company as a metals trader. He now works as an independent with specific expertise in the nickel and cobalt markets. Unlike copper and zinc, the marketing of cobalt requires special knowledge and expertise. Mr. Reymenants expertise will prove invaluable to the Company in securing potential long term off-take contracts, particularly for cobalt.

On behalf of the Board of Directors,

"John Greenslade"

John Greenslade
President

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

FIRST GOLDWATER RESOURCES INC.
Suite 1880-1066 West Hastings Street,
Vancouver, British Columbia
Head office 604-685-2323
Investor relations 604-683-5774

NEWS RELEASE

First Goldwater proceeds to Final Feasibility Study on Boleo Deposit, Mexico

June 21, 2004 **Trading Symbol: FGW**

John Greenslade, President of First Goldwater Resources Inc.. (the "Company"), is pleased to provide the following update on the Company's 100% Boleo Copper Cobalt Zinc Project located at Santa Rosalia, Baja California Sur, Mexico.

Final Feasibility Study

A positive pre-feasibility study on the Boleo Project was completed on behalf of the Company's 100% Barbados subsidiary, Mintec International Ltd., in 2002 by Bateman Engineering Pty Limited ("Bateman"), of Perth, Western Australia. Bateman has commenced an initial scoping study to determine the requirements for completion of the Final Feasibility Study (the "Study") and the Company is now proceeding with Bateman to establish contractual arrangements for the completion of such Study. Bateman has appointed a Project Manager to oversee the completion of the Study. A "Kick-Off" meeting was held on site in Mexico among the Company's Canadian and Mexican management team and Bateman's Project Manager for the Study in early May 2004. Subsequent meetings were held in Mexico City and Monterrey to appoint consultants to assist in environmental permitting and government liason.

In preparation for completion of the Feasibility Study management will be visiting selected commercial pilot plant facilities with Bateman personnel to make a final determination on the location of the pilot plant.

One of the primary and most important aspects of the feasibility study is the completion of a continuous pilot plant to demonstrate the viability of the revised (simplified) flowsheet, developed by Bateman in consultation with management, for recovery of copper, zinc and cobalt. This flowsheet eliminates a series of complex and expensive process operations proposed in an earlier pre-feasibility study. At the heart of this process is a solid liquid separation stage to separate the mineral rich aqueous solutions, derived from leaching of the ore, from the clayey (+30%) waste.

The revised flowsheet involves standard crushing and grinding of run-of-mine ore followed by a two stage atmospheric leach process (currently in use in several mines and successfully tested many times on Boleo ore), which places +91% of the copper and +87% of the cobalt into solution. The slurry (water plus solids) containing the valuable metals then undergoes a solid-liquid separation step through what is know as a Counter Current Decantation (CCD) circuit. This CCD circuit uses a series of high rate thickeners, designed by Bateman, and which are now in use in several nickel-laterite mines in Australia with comparable clay content to Boleo. This CCD circuit is also now being installed in a new mine in Laos with a reported clay content of up to 60%.

After the CCD circuit the mineral rich aqueous solutions are further clarified using proprietary equipment from Bateman and the copper is recovered as LME grade copper cathode by processing through a conventional solvent extraction electrowinning circuit (SX-EW). The current flowsheet then provides for re-precipitation and leaching of the cobalt and zinc with subsequent SX-EW for these metals. The ore is know to contain economically important quantities of indium, gallium and germanium but recovery of these metals has not been tested. These metals would likely be precipitated as a concentrate and shipped for off-site processing.

Management is currently investigating some new advances that may allow further simplification (and anticipated reduction in capital and operating costs) of the cobalt and zinc recovery circuits as well as the production of possible value-added zinc and cobalt products.

Settling Test and Thickeners

At the time of an earlier pre-feasibility study in 1997 the use of high rate thickeners in a CCD circuit were only being tested at a pilot plant stage. These high rate thickeners of the type planned for Boleo have now been used successfully in a number of recent projects containing high clay ores. Bateman recommends a relatively simple "settling" test that will confirm the amenability of Boleo ores to produce clear solutions from high rate thickeners. The test (which requires the ore to be crushed, ground and leached prior to the settling test) is anticipated to take 6 – 8 weeks from delivery of a representative sample to the test facility and to cost approximately CDN$70,000. The Company's Mexican geological staff are currently selecting a representative ore sample. It is anticipated that at least two tests will be performed, an initial test, in a North American lab facility that has previous experience with the Boleo Ore and the two stage leach process, to demonstrate the viability of the CCD circuit and a second test with a manufacturer of high rate thickeners. It is expected that a successful conclusion of the test by the equipment manufacturer will result in delivery of a "process guarantee" for this segment of the flowsheet.

The successful completion of these "Settling Tests" should eliminate a substantial portion of the metallurgical risk associated with the project.

Montado Basin – New Exploration drilling

The Company has previously identified and staked (an area 4 Km x 6 km) an untested geological basin, the Montado Basin, located contiguous with the existing Boleo Property that is believed to be prospective for copper-cobalt-zinc resources, possibly at the historic grades mined at the property (+3% copper). The exploration potential of the Montado Basin was reviewed in a NI 43-101 geological report prepared by David Mehner, P. Geol., dated November 27, 2003 and previously filed under the Company's profile at www.sedar.com. An application has been made to the appropriate Mexican authorities for a permit to conduct an exploratory diamond drill program and the Company is proceeding to complete the necessary environmental reports to permit the issuance of such permits. Subject to drill rig availability, it is expected drilling will commence in approximately 60 days.

New Exploratory Basin Staked

A recent examination of geophysical data on areas to the south of the Boleo Property by the Company's geological staff has identified a third geological basin that may be prospective for Boleo style mineralization.

The geophysical data (TEM) indicates a significant anomaly at what is interpreted to be the contact between the Comandu volcanics and the Boleo formation at a depth of approximately 200 metres. It is the Boleo formation that hosts the known copper-cobalt-zinc reserves at the Boleo property. The Company's Mexican subsidiary has located an exploration concession covering an area 4 km wide and 15 km long and which encompasses the entire prospective basin. By comparison, the current known geological resources at the Boleo Property are contained in an area approximately 2.5 km wide by 10 km long. A future exploratory drill program will be planned to investigate the cause of the geophysical anomaly and determine whether mineralization exists.

ON BEHALF OF THE BOARD OF DIRECTORS OF
FIRST GOLDWATER RESOURCES INC.

"John Greenslade"

JOHN W. GREENSLADE, PRESIDENT

For further information please contact the Investor Relations Dept. @ (604) 683-5774

FIRST GOLDWATER RESOURCES INC.
1880 – 1066 West Hastings Street
Vancouver, B.C.
V6E 3X1
Tel: 604-685-2323
Fax: 604-688-0426

July 12, 2004 TSX Venture Exchange: FGW

PRESS RELEASE

NAME CHANGE TO BAJA MINING CORP.

First Goldwater Resources Inc. (the "Company") is pleased to announce that we have filed documentation with regulatory authorities to change the Company's name to Baja Mining Corp. We expect to have all necessary documentation finalized and to announce the effective date of the name change in the immediate future.

On behalf of the Board of Directors,

"John Greenslade"

John Greenslade
President

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

FIRST GOLDWATER RESOURCES INC.
1880 – 1066 West Hastings Street
Vancouver, B.C.
V6E 3X1
Tel: 604-685-2323
Fax: 604-688-0426

July 19, 2004 TSX Venture Exchange: FGW

PRESS RELEASE

EFFECTIVE DATE OF NAME CHANGE TO BAJA MINING CORP. FINALIZED

First Goldwater Resources Inc. (the "Company") is pleased to announce that the Company has been given final approval for name change to "Baja Mining Corp." by respective regulatory authorities. The Company will begin business and trading under its new name, "Baja Mining Corp.", and new trading symbol, "BAJ", at 6:30am PST, the open of market, Tuesday, July 20, 2004.

On behalf of the Board of Directors,

"John Greenslade"

John Greenslade
President

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.



1880 - 1066 West Hastings Street
Vancouver, B.C.
V6E 3X1
Phone: 604-685-2323
Fax: 604-688-0426
www.bajamining.com

August 17, 2004 TSX Venture Exchange: BAJ

PRESS RELEASE

MANAGEMENT TEAM BUILDING AS COUNTRY MANAGER APPOINTED

Baja Mining Corp. (the "Company") is pleased to announce that it is proceeding with a Feasibility Study under the direction of Bateman Engineering Pty Ltd. ("Bateman") of Australia. Three key components to this study are as follows:

1. Solid/Liquid Separation Tests to be conducted at SGS Lakefield Research Limited ("Lakefield") at Lakefield, Ontario in August 2004
2. Pilot Plant of the flow sheet to be commenced at Lakefield in October 2004
3. Test Mining Program on Underground Mining utilizing Continuous Underground Mining Machines (typically used in coal, salt, and potash mines) anticipated for the first quarter of 2005

Bateman will be directly responsible for process design, testwork and infrastructure. They will coordinate and manage the work of other specialized consultants including: environmental, geology, drilling, resource sign-off, mine design, hydrology, geotechnical, logistics, and marketing leading to completion of a Bankable Feasibility Study by September 2005.

The Company started to build a strong technical team in February 2004, with initial management additions focused principally on permitting matters. We plan to maximize Mexican content in this project and would like to confirm Mr. Tawn Albinson's appointment to the position of Country Manager for Mexico - running our 100% owned subsidiary Minera y Metalurgica del Boleo, S.A. de C.V. ("MMB"). Mr. Albinson, while a United States citizen, has spent his entire mining career in Mexico. He will have the dual role of legal representative and Assistant Project Manager, splitting his time between the Company's head office in Mexico City and the Boleo Site Office in Santa Rosalia, Baja California Sur. Mr. Albinson holds both a Bachelor of Science in Geology from Macalester College in Minnesota as well as a Master of Science in Economic Geology from The University of Minnesota. He was previously Exploration Manager of Cia. Minera Minas de San Luis, S.A. de C.V. in Mexico and has run a number of large drilling programs throughout his career. Mr. Albinson also runs a Fluid Inclusion Laboratory in Mexico City providing consulting services to various companies in the mining industry. Mr. Albinson is highly respected in the industry and is an asset and welcome addition to

the Company. He will be responsible for the Mexican teams working on environmental, drilling, test mining, and logistics.

The Company would also like to confirm the appointment of Mr. William Murray, P.Eng. to the role of Vice President – Operations. Mr. Murray is a professional engineer that has spent his entire career in the mining industry. He has 33 years of experience in project development and project evaluations in North America and Africa. Mr. Murray is currently principal of Optimum Project Services Ltd., a consulting firm. Optimum provided the initial technical guidance to MMB for a technically simpler flowsheet and the planned underground mine at the Boleo Property. Before moving to Optimum, Mr. Murray worked as Director of Business Development for Fluor Daniel in the mining group. This large US Engineering and Construction contractor was involved in most of the large new mine developments worldwide in the early nineties. Mr. Murray worked for the owner's team on the construction of Denison's Quintette Coal project, a $1.8 billion development. Prior to working in Canada, Mr. Murray worked for Anglo American in South Africa gaining eleven years experience, at increasing levels of management responsibility in engineering design and project management at mines in the Anglo American group of companies.

On behalf of the Board of Directors

"*John Greenslade*"

John Greenslade
President

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.


BAJA MINING
CORP

1880 - 1066 West Hastings Street
Vancouver, B.C.
V6E 3X1
Phone: 604-685-2323
Fax: 604-688-0426
www.bajamining.com

August 20, 2004 TSX Venture Exchange: BAJ

PRESS RELEASE

MICHAEL BAYBAK AND COMPANY JOIN BAJA MINING TEAM

Baja Mining Corp. (the "Company") is pleased to announce that it has retained the Los Angeles area firm of Michael Baybak and Company, Inc ("MBC") to conduct institutionally-oriented investor relations programs on behalf of the Company. Headed by Mr. Michael Baybak, MBC is a long-term public relations specialist in the natural resource sector, with a focus on introducing Canadian resource companies of merit to broader institutional and other investor audiences.

The Company will pay MBC a monthly fee of US$6000 for a one-year term of the agreement. The agreement may be terminated after the first six months. The Company will also grant, to a principal of MBC, incentive stock options to purchase 500,000 shares at a price of $0.75 per share for a period of five years, subject to regulatory approval.

On behalf of the Board of Directors

"*John Greenslade*"

John Greenslade
President

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.



BAJA MINING
CORP

1880 - 1066 West Hastings Street
Vancouver, B.C.
V6E 3X1
Phone: 604-685-2323
Fax: 604-688-0426
www.bajamining.com

August 24, 2004 TSX Venture Exchange: BAJ

PRESS RELEASE

BAJA MINING CORP. WELCOMES NEW ASSISTANT PROJECT MANAGER

Baja Mining Corp. (the "Company") is pleased to welcome Mr. George Gauld, M.Eng, P.Eng, as Assistant Project Manager to the Company's comprehensive Boleo Project Team. Mr. Gauld has over 20 years of experience in project management, design and construction of industrial, marine, and transportation facilities, construction management and project evaluation. Mr. Gauld will report directly to William Murray, Vice President – Operations and will work closely with Tawn Albinson, Assistant Project Manager and Country Manager – Mexico.

As well, pursuant to a letter agreement dated June 1, 2004, the Company retained T.J. Byrne to act as an Investor Relations ("IR") representative. Mr. Byrne has been involved in IR and the related media industry since 1994, working with various publicly traded companies and private enterprises. Mr. Byrne will work out of the Company's IR office at Suite 1502 – 543 Granville Street. He will be paid a monthly fee of $2500, from available working capital, and has been granted options to purchase 200,000 shares of the Company at a price of $0.75 per share for a period of 5 years. Vesting of the shares will follow guidelines set out in the Company's stock option plan allowing for one quarter (1/4) of the optioned shares to be exercised every three months with the right to exercise 100 % of the optioned shares upon conclusion of 12 months from the date of original grant.

On behalf of the Board of Directors

"*John Greenslade*"

John Greenslade
President

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

1880 - 1066 West Hastings Street
Vancouver, B.C.
V6E 3X1
Phone: 604-685-2323
Fax: 604-688-0426
www.bajamining.com

October 18, 2004 TSX Venture Exchange: BAJ

PRESS RELEASE
AND CONFERENCE CALL PARTICULARS

John Greenslade, President of Baja Mining Corp. (the "Company"), is pleased to provide the following update:

MAJOR PROCESS HURDLE OVERCOME AT THE EL BOLEO PROJECT, MEXICO

The El Boleo project, located at Santa Rosalia, Baja California Sur, Mexico, is a sediment hosted deposit of copper-cobalt-zinc, with possible indium, gallium and germanium credits, in a clayey mineral matrix. The copper-cobalt and zinc values in the ore can be leached using sulphuric acid solutions in a slurry leach process. While the dissolution of the valuable metals into the leach solution is relatively straightforward, the subsequent separation of metal containing solution from leached solids has historically been challenging. In order to meet this challenge, Baja commissioned a program of work at SGS Lakefield Research (Lakefield, Canada) to test the ability to successfully carry out solid-liquid separation and washing of the barren solids. This work was overseen by Bateman Engineering and involved Pocock Industrial (Salt Lake City) and Outokumpu (Toronto) in the testing. Pocock and Outokumpu are specialists in solid-liquid separation technology.

Baja is pleased to advise that the solid-liquid separation tests conducted at SGS Lakefield Research have demonstrated that Boleo ores can be settled and washed in a conventional CCD circuit utilizing high rate thickeners.

Mike Holmes, Bateman Study Manager for the Boleo Definitive Feasibility Study, stated "The recent successful testwork on settling of diluted and flocculated Boleo leach slurries resulted in acceptable high-rate thickener area predictions for the CCD circuit at the proposed daily plant feed rate of 7500 tonnes solid per day. Underflow densities of 25% solids w/w were achieved which are typical for clays of this nature. Results were consistent across a range of six composite samples tested. The success of the solid-liquid separation testwork has removed a significant amount of the technical risk from the flow sheet."

With the success of the solid-liquid separation testwork, Baja is now moving quickly to a first stage integrated pilot plant at SGS Lakefield in November 2004. This pilot plant will test each of the unit operations in the Boleo flowsheet in a continuous, integrated system (essentially a miniature version of the full scale plant system).

The simplified Boleo flow sheet now consists of the following steps: conventional crushing, scrubbing and grinding of run-of-mine ore, a two stage atmospheric leach, partial neutralisation, solid-liquid separation utilizing high rate thickeners, copper solvent extraction and electrowinning. After iron precipitation, the copper raffinate is then stripped of the contained cobalt, zinc and residual copper utilizing a proprietary extraction system developed by Commonwealth Scientific and Industrial Research Organization, Minerals Division (CSIRO). Zinc is stripped from the CSIRO extractant and is then precipitated as a saleable zinc sulphate. Cobalt is stripped into a highly purified solution and is then electrowon to produce cathode cobalt.

In summary, Baja has made significant technical progress in validating the Bateman process approach to treatment of Boleo copper-cobalt-zinc ores. Further pilot plant testwork will continue to build confidence in the process flowsheet selected.

A conference call will be held on Tuesday October 19th, 2004 at 8 AM Vancouver Time (11 AM Toronto, 4PM London, England) to discuss the solid-liquid separation test results for any parties that wish more details. Anyone wishing to connect to the call should dial into through the conference operator as follows:

Dial In Number(s):

604-899-2339 (Vancouver)
403-232-0994 (Calgary/Overseas)*
780-421-1483 (Edmonton)
416-883-0133 (Toronto)
514-395-9913 (Montreal)
613-212-4220 (Ottawa)

Toll Free: 1-877-385-4099 North America

*** This number should be used by European callers**

Participant Access Code: 2610527

The calling instructions for Conference call:

1. Enter the dial-in number.
2. When prompted, enter your participant access code **followed by the # sign.**
3. If your access code is invalid, please stay on the line and a TELUS teleconference agent will assist you.
4. Press * and **0** for the assistance of a TELUS Teleconference agent anytime during the conference.
5. If you require any assistance, please contact TELUS at toll free (1-877-944-6338)

ON BEHALF OF THE BOARD OF DIRECTORS OF
BAJA MINING CORP.

"John Greenslade"

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323 or Conrad Clemiss or Tom Byrne in the Investor Relations Department at (604) 683-5774.

1880 - 1066 West Hastings Street
Vancouver, B.C.
V6E 3X1
Phone: 604-685-2323
Fax: 604-688-0426
www.bajamining.com

November 23, 2004 TSX Venture Exchange: BAJ

PRESS RELEASE

BOLEO PILOT PLANT SUCCESSFUL INITIATION

Baja Mining Corp. (the "Company") is pleased to announce the successful initiation of the Boleo Pilot Plant currently taking place at SGS Lakefield Research Ltd ("Lakefield") in Lakefield, Ontario, Canada. The Company's Vice President of Metallurgy, David Dreisinger, PhD., has been onsite to monitor the pilot plant testing and data analysis and reports the following:

The pilot plant started on schedule on Tuesday November 16, 2004 treating a bulk sample of Boleo ore grading 1.9% Cu, 0.087 % Co, 0.58% Zn, 3.5% Mn and 8% Fe. The pilot plant flowsheet is essentially a miniature version of the expected full scale circuit and comprises:

- Attritioning of the ore with grinding of the oversize;
- Acid oxidation leaching of the ore with sulfuric acid in seawater;
- Acid reduction leaching of the ore with sulfur dioxide and sulfuric acid in seawater;
- Partial neutralization with limestone;
- Counter current decantation (CCD) washing of the leach residue in thickeners (to separate the metal rich aqueous solution from the clayey waste);
- Copper solvent extraction/electrowinning (SX/EW);
- Iron removal by pH adjustment and oxidation;
- Thickening of the iron residue (thickened residue goes to main CCD for washing); and
- Direct Solvent Extraction technology (DSX) for selective recovery of cobalt and zinc (and small amounts of residual copper). DSX technology is the property of Commonwealth Scientific Industrial Research Organisation (CSIRO), Perth, Australia.

The Boleo process circuit is starting well and is being run to a high standard by Lakefield staff with the support of Bateman Engineering (Feasibility Study Engineer), Baja Mining Corp., and specialist consultants in solid-liquid separation.

Early results are indicating excellent rates of extraction of copper (Cu), cobalt (Co), and zinc (Zn) at +90% Cu extraction, 80 - 85% Co extraction, and 70 - 75% Zn extraction.

The slurry being fed into the CCD circuit, for separation of the clayey waste from the mineral rich aqueous solution, is settling as anticipated through the 6 stages of the CCD.

The CCD overflow, the copper, cobalt, and zinc rich aqueous solution, is being processed by copper solvent extraction and electro-winning (SX/EW). Copper electro-winning began Thursday, November 18, 2004 with the first copper cathode expected on Monday, November 22, 2004.

The copper depleted solution from solvent extraction (the raffinate) is being treated by neutralization (with limestone) and oxidation to raise the pH and precipitate iron and other impurities. The neutralized and purified solution is now being processed by the CSIRO (Australia's Commonwealth Scientific and Industrial Research Organisation) DSX solvent extraction technology for cobalt and zinc recovery. The cobalt and zinc recovery circuit started on Friday, November 19, 2004.

The Pilot Plant, which is budgeted at CDN$1,500,000, will continue until November 28, 2004. Updates on the success of this process milestone will be provided by the Company as they become available.

On behalf of the Board of Directors

"*John Greenslade*"

John Greenslade
President

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.


BAJA MINING
CORP

1880 - 1066 West Hastings Street
Vancouver, B.C.
V6E 3X1
Phone: 604-685-2323
Fax: 604-688-0426
www.bajamining.com

December 6, 2004 TSX Venture Exchange: BAJ

PRESS RELEASE

EXPLORATION DRILLING TO COMMENCE IN THE HUMBOLT- MONTADO BASINS, CONTIGUOUS TO THE BOLEO COPPER-COBALT-ZINC DEPOSIT

Baja Mining Corp. (the "Company") is pleased to announce it has received all necessary permits to undertake an underground test mining program, in-fill drill program, and an exploration drilling program on the Boleo Project, Santa Rosalia, Baja California Sur, Mexico.

El Boleo is a copper, cobalt, zinc deposit that is currently proceeding to Definitive Feasibility Study under the direction of Bateman Engineering Pty Limited ("Bateman"), of Brisbane, Australia. The project is currently envisioned primarily as an 7500 tonne per day underground mine, supplemented by a series of small open cut mines, during the first approximately 17 years of mine life and thereafter an open pit mine at 11,500 tonne for a further approximately 18 years. The preliminary mine plan is currently being completed by the Company's independent mining consultant. The final mine plan will not be completed until in-fill drilling of resources that are envisioned to be mined by underground mining methods is completed and which is not anticipated to commence until May 2005.

The Company's 100% Mexican subsidiary has retained Layne de Mexico, S.A. de C.V. of Hermosillo, Sonora, to conduct a 9 hole drill program totaling 2500 meters, to test the previously undrilled Humbolt and Montado Basins. Layne's truck mounted drill rig is scheduled to arrive in Santa Rosalia on December 5th or 6th, with drilling to commence immediately thereafter. The Boleo deposit was formed as a sedimentary deposit that formed in a shallow sea-floor environment around volcanic islands. To the east of the volcanic islands known as Cerro Montado and Cerro Juanita, a portion of the Boleo Deposit was exploited by the Companie du Boleo during the period 1884 to 1934 and produced copper ore grading in excess of 4.8% copper (cobalt and zinc were known to be present but were neither recovered nor assayed for). The Company's geological staff and geological consultants (see report of Dave Mehner, P.Geo., filed March 29, 2004, under the Company's profile at www.sedar.com) have postulated that the area to the west of Cerro Montado and Cerro Juanita would have a similar geological environment and could potentially host mineralization of similar characteristics (grade and thickness) as the area to the east. A previous operator conducted a geophysical survey (TEM: Transient Electro Magnetics) across a portion of the Montado Basin that indicated the presence of a

potential basin west of Cerro Montado which has never been drill tested. Dave Mehner, P. Geo., a Qualified Person will supervise the drill program on behalf of MMB.

Tawn Albinson, Managing Director MMB and a Qualified Person, has reviewed this release and accepts responsibility for its content.

On behalf of the Board of Directors

"*John Greenslade*"

John Greenslade
President

For further information please contact John Greenslade, President, at (604) 685-2323 or Conrad Clemiss or Tom Byrne in the Investor Relations Department at (604) 683-5774


BAJA MINING
CORP

1880 - 1066 West Hastings Street
Vancouver, B.C.
V6E 3X1
Phone: 604-685-2323
Fax: 604-688-0426
www.bajamining.com

December 13, 2004 TSX Venture Exchange: BAJ

PRESS RELEASE

BOLEO PILOT PLANT PROGRAM AT SGS LAKEFIELD RESEARCH SUCCESSFULLY COMPLETED

Baja Mining Corp. (the "Company") is pleased to announce the successful completion of the Boleo Pilot Plant at SGS Lakefield Research Ltd ("Lakefield") in Lakefield, Ontario, Canada.

As was reported in the news release dated November 23, 2004, the pilot plant started on schedule on Tuesday November 16, 2004 treating a bulk sample of Boleo ore grading 1.85% Cu, 0.095 % Co, 0.59% Zn, 4.3% Mn and 7.9% Fe. The pilot plant flowsheet is essentially a miniature version of the expected full scale circuit and comprises;

- Attritioning of the ore with grinding of coarse ore particles to form an ore slurry
- Acid oxidation leaching of the ore with sulfuric acid in seawater
- Acid reduction leaching of the ore with sulfur dioxide and sulfuric acid in seawater
- Partial neutralization with limestone
- Counter current decantation (CCD) washing of the leach residue in thickeners (to separate the metal rich aqueous solution form the clayey waste)
- Copper solvent extraction/electrowinning (SX/EW)
- Iron removal by pH adjustment and oxidation with air (and polish with hydrogen peroxide)
- Thickening of the iron residue (thickened residue goes to main CCD for washing)
- Direct Solvent Extraction technology (DSX) for selective recovery of cobalt and zinc (and small amounts of residual copper). DSX technology is the property of Commonwealth Scientific Industrial Research Organization (CSIRO), Perth, (Australia.

The pilot plant was shut down on Sunday November 28. The pilot plant equipment is currently being decommissioned and cleaned concurrent with analysis of all remaining samples (solids and liquids) and finalization of metallurgical balances and reporting.

A total of nearly 2 metric tonnes of ore were treated through the pilot plant.

SGS - Lakefield and Bateman Engineering have jointly reported the summary findings from the pilot plant.

- The pilot plant operated continuously for a total of 12 days in leaching, 11.5 days in CCD, 9.5 days in Copper SX/EW and 9 days in Cobalt and Zinc SX using DSX technology.

- The oxidation, reduction leaching circuit gave excellent extractions of copper, cobalt and zinc. Copper extraction exceeded 90% during pilot operation. Cobalt extraction was as high as 90%. Zinc extraction was generally above 70%. These numbers are indicative of the potential of the Boleo process to extract the three pay metals Cu, Co, Zn. Final extractions will be calculated once all samples have been assayed and metallurgical balances completed.

- The CCD circuit worked very well. The CCD was set up to simulate the use of the "high rate" type of thickeners with recirculation of overflow solution to dilute the feed slurry prior to flocculation. This method of settling and washing was based on recommendations from benchscale testing by Outokumpu and Pocock Industrial and proved to be highly effective. The leach residue settled quickly producing clear overflow solutions to advance to copper, cobalt and zinc recovery.

- The copper SX/EW circuit performed very well. 15.5 kg of copper metal were electrowon from the solvent extraction strip solutions at high efficiency.

- The iron removal circuit was designed to remove iron, aluminum and other impurities from the solution prior to recovery of cobalt and zinc using DSX technology from CSIRO. The iron removal circuit consistently produced very low concentrations of key impurities in solution with negligible losses of cobalt and zinc.

- The CSIRO DSX circuit for cobalt and zinc recovery performed very well. The advantage of the DSX circuit for Boleo plant design is that cobalt and zinc are separated from manganese and magnesium in the Boleo leach solutions. In the Lakefield pilot plant, cobalt and zinc were recovered with high overall efficiency (+95%) to produce a concentrated zinc sulfate solution (for production of zinc sulfate monohydrate crystals for sale) and a concentrated cobalt solution (for production of cobalt metal cathode).

- After the normal commissioning problems with the pilot plant, the circuit behaved very well with stable consistent operation over many days.

- Following receipt of all final assays, reports and metallurgical balances, the pilot plant data will be used by Bateman engineering in developing design data for the Feasibility Study.

Two further metallurgical tests will be performed on the products from the pilot plant.

- Production of zinc sulfate monohydrate crystals. Zinc sulfate monohydrate will be recovered by evaporative crystallization of the zinc strip solution from the CSIRO DSX circuit.
- Production of cobalt cathode. The cobalt strip solution from the DSX circuit containing cobalt along with small amounts of zinc and nickel will be treated by a further miniature SX/EW circuit to purify the cobalt solution for electrolysis as high grade (+99.9%) cobalt cathode. Conventional solvent extraction reagents and process steps have been selected for this purpose.

A further program of followup benchscale testwork is underway at Lakefield to obtain additional data for final feasibility study engineering.

- Environmental testing of residues and solutions produced in the pilot plant program.
- Characterization of High Acid Consuming (HAC) material from the Boleo site containing limestone and other alkali minerals. HAC material will be used as a low cost neutralizing agent in the commercial Boleo plant.
- Ore scrubbing and grinding testwork for developing final design for ore preparation circuit.
- Testwork on oxidation and precipitation of iron prior to CSIRO DSX circuit to ensure maximum removal of iron with minimum treatment time and reagent consumption.
- Leach tests on 24 samples of ore that were composited to form the pilot plant feed. These tests will be used to assess leach variability of the ore.

The successful completion of this pilot program is an important milestone in moving the Boleo project forward. For the first time Boleo ores have been treated in a continuous pilot plant program to leach, separate and recover pay metals in final commercial form.

On behalf of the Board of Directors

"*John Greenslade*"

John Greenslade
President

For further information please contact John Greenslade, President, at (604) 685-2323 or Conrad Clemiss or Tom Byrne in the Investor Relations Department at (604) 683-5774


BAJA MINING
C O R P

1880 - 1066 West Hastings Street
Vancouver, B.C.
V6E 3X1
Phone: 604-685-2323
Fax: 604-688-0426
www.bajamining.com

March 15, 2004

TSX Venture Exchange: BAJ

PRESS RELEASE

PRIVATE PLACEMENT

John Greenslade, President of Baja Mining Corp. (the "Company"), is pleased to advise that it has arranged, subject to TSX Venture Exchange approval, a private placement of 1,600,000 Units at a price of $0.75 per Unit for proceeds of $1,200,000 to Fondel Finance B.V., a private holding company owned by Willem C. van't Wout, of Rotterdam, and his family. Each Unit will consist of one common share and one-half share purchase warrant. Each whole warrant will entitle Fondel to purchase a further common share at a price of $1.15 per share. The period to exercise this warrant right will be for a minimum of 2 years (or such greater period, to a maximum of 5 years as the TSX Venture Exchange may permit). In the event the Company enters into any agreements for further third party equity placements in the immediate future at a lower issue price the current placement pricing will be reduced accordingly. A finders fee will be paid in accordance with TSX Venture Exchange policy on the placement.

The Fondel Group is based in Rotterdam –The Netherlands. Fondel's core businesses lie in two key areas: (1) activities in metal trading, processing and recycling with many decades of experience); (2) shipping and stevedoring services, which is mainly handling conventional bulk cargo, containers and roro cargo. Its metal activities consist of toll treating large quantities of nickel and cobalt from concentrate to metal and furthermore the Group specialises in the procurement, trade and conversion of non-ferrous metals, and special ferro alloys, including nickel, copper, cobalt, molybdenum, chromium. The Fondel Group not only is a world leading metal trader but a main processor, producing various value-added products.

The Company's El Boleo Property in Baja California Sur, Mexico is a copper, cobalt and zinc deposit currently proceeding to completion of a Definitive Feasibility Study. The Company currently has approximately 60.2 million (74.2 million fully diluted) common shares issued and outstanding. Fondel's metal trading and processing expertise in the areas of copper, cobalt and zinc sulphate may prove of assistance as the El Boleo project moves towards a production decision.

The Company looks forward to an ongoing relationship with Mr. van't Wout and the Fondel Group.

On behalf of the Board of Directors

"*John Greenslade*"

John Greenslade
President

For further information please contact John Greenslade, President, at (604) 685-2323 or the Company's Investor Relations department, Conrad Clemiss or Tom Byrne at (604) 683-5774.

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release


BAJA MINING
CORP

1880 - 1066 West Hastings Street
Vancouver, B.C.
V6E 3X1
Phone: 604-685-2323
Fax: 604-688-0426
www.bajamining.com

March 21, 2005 TSX Venture Exchange: BAJ

PRESS RELEASE

PRIVATE PLACEMENT

John Greenslade, President of Baja Mining Corp. (the "Company"), is pleased to announce that further to a private placement of C$1.2 Million with Fondel B.V. Finance of Rotterdam, subject to TSX Venture Exchange approval, the Company has accepted a subscription agreement for an additional private placement of 80,000 Units at a price of $0.75 per Unit for proceeds of $60,000 from Mr. Carl Pescio, Exploration Geologist of Elko, Nevada. Each Unit will consist of one common share and on-half share purchase warrant. Each whole warrant will entitle Mr. Pescio to purchase a further common share at a price of $1.15 per share. The period to exercise this warrant right will be for a minimum of 2 years (or such greater period, to a maximum of 5 years as the TSX Venture Exchange may permit). In the event the Company enters into any agreements for further third party equity placements in the immediate future at a lower issue price the current placement pricing will be reduced accordingly.

On behalf of the Board of Directors

"*John Greenslade*"

John Greenslade
President

For further information please contact John Greenslade, President, at (604) 685-2323 or Conrad Clemiss or Tom Byrne in the Investor Relations Department at (604) 683-5774

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.


BAJA MINING
C O R P

1880 - 1066 West Hastings Street
Vancouver, B.C.
V6E 3X1
Phone: 604-685-2323
Fax: 604-688-0426
www.bajamining.com

March 22, 2005 TSX Venture Exchange: BAJ

PRESS RELEASE

FINANCIAL ADVISORY SERVICES AGREEMENT ENTERED INTO WITH ENDEAVOUR FINANCIAL INTERNATIONAL CORPORATION

John Greenslade, President of Baja Mining Corp. (the "Company"), is pleased to advise that the Company has retained Endeavour Financial International Corporation ("Endeavour") on an exclusive basis to provide general corporate financial advice with respect to the financing and development of the Boleo copper/cobalt/zinc Project, Baja California Sur, Mexico. Endeavour will work closely with management to identify and implement various transactions relating to the financing of the Boleo Project, which may include, but are not limited to: project finance, corporate debt finance, convertible debt, off-take finance, metal loans, mezzanine finance, bridge loans or equity. Remuneration under the contract is confidential but will include, subject to regulatory approval, the granting to Endeavour of options to purchase up to 1,000,000 shares of the Company at a price of $0.75 per share for a period of five years. The option price may be reduced if the Company completes a private placement in the immediate future at a lower price.

Endeavour is a private independent investment banking firm with a history of achieving success for its clients based on its resource industry focus, innovative transaction skills and the diverse professional backgrounds of its team. Recently, Endeavour has assisted its clients in raising over US $1.9 billion of financing in the debt and equity markets and has advised on over US $4 billion of mergers and acquisitions.

The Company is currently proceeding to complete a Definitive Feasibility Study ("DFS") on the Boleo copper/cobalt/zinc Project, under the direction of Bateman Engineering Inc. Canada, to determine the feasibility of constructing an underground mine and hydrometallurgical plant designed to produce approximately 50,000 tonnes per annum of copper cathode, 2100 tonnes of cobalt cathode and approximately 23,000 tonnes of zinc sulphate. The DFS is anticipated to be completed by the end of 2005. As part of the DFS, the Company has received a "Resource Estimate Study" by geological consultants Hellman & Schofield Pty. Ltd., of Sydney, Australia, dated January 2005 which will be the subject of a separate news release in the immediate future.

ON BEHALF OF THE BOARD OF DIRECTORS OF BAJA MINING CORP.

"John Greenslade"

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323 or Investor Relations, Conrad Clemiss or Tom Byrne, at (604) 683-5774

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release



BAJA MINING
CORP

1880 - 1066 West Hastings Street
Vancouver, B.C.
V6E 3X1
Phone: 604-685-2323
Fax: 604-688-0426
www.bajamining.com

March 31, 2005 TSX Venture Exchange: BAJ

PRESS RELEASE

NEW RESOURCE ESTIMATE STUDY EL BOLEO COPPER/COBALT/ZINC PROJECT

Baja Mining Corp. (the "Company") as part of the current Definitive Feasibility Study currently being conducted under the direction of study engineers Bateman Engineering Inc. Canada, commissioned geological consultants Hellman & Schofield Pty. Ltd.(H&S), of Sydney, Australia, in late 2004 to develop a computerized 3D digital resource model of the Company's 100% owned El Boleo copper/cobalt/zinc deposit.

The Boleo Property consists of 16 contiguous mineral concessions covering 18,864.1872 hectares. These include seven titled exploitation and nine titled exploration concessions. One exploration concession is in the process of becoming titled. The project also includes three surface lots which total 6,692.58 hectares and covers all known resources.

Deposits of copper-cobalt-zinc mineralization at Boleo occur within widespread, stratiform clay-rich horizons or beds known as "mantos" (manto is a Spanish term used in mining parlance for a general mineralized layer or stratum). Within Boleo formation stratigraphy there are seven identified mantos, including two of very limited extent, that occur as relatively flat to generally shallow dipping, stratabound and stratiform beds. These include, with increasing depth, manto 0, 1, 2, 3AA, 3A, 3 and 4, whilst recent work has suggested a possible 8th manto, 4A above manto 4. Historically the major producing manto has been manto 3, which yielded approximately 83% of historic production between 1886 and 1985, when the original mine was shut down. Most of the remaining production has come from manto 1 in the southeast portion of the Boleo area where manto 3 is absent. A small amount of production has come from the widespread but generally thin manto 2 while an even smaller level of production has come from the relatively restricted manto 3A. The H&S resource model indicates that the mantos which still offer the most potential for hosting significant economic reserves are manto 1 and manto 3.

In a report dated March 2005, prepared by Qualified persons, William Yeo, MAusIMM, PhD., and Phillip Hellman, FAIG, PhD., of Hellman & Schofield (the "H&S Report"), in accordance with national instrument 43-101, Hellman & Schofield reported a Measured and Indicated resource estimates based on copper equivalent cut-off grades utilizing metal prices of copper (Cu) US $0.95 per pound, cobalt (Co) US $12 per pound, and zinc

(Zn) US $0.45 per pound, and defined as Cu Equiv = Cu + Co*12/0.95 + Zn*0.45/0.95, as follows:

cU EQUIV CUT-OFF GRADE		0.5%	1.0%	1.5%	2.0%
Measured	Tonnes (10^6)	**51.7**	**45.7**	**35.3**	**24.7**
	CuEq %	**2.09**	**2.26**	**2.56**	**2.91**
	Cu %	**0.76**	**0.83**	**0.99**	**1.18**
	Co %	**0.089**	**0.096**	**0.107**	**0.119**
	Zn %	**0.45**	**0.46**	**0.47**	**0.47**
Indicated	Tonnes (10^6)	**172.1**	**114.1**	**65.4**	**36.1**
	CuEq %	**1.49**	**1.86**	**2.33**	**2.82**
	Cu %	**0.57**	**0.78**	**1.09**	**1.46**
	Co %	**0.050**	**0.061**	**0.072**	**0.081**
	Zn %	**0.58**	**0.66**	**0.68**	**0.68**
Total	Tonnes (10^6)	**223.8**	**159.8**	**100.7**	**60.8**
	CuEq%	**1.63**	**1.97**	**2.41**	**2.86**
	Cu %	**0.62**	**0.79**	**1.06**	**1.35**
	Co %	**0.059**	**0.071**	**0.084**	**0.097**
	Zn%	**0.55**	**0.60**	**0.61**	**0.61**

The additional Inferred Resource, based on the same copper equivalent criteria, is:

cU EQUIV CUT-OFF GRADE		0.5%	1.0%	1.5%	2.0%
Inferred	Tonnes (10^6)	**310.3**	**188.13**	**112.34**	**65.6**
	CuEq %	**1.47**	**1.95**	**2.43**	**2.94**
	Cu %	**0.57**	**0.83**	**1.14**	**1.51**
	Co %	**0.045**	**0.057**	**0.067**	**0.074**
	Zn %	**0.69**	**0.85**	**0.95**	**1.03**

The full text of the H&S Report is in the process of being filed under the Company's profile at www.sedar.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF
BAJA MINING CORP.

"John Greenslade"

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323
Or Conrad Clemiss or Tom Byrne in the Investor Relations Department at (604) 683-5774

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release


BAJA MINING
C O R P

1880 - 1066 West Hastings Street
Vancouver, B.C.
V6E 3X1
Phone: 604-685-2323
Fax: 604-688-0426
www.bajamining.com

April 14, 2005 TSX Venture Exchange: BAJ

PRESS RELEASE

MANAGEMENT WELCOMES NEW DIRECTOR

John Greenslade, President of Baja Mining Corp. (the "Company"), is pleased to advise of the appointment of Mr. Ross Glanville as an Additional Director to the Company's Board of Directors as of April 12, 2005. Mr. Glanville graduated from the University of British Columbia in 1970 with a Bachelor of Applied Science Degree (Mining Engineering) and became a member of the Association of Professional Engineers of British Columbia in 1972 (P.Eng.). In 1974, he obtained a Master of Business Administration Degree (MBA), specializing in finance and securities analysis. In 1980, he became a member of the Certified General Accountants of B.C. (CGA). Mr. Glanville has thirty-five years of experience in mining, exploration, finance, marketing, and management, and held senior executive positions with major and junior mining and consulting companies. As an independent consultant over the past twenty years, Mr. Glanville has specialized in valuations of exploration/development/mining companies and properties; and has also provided many fairness opinions, and acted as an expert witness in court cases involving valuation disputes related to financial and technical issues.

Mr. Glanville has valued more than 500 mining and exploration companies in Canada, the U.S.A., Australia, and Mexico, as well as over 150 in many other areas of the world, including Africa, South America, Europe, and Asia. He has formed public companies (listed on the Toronto Stock Exchange, the Australian Stock Exchange, NASDAQ, and the TSX Venture Exchange) and has served on the Boards of Directors of three companies with producing mines. Mr. Glanville has also acted in more than 50 court cases and assessment appeal board hearings in Canada, the U.S.A., Australia, and the U.K. He has written several articles, and given many presentations, related to the valuation of exploration and mining companies. Some of these articles were published by the United Nations, the Society of Mining Engineers, and by various Canadian magazines and newspapers.

Mr. Glanville has provided a large number of fairness opinions (more than 200) for mergers, amalgamations, and acquisitions of public and private companies. These assignments were undertaken for investment dealers, regulatory bodies (including stock exchanges), banks, various government agencies, venture capital firms, forestry companies, mining and exploration companies, oil and gas companies, and others. The

Company will grant Mr. Glanville incentive stock options to purchase 310,000 shares at a price of $0.75 per share for a period of five years.

The Company also announces the resignation, as at April 22, 2005, of Mr. Thomas Pressello. Mr. Pressello has served as Director and Chief Financial Officer ("CFO") of the Company since January 22, 2004. Mr. Pressello will not be seeking re-election at the forthcoming Annual General Meeting of the Company on June 2, 2005, but will remain an active member of the Board until such time. The Company would like to thank Mr. Pressello for his contributions and wishes him well in all of his current and future endeavors. Mr. Robert Mouat has been appointed as interim CFO effective April 22, 2005.

ON BEHALF OF THE BOARD OF DIRECTORS OF
BAJA MINING CORP.

"John Greenslade"

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323 or Investor Relations, Conrad Clemiss or Tom Byrne, at (604) 683-5774

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

FORM 51-102F3

SECURITIES ACT

MATERIAL CHANGE REPORT

ITEM 1 **REPORTING ISSUER**

First Goldwater Resources Inc.
Suite 1502, 543 Granville Street
Vancouver, B.C.
V6C 1X8

ITEM 2 **DATE OF MATERIAL CHANGE**

April 20, 2004

ITEM 3 **PRESS RELEASE**

Issued April 21, 2004 and distributed through the facilities of Electronic Data Filing Inc. 822 – 470 Granville Street, Vancouver, B.C. V6C 1V5.

ITEM 4 **SUMMARY OF MATERIAL CHANGE**

See attached News Release

ITEM 5 **FULL DISCLOSURE**

See attached News Release

(If the Issuer is engaged in oil and gas activities or in extracting hydrocarbons from shale, tar sands or coal, the disclosure under Item 5 must also satisfy the requirements of Part 6 of NI 51-101 Standards of Disclosure for Oil and Gas Activities.)

ITEM 6 **RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102 .**

Not applicable.

(Refer to subsections 7.1(4), (5), (6) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed pursuant to subsection 7.1(2) or (3) of NI-51-102).

ITEM 7 **OMITTED INFORMATION**

No information has been omitted on the basis that it is confidential information.

(In certain circumstances where a material change has occurred and a Report has been or is about to be filed but subsection 7.1(2), (3) or (5) of NI-51-102 is not or will no longer be relied upon, the Issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the Report should

remain confidential and not be disclosed or not be disclosed in full detail in the report.)

ITEM 8 **<u>EXECUTIVE OFFICER</u>**

Thomas Pressello
Chief Financial Officer
(604) 697-0687

ITEM 9 **<u>DATE OF REPORT</u>**

DATED at Vancouver, this 13th day of May, 2004.

FIRST GOLDWATER RESOURCES INC.
1502- 543 Granville Street
Vancouver, B.C.
V6C 1X8
Tel: 604-683-5774
Fax: 604-697-0686

April 21, 2004 TSX Venture Exchange: FWG

PRESS RELEASE

FIRST GOLDWATER ANNOUNCES COMPLETION OF FINANCINGS AND REVERSE TAKEOVER

First Goldwater Resources Inc. (the "Company") is pleased to announce that the Company has completed their Private Placement financing and Short Form Offering Document financing.

The private placement financing completed was for 10,666,666 Units at a price of $0.75 per unit. Each unit consists of one common share of the Company and one-half of one Warrant. One whole warrant will entitle the holder to purchase one share at a price of $1.15 per share. Warrants may be exercised at any time until the close of business on the day which is 60 months from the date of issue of the Unit.

The short form offering financing completed was for 2,666,666 Units at a price of $0.75 per unit. Each unit consists of one common share of the Company and one-half of one Warrant. One whole warrant will entitle the holder to purchase one share at a price of $1.15 per share. Warrants may be exercised at any time until the close of business on the day which is 60 months from the date of issue of the Unit.

At the same time that the financings were closed the Company completed their acquisition of the Boleo Copper property in Mexico. Mintec International Corporation ("Mintec") was the beneficial shareholder of all the issued and outstanding shares in the capital stock of Minera y Metalurgica del Boleo S.A. de C.V. ("MMB"), a Mexican company involved in mineral exploration and development. MMB held a 100% registered and beneficial interest in the Boleo Copper property. The shareholders of Mintec had agreed to exchange all of the issued and outstanding shares of Mintec for 40,000,000 shares in the capital stock of the Company. The share exchange resulted in a change of control of the Company.

With a change of control of the Company, the Board of Directors has undergone the following changes as of April 19th, 2004:

Conrad Clemiss has resigned from the Board of Directors and as President and CEO
Thomas Patton has resigned from the Board of Directors

The new Board of Directors and Officers of the Company is as follows:

Thomas Pressello –Chief Financial Officer and Director
John Greenslade – President and Director
William Murray – Director
Robert Mouat - Director

After the issuance of the private placement, Short Form Offering Document and Reverse Takeover shares, the Company's current issued and outstanding is 59,564,306.

As advised by the TSX Venture Exchange, the shares of the Company will resume trading on Thursday, April 22nd, 2004.

On behalf of the Board of Directors,

"Thomas Pressello"

Thomas Pressello
Director

FIRST GOLDWATER RESOURCES INC.

FILING STATEMENT

(March 19, 2004)

Neither the TSX Venture Exchange Inc. (the "Exchange") nor any securities regulatory authority has in any way passed upon the merits of the Transactions disclosed in this filing statement.

3. DISCLOSURE OF TARGET ASSETS, RTO AND RESULTING ISSUER

3.1 Summary of Transaction and Resulting Issuer and Business

The Issuer entered into a letter agreement with the shareholders of Mintec International Corporation ("Mintec"), a Barbados International Business Corporation, on December 2nd, 2003 and subsequently amended on February 12, 2004 and March 8, 2004, pursuant to which such shareholders agreed to exchange all the issued and outstanding shares of Mintec for 40,000,000 shares in the capital stock of the Issuer. The share exchange is subject to the Issuer completing an equity issue to raise a minimum of $10 million in gross proceeds or on such other terms as may be acceptable to legal counsel for the Mintec Shareholders. The share exchange will result in a change of control of the Issuer (the "RTO"). Mintec and its shareholders are at arms-length to the Issuer.

Mintec is the beneficial shareholder of all the issued and outstanding shares in the capital stock of Minera y Metalurgica del Boleo S.A. de C.V. ("MMB"), a Mexican company. MMB holds a 100% registered and beneficial interest in the Boleo copper-cobalt-zinc mineral deposit (the "Boleo Property") consisting of certain exploration and exploitation mineral concessions located on the east coast of the Baja California peninsula, some 900 kilometres south of San Diego and near the town of Santa Rosalia B.C.S., Mexico. The Boleo Property was the subject of historic copper production during the period 1868 to 1985.

The Boleo Property was originally acquired, by staking, in 1992 by a related company to Mintec (Terratech Environmetal Corporation, a Barbados company controlled by the current shareholders of Mintec), after it was released by the Mexican government from the strategic National Mining Reserve. Terratech optioned the property to International Curator Resources Ltd. ("ICR"), a TSE listed company, in 1993 (ICR has now changed its name to Canadian Gold Hunter Corp.). In 2001, ownership of the property was reacquired by Terratech acquiring all the issued shares of Mintec from ICR. □fter reacquiring Mintec in 2001, a complete geological, mining and process review of the Boleo Property was undertaken by Min□ec. Such review included an independent review of the mineable reserves of copper-cobalt (conducted by Juan Manual Berlanga, Ph.D (Stanford), of Mexico City, Mexico) and an in-depth review of alternate flowsheets for the processing of ore from the Boleo Property. The review resulted in the issuance of a new Pre-feasibility study by Batemen Engineering Pty Limited, of Perth, Western Australia, in February 2002 (the "Bateman Study"). The Bateman Study principally focused on a new and simpler metallurgical flow sheet for the processing of ore from the Boleo Property (as compared to the process proposed in a earlier pre-feasibility by Fluor Daniel Wright for ICR). The Bateman Study utilized metal prices of copper -US$0.80 per pound; cobalt - US$8.00 per pound and zinc - US$0.45 per pound, based upon an independent marketing study prepared for Mintec. Based upon the Bateman Study, in March 2002, Bateman delivered a "Proposal for the Provision of Services for Boleo Definitive Feasibility Study Including Scope Definition Phase" (the "Bateman Proposal").

In addition to the Bateman Study, Mintec undertook a preliminary investigation into alternative mining methods, in particular potential underground mining of portions of the geologic resources and an investigation of a possible new geologic basin (the Montado SW Basin) that may be prospective for underground reserves.

Mintec was incorporated in Barbados in October, 1993 as part of a restructure of the ownership interests in the Boleo Property between Terratech and ICR During the period to 1997, Mintec, under the direction of ICR, conducted significant exploration and development of the Boleo Property; culminating in the issuance of a pre-feasibility study by Fluor Daniel Wright in September, 1997 (the "Fluor Study"). The Fluor Study utilized metal prices of copper - US$1.00 per pound; cobalt - US$12.50 per pound and zinc - US$0.65 per pound. In January 1999, in order to attempt to meet the requirements of its agreement with Terratech, ICR delivered a Feasibility Study (utilizing metal prices of copper - US$0.80 per pound; cobalt - US$6.00 per pound and zinc – US$0.48 per pound, assuming debt financing or copper - US$0.90 per pound; cobalt US$12.50 per pound and zinc - US$0.50 per pound, assuming an equity financing) which Feasibility Study concluded ***" (i) there is no prospect of commercial production being achieved in respect of the Boleo Project until there is a material improvement in the outlook for metal prices; (ii) the Boleo Project cash flows do not meet criteria for bankability under conservative assumptions; and (iii) the Boleo Project is unlikely to be developed until there is a sustainable and material improvement in the outlook for metal prices. As a result, in February of 1999, ICR placed the project on care and maintenance."*** A dispute arose between Terratech and ICR, as to whether the Feasibility Study delivered was in compliance with the agreement between the parties, which dispute was settled in February 2001 by ICR transferring all the issued shares of Mintec to Terratech; plus any inter-corporate indebtedness due to ICR from Mintec or MMB. Terratech subsequently capitalized any such inter-corporate indebtedness by increasing the share capitalization of Mintec to its current amount.

ICR in it's Annual Information Form (the "2000 AIF") dated July 10, 2000 for the year ended March 31, 2000, reported a global mineral resource estimate by Mintec Inc., of Tuscon, Arizona, for the Fluor Study, of 464 million dry tonnes grading 0.70% copper, 0.058% cobalt and 0.71% zinc, based on an arbitrary 1.0% copper-equivalent cut-off grade. Included within this global resource was a diluted mineable reserve in conceptual open pits containing 81.2 million tonnes grading 1.50% copper, 0.086% cobalt and 0.59% zinc, of which 70 million tonnes grading 1.29% copper, 0.089% cobalt and 0.62% zinc. The AIF noted that the *" geological resource estimate and the diluted mineable reserves were preliminary in nature and not intended to be a definitive statement of the geological resource or mineable reserve"*.
The Issuer has not done the work necessary to verify the classification of the resource or reserve; the Issuer is not treating them as a NI 43-101 defined resource or reserve verified by a Qualified Person and the historical estimate should not be relied upon.

Any additional drilling after the date of the above AIF did not detract from the above historical estimate. The Issuer and Mintec have reviewed information in regard to the geological procedures, data verification and quality control in regard to drilling, sampling and assaying procedures and methods of calculation of reserves in regard to the above estimates and believe the information to be reliable. The categorization of Mineable

Reserves appears to be in accordance with the CIM Standards on Mineral Resources and Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000, with the exception that proven and probable reserves may have been added together for scheduling purposes. It is unclear to the Issuer and Mintec whether the "Global mineral resource" estimate is in compliance with the CIM Standards, as it appears the stated global resource may combine measured, indicated and inferred resources.

In a report dated November 27, 2003, prepared by David Mehner, P.Geo., a Qualified Person, entitled an "Underground Resource Calculation and Review*, Boleo District calculated an underground indicated resource of 23,626,949 tonnes grading 2.11% copper (Cu), 0.09% cobalt(Co) and 0.42% zinc (Zn). In addition, a further 21,369,480 tonnes of inferred underground resources grading 2.25% Cu, 0.10% Co and 0.61% Zn have been identified. The bulk of this mineralization occurs in two distinct zones centered on Arroyo Providencia including 9,973,400 tonnes of indicated resources grading 2.50% Cu, 0.06% Co and 0.34% Zn and 19,581,800 tonnes of inferred resources at 2.24% Cu, 0.10% Co and 0.61% Zn. Within those resources are a higher-grade core including 6.9 million tonnes of indicated mineralization grading 2.82% Cu and 11 million tonnes of inferred at 2.73% Cu.

*Note the indicated underground resources represent approximately 34% of the overall open pit resources scheduled for mining in the Fluor Study. Further, approximately 71% of the inferred resources were from areas too deep for open pit mining in the Fluor Study.

Testwork by Lakefield Research, which enabled the oxide and sulphide minerals in the Boleo ore to be successfully leached under successive oxidation/reduction conditions, resulted in a provisional process flow sheet being developed, as summarized in a pre-feasibility study by H.A. Simons Ltd. (the "Simons Study") dated July 1995. Following completion of the Simons Study, control of ICR changed resulting in a change of management who initiated a new study. The principal contractor on this study (the "Fluor Study") was Fluor Daniel Wright, while other contractors included Mintec Inc., Dr. Giles Peatfield, Golder Associates, Nilsson Mine Services, Hazen Research, Lakefield Research, CMRI, Knight Piesold, Corporation Ambiental de Mexico and H.A. Simons Ltd.

Current management reacquired control of the Boleo Property in 2001 and undertook a new pre-feasibility study, the Bateman Study, which was completed in February 2002. The Bateman Study focused on modifications to the original hydrometallurgical process proposed in the Fluor Study to simplify the process and reduce the capital and operating costs.

In addition, MMB has commissioned various independent reserve, exploration and mining studies to examine the possibility of exploiting a portion of the mineral resources by underground mining techniques and to determine the possible existence of an unexplored geological basin in the vicinity of historic reserves that were previously exploited.

In support of the share exchange proposed with the Issuer, Mintec retained Ross Glanville & Associates Ltd. ("Glanville") to determine the Fair Market value of the Boleo Property. In a report dated February 7, 2004 (the "Glanville Report"), Glanville stated that in his opinion the Fair Market Value of the Boleo Property is approximately US$60 million (approximately CDN$78 million) with a reasonable range being between US$40 million and US$80 million.

Upon completion of the RTO and the equity financing disclosed herein and subject to the rights of Teck Cominco Limited set out below, the Resulting Issuer proposes:

(a) to conduct a pilot plant of the flow sheet proposed in the Bateman Study for recovery of copper, cobalt and zinc, plus other potential valuable mineral constituents from the Boleo Property ore;

(b) to examine the potential for underground mining of mineral resources at the Boleo Property by various mining methods, including the use of continuous mining machines such as those typically utilized in coal mining, as recommended by David Parkes, P.Eng.; and

(c) to commence the phase one drill program recommended in the Mehner Report to upgrade the categorization of the underground reserves from indicated and inferred, to measured and indicated; and

(d) to commence exploration, including drilling, of a new geological basin previously identified from regional geological and geophysical exploration to determine if Boleo style mineralization exists, and if so, to determine its significance (grade, thickness and arreal extent) as recommended in the Mehner Report.

It is anticipated that the above programs will be completed over a period of 12 to 18 months from commencement.

Pursuant to a "Sponsorship Agreement: Reverse Takeover" dated January 30, 2004, among Canaccord Capital Corporation ("Canaccord Canada"), the Issuer and Mintec, Canaccord Canada has agreed to act as sponsor to the Reverse Takeover of the Issuer by the Mintec Shareholders (the "RTO"). Canaccord Canada will be paid a sponsorship fee of $30,000 plus applicable Goods and Services Tax ("GST") (which GST is recoupable by the Issuer in due course).

Teck Cominco Limited Financing Agreement

The Issuer entered into a "Financing Agreement" with Teck Corporation (now "Teck Cominco") on the 30th day of October 1995, pursuant to which Teck Cominco has an option to acquire a 50% interest in, to become "Operator" of, and to finance a property in which the Issuer formerly had an interest in Newfoundland/Labrador. While the

prope□ty □hat was the subject of such agreement has been abandoned, the agreement granted Teck Cominco the right to enter into an agreement with the Issuer, on the same terms and conditions, on any projects that may be acquired by the Issuer up to December 31, 2010. Further, under the terms of the Financing Agreement Teck Cominco has a preferential right to participate in each equity financing (whether by way of an offering of the Issuer's securities to the public or by private placement or otherwise) undertaken by the Issuer on or before December 31, 2010. Teck Cominco has four business days from appropriate notice of such offering to elect what portion, if any, of the proposed financing it will provide. With respect to the current private placement and short form offering being conducted by the Issuer, Teck Cominco has provided notice that it does not have sufficient time to assimilate the technical information in regard to the Boleo Property to permit it to evaluate the investment and have therefore declined to participate.

Pursuant to the Financing Agreement, the Issuer has provided Teck Cominco with notice of the Issuer's right to acquire, indirectly through the RTO, an interest in the Boleo Property and Teck Cominco have affirmed that they are exercising their right to have the Boleo Property governed by such agreement (the "Option"). A pre-feasibility study (the Bateman Study) having been completed on the Boleo Property, the Issuer has delivered to Teck Cominco written notice to either exercise the Option (and become the Operator), failing which the Financing Agreement with respect to the Boleo Property will terminate. Teck Cominco has 90 days from delivery of such notice to complete its technical due diligence of the Boleo Property and either exercise the Option (the "Financing Commitment") or terminate its rights in regard to the Boleo Property. If Teck Cominco exercises the Option it will have a period of 24 months to prepare a Final Feasibility Study on the Boleo Property. After Teck Cominco has completed the Final Feasibility Study, it has 90 days in which to decide whether it will bring the Boleo Property into commercial production and to commit to arrange, on such terms and conditions as it in its reasonable discretion deems necessary or advisable, including as to acceptable security, for the provision of all monies or credit necessary to carry out all further exploration, development and construction costs of bringing the Boleo Property into commercial production (the "Final Commitment").

If Teck Cominco does not exercise the Option, then the Financing Agreement in respect of the Boleo Property will terminate. The Issuer may then independently proceed to have a Final Feasibility Study prepared or to bring the Boleo Property to commercial production. If the Issuer abandons its intention to do either of these, the Boleo Property may not be placed into commercial production by the Issuer unless Teck Cominco is again offered the Option.

If Teck Cominco exercises the Option and accordingly delivers the Final Commitment, the Issuer's then remaining 50% interest in the Boleo Property is to be a non-assessable carried interest to commercial production, subject only to the right for Teck Cominco to request the Issuer pledge its interest in the Boleo Property as security to a third party lender for providing construction financing.

If Teck Cominco exercises the Option and delivers the Financing Commitment it has the right to elect at any time before the Boleo Property is brought into commercial production to surrender its interest to the Issuer. Further, if it fails to deliver the Final Feasibility Study within 24 months or if it fails to give the Final Commitment within the 90 day period, then upon expiry of the 24 month or 90 day period, as the case may be, it is deemed to have elected to surrender its interest. In either circumstance Teck Cominco, will have no further right, interest or obligation in the Boleo Property provided that the Issuer would be required to repay to Teck Cominco the expenditures made by it, plus interest, from the net proceeds of production from the Boleo Property, which obligation would be secured by a mortgage against the Boleo Property.

If Teck Cominco exercises the Option and places the Boleo Property into commercial production, the Net Proceeds of production (Revenue less Operating Costs and Post-Production Capital Expenditures together with reasonable interest or financing costs associated therewith) would be shared as follows:

(a) 100% to repay third party project financing; then

(b) 100% to Teck Cominco until it has recouped all costs incurred by it from the time of completion of the Final Feasibility Study, including those costs related to the Financing but excluding any charge for general overhead or administration and any amounts paid under (a), together with an amount in respect of all obligations and liabilities related to the Boleo Property (whether accrued, accruing, contingent, conditional or otherwise, including by way of guarantee) which would be sufficient to fully discharge and fully release Teck Cominco from such obligations and liabilities, present and future; then

(c) 25% of the Net Proceeds to each of Teck Cominco and the Issuer and the remaining 50% of Net Proceeds to be shared by Teck Cominco and the Issuer in those percentages which are equal to the product obtained by multiplying 100% by a fraction of which the numerator is:

    (i) in the case of Teck Cominco, its aggregate costs from the time of delivery of the Financing Commitment to the time of completion of the Final Feasibility Report; and

    (ii) in the case of the Issuer, its costs prior to exercise of the Option;

and the denominator is the aggregate of clauses (c)(i) and (ii), until each of Teck Cominco and the Issuer has recouped its respective costs, plus interest; and thereafter

(d) 50% to each of Teck Cominco and the Issuer.

Teck Cominco has until May 3rd, 2004 to elect to exercise the Option.

Risk Factors

Commodity price risks

The Issuer (reference to the Issuer in this section shall also include the Resulting Issuer) does not currently generate any significant revenues from the sale of products from its properties (although the Issuer has received minor oil and gas revenues in the past year). Future revenues, if any, are expected to be in large part derived from the mining and sale of copper, cobalt and other metals. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Issuer's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new mine developments and improved mining and production methods. The effect of these factors on the price of metals, and therefore the economic viability of any of the Issuer's projects, cannot accurately be predicted.

Mineral Property risk – failure to complete positive feasibility study

Development of the Issuer's mineral properties will only follow upon obtaining a full detailed feasibility analysis. Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Issuer's mineral exploration and development activities will result in any commercial production. The long-term profitability of the Issuer's operations will be affected by a number of factors.

Inability to raise adequate funding

The Issuer's properties are currently being assessed for exploration and development and as a result, the Issuer has no source of operating cash flow. Any further significant work will likely require additional equity or debt financing, or the sale of all or part of the Issuer's interest in these properties. The Issuer has limited financial resources and there is no assurance that additional funding will be available to allow the Issuer to fulfil its obligations on existing properties. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development and the possible, partial or total loss of the Issuer's interest in certain properties.

Title Risk

Although the Issuer has received or will receive title opinions for any properties in which it has a material interest, there is no guarantee the title to such properties will not be challenged or impugned.

Reserve Estimates

There is a degree of uncertainty attributable to the calculation of ore reserves and corresponding grades being mined or dedicated to future production. Until ore is actually mined and processed, quantity of reserves and grade must be considered as estimates only. In addition, the quantity of reserves may vary depending on metal prices. Any material change in quantity of reserves, grade or recovery ratio may effect the economic viability of the Issuer's properties. In addition, there can be no assurance that metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract the metal from the resources and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the □unds required for development can b□ obtained on a timely basis.

Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Issuer has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of copper and other metals, any of which could result in work stoppages, damage to property, and possible environmental damage. The Issuer currently does not carry on any operations and as a result does not currently maintain liability insurance against such liabilities. Although the Issuer currently intends to obtain insurance when it commences operations, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Issuer might not elect to insure itself against such liabilities, due to high premium costs or other reasons, in which event the Issuer could incur significant costs that could have a materially adverse effect upon its financial condition.

Environmental Factors and Permitting

All phases of the Issuer's operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental Legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Issuer's operations.

Prior to any development on the Boleo Property, MMB must receive a permit from the Secretaria de Desarrollo Social of Mexico ("SEDESOL"). Although the Issuer expects that all necessary permits will be forthcoming, there is no guarantee that MMB will obtain all permits necessary to develop the Boleo Property.

Competitive Nature of the Mining Industry

There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Issuer competes with other mining companies, many of which have greater financial resources than the Issuer, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.

Country Risk

All of the Issuer's mineral activities will be conducted in Mexico, and although Mexico is a signatory to the North American Free Trade Agreement (NAFTA), the Issuer's activities will be exposed to various levels of political, economic and other risks and uncertainties. These risks include but are not limited to, hostage taking (while prevalent in many parts of Mexico it is uncommon on the Baja Peninsula where the Boleo Property is located), fluctuations in currency exchange rates, high rates of inflation, excessive import duties and taxes on the importation of equipment, expropriation and nationalization (while this has historically occurred it is not common), restrictions on foreign exchange and repatriation, changes in taxation policies, and changing political conditions, currency controls and government regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ local citizens.

Changes, if any, in mining or investment policies or shifts in political attitude in Mexico may adversely affect the Issuer's operations or profitability. Current activities and future operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications, and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Issuer's operations or future profitability.

Forward Looking Statements

Statements contained in the Filing Statement that are not historical facts are forwarding looking statements that involve risk and uncertainties. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Without limiting the generality of

the foregoing, such risks and uncertainties include interpretation of drill results, the geology, grade and continuity of mineral deposits, results of pre-feasibility study, recovery, accidents, equipment breakdowns, delays in exploration or development activities, political risks involving doing business in other nations and the policies of these other nations, and failure to obtain adequate financing on a timely basis.

3.2 Available Funds

The Issuer entered into a letter agreement with Canaccord Capital (Europe) Limited ("Canaccord") pursuant to which Canaccord agreed to act as Agent, on a reasonable endeavour basis, in connection with the private placement of 10 million units at a price of $1.00 per unit, each unit consisting of one common share and one-half common share warrant of the Issuer. This letter agreement has been replaced with a formal "Agency Agreement – Unit Private Placement" dated January 30, 2004 as amended February 13, 2004 and March 5, 2004, under similar terms and conditions with the exception that the offering has been changed to 10,666,666 units at $0.75 per unit, between Canaccord International Ltd. ("Canaccord International"), of St. James, Barbados and the Issuer. Canaccord International will be paid, at closing of the private placement, a corporate finance fee of $48,000, a commission of 6.0 percent of the gross proceeds received by the Issuer and will be granted an agent's warrant equal to 5.0 percent of the securities sold. Each agent's warrant will entitle the holder to acquire one common share of the Issuer for a period of 18 months from closing at the private placement price. Canaccord will be reimbursed for reasonable expenses, including travel expenses for any road shows and legal fees. Canaccord will be granted a right of first refusal on future financings for a period of 12 months. It is anticipated that the private placement will be at $0.75 per unit, with the attached warrants being exercisable at a price of $1.15 per share for a period of five years. The Issuer anticipates receipt of net private placement proceeds, before payment of Canaccord's out-of-pocket expenses but after the deduction of the $30,000 sponsorship fee to Canaccord Canada, of $7,442,000. (See "Particulars of Any Other Material Facts – Private Placement and Sponsorship"). In addition, the Issuer has entered into an agency agreement with Canaccord Canada to offer up to $2,000,000 by issuance of up to 2,666,666 Units, on similar terms and conditions as the private placement, to the public in British Columbia under Short Form Offering Document in accordance with the policies of the TSX Venture Exchange. If the entire Short Form Offering is completed, the Issuer will receive net proceeds, after deduction of $20,000 in anticipated costs related to such issue, of $1,850,000.

Upon completion of the transactions contemplated herein, it is expected that the resulting Issuer will have Available Funds as follows:

Source of Funds	Amount
Working Capital of the Issuer as of February 29, 2004	$4,486
Working Capital of Mintec as of February 29, 2004	($744,977)

Net Private Placement Proceeds	7,442,000
Net Proceeds from Short Form Offering	$1,850,000
Available Funds	$8,551,509

3.3 Principal Purposes

The resulting Issuer proposes to utilize Available Funds for the following purposes:

Use of Proceeds	Amount
To conduct an independent pilot plant of he hydrometallurgical process for reatment of Boleo ore, estimated at ustralian $3,623,484* converted at AUS$1=CDN$0.96	$3,478,545
To conduct underground test mining techniques as recommended by David Parks, P.Eng. at an estimated cost of US$1,800,000 converted to Canadian dollars at US$1:CDN$1.31	$2,358,000
To conduct an exploration drill program of the Montado SW Basin recommended in Mehner Report at a estimated cost of $327,000	$327,000
Estimated Cost to complete RTO	$153,000
Estimated Cost to complete private placement	$100,000
General Administrative & Property Maintenance Costs for 18 months**	$662,736
Issuer's management costs in regard to proposed expenditures***	$468,000
Working Capital to Fund Ongoing Operations	$1,004,228
Available Funds	$ 8,551,509

* Bateman received an estimate from Lakefield Oretest , of Perth, Australia, in February 2002 to conduct batch and pilot plant testwork to validate the flow sheet proposed in the Bateman Study. The 2002 estimate from Lakefield has not been reconfirmed to date and the amount of the cost may be different. If the cost is higher, the Issuer will have to either reduce the program, reduce its existing working capital or raise additional financing in order to have sufficient funds to complete the pilot plant.. In addition, proposals for this work are being solicited from other facilities. It is anticipated that the Lakefield proposal is a reasonable estimate of the cost of such work.

** General & Administrative costs on monthly basis consist of administrative cost in both Canada & Mexico and include the following:
Mexico City – Management US$4250

	Accounting	US$ 400	
	Claim Supervision	US$ 700	
	Telephone & office	US$ 350	
	Legal & Fiscal	US$ 500	
	Office rent	US$ 150	
Project Site	Core storage/office	US$1050	
	Telephone	US$ 500	
Sub-total		US$7900	CDN$10,112
Vancouver	Admin. Management	CDN$4000	
	Investor Relations	CDN$3000	
	Office Rent	CDN$4000	
	Transfer Agent	CDN$1000	
	Accounting	CDN$1000	
	Legal	CDN$ 833	
Sub-total		CDN $13,833	CDN$13,833
Annual or quarterly fees			
Audit (Canada & Mexico)		CDN$34000	
Quarterly reports		CDN$ 4000	
Concession fees & Surface Taxes (US$91,000)		CDN$116,480	
Sub-total		CDN$154,480	
Monthly average of annual & quarterly costs			CDN$12,874
Total Monthly Administrative Costs			CDN$36,819

*** Optimum Project Services Ltd. ("Optimum"), a company controlled by William Murray, a principal of Mintec and a proposed director and officer of the Resulting Issuer, is retained to provide engineering consulting and management services to Mintec. Such contract does not require William Murray to devote full time to the Mintec. Management of the Issuer and a significant portion of the supervision of the proposed work programs will be under the guidance of John Greenslade, as President, and Optimum; who will receive monthly remuneration as agreed to from time to time, and which combined remuneration is estimated at $18,000 per month. Funds may be paid to other directors and officers of the Company for services rendered to the Resulting Issuer or its subsidiaries from time to time. All such payments will be approved in advance by independent directors.

The Resulting Issuer will spend the funds available to it on completion of the RTO to further its stated business objectives set out in "Business of the Resulting Issuer".

The Short Form Offering is being completed on a best efforts basis, if less than the entire $2,000,000 is raised under such offering the Issuer will eliminate the drill program on the Montado Basin and if adequate funds are still not available the length of the underground test mining program will be reduced to ensure the Issuer has adequate working capital.

There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Resulting Issuer to achieve its stated business objectives.

The Issuer's Working Capital available to fund ongoing operations will be sufficient, assuming it did not use such funds for any other purpose, to meet its property maintenance and administration costs for at least 18 months.

3.4 Conflicts of Interest

The Issuer, Mintec and the Mintec Shareholders, and Canaccord are all arms-length parties. Other than the payment of negotiated fees and commission, none of the proceeds of the private placement will be applied directly or indirectly for the benefit of Canaccord.

4. Business of the Resulting Issuer

4.1 Description and general development of the Business

First Goldwater

First Goldwater commenced operations upon its incorporation in 1985 and, from 1994 to 1998, it was engaged primarily in the business of acquiring interests in, and exploring, mineral and natural resource properties. Since 1998, First Goldwater has pursued oil and gas opportunities in the United States. It is currently involved in an oil and gas project in Kern County, California Pioneer Canal prospect #61-9 Well, which is in production. First Goldwater has pursued numerous mineral prospects in Canada, Argentina, and Mexico which projects have now been discontinued. First Goldwater also has pursued several oil and gas prospects in the United States which prospects were subsequently abandoned. It intends to dispose of its current oil and gas prospects at, or prior to, the closing of the RTO and thereafter will focus on the development of the Boleo Property. For the year ended May 31, 2003, the Issuer received oil and gas income of $66,988 and incurred expenses of $194,467 for a loss of ($127,479). In addition, the Issuer incurred losses from other items (including write-offs of resource property, capital assets and loan receivable) of ($269,001) for a net loss of ($396,480).The largest expense was the amortization and depletion of resource property costs of $107,089.

Mintec International Corporation (see corporate organization chart on page 17)

Mintec was incorporated in Barbados in October, 1993 as part of a restructure of the ownership interests in the Boleo Property, Mexico, between Terratech and ICR, a TSE listed company that had an option to acquire a controlling interest in the Boleo Property. During the period to 1997, Mintec, under the direction of ICR, conducted significant exploration and development of the Boleo Property; culminating in the issuance of a pre-feasibility study (the Fluor Study) by Fluor Daniel Wright in September, 1997. ICR exercised its option to acquire 100% ownership of Mintec and, in accordance with the terms of the Option Agreement, an 87.4% interest in the Boleo Property, in August 1997 by the payment of US$14,933,433 to Terratech. Under the terms of the agreement between ICR and Terratech, ICR was required to complete a feasibility study on the

Boleo Property by February of 1999. A dispute arose between Terratech and ICR as to whether the Feasibility Study delivered by ICR met the definition of a feasibility study under the option agreement. Terratech and ICR settled the dispute prior to the arbitration by ICR transferring all the issued shares of Mintec to Terratech; plus any inter-corporate indebtedness due to ICR from Mintec or MMB. Terratech subsequently capitalized any such inter-corporate indebtedness by increasing the share capitalization of Mintec. Terratech is a wholly owned subsidiary of Tek Terra Corporation ("Tek Terra"), a Barbados International Business Corporation. Tek Terra is owned by the Mintec Shareholders. Tek Terra subsequently restructured its corporate holdings in Barbados and Mexico, resulting in Tek Terra owning all the issued share capital of Mintec and Mintec's wholly owned Mexican subsidiary MMB, and accordingly a 100% interest in the Boleo Property. In October, 2003, Tek Terra dividended all the issued shares of Mintec to its current shareholders.

After re-acquiring control of Mintec in 2001, Tek Terra conducted a complete geological, mining and processing review of the Boleo Property. Such review included an independent review of the mineable reserves of copper-cobalt, an in-depth review of alternate flow sheets for the processing of ore from the Boleo Property and an investigation into alternative mining methods, in particular potential underground mining of portions of the existing mineral resources. Such review resulted in the issuance of a new Pre-feasibility study by Batemen Engineering Pty Limited, of Perth, Western Australia in February 2002 (the "Bateman Study"). The Boleo Property is currently an exploration and development stage property.

4.2 Summary and analysis of financial operations

The table set out below provides information with respect to Mintec's financial operations during the last two financial years and for the period ended September 30th, 2003.

	Period ending September 30, 2003	Year ending December 31, 2002	Year ending December 31, 2001
Revenues	Nil	Nil	Nil
Gross Profit	Nil	Nil	Nil
Exploration and Development Expenses	$265,968	$579,027	$484,128
General and Administrative Expenses	$39,409	$131,415	189,727
Other Income/Gain on sale amounts	Nil	$1,222,488	$37,244
Net Income (Loss)	($260,935)	$481,445	($691,257)
Working Capital (Deficit)	($522,331)	($267,266)	($709,114)

Properties			
Deferred Research and Development	Nil	Nil	Nil
Other Assets – Resource Interests	$757,793	$756,521	$755,943
Long Term Liabilities	Nil	Nil	Nil
Shareholder's Equity			
Dollar amount	$287,136	$548,071	$66,626
Number of Securities*	10,000	10,000	10,000

* Mintec changed its authorized capital from 10,000 common shares to an unlimited number of common shares and subdivided its 10,000 issued common shares to 40,000,000 commons shares in October, 2003. Immediately thereafter Mintec's then sole shareholder (Tek Terra Corp.) distributed such shares to its shareholders.

There are 6,153,604 common shares in the capital of First Goldwater issued and outstanding as of the effective date of this Filing Statement, none of which are subject to escrow agreements. In addition, 40,000,000 shares of First Goldwater are to be issued pursuant to the RTO, all of which will be required to be escrowed pursuant to a Value Escrow Agreement with shares being released from escrow as to 10% on TSX Approval to the RTO and 15% each six months thereafter; resulting in all such shares being released from escrow at the expiry of 36 months from TSX Approval. If the Issuer becomes a Tier 1 Issuer the escrow release formula will be revised to the Tier 1 formula which would result in all such shares being released from escrow over an 18 month period. In addition to the escrow provisions, the Mintec Shareholders have agreed with Canaccord to voluntarily pool all 40,000,000 shares, with such shares being released from pool as to 50% of such shares 12 months after TSX Approval to the RTO, a further 25% at 18 months and the balance at 24 months. With the consent of Canaccord, shares may be released, in whole or part, from time to time, from the provisions of the pooling agreement at any time.

Discussion of Mintec Operations, Activities and Liquidity

In March 2001, ownership of Mintec was transferred from ICR to Terratech under a Settlement Agreement dated February 15th, 2001. Subsequent to such transaction, Mintec undertook a reorganization of the management of its Mexican subsidiary and a technical review of the mineral resources at the Boleo Property including a review of mineral resources at such property that may be amenable to underground mining methods. In addition, Mintec completed a new independent pre-feasibility study of the Boleo mineral deposit with Batemen Engineering Pty. Ltd. ("Batemen"), of Australia, which study was significantly focused on a new flow sheet for processing of the Boleo copper-cobalt- zinc mineral resource. The proposed flow sheet retains much of the front end leaching technology previously developed in the Fluor Study but then uses a solid liquid separation technique that greatly simplifies the process approach, with

commensurate reductions in cost. Further, Mintec retained various independent experts to review the underground mineral resources on the Boleo Property and the potential to extract such resources using seam mining techniques that are common in the coal industry. In addition, Mintec's geological staff recognized the potential for the discovery of a new geological basin that could, if mineralized, possibly host copper-cobalt-zinc resources similar to the historic grades (plus 3% copper) originally mined by the Companie del Boleo. Mintec received an independent geological report from Dave Mehner, P.Geo., dated November 27, 2003, (the "Mehner Report") recommending an initial exploration program to investigate this area. These investigations and review accounted for the majority of exploration expenses and a significant portion of the administrative expenses incurred in 2001 and 2002. Administrative expenses were higher in 2001 as a significant amount of the work related to the sale of MMB's tax losses in 2002 was incurred in the last half of 2001.

In particular, significant expenditures for the year 2001 included Metallurgical expenses of $113,299; Concession fees of $151,570 and Professional fees related to Exploration Expenses of $211,223. In addition, Professional fees of $103,040 were incurred as part of General & Administrative Expenses. Metallurgical and professional fees for such period related to work conducted by Bateman in regard to the investigation into a new flow sheet for processing of the Boleo copper-cobalt-zinc ore. In addition, professional fees were incurred in investigating mineral resources that may be amenable to underground mining techniques at the Boleo Property. Further, Professional fees included in General & Administrative Expenses were significantly higher in 2001 than in 2002 or 2003 as the majority of work related to the sale of MMB's tax losses (which closed in 2002) were incurred in 2001. Further, the corporate restructure in 2001 (discussed below) contributed to added General & Administrative expenses in such year.

As of March 2001, the Boleo Property was owned as to 87.4% by MMB (a wholly owned subsidiary of Mintec) and 12.6% by Minera Terra Gaia S.A. de C.V. ("MTG") (a Mexican corporation owned as to 90% by Terratech). In addition to the Boleo copper-cobalt deposit, MMB and MTG owned certain mineral concessions, co□tig□ous to the concessions covering the Boleo deposit, that contain a significant resource of gypsum. During 2001 Tek Terra, the then sole shareholder of Mintec and Terratech, effected a restructure of its subsidiary companies and underlying assets by causing MTG to transfer its 12.6% interest in the Boleo Property to MMB. The 87.4% interest in the gypsum resource held by MMB was in turn transferred to MTG. In addition, Tek Terra effected a restructure of Mintec and Terratech in Barbados. The effect of these transactions resulted in the following corporate and asset structure:


Mintec Shareholders
Tek Terra Corporation
(a Barbados IBC)
100% owned by Mintec
Shareholders


Terratech Environmental Corporation
(a Barbados IBC)
100% subsidiary Tek Terra
Mintec International Corp.
(a Barbados IBC)
100% subsidiary Tek Terra
Minera Terra Gaia S.A.de C.V.
(a Mexican company)
(90% owned by Terratech)
Minera y Metalurgica del Boleo S.A. de C.V.
(a Mexican company)
(100% owned by Mintec)
GYPSUM CONCESSIONS
(100% interest)
Boleo Copper Cobalt Concessions
(100% interest)

The effect of the above restructure was to simplify the corporate structure of Tek Terra by dividing the Boleo Property and the Gypsum property into two separate ownership structures rather than being intermingled between the various companies which was previously the result of the division of ownership between ICR and the Tek Terra group of companies. In October 2003, Tek Terra distributed all the shares of Mintec to the shareholders of Tek Terra (the "Mintec Shareholders"), thereby eliminating Tek Terra's role in the Boleo Property.

Historically ICR had advanced funds utilized in the exploration and development of the Boleo Property to Mintec as an intercorporate loan. As of December 2000, Mintec had a share capitalization of $145,768. Under the Settlement Agreement all intercorporate debts owed to ICR (or related entities) were assigned to Terratech. During 2001, Terratech capitalized such intercorporate debts due from Mintec into share capital resulting in an increase in the share capitalization of Mintec from $145,768 to $31,577,900.

During fiscal 2002, Mintec effected the sale of the tax losses of MMB, resulting from prior exploration of the Boleo Property. The transaction was completed by the incorporation of a sister company in Mexico, into which MMB's accumulated losses

were transferred together with a debt owed to Mintec and a portion of the share capital of MMB. The newly incorporated company was then sold to an arms-length party, effectively selling the tax losses. Mintec received $1,054,082 from such sale. The funds received from such sale were utilized to reduce monies due to its then parent Tek Terra and to fund continuing operations. In addition, during 2002, Mintec received $168,406 of "Other Income", which related primarily to consulting fees received in regard to a project of a related company. In 2001, Mintec received $28,877 in other income for providing management services to a related company.

Significant expenditures incurred during the year ended December 31, 2002 included $242,802 for metallurgical expenses and $207,610 for professional fees. As in 2001 these fees mainly related to the metallurgical work related to the delivery of the Bateman Study. In addition, MMB's managing director concluded that there was a probability that the Boleo Property may contain certain elements –indium, gallium & germanium- that had not previously been identified. During 2002, Mintec & MMB conducted a significant amount of work investigating proper assay procedures for these metals and subsequently re-assayed approximately 600 of the 900 drill holes that had previously been completed. The results while positive as to the content of these metals will require further testing during the feasibility study to determine their recovery and economic significance to the Boleo Property.

During the nine months ended September 30, 2003, Mintec incurred Exploration Expenses of $265,968 as compared to annual expenditures of $579,027 and $484,128 in the years ended December 31, 2002 and 2001, respectively. Included within the Exploration Expenses were concessions fees of $103,566, which fees were slightly higher than the year ended December 31, 2002 ($99,404) and significantly lower than the year ended December 31, 2001 ($151,570). The variation in annual concession was a result of MMB dropping certain concessions in 2002 that were not considered of significance to future development. Subsequently MMB re-interpreted the geology of the area dropped and determined that a portion of the concessions previously dropped may be perspective for Boleo style mineralization and the concessions were re-staked in 2003. Exploration concession fees increase annually over the life of such concessions and accordingly the re-staked concessions (being new concessions) were subject to lower initial annual fees than the original concessions dropped.

Metallurgical costs for the year 2003 remained significant, although lower than 2002, as management continued to pursue matters related to the revised flow sheet proposed by the Bateman Study. General and Administrative expenses were lower than previous periods primarily as a result of less site activity at the Boleo Property.

The costs of maintaining Mintec and MMB, and accordingly the Boleo Property, is approximately $262,000 per year. The local Barbados cost to maintain Mintec in recent years has been approximately $40,000 however such cost is expected to be reduced to approximately $15,000 for 2004 (and to cease thereafter) as it is proposed to continue Mintec to Canada during the year 2004 and thereafter merge Mintec into the Issuer. Neither Mintec nor MMB has any source of operating income and has historically

relied on its parent corporation and its underlying shareholders for funding to maintain its assets. Mintec made a corporate decision in 2003 to proceed, directly or indirectly, to convert to a reporting company and to attempt to raise equity capital to sustain the ongoing development of the Boleo Property. Mintec's shareholders have continued to supply necessary working capital and are committed to providing sustaining capital for the foreseeable future however, such sustaining capital would not have permitted significant further development of the Boleo Property. The merger proposed with First Goldwater and the private placement proposed herein will provide funds to proceed with the next stages of development of the Boleo Property and will provide necessary working capital, assuming such funds were not used for other purposes, for at least 10 years.

Mintec was formed as a Barbados company to take advantage of the Canada – Barbados Tax Treaty which permits dividends to flow from Barbados to Canada on a tax free basis. Dividends from Mexico to Barbados historically were subject to minimal levels of withholding tax and intercompany loans could (and still can) be repaid without tax implications. In recent years the tax legislation of Mexico was revised resulting in potentially onerous withholding taxes on dividends from Mexico to Barbados (and other low tax jurisdictions). While during the development stage of the Boleo Property Mexico's withholding tax does not cause significant problems, should such property be placed into commercial production it would have a material impact on the repatriation of profits. Accordingly, it is proposed to continue Mintec to Canada in order to take advantage of the favourable tax treatment between Mexico and Canada, particularly under the North America Free Trade Agreement.

There are currently loans outstanding to Mintec from Tek Terra Corporation in an amount of $698,500 as of December 31, 2003. The loans are demand loans and currently have no fixed repayment terms. It is expected such loans will be repaid from the private placement proposed herein. The loans are included in the working capital deficit of Mintec disclosed on page 11 hereof.

4.3A Mineral Properties

Boleo Copper/Cobalt Property, Baja California Sur, Mexico

Location, description and acquisition

The Boleo Property is located on tidewater on the east coast of the State of Baja California Sur, Mexico, adjacent to the town of Santa Rosalia, which occurs at 27°20' latitude, and 112°17' longitude, approximately 650 kilometres south of the United States/Mexico border (see figure 1). The project site elevation varies generally from 50 - 250 meters above sea level. The Trans-peninsular Federal Highway # 1 passes through the property. There are regular scheduled air services from the United States and mainland Mexico to both Loreto, which is a two hour drive to the south and La Paz which is a six hour drive to the south. The closest private airstrip is at Palo Verde a half hour drive away. Port facilities, which serviced the copper mine until 1985, are still being used twice a week by a ferry service to the mainland.

The Boleo Property is owned as to a 100% undivided interest by MMB and comprises 8 exploration concessions totaling 2,588.43 Ha and 7 exploitation concessions totalling 7,493.79 Ha (see figure 2). Government work obligations on the property are in good standing and an invested surplus exists such that the amount spent places the properties in good standing until the dates shown below. Table 1 table sets out title descriptions, date of claims and yearly dues.

Table 1

Exploitation Concessions for Minera y Metalurgica del Boleo S.A DE C.V

Claim	Title	Surface Has.	Annual US$	Expiry Date
El Boleo	218082	4,975.61	$43,363	September 28, 2050
El Boleo I	218092	72.45	$631	August 30, 2050
El Boleo II frac 1	216179	1,296.62	$11,300	September 28, 2050
El Boleo II frac 1A	218180	507.28	$4,421	September 28, 2050
Boleo III	212148	224.64	$1,958	August 30, 2050
Nuevo San Luciano	214189	150.00	$1,078	August 9, 2051
Boleo II frac 4	218975	267.16	$1,077	January 27, 2053
Total Exploitation Concessions=		7,493.79 Hectares		

Exploration Concessions

Claim	Title	Surface Has.	Annual US$	Expiry Date
Boleo X frac 5	211055	1.3829	$1.43	March 23, 2006
Boleo X frac 8	211058	3.9486	$4.10	March 23, 2006
Boleo X frac 9	211059	9.9612	$10.44	March 23, 2006
Boleo X frac 12	211062	3.1241	$3.21	March 23, 2006
Boleo X frac 16	211066	0.0068	$0.18	March 23, 2006
Biarritz B	219819	0.0055	$0.18	April 15, 2009
San Luciano 2		670.0000	$115.00	Sept. 29, 2009
San Luciano 3		1,899.0000	$321.40	Sept. 18, 2009
Total Exploration Concessions=		2,588.4291		

MMB also owns three surface lots which total 6,692.58 Hectares and which cover all of the identified mining areas. Table 2 sets out land ownership and annual dues.

Table 2

Description	Size/Hectares	Annual tax US$
El Boleo	6,553.55	2,118
Soledad Property	99.91	2,332
San Luciano Property	39.12	519

The Issuer will acquire the Boleo Property indirectly by the acquisition of Mintec and accordingly its wholly owned Mexican subsidiary, MMB. The Issuer and the Mintec Shareholders entered into a letter agreement, dated December 2nd, 2003 and subsequently amended on February 12, 2004 and March 8, 2004. Under the terms of the letter agreement, as amended, the Mintec shareholders have agreed to exchange all the issued

and outstanding shares of Mintec in consideration of the issuance to such shareholders of 40,000,000 shares in the capital of the Issuer, as follows:

Mintec shareholder	Number of shares
Barfield Nominees Limited[1]	14,700,000
ATC Trustees (Cayman) Limited[2]	7,350,000
ATC Trustees (Cayman) Limited[3]	4,900,000
J. Richard Evans & Macgregor Robertson[4]	13,050,000

1. Barfield is a nominee corporation for Barings Trustees Guernsey Limited, who hold the shares as the trustees of a Guernsey trust in which Robert Mouat, of Nassau, Bahamas, is a discretionary beneficiary.
2. ATC Trustees Cayman Limited holds such shares as trustee of a discretionary trust, of which Stephen Holmes, of West Vancouver, British Columbia, is indirectly a potential discretionary beneficiary.
3. ATC Trustees Cayman Limited holds such shares as trustee of a discretionary trust, of which John Greenslade and his family, of West Vancouver, British Columbia, are indirectly potential discretionary beneficiaries.
4. J. Richard Evans & Macgregor Robertson hold such shares as trustees for various trusts of which the following parties and their respective families are directly or indirectly potential discretionary beneficiaries:
   (i) William Murray, of Richmond, British Columbia, as to 5,100,000 shares;
   (ii) Michael Northrop, of Riyadh, Saudi Arabia, as to 7,350,000 shares;
   (iii) Tawn Albinson, of Mexico City, Mexico, as to 600,000 shares;

The share exchange is subject to the Issuer completing an equity issue to raise gross proceeds of $10 million or on such other terms as may be acceptable to legal counsel for the Mintec Shareholders.

The letter agreement and the subsequent amendments thereto were negotiated on an arms-length basis between the Issuer and the Mintec Shareholders. A valuation report (the "Glanville Report") dated February 7, 2004 was prepared at the request of Mintec, on behalf of the Mintec Shareholders, by Ross Glanville, P.Eng. to support the issuance of the 40,000,000 shares of the Issuer to the Mintec shareholders under a "Value Escrow Agreement" in accordance with policy 5.4 of the TSX. It is Glanville's opinion that the Fair market Value of the Boleo Property is approximately US$60 million (CDN$78 million) with a reasonable range being between US$40 million and US$80 million (CDN$52 million and CDN$104 million).

Exploration and development history

Previous operators

By all accounts, copper was discovered at Boleo in 1868 and owned by two residents of Guaymas, Sonora, Mexico. Early mining (of +20% copper) was from open cuts on surface exposures of oxidized copper ore. This material was hauled by wagon to the beach, whence it was shipped, beginning in 1872, to smelters in Europe or at Guaymas. Several small companies operated between 1875 and 1884, but declining copper prices made operations difficult and some of the firms failed. On May 16, 1885

the Compagnie du Boléo (later to be known in Mexico as the Compania del Boleo, S.A. - "the Boleo Company") was formed in Paris, backed mainly by the banking interests of the French house of Rothschild.

On July 7, 1885, the Compagnie du Boleo acquired, from the Mexican government, all miniôg claims extant in the region and a concession on about 20,655 hectares. Operations began in 1885 and early work involved a systematic organization of mining and ôonstruction of a smelter, port facility, townsite and other infrastructure. In 1922, a new smelter was built to produce blister copper, which was shipped to Tacoma, Washington, for refining. The Compagnie du Boléo was active from 1885 to 1938, when it went into liquidation. It continued operations on a small scale until 1948, when it was reorganized as Boleo Estudios e Inversiones Mineras, S.A. From 1938 on, much of the smelter feed was supplied by small groups of independent miners (poquiteros), who re-worked backfilled slopes, robbed pillars and worked smaller, lower grade mines. Their work is poorly documented. Smelting operations were suspended in 1954. Nearly all of the ore mined in this period was won from extensive underground mines throughout the district.

In 1954, operations were taken over by the Compañia Minera Santa Rosalia, S.A., jointly owned by the Federal and State Governments and private Mexican interests and managed by the Comisión de Fomento Minero ("Fomento Minero" - the Mexican Bureau of Mines). It attempted to sustain copper production by re-opening the smelter and by building a leach-precipitation-flotation (LPF) plant to treat dump material and small amounts of underground ore produced by *poquiteros,* to produce a concentrate for the smelter. Recoveries in the LPF plant are reported to have been about 60% in the early years but diminished with time as the plant deteriorated. Small amounts of ore mined underground by poquiteros, especially from the San Guillermo mine, were smelted directly. Fomento Minero attempted a mechanical mining trial in 1979 using a small F6-A Alpine boom machine. The ore was easily mined by the machine but the operators had difficulty erecting roof supports and transferring ore to conveyors. These problems may have been due to operator inexperience and lack of parts. The smelter continued operation, treating material produced by poquiteros and concentrates from off-shore, until final closure in 1985.

During the latter years of operation at Boleo, there was some exploration in the form of diamond or churn drilling by both French and Mexican concerns. This work was concentrated in a few relatively restricted areas of the district, especially on deep material near the southeast corner of the present property. There were no assays for other metals (such as cobalt, zinc, gallium, indium or germanium) in any of these holes and only portions of the mineralized units were sampled. These results were thus of little importance in the overall scheme of a modern exploration program which sought to find a way of developing the deposits by efficient extraction of all metals. During the 1960's and early 1970's, the Mexican operating company, in an effort to find more reserves for the LPF plant, undertook an underground program in which it blocked out a resource of backfill material in the Apolo mine area reported to be of the order of

660,000 tonnes grading about 1.60% copper, with an unknown cobalt and zinc content. This material was never mined.

After cessation of operations at Boleo in the 1980's, the bulk of the district was held in the strategic National Mining Reserve until 1991. Some months after the release of the ground from the reserve, much of the district was acquired by MTG, which company and Terratech subsequently optioned the concessions to MMB and ICR.

The following table summarises the best estimates available of total metal production from the district. Tonnages and grades are on a wet basis

Period of Production	*Tonnes Mined*	*Avg.Grade Copper %*	*Tonnes Treated*	*Production Tonnes Cu*	*Recover (Approx.%)*
to 1884[1]	c. 54,400	24.00	c . 54,400	c. 10,400	assume 80
1886 - 1947[2]	13,622,327	4.81	13,585,813	540,342	assume 83
1948 - 1952[3]	817,300	3.95	817,300	c. 27,000	assume 83
1953 - 1972[3]	1,118,200	3.95	1,118,200	c. 36,500	assume 83
1973 - 1985[3]	720,900	3.02	720,900	c. 18,000	Assume 83
1964 - 1972[4]	2,500,000	1.40	2,500,000	n/a	Average 48

1. Ore shipped directly to European or Mexican smelters; quoted as about 60,000 (short) tons. Copper metal production based on assumed smelting recovery.

2 Material treated in the Boleo smelter as direct smelting ore. Some minor discrepancies in quoted figures, but overall pattern clear. Production up to June 30, 1947.

3 Mining from various mines by poquiteros. Treatment method and recovery percentage not stated, but presumably direct smelting; assumed recovery based on historical value. Metal production back-calculated using assumed recovery figure. Assumes that all material mined was treated.

4 Production of dump material from various mines, used to feed the LPF (leach-precipitation-flotation) plant. Recovery estimate from ICR, when combined with the smelter losses would give overall recovery in the 35 - 45% range. Metal production not calculated due to various uncertainties.

Exploration and development by MMB and ICR

Over the period October 1993 to March 1997, MMB (under the direction of ICR) undertook four separate diamond drilling campaigns which resulted in the completion of 828 holes totalling in aggregate over 68,685 metres of drilling. In addition, there were 28 holes either redrilled or twinned, and 58 large diameter holes drilled to recover metallurgical test samples. Core size was, for the most part HQ (63.5 mm dia.) with

some reduction to NQ (47.6 mm dia.) when necessary because of drilling problems. In many places, where there was a considerable thickness of overlying stratigraphy above the expected position of the mineralized mantos, such material was triconed and coring was begun near the target horizon. Core recovery was, for the most part, very good to excellent.

Trenching: A total of 108 trenches were dug by hand or small mechanical excavator to expose mineralized mantos, in order to supplement the diamond drilling program. The trenches were designed to provide cheap alternatives to drill holes and to better define the erosional limits of various mantos. Ten larger trenches were also dug using a bulldozer, in order to expose the base of Mantos #2 and #3 and to provide sites for bulk sampling.

Metallurgical Sample Collection: Metallurgical samples were derived from a variety of sources, including routine drill core sample reject material, dedicated metallurgical drill holes and bulk surface samples. Fifty-eight holes totalling 2,947 metres were drilled specifically to obtain material for metallurgical work. These included five HQ (63.5 mm diameter) holes for 300 metres drilled in 1995, and an additional 53 six inch (15.2 cm diameter) holes totalling 2,647 metres drilled in 1995 and 1996.

Two 3-tonne samples (16 barrels each) were collected by MMB staff from bulldozer and mechanical excavator trenches in the Saturno area. These samples were shipped to Hazen Research (Hazen) in Denver. In addition, two 10-tonne samples were collected and shipped to be used for grinding / scrubbing tests.

The principal metallurgical testwork was carried out on a series of bulk samples collected by backhoe trenching and large diameter core drilling. Characterization testwork was undertaken on more than 250 assay composite pulps. All testwork samples were carefully chosen by ICR geologists to represent typical ore types on all ore beds and all areas in t□e mine plan. Additionally, fifteen □rums and fifteen bags of material for co-mingling tests were collected using hand tools and a backhoe, under the supervision of a Knight Piésold LLC. The samples were taken from hangingwall rocks above the #2, #3A and #3 mantos and sent to Hazen in Denver.

Geology, mineral deposits and reserves

General geology and structure of the Boleo Property

The Boleo Property covers a very large proportion of a series of sediment-hosted stratabound copper deposits of major areal extent. The basic geological setting is a shallow near-shore marine basin containing Pliocene and Pleistocene terrigenous clastic sedimentary rocks (conglomerates and sandstones) with several extensive relatively thin but continuous tuff layers. The younger strata in particular include broad areas which probably represent paleo-beach deposits, and contain abundant shallow-marine shelly faunas. The Boleo basin is floored by a basement of generally andesitic volcanic rocks of early to middle Miocene age. These rocks probably had a source to the east, in the present

Gulf of California, and appear to have formed near-shore emergent islands during deposition of much of the Pliocene and younger succession. The clastic sediments had a source to the west; sedimentation may well have been controlled by the opening of the Gulf of Mexico, a complex process which apparently began as early as 13 to 17 million years ago, but which only produced the present width of gulf much later, probably at about 4 to 6 million years.

The geology of the Boleo region, as well as most of this portion of Baja California, is imperfectly known. Many previously accepted stratigraphic names are now out of favour, and the overall geologic history is uncertain. Notwithstanding, the Boleo district itself has been studied and reported on in detail by Wilson and Veytia (1949) and by Wilson and Rocha (1955).

Copper and cobalt, with variable amounts of zinc and traces of lead, as well as locally mineable bodies of manganese oxide, are related to the tuff layers interbedded with the coarse clastic sedimentary rocks. The tuff layers are composed mainly of montmorillonitic clay, derived from alteration of tuff fragments, glass shards, etc., with variable amounts of intermixed coarser non-volcanic clastic material. Copper is widespread, occurring as chalcocite with lesser amounts of bornite and chalcopyrite in the unoxidized sulphide zone (generally below the present water table), and a large number of "Oxide" copper minerals including chrysocolla, malachite, azurite, atacamite, cuprite, tenorite and several uncommon and rare minerals. Gypsum is common in veins throughout many of the stratigraphic units in the district, and locally at the (interpreted) base of the Pliocene succession forms bedded units as much as 80 metres thick. Gypsum is mined a few kilometres north of the Boleo Property. Manganese oxide deposits also occur in the tuff layers, usually peripheral to the copper bearing areas. Several copper bearing tuff layers have been explored; the bulk of the copper production has been from the Number 3 and Number 1 beds – the bed numbers increase with relative depth.

The Type of, dimensions of, and grade of mineralisation

In the Boleo district there are up to seven mineralized horizons that occur as relatively flat to generally shallow dipping, stratabound and stratiform beds or mantos. These include, with increasing depth, manto 0, 1, 2, 3AA, 3A, 3 and 4. Generally ore grade material will only occur in one bed in a given area although there are a couple of exceptions. Historically the major producing manto has been number 3, which yielded approximately 83% of all production between 1886 and 1985 when the mine shut down. Most of the remaining production has come from manto 1 in the southeast portion of the Boleo area where manto 3 is absent. Both mantos have similar metal contents. A small amount of production has come from the widespread but generally thin manto 2 while an even smaller level of production has come from the relatively restricted manto 3A.
Based on previous studies and exploration work, the mantos which offer the most potential for hosting significant economic underground reserves are manto 1 in the southeast part of the Boleo district and manto 3 throughout the district. Manto 2 has potential to host small reserves in two restricted areas in the central and north part of the district. Mineralization in manto 3A, even where good grade, was not included in the

calculations in the Mehner Report as it is considered too close to manto 3 (usually only 5 to 8 meters above manto 3 but in places they coalesce) to permit underground mining of both it and manto 3.

The mantos themselves tend to be clay rich with laminated basal zones generally less than 1 meter thick overlain by intrabasin slump breccias up to 20 meters thick. Underlying lithologies vary from predominantly ortho-conglomerates in the heart of the Boleo basin to coarse sandstones typically containing pebbles of Comondu volcanics. The contact between the mantos and footwall rocks is sharp.

Overlying lithologies vary from fine to medium grained sandstones. Contacts between them and the clay rich slump breccias is gradational.

Metals of interest in the mantos include copper, cobalt and zinc. Ore minerals include a fine grained, complex assemblage of primary sulphides including pyrite, chalcocite, chalcopyrite, bornite, carrolite, sphalerite and secondary minerals including malachite, azurite, boleite, pseudoboleite and cumengite. Mineralization is generally finely disseminated over intervals up to 20 meters thick in the slump breccias. The richest material typically occurs in the laminated basal section of the manto which historically (1886 to 1953) averaged about 80 cm grading 4.76% copper. Cut-off grade for the smelter was reportedly above 3% copper meaning a large tonnage of "low grade" material was left behind (Bailes et al, 2001). In fact, the historic mining methods employed concentrated on removing the basal part of the manto, extracting the 80 cm thick copper rich zone and then back-filling the stope with the low grade material (often 2%-3% Cu plus Co and Zn credits) referred to as "retaque". Cobalt and zinc were not historically recovered.

The principal metals of economic importance exhibit both vertical zoning and district wide lateral variation. Within individual mantos, copper is enriched at the base, zinc towards the top and cobalt is more or less evenly distributed. Stratigraphically, vertical zoning shows a trend of zinc enrichment from the lowest manto (#4) to the uppermost mantos. Lateral variations indicate the central core of the Boleo subbasin is copper rich flanked by a zinc rich marginal zone. Cobalt is variable and shows no clear correlation with copper or zinc.

Geological Procedures, Data verification and Quality Control

Logging, Sampling and Analysis Procedures

In the drilling procedures developed at Boleo by ICR, drill core was transported by MMB personnel to company warehouses in Santa Rosalia. There the boxes were labelled and core recoveries calculated. Geological logging followed, with marking of appropriate sample intervals. Core in these intervals was split with a mechanical splitter (or a knife in poorly consolidated material). The boxes with the remaining core are racked in one secure warehouse in Santa Rosalia and the core boxes containing unsampled material are stored in the Apolo adit (a large, secure underground opening northwest of the town).

Core samples were crushed and sub-sampled at a commercial facility in Hermosillo, Sonora. Preparation procedures varied over the life of the project. The finally established process (by ICR) involved crushing, grinding and sub-sampling of pulps in Hermosillo, with shipment of the pulp sub-samples to North Vancouver for assay. Reject and pulp samples were returned from Hermosillo to Santa Rosalia for archiving. Essentially, all reject and pulp samples for the entire drilling project are now securely and systematically stored in Santa Rosalia and the Apolo adit.

After logging complete holes, geologists prepared summary logs and computer code logs for entry into a computer database. Assay results, which arrived from the laboratory in digital electronic form, were transferred directly to the computer database and subsequently entered manually into the drill and summary logs by the ICR geologists. This provided a cross-check of the assay results with the expected results based on visual examination.

Bulk Sampling: Hand and excavator trenches dug to expose mantos for sampling were cleaned out and marked on surface in two metre intervals for mapping and sampling control. Geological intervals were marked out with red paint and channel sampled. Geology, sample numbers and lengths, trench azimuths, inclinations and slope lengths were recorded on a log for each trench. Trenches were mapped graphically at a scale of 1:100. Locations of trenches were calculated using tape and compass surveys from known points. Results of trench sampling were detailed in an MMB report dated April 6, 1997.

Old mine dumps were sampled in order to arrive at an estimate of the tonnage and grade of easily obtainable material to be used as initial plant feed. Dumps were mapped by chain and compass at a scale of 1:500, with detailed grid control established for each dump. A total of 3,460 samples were collected from 88 dumps. Dump sampling was by a variety of methods. Initial channel samples were taken from hand-dug trenches 40 to 60 centimetres deep and 50 to 60 centimetres wide on the inclined sides of dumps. Samples were taken over two metre intervals in the troughs. The troughs were also logged geologically. A second phase of sampling on more promising dumps consisted of hand and backhoe pits on the level portions of the dumps. Where possible, distinct "stratigraphic" units were sampled.

Analytical Procedures: Assaying of material from the Boleo mantos has to take into account the combination of sulphide, mixed and oxide material. The sulphide and oxide variation coupled with the fine clays, the hygroscopic nature of much of the material and its highly variable manganese oxide content, presented considerable problems. Early assay work by SGS-XRAL Laboratories in Hermosillo, Sonora (SGS-Hermosillo), by a perchloric acid digestion technique, resulted in erratic assays and cobalt grades that were ultimately shown to be less than total by a factor of nearly 15% on average.

The apparent problems with the original assay database led to a decision to re-assay about 6,800 samples, essentially all of the mineralized intercepts obtained prior to the spring

1997 drill campaign. This re-assay program is described in detail in a report by Peatfield and Smee (1997) with an update on analytical precision by Peatfield (1997).

Choice of Analytical Procedure: After a considerable amount of testwork, a total digestion involving four acids (nitric, hydrochloric, perchloric and hydrofluoric) was chosen as most appropriate for the entire range of mineralogical types, metals and grade ranges. This technique is aggressive enough to liberate essentially all of the pertinent elements, including copper, cobalt, zinc and manganese.

Choice of Analytical Laboratories: Based on their demonstrated performance in the overall analyses of the standards and on the fact that they had a preparation facility in Hermosillo to facilitate sample shipment, Chemex Labs Ltd. (Chemex) of North Vancouver were chosen by ICR as the lead laboratory for the re-assay program. The second choice, Mineral Environments Laboratories (Min-En) of Vancouver were chosen to assay duplicate pulps as a check on the Chemex results.

The exploration assay data base at Boleo was subjected to a rigorous quality control (QC) procedure, to ensure the accuracy and define the precision of the results. Accuracy was controlled by the use of regularly inserted standards. Such standards were prepared from material from the deposit in question and spanned the appropriate concentration range. The grades of the standards covered the lower "cutoff", mean concentration and expected upper end of the concentration range for the principal metal(s) of interest. A further check on accuracy was provided by inter-laboratory checks.

ICR and MMB took the view that a reserve based on a database with no QC is essentially worthless for preparing a bankable feasibility study.

Quality Control Procedures and security of Samples

All assays for the re-assay program and subsequent drilling were controlled by the use of three dedicated standards (in addition to laboratory standards), prepared from Boleo material and inserted in rotation at every twentieth position in the sample stream. Boleo assay standards were prepared by CDN Resource Laboratories (CDN) of Burnaby, British Columbia and subjected to multiple round-robin analyses by six different laboratories to establish confidence limits for copper, cobalt, zinc, manganese and iron. In some cases, results were used from only five laboratories.

The controlling factor in preparing composites for assay standards was copper grade; the three standards have copper grades near the probable copper cut-off (about 0.51%), near the mean grade (about 1.12%) and near the upper limit of expected values (just over 7.41%). Corresponding cobalt grades are appropriate, but unfortunately, zinc grades of all three standards were low, so more reliance must be placed on laboratory standards.

Monitoring of the standards assays showed that all assay reports were acceptable from the point of view of the standard assays falling within the acceptable limits. This

observation is supported by the fact that the pulp duplicates analysed at the check laboratory agree within acceptable limits with the original assays.

Precision levels were calculated for pulps during the re-assay program. This was designed to test the precision of the analytical procedure, and the results were most gratifying. For systematic re-assays of pulp samples, the calculated overall precision values for copper, cobalt and zinc at values above what might reasonable be regarded as "cut-off" values are in all cases less than 5 percent (relative variation). Detailed descriptions of the process and the relevant statistics are contained in a report by Peatfield and Smee (1997).

Precision levels calculated for sub-set of reject duplicates, to monitor the effects of sample preparation, showed only slight differences from those calculated for the pulp duplicates; in the case of zinc, the values were essentially the same. This indicates that there is little uncertainty introduced by the process of preparing pulps from rejects.

Current extent and condition of underground exploration and development, and any underground plant and equipment

The majority of the historic production at the Boleo Property was from underground mining, the majority of which workings have been backfilled and are unaccessible. There are however, numerous of the historic underground workings which remain, at least, partially open and accessible for the assessment of underground mining conditions. In addition there are numerous historic shafts on the property that may with significant upgrading provide access to underground. There is currently no underground plant and equipment.

Current extent of any surface plant and equipment

MMB has erected warehouse and office facilities on site primarily to meet certain requirements proposed by the local municipality as a condition of the purchase of the surface rights to the land.

Mineral Resources

Historically reported resources

ICR in it's Annual Information Form (the "AIF") dated July 10, 2000 for the year ended March 31, 2000, reported a global mineral resource estimate by Mintec Inc., of Tuscon, Arizona, for the Fluor Study, of 464 million dry tonnes grading 0.70% copper, 0.058% cobalt and 0.71% zinc, based on an arbitrary 1.0% copper-equivalent cut-off grade(*). Included within this global resource was a diluted mineable reserve in conceptual open pits containing 81.2 million tonnes grading 1.50% copper, 0.086% cobalt and 0.59% zinc, of which 70 million tonnes grading 1.29% copper, 0.089% cobalt and 0.62% zinc were scheduled for production over a 17 year mine life. The AIF noted that the " *geological resource estimate and the diluted mineable reserves were*

preliminary in nature and not intended to be a definitive statement of the geological resource or mineable reserve."
The Issuer has not done the work necessary to verify the classification of the resource or reserve; the Issuer is not treating them as a NI 43-101 defined resource or reserve verified by a Qualified Person and the historical estimate should not be relied upon.

The Fluor Study utilized metal prices of copper - $1.00 per pound; cobalt - $12.50 per pound and zinc - $0.65 per pound. In January 1999, in order to attempt to meet the requirements of its agreement with Terratech, ICR delivered to Terratech a Feasibility Study (utilizing metal prices of copper $0.80 per pound; cobalt - $6.00 per pound and zinc – $0.48 per pound assuming debt financing or copper - $0.90 per pound; cobalt $12.50 per pound and zinc - $0.50 per pound, assuming an equity financing) which Feasibility Study concluded ***" (i) there is no prospect of commercial production being achieved in respect of the Boleo Project until there is a material improvement in the outlook for metal prices; (ii) the Boleo Project cash flows do not meet criteria for bankability under conservative assumptions; and (iii) the Boleo Project is unlikely to be developed until there is a sustainable and material improvement in the outlook for metal prices. As a result, in February of 1999, ICR placed the project on care and maintenance."***

Any additional drilling after the date of the above AIF did not detract from the above historical estimate. The Issuer and Mintec have reviewed information in regard to the geological procedures, data verification and quality control in regard to drilling, sampling and assaying procedures and methods of calculation of reserves in regard to the above estimates and believe the information to be reliable. The categorization of Mineable Reserves appears to be in accordance with the CIM Standards on Mineral Resources and Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000, with the exception that proven and probable reserves may have been added together for scheduling purposes. It is unclear to the Issuer and Mintec whether the "Global mineral resource" estimate is in compliance with the CIM Standards, as it appears the stated global resource may combine measured, indicated and inferred resources.

Underground Resources - Mehner Report

In a report dated November 27, 2003 (the "Mehner Report"), prepared by David Mehner, P.Geo., a Qualified Person, entitled an "Underground Resource Calculation and Review*, Boleo District calculated an underground indicated resource of 23,626,949 tonnes grading 2.11% copper (Cu), 0.09% cobalt(Co) and 0.42% zinc (Zn). In addition, a further 21,369,480 tonnes of inferred underground resources grading 2.25% Cu, 0.10% Co and 0.61% Zn have been identified. The bulk of this mineralization occurs in two distinct zones centered on Arroyo Providencia including 9,973,400 tonnes of indicated resources grading 2.50% Cu, 0.06% Co and 0.34% Zn and 19,581,800 tonnes of inferred resources at 2.24% Cu, 0.10% Co and 0.61% Zn. Within those resources are a higher-grade core including 6.9 million tonnes of indicated mineralization grading 2.82% Cu, and 11.0 million tonnes of inferred at 2.73% Cu.

*Note the indicated underground resources represent approximately 34% of the overall open pit resources scheduled for mining in the Fluor Study. Further, approximately 71% of the inferred resources were from areas too deep for open pit mining in the Fluor Study.

In calculating these resources, a cut-off grade of approximately 1% copper was used but not always rigorously applied as in the case of drill holes with voids. Dilution grade was not determined but a "ballpark" eyeball estimate is 0.3% to 0.5% copper. Cutting of individual high-grade assays was not considered necessary.

Based on the aerial extent of contiguous mineralized blocks, regardless of whether the resource has been classified as indicated or inferred, the "center of gravity" for the resources appears to be Arroyo Providencia. This is based on the approximately 15,205,500 of inferred tonnes grading 2.21% Cu, 0.12% Co and 0.67% Zn in manto 1 to the immediate southeast in the Rancheria and San Luciano areas and the 9,973,400 tonnes of indicated resources grading 2.50% Cu, 0.06% Co and 0.34% Zn plus 4,376,287 tonnes of inferred resources grading 2.35% Cu, 0.05% Co and 0.38% Zn in manto 3 to the immediate northwest.

Of importance from a mining perspective is the presence of slightly higher grade cores in both of these areas. To the southeast, higher grade inferred resources total 7,579,000 tonnes grading 2.73% Cu, 0.12% Co and 0.58% Zn. To the northwest, higher grade indicated resources total 6,918,200 tonnes at 2.82% Cu, 0.06% Co and 0.41% Zn, while higher grade inferred blocks total 3,441,581 tonnes grading 2.73% Cu, 0.06% Co and 0.40% Zn.

The Mehner Report states that although more drilling will be required to prove up these resources, early indications suggest the area centred on Arroyo Providencia has potential to host sufficient resources to provide enough ore feed to keep a mill of 7000* tonnes a day operating for about 11 years with upwards of 60% coming from slightly higher grade blocks averaging 2.7% copper or better. Accordingly the initial focus of future work should first concentrate on determining whether underground mining using a continuous miner can in fact extract the daily tonnage needed to make the project viable given the expected grades and thickness of the known mineralized zones. If the underground test is successful and automated mining appears workable, a program of in-fill drilling should be then be undertaken to verify the resource base and bring all mineralized blocks in these two areas into at least the indicated category. Blocks grading 2% Cu or better should then be brought up to the measured resource category. If the underground mining test does not work in this area, a reassessment of mining methods will need to be undertaken and the in-fill drilling program postponed for the time being.

* note. For reference only, the decision on any mill throughput rate will be determined as part of a Feasibility Study. This assessment is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

In addition to the resources identified in the Mehner Report, Mehner states that the potential to add to the resource base through further exploration is considered excellent. By far the biggest unknown is the unexplored Montado SW basin where potential to find further resources within the footwall and hanging wall zones of the Juanita fault is considered good. Accordingly, in conjunction with upgrading the resource category in the area centered on Arroyo Providencia, a modest exploration program which begins testing the Montado SW basin is recommended by Mehner. The potential quantity and grade in these areas is currently conceptual in nature as there has been insufficient exploration to define a mineral resource in this portion of the property and it is uncertain if further exploration will result in the discovery of a mineral resource, and if discovered, whether the thickness, grade and aerial extent will be sufficient to be of economic significance.

The second exploration target consists of ten discrete blocks adjacent to existing resources where further drilling has an excellent chance of expanding outward, the known zones of mineralization and adding as much as 6 million tonnes to the resource base. Exploration of these areas can be delayed until underground test mining has been initiated.

Mehner Report Recommended Exploration Program and Budget

To carry out the underground mining test proposed by D. Parkes, initiate exploration in the Montado SW basin and up-grade the classification of resources in mantos 1 and 3 centered on Arroyo Providencia, a two Phase exploration program is recommended.

Phase I would focus on the underground mining test in manto 1 and 3 of the Rancheria and Providencia-Purgatorio areas and will be carried out under the guidance of a mining engineer experienced with continuous miners. The location of the test site(s), which remain to be determined, will address two principal issues: can sufficient tonnage be extracted in a timely fashion on a daily basis from known underground resources in mantos 1 and 3 and what ground support, if any, will be required to extract mineralization from these clay-rich mineralized beds.

Phase I would also include initial exploration work on the Montado SW basin. Six drill holes totaling 1520 meters are recommended. This work, which if successful, could identify mineralized beds that are higher grade and or thicker than those known in the main Boleo basin is recommended regardless of the outcome of the underground mining test.

Phase II is an in-fill drilling program which is recommended to reduce drill hole spacing in higher-grade blocks within the Rancheria and Providencia-Purgatorio areas. In the Rancheria area, 18 holes averaging 165 meters each for a total 2970 meters would reduce the drill hole spacing to about 300 meters. In Providencia-Purgatorio, part of the recommended drilling would reducing hole spacing in higher-grade areas and bring more of the resources into the indicated category. The other portion of the drilling would be infill in areas where holes are currently 250 to 700 meters apart. It is expected 25 holes

averaging 120 meters, or 3000 meters in total will be required. The Phase II program will be contingent upon successful results in the underground mine testing.

The underground mining test will require further assessment

The estimated budget for Phase I is as follows:

Underground mining test as per D. Parkes, P. Eng. Recommendations	$ 2,358,000
Exploration drilling, Montado SW basin 6 HQ holes, 1520 meters; including all associated costs	*327,000*
Total Phase I	$ 2,685,000

Phase II budget: contingent upon successful underground mine test results

Drilling to upgrade underground resource categorization in manto 1 and ,3 *Rancheria and Providencia-Purgatorio areas* Includes 5970 meters of HQ core drilling, assays, water, road construction, Wages, travel and room and board.	*$1,296,900*

Underground Test Mining Program

In a report prepared by David Parkes, P.Eng., (the "Parkes Report"), and attached as an addendum to the Mehner Report, an underground trial mining program is proposed to determine the viability and costs related to extracting mineral resources from the Boleo Property utilizing a room and pillar system. The test mining program will include associated instrumentation, geotechnical work and data accumulation to ensure the mining system is suitable for this type of deposit.

Parkes estimates the cost of the test mining program at between US $1,500,000 and US $1,800,000 (say, CDN$2,358,000). Mintec is currently investigating the utilization of a mining contractor experienced with the use of continuous miners for such program.

The proposed room and pillar system should provide the flexibility required for the conditions at Boleo, such as faulting, changes in gradient, changes in thickness, and to leave behind patches of barren ore. The method, typically, is to drive pairs of entries (roadways)in the ore horizon about 100 metres long with a continuous miner where the roof is bolted and thus secured. Adjacent to such roadways lie the productive ground (the mining panels) where the continuous miner mines into such panels and on the retreat from the entry the continuous miner will slice the pillar remaining to one side (or both sides). In this de-pillaring exercise, walking hydraulic roof supports provide immediate support without the need to set roof bolts. In addition, the walking supports are large enough to hold up about 10 square metres of roof, which will quickly encourage the strata behind them to break off and reduce stress.

Parkes notes that there is a considerable body of information from the historical mining at Boleo. A comprehensive review of the old mine plans from all the areas, plus the data

from relevant diamond drill holes, will allow mine planning, and development of performance and costs for the new development areas. In addition, the following four parameters are required to enhance development of designs for an underground mine plan:

a) Perusal of extensive working plans prepared by the (original) Compania de Boleo: at a scale of 1:1,000.
b) Geotechnical Testwork to provide the necessary information for efficient and safe methods of mining and its design.
c) Additional assays, and
d) Revisiting the appropriate diamond drill data, and supplementing as required.

The trial mining program is anticipated to provide data on the costs of underground mining as well as the requirements for temporary ground support in mining areas, including the method, and anticipated cost, of roof support, as well as examining the appropriate method for removal of ore to surface; such as shuttle cars, conveyors, or a mixture of the two. In addition, ventilation requiremen¬s will be considered based upon the need for cooling air underground. Underground and surface temperatures at the Boleo Property can exceed 52^0 C.

The first phase of the Bateman Study comprised a review in which the existing testwork database was evaluated in detail to determine whether a number of proposed circuit modifications to the flowsheet proposed in the Fluor Study were viable and offered promise of lower capital and operating costs. Extensive batch and pilot plant Testwork on the full range of Boleo ore types was undertaken prior to the Fluor Study and was reviewed by Bateman. Testwork reviewed included:

(a) Scrubbing testwork. Hazen Research Inc. carried out a series of rotary trommel and log washer tests that were reported under "Investigation of Attrition Methods of Comminution of El Boleo Ore", October, 1996. Both modes of attrition were effective in breaking down the clay portion of the ore although no attempt was made to measure the energy requirements. While the value of this testwork has largely been discounted in the Fluor Study, the Bateman Study indicates that in their experience with this type of ore it is better to scrub out the clay up front and accordingly they recommend use of a drum scrubber.

(b) Milling Testwork. A.R. Macpherson carried out three Testwork programs, initially to determine Bond Work Indices and accordingly grindability of the Boleo Ore, during 1996 and 1997. The results of these studies was to utilize a single stage SAG mill with 4,250 KW of installed power, operating in a single stage circuit with cyclones. The Fluor Study reduced the size of the SAG Mill and mill power to 1,900 kW based upon the clay content of the ore. The Bateman Study disagreed with the Fluor recommendation and recommended the milling circuit be revised to incorporate a single stage scrubbing operation, with scrubber oversize

crushed to ball mill feed size. A ball mill would be configured to grind material in the scrubber undersize above the target leach grind size. This circuit configuration takes account of the high clay component in the ore, which is removed initially in the Bateman Flow Sheet.

(c) Leaching. The Bateman Study notes that a number of leaching programs have been carried out on the Boleo ore types. Bateman concluded the most appropriate best set of data to use for their study was a series of 235 leach tests carried out by the Colorado Minerals Research Institute (CMRI) using a standard leaching technique to test the proposed two stage oxidative/reductive leach. The results of these tests allowed Batemen to make conclusions about operating conditions in the leach stages and the requirement to control manganese dioxide and carbonate grades in the plant feed to contain reagent costs.

(d) Solid/liquid separation. Settling tests were carried out on leach residue by Process Research Associates in 1995 and on leach slurries from April 1996 to July 1997 by Pocock Industrial Inc. to investigate the settling behaviour of a range of Boleo ore types. A breakthrough in the thickening testwork came at the end of the fourth program by Pocock where, for the first time, a continuous test rig was run with flocculated solids injected into a bed of flocculated solids. This work achieved an immediate step change improvement in the unit area requirements in comparison to that achieved in cylinder tests on the same samples.

While the preliminary testwork was never followed up, the improvement in settling rate identified is typical of that achieved by changing from conventional thickening to high rate thickening where injection of the slurry into a settling bed reduces unit area requirements. While further testing is required, Bateman concludes that the recovery of copper, zinc and cobalt from the clear countercurrent overflow is now believed to be feasible from the review of the Pocock work.

(e) Solvent Extraction. A report titled "Recovery of Metals from Boleo Ore – Leaching and Solvent Extraction Testwork" published in 1996, summarizes a series of solvent extraction tests done by Lakefield Research, using synthetic and actual leach solutions. A 33.5 hour continuous pilot campaign was run using leach liquor as feed solution. This showed that copper could be extracted from the feed solution. A review of the zinc and cobalt extraction tests, using organic acids lead Bateman to recommend that a more conventional and commercially proven sulphide precipitation, re-leach and SX/EW route be adopted for zinc and cobalt recovery.

Fortunately a large proportion of the testwork is relevant to both the process flow sheet proposed in the Fluor Study and the proposed flow sheet in the Bateman Study. The Fluor

process employed a novel in-pulp method of copper, cobalt and zinc recovery from the leach slurry. Bateman extensively modified the Fluor flow sheet for the treatment of the polymetallic mixed oxide/sulphide ore body, resulting in a new flow sheet based, in part, on the existing front end flow sheet (the oxidative/reductive leach) and in part on appropriate, commercially proven, unit operations that can be applied to metal recovery.

The Bateman Flow Sheet

The Boleo ores are characterized as either sulfide or oxide ores. The sulfide ores contain finely divided copper and base metal sulfide minerals. In order to leach copper, cobalt and zinc from these sulfide minerals, oxidation is necessary. The level of manganese dioxide present in the Boleo ores is oxidizing enough to oxidize the sulfide minerals in the Boleo ore. In the oxide ores, metals (especially cobalt) are partly contained within manganese dioxide phases. It is therefore necessary to reduce these ores to leach the manganese dioxide phases and associated metal values (copper, cobalt, zinc) into solution. The Boleo ores therefore have an ideal combination of ores requiring oxidation and ores requiring reduction. This leads naturally to an oxidation – reduction leach circuit.

Oxidation



$MS + MnO_2 + 2H_2SO_4 = MSO_4 + MnSO_4 + 2H_2O + S$, where M = Cu, Co, Zn

Reduction or residual manganese oxide



$MnO_2 + SO_2 = MnSO_4$

The high clay content of the Boleo ores makes solid – liquid separation of the leach slurry difficult. In the Fluor Study, an "in-pulp" precipitation process for copper, cobalt and zinc was developed to avoid the difficulties associated with the solid – liquid separation after leaching. In contrast, the Bateman Flow Sheet uses conventional solid-liquid separation processes designed to cope with the clayey Boleo ores followed by conventional recovery of copper, cobalt and zinc from a clear solution.

The Bateman Flow Sheet starts with oxidative and reductive leaching followed by downstream metal recovery using conventional technology. After leaching the copper, cobalt and zinc to the maximum extent, the leach slurry is subjected to a conventional solid-liquid separation (CCD thickener circuit) followed by copper, cobalt and zinc recovery from the clear leach solution. The following metallurgical steps are included (see Figure 3):

- Scrubbing of Whole Ore Feed with crushing and Ball Milling;
- Primary acid leaching with site manufactured acid;
- Reducing acid leaching using site manufactured sulfur dioxide
- Counter Current Decantation (CCD) washing of leach slurry to recover clear solution and reject barren washed solids to waste;
- Solvent extraction – electrowinning of copper to produce cathode copper as a saleable product;

- Bulk precipitation of cobalt and zinc with hydrogen sulfide (H_2S);
- Washing of bulk cobalt-zinc sulfide precipitate followed by autoclave re-leaching to dissolve cobalt and zinc into solution
- Solvent extraction – electrowinning of zinc and cobalt to produce zinc and cobalt metal as saleable products

The Bateman Flow Sheet is believed to be a simpler, less costly route to processing the Boleo ore. The novel in-pulp method of base metal recovery employed in the Fluor Study has been set aside.


Boleo Ore
Ore Preparation
- Scrub. + Ball Mill
Rejects
H2SO4
Oxidation
Leach
Leach Residue
H2SO4 + SO2
Reduction
Leach
Wash Water
CCD Wash
Copper SX/EW
Copper Cathode
Oxygen
Washed Tails
to Disposal
H2S
Sulfide
Precipitation
Sulfide Leach
Barren Solution
To Disposal
NaOH
Zinc SX/EW
Zinc Cathode
NaOH
Cobalt SX/EW
Cobalt Cathode

Figure 3. Simplified Bateman Flow Sheet.

Capital and Operating Cost Estimates

The plant design in the Bateman Study was based in the first instance on the daily throughput rate of 11,500 tonnes per day (t/d), proposed in the Fluor Study. This allowed Bateman to use a large part of the Fluor Study in assessing the infrastructure and design issues together with estimating capital and operating costs.

The Bateman Study estimated the direct capital cost for an 11,500 t/d process plant to produce copper, zinc and cobalt metal at US$202 million, which escalated to US$ 271 million once indirect costs were included. Operating costs for such plant were estimated to be US$7.20 per tonne.

The Bateman Study relied on the Fluor Study in regard to the cost of mining the Boleo ore utilizing conventional open pit mining. The Fluor Study estimated the open pit mining costs at US$6.65 per tonne and capital costs (for an owner operated fleet) of US$84.59 million for equipment and facilities. Open pit mine design and mill processing facilities in both the Fluor Study and the Bateman Study were based upon mining and processing 11,500 tonnes per day of run-of-mine ore to yield approximately 48,000 tonnes of copper, 3,000 tonnes of cobalt and 18,000 tonnes of zinc annually. The average life of mine strip ratio (tonnes of waste per tonne of ore) of the open pit mine proposed in the Fluor Study, for primary feed to the process plant, was estimated at 18:1.

The Bateman Study did not include capital costs in regard to pre-production costs, mine drainage works, waste dump construction, mining equipment, mine rehabilitation costs, mine closure and environmental costs etc. For economic analysis purposes these costs were taken by Bateman from the Fluor Study, in which a high strip ratio open pit mine was proposed. The Bateman Study focused on the development of a simpler and more cost effective method for processing of the Boleo ore. It was acknowledged that the open pit mining method proposed in the Fluor Study was a feasible mining method, albeit with a significantly high strip ratio. It is proposed in the next phase of development of the Boleo Property to investigate the technical and economic feasibility of extracting mineral resources utilizing underground mining methods with the intention of subsequently examining, as part of a new feasibility study, the scheduling of mineral resources from a combined underground and, in areas of lower strip ratio, open pit operation. Neither Bateman or Fluor estimated the cost of an underground mining operation. The feasibility of an underground operation will be investigated as part of the current work being undertaken. The existence of proven and probable underground reserves will be determined once underground mining costs are known from the proposed test mining program and the completion of the proposed "in-fill" drilling program.

Bateman Feasibility Study Proposal

In March 2002 Bateman delivered a Proposal for the provision of services for Boleo Definitive Feasibility Study Including Scope Definition Phase (the "Bateman Proposal"). The Bateman Proposal acknowledges that while all the unit opera'ions in the flow sheet proposed in 'he Bateman Study utilize known technology and are based upon commercially operating plants, the existing testwork database was focused on validating the earlier more complex flow sheet proposed in the Fluor Study, hence further batch and

pilot testwork is required to prove the Bateman flow sheet. A batch and pilot testwork program for the validation of the proposed "Definitive Feasibility Study" (DFS") is incorporated in the Bateman Proposal to be undertaken as part of the DFS.

It is proposed that the production of the DFS will involve two phases:
Phase 1: Study Definition Phase; and
Phase 2: Definitive Feasibility Study.

The Study Definition Phase is intended to review all data generated to date to ensure a clear understanding of what data is held, the reliability and adequacy of the data for the purpose intended and an understanding of what deficiencies exist and areas where additional engineering or investigation is required to complete the DFS. Phase 1 will involve a site visit by a team of senior experts consisting of the study manager, process manager, geologist/geo-technician, mining engineer, environmental scientist and an infrastructure engineer. Phase 1 is expected to take 4 – 6 weeks from commencement at an estimated cost of US $179,041.

The Bateman Proposal provides that the Scope of Services for the DFS will be based upon the document prepared during the Scope Definition Phase and accordingly the budget and scope of works listed in the Proposal for the DFS are only estimates.

The Bateman Proposed for the DFS assumes that no additional drilling will be required to produce a "bankable study". However, based upon the Mehner Report, and the intention of the Resulting Issuer to examine the potential for underground mining of mineral resources, further drilling and the results of the test underground mining program will be required to define an "underground mineable reserve.

The Bateman Proposal includes cost estimates for the provision of various portions of the DFS. As the proposal was issued in 2002, Mintec has requested that Bateman obtain updated proposals for certain of the costs; in particular, the pilot plant.
The costs in the Bateman Proposal were based on Australian dollars and converted to US$ at the then prevailing exchange rate. The AUS$ / US$ exchange rate has changed significantly during the past year. The following table sets forth the estimated cost of the DFS set out in the Bateman Proposal in Australian dollars and the Canadian dollar equivalent based upon the current exchange rates.

AREA	DELIVERABLES	COST		COMMENTS
		Australian $	Canadian $	
1				
Sub Total	Study Definition Phase	$313,009	$300,489	
2	Geology, Mining, Environ, Geotech, Tailings	$ -		Included in Consultants, Bateman
				Allowance for mgt included in study Mgt.
	Metallurgy	$ 68,400	$65,664	
	Process plant and infrastructure	$1,214,820	$1,166,227	

	Implementation & estimate	$102,160	$98,074	
	Risk, compilation & management	$98,796	$94,844	
	Study management	$545,600	$523,776	
	Expenses	$162,848	$156,334	
	Consultants and Testwork.	$5,545,274	$5,323,463	Based on proposals from consultants.
	Contingency Taxes	$773,790	$742,838	To be reviewed. 10% used for estimate purposes only. **No Mexican, Canadian or Australian Taxes have been allowed**
Sub Total	Bankable Feasibility Study	$8,511,688	$8,171,220	*** This is an estimate only and requires study definition as per Phase 1 work
Total	Phase 1 and phase 2	$8,824,697	$8,471,709	

The Resulting Issuer considers that in proceeding to a Definitive Feasibility Study the most important item in the Bateman Proposal is the completion of the batch and pilot plant testwork to demonstrate the viability of the flow sheet proposed in the Bateman Study. Until such flow sheet has been validated by such testwork it is not considered prudent to proceed with the completion of the remaining items in the DFS.

Accordingly, at this time the Resulting Issuer proposes to proceed only with the batch and pilot plant testwork portion of the Bateman Proposal. Bateman received an estimate from Lakefield Oretest of Australia. ("Lakefield") for such testwork in 2002. The Lakefield testwork proposal is indicated below to demonstrate the potential scope of work in this phase. A final decision on the testwork, and in particular the location and facility to be utilized, has not been finalized.

Lakefield indicates that the proposed flow sheet to be evaluated consists of two stages of continuous pilot campaigns. The first stage comprises atmospheric acid leaching, SO2 leaching, neutralization, counter current decantation (CCD), copper solvent extraction, copper electrowinning and mixed sulphide precipitation (MSP). This stage is to be conducted in concentrated seawater. The second stage pilot plant circuit includes pressure oxidative re-leach of MSP, two solution purification steps, zinc solvent extraction, zinc electrowinning, cobalt solvent extraction and cobalt electrowinning.

A throughput rate of 890 kg of ore per day for a length of 40 days is proposed for the first stage of the campaign. The second stage pilot plant is to run for 14 days at a feed rate of 18 kg of MSP per day.

Lakefield intends utilizing the well established pilot-plant facilities at their laboratories in Perth, Western Australia, and to utilize a team of permanent staff with the necessary knowledge and experience within Lakefield to ensure an efficient and professional service so as to meet all the objectives of the programme within the desired time schedule.

Lakefield will provide an independent, comprehensive technical report, which will focus on the primary objectives. This report, and the data contained therein, will be to the standard required for bankability and feasiblility purposes. Lakefield has previously provided bankable technical reports in the areas of pressure leaching, acid neutralization, iron removal, mixed sulphide and mixed hydroxide product precipitation, solvent extraction and electrowinning. Approximately 45 tonnes of typical ore types will be required for the study proposed by Lakefield. It is anticipated that ore for the batch and pilot plant testwork will be generated from the proposed underground test mining program.

The primary objective of the integrated pilot testwork program is to validate the proposed flowsheet to process Boleo ore in order to produce London Metal Exchange (LME) grade copper, zinc and cobalt cathodes. The main objectives of the testwork campaign are as follows:

- Metallurgical testing of 6 composites of Boleo ores that are believed to be representative of the proposed mine operation. The purpose is either to supplement an existing testwork database or to provide sufficient data on unit operations that were not tested previously.

- Continuous operation of a hydrometallurgical pilot plant (Stage 1) configured to reflect the current state of the planned process flowsheet, incorporating the integrated unit operations of atmospheric H_2SO_4 acid leach (AL), reductive SO_2 leach (RL), primarily neutralization (PN), counter current decantation (CCD), copper solvent extraction (CuSX) of the over flow (O/F), secondary neutralization of the underflow (U/F), copper electrowinning (CuEW), mixed hydroxide precipitation of the copper raffinate with NaHS (MSP) and filtration and washing of the MSP.

- Continuous operation of a hydrometallurgical pilot plant (Stage 2) set up to reflect the current process flowsheet, incorporating the integrated unit operations of pressure oxidation leach (POX), primary solution purification (PSP), filtration, secondary solution purification (SSP), filtration, primary zinc solvent extraction (PZn SX), secondary zinc solvent extraction (SZnSX), zinc electrowinning (ZnEW), cobalt solvent extraction (CoSX), zinc removel by ion exchange (CoIX) and cobalt electrowinning (CoEW) with recycle of 90% primary ZnSX raffinate to POX.

- The Stage 1 pilot plant campaign would be operated as four continuous integrated runs of ten days duration, each of which is followed by a break of one to two

weeks for plant clean-up/maintenance/circuit modifications. During this break Lakefield would prepare an interim report that summarizes plant process data, stream chemical analyses, mass balances (by unit operation), and reagent consumptions.

- The Stage 2 pilot plant campaign would be operated as two continuous integrated runs of seven days duration, with a break of one week in between for plant clean-up/maintenance/circuit modifications. As for Stage 1, an interim report is issued during this break.

- The first run in both stages incorporates commissioning and generating representative slurry to fill the pilot plant circuits. This will shorten the time required in the subsequent runs to bring the over-all circuit to steady state conditions.

- During the subsequent three runs any process issues identified with the proposed flowsheet will be systematically addressed. Process parameters required for engineering design purposes will be measured/confirmed and progressively modified (optimized) as necessary. Sampling and analyses of the pilot plant streams will be performed to enable mass balancing, and the determination of metals deportments and reagent consumptions.

Lakefields estimated budget for the testwork program is as follows:

Item	AUD$	CDN$
Batch Testwork Programme	197,148	189,262
Continuous pilot campaign Stage 1 (720 hours plus 240 hours Commissioning/ramp-up)	2,480,336	2,381,123
Continuous pilot campaign Stage 2 (120 hours plus 252 hours Commissioning/ramp-up)	946,000	908,160
TOTAL	**AUD $3,623,484**	**CDN$3,478,545**

Mintec has requested proposals from other qualified testing laboratories and is currently awaiting receipt of the same. A decision on the location of such testwork will be completed once all proposals are reviewed.

5.0 Corporate Information

5.1 Name, Incorporation and Intercorporate relationships

Mintec International Corporation was incorporated under the laws of Barbados, as an International Business Corporation, on the 7th day of October, 1993. Its registered office in Barbados is located at the offices of The Corporate Secretary Limited, Whitepark House, White Park Road, Bridgetown, Barbados, B.V.I. Mintec is in the process of applying to the Barbados corporate registry to Continue its corporate charter

under the Canada Business Corporations Act. It is anticipated that Mintec will be continued to Canada in early 2004.

First Goldwater Resources Inc. ("First Goldwater") will be the Resulting Issuer after the acquisition of Mintec but will be under the control of the current shareholders of Mintec. First Goldwater will remain a British Columbia company with an address for service at Suite 1502 – 543 Granville Street, Vancouver, British Columbia. First Goldwater currently has a Nevada subsidiary Goldwater Energy Inc., which will be disposed of at, or prior to , closing of the RTO. It is currently proposed that at the next general meeting of the members of First Goldwater shareholders will be asked to approve a special resolution to continue under the Canada Business Corporations Act and to change its name to Baja Mining Corp.

5.2 Intercorporate Relationships

Upon completion of the transactions disclosed herein and prior to any subsequent continuances, the Resulting Issuer, its wholly owned subsidiaries, the laws under which they were incorporated and the date they came into existence will be as follows:


FIRST GOLDWATER RESOURCES INC.
British Columbia
July 15, 1985
MINTEC INTERNATIONAL LIMITED
Barbados
October 7, 1993
100%
MINERA Y METALURGICA DEL BOLEO S.A. de C.V.
Mexico
June 30, 1994
100%

5.3 Existing share capital and prior sales

(a) **MINTEC INTERNATIONAL CORPORATION SHARE CAPITAL TABLE**

	Column 1	Column 2	Column 3
	Number of Issued Securities	**Price per Security**	**Total Consideration**
(a) Prior sales of securities within the last 12 months	**nil**	**n/a**	**n/a**
(b) Issued as of January 31, 2004	**40,000,000**	**$0.789[1]**	**$31,577,900**

1. During the year Mintec amended its corporate charter to increase its authorized share capital from 10,000 common shares to an unlimited number of common shares. As of December 31, 2002, Mintec had 10,000 common shares outstanding and share capital of US$21,095,204, which share capital was converted to CDN$31,577,900. In addition in October 2003, Mintec split its issued capital on the basis of 4,000 new shares for each issued share, resulting in 40,000,000 shares being issued at an effective price of CDN$0.789 per share.

(b) FIRST GOLDWATER RESOURCES INC. SHARE CAPITAL TABLE

	Column 1	Column 2	Column 3
	Number of Issued Securities[3,4]	**Price per Security**	**Total Consideration**
(a) Prior sales of securities within the last 12 months	5,000,000[1] 137,450[2]	$.10 $0.13	$500,000 $17,868
(b) Issued as of January 31, 2004	6,153,604		$6,480,886

1. 5,000,000 Units were issued at a price of $0.10 per Unit. Each unit consisting of one share and a warrant to purchase a further share for a period of two years at a price of $0.13 per share.
2. Issue of 137,455 shares at $0.13 per share on exercise of warrants issued in 1 above.
3. 10,666,666 Units, consisting of one share and one-half share purchase warrant, are to be issued by private placement concurrent with the RTO. The private placement shares will be subject to a hold period of 4 months from the date of issuance. In addition, 2,666,666 Units, consisting of one share and one-half share purchase warrant, are to be issued under a Short Form Offering Document ("SFOD") concurrent with the RTO. Canaccord Canada will receive 30,000 units as a corporate finance fee under the SFOD. Units issued under the SFOD will not be subject to a hold period.
4. First Goldwater is authorized to issue 200,000,000 common shares without par value.

(c) FIRST GOLDWATER TRADING HISTORY

The following is the trading history of the Issuer on the TSX Venture Exchange on a weekly basis for the six weeks prior to the date hereof and monthly for the preceding 12 months.

Period	High	Low	Volume
Stock Halted December 2, 2003			
December 1 – 2, 2003	$0.50	$0.41	3,200 (Stock halted)
November 24 – 28, 2003	$0.42	$0.36	66,067
November 17 – 21, 2003	$0.45	$0.40	158,575
November 10 – 14, 2003	$0.40	$0.40	60,949
November 3 – 7, 2003	$0.40	$0.27	44,292
October 27 – 31, 2003	$0.30	$0.23	7,686
2003			
October	$0.30	$0.23	50,433
September	$0.35	$0.17	78,277
August	$0.20	$0.14	12,594
July	$0.20	$0.11	28,836
June	$0.19	$0.105	49,969
May	$0.15	$0.125	6,893
April	$0.145	$0.14	12,404
March	$0.17	$0.12	9,660
February	$0.26	$0.14	17,377
January	$0.23	$0.16	42,640
2002			
December	$0.25	$0.18	64,437
November	$0.30	$0.20	108,095

5.4 Fully diluted share capital and consolidated share and loan capital

(a) Fully diluted share capital

	Description of Securities	Number of Securities	Percentage of Total
(a) Issued by First Goldwater as of January 31, 2004	Common Shares	6,153,604	8.27%
(b)Securities Reserved by First Goldwater for future issue as of January 31, 2004 (excluding	Warrants outstanding Stock options	4,862,550 260,000	6.54% 0.35%

securities to be issued pursuant to the RTO			
(c) Securities to be issued in consideration fro all the issued share capital of Mintec	Common shares to be issued on RTO	40,000,000	53.78%
(d) Securities to be issued pursuant to a concurrent private placement	Private Placement Private placement warrants Agents warrants	10,666,666 5,333,333 533,333	14.34% 7.17% 0.72%
(e) Securities to be issued pursuant to SFOD	SFOD Shares SFOD warrants Agents Warrants Corporate Finance fee shares Corporate Finance fee warrants	2,666,666 1,333,333 133,333 30,000 15,000	3.59% 1.79% 0.18% 0.04% 0.02%
(f) Securities to be reserved for issuance in connection with the RTO	Stock options	2,390,000	3.21%
Fully diluted issued		74,377,818	100%

* The description indicates the nature of the security or transaction under which common shares will be issued, with the number of securities indicated being based on the number of common shares to be issued on such transaction.

(b) Consolidated Share and Loan Capital for the Issuer and the Resulting Issuer

Designation of Security	Amount authorized	Amount outstanding as of the date of the most recent balance sheet	Amount outstanding as of the Most Recent Month End	Amount to be outstanding in Resulting Issuer upon completion of the RTO including concurrent private placement and

				SFOD
Common shares without par value	200,000,000	6,016,149	6,153,604	59,516,936

1. Mintec has an accumulated deficit as of September 30, 2003 of $31,290,764. Such amount primarily relates to amounts expended on the exploration and development of the Boleo Property. First Goldwater has an accumulated deficit as of its year-end, May 31, 2003, of $6,370,947, which relates to prior exploration and development expenditures on various mining and oil and gas prospects, the majority of which have been abandoned. After making adjusting entries resulting from the merger of First Goldwater and Mintec, the proforma financial statements of the Resulting Issuer indicate an accumulated deficit of $31,290,764.
2. Mintec has no shares that are subject to rights, options and warrants.
3. First Goldwater has reserved 14,860,882 shares for issuance under options and warrants outstanding on completion of the RTO.

5.5 Foreign Listed Issuers

Mintec is currently a Barbados International Business Corporation, however it is in the process of applying to the government of Barbados to allow it to continue its corporate charter to Canada.

One of the directors, Robert Mouat, of the Resulting Issuer resides outside of Canada. Substantially all of the assets of such director are located outside Canada and the Boleo Property, which will constitute substantially all the non-cash assets of the Resulting Issuer, is outside of Canada. While the Issuer, as a British Columbia company, can be served in Canada, it may not be possible for investors to effect service of process within Canada upon the director and officer referred to above. It may also not be possible to enforce against Mintec (until it is continued to Canada), the above referenced director and officer, or MMB judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable securities laws in Canada.

6 Directors, Officers, Promoters and Persons Holding More Than 10% of the Issued Equity Shares

6.1 Name, address, occupation and security holding

Upon completion of the transactions disclosed herein the names and municipalities of residence of all directors, officers and promoters of the Resulting Issuer and each proposed subsidiary will be as follows:

Name and municipality of residence	Principal Occupation	Position with Mintec	Position with First Goldwater	Number of shares of Resulting Issuer	Percentage of Class held on conclusion of RTO and SFOD[1]
Robert Mouat,	Managing	Managing	Director	14,700,000[2,6]	24.70%

Nassau, Bahamas	Director Mintec, Director Terra Gaia Inc (an environmental company)	Director			
William Murray, Richmond. B.C.	Consulting Engineer	Director	Director	5,100,000[3,6]	8.57%
John Greenslade West Vancouver, B.C.	Partner, Holmes Greenslade (Barristers & Solicitors), President Minterra Resource Corp., a mineral exploration company)	Director	President, Director & CEO	4,900,000[4,6]	8.23%
Thomas Pressello,	President & CEO, Pacific Harbour Capital Ltd. (an Investment holding & management company)	Director	Director CFO	500,000	0.84%
Tawn Albinson, Mexico City, Mexico	Consulting Geologist, Managing Director, MMB	Managing Director, MMB		600,000[5,6]	1.01%

1. Upon completion of a private placement of 10,666,666 units and a SFOD of 2,666,666 units, each of such units consisting of one share and one-half share purchase warrant, plus 30,000 units issued as a corporate finance fee contemporaneous with the closing of the RTO.
2. These shares are owned by a trust located in Guernsey, Channel Islands, in which Robert Mouat is a discretionary beneficiary.
3. These shares are owned by a trust located in Nassau, Bahamas, in which William Murray and his family are indirectly potential discretionary beneficiaries.
4. The shares are owned by a trust located in the Cayman Islands in which John Greenslade and his family are, indirectly, potential discretionary beneficiaries.
5. The shares are owned by a trust located in Nassau, Bahamas, in which Tawn Albinson, is a discretionary beneficiary.
6. These shares are subject to the provisions of a value escrow as disclosed in section 8 hereof on page 56.
7. The audit committee will be comprised of Tom Pressello, William Murray and Robert Mouat.

Management Experience

Upon completion of the RTO, the Board of directors of the Issuer will consist of John Greenslade, P.Eng., LLB., as President; Tom Pressello, CFO; Robert Mouat, Director; and William Murray, P.Eng., Director. In addition, Optimum Project Services Ltd., a company controlled by William Murray, will be retained by MMB to provide management and engineering consulting services. A brief description of the experience of these parties is set out below.

John Greenslade, P.Eng. LLB., President & Director, Age: 55
Mr. Greenslade is a director of Mintec and will be a director, President and CEO of the Resulting Issuer. He will devote a majority (in excess of 70%) of his time as an independent contractor) to the Resulting Issuer. Mr. Greenslade began his career in the mining industry in 1968. He graduated from the University of British Columbia ("UBC") in 1972 with a Bachelor of Applied Science in Mineral Engineering and joined Placer Development Corp. (now Placer Dome Inc.) as a metallurgist. Mr. Greenslade received a Master of Engineering degree in 1975 from the UBC and also graduated with a Bachelor of Laws in 1978 from the UBC Faculty of Law. Mr. Greenslade was admitted as a member of the Association of Professional Engineers for the Province of British Columbia in 1976 and was admitted as a Member of the Law Society of British Columbia in 1979. He practiced law with the firm of Clark Wilson until 1981 when he co-formed the law firm Holmes Greenslade. His legal practice has focused on mining, corporate and securities law, as well as cross border tax issues and offshore trusts. Mr. Greenslade has been involved in the funding of numerous mining projects, at all stages of exploration, development and production, in various capacities, including legal counsel and director of a TSE listed company, from October 1995 to July 1999 and a TSX company from 1992 to present. Mr. Greenslade has been involved with the Boleo Property since 1992, initially in its' identification and staking and thereafter as a director of Terratech or Mintec.

Robert Mouat, Director, Age: 53
Mr. Mouat is the Managing Director of Mintec and will be a director of the Resulting Issuer. It is anticipated that he will devote approximately 30% of his time to the day to day affairs of the Resulting Issuer. Mr. Mouat has two degrees from the University of British Columbia, graduating in 1974 with a BASc in Geological Engineering and in 1977 with a MSc in Business Administration. In 1978, Mr. Mouat passed the Canadian Securities Course. In the early 1980's, Mr. Mouat worked for Cominco and then for 14 years with Wright Engineers (later Fluor Daniel Wright) a large mining engineering firm. During his time at Wright, he evaluated over 500 mining projects. He lectured in Mine Valuation at UBC, presented papers at conferences at the CIM and SME and assisted in the preparation of reports submitted as expert's reports in the Supreme Courts of British Columbia and Ontario. In addition, Mr. Mouat has appeared as an expert witness in the area of mining valuations before the British Columbia Assessment Appeals Board and the British Columbia Expropriation Board. Mr. Mouat's management experience has largely been as a director with private companies, but served as a Director of Britannia Minerals

Corp., a TSX listed company from September 1992 to June 1995. Mr. Mouat formed the company that staked Boleo.

William Murray, P.Eng., Director, Age: 54
Mr. Murray is an engineer in the mining industry with 33 years of experience in maintenance, engineering, construction management, project evaluation and mine evaluations in North America and Africa. Mr. Murray is currently a principal of Optimum Project Services Ltd., a consulting firm. Optimum will be retained by MMB to provide management and engineering services as an independent contractor. It is anticipated that William Murray, via Optimum, will devote in excess of 70% of his time to the Resulting Issuer, via MMB. Before moving to Optimum Projects, Mr. Murray worked as Director of Business Development for Fluor Daniel in the mining group. The large US Engineering and Construction contractor was involved in most of the large new mine developments worldwide in the early nineties. Mr. Murray's initial work experience in Canada was as director of Project Services at Denison Mines for construction of the Quintette Coal project. Prior to working in Canada, Mr. Murray worked for Anglo American in South Africa gaining eleven years experience, at increasing levels of management responsibility in engineering design and project management at mines in the Anglo American group of companies. This included construction of the process plant and underground equipment in the gold, coal and diamond sectors. Mr. Murray has served as a Director of a number of TSX listed companies including Bonanza Silver Corporation from November 1999 to May 2002, Britannia Minerals Corp. from June 1995 to December 1999, Kernow Resources & Developments from June 1995 to present and Polymet Mining Corp. from March 2003 to present.

Thomas Pressello, Director and Chief Financial Officer, Age: 34
Mr. Pressello will continue as a director of the Resulting Issuer and will be appointed its CFO. It is estimated that Mr. Pressello, as an independent contractor, will devote approximately 50% of his time to the Resulting Issuer. Mr. Pressello has been President, CEO and Director of Pacific Harbour Capital Ltd., a TSX listed company, since December 2001. Mr. Pressello graduated from the Richard Ivey School of Business, University of Western Ontario, receiving an Honors Degree in Business Administration in April of 1992. Since that time, Mr. Pressello has been involved in the business community holding various positions, such as manager of Corporate Banking for the TD Bank from 1992 to 1993. From 1993 to 1994, Mr. Pressello was Project Manager for Samoth Capital and since 1994 has been a Business Consultant to a number of companies advising on and structuring several financial transactions in the mining, real estate and other sectors. The Issuer has entered into a Consulting Agreement with Tom Presello and a Office Services Agreement with Pacific harbour Capital Ltd., as more particularly described in sections 6.11 and 9.8 hereof.

The Issuer is aware that all members of Management have now, and will continue to have, financial interests in other companies and properties and recognizes that these companies and properties will require a certain portion of Management's time and agree that Management may continue to devote time to such outside interests. The directors and officers of the Resulting Issuer will not be required to enter into non-competition or non-

disclosure agreements. They will be subject to the corporate laws of Canada in regard to directors fiduciary duties and conflicts of interest.

6.2 Aggregate ownership of securities

On completion of the RTO the directors, officers and promoters of the Resulting Issuer will beneficially own, directly or indirectly*, an aggregate of 25,800,000 common shares of the Resulting Issuer, representing 43.35% of the total issued and outstanding shares of such company

* including shares held by certain trusts in which such persons may be, directly or indirectly, potential discretionary beneficiaries.

6.3 Other reporting issuers

The following table sets out the directors, officers and promoters of the Resulting Issuer that are, or have been within the past five years, directors, officers or promoters of other reporting issuers:

Name	Name and Jurisdiction of Reporting Issuer	Position	Period
William Murray	Kernow Resources Limited, British Columbia	Director	1995 to present
	Polymet Mining Corp.	Director & President	March 2003 to present
	Minterra Resource Corp., British Columbia	Director	May 1995 to May 1999
John Greenslade	Minterra Resource Corp., British Columbia	Director & President	1991-present
	Pioneer Metals Corp. British Columbia	Director	October 1995 – July 1997
Thomas Pressello	Pacific Harbour Capital Ltd., British Columbia	Director, CEO & President	December 2001 to Present
	Blackrun Venture Inc. British Columbia	Director	June 1999 to September 1999

6.4 Corporate cease trade orders or bankruptcies

Except as noted below, none of the directors, officers or promoters of the Resulting Issuer, within 10 years prior to the date of this filing statement, has been a director, officer or promoter of any person or company that, while that person was acting in that capacity,

(a) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under applicable securities law, for a period of more than 30 consecutive days; or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with the creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

6.5 Penalties or sanctions

No director, officer or promoter of the Resulting Issuer, or a securityholder anticipated to hold sufficient securities of the Resulting Issuer to materially affect control of the Resulting Issuer, has

(a) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would be likely to be considered important to a reasonable securityholder making a decision about the Resulting Issuer.

6.6 Individual bankruptcies

No director, officer or promoter of the Resulting Issuer, or a securityholder anticipated to hold sufficient securities of the Resulting Issuer to materially affect control of the Resulting Issuer, or a personal holding company of any such person has, within the 10 years before the date of this Information Circular become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the director, officer or promoter.

6.7 Conflicts of interest

Certain directors of the Resulting Issuer are officers and/or directors of, or are associated with other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Resulting Issuer and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Resulting Issuer and to abstain from voting as a director for the approval of any such transaction.

6.8 Indebtedness of directors, officers, promoters and other management

None of the directors, officers, promoter or member of management of Mintec, or their respective associates or affiliates is, or at any time during the most preceding or current financial year has been indebted to Mintec.

6.9 Executive compensation

Mintec has one (1) executive office and its wholly owned subsidiary has one (1) executive officer. The Statement of Executive Compensation required under Form 51-904F to the Securities Act requires disclosure of compensation for each Chief Executive Officer and for each of the Company's (including subsidiaries) four most highly compensated executive officers, other than the CEO, provided that disclosure is not required for an executive officer where total salary and bonus does not exceed $100,000. No executive officer has received in excess of

$100,000 in total compensation, and accordingly, the following information is provided for the purpose of reporting on Executive Compensation.

Name & Principal Position	Year*	Annual Compensation			Long Term Compensation			
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts	
					Securities Under Option (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Robert Mouat, Managing Director Mintec	2003 2002 2001	nil nil nil	nil nil nil	nil nil nil	nil nil nil[2]	nil nil nil	nil nil nil	nil nil nil
Tawn Albinson[1], Managing Director MMB	2003 2002 2001	$24,300 $73,728 nil	Nil Nil Nil	Nil Nil nil	Nil Nil Nil[1]	Nil Nil Nil	Nil Nil Nil	See note 1

* note 2003 is for the period to September 30, 2003.

Summary Compensation Table

1. Albinson has a retainer agreement with Mintec and MMB pursuant to which he was entitled to receive 2.5% of the future net sale proceeds by Mintec or MMB of the Boleo Property, the portion of the agreement that entitled Albinson to participate in such net sale proceeds was terminated by an amending agreement dated effective December 2, 2003 (no amounts were paid to Albinson under such agreement). Albinson has been granted options to purchase 600,000 shares of the Issuer as part of the RTO. Note, the reduced compensation In 2003 as compared to 2002 is a consequence of Albinson working less time for MMB during 2003, which reflected less activity by MMB in Mexico in 2003 as compared to 2002.
2. Mouat was granted an option to purchase 310,000 shares of the Issuer as part of the RTO and in consideration of his joining the board of the Issuer

Long Term Incentive Plan (LTIP) Awards

Neither Mintec or MMB has a LTIP pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Mintec's securities), was paid or distributed to the Named Executive Officers during the most recently completed financial year or the Interim Period.

Option/SAR Grants During the Most Recently Completed Financial Year

No options to purchase securities of Mintec were granted during the most recently completed financial year.

Aggregated Option Exercises During the Most Recently Complete Financial Year and

Financial Year-End Option Values

There were no options in existence during the financial year ended December 31, 2002.

Defined Benefit or Actuarial Plan Disclosure

Neither Minted or MMB has any defined benefit or actuarial plans.

Termination of Employment, Changes in Responsibilities and Employment Contracts

Neither Mintec or MMB has entered into any employment agreements during the most recently completed financial year.

Neither Mintec or MMB has any compensatory plan or arrangement in respect of compensation received or that may be received by any Executive Officer in the Mintec or MMB's most recently completed or current financial year to compensate such Executive Officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control.

Directors Compensation

Except for Albinson, who received compensation for acting as Managing Director of MMB and providing geological services to MMB, none of the Mintec's or MMB's current directors have received any manner of compensation for services provided in their capacity as directors during the most recently completed financial year.

Indebtedness of Directors and Officers

None of the directors or officers of MMB or Mintec is, or at any time during the most recently completed financial year, or any associate of any such person, has been indebted to the Mintec or MMB.

6.10 Non Arm's Length Party Transactions

Except as disclosed herein and under the corporate restructure of Tek Terra, Terratech and related companies disclosed under the caption "Discussion of Mintec Operations, Activities and Liquidity" on page 14 hereof, during the five preceding financial years and the current financial year, Mintec has not acquired assets or services from an Insider, promoter or member of Management or their respective associates or affiliates. Tek Terra has advanced funds to Mintec as demand loans from time to time to cover Mintec's and MMB's operating costs; which loans currently total $698,500 and will be repaid from private placement proceeds received as part of the RTO. Such loans are included as part of the working capital deficit of Mintec disclosed in the table in Section 3.2 on page 9 hereof.

Optimum Projects Services Ltd. (a company owned by William Murray) has an agreement with MMB, dated January 25, 2002 , for the provision of engineering consulting services. Under such agreement Optimum is entitled to receive compensation on a per diem basis of up to US$7,500 per month.

6.11 Proposed compensation

By an agreement dated April 30, 2002, Mintec and Terratech retained the services of Tawn Albinson as legal representative, sole administrator and technical advisor for their respective Mexican subsidiaries, MMB and Minera Terra Gaia S.A. de C.V., at a combined monthly rate of US$8,500. The monthly billings are based upon pro rata time spent on each company and under certain conditions the monthly rate may be reduced to US$4,250. Albinson was entitled under such agreement to participate in the net sale proceeds of the Boleo Property if such property was sold by Mintec or MMB. Such right was eliminated by an amending agreement dated effective December 2, 2003 but actually executed February 13, 2004.

Mintec has a consulting agreement with Optimum Consulting Services Inc., pursuant to which Optimum provides the services of William Murray to act as project supervisor and overall manager of the development of the Boleo Property. Such contract does not require William Murray to devote full time to the Boleo Property. Management of the Issuer and a significant portion of the supervision of the proposed work programs will be under the guidance of John Greenslade, as President, and Optimum; who will receive monthly remuneration as agreed to from time to time, and which combined remuneration is estimated at $18,000 per month. The Resulting Issuer has agreed to retain the services of Tom Pressello as Chief Financial Officer for a minimum 12 month period after completion of the RTO at a rate of $4,000 per month. In addition, the Issuer has agreed to retain Conrad Clemiss to assist in investor relations for a period of 12 months at a cost of $3,000 per month.

Further, the Issuer has an Office Services Agreement with Pacific Harbour Capital Ltd., in regard to the provision of office space and services at a fee of $4,000 per month.

6.12 Principal holders of voting securities

To the knowledge of First Goldwater the following persons, as of the most recent month end and after completion of the RTO, own, or will own, of record or beneficially, directly or indirectly, or exercise control or direction over, more than 10% of any class of voting securities of the Company as follows:

PRINCIPAL SECURITY HOLDER TABLE

Column 1	Column 2		Column 3	Column 4
Name and municipality of residence	Number of Securities		Percentage of Class	
	As of December 2003	After the RTO	As of December 2003	After the RTO and SFOD[1]
Arthur Clemiss Georgetown,	1,000,000	1,000,000	16.62%	1.68%

Cayman Islands				
Conrad Holdings Ltd.[2], North Vancouver, B.C.	1,000,000	1,000,000	16.62%	1.68%
Tina Fabbro, Coquitlam, B.C.	960,000	960,000	15.60%	1.61%
Barfield Nominees Limited[3], Guernsey, Channel Islands	Nil	14,700,000	nil	24.70%
ATC Trustees (Cayman) Limited[4] Cayman Islands	Nil	7,350,000	nil	12.35%
J. Richard Evans & Macgregor Robertson[5]	Nil	13,050,000	nil	21.92%

1. After completion of a private placement of 10,666,666 units and a SFOD of 2,666,666 units in the capital of First Goldwater at the Closing of the RTO.
2. Conrad Holdings Ltd. is a British Columbia company controlled by Conrad Clemiss.
3. Barfield is a nominee corporation for Barings Trustees Guernsey Limited, who hold the shares as the trustees of a Guernsey trust in which Robert Mouat is a discretionary beneficiary.
4. ATC Trustees Cayman Limited holds such shares as trustee of a discretionary trust, of which Stephen Holmes is indirectly a potential discretionary beneficiary.
5. J. Richard Evans & Macgregor Robertson hold such shares as trustees for various trusts of which the following parties and their respective families are directly or indirectly potential discretionary beneficiaries:
   (i) William Murray, of Richmond, British Columbia, as to 5,100,000 shares;
   (ii) Michael Northrop, of Riyadh, Saudi Arabia, as to 7,350,000 shares;
   (iii) Tawn Albinson, of Mexico City, Mexico, as to 600,000 shares;

6.13 Public and Insider Ownership

Upon completion of the RTO there will be approximately 19,016,938 shares held by the public and 40,500,000 shares held in the aggregate by the promoters and insiders, representing 31.95% of the total issued and outstanding shares held by the public and 68.05% held by promoters and insiders, respectively.

7. Options to Purchase Securities

7.1 Options and other rights to purchase securities

As of the effective date of this filing statement, the following options, granted by the Issuer, will be outstanding upon completion of the RTO:

Name of Optionee	Nature of Option (option, warrant)	Number of shares subject to option	Option exercise price	Expiry date	Market value of shares on date of grant	Market value of shares as of December 2003
Warrants[1]						
Conrad Holdings Ltd.	1,000,000	1,000,000	$0.13	July 11, 2005	$130,000	$500,000
Monica Clemiss	52,000	52,000	$0.13	July 11, 2005	$6,760	$26,000
Arthur Clemiss	1,000,000	1,000,000	$0.13	July 11, 2005	$130,000	$500,000
Tina Fabbro	960,000	960,000	$0.13	July 11, 2005	$98,800	$480,000
Thomas Pressello	300,000	300,000	$0.13	July 11, 2005	$39,000	$150,000
Michael Reynolds	600,000	600,000	$0.13	July 11, 2005	$78,000	$300,000
Aran Asset Management S.A.	600,000	600,000	$0.13	July 11, 2005	$78,000	$300,000
Tagis S.A.	300,000	300,000	0.13	July 11, 2005	$39,000	$150,000
Lisa Reynolds	50,550	50,550	$0.13	July 11, 2005	$6,571.5	$25,275
Total Warrants[3]	4,862,550					
Options[2]						
Thomas Patton	200,000	200,000	$0.22	October 1, 2005.	$52,000	$100,000
Deborah McDonald	40,000	40,000	$0.22	October 1, 2005	$10,400	$20,000
Sam Ho	20,000	20,000	$0.22	October 1, 2005	$5,200	$10,000
William Murray	310,000	310,000	$0.75	March 22, 2009	$155,00	$155,000
Robert Mouat	310,000	310,000	$0.75	March 22, 2009	$155,000	$155,000
John Greenslade	310,000	310,000	$0.75	March 22, 2009	$155,000	$155,000
Thomas Pressello	550,000	550,000	$0.75	March 22, 2009	$275,000	$275,000

Conrad Clemiss	310,000	310,000	$0.75	March 22 2009	$155,000	$155,000
Tawn Albinson	600,000	600,000	$0.75	March 22, 2009	$300,000	$300,000
Total Options[4]	2,650,000					

1. Warrants were issued as part of a private placement in July 2003
2. 260,000 Options were granted to former directors under the Issuer's stock option plan approved by shareholders of the Issuer at its Annual General Meeting held September 29, 2003. Such options expire 90 days after such parties cease to be a director, officer or employee of First Goldwater. In conjunction with the RTO, options to purchase 2,050,000 were granted to the directors of the Resulting Issuer and the Managing Director of its wholly owned subsidiary, MMB.
3. Warrants to purchase 5,333,333 shares at a price of $1.15 per share for a period of 5 years will be issued in the placement of 10,666,666 units of the Issuer at $0.75 per Unit and in addition, agents warrants will be issued to Canaccord to purchase 533,333 shares, at a price of $0.75 per share for a period of 18 months, as part of its commission for acting as placement agent. In addition, Warrants to purchase 1,333,333 shares at a price of $1.15 per share for a period of 5 years will be issued in the SFOD of 2,666,666 units of the Issuer at $0.75 per Unit and in addition, agents warrants will be issued to Canaccord Canada to purchase 133,333 shares, at a price of $0.75 per share for a period of 18 months, as part of its commission for acting as SFOD agent. Canaccord Canada will also be issue 30,000 units as a corporate finance fee.
4. A rolling 10% stock option plan was approved by the shareholders of the Issuer at its annual general meeting held on October 30, 2003.

There are an aggregate of 14,860,883 shares that are subject to the options and warrants described above.

There is no assurance that the options, warrants or other rights described above will be exercised in whole or in part.

8. Securities of the Issuer Held in Escrow, in Pool or Subject to Hold Restrictions

8.1 Escrowed Securities

There were previously no escrow shares outstanding however upon completion of the RTO and SFO there will be 40,000,000 escrow shares outstanding representing 67.24% of the then issued and outstanding shares.
The names of the escrow shareholders and the number of escrow shares owned, or to be owned by each such shareholder are as follows:

Name	Number of shares
Barfield Nominees Limited[1]	14,700,000
ATC Trustees (Cayman) Limited[2]	7,350,000
ATC Trustees (Cayman) Limited[3]	4,900,000
J. Richard Evans & MacGregor Robertson as Trustees[4]	13,050,000

1. Barfield is a nominee corporation for Barings Trustees Guernsey Limited, who hold the shares as the trustees of a Guernsey trust in which Robert Mouat is a discretionary beneficiary.
2. ATC Trustees Cayman Limited holds such shares as trustee of a discretionary trust, of which Stephen Holmes is indirectly a potential discretionary beneficiary.
3. ATC Trustees Cayman Limited holds such shares as trustee of a discretionary trust, of which John Greenslade and his family are indirectly potential discretionary beneficiaries.
4. J. Richard Evans & Macgregor Robertson hold such shares as trustees for various trusts of which the following parties and their respective families are directly or indirectly potential discretionary beneficiaries:
   (i) William Murray, of Richmond, British Columbia, as to 5,100,000 shares;
   (ii) Michael Northrop, of Riyadh, Saudi Arabia, as to 7,350,000 shares;
   (iii) Tawn Albinson, of Mexico City, Mexico, as to 600,000 shares;

The Escrow Shares are, or will be, held in escrow by Computershare Trust Company of Canada pursuant to a "Value Escrow Agreement" dated the 30th day of January, 2004; which provides that, until released, the holder of such shares may not be sell, transfer, assign, mortgage, enter into a derivative transaction concerning, or otherwise deal in any way with the escrow shares or any related share certificates or other evidence of the escrowed shares except in accordance with such escrow agreement. With prior TSX approval, the escrow shares may be pledged or mortgaged to a financial institution as collateral for a loan, provided that such shares are not transferred or delivered to the financial institution for such purpose. The holders of such escrow shares may exercise voting rights attached to such escrow shares, other than in support of one or more arrangements that would result in repayment of capital being made on the escrow shares prior to a winding up of First Goldwater. Any additional escrow shares issued to the holders as a dividend or other distribution will also be escrowed under such agreement. Transfers within in escrow may be permitted, with prior approval of the TSX, to a registered plan or fund where the beneficiaries thereof are the holder or the holders' spouse, children or parents, to existing or incoming directors or senior officers, to other Principals, to a trustee in bankruptcy, upon realization by a financial institution of escrow shares pledged to such institution, upon death of the holder upon notice, or as otherwise permitted by the TSX. The escrow shares will be released from escrow on the following basis:

Release Dates	**Percentage of Total Escrowed Securities to be Released****	**Total Number of Escrowed Securities to be Released**
Upon Exchange Approval*	**1/10 of the escrowed securities**	**4,000,000**
6 months following Exchange Approval	**1/6 of the remaining escrow securities**	**6,000,000**
12 months following Exchange Approval	**1/5 of the remaining escrow securities**	**6,000,000**
18 months following Exchange Approval	**1/4 of the remaining escrow securities**	**6,000,000**
24 months following Exchange Approval	**1/3 of the remaining escrow securities**	**6,000,000**
30 months following Exchange Approval	**1/2 of the remaining escrow securities**	**6,000,000**

36 months following Exchange Approal	all of the remaining escrow securities	6,000,000
TOTAL	100%	40,000,000

* Exchange Approval means the date of publication by the TSX Venture Exchange of a notice of acceptance for filing of the RTO disclosed herein.

** Where there are no changes to the escrow securities initially deposited and no additional escrow securities, then the above release schedule results in the escrow securities being released, after the first release in equal tranches of 15%. If the Issuer becomes a Tier 1 Issuer the escrow release formula will be revised to the Tier 1 formula which would result in all such shares being released from escrow over an 18 month period.

Pooling Agreement

In addition to the provisions of the escrow agreements, the Escrow Shareholders entered into a Pooling Agreement with Canaccord International , the Issuer and Computershare Trust Company dated the 30th day of January 2004 pursuant to which the Escrow Shareholders have agreed to voluntarily pool all the escrow shares upon release from escrow. Fifty percent (50%) of the shares (i.e. 20 million shares) will be released from the Pooling Agreement 12 months after approval of the TSX to the RTO (the "Approval Date"), a further 25% will be releases 18 months after the Approval Date and the balance will be released 24 months after the Approval Date. In addition, with the consent of Canaccord, shares may be released from the terms of the Pooling Agreement at any time.

Private Placement hold period

The securities making up the 10,666,666 units issued as part of the Private Placement completed in conjunction with the RTO are subject to a 4 month hold period from the date of issuance.

9. Particulars of any Other Material Facts

9.1 Private Placement, SFOD and Sponsorship

Private Placement

The Issuer entered into a letter agreement (the "Letter Agreement") with Canaccord Capital (Europe) Limited ("Canaccord") pursuant to which Canaccord agreed to act as Agent, on a reasonable endeavour basis, in connection with the private placement of 10 million Units. The Units will consist of one common share and one-half common share warrant of the Issuer. This letter agreement has now been replaced with a formal agency agreement (the "Agency Agreement") dated January 30, 2004, as amended February 13, 2004 and March 5, 2004, on similar terms and conditions, with Canaccord International. Under the terms of the Agency Agreement the offering has been changed to

10,666,666 Units at $0.75 per Unit. Canaccord International will be paid, at closing, a corporate finance fee of $48,000, a placement fee of 6.0 percent of the gross proceeds received by the Issuer and will be granted an agents warrant equal to 5.0 percent of the securities sold. Each agents warrant will entitle the holder to acquire one common share of the Issuer for a period of 18 months from closing at the private placement price ($0.75). Canaccord International will be reimbursed for reasonable expenses, including travel expenses for any road shows and legal fees. Canaccord International will be granted a right of first refusal on future financings for a period of 12 months. It is anticipated that the private placement will be at $0.75 per unit, with the attached warrants being exercisable at a price of $1.15 per share for a period of five years. The Agency Agreement also permits Canaccord International to offer selling group participation in the normal course of the brokerage business. It also permits Canaccord International to terminate the Agency Agreement for several reasons including that the Units are not saleable.

Sponsorship

The Issuer and Mintec have entered into a Sponsorship Agreement, dated January 30, 2004, with Canaccord Canada, pursuant to which Canaccord Canada will act as sponsor, within the meaning of TSX policies, in regard to the RTO. Canaccord Canada will receive a sponsorship of $30,000 plus applicable GST for acting as Sponsor.

SFOD

Canaccord Canada has agreed to act as the Issuer's agent to offer for sale, on a commercially reasonable efforts basis, 2,666,666 units at a price of $0.75 per unit, pursuant to a SFOD (the "Short Form Offering"), subject to the terms and conditions of the Agency Agreement. Each unit consists of one share and one-half a share purchase warrant. Each whole warrant allows the holder to purchase one share at a price of $1.15 per share for a period of 60 months from issuance. The Agent may, but is not obliged to, purchase any of the Units. Canaccord Canada will receive a cash commission of **6%** of the gross proceeds of the Short Form Offering (which the Agent may elect to be paid up to half in Units), a corporate finance fee of **30,000** Units, plus $**10,000** as an administration fee, and will be granted an option to acquire that number of common shares as is equal to **5%** of the number of Units issued under the Short Form Offering, at an exercise price of $**0.75** per common share, for a period of **18** months following the closing of Short Form Offering. The corporate finance fee Units and any units issued to the Canaccord Canada as part of the commission will be on the same terms as the Units offered to purchasers under the SFOD except that the warrants included in such Units will not be transferable.

Canaccord Canada will solicit subscriptions for Units only in the provinces of Alberta and British Columbia and such other jurisdictions where the Units may lawfully be sold.

Canaccord Canada may terminate its obligations under the Agency Agreement at any time before the closing if, among other things, there is an occurrence of any nature which, in the opinion of Canaccord Canada, seriously affects or will seriously affect the financial

markets, the business of the Issuer or the ability of Canaccord Canada to perform its obligations under the Agency Agreement or an investor's decision to purchase the Units. Canaccord Canada may also terminate its obligations under the Agency Agreement if the Units cannot, in the opinion of Canaccord Canada, be profitably marketed due to the state of the financial markets. If Canaccord Canada is prepared to close the Short Form Offering and the Issuer terminates the Short Form Offering or the Agency Agreement, the administrative fee and corporate finance fee Units will be payable to Canaccord Canada immediately.

9.2 Investor relations arrangements

On January 4, 2004, the Issuer entered into an Investor Relations Agreement with Conrad Clemiss, of North Vancouver, British Columbia, to provide services to the Resulting Issuer upon completion of the RTO and the resumption of trading of the Issuer.

Mr. Clemiss has more than 14 years experience in working with publicly traded companies. Mr. Clemiss has sat on the Board of Directors of various public companies including First Tower Enterprises Inc., First Castle Enterprises Inc., Venture pacific Development Corporation and First Harbour Enterprises Inc.

Mr. Clemiss' current shareholdings are 1,000,000 shares of the Issuer, held through his wholly-owned private company, Conrad Holdings Ltd., with warrants to purchase an additional 1,000,000 shares of the Issuer at $0.13 per share up to and including July 11, 2005.

There is no verbal or written agreement with Mr. Clemiss that would give him the right to acquire securities of the Issuer for either full or partial compensation for his services.

Mr. Clemiss' remuneration for services provided will be at the rate of three thousand dollars ($3,000) per month. Upon completion of the RTO, Mr. Clemiss will be granted a stock option under the Issuer's stock option pan, entitling him to purchase up to 310,000 common shares of the Issuer at an exercise price of $1.00 per share for a period of five years.

The Issuer proposes to raise $10,000,000 through an equity financing which will cover the Issuer's corporate and administrative costs for a period in excess of 18 months.

This agreement with Mr. Clemiss is for a term of 12 months and commences upoin completion of the RTO. Under the agreement Mr. Clemiss will provide or assist with the following services:

- answer investor questions
- attend trade shows
- prepare company website
- prepare public information sheets
- assist management with all other public relation matters.

9.3 Relationship between First Goldwater/Mintec and Canaccord

Mintec and its shareholders (including any potential beneficiaries of such shareholders) are arms-length to First Goldwater and Canaccord.

9.4 Relationship between First Goldwater/Mintec and professional persons

None.

9.5 Legal proceedings

There are no legal proceedings outstanding or contemplated against First Goldwater, Mintec or any of their respective subsidiaries, nor to the knowledge of such parties is there any basis therefore.

9.6 Auditor

Amisano Hansen, Chartered Accountants, of 750 West Pender Street, Suite 604, Vancouver, British Columbia, are the auditors of First Goldwater. Staley, Okada & Partners, Chartered Accountants, of Surrey, British Columbia, have acted as auditors of Mintec for the purpose of the preparation and delivery of the consolidated audited financial statements of Mintec and its wholly owned Mexican subsidiary, MMB, in accordance with Canadian generally accepted accounting principles. It is proposed that Staley, Okada & Partners will, in due course, be appointed auditors of the Resulting Issuer.

9.7 Registrar and transfer agent

Computershare Trust Company of Canada, of Vancouver, British Columbia, is the registrar and transfer agent of First Goldwater and will remain as such for the Resulting Issuer.

9.8 Material contracts

Upon completion of the RTO, the Resulting Issuer, or its wholly owned subsidiaries, will be subject to the following material contracts:

(a) An agreement dated January 31, 1992 between First Goldwater and Computershare Trust Company of Canada pursuant to which Computershare acts as First Goldwater (and the Resulting Issuer) registrar and transfer agent.

(b) Letter Agreement among the Mintec Shareholders and the Issuer dated December 2, 2003 and subsequently amended by letter agreements dated February 12, 2004 and March 8, 2004 as disclosed on page 2 hereof.

(c) An agreement dated September, 2001, pursuant to which Mintec and MMB retained the services of David Dreisinger as a metallurgical consultant at a

monthly retainer of US$2,000. Such agreement granted Dreisinger the right to participate in the net sale proceeds of the Boleo Property if such property was sold by Mintec or MMB. Such right was terminated by an amending agreement dated effective December 2, 3003, but actually executed February 17, 2004.

(d) By an agreement dated April 30, 2002, Mintec and MMB retained the services of Tawn Albinson to act as MMB's legal representative, sole administrator and technical advisor for a fee of US$8,500 per month and with a proviso for reduction to US$4,250 per month during periods of inactivity. Albinson was entitled under such agreement to participate in the net sale proceeds of the Boleo Property if such property was sold by Mintec or MMB. Such right was terminated by an amending agreement dated December 2, 2003, but actually executed February 13, 2004.

(e) Consulting Agreement between MMB and Optimum Consulting Services Limited dated January 25, 2002, pursuant to which Optimum was retained to provide various engineering and management services for a per diem fee.

(f) The escrow agreements described on page 59 hereof.

(g) The pooling agreements described on page 61 hereof.

(h) Agreement dated the1st day of October, 2003- with Pacific Harbour Capital Ltd, for the provision of office and secretarial services at a rate of $4,000 per month.

(i) Agreement dated the 22nd day of January, 2004 with Tom Presello for his services as Chief Financial Officer of First Goldwater at a remuneration of $4,000 per month.

(j) Agreement dated the 22nd day of January 2004 with Conrad Clemiss for the provision of investor relations services as more particularly described under section 9.2 hereof.

(k) Letter Agreement with Canaccord Capital (Europe) Limited dated December 18, 2003, and subsequently replaced with the Agency Agreement with Canaccord International, the particulars of which are disclosed under section 9.1 hereof.

(l) Sponsorship Agreement: Reverse Takeover dated January 30, 2004 among Canaccord Canada, the Issuer and Mintec pursuant to which Canaccord Canaccord agreed to act as sponsor of the RTO as more particularly described in Section 9.1 hereof.

(m) Office Services Agreement dated October 1, 2003 between the Issuer and Pacific Harbour Capital Ltd., in regard to the provision of office space and services at a fee of $4,000 per month.

(n) Subscription agreement with various subscribers to the private placement of 10,666,666 units of the Issuer at $0.75 per unit.

(o) The Financing Agreement between Teck Cominco and the Issuer described on page 5 hereof.

(p) Letter of Engagement dated February 17, 2004 between the Issuer and Canaccord Canada and subsequently replaced by an Agency Agreement dated March 19, 2004, as more particularly described on page 62 hereof.

9.9 Other Material Facts

There are no other material facts.

9.10 Financial statements, reports and other exhibits

The following financial statements of First Goldwater, Mintec and the Resulting Issuer are attached hereto.

First Goldwater –	Audited financial statements as at May 31, 2003 and 2002 Unaudited interim financial statements as at November 30,2003 and 2002
Mintec	Audited Interim Consolidated financial statements as at September 30, 2003 and Audited Consolidated financial statements as at December 31, 2002 and 2001
Resulting Issuer	Unaudited Pro Forma Consolidated Balance Sheet as at November 30, 2003

CERTIFICATES

FIRST GOLDWATER RESOURCES INC. **Dated March 19, 2004.**

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities of First Goldwater Resources Inc. assuming completion of the Reverse Takeover described herein.

"Conrad Clemiss" **"Thomas Pressello"**

Chief Executive Officer **Chief Financial Officer**

"Thomas Patton"

Director

MINTEC INTERNATIONAL CORPORATION

The foregoing as it relates to Mintec International Corporation constitutes full, true and plain disclosure of all material facts relating to the securities of Mintec International Corporation assuming completion of the Reverse Takeover described herein.

"John Greenslade"

Chief Executive Officer **Chief Financial Officer**

Director

It is a breach of Exchange Requirements for a person to make a statement in a document required to be filed or furnished under Exchange Policy that, at the time and in light of the circumstances under which it is made, is a misrepresentation.

ATTACHMENTS

1. **Financial Statements**
2. **Auditors consent letters**

FIRST GOLDWATER RESOURCES INC.

NOTICE OF CHANGE OF AUDITOR

TAKE NOTICE THAT as a result of the recent Reverse Takeover of First Goldwater Resources Inc. (the "Company") it is proposed by the Board of Directors to request its members at the Annual General Meeting of Members to be held June 30th, 2004 to replace Amisano Hanson, Chartered Accountants, the current auditors of the Company and to appoint Staley Okada & Partner, Chartered Accountants, successor auditors in their place.

TAKE FURTHER NOTICE THAT:

(a) in the opinion of the Company, no reportable events have occurred. Reportable events means disagreements or unresolved issues between the Company and Amisano Hanson and consultations between the Company and Amisano Hanson;

(b) there have been no reservations contained in the auditors' reports on the annual financial statements of the Company for the two (2) most recently completed fiscal years nor for any period subsequent to the most recently completed period for which an audit report was issued and preceding the date hereof;

(c) the Company's Board of Directors and Audit Committee have approved the appointment of Staley Okada & Partners, Chartered Accountants, in the place of Amisano Hanson

DATED at Vancouver, British Columbia, this 19th day of May, 2004.

"John Greenslade"

John W. Greenslade, President

Attached hereto as Exhibits "A" and "B" are copies of letters from Amisano Hanson, Chartered Accountants and Staley Okada & Partners, Chartered Accountants, addressed to the relevant securities regulators in response to this Notice. This Notice and the said letters have been reviewed by the Audit Committee of the Company.

"John Greenslade"

John W. Greenslade, President

Terry Amisano Ltd.
Kevin Hanson, CA

Amisano Hanson
Chartered Accountants

May 19, 2004

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
12th Floor, 701 West Georgia Street
Vancouver, BC, V7Y 1L2

Dear Sirs:

Re: First Goldwater Resources Inc. (the "Company")
Change of Auditor Pursuant to National Policy No. 31

Pursuant to National Policy No. 31, Change of Auditor of Reporting Issuer, the Company advises that the auditor of the Company has been changed as of May 19, 2004 (the "Effective Date"), from Amisano Hanson, Chartered Accountants, of Suite 604, 750 West Pender Street, Vancouver, B.C. V6C 2T7 (the "former auditor") to Staley, Okada & Partners, Chartered Accountants, of Suite 400, 889 West Pender Street, Vancouver, B.C. V6C 3B2 (the "successor auditor"). We have reviewed the information contained in the Company's Notice of Change of Auditor dated May 18, 2004 and agree with the information contained therein, based upon our knowledge of the information relating to the said Notice and of the Company at this time.

Yours truly,

"Amisano Hanson"

AMISANO HANSON

Staley, Okada & Partners
CHARTERED ACCOUNTANTS

Suite 400 - 889 West Pender Street
Vancouver, BC Canada V6C 3B2
Tel 604 694-6070
Fax 604 585-3800
info@staleyokada.com
www.staleyokada.com

18 May 2004

B.C. Securities Commission
200 - 865 Hornby Street
Vancouver, B.C.
V6Z 2H4

Dear Sirs:

RE: First Goldwater Resources Inc.

As required by National Instrument No. 51-102, we have reviewed the information contained in the Notice of Change of Auditor for the referenced Company and, based on our knowledge of such information at this time, we agree with each statement contained in such notice.

Our understanding is that the Notice will read as follows:

"The Company wishes to change its auditor from Amisano Hanson, Chartered Accountants, of Suite 604, 750 West Pender Street, Vancouver, B.C. V6C 2T7 (the "former auditor") to Staley, Okada & Partners, Chartered Accountants, of Suite 400, 889 West Pender Street, Vancouver, B.C. V6C 3B2 (the "successor auditor") effective as of May 19, 2004.

The Company asked the former auditor to resign during their term of office and they agreed to resign effective May 19, 2004. The Company will propose to its shareholders the appointment of the successor auditor as approved by the Company's audit committee.

There were no reservations in the former auditor's reports for the audits of the Company's two most recently completed fiscal years, nor for any period subsequent to December 31, 2003, the most recently completed period for which an audit report as issued, to May 19, 2004 the date of resignation.

There are no reportable events between the Company and the former auditor.

The reporting package, comprising this Notice and letters of the former and successor auditors will be reviewed by the Company's Audit Committee and Board of Directors prior to submission of same to the Regulatory Authorities."

Yours truly,

"Staley, Okada & Partners"

STALEY, OKADA & PARTNERS

Chartered Accountants

Resource Estimate Study The El Boleo Copper – Cobalt – Zinc Deposit

Baja California, Mexico

Latitude 27°14´ to 27°25´ N
Longitude 112°14´ to 112°22´ W

Prepared for
Minera y Metalurgica del Boleo, S.A. de C.V.

by
Hellman & Schofield Pty. Ltd.

P.L. Hellman FAIG
W.J.A. Yeo MAusIMM

March, 2005

RESOURCE ESTIMATE STUDY
THE EL BOLEO
COPPER - COBALT - ZINC
DEPOSIT

BAJA CALIFORNIA, MEXICO

LATITUDE 27°14′ TO 27°25′ N
LONGITUDE 112°14′ TO 112°22′ W

Prepared for
MINERA Y METALURGICA DEL BOLEO, S.A. DE C.V.

by
Hellman & Schofield Pty. Ltd.

P.L. Hellman FAIG
W.J.A. Yeo MAusIMM

20th March 2005

Hellman & Schofield Pty. Ltd.
A.B.N. 14 083 082 722
Level 4, 46 Edward Street
Brisbane, Queensland, 4000
phone: (07) 3012 9393
fax: (07) 3012 9373
email: brisbane@hellscho.com.au
web: www.hellscho.com.au

H&S

Item 2 Table of Contents

List of Figures

List of Tables

Item 3 Summary

The Boleo Cu-Co-Zn deposit is located near the town of Santa Rosalia, Baja California Sur, Mexico.

The deposit, which occurs in the Boleo Formation, comprises seven mineralised units or Mantos. The mineralised Mantos dip gently to the east but faulting, which is common throughout the project area, produces a step-like pattern in the present position of the Mantos.

The deposit was actively mined between 1888 and 1972, during which time 18Mt of ore were treated. Modern exploration activities took place between 1993 and 1998, during which time the drill hole assay database used in the current Resource Study was acquired.

Analytical processes and quality control have been studied at length. Matrix-matched assay standards were developed for the project and round-robin assay trials used to establish the best analytical method to use. The assays are accurate and precision values obtained for original samples versus diamond core duplicates indicate they are representative of the drill hole intervals.

This resource study was commissioned by the company (Minera y Metalurgica del Boleo S.A. de C.V.) to develop a 3D digital block model that could be used for conceptual pit optimisation and design studies. A block model was developed in preference to a gridded seam model because it allows greater versatility to evaluate mining methods at various cut-off grades. Block dimensions used were 50m EW x 100m NS and 1m vertical.

A 3D digital geological interpretation was developed from data and information supplied by the company. This incorporated both Manto surfaces and faults.

Statistical analysis of the assay data from each Manto showed that the histograms of Cu, Co and Zn where are not highly skewed, indicating that ordinary kriging is an appropriate estimation method.

To account for the displacement of Mantos by the numerous faults, block models and drill hole intersections, for each Manto, were re-aligned at the same height, so that the data was effectively re-positioned approximating pre-faulting locations. This removed the need to have a complex series of fault bounded data domains and significantly simplified the estimation process. These block models are referred to as 'flat' models. Block centroid heights in real space, taken from gridded surfaces of the Manto footwalls, were used to translate flat model grade estimates into true 3D blocks.

Resource classification was determined by the number of composite data available for grade estimation, from increasingly localised data search regimes:

- Measured - search 200m x 250m x 2m - minimum data 18
- Indicated - search 280m x 350m x 2m - minimum data 8
- Inferred - search 400m x 500m x 4m - minimum data 6

The reported Measured and Indicated Resource is, based on Cu equivalent cut-off grades, defined as Cu Equiv = Cu + Co*12/0.95 + Zn*0.49/0.95:

Cu Equiv Cut-off Grade		0.5%	1.0%	1.5%	2.0%
Measured	Tonnes (10^6)	51.7	45.7	35.3	24.7
	CuEq%	2.09	2.26	2.56	2.91
	Cu%	0.76	0.83	0.99	1.18
	Co%	0.089	0.096	0.107	0.119
	Zn%	0.45	0.46	0.47	0.47
Indicated	Tonnes (10^6)	172.1	114.1	65.4	36.1
	CuEq%	1.49	1.86	2.33	2.82
	Cu%	0.57	0.78	1.09	1.46
	Co%	0.050	0.061	0.072	0.081
	Zn%	0.58	0.66	0.68	0.68
Total	Tonnes (10^6)	223.8	159.8	100.7	60.8
	CuEq%	1.63	1.97	2.41	2.86
	Cu%	0.62	0.79	1.06	1.35
	Co%	0.059	0.071	0.084	0.097
	Zn%	0.55	0.60	0.61	0.60

The additional Inferred Resource is:

Cu Equiv Cut-off Grade		0.5%	1.0%	1.5%	2.0%
Inferred	Tonnes (10^6)	310.3	188.13	112.34	65.6
	CuEq%	1.47	1.95	2.43	2.94
	Cu%	0.57	0.83	1.14	1.51
	Co%	0.045	0.057	0.067	0.074
	Zn%	0.69	0.85	0.95	1.03

A model was created around the historic mining areas of Mantos 1 and 3. Material within this model was classified as inferred due to the uncertainty in identifying original pillars, back-filled areas, referred to as 'retaque', and voids. Tonnes within this area were factored down by 20% to account for material extracted and processed.

The resource was further categorised as either oxide or sulphide according to the dominant copper minerals present. Only about 20-25% of the resource is sulphide ore.

Item 4 Introduction and Terms of Reference

The Boleo deposit was actively mined from about 1888 to 1972. During that time approximately 18 Mt of ore were processed. More recently, an intensive phase of exploration drilling was carried out between 1993 and 1998, by International Curator Resources Ltd, focussed on defining a large resource amenable to open-pit mining. The project was not developed at that time and in 2001 ownership of the project passed to Minera y Metalurgica Del Boleo S.A de C.V. (MMDB). Various resource studies have been completed by MMDB but the focus of these has been to define higher grade resources that could be exploited by under-ground mining methods.

The current study was commissioned to:

- Produce of a digital geological model, including topographic surface that honours the faults, tops and bases of the seven mantos using the set of interpreted cross sections.
- Produce a digital grade model, for at least two mantos, for Cu, Co and Zn.
- Produce an underground void model.
- Provide a Confidence Classification, taking into account drill spacing, structural and other controls on mineralisation, suitable for quotation to NI43-101 standards.
- Review the QA/QC data as relevant to sampling, assaying precision and accuracy.
- Assess the methodology for determining density and the adequacy of the density database, leading to the production of a density model for conversion of volumes to tonnages.

MMDB supplied digital drill hole assay and geology data, geological interpretation, drill hole recovery data and rock density data. Information and data regarding assay and sampling quality control was sourced from various reports by consultants G. Peatfield and B Smee (Peatfield and Smee 1997, Peatfield 1997, Peatfield 1998).

Drilling, sampling and assaying activities that provided the data used in the current resource study, were completed between 1993 and 1998. The authors, whose involvement with the project commenced in August 2004, were, therefore, unable to observe any drilling, sampling or assaying activities.

Item 5 Disclaimer

Verification of the title documents of the concessions making up the Boleo property; legal title to the properties; and information on taxes owing, work requirements, liabilities and permits was outside the scope of current study. Data and information was supplied by MMDB.

Density data was taken solely from the report of Felix (1996). Although the methodology is well documented it has not been possible to assess the accuracy of the data.

Assay quality control data and assessment is mainly based on the work of Peatfield (1997, 1998) and Peatfield and Smee (1997). Compiled quality control data was not available to the author at the time of writing.

Item 6 Property Description and Location[1]

6.1 Location

The Boleo project is located along the east coast of the Baja peninsula centred on the port town of Santa Rosalia in Baja California Sur, Mexico (Figure 1). The town is approximately 850 km. south of San Diego, California, U.S.A. Co-ordinates for the project are Latitude 27°14′ to 27°25′ N, Longitude 112°14′ to 112°22′ W.

[1] Information based on Mehner 2003, reviewed and updated by T. Albinson (MMDB) Nov 2004. Maps supplied by MMDB.

Figure 1: El Boleo Location Map


U.S.A.
28°
Gulf of California
Pacific Ocean
Santa Rosalia
BOLEO PROPERTY
SIERRA DE SANTA LUCIA
BAJA CALIFORNIA
27°
113°
0
25
50 km

6.2 Description

The Boleo property consists of 16 contiguous mineral concessions covering 18,869.1872 hectares. These include seven titled exploitation (see Table 1, Figure 2) and nine titled exploration concessions (see Table 2; Figure 2). One exploration concession is in the process of becoming titled ("San Luciano 4" claim).

Table 1: Boleo Property, Exploitation Concessions, October 2004

Claim	Title No.	Surface Area (hectares)	Date Initiated	Expiry Date	Annual Taxes (pesos)
El Boléo	218082	4,975.6132	Sept. 29-2000	Sept. 28-2050	597,409.00
El Boléo I	218092	72.4463	Aug. 31-2000	Aug. 30-2050	9,132.00
El Boléo II frac I	218179	1296.6156	Sept. 29-2000	Sept. 28-2050	155,682.00
El Boléo II frac IA	218180	507.2841	Sept. 29-2000	Sept. 28-2050	60,909.00
Boléo III	212148	224.6410	Aug. 31-2000	Aug. 30-2050	28,315.00
Nuevo San Luciano	214189	150.0000	Aug. 10-2001	Aug. 9-2051	14,296.00
Boléo II frac 4	218975	267.1579	Jan. 28-2003	Jan. 27-2053	13,390.00
	Total	**7,493.7581**			**878,133.00**
	Total				**US$ 77,029**

Note: the exchange rate used is Pesos11.4 =US $1

Table 2: Boleo Property, Exploration Concessions, November, 2004

Claim	Title No.	Surface Area (hectares)	Date Initiated	Converted to Exploitation	Annual Taxes (pesos)
Boléo X frac 5	211055	1.3829	Mar. 24-2000	Mar. 23-2006	30.00
Boléo X frac 8	211058	3.9486	Mar. 24-2000	Mar. 23-2006	87.00
Boléo X frac 9	211059	9.9612	Mar. 24-2000	Mar. 23-2006	218.00
Boléo X frac 12	211062	3.1241	Mar. 24-2000	Mar. 23-2006	69.00
Boléo X frac 16	211066	0.0068	Mar. 24-2000	Mar. 23-2006	2.00
Biarritz B	219819	0.0055	April 16-2003	April 15-2009	2.00
San Luciano 2	220790	670.000	Sept. 30-2003	Sept. 29-2009	4,061.00
San Luciano 3	221073	1,899.000	Nov. 19-2003	Nov. 18-2009	9,453.00
San Bruno	222772	8,783.000	Aug. 27-2004	Aug. 26-2010	12,264.00
	Total	**11,370.4291**			**26,186.00**
	Total				**US$2,297.00**

The project also includes three surface lots which total 6,692.58 hectares (Table 3).

Table 3: Boleo Project, Surface Property Taxes

Surface Lot	Size (hectares)	Annual Taxes (pesos)
El Boléo	6,553.55	21,604
Soledad Property	99.91	23,786
San Luciano Property	39.12	5,301
Total	**6692.58**	**50,691**
Total		**US$4,447**

Figure 2: El Boleo Property map


366000.0000 m
370000.0000 m
374000.0000 m
DEC. 2004.
0 500 1000 m.
3029000.0000 m
3025000.0000 m
BIARRITZ B
T - 219819
SOLEDAD PROPERTY
EL BOLEO
PROPERTY
SAN LUCIANO 4
E - 418
SAN LUCIANO 3
SAN BRUNO
T - 222772
FIGURE

6.3 Ownership

The mineral concessions covering the Boleo copper-cobalt-zinc deposit are 100% owned by Minera y Metalurgica Del Boleo S.A. de C.V., a Mexican company involved in mineral exploration and development and wholly owned subsidiary of Mintec International Corp., a Barbados registered company.

In October, 1993, Mintec was incorporated as part of a restructure of the ownership interests in the Boleo Property, Mexico, between Terratech Environmental Corporation (owners of the Boleo concessions), a Barbados company controlled by the current shareholders of Mintec and International Curator Resources Limited, a TSE listed company that had an option to acquire a controlling interest in the Boleo Property. Between 1993 and 1997, Mintec, primarily under the direction of ICR, conducted significant exploration and development of the Boleo Property, culminating in the issuance of a pre-feasibility study by Fluor Daniel Wright in September, 1997. A dispute arose between Terratech and Curator in 1999 which was ultimately settled in 2001 with Curator withdrawing from Boleo by transferring its interest in the Boleo project and Mintec back to Terratech.

6.4 Taxes and Assessment Work Requirements

6.4.1 Taxes

Total annual fees payable in January, 2005 as of this report are 904,319 pesos or using the exchange rate as of December 01, 2004, US$ 80,028 (Table 1 and 2). The calculated annual fees are based on the latest published government tax guides.

6.4.2 Work Requirements

Work obligations on the property (known in Mexico as- "Informes de Conprobaçiones de Obras") are in good standing. Based on past work expenditures of approximately US$ 22 million, enough credits have been accrued to keep the property in good standing until 2013.

6.4.3 Option Payments

There are no royalties payable on the properties and there are no other agreements or encumbrances

6.5 Permits and Liabilities

6.5.1 Permits

As part of the 1997 pre-feasibility study, an environmental baseline study was carried out and is estimated to have met 70% of the requirements for a full Environmental Impact Statement (EIS). In Mexico, the environmental program initially covers baseline studies including the (existing) natural environment conditions and the socio-economic environment. The final report is an EIS and is prepared close to the end of a feasibility study. The EIS gives a detailed description of the project and its operations, identification and description of the environmental impacts and a description of the preventative and mitigation measures applicable to the environmental impacts. The EIS will entail the full suite of project permits which are the normal prelude to production. When project work was halted in 1998, all required land use permits were in place. Due to inactivity those permits lapsed and required re-activation in order to complete certain studies as part of the full feasibility study. During early 2004, MMDB prepared and presented to SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales) an EIS which includes permits to carry out further diamond drilling (54 holes), drill road or access construction (7,580 meters), and 5 underground mining tests. As of October 13, 2004

authorization was granted by the DGIRA (Direccion General de Impacto y Riesgo Ambiental) of SEMARNAT with document number S.G.P.A./DGIRA.DEI.2587.04 , and as of November 18, 2004 further authorization was granted by CONANP (Comision Nacional de Areas Naturales Protegidas) with document number F00.200.DGCM-2474. MMDB will continue to work with the Mexican National Environmental Agency (SEMARNAT) on all enviromental matters.

6.5.2 Liabilities

There are no outstanding liabilities associated with the property. The most recent disturbances were caused by the drilling program and metallurgical sampling program of International Curator in 1997-98. All of the disturbed areas were remediated and there are no assessed environmental liabilities.

The project is located within the Vizcano Biosphere Reserve which is centred on the Desierto de Vizcaino on the west central coast of the Baja. The Biosphere was extended south to encompass the old Boleo Mining District to protect certain environmental and cultural features in the town of Santa Rosalia. It is believed that this extension was intended to protect the historic buildings dating from the late 1800's which are associated with the early mining of the Boleo district. All of these buildings are outside of the Boleo project and study area boundary and will not be directly affected by project development. Since the Boleo district has been mined for copper and cobalt since 1865 and with two large gypsum quarries currently operating in the region, the authorities have designated the local land use for mining and have established land management directives within the Biosphere for development. The area within the reserve is therefore managed relative to a specific land usage description.

There are no tailings ponds on the lands owned by MMB or on the referenced concessions. There are 88 small waste dumps located at the portals of historic mine workings

Item 7 Accessibility, Climate, Local resources, Infrastructure and Physiography[2]

7.1 Access

The Boleo Property is located on tidewater on the east coast of the State of Baja California Sur, Mexico, adjacent to the town of Santa Rosalia. Access for construction equipment would principally be by the Trans-peninsular highway some 850 kilometres south of the US border. This highway passes through Santa Rosalia and carries heavy traffic volumes year round. Heavy construction equipment and project supplies would also be brought in by barge to the port of Santa Rosalia and the Pacific Coast marine facilities at Guerro Negro. There are regular scheduled air services from the United States and mainland Mexico to both Loreto, which is a two hour drive away to the south and La Paz which is a six hour drive to the south. The closest private airstrip is at Palo Verde a half hour drive away. Port facilities, which serviced the copper mine until 1985, are still being used twice a week by a ferry service to the mainland at Guaymas.

7.2 Climate

The project area is immediately adjacent to the Gulf of California, with a climate typical of the Sonoran desert region with warm to hot temperatures and minimal seasonal precipitation. Rainfall is confined mainly to heavy cloud bursts at intervals of several years during tropical cyclones. Mining operations can be scheduled 365 days per annum save for rare heavy rainfall events which occur every ten years on average.

[2] Information derived from Mehner 2003

7.3 Local Resources

Santa Rosalia has a population of 10,000 people and services a large fishing fleet, fish processing facilities and two open pit gypsum mines. A socio-economic study prepared in 1997 showed that almost all of the non-staff positions could be filled from the local population. Education levels are reasonably high but unemployment is also high. According to the most recent Mexican census, nearly 40,000 people live in Mulegé County, which is over 10 percent of the Baja California Sur population. Population concentrations within the county include Santa Rosalia, Santa Agueda, Mulegé (town), Guerrero Negro, San Ignacio, Bahía Tortugas, San Marcos Island, Gustavo Diaz Ordaz and Bahía Asunción. Santa Rosalía is the largest town in the county.

Hotel accommodation, gasoline, groceries and various hardware goods can all be purchased in Santa Rosalia. Other items including machinery and trained personnel are readily available from mainland Mexico via the ferry to Guaymas or airplane through Loreto or La Paz. Services and supplies are also obtainable from California, USA.

Fresh water for domestic and drilling purposes is scarce and mostly obtained from wells in Palo Verde, 30 km away. The planned process plant is expected to use sea water for 99% of its requirements. A desalination plant with a capacity of 115 m3 /hr will be required to supply water for domestic use at the mine as well as provide sufficient fresh water for the final stages of metal production.

7.4 Infrastructure

Aside from the many kilometres of drill road built along each arroyo to access the property, the only other infrastructure on the property is a warehouse and fenced yard. This was constructed in 2002 by MMB as a site improvement and will be used as the site office and base of operations for ongoing development.

7.5 Physiography

Property topography is best described as mesa-arroyo with relatively flat plateau cut by deeply incised arroyo valleys resulting in rugged, steep sided valleys with arroyos that drain into the Gulf of California. Project site elevations vary from 50 - 350 meters above sea level.

The project site is very arid with vegetation consisting of a wide variety of cactus. Over most of the project area vegetation is quite sparse and only locally along the mesa tops, a few kilometres in from the coast, does it occur in significant amounts.

Item 8 History

The discovery of copper in the Boleo district is attributed to local rancher, Jose Rosa Villavicencio who found copper nodules, "boleos" in 1868 while wandering in an arroyo not far from present day Santa Rosalia (Wilson and Rocha, 1955). The property was sold to two individuals from Guaymas, Sonora who in 1872 began mining and hand sorting high-grade oxidized copper ores from trenches and open cuts and then shipped them to smelters in Europe and Guaymas. Lower grade material was left on dumps or used as backfill in the stopes. This continued until 1884 when declining copper made operations difficult and the firms failed. Until then production is estimated to have been 60,000 short tons grading 24% copper (Wilson and Rocha, 1955). A further 120,000 tons averaging about 8% copper is estimated to have been deposited on dumps or used as backfill in stopes.

In 1884, a number of French geologists and mining engineers including Messrs. Eduoard Cumenge and G. de la Bouglise, visited Boleo and after recognizing the vast potential recommended a significant investment to develop the district. On May 16, 1885 the Compagnie du Boléo (later to be known in Mexico as the Compania Del Boleo, S.A. - "the Boleo Company") was formed in Paris, backed mainly by the banking interests of the French house of Rothschild.

On July 7, 1885, the Boleo Company acquired, from the Mexican government, all mining claims in the region and a concession of about 20,655 hectares. Operations began in 1885 and early work involved a systematic organization of mining and construction of a smelter, port facility, town site and other infrastructure.

Production started in 1886 and by 1894 had reached over 10,000 annual tons of copper contained in copper matte and "black copper", which were transported to Europe for treatment. In 1922, a new smelter was built to produce blister copper, which was shipped to Tacoma, Washington, for refining. The Compagnie du Boléo was active from 1885 to 1938, when it went into liquidation. It continued operations on a small scale until 1948, when it was reorganized as the Boleo Estudios y Inversiones Mineras, S.A. From 1938 on, much of the smelter feed was supplied by small groups of independent miners called poquiteros, who re-worked backfilled slopes, robbed pillars and worked smaller, lower grade mines. Their work is poorly documented. Smelting operations were initially suspended in 1954. Nearly all of the ore mined in this period was won from numerous small underground mines throughout the district.

In 1954, operations were taken over by the Compañia Minera Santa Rosalia, S.A., jointly owned by Federal and State Governments and private Mexican interests and managed by the Comisión de Fomento Minero (Fomento Minero is the Mexican Bureau of Mines). Fomento Minera attempted to sustain copper production by re-opening the smelter and building a leach-precipitation-flotation (LPF) plant to treat dump material. This also included small amounts of underground ore produced by the poquiteros all to produce a concentrate for the smelter. Recoveries in the LPF plant are reported to have been about 60% in the early years but diminished with time as the plant deteriorated. The smelter continued operation, treating material produced by poquiteros and concentrates from off-shore, until final closure in 1985.

During the latter years of operation at Boleo, there was some exploration in the form of diamond and churn drilling by both French and Mexican concerns. Shafts were also sunk to intercept the high grade mineralization. This work was concentrated in a few relatively restricted areas of the district since the smelting operations needed a cut off grade of >4.5%. This exploration work showed that the required grades lay near the southeast corner of the present property and at depth- deeper than 200 metres. It should be noted that these early operators assayed only for copper and only portions of the mineralized units were sampled. The results were thus of little importance in the overall scheme of a modern exploration program.

During the 1960's and early 1970's, the Compañia Minera Santa Rosalia S.A, in an effort to find more reserves for the LPF plant, commenced an underground program in which it blocked out a measured resource of backfill material in the Apolo mine area reported to be in the order of 660,000 tonnes grading about 1.60% copper, with an unknown cobalt and zinc content. This material was never mined due to lack of funding from the government.

Table 4: *Historical Mining Activities at Boleo*

Period of Activity	Tonnes Mined	Ave. Copper Grade	Tonnes Copper Produced
To 1884	~54,400	24.0%	~10,400
1888 - 1947	13,622,327	4.81%	540,3342
1948 - 1952	817,300	3.95%	~27,000
1953 - 1972	1,118,200	3.95%	~36,500
1973 - 1985	720,900	3.02%	~18,000
1964 - 1972	2,500,000	1.40%	n/a

After cessation of operations at Boleo in the 1980's, the bulk of the district was held in the Mexican Strategic National Mining Reserve until 1991. Some months after the release of the ground from the reserve, much of the district was acquired by Minera Terra Gaia, S.A. de CV, a wholly-owned subsidiary of Terratech Environmental Corporation, Barbados, which subsequently optioned the concessions to International Curator Resources Ltd in 1993.

Over the period October 1993 to March 1997, Curator completed 68,685 meters of HQ coring in 828 holes. In addition, there were 28 holes either re-drilled or twinned, and 58 large diameter holes drilled to recover metallurgical test samples. This was supplemented with 108 hand or excavator dug trenches put in to expose mineralised mantos for both assay data as well as to better define erosional limits of various mantos. Ten larger trenches were dug, using bulldozers to expose the base of Mantos 2 and 3 and to provide sites for bulk sampling. Only six of these trenches were successful in exposing the desired contact and, of these, 5 contained Manto 3.

By the end of 1997 a pre-feasibility study incorporating all work completed since 1993 was prepared by Flour Daniel Wright and presented to the underlying owners. In summary, Flour Daniel Wright estimated proven reserves at Boleo to be 71.2 M tonnes grading 1.44% Cu, 0.092% Co and 0.55% Zn with further probable reserves of 13.1 M tonnes grading 1.57% Cu, 0.065% Co and 0.81% Zn. These were deemed sufficient to support an 11,500 tonne per day operation for about 17 years with an estimated capital cost of about US$ 440.5 million. The operation was envisioned to be an open-pit mine with on site processing utilizing a hydrometallurgical plant producing copper, zinc and cobalt cathode with an option to produce a cobalt sulphide product instead of cathode. Metal recovery would involve acid leaching with copper, cobalt and zinc recovered from the leach slurry using a "novel", in pulp method of recovery.

In 2001, following a significant down turn in metal prices, International Curator withdrew from the project by handing back its interest in Mintec and the Boleo concessions to Terratech Environmental Corporation.

After re-gaining control of Boleo, Mintec engaged Bateman Engineering Pty. Ltd. of Australia to assess the pre-feasibility work conducted by Flour Daniel back in 1997 and determine if significant improvements in mining, processing and capital costs could be achieved relative to the costs presented by Four Daniel. Most of Bateman's work concentrated on the metal recovery part of the proposed flow sheet where they propose using a conventional counter current decantation (CCD) solid-liquid separation circuit followed by base metal recovery from the CCD wash solution. The Bateman flow sheet also involves acid leaching of the copper, zinc and cobalt followed by rejection of the leach residue and separate recovery of copper and zinc metal and cobalt either as a metal product or a high value cobalt precipitate.

As a result of the Bateman work and the belief that the new process, if proved viable through future metallurgical testing including a pilot plant, would greatly improve the economics of the project, Mintec embarked on a corporate re-organization. In April, 2002, Mintec International Corp. acquired all of the rights to the copper/cobalt concessions, as described above and registered them with Mintec's wholly owned Mexican subsidiary Minera y Metalurgica Del Boleo S.A. de C.V.

Item 9 Geological Setting[3]

9.1 Regional Geology

The Boleo deposits occur within the Boleo sub-basin of the Santa Rosalia basin. This basin formed as a result of Miocene rifting in the Gulf of California extensional province (Figure 3). The northward extension of this province is the Basin and Range province of the southwest United States.

[3] Information from Mehner 2003

Figure 3: El Boleo Geological Setting


TRANSFORM FAULTS AND
SPREADING CENTRES IN
THE GULF OF CALIFORNIA
Transform
fault
Spreading
centre
U.S.A.
MEXICO
Oceano
Pacifico

The timing of initial rifting varies from 13 Ma to 8 Ma. In the Boleo District, which is located near the western edge of the Gulf extensional province, rifting is believed to have started some time after 10 Ma (Sawlan and Smith, 1984).

The early direction, was east-northeast and produced north-northwest oriented basins and ranges in basement Miocene volcanic rocks flanking the rift axis. The latest movement, occurring after the Gulf transform and San Andreas wrench-fault systems were initiated, has been right-lateral oblique movement (Stock and Hodges, 1989). This has moved Baja California approximately 350 km. northwest relative to mainland Mexico and has created a number of deep pull-apart basins along the axis of the Gulf of California (Bailes et al, 2001).

Stratigraphically the Boleo copper-cobalt-zinc deposits occur within the late Miocene age succession of fine to coarse clastic sedimentary rocks of the Boleo Formation, lying unconformably on andesitic rocks of early to middle Miocene age called the Comondú Volcanics. The Boleo Formation is characterized by a number of coarsening upward cycles of sediments that are believed to represent deltaic deposition in a shallow, near-shore marine basin. The upper part of the formation has been locally eroded and unconformably overlain by similar but barren and fossil-rich sedimentary successions of Pliocene and Pleistocene age delta and beach deposits, known as the Gloria, Infierno and Santa Rosalía Formations. The Boleo and overlying formations collectively make up the so-called Boleo Basin. Locally, the entire succession is capped by Pleistocene to Recent flows and pyroclastic rocks of the Tres Virgenes Volcanics. The geology of the district has been described in detail by Wilson and Veytia (1949) and by Wilson and Rocha (1955), in privately prepared reports for curator by Peatfield (1995) and Christoffersen (1997) and in numerous other published and unpublished papers and reports referred to in the above mentioned reports.

9.2 Property Geology

The oldest rocks outcropping on the property are andesitic volcanics of the Comondu Formation. They include sub-aerially erupted flows and coarse explosive breccias which grade into coeval epiclastic sediments to the west. The volcanics have been dated from 24 to 11 Ma. They are underlain by Cretaceous granodiorite (Schmidt, 1975).

The overlying Boleo Formation consists of five coarsening upward cycles of sedimentation numbered "4" at the base and "0" at the top (Figure 4). This interpretation is based on work by Curator from 1993 to 1997 and is different from that published by Wilson and Rocha (1955) who interpreted conglomerates, the coarsest units in the stratigraphy, to be the basal unit in each cycle.

The basal unit in the Boleo Formation is a 1 to 5 meter thick limestone unit. It contains cherty lenses and non-diagnostic fossil fragments. Its occurrence atop very steep palaeo surfaces combined with banding parallel to its base and the cherty horizons suggests it is at least in part, a chemical sediment.

Overlying the limestone or laying directly on Comondu over parts of the district particularly over much of the coastal area is an extensive gypsum deposit up to 80 meters thick. Although a few dome or mound structures have been noted, the gypsum unit is characteristically flat to shallow dipping exhibiting laminated to massive and even brecciated textures. Intraformational carbonate beds are rare.

On top of the gypsum/limestone beds is the cyclic succession of clastic beds that average 150 and range to 270 meters thick. Individual cycles range from 20 to 140 meters thick and consist of a basal mud and fine volcanic ash horizon (now altered to montmorillonite clay) that hosts the copper-cobalt-zinc mineralization (the manto). These are overlain by progressively coarser material of maroon coloured, tuffaceous claystone, siltstone, feldspathic sandstone, pebbly sandstone and eventually cobble to boulder orthoconglomerates.

Typically the earliest cycles (manto 4, then 3) are thickest with each successive cycle being thinner. The last cycle is thin and believed to be incomplete. All cycles thin over basement highs and wedge out toward the basin margins. The copper-cobalt-zinc-manganese stratiform deposits only occur within Boleo formation rocks.

Unconformably overlying the Boleo clastics are fossiliferous marine sandstones and conglomerates of the lower Pliocene (about 5.3 Ma) Gloria formation (Bailes et al, 2001). These in turn are overlain by slight unconformity with a sequence of fossiliferous marine sandstones and conglomerates of the Infierno formation. Unconformably overlying these are fossiliferous sandstone and conglomerate of the Pleistocene, Santa Rosalia formation (Wilson and Rocha, 1955).

9.3 Structural Geology

The Boleo Formation rests on an irregular volcanic basement, with several distinct basement highs and intervening troughs. In places, these basement highs are so pronounced that they have influences the deposition of the lower mantos, such that these pinch out against the volcanics and only the upper mantos are present. There is also a tendency for the sediments of each cycle to thin towards the high, giving a stratigraphic compression and thus less vertical separation of mantos.

Faulting is common throughout the district. The dominant faults are northwest to north-northwest striking and steeply dipping with normal movements. These faults have downthrows to both east and west, with more of the major faults down dropping to the west. This, coupled with the generally easterly dip of the mantos, yields a stepwise pattern of the present position of the mineralized beds (Figure 5). Many of the faults appear to be long-lived, probably with their first movements influencing the initial basin formation and with continuing movements throughout time to the present day. Vertical displacements can be as much as 50 to 200 metres maximum on the major faults, with much lesser movements toward the ends of these faults and on lesser structures throughout the district. Fault displacements will obviously be important in detailed mine planning; fortunately, in much of the district, the faults and their displacements are well documented in old mining records.

Major faults at Boleo are, in most cases, separated by several hundred, to in some cases, over a thousand metres. Lesser faults are common and more closely spaced. Faults displace mantos and as a consequence of their dip, may form "fault windows" in which the mantos are not present.

Figure 4: Boleo Formation Stratigraphic Column


GLORIA FORMATION SEDIMENTS
+- 5.5 MA (FOSSILS)
+- 7.5 MA (K/AR)
+- 10 MA
+- 12 MA
SEDIMENTOS DE LA FORMACION BOLEO
COMONDU
MANTO 0
#1 CYCLE
MANTO 1
SIN NOMBRE MANTO (MANTO FOUND ONLY IN MONTADO)
#2 CYCLE
MANTO 2
CINTA COLORADA
#3 CYCLE
MANTO 3AA (MERCURIO)
MANTO 3A
MANTO 3
#4 CYCLE
MANTO 4
BASAL BOLEO SEDIMENTS
COMONDU VOLCANICS ARE TIPICALLY OVERLAIN BY BASAL BRECCIA, LIMESTONE AND GYPSUM
BASAL VOLCANICS
GLORIA FORMATION SANDSTONES ARE YELLOWISH IN COLOUR & VERY CALCAREOUS
No. 0 SANDSTONES CONTAIN MINOR SHELLS AND TEND TO BE MORE CALCAREOUS
No 0 MANTO IS USUALLY AN UNMINERALIZED, LAMINATED CLAYSTONE
No. 1 MANTO IS NORMALLY A WELL LAMINATED GREEN TO BLACK BED; BRECCIA UNCOMMON
No 2 SANDSTONES ARE GENERALLY FINER GRAINED THAN No. 3 SANDSTONE
No. 2 MANTO IS NORMALLY THINLY BEDDED, OFTEN WITH INTER BEDDED GYPSUM AND LIMONITE. LOCAL BRECCIA ON TOP
No 2 CONGLOMERATE IS NORMALLY POORLY CEMENTED AND IS MORE LENSE LIKE AND DISCONTINUOUS IN NATURE
No 3 SANDSTONE CONSISTS OF WELL BEDDED SEQUENCES OF PREDOMINANTLY FINE-MED. GRAINED MATERIAL OVERLAIN BY SILSTONE TO CLAYSTONE BEDS
UPWARD TREND; BELOW #2 MANTO SANDSTONE IS OFTEN GREENISH IN COLOUR
No 3,3A & 3AA MANTOS TYPICALLY HAVE LAMINATED, MINERALIZED BASES OVERLAIN BY POLYMICTIC BRECCIAS
No. 3 CONGLOMERATE IS THE BEST CEMENTED/INDURATED CONGLOMERATE
No 4 SANDSTONES TYPICALLY MEDIUM TO COARSE GRAINED, PEBBLY AND POORLY SORTED, OFTEN A WEAK GREY TO PURPLE COLOUR
MANTO IS OFTEN CALCAREOUS
GYPSUM IS LAMINATED & DOMAL
LIMESTONE IS MASSIVE TO BEDDED; OFTEN MANGANIFEROUS

Figure 5: Geological Cross-Sections


SECTION 3400 N
E-1000.00
E-500.00
E+500.00
SECTION 1300 N
E-1000.00
E-500.00
E+500.00
GEOLOGIC UNITS
OVERBURDEN
STA. ROSALIA/GLORIA/INFIERNO FMNS
BOLEO FMNS (NON MINERALIZED)
TBCU FMNS
COMONDU/GYPSUM/LIMESTONE
MANTO
TBCU0 -MINERAL HORIZON 0
TBCU1 -MINERAL HORIZON 1
TBCU2 -MINERAL HORIZON 2
TBCU3/3A - MINERAL HORIZON 3/3A
TBCU3AA - MINERAL HORIZON 3AA
TBCU4 - MINERAL HORIZON 4
MINERA Y METALURGICA DEL BOLEO, S.A. DE C.V.
SECTION 3400 N
AND
SECTION 1300 N
DATE: DEC. 2004
FIGURE 5

However an order of magnitude calculation suggests that the windows may represent less than 2% of the total area. Many of the major faults have zones a few metres to tens of metres wide in which the rocks, including the mineralized mantos, are highly disrupted.

There has also been some oblique strike-slip movement on many of the faults. The sense of this movement appears to be predominantly right lateral which would be expected given the spreading regime in the Gulf of California.

Item 10 Deposit Types[4]

The Boleo District hosts a number of mineral deposit types that have the potential to be of sufficient size and grade to be economically mined and processed. The most important of these and the subject of this report are the manto hosted copper-cobalt-zinc deposits which occur in Boleo formation clastic sediments.

Another possible target is the extensive gypsum beds which occur over portions of the property, particularly north and east of Arroyo Saturno. It is believed they occur along the same stratigraphic position as those currently being mined immediately north of Boleo and 20 km southeast on San Marcos Island.

Additional possibilities include potential manganese deposits within Boleo formation rocks.

Item 11 Mineralisation[5]

Deposits of copper-cobalt-zinc mineralization in the Boleo District occur within widespread, stratiform clay-rich horizons or beds known as "mantos" (manto is a Spanish term used in mining parlance for a generally mineralised layer or stratum). Within Boleo formation stratigraphy there are up to seven mantos, including two of very limited extent, that occur as relatively flat to generally shallow dipping, stratabound and stratiform beds. These include, with increasing depth, manto 0, 1, 2, 3AA, 3A, 3 and 4. Historically the major producing manto has been number 3, which yielded approximately 83% of all production between 1886 and 1985 when the mine shut down. Most of the remaining production has come from manto 1 in the southeast portion of the Boleo area where manto 3 is absent. A small amount of production has come from the widespread but generally thin manto 2 while an even smaller level of production has come from the relatively restricted manto 3A. Based on previous studies and exploration work, the mantos which still offer the most potential for hosting significant economic reserves are manto 1 and manto 3.

The mantos themselves tend to be clay rich (ash altered to montmorillonite) with laminated basal zones generally less than 1 meter thick overlain by intrabasin slump breccias up to 20 meters thick. Underlying lithologies vary from predominantly ortho-conglomerates in the heart of the Boleo basin to coarse sandstones typically containing pebbles of Comondu volcanics. The contact between the mantos and footwall rocks is sharp.

Overlying lithologies vary from fine to medium grained sandstones. The contact between them and the clay rich slump breccias is gradational.

Metals of interest in the mantos include copper, cobalt and zinc. Ore minerals include a fine grained, complex assemblage of primary sulphides including pyrite, chalcocite, chalcopyrite, bornite, carrolite, sphalerite and secondary minerals including malachite, azurite, boleite, pseudoboleite and cumengite. Mineralization is generally finely disseminated over intervals up to 20 meters thick in the

[4] Data from Mehner 2003
[5] Data from Mehner 2003

slump breccias. The richest material typically occurs in the laminated basal section of the Manto, which was historically (1886 to 1953) mined to an average of about 80 cm and graded 4-5% Cu.

In a general sense each manto has distinctive characteristics, especially with regard to copper-cobalt ratios and relative concentrations of zinc, manganese and carbonates. Zoning of the principal economic metals occurs both vertically and laterally. Within individual Mantos, copper is enriched at the base, zinc towards the top and cobalt is more or less evenly distributed. Stratigraphically, vertical zoning shows a trend of zinc enrichment from the lowest manto (4) to the uppermost Mantos. Lateral variations indicate the central core of the Boleo sub basin is copper rich flanked by a zinc rich marginal zone. Cobalt is variable and shows no clear correlation with copper or zinc.

Individual mantos and their enclosing strata are "time transgressive", in that they are progressively younger toward the present Gulf of California. One very distinctive unit, the "Cinta Colorada" or "red ribbon" is a layer of reddish andesitic-basaltic tuff up to two metres thick. This is interpreted as the product of a single explosive volcanic event, which probably blanketed the entire region. The Cinta Colorada represents a true "time horizon", and can be seen to transgress stratigraphy, in some places lying within the unit 2 conglomerate (below Manto 2) and elsewhere in the underlying unit 3 clastic succession. Thus it demonstrates the time transgressive nature of the enclosing stratigraphic units.

Individual Mantos have great lateral continuity and relatively consistent thicknesses. In the principal areas of interest, the lowest Manto (4) lies at the base of the Boleo Formation, directly on the Comondú Formation. Manto 3 is widespread and thick, and accounting for the largest proportion of the mineral resource. Mantos 3A and 3AA are less continuous and thinner, lying higher in the succession. In some places, especially in the Saturno-Jalisco area, 3A merges with 3. Manto 2 is stratigraphically very continuous but because of its higher stratigraphic position, it is more commonly eroded.

Manto 1 makes up the bulk of the mineral resource in the southeast portion of the Boleo property, where the lower mantos (3 and 4) were for the most part not deposited. The beds dip to the southeast and as a consequence, Manto 1 lies deeply buried in this area. To the northwest, Manto 1 overlies the well-mineralized portion of Manto 3 (and in many places, 3A, 3AA and 2).

Item 12 Exploration

Since acquiring control of the Boleo project in 2001, MMDB has not carried out any field exploration work. Rather they have concentrated on carrying out a complete geological, mining and processing review of the Boleo Property. This includes an independent review of the open pit copper-cobalt-zinc reserves, the determination of underground, an in-depth review of alternate flow sheets for the processing of ore from the Boleo Property and an investigation into alternative mining methods, in particular the potential to use underground mining techniques. This review resulted in a new pre-feasibility study being issued by Bateman Engineering Pty Limited, of Perth, Western Australia in February 2002, which focused principally on a new metallurgical flow sheet for the processing of ore from the Boleo Property.

All historical work including that carried out by Curator in conjunction with Mintec prior to its re-organization is documented in section 6.0 under History.

Item 13 Drilling

13.1 General

All drill holes used in the current resource study were completed by previous owners of the Boleo property. MMDB commenced a drilling campaign in December 2004, with two holes being completed in that month and an additional 12 holes planned for January 2005.

13.2 Historical

The oldest recorded drilling program was carried out between 1927 and 1940 when 10,237 meters were drilled in 46 vertical churn holes (Wilson and Rocha, 1955). Most of these holes were drilled in the southeast portion of the property to explore for manto 1 in the Rancheria, San Luciano, Montado areas. Further diamond drilling was carried during the latter years of mining operations when Fomento Minero was looking for high-grade reserves to exploit. Records of this drilling were either never kept or have been lost or destroyed.

By far the most extensive drilling program ever conducted in the Boleo District was that of International Curator Resources Ltd. between 1993 and 1997. All exploration diamond drilling was completed using skid mounted Longyear 38 drill rigs moved with logging skidders. Core size was HQ (63.5 mm dia.), reduced to NQ (47.6 mm dia.) when necessary because of drilling problems. In areas where considerable thickness of overlying barren stratigraphy (Gloria, Infierno, Santa Rosalia formations) was expected, the upper portion of the hole was triconed before coring was begun near the target horizon.

Item 14 Sampling Methods

All samples used in the resource estimation are from diamond drill holes. Drill hole spacing varies across the Boleo district. If all holes are considered the average distance between holes is 325m x 325m. If however data is filtered the Saturno-Arroyo Boleo area has a mean distance between holes of about 150m x 150m, whilst in the Rancheria-Montado area the mean distance between holes is about 525m x 450m.

Down hole sample intervals also vary as intervals were selected on the basis of geology. A total of 9,315 samples have been collected from the mineralised manto units and the mean sample interval was 0.96m.

No drilling activities were in progress at the time of the two site visits made to the Boleo property so the sampling and logging processes described below have not been observed in practice.

Sampling procedures (adopted by Curator) comprised:

- Transporting core from the drill site by either helpers or geologists to company warehouses in Santa Rosalia, where the boxes were labelled and core recoveries calculated.
- The core was then logged by a company geologist who simultaneously marked out all sample intervals.
- Core was split with a mechanical splitter (or a knife in poorly consolidated material) by a trained local helper.

Samples were put into plastic bags, labelled then put into sacks for shipping to Guaymas. At Guaymas core samples were picked up by laboratory personnel and taken to XRAL-SGS laboratories in Hermosillo. The remaining split core was racked in secure warehouses. Core boxes containing unsampled material were stored in the Apolo adit (a large, secure underground opening northwest of the town).

The use of a mechanical splitter rather than a diamond core saw, to split core is not generally an ideal method. The reason given for using this method, in preference to a diamond saw, and is the friable nature of the rock that tended to fall apart during cutting. From the small amount of core viewed the material appeared to be sufficiently robust such that the use of a core saw should have been possible, however it should be noted that the core has been in trays for over six years and its current state may not be the same as at the time of sampling.

The use of a saw is generally better than mechanical splitting in that it cuts through grains and particles, so that some material is collected in the sample whilst other is retained in the reject half. Where a splitter is used the split surface is typically uneven, with breaks that do not exactly honour the desired half core proportion. Particles along a break can be left intact and are either taken 100% into the sample or left behind in the reject. This can lead to increased sampling error and variability in the resulting assay data. In extreme circumstances this may result in sampling induced bias in the assay results.

Where the core was very friable and disintegrated it is unclear how this material was selected as part of the sample or reject.

Extremely soft clayey material was split in the tray using a knife, and is the best method to use.

Core logging was based on geological intervals with detailed written descriptions for each interval. Mineralogical, structural and textural information was not recorded in dedicated fields, making it difficult to extract anything other than summary data from the logs.

As part of the core logging process, each geologist prepared a summary log and computer code log for each hole to facilitate data entry into Microsoft Excel files. Assay results, which arrived from the laboratory in digital electronic form, were transferred directly to the Excel files and subsequently entered manually onto the drill and summary logs by the geologists.

14.1 Core Recovery

Core recovery was measured for each retrieved core run. Measured recoveries range from 82-90%, with a mean of 83% (Table 5). Where recovery was less than 100% no attempt was made to specifically identify location of lost core, within the recovered interval.

The core run intervals over which recoveries were determined do not correspond to specific assay intervals so it is not possible to evaluate whether a relationship, of any sort, exists between recovery and Cu or Co grade.

***Table** 5: Diamond Core Recovery*

Core Recovery by Manto				
Manto	Intervals	Drilled Length	Recovered Length	Recovery %
0	49	217.1	194.8	90
1	128	411.6	358.9	87
2	381	1,309.3	1,092.0	83
3	772	3,816.4	3,111.3	82
3a	564	1,576.1	1,327.6	84
3aa	50	126.2	110.7	88
4	141	1,277.7	1,076.6	84
total	2,085	8,734.32	7,271.92	83

14.2 Density Determinations

Data and methodology used to determine density were taken from an internal company report (Felix 1996). Measurements of specific gravity were taken during the exploration drilling campaigns of 1995 and 1996. A total of 2,112 measurements were obtained of which 418 volumes were determined by a dimensional method and 1,694 by water immersion. The dimensional method was used to obtain volume determinations in 1995 and the first weeks of 1996, after which only the water immersion method was used. About a hundred samples were measured for specific gravity using both methods. The difference between the results averaged of 0.4%. The samples were taken from both Mantos (995 determinations) and non-mineralized rocks (1,117 determinations).

Densities were determined on wet or undried samples. Dry density for mineralised Manto samples was calculated from the wet density by factoring the density value by the proportion of water content lost during sample drying. To determine water content, samples were dried at 110° C for a minimum of 6 hours. Water content was calculated, as the weight loss on drying, as a percentage of the original sample weight, by SGS-XRAL Laboratories in Hermosillo.

14.2.1 Dimensional (or Calliper) Method

The core sample was cut with a saw, perpendicular to its axis, samples were nominally 30cm in length.. A tape was used to measure the diameter of the two ends, with two measurements taken at each end with the average of the four taken to establish the diameter of the sample. In the same way, the length of the core was measured with the same tape in two directions and the average taken as the length. The volume is calculated using the formula for the volume of a cylinder and bulk density determined dividing the weight by the volume.

14.2.2 Immersion Method

The immersion is based on the Archimedes Principle, which states that the density of an object is equal to the weight divided by the difference between the weight in air and the weight in water.

In the laboratory, the samples were sprayed with lacquer to form a thin and uniform coat. The lacquer is used of prevent water being absorbed by the sample. The sprayed sample was let dry a few minutes and was weighed in normal (in air) conditions and submerged in water.

14.2.3 Results

For the purposes of resource calculations, a global in-situ dry bulk density of 1.41 tonnes per cubic metre has been used for manto material, based on an average calculated from 995 wet density measurements and the corresponding analysed water contents of the samples (Table 6).

Table 6: *Bulk Density Summary by Manto*

MANTO	WET (NATURAL)			DRY	
	Bulk Density	Data	H2O%	Bulk Density	Data
Tbcu0	1.84	53	26.75	1.36	53
Tbcu1	1.88	86	26.15	1.40	86
Tbcu1A	1.90	2	25.53	1.41	2
Tbcu2	1.87	136	26.93	1.38	136
Tbcu2A	1.86	11	26.86	1.36	11
Tbcu3	1.89	543	25.71	1.41	489
Tbcu3A	1.90	133	26.15	1.41	128
Tbcu3AA	1.88	9	26.89	1.38	9
Tbcu4	1.91	78	24.19	1.46	78
Tbcu4A	1.93	3	25.48	1.44	3
all mantos	1.89	1,054	25.93	1.41	995

Although there is some indication of increasing bulk density with depth, a graph of bulk density vs depth (Figure 6) shows a weak correlation.

Figure 6: Bulk Density vs Depth


Bulk Density vs Sample Depth
300
200
100
0
-100
-200
-300
Elevation (+/- msl)
0.50
1.00
2.00
2.50
Bulk Density

Item 15 Sample Preparation, Analysis and Security

Prior to 1997, assay samples were sent to the SGS-XRAL laboratory in Hermosillo where they were dried, crushed and pulverised. Analysis for Cu, Co, Zn. Fe and Mn was carried out at the same laboratory, with a perchloric acid digest and AAS finish. Samples that reported grades greater than 1% of Cu, Co or Zn were re-assayed using a method more appropriate for higher grade samples.

From 1997 onwards sample preparation was carried out at Chemex facilities in Hermosillo with pulps being forwarded to the Chemex laboratory in Vancouver, Canada for analysis. A four acid digest with AAS finish was used for Cu, Co, Zn, Fe and Mn.

The reject and remaining pulp material were returned to Santa Rosalia where they are securely and systematically stored in Mintec warehouses.

The reason for the change in assaying laboratory and technique was due to the identification of a systematic under reporting of, primarily, Co by SGS-XRAL. The extent of the analytical problems and re-medial measures taken are discussed in more detail in section 14.2 below.

All samples were stored, prior to shipping, in one of 3 locked warehouses in Santa Rosalia. When shipped, the samples were taken to the ferry by company personnel where they were put on the ferry and shipped across the Gulf of California to Guaymas. There representatives of the laboratory picked the samples up and delivered them directly to the laboratory in Hermosillo.

Item 16 Data Verification

Data verification can be considered as having four separate components:

- Are the assay results reported for each sample accurate?
- Are the samples, used in assaying process, representative of the sample interval?
- Are the reported assay values, which are identified by a unique sample number, assigned to the correct down hole sample intervals.
- Are the drillhole locations known accurately, and locations correctly entered in the database.

To evaluate accuracy and representivity, a number of quality control samples have to be inserted into the sample stream. These samples include Standard Reference Materials (SRMs or "standards") of known grade, blank samples with no grade, and possibly field duplicate samples. Field duplicates of diamond core samples should be the un-sampled half of core retained after the original round of sampling. To be most effective, the Quality Control samples need to be anonymous to the assaying laboratory.

16.1 Problems with the SGS-XRAL Assay Results

During the original round of assaying by SGS-XRAL, no SRMs or field duplicate samples were used. Some repeat assays were reported by the laboratory and on quick visual examination these appeared to be adequate, but no statistical analysis was completed to support this.

At a late stage in the process, a group of samples were retrieved and sent to an independent laboratory (Bondar-Clegg, Vancouver) for check analysis. The results of this check program revealed some considerable departures from the original values, though no standards were included with these samples, so the same samples were forwarded to Chemex Laboratories, also in Vancouver. The results of these second repeat check assays were again considerably different to both the original SGS-XRAL and Bondar-Clegg check assays, such that sufficient doubt was generated as to the validity of the entire assay database at Boleo. Consequently a decision was taken by the company (International Curator Resources Ltd, "Curator") to review the entire assaying process used for the Boleo samples.

16.2 Summary of 1997 Process Review and Re-Assaying Program

The review was carried out on behalf of Curator by consultants G. Peatfield and B. Smee. The process and subsequent re-assay program is reported in detail (Peatfield & Smee 1997, Peatfield 1997, Peatfield 1998). These reports are available and a limited synopsis is included in sections 14.2.1 - 14.2.6, below.

Several problems were identified with respect to the original SGS database. These were:

- Despite repeated assurances from SGS that the perchloric acid digest would give a total metal extraction, data from check assaying indicated otherwise.

- Above 4%, Cu SGS assay values showed very poor correspondence with check assays from other laboratories. It was thought that this was to do with a dilution step in the process but SGS failed to provide a rational explanation.

- SGS reporting left much to be desired, with issues such as changes in reporting format and numerous data errors.

- Check assaying strongly suggested that Co values from SGS were reported systematically low, possibly by as much as 15%.

16.2.1 Preparation of Assay Standards

The use of standards to monitor assay accuracy was decided on immediately. It was also deemed essential that these standards should be prepared from Boleo material so that the matrix of the standards matched that of the samples.

Initially two standards (Interim Standards) were prepared from Boleo material (Boleo I, II). These were prepared at the SGS laboratory. Sub-samples were dispatched to 7 laboratories for round-robin analysis. The material was subjected to a 4 acid digest (nitric, hydrochloric, perchloric and hydrochloric), with an AAS finish. From the data received from each laboratory the mean and relative standard deviations were determined. The interim standards were used only as a stop-gap measure whilst the full review of the assay process and the preparation of formal standards were completed.

The formal standards (Boleo III, IV, and V) were prepared at the Colorado Minerals Research Institute and CDN Resource Laboratories, Burnaby B.C. Canada. Composites of varying grade were combined to form three single 25kg samples. Samples were again dispatched to several laboratories in the USA, Canada and to SGS in Mexico for round-robin analysis. The same 4 acid digest method was used. The acceptable grade and limits for each standard (Peatfield 1997) are shown in Table 7.

***Table 7:** Boleo Assay Standards*

	Copper			Cobalt			Zinc		
Standard	mean	+2sd	-2sd	mean	+2sd	-2sd	mean	+2sd	-2sd
Interim Standards									
Boleo I	1.546	1.682	1.410	0.0595	0.0640	0.0550	0.34	0.329	0.278
Boleo II	3.813	4.159	3.466	0.0527	0.5677	0.4377	0.355	0.389	0.321
Formal Standards									
Boleo III	0.514	0.555	0.472	0.0520	0.0630	0.0490	0.322	0.338	0.306
Boleo IV	1.124	1.202	1.047	0.0934	0.1082	0.0786	0.387	0.415	0.358
Boleo V	7.405	7.900	6.910	0.0986	0.1146	0.0827	0.459	0.459	0.434

16.2.2 Analytical Method and Assaying Laboratory

To determine the most appropriate analytical method to use, 12 samples were selected, prepared in replicate pulps and dispatched to several laboratories where they were assayed using 4 different techniques:

- Aqua-regia digest
- Sodium peroxide fusion
- Perchloric acid/aqua-regia digest
- Four acid digest (nitric, hydrochloric, perchloric, hydrofluoric)

The sodium fusion method tended to report substantially lower grades indicating less complete dissolution. The four acid method gave the most consistent results although slightly lower than the aqua-regia or perchloric/aqua-regia digests.

The four acid digest was chosen as the analytical technique and Chemex was chosen as the assaying laboratory. A second laboratory, Mineral Environments Laboratories, was chosen for check assaying.

16.2.3 The Re-Assay Program

All pulp and reject material held by SGS in Hermosillo were returned to Santa Rosalia. Samples were select for re-assay on the premise that any sample obviously or likely to be used in resource estimations would be re-assayed. When in doubt samples were included rather than omitted.

Thirty gram sub-samples of existing pulps were prepared and a completely new sample number sequence applied. Standards, blanks and duplicate pulps were inserted into the sample stream in sequence so that for every 40 samples sent to Chemex would include, 2 standards, 2 blanks and 2 duplicate pulps. In addition Chemex inserted 2 of their own standards and a sample blank. In all about 6,800 samples were re-assayed. To monitor quality 1,200 internal quality control samples (standards, blanks and duplicates) were inserted by Curator and an additional 800 laboratory samples were inserted by Chemex.

The results of the internal standards and blanks were monitored as data was received by means of control charts, which show the acceptable value and upper/lower limits (+/- 2s.d.). No concerning results or trends were identified. Blanks sample results were monitored by eye and no obvious contamination was seen. Chemex standards were monitored in a similar way.

Sample duplicate data was analysed using a mathematical technique (Thompson and Howarth 1978) to determine analytical precision. The results indicated that at grades likely to be mined levels of precision were very good (+/- <5%) for both Cu and Co.

16.2.4 Second Laboratory Check Assaying

A total of 441 duplicate pulps were sent to a second laboratory (Mineral Environments Laboratories, "Min-En") for check assays. Typically there was less than 20% difference between the two laboratories, there was however a clear laboratory bias, with Min_En results reporting lower than Chemex. Similar results were seen in the data reported for the standards returned from Min-En. It was concluded that the check laboratory did not match their performance in the original round-robin tests.

16.2.5 Core Duplicate Assaying

As part of they re-assaying program, pulp duplicates were routinely inserted into the sample stream. However, because they are from the same original sample, they do not provide a means for determining overall precision resulting from all steps in the process, from sampling, sample preparation and assaying. To do this the remaining half-core has to be sampled and subjected to the same sample preparation and assaying regime.

One hundred samples were selected for core duplicate assaying. For each of these samples the remaining half-core was collected from the core tray and sent for assay. Half core was crushed and split into two equal samples. From each of these a 250gm sub-sample was taken and fine pulverized and a final 30gm sub-sample taken from each and sent to Chemex for assaying. As a result it was possible to compare the original assay against two identical assays of the remaining core, referred to as 'A' and 'B' core duplicates.

In addition, duplicate samples were also taken from the coarse residue of the original assay samples retained by the laboratory.

Standards were inserted into the sample stream at a rate of 1 in 20, as done previously.

The results showed, as expected, lower precision between the core duplicates and original samples than for the coarse residue duplicates and the original samples. Surprisingly though, there were also noticeable differences between the calculated precision from the 'A' and 'B' core duplicates. This lead to a decision to include core duplicate sampling programs as part of all future drilling and assaying programs.

Average grades from both the 'A' and 'B' core duplicates were lower than the original assays by ~10% for Cu, 5% for Co and 2% for Zn. No explanation was given for this difference.

Table 8 summarises the results of the 'A' and 'B' core duplicate sampling program.

Table 8: Boleo Core Duplicate Results - 1st Program

Core Duplicates	Range (%)	Ave. Precision	Original Assay ave.	Dupl Core Assay ave.	% Diff.
Copper					
'A'	0.10 - 4.78	25.9	1.001	0.895.	-10.6
'B'	0.10 - 4.78	26.8	1.001	0.903	-9.8
Cobalt					
'A'	0.010 - 0.0525	20.2	0.063	0.060	-4.8
'B'	0.010 - 0.0525	20.1	0.063	0.060	-4.8
Zinc					
'A'	0.2 - 6.69	23.9	0.751	0.736	-2.0
'B'	0.2 - 6.69	14.2	0.751	0.736	-1.5

Subsequently a further 55 core duplicate samples were assayed (Table 9). Levels of precision clearly improves from core duplicates to coarse residue duplicates to pulp duplicates and, as in the first program, the core duplicate assays show a lower average grades than the original assays, although in the second program this difference is less. One reason for this improved result in the second program may be due to the fact that the duplicates and original samples were assayed in the same batch, whilst in the first program duplicates were submitted in two batches at a later date. Therefore any problem unique to a batch or prevalent at a laboratory for a limited time can impact on the entire program. The average grades of both the coarse residue and pulp duplicates are almost identical to the original samples.

Table 9: Boleo Core Duplicate Results - 2nd Program

Duplicate Type	Range (%)	Ave. Precision	Original Assay Ave.	Dupl Assay Ave.	% Diff.
Copper					
Core	0.10 - 4.38	14.4	1.020	0.957.	-6.2
Coarse Residue	0.10 - 3.34	5.7	0.816	0.811	-0.6
Pulp	0.10 - 3.72	1.7	0.595	0.587	-1.3
Cobalt					
Core	0.010 - 0.206	22.3	0.045	0.044	-2.2
Coarse Residue	0.010 - 0.335	8.8	0.051	0.051	0.0
Pulp	0.010 - 0.187	3.7	0.053	0.052	-1.9
Zinc					
Core	0.20 - 1.30	12.9	0.398	0.386	-3.0
Coarse Residue	0.20 - 0.65	1.5	0.326	0.325	-0.3
Pulp	0.20 - 1.48	1.8	0.441	0.440	-0.2

16.2.6 Conclusions Derived from the Re-Assay Program

The conclusions arrived at by Peatfield & Smee were:

- The initial assay method used by SGS was unreliable and uncontrolled, and therefore unacceptable.
- Tests carried out showed that a multi acid digest provided the most consistent assay results.
- Round-Robin assaying showed the original laboratory had difficulty in generating statistically acceptable results.

- The re-assay program was completed under controlled QC conditions, and provided revised database with acceptable accuracy.
- Subsequent core duplicate sampling produced relatively high but acceptable levels of precision. Precision based on reject duplicates showed little difference to pulp duplicate precision, indicating error attributable to sample preparation was minimal.
- The systematic decrease in metal in the core duplicates is not readily explicable. The improvement between the 1st and 2nd core duplicate sampling program may be due to the fact that in the 2nd program duplicates were assay in the same batch as the original sample.
- Routine monitoring of internal and Chemex standards indicate that there are no recognizable problems with the accuracy of the Boleo database.

16.3 Comments on Assay Quality Control Results

As a result of the initial problems identified in the Boleo assay database, the results from the re-assay program have been subjected to a high level of scrutiny.

The preparation of matrix matched standards is commendable and is the best means available to monitor and ensure assay accuracy.

The control charts for each standard (Peatfield & Smee 1997) show that although the Cu results do fall within the acceptable limits, they are mostly higher than the accepted value, rather then being scattered above and below. Conversely the standards reported by the second laboratory were also within the acceptable limits but systematically low. These patterns are consistent, in all cases, with the Chemex value for each standard reported in the round-robin assaying relative to the accepted value (the mean of 7 participating laboratories). The implication of these results is that the Boleo assay data may be reported marginally high, in the order of 2-4%.

However, H&S consider that a more rigorous evaluation of the round-robin results used in determining the standard values standards should have been applied. Of the seven participating laboratories, results from 6 were used, in most cases, to determine the true values (Peatfield & Smee 1997). H&S believe that results from fewer laboratories (3 or 4) were of sufficient quality and consistency to use in determining the true values. Figure 7 shows the graphically the Cu data reported by each laboratory used for BoloeV, whilst Figure 8 shows the data used by H&S. A similar exercise was completed Cu and Co data for BoleoIII and IV the results are compared in Table 10. Copper values determined by H&S are slightly higher than Peatfield & Smee, whilst Cobalt values are slightly lower. If revised Cu standard values are used, the potential assay bias of 2- 4% would be reduced to less than 2%.

***Figure** 7: BoleoV Cu, Round- Robin Cu Assays used by Peatfield & Smee*


8.70
8.50
8.30
8.10
7.90
7.70
7.50
7.30
7.10
6.90
6.70
0
2
4
6
8
10
12
14
Copper
Chemex
Min-En
Bondar
Cdn
CT&E
SGS

Figure 8: BoleoV Cu, Round- Robin Cu Assays used by H&S


8.70
8.50
8.30
8.10
7.90
7.70
7.50
7.30
7.10
6.90
6.70
0
2
4
6
8
10
12
14
Copper
Chemex
Min-En
Bondar

Table 10: Boleo Formal Standards – Revised Values

	Copper			Cobalt		
Standard	mean	+2sd	-2sd	mean	+2sd	-2sd
Formal Standards - Peatfield & Smee (1997)						
Boleo III	0.514	0.555	0.472	0.0520	0.0630	0.0490
Boleo IV	1.124	1.202	1.047	0.0934	0.1082	0.0786
Boleo V	7.405	7.900	6.910	0.0986	0.1146	0.0827
Revised Formal Standards - H&S						
Boleo III	0.525	0.530	0.519	0.0511	0.0567	0.0455
Boleo IV	1.135	1.159	1.111	0.0929	0.0988	0.0871
Boleo V	7.579	7.709	7.450	0.0986	0.1045	0.0927

The core duplicate sampling programs show a consistent difference in the means of the original assays and the duplicate samples, by as much as 10% for Cu. This may be in part attributable to batch issues but this has not been confirmed. Another aspect that can cause differences between reported grades is the method and completeness of the collection of material from the core tray. It is unlikely that the fines in the bottom of a core tray are identical in make up as the larger segments of core. If for example fine grained chalcocite is dislodged, through handing of core, and collects in the tray it needs to be carefully collected, failure to do this may result in understating Cu grade. The use of a soft brush is often needed to ensure that all the fines are collected from the bottom of the tray. Unfortunately, sample collection was not observed. The 55 duplicate core samples from the second program were dispatched to the laboratory at the same time as the original samples, suggesting that they were bagged immediately on splitting and not returned to the core tray to be re-sampled at a later date. Yet results for these duplicate samples were still lower than the original.

16.4 Database Verification

To ensure that the database is accurate, in other words, that assays are assigned to the correct sample, an audit of original assay certificates against the database files was carried out. The assay data is kept in 10 Microsoft Excel spread sheets (a separate file for each hundred holes). Two holes were checked from each file (Table 11), with Cu, Co and Zn assays checked. Geological logs and summary logs contained in the same Excel files were not audited.

Table 11: Drill Holes Audited for Data Entry Errors

Hole ID	Assay Job Num.	Hole ID	Assay Job Num.
22	A 9631180	491	A 9627709
57	A 9629734	526	A 9627711
115	A 9634051	592	A 9628562
173	A 9626536	656	A 9626533
226	A 9626538	695	A 9629737
287	A 9626541	746	A 9717119
324	A 9626542	765	A 9718436
361	A 9626544	818	A 9720883
410C	A 9626545	888	A 9737165

No data entry errors were detected.

16.5 Drillhole Surveying

Drill hole collars at Boleo have not been surveyed. In place of conventional surveying, high resolution Orthophotos have been acquired from which drill hole coordinates have been calculated. To assist in identifying drill holes in the photos each collar was marked with a large white cross, with the hole at the centre. It is estimated that the accuracy using this method is to sub-metre. The drill hole spacing, at its closest, is in the order of 150m x 150m so sub-metre accuracy for the easting and northing coordinates is adequate. Mantos are generally only a few meters thick so accuracy of the elevation coordinate is more critical. A tolerance of +/-0.65m has been quoted for this dimension (Albinson pers.comm 2004). This has not been verified. The potential implications of this error are not considered serious. In an open-pit environment mining is carried out with strict grade control practices that are used to identify ore and waste prior to mining. In an underground situation geological control, particularly the different lithologies that define the base of each Manto should be adequate to avoid losses due to uncertainty in the collar surveys.

All the holes at Boleo are vertical, which is appropriate. No down hole surveys were taken as it was considered unnecessary by Curator.

Item 17 Adjacent Properties

Not applicable

Item 18 Mineral Processing and Metallurgical Testing

Since acquiring the Boleo project in 2001, Mintec has employed Bateman Engineering Pty. Ltd. to work on a new metallurgical flow sheet to treat Boleo mineralization, which comprises:

- Attritioning of the ore with grinding of coarse ore particles to form an ore slurry
- Acid oxidation leaching of the ore with sulphuric acid in seawater
- Acid reduction leaching of the ore with sulphur dioxide and sulphuric acid in seawater
- Partial neutralization with limestone
- Counter current decantation (CCD) washing of the leach residue in thickeners (to separate the metal rich aqueous solution form the clayey waste)
- Copper solvent extraction/electrowinning (SX/EW)
- Iron removal by pH adjustment and oxidation with air (and polish with hydrogen peroxide)

- Thickening of the iron residue (thickened residue goes to main CCD for washing)
- Direct Solvent Extraction technology (DSX) for selective recovery of cobalt and zinc (and small amounts of residual copper). DSX technology is the property of Commonwealth Scientific Industrial Research Organization (CSIRO), Perth, Australia.

A pilot plant was commissioned and testing carried out in November 2004. A total of nearly 2 metric tonnes of ore were treated. The results have been jointly reported[6] by SGS - Lakefield - Bateman Engineering and indicate the oxidation, reduction leaching circuit gave excellent extractions of copper, cobalt and zinc. Copper extraction exceeded 90%, Cobalt extraction was as high as 90% and Zinc extraction was generally above 70%. These numbers are indicative of the potential of the Boleo process to extract the three pay metals Cu, Co, Zn. Final extractions are to be calculated once all samples have been assayed and metallurgical balances completed.

H&S have not been involved, in any way, in the selection and characterisation of the material used in the pilot study.

Item 19 Mineral Resource Estimates

19.1 Data Files

Data was supplied to H&S in the form of 10 Excel spreadsheets, a single spread sheet for each sequential hundred holes. Each file contained several sheets including a drillhole coordinate sheet, assay sheet and summary geological logging sheet.

From this data, 3 data files were compiled:

- A survey file - collar0.csv, containing the following information Hole ID, Easting, Northing, Elevation, length, Azimuth, Dip
- An assay file - assay0.csv, containing Hole ID, from, to, interval, Cu, Co, Zn, Fe, Mn assays.
- A geology file - geol0.csv, containing Hole ID from, to, interval, Manto (numeric code), Manto (alpha code), rock code.

19.2 3D Geological Interpretation

The geology of the Boleo deposit is well known (see sections 7, 8 and 9 above). Mineralisation is effectively confined to seven shallowly dipping layers, or Mantos. A large number of faults have been identified from either surface mapping or mapping historical workings. These faults play an important role, and have considerable effect with respect to local continuity of both geology and grade.

To enable the resource estimates to be accommodated accurately within the geological framework the existing geological interpretation was used to construct a 3D framework comprising faults and Manto footwall surfaces.

Digital geological data supplied by MMDB comprised:

- Manto footwall contours (for manto 1, 2, 3aa, and 3), in plan as *.dxf files.
- Traces of faults in plan, effectively as lines of intersection on Manto 1 and 3 footwall surfaces, as *.dxf files.
- Erosional windows of mantos, as *.dxf files.

[6] TSX Venture Exchange - Press Release December 2004.

- Approximately 230 cross-sections (each 2km in width), amounting to 460 line kms.

The geological interpretation was built in the software package Minesight 3D - version 3.2.

19.2.1 Fault Surfaces

To build the fault framework, faults were firstly digitised as 'polylines' from each cross-section. No nomenclature or labelling exists to correlate faults from section to section, so this was achieved by using the plans of fault line of intersections with Mantos 1 and 3 as guide to connect the digitised polylines correctly. The process and results are depicted below in Figures 9-12.

***Figure** 9: Fault Framework in Section*
Detail of cross-sections (900N) as supplied by MMDB.



***Figure** 10: Digitised Fault Traces*
Faults digitised (dashed red lines) following cross-sectional interpretation (900N).



***Figure** 11: Correlation of Fault Traces*
Digitised polylines of faults (red) joined from section to section using fault Lines of Intersection on Manto 3 (yellow) as a guide.



Figure 12: Final 3D Fault Framework with Mintec Cross-sections



19.2.2 Manto Footwall Surfaces

The Manto footwall surfaces were more complicated to define as they had to fit with the fault framework described above. To create these surfaces, each drill hole was tagged with a set of points corresponding to the lowest logged occurrence of each manto (Figure 13). For each Manto, these points were triangulated to form a continuous 3D surface (Figure 14).

Figure 13: Tagged Manto Base Points (red diamonds)



Figure 14: Triangulated Manto Surface (Manto 3, oblique 60°).



The resulting 3D surface was sliced along the same 100 section lines as the Mintec geological interpretation (Figure 15), these slice lines were then superimposed over the Mintec sections and 'dragged' and 'snapped' to the digitised fault framework (Figure 16).

Figure 15: Triangulated Manto Surface Sliced along section Lines (Manto 3, oblique 60°).



Figure 16: Snapping Footwall surface to Faults
Triangulated Surface Slices (yellow), New Surface Slices after Snapping to Faults (dashed Red).



A new Manto surface was then created from the resulting profiles that honour the faults, the original drillhole tag points and tie lines along the upper and lower intersections of each fault with the Manto surface. The latter are required to force the triangulation to honour the fault offsets more precisely (Figures 17 and 18).

Figure 17: Re-Triangulation of Manto Surface - Components
Using New Fault snapped section lines (yellow); Fault Tie Lines (blue) and DH tag Points (red)



Figure 18: Re-Triangulation of Manto Surface – Detail of Final Result



The resulting triangulation is a new Manto footwall surface (Figure 19) that honours the base of the Manto as defined by each drillhole intersection but also honours the faults as defined on the Mintec cross-sections (Figure 20).

Figure 19: Re-Triangulation of Manto Surface – Full View (Manto 3, oblique 60°)



Figure 20: Re-Triangulation of Manto Surface – Full View with Faults (Manto 3, oblique 60°)



The same process was followed for all seven Manto footwall surfaces.

19.3 Resource Estimation Technique

19.3.1 Block Model vs Gridded Seam Model

The Boleo deposit has been modelled in the past as a gridded seam model, or GSM (Mintec Inc 1996, Mehner 2003). At a large scale the deposit has similar characteristics typical of coal mines for which the GSMs are ideally suited. The mineralisation is confined to narrow very continuous units that are cut and off-set by numerous post mineralisation faults. At Boleo, however, unlike coal seams, the top of each Manto is not a sharp contact between ore and waste. Metal contents though, generally decrease upwards, also tend to grade from ore grade to waste. Consequently, the top of each Manto will vary depending on the economic criteria applied.

In a GSM the thickness of the model is defined by a single composite grade for drillhole each intersection. Since economic parameters will determine the grade threshold to define a seam, different composite lengths would be applicable with different parameters.

Definition of a seam based on a grade threshold defined by set of economic parameters will allocate samples as either ore, to be included in the composite length, or waste, to be excluded from the composite. Where the grade threshold, to define the composite grade is relatively high compared to the grade range, as would be the case if mining cut-off grades were used, samples that are an integral part of the mineralisation would be excluded from the composites. This would result in high grade composites and possible over estimation of grade. Conversely if a composite is defined at too low a grade, then a GSM, which has a fixed thickness, will include material below economic grade, i.e. dilution, and the estimated ore grade will be low.

Consequently it was decided therefore to build a 3D block model. This would allow the economic parameters to define the top, and therefore the economic thickness of each Manto.

19.3.2 Composite Length and Block Dimensions

In the resource estimation process when original assay samples are of varying lengths it is necessary to composite these into equal lengths, as each original assay value is representative of different proportions of a mineralised interval. Compositing results in an assay population where each value or composite has equal weight.

At Boleo original sample lengths vary considerably, from as little as 10cm to >1.5m. The average sample length for all Mantos is about 0.95m (Table 12). A composite of 1m was considered appropriate.

After determining a 1m composite length, a similar 1m block height for the 3D model is sensible. Ideally model blocks should be greater than the composite interval, but thicker blocks would not be suitable as the Manto thickness is generally <5m (Table 12). Thinner blocks are not supported by the data and it would be unreasonable to expect accurate predictions of grade over thinner intervals than the original data.

Table 12: *Manto Thickness and Sample Interval Length*

MANTO	Thickness			Samples	
	Mean	Min	Max	Length	Data
0	4.45	0.41	10.04	0.75	286
1	3.37	0.41	14.97	0.86	489
2	3.53	0.23	12.91	0.91	1,482
3aa	2.42	0.45	10.97	0.85	127
3a	2.77	0.10	13.38	0.98	1,746
3	5.01	0.26	18.5	0.96	4,127
4	9.67	0.39	45.79	1.18	1,058

The drill hole spacing and, therefore, data density, in plan, is used to decided the block dimensions. Again it is unreasonable to attempt to estimate grades of blocks that are significantly smaller than the data spacing. The closest drill hole spacing at Boleo, over a meaningful area, is approximately 140m x 140m in the Saturno - Arroyo Boleo area. Blocks 100m x 100m, or larger would be best, but large blocks would not fit readily into the framework of faults. Consequently blocks 50m EW by 100m NS were chosen.

19.3.3 Univariate Statistics of Data Composites

Univariate statistics and histograms of grade for Cu, Co and Zn for each Manto are shown in Tables 13, 14 and 15. Coefficients of Variations (CV) are generally less than 2, which indicates the data is not highly skewed and that non-linear estimation techniques, such as Multiple Indicator Kriging, are not warranted. Exceptions to this are the Copper distributions for Mantos 1 and 2, which have CV values of 2.5 and 2.4 respectively, whilst Manto 3a and 4 have CV values close to 2, being 2.1 and 2.0 respectively. Cobalt and Zinc CV values are uniformly low.

Ordinary Kriging is considered an appropriate method to use for Cu, Co and Zn, because:

- Manto 2 has only low grade Cu and Manto 1 drillhole spacing is such that any resource estimate at this stage can only be classified as inferred (see section 17.4.4 below).
- The copper resource is dominated by Manto 3 which has a CV well below 2.
- Co and Zn CV values are uniformly low.

Table 13: *Univariate Statistics of Assay Composites - Copper*

	Manto						
Copper	**0**	**1**	**2**	**3aa**	**3a**	**3**	**4**
Mean	0.02	0.41	0.23	0.53	0.33	0.79	0.32
CV	1.9	2.5	2.4	1.3	2.1	1.5	2.0
min	0.002	0.001	0.001	0.001	0.001	0.001	0.001
Q1	0.01	0.01	0.02	0.09	0.02	0.08	0.05
Median	0.01	0.02	0.06	0.20	0.07	0.32	0.14
Q3	0.02	0.22	0.21	0.66	0.30	1.07	0.32
Max	0.29	12.64	9.05	3.96	7.45	13.58	8.53
IQR	0.01	0.22	0.19	0.58	0.28	0.99	0.28
Data	237	474	1,526	127	1,938	4,338	1,312

Table 14: *Univariate Statistics of Assay Composites - Cobalt*

	Manto						
Cobalt	**0**	**1**	**2**	**3aa**	**3a**	**3**	**4**
Mean	0.008	0.032	0.039	0.082	0.066	0.069	0.028
CV	1.0	1.5	1.1	0.8	1.1	1.0	1.0
min	0.001	0.001	0.001	0.007	0.001	0.002	0.001
Q1	0.004	0.005	0.012	0.028	0.021	0.027	0.013
Median	0.006	0.013	0.026	0.064	0.042	0.049	0.020
Q3	0.009	0.038	0.054	0.11	0.081	0.088	0.034
Max	0.079	0.475	0.558	0.281	0.625	1.510	0.464
IQR	0.005	0.033	0.042	0.082	0.060	0.061	0.464
Data	237	474	1,526	127	1,938	4,338	1,312

Table 15: Univariate Statistics of Assay Composites - Zinc

	Manto						
Zinc	**0**	**1**	**2**	**3aa**	**3a**	**3**	**4**
Mean	0.42	0.95	0.88	0.73	0.54	0.35	0.22
CV	0.9	1.8	1.2	0.9	0.8	1.2	0.8
min	0.01	0.01	0.01	0.06	0.00	0.00	0.00
Q1	0.12	0.27	0.29	0.30	0.25	0.18	0.11
Median	0.29	0.49	0.06	0.61	0.41	0.26	0.16
Q3	0.60	0.91	1.03	0.92	0.69	0.40	0.27
Max	1.73	20.0	9.28	4.99	5.11	8.00	1.56
IQR	0.49	0.64	0.74	0.62	0.44	0.22	0.17
Data	237	474	1,526	127	1,938	4,338	1,312

19.3.4 Data Domains and Flat Models

The definition of data domains is required to limit data used for grade estimation to the data within the area being considered. The most obvious control that needs to be applied at Boleo is to keep separate the data and estimation process for each Manto. Data for each Manto was loaded into different data files. Individual 3D block models were created and the estimations process was carried out separately for each Manto.

The second controlling influence on the data that needs to be considered is the effect of the faulting. Faulting is predominantly post-mineralisation and as such has resulted in fragmentation of once continuous Manto units into numerous blocks, each bounded by faults. In plan the continuity of the Mantos remains. In section, continuity, before a fault termination, is significantly reduced to distances as short as 100m.

Previous resource estimates have used faults as domain boundaries with ore blocks and data restricted to specific fault blocks. The effect of this can be, where faulting is dense, to severely limit data available for use in the grade estimation process. To estimate grade of a particular block, Kriging techniques capture data by means of a search ellipse (with dimensions defined by the user) with its centre at the block mid-point. All data that falls with this search ellipse are used in the estimation process. In Figure 21, a search ellipse is shown in plan and in section. In plan the ellipse, centred over a highlighted block, appears to capture three drill holes that fall within it (yellow points). However when viewed in section, the block, which is adjacent to but on the up-throw side of a fault, has its search ellipse well above the data on the down throw side and consequently no data will be captured from that side of the fault.

Because the faulting at Boleo is predominantly post-mineralisation, the two segments of Manto now off-set by faulting would originally have been juxtaposed. This being the case the inclusion of the holes on the down-throw side of the fault would be justified. It is not practical to capture data significantly off-set by faults simply by means of modifying the search ellipse parameters (i.e. increasing the vertical search distance) as this would require very large vertical searches that may also result in too much data from higher levels in the manto being captured as well. To achieve the desired effect the base of each manto intersection in each drillhole was set at the same (fixed) elevation. The base of the model was also set at the same elevation. This step removes the effect of the faulting and returns drill hole intersections to their pre-faulting position, relative to adjacent holes. It is then possible to consider all the data for each Manto as a single mineralised domain.

Figure 21: Search Ellipses


plan
Search Ellipse
section
Faults
Data not captured within Ellipse for estimation

The effect of this is to create a 3D block model that has the same EW and NS lateral extents but exists in a reduced or thin vertical space. Aligning each hole at the same level not only removes the faulting off-sets but also the easterly dip of the Mantos. This has an additional advantage in that each block model has a significantly smaller vertical extent as each model only has to be slightly thicker than the maximum Manto thickness. All Mantos, except Manto 4 which required a 45m thick model, can all be accommodated by 20m thick models. These models are referred to as flat models.

All grade modelling steps was carried out using the flat models. A final step was required to convert the flat model block elevations back into true space.

This process was achieved by:

- Generating a 2D gridded surface from the already created Manto footwall surfaces. These surfaces were gridded on 25m x 25m centres such that a sub-set of grid points were coincident with block mid-points.
- Deleting all points from the gridded surface file that were not coincident with block mid-points.
- Further editing the reduced gridded surface file, so that the elevation was set as the mid-point elevation of the lowest blocks in the flat model. The base of the flat block models is set at zero so the mid-point elevation is 0.5m.

- Determining the width of the void as a proportion of the manto thickness.
- Factoring the tonnes within the flagged area by the proportion of holes x proportion of void thickness.

One hundred and ninety three holes have been drilled into the previously mined area of Manto 3 of which 40 (20%) intersected voids (Figure 28). The average void width, as determined from the summary logs, is about 1.9m, which is almost 100% of the 2m thick retaque envelope. It is appropriate therefore, to factor the tonnes down by 20%.

Uncertainties also remain, as too:

- The precise location and quantity of ore in pillars or as 'retaque'.
- The true density of 'retaque' material.
- The extent of known voids.

Therefore within the confines of the old workings, in recognition these uncertainties, the resource classification has been down-graded to inferred. Trial mining planned for early in 2005 may provide additional information that could be used to improve the resource classification, such as:

- Indications as to the lateral extent of voids
- The extent of roof collapse/sagging.
- The degree of compaction of Retaque.
- Grade continuity data.

***Figure** 28: Old Mine Areas, showing Location of Voids in Drillholes.*
(Simplified mined area footprints yellow, DH with voids large magenta, DH no voids small cyan)



19.4.6 Ordinary Kriging Results

Grade estimation was completed using a specialist mining software package known as "Minesight-3D" (v 3.2), from Metech Pty Ltd.

The Boleo Resource includes Measured, Indicated and Inferred Categories. The resource is reported using a Cu equivalent cut-off grade.
Cu Equivalent = Cu + (Co*12/0.95) + (Zn*0.45/0.95)

Resources are quoted for four Cu equivalent cut-off grades, 0.5%, 1.0%, 1.5% and 2.0%.

Manto thickness values were determined using a 'stacking' routine that accumulates blocks that exceeded the cut-off grade, into a single block of variable thickness.

Measured and Indicated Resource

Table 18: *Measured and Indicated Resource @ 0.5% Cu Equivalent*

0.5% CuEQ	Manto	0	1	2	3aa	3a	3	4	Total
Thickness		1.8	3.3	3.6	2.6	3.0	4.6	7.5	
Measured	Tonnes (10^6)			3.6	1.6	9.7	34.4	2.4	**51.7**
	CuEq%			1.64	2.29	2.12	2.14	1.82	**2.09**
	Cu%			0.30	0.65	0.45	0.88	0.96	**0.76**
	Co%			0.064	0.096	0.106	0.089	0.056	**0.089**
	Zn%			1.12	0.91	0.71	0.29	0.33	**0.45**
Indicated	Tonnes (10^6)			42.1	1.8	38.1	62.5	27.6	**172.1**
	CuEq%			1.30	2.04	1.32	1.87	1.10	**1.49**
	Cu%			0.31	0.55	0.35	0.93	0.50	**0.57**
	Co%			0.041	0.087	0.055	0.059	0.037	**0.050**
	Zn%			1.01	0.82	0.59	0.41	0.29	**0.58**
Total	**Tonnes (10^6)**			**45.7**	**3.4**	**47.8**	**96.9**	**30.0**	**223.8**
	CuEq%			**1.33**	**2.16**	**1.48**	**1.97**	**1.16**	**1.63**
	Cu%			**0.31**	**0.60**	**0.37**	**0.91**	**0.53**	**0.62**
	Co%			**0.042**	**0.091**	**0.065**	**0.070**	**0.039**	**0.059**
	Zn%			**1.01**	**0.86**	**0.61**	**0.37**	**0.29**	**0.55**

Table 19: Measured and Indicated Resource @ 1.0% Cu Equivalent

1.0% CuEQ	Manto	0	1	2	3aa	3a	3	4	Total
Thickness		1.1	3.1	3.0	2.5	2.7	4.0	4.9	
Measured	Tonnes (10^6)			2.8	1.6	8.4	31.5	1.4	**45.7**
	CuEq%			1.85	2.32	2.31	2.27	2.57	**2.26**
	Cu%			0.35	0.66	0.51	0.95	1.42	**0.83**
	Co%			0.072	0.097	0.115	0.094	0.075	**0.096**
	Zn%			1.24	0.92	0.74	0.30	0.44	**0.46**
Indicated	Tonnes (10^6)			26.3	1.7	23.8	51.7	10.6	**114.1**
	CuEq%			1.62	2.09	1.63	2.10	1.77	**1.86**
	Cu%			0.43	0.57	0.47	1.08	0.89	**0.78**
	Co%			0.050	0.090	0.067	0.064	0.054	**0.061**
	Zn%			1.20	0.84	0.66	0.43	0.41	**0.66**
Total	**Tonnes (10^6)**			**29.1**	**3.3**	**32.2**	**83.2**	**12.0**	**159.8**
	CuEq%			**1.64**	**2.20**	**1.81**	**2.16**	**1.86**	**1.97**
	Cu%			**0.42**	**0.61**	**0.48**	**1.03**	**0.95**	**0.79**
	Co%			**0.052**	**0.093**	**0.080**	**0.075**	**0.057**	**0.071**
	Zn%			**1.20**	**0.88**	**0.68**	**0.38**	**0.41**	**0.60**

Table 20: Measured and Indicated Resource @ 1.5% Cu Equivalent

1.5% CuEQ	Manto	0	1	2	3aa	3a	3	4	Total
Thickness			2.7	2.6	2.4	2.7	3.5	4.5	
Measured	Tonnes (10^6)			1.9	1.4	6.3	24.6	1.1	**35.3**
	CuEq%			2.16	2.46	2.69	2.55	3.01	**2.56**
	Cu%			0.42	0.71	0.65	1.10	1.76	**0.99**
	Co%			0.086	0.103	0.133	0.103	0.082	**0.107**
	Zn%			1.38	0.96	0.77	0.30	0.47	**0.47**
Indicated	Tonnes (10^6)			12.3	1.5	10.1	36.8	4.7	**65.4**
	CuEq%			2.06	2.21	2.19	2.44	2.46	**2.33**
	Cu%			0.65	0.61	0.74	1.32	1.40	**1.09**
	Co%			0.061	0.094	0.090	0.071	0.066	**0.072**
	Zn%			1.35	0.89	0.68	0.47	0.47	**0.68**
Total	**Tonnes (10^6)**			**14.2**	**2.9**	**16.4**	**61.4**	**5.8**	**100.7**
	CuEq%			**2.08**	**2.33**	**2.38**	**2.48**	**2.56**	**2.41**
	Cu%			**0.62**	**0.66**	**0.70**	**1.23**	**1.47**	**1.06**
	Co%			**0.065**	**0.098**	**0.106**	**0.084**	**0.069**	**0.084**
	Zn%			**1.35**	**0.92**	**0.71**	**0.40**	**0.47**	**0.61**

Table 21: Measured and Indicated Resource @ 2.0% Cu Equivalent

2.0% CuEQ	Manto	0	1	2	3aa	3a	3	4	Total
Thickness			2.5	2.3	2.1	2.5	3.1	4.8	
Measured	Tonnes (10^6)			1.0	1.1	4.3	17.6	0.7	**24.7**
	CuEq%			2.57	2.68	3.12	2.87	3.58	**2.91**
	Cu%			0.56	0.81	0.83	1.29	2.22	**1.18**
	Co%			0.102	0.111	0.153	0.114	0.090	**0.119**
	Zn%			1.52	1.00	0.75	0.31	0.49	**0.47**
Indicated	Tonnes (10^6)			4.9	0.9	5.0	22.8	2.5	**36.1**
	CuEq%			2.61	2.50	2.68	2.87	3.11	**2.82**
	Cu%			1.04	0.73	0.95	1.64	1.97	**1.46**
	Co%			0.070	0.104	0.112	0.078	0.071	**0.081**
	Zn%			1.47	0.96	0.67	0.53	0.52	**0.68**
Total	**Tonnes (10^6)**			**5.9**	**2.0**	**9.3**	**40.4**	**3.2**	**60.8**
	CuEq%			**2.61**	**2.60**	**2.88**	**2.87**	**3.22**	**2.86**
	Cu%			**0.96**	**0.77**	**0.90**	**1.49**	**2.02**	**1.35**
	Co%			**0.075**	**0.108**	**0.131**	**0.093**	**0.075**	**0.097**
	Zn%			**1.48**	**0.98**	**0.70**	**0.43**	**0.51**	**0.60**

Inferred Resource

Table 22: Inferred Resource @ 0.5% Cu Equivalent

0.5% Cu EQ	Manto	0	1	2	3aa	3a	3	4	Total
Thickness		1.8	3.3	3.6	2.6	3.0	4.6	7.5	
Inferred	Tonnes (10^6)	9.7	60.8	73.5	0.50	29.6	54.9	56.9	**285.9**
	CuEq%	0.56	1.99	1.30	1.92	1.25	1.51	0.87	**1.37**
	Cu%	0.04	0.78	0.31	0.58	0.38	0.65	0.38	**0.49**
	Co%	0.012	0.052	0.046	0.083	0.047	0.049	0.030	**0.044**
	Zn%	0.77	1.15	0.87	0.64	0.58	0.52	0.23	**0.70**
Old Mine Workings*	Tonnes (10^6)		6.2				18.2		**24.4**
	CuEq%		2.65				2.57		**2.59**
	Cu%		1.51				1.60		**1.57**
	Co%		0.067				0.058		**0.060**
	Zn%		0.63				0.52		**0.54**
Total	**Tonnes (10^6)**	**9.7**	**67.0**	**73.5**	**0.5**	**29.6**	**73.1**	**56.9**	310.3
	CuEq%	**0.56**	**2.05**	**1.30**	**1.92**	**1.25**	**1.77**	**0.87**	1.47
	Cu%	**0.04**	**0.85**	**0.31**	**0.58**	**0.38**	**0.88**	**0.38**	0.57
	Co%	**0.012**	**0.054**	**0.046**	**0.083**	**0.047**	**0.051**	**0.030**	0.045
	Zn%	**0.77**	**1.10**	**0.87**	**0.64**	**0.58**	**0.52**	**0.23**	0.69

* Old Mine Workings (tables 22 - 25) includes in situ pillars and areas of back-fill called "Retaque" see section 19.4.5 Treatment of Old Mining Areas (above).

Table 23: Inferred Resource @ 1.0% Cu Equivalent

1.0% Cu EQ	Manto	0	1	2	3aa	3a	3	4	Total
Thickness		1.1	3.1	3.0	2.5	2.7	4.0	4.9	
Inferred	Tonnes (10^6)	0.03	45.8	47.7	0.40	17.8	39.7	12.7	**164.1**
	CuEq%	1.11	2.41	1.60	2.03	1.55	1.79	1.47	**1.86**
	Cu%	0.02	1.00	0.39	0.63	0.54	0.83	0.79	**0.72**
	Co%	0.039	0.064	0.056	0.086	0.057	0.054	0.041	**0.057**
	Zn%	1.26	1.25	1.05	0.66	0.63	0.58	0.32	**0.89**
Old Mine Workings	Tonnes (10^6)		6.2				17.8		**24.0**
	CuEq%		2.67				2.60		**2.61**
	Cu%		1.52				1.62		**1.59**
	Co%		0.068				0.058		**0.061**
	Zn%		0.63				0.52		**0.55**
Total	**Tonnes (10^6)**	**0.0**	**52.0**	**47.7**	**0.4**	**17.8**	**57.5**	**12.7**	188.1
	CuEq%	**1.11**	**2.44**	**1.60**	**2.03**	**1.55**	**2.04**	**1.47**	1.95
	Cu%	**0.02**	**1.06**	**0.39**	**0.63**	**0.54**	**1.07**	**0.79**	0.83
	Co%	**0.039**	**0.065**	**0.056**	**0.086**	**0.057**	**0.056**	**0.041**	0.057
	Zn%	**1.26**	**1.18**	**1.05**	**0.66**	**0.63**	**0.56**	**0.32**	0.85

Table 24: Inferred Resource @1.5% Cu Equivalent

1.5% Cu EQ	Manto	0	1	2	3aa	3a	3	4	Total
Thickness			2.7	2.6	2.4	2.7	3.5	4.5	
Inferred	Tonnes (10^6)		34.4	22.5	0.40	7.6	23.1	3.1	**91.1**
	CuEq%		2.78	2.00	2.03	1.97	2.17	2.40	**2.35**
	Cu%		1.22	0.56	0.63	0.85	1.13	1.51	**1.01**
	Co%		0.074	0.068	0.086	0.065	0.059	0.084	**0.068**
	Zn%		1.33	1.23	0.66	0.64	0.63	0.45	**1.04**
Old Mine Workings*	Tonnes (10^6)		5.3				15.9		**21.2**
	CuEq%		2.90				2.76		**2.79**
	Cu%		1.69				1.73		**1.72**
	Co%		0.072				0.061		**0.064**
	Zn%		0.64				0.54		**0.57**
Total	**Tonnes (10^6)**		**39.7**	**22.5**	**0.4**	**7.6**	**39.0**	**3.1**	**112.3**
	CuEq%		**2.80**	**2.00**	**2.03**	**1.97**	**2.41**	**2.40**	**2.43**
	Cu%		**1.28**	**0.56**	**0.63**	**0.85**	**1.37**	**1.51**	**1.14**
	Co%		**0.073**	**0.068**	**0.086**	**0.065**	**0.060**	**0.084**	**0.067**
	Zn%		**1.24**	**1.23**	**0.66**	**0.64**	**0.60**	**0.45**	**0.95**

* Old Mine Workings (tables 22 - 25) includes in situ pillars and areas of back-fill called "Retaque" see section 19.4.5 Treatment of Old Mining Areas (above).

Table 25: Inferred Resource @ 2.0% Cu Equivalent

2.0% Cu EQ	Manto	0	1	2	3aa	3a	3	4	Total
Thickness			2.5	2.3	2.1	2.5	3.1	4.8	
Inferred	Tonnes (10^6)		24.0	8.7	0.20	2.5	11.5	1.9	**48.8**
	CuEq%		3.23	2.43	2.24	2.57	2.63	2.85	**2.90**
	Cu%		1.50	0.78	0.70	1.37	1.50	1.85	**1.38**
	Co%		0.084	0.080	0.096	0.073	0.060	0.061	**0.076**
	Zn%		1.42	1.35	0.69	0.59	0.79	0.49	**1.18**
Old Mine Workings	Tonnes (10^6)		3.9				12.9		**16.8**
	CuEq%		3.31				2.99		**3.07**
	Cu%		1.98				1.89		**1.91**
	Co%		0.080				0.065		**0.069**
	Zn%		0.68				0.59		**0.61**
Total	**Tonnes (106)**		**27.9**	**8.7**	**0.2**	**2.5**	**24.4**	**1.9**	**65.6**
	CuEq%		**3.25**	**2.43**	**2.24**	**2.57**	**2.82**	**2.85**	**2.94**
	Cu%		**1.57**	**0.78**	**0.70**	**1.37**	**1.70**	**1.85**	**1.51**
	Co%		**0.083**	**0.080**	**0.096**	**0.073**	**0.063**	**0.061**	**0.074**
	Zn%		**1.32**	**1.35**	**0.69**	**0.59**	**0.69**	**0.49**	**1.03**

Oxidation type has been determined for Mantos 1, 2 and 3 only. Material was classified as oxide or sulphide ore based copper minerals present. This data was extracted from the geological logs and presented as a series of polygons defining sulphide ore, by MMDB. The ore type designation has not been independently verified at this stage.

The combined resource for these three Mantos is shown in Table 26. Approximately 20-25% of the resource is sulphide ore.

Table 26: *Boleo Resource by Ore Type (Oxide - Sulphide) for Mantos 1, 2 and 3 combined.*

Ore type	Class	Tonnes(10^6)	CuEq	Cu	Co	Zn	Tonnes(10^6)	CuEq	Cu	Co	Zn
		0.5% CuEq					1.0% CuEq				
Oxide	Measured	38.9	2.05	0.77	0.083	0.51	34.3	2.23	0.85	0.089	0.51
	Indicated	124.8	1.60	0.59	0.047	0.88	88.5	1.94	0.78	0.055	0.99
	Total	**163.7**	**1.71**	**0.63**	**0.055**	**0.80**	**122.8**	**2.02**	**0.80**	**0.065**	**0.86**
Sulphide	Measured	1.8	1.94	0.94	0.070	0.24	1.5	2.12	1.05	0.075	0.25
	Indicated	32.6	2.50	1.30	0.076	0.50	30.6	2.62	1.37	0.079	0.51
	Total	**34.4**	**2.47**	**1.28**	**0.076**	**0.49**	**32.1**	**2.59**	**1.36**	**0.079**	**0.50**
	%Sulphide	17%					21%				
Oxide	Inferred	109.6	1.33	0.38	0.045	0.80	69.9	1.66	0.51	0.055	0.97
*	Old Workings	18.4	2.51	1.51	0.057	0.57	18.1	2.54	1.54	0.058	0.58
	Total	**128.0**	**1.50**	**0.54**	**0.047**	**0.77**	**87.9**	**1.84**	**0.72**	**0.055**	**0.89**
Sulphide	Inferred	24.1	1.66	0.80	0.054	0.38	20.7	1.80	0.88	0.058	0.39
	Retaque	3.4	2.91	1.74	0.074	0.52	6.0	2.85	1.76	0.069	0.46
	Total	**27.5**	**1.82**	**0.92**	**0.056**	**0.40**	**26.7**	**2.03**	**1.08**	**0.060**	**0.41**
	%Sulphide	18%					34.3	2.23	0.85	0.089	0.51

Ore type	Class	Tonnes(106)	CuEq	Cu	Co	Zn	Tonnes(106)	CuEq	Cu	Co	Zn
		1.5% CuEq					2.0% CuEq				
Oxide	Measured	26.2	2.52	1.01	0.100	0.53	18.4	2.86	1.21	0.111	0.52
	Indicated	55.3	2.37	1.03	0.065	1.09	31.9	2.84	1.34	0.072	1.23
	Total	**81.6**	**2.42**	**1.03**	**0.076**	**0.91**	**50.2**	**2.85**	**1.29**	**0.087**	**0.97**
Sulphide	Measured	1.2	2.37	1.21	0.082	0.26	0.7	2.89	1.55	0.094	0.29
	Indicated	25.0	2.91	1.58	0.086	0.52	18.2	3.36	1.91	0.094	0.55
	Total	**26.2**	**2.89**	**1.56**	**0.086**	**0.51**	**18.9**	**3.34**	**1.90**	**0.094**	**0.54**
	%Sulphide	24%					27%				
Oxide	Inferred	35.6	2.07	0.73	0.064	1.12	16.2	2.48	0.98	0.071	1.26
*	Old Workings	15.9	2.71	1.65	0.061	0.60	12.5	2.97	1.82	0.066	0.66
	Total	**51.5**	**2.27**	**1.01**	**0.063**	**0.96**	**28.6**	**2.69**	**1.35**	**0.069**	**1.00**
Sulphide	Inferred	12.3	2.15	1.19	0.062	0.39	5.3	2.74	1.77	0.062	0.39
	Retaque	5.3	3.05	1.92	0.072	0.46	4.3	3.34	2.16	0.076	0.46
	Total	**17.6**	**2.42**	**1.41**	**0.065**	**0.41**	**9.7**	**3.01**	**1.95**	**0.068**	**0.42**
	%Sulphide	25%					25%				

* Old Workings (table 26) includes in situ pillars and areas of back-fill called "Retaque" see section 19.4.5 Treatment of Old Mining Areas (above).

19.4.7 Model Verification

The model grade estimates have been verified by plotting block grades against assay composite grades, in plan, for different levels of the model. Plans of the basal level of Manto 3 are shown for Cu, Co, Zn and CuEquiv (Figure 29-36).

Figure 29: Manto 3 Copper - Block Model with Assay Composites. Total Resource (basal layer 0-1m). Box highlights area shown in detail in Figure 30.


Plan Plot of cu
cu range
cu range
Northing
Easting
0

Figure 30: Detail of Manto 3 Copper - Block Model with Assay Composites.



Figure 31: Manto 3 Cobalt - Block Model with Assay Composites. Total Resource (basal layer 0-1m). Box highlights area shown in detail in Figure 32.


Plan Plot of co
co range
co range
Univariate Statistics
mean 0.06677
maximum 1.5100
Northing
Easting
6000
4000
2000
0
-2000
-4000
2000

Figure 32: Detail of Manto 3 Cobalt - Block Model with Assay Composites.



***Figure** 33: Manto 3 Zinc - Block Model with Assay Composites. Total Resource (basal layer 0-1m). Box highlights area shown in detail in Figure 34.*



Plan Plot of zn
zn range
zn range
Univariate Statistics
mean 0.34673
minimum 0.00300
6000
4000
2000
0
-2000
-6000
-4000
-2000
0
2000
Easting
Northing

***Figure** 34: Detail of Manto 3 Zinc - Block Model with Assay Composites.*



***Figure** 35: Manto 3 Cu Equiv. - Block Model with Assay Composites. Total Resource (basal layer 0-1m). Box highlights area shown in detail in Figure 28.*


Plan Plot of cueq
cueq range
6000
4000
2000
0
-2000
-4000
2000
Easting

***Figure** 36: Detail of Manto 3 Cu Equivalent. - Block Model with Assay Composites.*



The appropriateness of the Resource Classification has been assessed by plotting the classification against the drill hole collar locations (Figure 37). The pattern shows a tight concentric zonation around areas of closer spaced drilling. Not that the occurrence of a drill hole either in or very close to a block does not guarantee a high of Resource Classification.

Figure 37: Manto 3 Resource Classification - Block Model with Drill Hole Locations. Measured – Red, Indicated – Yellow, Inferred – Blue. (basal layer 0-1m).


RL slice: 0.0 +/- 0.5
6000
4000
2000
0
-2000
Northing
-6000
-4000
-2000
0
2000
Easting

The physical extents of the block models, for each Manto, have been compared to the existing footwall contour plans and erosional windows (Figure 38) based on Wilson and Rocha (1955). These show very good agreement. Some differences do exist though, and are most likely attributable to the resolution of the topographic surface (+/-2.5m) relative to the thickness of the blocks (1.0m).

Figure 38: Manto 3 Block Model Extent
showing Footwall Contours (grey) and Erosional Windows (Blue)
(Model is trimmed against Claim boundaries and topography,
blocks with grade estimates are yellow, without estimates are blank)



19.4.8 Comparison with Existing Resource Estimates.

There have been several Resource estimates completed in the past. Of note are:

- Mintec Inc. (Tuscon) 1997 Gridded Seam Method
- Berlanga 2001 Gridded Seam Method
- Mehner 2003 Polygonal

Mehner 2003

This study was a review and revision of a previous resource estimate by Rodriquez 2003. The methodology used by Mehner and Rodriquez differed substantially from that used in the current evaluation. The study was focussed solely on defining underground resources in Mantos 1, 2, and 3. A polygonal method was used with data composited into a single Manto intersection per hole. Minimum (1.8m) and maximum (4.5m) mining heights were applied. Resource blocks were defined by connecting 3 (or 4) drill holes. Average block thickness was determined from the mean thickness of all drill holes within the block. Grade estimates were determined from by weight averaging the mineralised intercepts of each hole.

Resource classification was determined based on hole spacing. Blocks based on holes less than 350m apart were classified as Indicated, if greater than 350m as Inferred. There was no Measured category.

An Indicated Resource of 23.6Mt @ 2.22% Cu, 0.09% Co and 0.42% Zn was determined (Table 27).

Table 27: *Resource Estimate after Mehner 2003*

Category	manto	Thickness	Tonnes (10⁶)	Cu%	Co%	Zn%
Indicated	2	2.09	0.9	2.58	0.07	0.77
	3	2.40	22.8	2.09	0.10	0.41
			23.6	**2.11**	**0.09**	**0.42**
Inferred	1	2.56	15.2	2.21	0.12	0.67
	2	1.97	0.4	2.84	0.07	0.85
	3	2.19	5.8	2.32	0.05	0.42
			21.4	**2.25**	**0.10**	**0.61**

Because of the differences in approach and different extents of the two models, a comparison between the current resource estimate and that produced by Mehner is of little value.

Berlanga 2001

This study used a gridded seam approach. Manto thickness was determined by indicator kriging, whilst grade-thickness items (for Cu, Co, Zn and Mn) were determined by ordinary kriging. Block size was set at 50mx 50m. Blocks were estimated provided the block centroid fell within the Manto and that at least 2 grade-thickness values were within the search ellipsoid (based variogram ranges), with a maximum of 10 data values used.

Resource classification was based on distance to the nearest data value;

- Measured < 100m
- Indicated 100 - 200
- Inferred > 200m

The Berlanga resource is compared to the current resource in Table 28. Combined Measured and indicated categories are reasonably similar, but the current resource predicts significantly more inferred material.

Table 28: *Comparison of Resource Estimates H&S vs Berlanga at 1.0% Cu Equivalent Cut-off Grade*

	Class	Tonnes (10⁶)	Cu	Co	Zn
Berlanga	Measured	118.4	0.92	0.075	0.66
	Indicated	68.8	0.94	0.063	0.92
	Meas. & Ind.	**187.2**	**0.93**	**0.071**	**0.76**
	Inferred	33.0	0.98	0.073	0.95
	Total Resource	**220.2**	**0.94**	**0.071**	**0.79**

H&S	Measured	45.7	0.83	0.096	0.46
	Indicated	114.1	0.78	0.061	0.66
	Meas. & Ind.	**159.8**	**0.79**	**0.071**	**0.60**
	Inferred	182.1	0.80	0.057	0.86
	Total Resource	**341.9**	**0.80**	**0.064**	**0.74**

The resource comparison by manto is shown in Table 29. Note that this data compares total resource values only, because the data available from Berlanga does not separate individual the resources of Manto into classification categories.

Table 29: Comparison of Resource Estimates H&S vs Berlanga by Manto, at 1.0% Cu Equivalent Cut-off Grade

Berlanga	Manto	0	1	2	3aa	3a	3	4	Total
	Tonnes (10^6)		45.1	57.7	3.7	23.1	83.7	6.9	**220.2**
	CuEq%		2.28	1.59	1.94	1.75	2.04	1.76	**1.93**
	Cu%		1.15	0.47	0.71	0.67	1.22	1.03	**0.94**
	Co%		0.066	0.063	0.099	0.089	0.073	0.062	**0.071**
	Zn%		1.15	1.17	0.79	0.65	0.40	0.41	**0.79**

H&S	Manto	0	1	2	3aa	3a	3	4	Total
	Tonnes (10^6)	0.3	50.4	76.8	3.7	50.0	136.3	24.7	**342.2**
	CuEq%	1.11	2.43	1.62	2.18	1.72	2.10	1.66	**1.95**
	Cu%	0.02	1.05	0.40	0.61	0.50	1.03	0.87	**0.80**
	Co%	0.039	0.064	0.054	0.092	0.071	0.068	0.049	**0.064**
	Zn%	1.26	1.20	1.11	0.85	0.66	0.45	0.37	**0.74**

The two resources are not directly comparable. They differ in that:

- The Cu equivalent formulas used were different
  - Berlanga - Cu Equiv. = Cu +Co*8.459 + Zn*0.501
  - H&S - Cu equiv. = Cu + Co * 12/0.95 + Zn*0.45/0.95
- The aerial extent of the Berlanga resource was more constrained where drilling density was sparse.
- The methodology used was different, 3D block model vs Gridded Seam Model

Mintec Inc 1997

The Mintec Resource used a Gridded seam approach. Preliminary studies (using a partial dataset) investigated the benefits of using kriging compared to Inverse Distance techniques and determined that no significant differences existed. The final model was build using $ID^{1.5}$, blocks were 25m x 25m and estimates based on the nearest 4 holes within a 500m radius. Resource Classification was determined by distance to the nearest data value:

- Measured < 100m
- Indicated 100 – 200
- Inferred > 200m

Very little documentation and no final plans were available for reference. Resource data is from Wright 1997 and OPS ltd 2002.

The Cu equivalent grade formula used by Mintec was different that used in he current study. To enable a better comparison the current model was re-calculated using the previous Cu equivalent formula.

- Mintec - Cu Equiv. = Cu +Co*15 + Zn*0.7
- H&S - Cu equiv. = Cu + Co * 12/0.95 + Zn*0.45/0.95

Although the two models compare well with respect to total tonnes and grade they differ substantially when Resource Classification is considered (Table 30). The reason for this being that the data search radii and minimum data criteria used in the current model (section 17.4.2) is significantly stricter than those used by Mintec (see above). The new Resource classification is plotted against drill hole density (*Figure 36* above) and the distribution of measured and indicated resource categories shown, matches well to the drill hole density. Therefore, to increase the proportion of the resource that is either measured and inferred (without acquiring additional data) would require re-classification of those parts of the resource that are currently based on wider spaced drilling data, from which the level of confidence in the estimated grade is obviously lower.

Table 30: *Comparison of Resource Class Proportions H&S vs Mintec Models at 1.0% Cu Equivalent Cut-off Grade*

Mintec	Measured	Indicated	Total	% Meas.	% Meas&Ind	Inferred	% Inferred	Total
Tonnes (10⁶)	257.4	151.4	408.8	55%	88%	54.8	12%	**463.1**
Cu%	0.73	0.69	0.71			0.57		**0.70**
Co%	0.060	0.054	0.058			0.061		**0.058**
Zn%	0.64	0.78	0.69			0.82		**0.71**
H&S Model with Cu Equivalent formula the same as Mintec CuEq = Cu + Co*15 + Zn*0.7								
H&S	**Measured**	**Indicated**	**Total**	**% Meas.**	**% Meas&Ind**	**Inferred**	**% Inferred**	**Total**
Tonnes (10⁶)	50.5	181.1	231.6	12%	56%	180.6	44%	**412.1**
Cu%	0.77	0.75	0.76			0.71		**0.74**
Co%	0.090	0.058	0.065			0.052		**0.059**
Zn%	0.56	0.78	0.73			0.69		**0.71**

Unfortunately, the Mintec resource data does not include a full breakdown by Manto. No grade data could be found for the individual Mantos and only the total resource, including inferred mineralisation is available (Table 31).

Table 31: *Comparison of Total Resource Estimates H&S vs Mintec by Manto*

Mintec	Manto	0	1	2	3aa	3a	3	4	Total
	Tonnes (10⁶)	0.8	63.2	101.3	3.70	49.1	193.4	51.6	**463.1**
	CuEq%								**2.07**
	Cu%								**0.70**
	Co%								**0.058**
	Zn%								**0.71**

H&S Model with Cu Equivalent formula the same as Mintec CuEq = Cu + Co*15 + Zn*0.7

H&S	Manto	0	1	2	3aa	3a	3	4	Total
	Tonnes (10⁶)	0.20	58.7	96.0	4.0	63.5	156.8	32.9	**412.1**
	CuEq%	1.17	2.71	1.82	2.54	1.84	2.29	1.67	**2.12**
	Cu%	0.03	0.99	0.35	0.60	0.43	1.00	0.74	**0.74**
	Co%	0.034	0.061	0.050	0.091	0.065	0.065	0.045	**0.059**
	Zn%	0.89	1.15	1.04	0.84	0.64	0.45	0.34	**0.71**

19.4.9 Mining Considerations

The new 3D block model was built using all the data from each Manto with no cutting or trimming of data at elevated cut-off grades. Therefore a certain amount of dilution has been incorporated into the grade estimates.

The extent of the dilution will depend on the mining method used. If the resource is exploited using open-pits and bulk mining methods then it would be a reasonable expectation that the recovered resource would be very close to that predicted by the model. However, if selective open-pit mining techniques, involving high quality grade control drilling and ore optimisation techniques, or underground mining were utilised then it is likely that the recovered resource would be lower in tonnes but at higher grade.

Conceptual mining studies, being carried out in parallel with the current Resource Study, are incorporating both open-pit and underground scenarios. The current model, with 1m high blocks, suites the open-pit studies well but the underground studies require more resolution than is allowed by using 1m increments.

To provide a model more relevant to underground mine design a new block model was built with a block height of 0.2m. The methodology used in building these models was exactly the same as that used for the 1m block model. The only differences being the assay data was composited into 0.2m intervals rather than 1m and the search radii used in the grade estimation was constrained in the vertical direction to be consistent with the reduced composite interval.

The resources are presented 1.5% and 2.0% Cu Equivalent, for Mantos 1, 2, 3a and 3 only (Tables 32 - 35). As expected the effect of reduced dilution at the higher cut-off grades is evident, with all Mantos reporting lower tonnes at higher grade at each cut-off.

Table 32: *0.2m Block Model – Measured and Indicated Resource @ 1.5% Cu Equivalent*

		Manto				0.2m Model	1m Model
Cueq cut-off	**1.5%**	**1**	**2**	**3a**	**3**	**Total**	**Total**
Measured	Tonnes (10^6)		2.1	6.9	21.2	**30.2**	32.8
	CuEq%		2.33	2.75	2.74	**2.71**	2.55
	Cu%		0.48	0.68	1.20	**1.03**	0.98
	Co%		0.091	0.134	0.110	**0.114**	0.108
	Zn%		1.50	0.80	0.31	**0.50**	0.45
Indicated	Tonnes (10^6)		13.1	10.9	31.9	**55.9**	59.2
	CuEq%		2.30	2.29	2.63	**2.49**	2.32
	Cu%		0.68	0.79	1.43	**1.13**	1.08
	Co%		0.069	0.091	0.076	**0.077**	0.072
	Zn%		1.58	0.75	0.50	**0.80**	0.69
Total 0.2m Model	**Tonnes (10^6)**		**15.2**	**17.8**	**53.1**	**86.1**	
	CuEq%		**2.30**	**2.47**	**2.67**	**2.57**	
	Cu%		**0.65**	**0.75**	**1.34**	**1.09**	
	Co%		**0.072**	**0.108**	**0.090**	**0.090**	
	Zn%		**1.57**	**0.77**	**0.42**	**0.70**	
Total 1m Model	Tonnes (10^6)		14.2	16.4	61.4		92.0
	CuEq%		2.08	2.38	2.48		2.40
	Cu%		0.62	0.70	1.23		1.04
	Co%		0.065	0.106	0.084		0.085
	Zn%		1.35	0.71	0.40		0.60

Table 33: 0.2m Block Model - Inferred Resource @ 1.5% Cu Equivalent

		Manto				0.2m Model	1m Model
Cueq cut-off	1.5%	1	2	3a	3	Total	Total
Inferred	Tonnes (10^6)	29.8	26.1	7.8	23.8	**87.5**	87.6
	CuEq%	2.96	2.33	2.25	2.31	**2.53**	2.35
	Cu%	1.28	0.59	0.90	1.14	**1.00**	0.99
	Co%	0.078	0.086	0.079	0.065	**0.077**	0.068
	Zn%	1.46	1.37	0.75	0.73	**1.17**	1.06
Old Mine Workings*	Tonnes (10^6)	4.8			15.6	**20.4**	21.2
	CuEq%	3.36			3.02	**3.10**	2.79
	Cu%	1.99			1.93	**1.94**	1.72
	Co%	0.083			0.065	**0.069**	0.064
	Zn%	0.69			0.58	**0.61**	0.57
Total 0.2m Model	**Tonnes (10^6)**	**34.6**	**26.1**	**7.8**	**39.4**	**107.9**	
	CuEq%	**3.01**	**2.33**	**2.25**	**2.59**	**2.64**	
	Cu%	**1.38**	**0.59**	**0.90**	**1.45**	**1.18**	
	Co%	**0.079**	**0.086**	**0.079**	**0.065**	**0.075**	
	Zn%	**1.36**	**1.37**	**0.75**	**0.67**	**1.07**	
Total 1m Model	Tonnes (10^6)	39.7	22.5	7.6	39.0		108.8
	CuEq%	2.80	2.00	1.97	2.41		2.44
	Cu%	1.28	0.56	0.85	1.37		1.14
	Co%	0.073	0.068	0.065	0.060		0.067
	Zn%	1.24	1.23	0.64	0.60		0.96

* Old Mine Workings (tables 33 & 35) includes in situ pillars and areas of back-fill called "Retaque" see section 19.4.5 Treatment of Old Mining Areas (above).

Table 34: 0.2m Block Model – Measured and Indicated Resource @ 2.0% Cu Equivalent

		Manto				0.2m Model	1m Model
Cueq cut-off	2.0%	1	2	3a	3	Total	Total
Measured	Tonnes (10^6)		1.2	4.6	15.1	**20.9**	22.9
	CuEq%		2.71	3.24	3.13	**3.13**	2.90
	Cu%		0.61	0.87	1.44	**1.27**	1.17
	Co%		0.106	0.157	0.122	**0.129**	0.121
	Zn%		1.62	0.81	0.32	**0.50**	0.45
Indicated	Tonnes (10^6)		6.3	5.3	21.4	**33.0**	32.7
	CuEq%		2.92	2.90	3.06	**3.01**	2.80
	Cu%		1.04	1.10	1.74	**1.50**	1.45
	Co%		0.082	0.114	0.084	**0.088**	0.082
	Zn%		1.78	0.77	0.56	**0.83**	0.69
Total 0.2m Model	**Tonnes (10^6)**		**7.5**	**9.9**	**36.5**	**53.9**	
	CuEq%		**2.89**	**3.06**	**3.09**	**3.06**	
	Cu%		**0.97**	**0.99**	**1.62**	**1.41**	
	Co%		**0.086**	**0.134**	**0.100**	**0.104**	
	Zn%		**1.75**	**0.79**	**0.46**	**0.70**	
Total 1m Model	Tonnes (10^6)		5.9	9.3	40.4		55.6
	CuEq%		2.61	2.88	2.87		2.84
	Cu%		0.96	0.90	1.49		1.33
	Co%		0.075	0.131	0.093		0.098
	Zn%		1.48	0.70	0.43		0.59

Table 35: 0.2m Block Model - Inferred Resource @ 2.0% Cu Equivalent

		Manto				0.2m Model	1m Model
Cueq cut-off	**2.0%**	**1**	**2**	**3a**	**3**	**Total**	**Total**
Inferred	Tonnes (10^6)	21.2	14.5	3.6	13.1	**52.4**	46.7
	CuEq%	3.44	2.81	2.86	2.80	**3.07**	2.90
	Cu%	1.55	0.76	1.33	1.51	**1.31**	1.36
	Co%	0.089	0.106	0.093	0.069	**0.089**	0.077
	Zn%	1.62	1.50	0.77	0.88	**1.34**	1.21
Old Mine Workings	Tonnes (10^6)	3.7			12.9	**16.6**	16.8
	CuEq%	3.84			3.29	**3.41**	3.07
	Cu%	2.34			2.12	**2.17**	1.91
	Co%	0.092			0.069	**0.074**	0.069
	Zn%	0.73			0.62	**0.64**	0.61
Total 0.2m Model	**Tonnes (10^6)**	**24.9**	**14.5**	**3.6**	**26.0**	**69.0**	
	CuEq%	**3.50**	**2.81**	**2.86**	**3.04**	**3.15**	
	Cu%	**1.67**	**0.76**	**1.33**	**1.81**	**1.51**	
	Co%	**0.089**	**0.106**	**0.093**	**0.069**	**0.085**	
	Zn%	**1.49**	**1.50**	**0.77**	**0.75**	**1.18**	
Total 1m Model	Tonnes (10^6)	27.9	8.7	2.5	24.4		63.5
	CuEq%	3.25	2.43	2.57	2.82		2.94
	Cu%	1.57	0.78	1.37	1.70		1.51
	Co%	0.083	0.080	0.073	0.063		0.074
	Zn%	1.32	1.35	0.59	0.69		1.05

Item 20 Other Relevant Data and Information

Not applicable

Item 21 Conclusions

- No significant errors or issues were detected in the drill hole database.
- Existing sampling and assay quality control data and reports have been reviewed. No serious assaying problems were uncovered. Differences in the average grade from original assays and core duplicates have been reported. The reasons behind these differences are unknown but could include incomplete collection of high grade fines from core trays, during duplicate sampling; cannibalisation (removal) of mineralised intervals of core for various test work programs.
- The grade variability of the assay composites is generally low, so Ordinary Kriging is an appropriate grade estimation method.
- A weak metal zonation is apparent and has an orientation similar to the major NW-SE trending faults. Cu and Co are only weakly correlated and Zn is generally peripheral.
- A Measured and Indicated Resource has been defined, amounting to:
  - 160 Mt @ 1.97% Cu Equivalent at a cut-off grade of 1% Cu Equivalent.
  - 60 Mt @ 2.86% Cu Equivalent at a cut-off grade of 2% Cu Equivalent.

- In addition an Inferred Resource has been defined, amounting to:
  - 188 Mt @ 1.95% Cu Equivalent at a cut-off grade of 1% Cu Equivalent.
  - 66 Mt @ 2.94% Cu Equivalent at a cut-off grade of 2% Cu Equivalent.
- At 1% Cu Equivalent 13% of the resource is Measured, 33% Indicated and 54% Inferred.
- Manto 3 contributes 40% of the total Resource at 1% Cu equivalent and 52% at 2% Cu equivalent.
- Comparison with previous estimates shows the current resource to be broadly similar with respect to overall tonnes and grade but noticeably different in terms of Resource Classification.
- The continuity of grade, as indicated by the variography, is in the order of 100 - 300m.
- Manto 1 and Manto 0 have been classified as Inferred. This is due to the wider drill hole spacing (500m x 500m) typical of the Rancheria - Montado area.
- The area disturbed by the old mine workings has been identified and all 3D blocks that fall within the limits of the workings have been flagged. All material within the old workings is classified as Inferred. This is due to uncertainty, as to the precise location of voids, 'retaque' and pillars.
- The 3D block model approach used provides a versatile tool for mine development planning at various cut-off thresholds that would not be available with a single seam model.
- A second set of block models were produced, with a block height of 0.2m, to be used for under ground mine studies, being carried out in parallel to the current resource study. The reduced block height provides better resolution, thereby minimising dilution.

Item 22 Recommendations

H&S make the following recommendations

The drilling data currently kept in a series of Excel spread sheets. These spread sheets need to be replaced by a formal database. H&S suggest the use of Microsoft Access. The advantages a database has over spread sheets include:

- Improved data security
- Automated data entry
- Automated data checking
- Data easily exported in correct format use in other software packages
- Data is easily interrogated
- Activity Reporting
- Intercept Reporting
- Automated monitoring of Quality Control data
- Checking of QC data during data entry and automated alerts for 'out of spec' values.

Drill hole logging has not been carried out in a way that is amenable for use in any mining or geological software processing package. Descriptions of geological intervals are completed as full text rather than coded to allow for computer processing. H&S recommend that new logging sheets be drafted to facilitate recording the data in a way that allows all the pertinent geological characteristics to be recorded, whilst in a format that can be uploaded directly into a database, without manual data

entry. This typically results in a logging form with dedicated data fields, which allows the geologist to record quantitative as well as qualitative observations. This can add a lot of value to the data and can be extremely useful during resource modelling. It is also important that future assaying and logging is completed over the same down hole intervals. Matching of grade and geological items in this way facilitates statistical analysis of grade according the relevant geological criteria. It would also enable accurate modelling of ore type characteristics.

Sampling practices were not observed during the present study. It is recommended that these be reviewed by H&S at an early opportunity during the next drilling program.

Item 23 References

Bailes, R.J., Christoffersen, J.E., Escandon, F., and Peatfield, G.R. 2001. Sediment-Hosted Deposits of the Boleo Copper-Cobalt-Zinc District, Baja California Sur, Mexico. In Society of Economic Geologists, SP8, 2001, p. 291-306

Berlanga, J.M. 2001. El Boleo Project, Report on the Evaluation of the Geologic Resource. Unpublished Internal Company Report. Oct 2001.

Felix, F.C., 1996. Specific Gravity, Nov 1996. Unpublished Internal Company Activity Report.

Mehner, D., 2003. Underground Resource Calculation and Review, Boleo District, Santa Rosalia, Baja California Sur, Mexico. Nov 2003. Unpublished internal company report.

Optimum Project Services Ltd., 2002, Boleo Copper/Cobalt Pre-feasibility study: July2002. Unpublished study for Mintec International Corporation and Minera Curator, S.A. de C.V.

Peatfield, G.R., & Smee, B. 1997. Assay Quality Control Report for the Boleo Copper-Cobalt Project, Baja California Sur, Mexico. Jan 1997, Unpublished Internal Company Report.

Peatfield, G.R. 1997, Update to the Assay Quality Control Report for the Boleo Copper-Cobalt Project, Baja California Sur, Mexico. Feb 1997, Unpublished Internal Company Report.

Peatfield, G.R. 1998. Analytical Quality Control at the Boleo Copper-Cobalt-Zinc Project, Baja California Sur, Mexico. Pathways 98, Cordilleran Roundup and Exploration Methods 98, Pathways to Discovery. Short Course #4 Analysis and Quality Control in Mineral Exploration. Jan 25-26 1998.

Sawlan, M.G. and Smith, J.G., 1984. Petrologic Characteristics, Age and Tectonic Setting of Neogene Volcanic Rocks in Northern Baja California Sur, Mexico, In Frizzel, V.A., ed., Geology of the Baja California Peninsula: Society of Economic Palaeontologists and Mineralogists, Pacific Section (Los Angeles), San Diego, California, April 18-21, 1984, Symposium Proceedings, p. 237-251.

Schmidt, E.K., 1975. Plate Tectonics, Volcanic Petrology and Ore Formation of the Santa Rosalia Area, Baja California, Mexico: Unpublished M.Sc. thesis, Tucson, University of Arizona, 191 p.

Thompson, M. and Howarth, R.J., 1978. A New Approach to the Estimation of Analytical Precision. Elsevier Scientific Publishing Company, Journal of geochemical Exploration, vol 9, pp 23-30.

Wilson, I.F., and Rocha, V.S., 1955. Geology and Mineral Deposits of the Boleo Copper District. Baja California, Mexico: U.S. Geological Survey Professional Paper 273, 134p.

Wright, F.D. 1997, Pre-Feasibility Study Final Report: Volume 1, Final Report; Volume 2, Cost Report; Boleo Project, Sept 1997. Unpublished report prepared for Minera Curator, S.A. de C.V.

Item 24 Certificates of Qualified Persons

I, William Yeo, MAusIMM, do hereby certify that:

1. I am an employee of:
   Hellman & Schofield Pty Ltd
   Level 4, 46 Edward Street,
   BRISBANE QLD 4000
   AUSTRALIA
2. I graduated with a BSc (Hons) degree in geology from Oxford Polytechnic, UK in 1979. In addition I have obtained a PhD in geochemistry and petrology from University of Bristol, UK, in 1984.
3. I am a Member of the Australasian Institute of Mining and Metallurgy.
4. I have worked as a geologist for a total of 17 years since my graduation from university.
5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
6. I am responsible for the preparation of the technical report titled RESOURCE ESTIMATE STUDY, THE EL BOLEOCOPPER - COBALT - ZINC DEPOSIT, (the "Technical Report") and dated March 2005 relating to the Property. I visited the Property for three weeks, in August and 2 weeks in November 2004.
7. I have had an involvement in the Property since August 2004. The nature of this involvement includes resource estimation and general consulting in relation to QA/QC, geological logging.
8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical report misleading.
9. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.
10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical report has been prepared in compliance with that instrument and form.
11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated 20th March, 2005



Signature of Qualified Person

William J. A. Yeo, MAusIMM PhD
Name of Qualified Person

Certificate of Qualification

I, Phillip Hellman, FAIG, do hereby certify that:

1. I am a Director of:
Hellman & Schofield Pty Ltd
Suite 6, 3 Trelawney Street,
EASTWOOD NSW 2119
AUSTRALIA
2. I graduated with a BSc (Hons) degree in geology from University of Sydney in 1973. In addition I have obtained a PhD in geochemistry and petrology from Macquarie University in 1979 and a Diploma of Education from Sydney University in 1974.
3. I am a Fellow of the Australian Institute of Geoscientists.
4. I have worked as a geologist for a total of 25 years since my graduation from university.
5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
6. I am responsible for the preparation of the technical report titled RESOURCE ESTIMATE STUDY, THE EL BOLEOCOPPER - COBALT - ZINC DEPOSIT, (the "Technical Report") and dated March 2005 relating to the Property. I visited the Property for three days, in September 2004.
7. I have had an involvement in the Property since August 2004. The nature of this involvement includes resource estimation and general consulting in relation to QA/QC, geological logging.
8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical report misleading.
9. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.
10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical report has been prepared in compliance with that instrument and form.
11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated 20th March, 2005



Signature of Qualified Person

Phillip L Hellman, FAIG PhD
Name of Qualified Person

UNDERGROUND RESOURCE CALCULATION

AND REVIEW,

BOLEO DISTRICT

Santa Rosalia,

Baja California Sur, Mexico

for

Minera y Metalurgica del Boleo, S.A. de C.V.
Amatlan # 19
Col. Condesa
06140, Mexico, D.F.

and

Mintec International Corp.
Whitepark House
Whitepark Road
Bridgetown, Barbados

By

Dave Mehner, P. Geo.
Coldstream, B.C.

November 27, 2003

TABLE OF CONTENTS

Page

TABLES

FIGURES

APPENDICES

1.0 SUMMARY

The sediment hosted, relatively flat lying copper-cobalt-zinc deposits of the Boleo District near Santa Rosalia in Baja California Sur, Mexico are held by Minera Y Metalurgica del Boleo S.A. de C.V, a wholly owned subsidiary of Mintec International Corp.

In the 1990's an extensive exploration program over the Boleo subbasin by International Curator Resources Ltd., identified a global resource from mantos 2, 3AA, 3A and 3 using a 0.85% copper equivalent cut-off (*using metal prices and known or expected recoveries, Flour Daniel Wright established copper equivalent to be Cu%+[15.0 x Co%]+[0.7 x Zn%]*) of 408.8 M tonnes including 257.4 M tonnes of measured resources grading 0.73% Cu, 0.060% Co and 0.64% Zn and indicated resources of 151.4 M tonnes grading 0.69% Cu, 0.054% Co and 0.78 % Zn. Within those global resources, Flour Daniel Wright calculated, open-pit, mineable reserves of 71.2 M tonnes (proven) grading 1.44% Cu, 0.092% Co and 0.55% Zn and 13.1 M tonnes (probable) grading 1.57% Cu, 0.065% Co and 0.81% Zn. A further 2.5 M tonnes of possible reserves grade 1.46% Cu, 0.087% Co and 0.60% Zn. In their report, Flour Daniel points out that both the geological resource estimate and diluted mineable reserves are preliminary in nature and are not intended to be a definitive statement of the geological resource or mineable reserve. Furthermore the classification of the resources or reserves have not been verified by the author and should not be treated as NI 43-101 defined resources or reserves. However a review of the data, procedures and methods used by Flour Daniel in calculating the mineable reserves for Minera y Metalurgica del Boleo by Mintec Inc. of Tucson Arizona indicates they were calculated in accordance with the CIM Standards on Mineral Resources and Reserves Definitions with the exception that the term "Possible Reserve" is not an acceptable definition for Mineral reserves as defined in National Instrument 43-101.

In the first half of 2003, Minera y Metalurgica del Boleo engaged engineer Adolfo Rodriguez to look at the higher-grade, underground potential and determine what resources of this type exist in the Boleo subbasin. Using a 1% copper cut-off, a minimum mining width of 1.80 meters and making no allowance for dilution, Rodriguez calculated indicated resources of 27,761,800 tonnes at 2.169% Cu, 0.092% Co and 0.402% Zn. A further 15,252,500 tonnes of inferred resources grade 2.192% Cu, 0.122% Cu and 0.665% Zn. The author has verified and restated the Rodriguez estimate.

In the fall of 2003, the author was commissioned to review the criteria and methodology used by Rodriguez, carry out an appropriate number of cross-checks (audit) to verify the resources, revise them if or where necessary and identify any exploration opportunities that may exist in the district to expand the resource base.

After modifying the resource calculation criteria to include a maximum mining width of 4.5 meters, correcting a number of small errors in the original calculations, adding new resource blocks in the Providencia-Purgatorio area and re-classifying the resource category of a number of mineralized blocks, the revised, indicated resources are 23,627,000 tonnes grading 2.11% Cu, 0.09% Co and 0.42% Zn. A further 21,369,500 tonnes of inferred resources grade 2.25% Cu, 0.10% Co and 0.61% Zn. The bulk of this mineralization occurs in two distinct zones centered on Arroyo Providencia including 9,973,400 tonnes of indicated resources grading 2.50% Cu, 0.06% Co and 0.34% Zn and 19,581,800 tonnes of inferred resources at 2.24% Cu, 0.10% Co and 0.61% Zn. Within those

resources are a higher-grade core including 6.9 million tonnes of indicated mineralization grading 2.82% Cu and 11 million tonnes of inferred at 2.73% Cu.

In addition, a number of areas were identified where potential to add significant resources to the resource base could be realized with further exploration. These include ten areas adjacent to mineralized blocks in manto 1 and 3 where potential exists for at least 4 - 6 million tonnes and the untested Montado SW basin where a further 5 to 7 million tonne potential in manto 3 alone exists just in the Juanita footwall and hangingwall zones.

To upgrade the category of manto 1 and 3 resources centred on Arroyo Providencia and initiate the search for new resources to add to the property resource base, a two phase exploration program is recommended. Phase I would consist of 43 drill holes totaling 5970 meters to up-grade resource classification in Rancheria and Providencia-Purgatorio. A further 6 holes totaling 1520 meters would explore the Montado SW basin in the area of the Juanita fault. All-in drilling costs are estimated at $ 1,623,900. As part of the Phase I program, an underground mining test recommended by D. Parkes, P. Eng.(in a separate report included herein as an appendix) should also be undertaken. This would confirm whether mechanized underground mining at Boleo is practical and establish operational parameters including estimates on unit production plus capital and operating costs for future feasibility level work. The underground test is estimated to cost $ 2,358,000.

The Phase II program would consist of further in-fill drilling to bring resources in blocks grading 2% Cu or better as defined in the Phase I program into the measured resource category. It is expected this would involve a further 6000 meters and cost $ 1,296,900.

2.0 INTRODUCTION AND TERMS OF REFERENCE

Between 1993 and 1997, International Curator Resources Ltd. explored the sediment hosted, copper-cobalt-zinc, Boleo deposit near Santa Rosalia in Baja California Sur, Mexico with close to 920 diamond drill holes. The objective was to define sufficient open pit reserves in the relatively flat to shallow-dipping 1, 2 and 3 Mantos to support a relatively large scale mining and processing operation. Following a down-turn in world metal prices and a dispute with the underlying vendors, Curator withdrew from the project. A corporate reorganization by the owners ensued ending with the project being held by Minera y Metalurgica del Boleo, S.A. de C.V., a wholly owned subsidiary of Barbados based, Mintec International Corp. In 2001, Minera y Metalurgica commissioned Mexican engineer, Juan Manuel Berlanga to calculate open pitable resources for the Boleo district based on the Curator drill data. In 2003, Mintec engaged engineer A. Rodriguez to calculate resources but this time of copper-cobalt-zinc material within the Boleo district amenable to underground mining. During the period April-June, 2003, Rodriguez re-examined the logs of individual drill holes and using the east-west and north-south cross-sections constructed by International Curator, identified numerous areas within Mantos 1, 2 and 3 thought to be of sufficient grade and thickness to support underground mining. Using a minimum mining width of 1.80 meters and with no restriction on maximum width, he calculated indicated underground resources of 27,761,839 tonnes grading 2.17% copper, 0.09% cobalt and 0.40% zinc. A further 15,252,484 tonnes of inferred underground resources grade 2.19% copper, 0.12% cobalt and 0.67% zinc.

The following report was prepared by David T. Mehner, P. Geol. and commissioned by Mr. Bill Murray, co-ordinating consultant for Mintec International and Minera y Metalurgica with offices at 6640 Gibbons Drive, Richmond, British Columbia. The author was asked to undertake a review (audit) of the underground resources calculated by Mr. Rodriguez, identify prospective areas where additional resources may be found and recommend specific areas for drill testing to add resources to the project base.

To complete the report, the author relied totally on cross-sections prepared by International Curator along with an abbreviated drill hole data base prepared by Mr. Rodriguez which included the mineralized interval thickness and weighted average copper, cobalt, zinc and manganese grade for each manto intersected by drill holes throughout the Boleo property. In tabulating the resources, block grades and tonnages calculated by Mr. Rodriguez were used except when blocks were re-calculated as part of the "random", audit process or where errors in Rodriguez's calculations were noted such as in grade, thickness or drill holes used to determine a block. In addition, all blocks used in determining the resources in manto 3 of the Providencia-Purgatorio area were re-calculated and in some cases re-defined. Calculations were completed using the drill hole data base prepared by Rodriguez cross-checked with the actual drill logs.

Knowledge of the property including construction of the various cross-sections used in this study were obtained by the author while working as senior geologist and assistant site manager on the property for International Curator from 1993 until 1997.

3.0 DISCLAIMER

Title documents of the concessions making up the Boleo property have not been reviewed nor have legal title to the properties or the legality of any underlying agreements concerning the properties been verified. Information on taxes owing, work requirements and liabilities and permits were supplied by Mintec and have not been verified.

The summary on underground mining and recommendations on which mining methods would work best are based entirely on the report prepared by David Parkes, P. Eng. (mining). His report and qualifications are attached as an addendum.

4.0 PROPERTY DESCRIPTION AND LOCATION

4.1 Location

The Boleo project is located along the east coast of the Baja peninsula centered on the port town of Santa Rosalia in Baja California Sur, Mexico (Figure 4.1.1). The town is approximately 850 km. south of San Diego, California, U.S.A. with co-ordinates for the centre of the 19 km long by up to 9 km wide, north-south oriented property at 27°19'35 N latitude and 112°18'01 W longitude. U.T.M. co-ordinates are 3,023,093 N and 371,345 E.

Minera y Metalurgica del Boleo SA de CV

BOLEO PROJECT

MEXICO

PROPERTY LOCATION

Figure 4.1.1

Dec 2003

4.2 Description

The Boleo property consists of 15 contiguous mineral concessions covering 10,081.1872 hectares. These include seven exploitation (see Table 4.4.1) and eight exploration concessions (see Table 4.4.2; Figure 4.2.1).

The project also includes three surface lots which total 6,692.58 hectares and cover all of the identified mining areas (Figure 4.2.2).

4.3 Ownership

The mineral concessions covering the Boleo copper-cobalt-zinc deposit are 100% owned by Minera y Metalurgica del Boleo S.A. de C.V., a Mexican company involved in mineral exploration and development and wholly owned subsidiary of Mintec International Corp., a Barbados registered company.
In October, 1993, Mintec was incorporated as part of a restructure of the ownership interests in the Boleo Property, Mexico, between Terratech Environmental Corporation *(owners of the Boleo concessions*), a Barbados company controlled by the current shareholders of Mintec and International Curator Resources Limited, a TSE listed company that had an option to acquire a controlling interest in the Boleo Property. Between 1993 and 1997, Mintec, primarily under the direction of ICR, conducted significant exploration and development of the Boleo Property, culminating in the issuance of a pre-feasibility study by Fluor Daniel Wright in September, 1997. A dispute arose between Terratech and Curator in 1999 which was ultimately settled in 2001 with Curator withdrawing from Boleo by transferring its interest in the Boleo project and Mintec back to Terratech.

4.4 Taxes and Assessment Work Requirements

4.4.1 Taxes: Total annual fees payable in January, 2004 as of this report are $718,911 pesos or using the exchange rate as of December 12, 2003, US$ 63,789.80 (Table 4.4.1 and 4.4.2). The calculated annual fees are based on the latest published government tax guides. It is expected the final amounts will be slightly higher when the new guides come out in January, 2004.

Table 4.4.1 Boleo Property, Exploitation Concessions, November, 2003

Claim	Title No.	Surface Area (hectares)	Date Initiated	Expiry Date	Annual Taxes (pesos)
El Boleo	218082	4,975.6132	Sept. 29-2000	Sept. 28-2050	485,669.00
El Boleo I	218092	72.4463	Aug. 31-2000	Aug. 30-2050	7072.00
El Boleo II frac I	218179	1296.6156	Sept. 29-2000	Sept. 28-2050	126,563.00
El Boleo II frac IA	218180	507.2841	Sept. 29-2000	Sept. 28-2050	49,516.00
Boleo III	212148	224.6410	Aug. 31-2000	Aug. 30-2050	21,927.00
Nuevo San Luciano	214189	150.0000	Aug. 10-2001	Aug. 9-2051	10,996.00
Boleo II frac 4	218975	267.1579	Jan. 28-2003	Jan. 27-2053	12,059.00
	Total	**7,493.7581**			**713,802.00**

Note: as of December 12, the exchange rate is in the order of $11.27 pesos =US $1



3033000.0000 m
3029000.0000 m
3025000.0000 m
366000.0000 m
370000.0000 m
374000.0000 m
BOLEO X FRACC. 1 T-211051
NUEVO BIARRITZ T - 209500
BOLEO X FRACC. 14 T-211064
BOLEO X FRACC. 15 T-211065
MINERA Y METALURGICA DEL BOLEO, S.A. DE C.V.
BIARRITZ A T-219620
BOLEO X FRACC. 12 T-211062
BOLEO II FRACCION IV A T - 218967
BIARRITZ B T-219819
BOLEO X FRACC. 8 T-211058
BOLEO II FRACCION IV T-218975
BOLEO III T-212148
EL BOLEO T-218082
EL BOLEO II FRACCION UNO A T-218180
EL BOLEO II FRACCION UNO T-216179
BOLEO X FRACC. 9 T-211059
SAN LUCIANO 2 T-220790
BOLEO X FRACC. 16 T-211066
BOLEO X FRACC. 5 T-211055
NUEVO SAN LUCIANO T-214189
SAN LUCIANO 3 T-221073

MINERA Y METALURGICA DEL BOLEO, S.A DE C.V.

EXPLOITATION CONCESSIONS

CLAIM	TITLE	SURFACE HAS.	EXPEDITION
1)EL BOLEO	218082	4,975.8132	29-SEPT-2000
2)EL BOLEO I	218092	72.4463	31-AGO-2000
3)EL BOLEO II FRACC. UNO	218179	1,296.9166	29-SEPT-2000
4)EL BOLEO II FRACC. UNO A	218180	807.2841	29-SEPT-2000
5)BOLEO III	212148	224.6410	31-AGO-2000
6)NUEVO SAN LUCIANO	214189	150.0000	10-AGO-2001
7)BOLEO II FRACCION IV	218975	267.1578	23-ENE-2003

EXPLORATION CONCESSIONS

CLAIM	TITLE	SURFACE HAS.	EXPEDITION
8) BOLEO X FRACC. 5	211055	1.3829	24-MAR-2000
9) BOLEO X FRACC. 8	211058	3.8486	24-MAR-2000
10)BOLEO X FRACC. 9	211059	9.8612	24-MAR-2000
11)BOLEO X FRACC. 12	211062	3.1241	24-MAR-2000
12)BOLEO X FRACC. 16	211066	0.0068	24-MAR-2000
13)BIARRITZ B	219819	0.0055	16-ABRI-2003
14)SAN LUCIANO 2	220790	670.0000	30-SEPT-2003
15)SAN LUCIANO 3	221073	1,889.0000	18-NOV-2003

Minera y Metalurgica del Boleo, S.A. de C.V.

EL BOLEO PROJECT

BOLEO CONCESSION MAP AS OF DEC. 2003

FIGURE 4.2.1


PERIMETER "EL BOLEO" PROPERTY
PREDIO SOLEDAD
CLAVE CATASTRAL
No. 201-011-002.
GULF
OF CALIFORNIA
PREDIO EL BOLEO
CLAVE CATASTRAL 3-01-045
TERRENO QUE SE VENDIO
A COMSA
Superficie = 245.5373 Has.
SANTA
ROSALÍA
SISTEMA DE COORDENADAS
LOCALES PARTIENDO DE PC-4129 UTM
Minera y Metalurgica del Boleo, S.A. de C.V.
EL BOLEO PROJECT
STATUS OF SURFACE LAND
AS OF DEC. 2003
ESCALA
0 500 1000 1500 2500
METROS
PREDIO
"SAN LUCIANO"
CLAVE CATASTRAL:3-01-046
3034000 N
3032000 N
3030000 N
3028000 N
3026000 N
3024000 N
3022000 N
3020000 N
364000 E
366000 E
368000 E
370000 E
372000 E

PERIMETER "EL BOLEO" PROPERTY

SIDES	BEARING	DISTANCE
CA6		
CA6–CA7	W	1900.000
CA7–CA8	N	1800.000
CA8–CA9	W	1800.000
CA9–CA10	N	1000.000
CA10–6	W	2772.700
6–7	S	5692.285
7–8	E	500.000
8–9	S	400.000
9–10	E	800.000
10–11	S	500.000
11–12	E	1500.000
12–13	S	1500.000
13–14	E	1700.000
14–15	S	1200.000
15–16	E	4857.163
16–17	N 42°15'30" E	2270.389
17–18	N 47°56'50" W	822.103
18–19	N 45°05'06" E	421.456
19–20	N 51°40'43" W	300.000
20–21	N 18°42'50" W	320.878
21–22	S 84°31'25" W	706.812
22–23	S 85°51'30" W	670.168
23–24	N 53°15'43" W	388.152
24–25	N 36°32'50" E	678.325
25–26	S 78°19'38" E	383.278
26–27	N 51°55'44" E	250.278
27–28	N 25°06'49" W	491.935
28–29	N 00°01'09" E	1200.378
29–30	N 89°08'57" E	550.000
30–31	N 14°43'47" W	85.827
31–32	S 76°28'38" W	700.000
32–33	S 45°28'39" W	942.000
33–34	N 34°01'21" W	815.000
34–35	N 38°28'38" E	888.083
35–36	N 40°44'38" W	678.986
36–37	N 28°37'04" W	1005.235
37–38	S 48°02'27" W	422.674
38–39	N 50°40'25" W	282.044
39–40	N 40°37'12" E	967.378
40–41	N 41°38'02" W	362.945
41–42	N 46°18'30" W	252.723
42–43	N 48°44'35" W	231.169
43–44	N 38°13'48" W	319.108
44–45	N 28°50'58" W	88.589
45–46	N 22°25'28" W	65.708
46–47	N 12°20'53" W	117.388
47–48	N 00°34'23" W	170.144
48–49	N 01°38'48" W	147.218
49–50	N 14°31'58" W	406.723
50–51	N 05°09'29" W	1033.871
51–52	N 04°01'50" E	333.338
52–53	N 03°29'48" E	210.134
53–54	N 08°08'37" W	188.838
54–55	N 03°30'06" W	206.519
55–56	N 18°38'02" E	768.440
56–57	W	355.484
57–CA6	S	5474.313

SURFACE: 6,553.5598 Has.

FIGURE 4.2.2

Table 4.4.2 Boleo Property, Exploration Concessions, November, 2003

Claim	Title No.	Surface Area (hectares)	Date Initiated	Converted to Exploitation	Annual Taxes (pesos)
Boleo X frac 5	211055	1.3829	Mar. 24-2000	Mar. 23-2006	16.00
Boleo X frac 8	211058	3.9486	Mar. 24-2000	Mar. 23-2006	46.00
Boleo X frac 9	211059	9.9612	Mar. 24-2000	Mar. 23-2006	117.00
Boleo X frac 12	211062	3.1241	Mar. 24-2000	Mar. 23-2006	36.00
Boleo X frac 16	211066	0.0068	Mar. 24-2000	Mar. 23-2006	2.00
Biarritz B	219819	0.0055	April 16-2003	April 15-2009	2.00
San Luciano 2	220790	670.000	Sept. 30-2003	Sept. 29-2009	1,290.00
San Luciano 3	221073	1,899.000	Nov. 18-2009	Nov. 18-2009	3,600.00
	Total	**2587.4291**			**5,109.00**

Note: All exploration and exploitation concessions are in the process of being consolidated.

Table 4.4.3 Boleo Project, Surface Lots

Surface Lot	Size (hectares)	Annual Taxes (pesos)
El Boleo	6,553.55	21,604
Soledad Property	99.91	23,786
San Luciano Property	39.12	5,301
Total	**6692.58**	**50,691**

Note: At an exchange rate of 10.73 pesos/$US, the annual taxes are US $5639

4.4.2 Work Requirements: Work obligations on the property (known in Mexico as- "Informes de Conprobaçiones de Obras") are in good standing. Based on past work expenditures of approximately US$ 22 million, enough credits have been accrued to keep the property in good standing until 2013.

4.4.3 Option Payments: There are no royalties payable on the properties and there are no other agreements or encumbrances

4.5 Permits and Liabilities

4.5.1 Permits: There are no permits required to keep the property in its current state. When project work was halted in 1998, all required land use permits were in place. Due to inactivity these permits have lapsed and will require re-activation in order to complete certain studies as part of the full feasibility study. This includes permits to carry out further diamond drilling, drill road or access construction, bulk sampling for metallurgical testing, an underground mining test and likely a pilot plant for evaluating ore processing and metal recoveries.

As part of the 1997 pre-feasibilty study, an environmental baseline study was carried out and is estimated to have met 70% of the requirements for a full Environmental Impact Statement (EIS). In Mexico, the environmental program initially covers baseline studies including the (existing) natural environment conditions and the socio-economic environment. The second and final report is an EIS and is prepared close to the end of a feasibility study. The EIS gives a detailed description of the project and its operations, an identification and description of the environmental impacts and a description of the preventative and mitigation measures applicable to the environmental impacts.

The EIS will entail the full suite of project permits which are the normal prelude to production. MMB will continue to work with the Mexican National Environmental Agency, Secretaria del Medio Ambiente Recursos Naturales y Pesca (SEMARNAP), on such matters.

4.5.2 Liabilities: There are no outstanding liabilities associated with the property. The most recent disturbances were caused by the drilling program and metallurgical sampling program of International Curator in 1997-98. All of the disturbed areas were re-mediated and there are no assessed environmental liabilities.

The project is located within the Vizcano Biosphere Reserve which is centred on the Desierto de Vizcaino on the west central coast of the Baja. The Biosphere was extended south to encompass the old Boleo Mining District to protect certain environmental and cultural features in the town of Santa Rosalia. It is believed that this extension was intended to protect the historic buildings dating from the late 1800's which are associated with the early mining of the Boleo district. All of these buildings are outside of the Boleo project and study area boundary and will not be directly affected by project development. Since the Boleo district has been mined for copper and cobalt since 1865 and with two large gypsum quarries currently operating in the region, the authorities have designated the local land use for mining and have established land management directives within the Biosphere for development. The area within the reserve is therefore managed relative to a specific land usage description.

There are no tailings ponds on the lands owned by MMB or on the referenced concessions. There are 88 small waste dumps located at the portals of historic mine workings

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 Access

The Boleo Property is located on tidewater on the east coast of the State of Baja California Sur, Mexico, adjacent to the town of Santa Rosalia (Figure 5.1). Access for construction equipment would principally be by the Trans-peninsular highway some 850 kilometres south of the US border. This highway passes through Santa Rosalia and carries heavy traffic volumes year round. Heavy construction equipment and project supplies would also be brought in by barge to the port of Santa Rosalia and the Pacific Coast marine facilities at Guerro Negro. There are regular scheduled air services from the United States and mainland Mexico to both Loreto, which is a two hour drive away to the south and La Paz which is a six hour drive to the south. The closest private airstrip is at Palo Verde a half hour drive away. Port facilities, which serviced the copper mine until 1985, are still being used twice a week by a ferry service to the mainland at Guaymas.

5.2 Climate

The project area is immediately adjacent to the Gulf of California, with a climate typical of the Sonoran desert region with warm to hot temperatures and minimal seasonal precipitation. Rainfall is confined mainly to heavy cloud bursts at intervals of several years during tropical cyclones. Mining operations can be scheduled 365 days per annum save for rare heavy rainfall events which occur every ten years on average



GOLFO
DE CALIFORNIA
(SEA OF CORTES)

SANTA
ROSALIA

ERODED

SATURNO

MERCURIO

SAN ANTONIO

FALLA

ERODED
Cerro de
Juanita

AREA EVALUATED

ERODED

Arroyo del Infierno

Arroyo del Boleo

Arroyo de la Soledad

Arroyo de Santa Agueda

Estero de Santa Agueda

Mina San Francisco

Tiro Williams



SCALE
0 500 1000 2500 5000
METERS

STUDY AREA

SYMBOLS

AREA OF EVALUATION	TRANSPENINSULAR HIGHWAY
MINING CONCESSIONS	COAST LINE

MINERA Y METALURGICAL del S.A. de C.V.
PROYECTO EL BOLEO

STUDY AREA

Figure 5.1

JULIO/2000 | 1:50,000 | R.G.R. | F.E.V.

5.3 Local Resources

Santa Rosalia has a population of 10,000 people and services a large fishing fleet, fish processing facilities and two open pit gypsum mines. A socio-economic study prepared in 1997 showed that almost all of the non-staff positions could be filled from the local population. Education levels are reasonably high but unemployment is also high. According to the most recent Mexican census, nearly 40,000 people live in Mulegé County, which is over 10 percent of the Baja California Sur population. Population concentrations within the county include Santa Rosalia, Santa Agueda, Mulegé (town), Guerrero Negro, San Ignacio, Bahía Tortugas, San Marcos Island, Gustavo Diaz Ordaz and Bahía Asunción. Santa Rosalía is the largest town in the county.

Hotel accommodation, gasoline, groceries and various hardware goods can all be purchased in Santa Rosalia. Other items including machinery and trained personnel are readily available from mainland Mexico via the ferry to Guaymas or airplane through Loreto or La Paz. Services and supplies are also obtainable from California, USA.

Fresh water for domestic and drilling purposes is scarce and mostly obtained from wells in Santa Agueda, 30 km away. The planned process plant is expected to use sea water for 99% of its requirements. A desalination plant with a capacity of 115 m^3/hr will be required to supply water for domestic use at the mine as well as provide sufficient fresh water for the final stages of metal production.

5.4 Infrastructure

Aside from the many kilometers of drill road built along each arroyo to access the property, the only other infrastructure on the property is a warehouse and fenced yard. This was constructed in 2002 by MMB as a site improvement and will be used as the site office and base of operations for ongoing development.

5.5 Physiography

Property topography is best described as mesa-arroyo with relatively flat plateau cut by deeply incised arroyo valleys resulting in rugged, steep sided valleys with arroyos that drain into the Gulf of California. Project site elevations vary from 50 - 250 meters above sea level.

The project site is very arid with vegetation consisting of a wide variety of cactus. Over most of the project site vegetation is quite sparse and only along the mesa top a few kilometers in from the coast does it ever occur in significant amounts.

6.0 HISTORY

The discovery of copper in the Boleo district is attributed to local rancher, Jose Rosa Villavicencio who found copper nodules, "boleos" in 1868 while wandering in an arroyo not far from present day Santa Rosalia (Wilson and Rocha, 1955). The property was sold to two individuals from Guaymas, Sonora who in 1872 began mining and hand sorting high-grade oxidized copper ores from trenches and open cuts and then shipped them to smelters in Europe and Guaymas. Lower grade material was left on dumps or used as backfill in the stopes. This continued until 1884 when declining copper made operations difficult and the firms failed. Until then production is estimated to have been 60,000 short tons grading 24% copper (Wilson and Rocha, 1955). A further 120,000 tons averaging about 8% copper is estimated to have been deposited on dumps or used as backfill in stopes.

In 1884, a number of French geologists and mining engineers including Messrs. Eduoard Cumenge and G. de la Bouglise, visited Boleo and after recognizing the vast potential recommended a significant investment to develop the district. On May 16, 1885 the Compagnie du Boléo (later to be known in Mexico as the Compania del Boleo, S.A. - "the Boleo Company") was formed in Paris, backed mainly by the banking interests of the French house of Rothschild.

On July 7, 1885, the Boleo Company acquired, from the Mexican government, all mining claims in the region and a concession of about 20,655 hectares. Operations began in 1885 and early work involved a systematic organization of mining and construction of a smelter, port facility, town site and other infrastructure.

Production started in 1886 and by 1894 had reached over 10,000 annual tons of copper contained in copper matte and "black copper", which were transported to Europe for treatment. In 1922, a new smelter was built to produce blister copper, which was shipped to Tacoma, Washington, for refining. The Compagnie du Boléo was active from 1885 to 1938, when it went into liquidation. It continued operations on a small scale until 1948, when it was reorganized as the Boleo Estudios y Inversiones Mineras, S.A. From 1938 on, much of the smelter feed was supplied by small groups of independent miners called poquiteros, who re-worked backfilled slopes, robbed pillars and worked smaller, lower grade mines. Their work is poorly documented. Smelting operations were initially suspended in 1954. Nearly all of the ore mined in this period was won from numerous small underground mines throughout the district.

In 1954, operations were taken over by the Compañia Minera Santa Rosalia, S.A., jointly owned by Federal and State Governments and private Mexican interests and managed by the Comisión de Fomento Minero (Fomento Minero is the Mexican Bureau of Mines). Fomento Minera attempted to sustain copper production by re-opening the smelter and building a leach-precipitation-flotation (LPF) plant to treat dump material. This also included small amounts of underground ore produced by the poquiteros all to produce a concentrate for the smelter. Recoveries in the LPF plant are reported to have been about 60 % in the early years but diminished with time as the plant deteriorated. The smelter continued operation, treating material produced by poquiteros and concentrates from off-shore, until final closure in 1985.

During the latter years of operation at Boleo, there was some exploration in the form of diamond and churn drilling by both French and Mexican concerns. Shafts were also sunk to intercept the high grade mineralization. This work was concentrated in a few relatively restricted areas of the district since the smelting operations needed a cut off grade of >4.5%. This exploration work showed that the required grades lay near the southeast corner of the present property and at depth-deeper than 200 metres. It should be noted that these early operators assayed only for copper and only portions of the mineralized units were sampled. The results were thus of little importance in the overall scheme of a modern exploration program.

During the 1960's and early 1970's, the Compañia Minera Santa Rosalia S.A, in an effort to find more reserves for the LPF plant, commenced an underground program in which it blocked out a measured resource of backfill material in the Apolo mine area reported to be in the order of 660,000 tonnes grading about 1.60% copper, with an unknown cobalt and zinc content. This material was never mined due to lack of funding from the government.

After cessation of operations at Boleo in the 1980's, the bulk of the district was held in the Mexican Strategic National Mining Reserve until 1991. Some months after the release of the ground from the reserve, much of the district was acquired by Minera Terra Gaia, S.A. de CV, a wholly-owned subsidiary of Terratech Environmental Corporation, Barbados, which subsequently optioned the concessions to International Curator Resources Ltd. In 1993.

Over the period October 1993 to March 1997, Curator completed 68,685 meters of HQ coring in 828 holes (Figure 6.0). In addition, there were 28 holes either re-drilled or twinned, and 58 large diameter holes drilled to recover metallurgical test samples. This was supplemented with 108 hand or excavator dug trenches put in to expose mineralised mantos for both assay data as well as to better define erosional limits of various mantos. Ten larger trenches were dug, using bulldozers to expose the base of Mantos #2 and #3 and to provide sites for bulk sampling. Only six of these trenches were successful in exposing the desired contact and, of these, 5 contained Manto #3.
By the end of 1997 a pre-feasibility study incorporating all work completed since 1993 was prepared by Flour Daniel Wright and presented to the underlying owners (*note: results from earlier drilling by previous operators was not included in the databases used to estimate resources and reserves. This is because there are no cobalt or zinc assays available, copper assays are suspect and in most cases, only the better grade portions of the mantos were assayed. Where appropriate, the geological data for these holes has been included in geological models).* In summary, Flour Daniel Wright estimated proven reserves at Boleo to be 71.2 M tonnes grading 1.44% Cu, 0.092% Co and 0.55% Zn with further probable reserves of 13.1 M tonnes grading 1.57% Cu, 0.065% Co and 0.81% Zn. These were deemed sufficient to support an 11,500 tonne per day operation for about 17 years with an estimated capital cost of about US$ 440.5 million. The operation was envisioned to be an open-pit mine with on site processing utilizing a hydrometallurgical plant producing copper, zinc and cobalt cathode with an option to produce a cobalt sulphide product instead of cathode. Metal recovery would involve acid leaching with copper, cobalt and zinc recovered from the leach slurry using a *"novel"*, in pulp method of recovery.

In 2001, following a significant down turn in metal prices, International Curator withdrew from the project by handing back its interest in Mintec and the Boleo concessions to Terratech Environmental Corporation. Although the reasons for withdrawing are unknown to the author, it is believed a combination of low metal prices, difficulty in raising capital in equity markets and a dispute with the underlying vendors (Terratech) over certain terms of the underlying deal were all contributing factors.

After re-gaining operatorship of Boleo, Mintec engaged Bateman Engineering Pty. Ltd. of Australia to assess the pre-feasibility work conducted by Flour Daniel back in 1997 and determine if significant improvements in mining, processing and capital costs could be achieved relative to the costs presented by Four Daniel. Most of Bateman's work concentrated on the metal recovery part of the proposed flow sheet where they propose using a conventional counter current decantation (CCD) solid-liquid separation circuit followed by base metal recovery from the CCD wash solution. The Bateman flow sheet also involves acid leaching of the copper, zinc and cobalt followed by rejection of the leach residue and separate recovery of copper and zinc metal and cobalt either as a metal product or a high value cobalt precipitate. With regards to metal recovery, the design changes proposed by Bateman are perceived as being superior and more cost effective.

As a result of the Bateman work and the belief that the new process, if proved viable through future metallurgical testing including a pilot plant, would greatly improve the economics of the project, Mintec embarked on a corporate re-organization. In April, 2002, Mintec International Corp. acquired all of the rights to the copper/cobalt concessions, as described above and registered them with Mintec's wholly owned Mexican subsidiary Minera y Metalurgica del Boleo S.A. DE C.V..

In the spring of 2003, Mintec contracted Mexican engineer Adolfo Rodriguez to take a look at the underground mining potential and determine what underground resources may exist in just manto 2 and 3 within the Boleo subbasin. Without considering dilution and using a restriction of a 1.80 meter minimum mining width, Rodriguez calculated indicated resources of 27,761,800 tonnes at 2.169% Cu, 0.092% Co and 0.402% Zn plus a further 15,252,500 tonnes of inferred resources at 2.192% Cu, 0.122% Cu and 0.665% Zn.

Since then, the author was commissioned to evaluate those resources as well as identify areas with good potential to yield further resources through exploration work. That study as well as details on a proposed underground mining test to verify details on costs and viability of underground mining are the subject of this report.

7.0 GEOLOGICAL SETTING

7.1 Regional Geology

The Boleo deposits occur within the Boleo subbasin of the Santa Rosalia basin which formed as a result of Miocene rifting in the Gulf extensional province (Stock and Hodges, 1989). The northward extension of this province is the Basin and Range province of the southwest United States.

The timing of initial rifting varies throughout the Baja peninsula from 13 Ma to 8 Ma. In the Boleo District which is located near the western edge of the Gulf extensional province, rifting is believed to have started some time after 10 Ma (Sawlan and Smith, 1984).

The early direction, which was east-northeast produced north-northwest oriented basins and ranges in basement Miocene volcanic rocks flanking the rift axis. The latest movement, resulting after the Gulf transform and San Andreas wrench-fault system were initiated has been right-lateral oblique movement (Stock and Hodges, 1989). This has moved Baja California approximately 350 km. northwest relative to mainland Mexico and has created a number of deep pull-apart basins along the axis of the Gulf of California (Bailes et al, 2001).

Stratigraphically the Boleo copper-cobalt-zinc district occurs within a late Miocene age succession of fine to coarse clastic sedimentary rocks of the Boleo Formation, lying unconformably on andesitic rocks of early to middle Miocene age Comondú Volcanics. The Boleo Formation is characterized by a number of coarsening upward cycles of sediments that are believed to represent deltaic deposition in a shallow, near-shore marine basin. The upper part of the formation has been locally eroded and unconformably overlain by similar but barren and fossil-rich sedimentary successions of Pliocene and Pleistocene age delta and beach deposits, known as the Gloria, Infierno and Santa Rosalía Formations. The Boleo and overlying formations collectively make up the so-called Boleo Basin. Locally, the entire succession is capped by Pleistocene to Recent flows and pyroclastic rocks of the Tres Virgenes Volcanics. The geology of the district has been described in

detail by Wilson and Veytia (1949) and by Wilson and Rocha (1955), in privately prepared reports for curator by Peatfield (1995) and Christoffersen (1997) and in numerous other published and unpublished papers and reports referred to in the above mentioned reports.

7.2 Property Geology

The oldest rocks outcropping on the property are andesitic volcanics of the Comondu Formation. They include sub-aerially erupted flows and coarse explosive breccias which grade into coeval epiclastic sediments to the west. The volcanics have been dated from 24 to 11 Ma. They are underlain by Cretaceous granodiorite (Schmidt, 1975).

The overlying Boleo Formation consists of five coarsening upward cycles of sedimentation numbered "4" at the base and "0" at the top. This interpretation is based on work by Curator from 1993 to 1997 and is different from that published by Wilson and Rocha (1955) who interpreted conglomerates, the coarsest units in the stratigraphy, to be the basal unit in each cycle.

The basal unit in the Boleo Formation is a 1 to 5 meter thick limestone unit. It contains cherty lenses and non-diagnostic fossil fragments. It's occurrence atop very steep paleo surfaces combined with banding parallel to its base and the cherty horizons suggests it is at least in part, a chemical sediment.

Overlying the limestone or laying directly on Comondu over parts of the district particularly over much of the coastal area is an extensive gypsum deposit up to 80 meters thick. Although a few dome or mound structures have been noted, the gypsum unit is characteristically flat to shallow dipping exhibiting laminated to massive and even brecciated textures. Intraformational carbonate beds are rare.

On top of the gypsum/limestone beds is the cyclic succession of clastic beds that average 150 and range to 270 meters thick. Individual cycles range from 20 to 140 meters thick and consist of a basal mud and fine volcanic ash horizon (now altered to montmorillonite clay) that hosts the copper-cobalt-zinc mineralization (the manto). These are overlain by progressively coarser material of maroon coloured, tuffaceous claystone, siltstone, feldspathic sandstone, pebbly sandstone and eventually cobble to boulder orthoconglomerates.

Typically the earliest cycles (manto 4, then 3) are thickest with each successive cycle being thinner. The last cycle is thin and believed to be incomplete. All cycles thin over basement highs and wedge out toward the basin margins. The copper-cobalt-zinc-manganese stratiform deposits only occur within Boleo formation rocks.

Unconformably overlying the Boleo clastics are fossiliferous marine sandstones and conglomerates of the lower Pliocene (about 5.3 Ma.) Gloria formation (Bailes et al, 2001). These in turn are overlain by slight unconformity with a sequence of fossiliferous marine sandstones and conglomerates of the Infierno formation. Unconformably overlying these are fossiliferours sandstone and conglomerate of the Pleistocene, Santa Rosalia formation (Wilson and Rocha, 1955).

7.3 Structural Geology

The Boleo Formation rests on an irregular volcanic basement, with several distinct basement highs and intervening troughs. In places, these basement highs are so pronounced that they have

influences the deposition of the lower mantos, such that these pinch out against the volcanics and only the upper mantos are present. There is also a tendency for the sediments of each cycle to thin towards the high, giving a stratigraphic compression and thus less vertical separation of mantos.

Faulting is common throughout the district. The dominant faults are northwest to north-northwest striking and steeply dipping with normal movements. These faults have downthrows to both east and west, with more of the major faults downdropping to the west. This, coupled with the generally easterly dip of the mantos, yields a stepwise pattern of the present position of the mineralized beds. Many of the faults appear to be long-lived, probably with their first movements influencing the initial basin formation and with continuing movements throughout time to the present day. Vertical displacements can be as much as 50 to 200 metres maximum on the major faults, with much lesser movements toward the ends of these faults and on lesser structures throughout the district. Fault displacements will obviously be important in detailed mine planning; fortunately, in much of the district, the faults and their displacements are well documented in old mining records.

Major faults at Boleo are, in most cases, separated by several hundred, to in some cases, over a thousand metres. Lesser faults are common and more closely spaced. Faults displace mantos and as a consequence of their dip, may form "fault windows" in which the mantos are not present. Several drill holes did not encounter mantos at the expected depth and are interpreted as falling within fault windows; such areas have been excluded for the purposes of the resource/reserve calculations. An order of magnitude calculation suggests that the windows may represent only between 2 and 4% of the total area. Many of the major faults have zones a few metres to tens of metres wide in which the rocks, including the mineralized mantos, are highly disrupted.

There has also been some oblique strike-slip movement on many of the faults. The sense of this movement appears to be predominantly right lateral which would be expected given the spreading regime in the Gulf of California.

8.0 DEPOSIT TYPES

The Boleo District hosts a number of mineral deposit types that have the potential to be of sufficient size and grade to be economically mined and processed. The most important of these and the subject of this report are the manto hosted copper-cobalt-zinc deposits which occur in Boleo formation clastic sediments.

Another possible target are the extensive gypsum beds which occur over portions of the property, particularly north and east of Arroyo Saturno (Figure 6.0). It is believed they occur along the same stratigraphic position as those currently being mined immediately north of Boleo and 20 km southeast on San Marcos Island.

Additional possibilities include potential manganese deposits within Boleo formation rocks.

9.0 MINERALIZATION

Deposits of copper-cobalt-zinc mineralization in the Boleo District occur within widespread, stratiform clay-rich horizons or beds known as "mantos" (manto is a Spanish term used in mining parlance for a generally mineralised layer or stratum). Within Boleo formation stratigraphy there are up to eight mantos including two of very limited extent that occur as relatively flat to generally shallow dipping, stratabound and stratiform beds. These include, with increasing depth, manto 0, 1, 1B, 2, 3AA, 3A, 3 and 4. Generally ore grade material will only occur in one bed in a given area although there are a couple of exceptions. Historically the major producing manto has been number 3, which yielded approximately 83% of all production between 1886 and 1985 when the mine shut down. Most of the remaining production has come from manto 1 in the southeast portion of the Boleo area where manto 3 is absent. Both mantos have similar metal contents. A small amount of production has come from the widespread but generally thin manto 2 while an even smaller level of production has come from the relatively restricted manto 3A.
Based on previous studies and exploration work, the mantos which offer the most potential for hosting significant economic underground reserves are manto 1 in the southeast part of the Boleo district and manto 3 throughout the district. Manto 2 has potential to host small reserves in two restricted areas in the central and north part of the district. Mineralization in manto 3A, even where good grade, is considered to be too close to manto 3 (usually only 5 to 8 meters above manto 3 but in places they coalesce) to permit underground mining of both it and manto 3.

The mantos themselves tend to be clay rich (ash altered to montmorillonite) with laminated basal zones generally less than 1 meter thick overlain by intrabasin slump breccias up to 20 meters thick. Underlying lithologies vary from predominantly ortho-conglomerates in the heart of the Boleo basin to coarse sandstones typically containing pebbles of Comondu volcanics. The contact between the mantos and footwall rocks is sharp.

Overlying lithologies vary from fine to medium grained sandstones. The contact between them and the clay rich slump breccias is gradational.

Metals of interest in the mantos include copper, cobalt and zinc. Ore minerals include a fine grained, complex assemblage of primary sulphides including pyrite, chalcocite, chalcopyrite, bornite, carrolite, sphalerite and secondary minerals including malachite, azurite, boleite, pseudoboleite and cumengite. Mineralization is generally finely disseminated over intervals up to 20 meters thick in the slump breccias. The richest material typically occurs in the laminated basal section of the manto which historically (1886 to 1953) averaged about 80 cm grading 4.76% Cu. Cut-off grade for the smelter was reportedly above 3% Cu meaning a large tonnage of "low grade" material was left behind (Bailes et al, 2001). In fact, the historic mining methods employed concentrated on removing the basal part of the manto, extracting the 80 cm thick copper rich zone and then back-filling the stope with the low grade material (often 2%-3% Cu plus Co and Zn credits) referred to as "retaque". Cobalt and zinc were not recovered.

In a general sense each manto has distinctive characteristics, especially with regard to copper-cobalt ratios and relative concentrations of zinc, manganese and carbonates. Zoning of the principal economic metals occurs both vertically and laterally. Within individual mantos, copper is enriched at the base, zinc towards the top and cobalt is more or less evenly distributed. Stratigraphically,

vertical zoning shows a trend of zinc enrichment from the lowest manto (#4) to the uppermost mantos. Lateral variations indicate the central core of the Boleo subbasin is copper rich flanked by a zinc rich marginal zone. Cobalt is variable and shows no clear correlation with copper or zinc.

Individual mantos and their enclosing strata are "time transgressive", in that they are progressively younger toward the present Gulf of California. One very distinctive unit, the "Cinta Colorada" or "red ribbon" is a layer of reddish andesitic-basaltic tuff up to two metres thick. This is interpreted as the product of a single explosive volcanic event, which probably blanketed the entire region. The Cinta Colorada represents a true "time horizon", and can be seen to transgress stratigraphy, in some places lying within the #2 conglomerate (below the #2 manto - See Section 6.3.3) and elsewhere in the underlying #3 clastic succession. Thus it demonstrates the time transgressive nature of the enclosing stratigraphic units.

Individual mantos have great lateral continuity and relatively consistent thicknesses. In general, the mantos are intricate, the stratigraphically higher ones lying to the south and east, overlapping those below. In the principal areas of interest, the lowest manto (#4) lies at the base of the Boleo Formation, directly on the Comondú Formation. Manto #3 is widespread and thick, accounting for the bulk of the mineral resources and mining reserves. Mantos #3A and #3AA are less continuous and thinner, lying higher in the succession. In some places, especially in the Saturno-Jalisco area, #3A merges with #3. Manto #2 is stratigraphically very continuous but because of its higher stratigraphic position, it is more commonly eroded.

Manto #1 makes up the bulk of the mineral resource in the southeast portion of the Boleo property, where the lower mantos (#3 and #4) were for the most part not deposited. The beds dip to the southeast and as a consequence, Manto #1 lies deeply buried in this area. To the northwest, Manto #1 overlies the well-mineralized portion of Manto #3 (and in many places, #3A, #3AA and #2).

10.0 EXPLORATION

Since acquiring control of the Boleo project in 2001, Mintec has not carried out any field exploration work. Rather they have concentrated on carrying out a complete geological, mining and processing review of the Boleo Property. This includes an independent review of the open pit copper-cobalt-zinc reserves, the determination of underground resources as calculated in this report, an in-depth review of alternate flowsheets for the processing of ore from the Boleo Property and an investigation into alternative mining methods, in particular the potential to use underground mining techniques to extract part of the mineable resources. This review resulted in a new pre-feasibility study being issued by Batemen Engineering Pty Limited, of Perth, Western Australia in February 2002 (the "Bateman Study"), which focused principally on a new metallurgical flow sheet for the processing of ore from the Boleo Property.

Aside from the studies mentioned above, the only other exploration work carried out by Mintec was the re-assaying of 446 sections of drill core for gallium, indium and germanium. Although very preliminary in nature, testing to date suggests these elements occur in minor amounts with the copper-cobalt-mineralization and could be recovered with some additions/modifications to the planned flow-sheet. At this stage it appears all three metals would be recovered with a single process.

Further testing will be required but given the high-unit value of these elements, the potential to add value to material mined is excellent.
All historical work including that carried out by Curator in conjunction with Mintec prior to its re-organization is documented in section 6.0 under History.

11.0 DRILLING

11.1 General

To date Mintec has not carried out any drilling on the property. However as a result of this report and study, it is expected that drill programs will be conducted and as part of a feasibility study, will bring certain resources into the "*indicated*" and "*measured*" categories while up-grading other resources into the *"proven" and "probable"* reserve categories. Exploration drilling to identify further resources is also expected.

11.2 Historical

The oldest recorded drilling program was carried out between 1927 and 1940 when 10,237 meters were drilled in 46 vertical churn holes (Wilson and Rocha, 1955). Most of these holes were drilled in the southeast portion of the property to explore for manto 1 in the Rancheria, San Luciano, Montado areas. The location of these holes is on Figure 6.0.

Further diamond drilling was carried during the latter years of mining operations when Fomento Minera was looking for high-grade reserves to exploit. Records of this drilling were either never kept or have been lost or destroyed and it is only by talking with those who carried out the actual work that this knowledge is available.

By far the most extensive drilling program ever conducted in the Boleo District was that of International Curator Resources Ltd. between 1993 and 1997 (*data from this drilling was used to calculate underground resources in this report).* All exploration diamond drilling was completed using skid mounted Longyear 38 drill rigs moved with logging skidders. Core size was HQ (63.5 mm dia.), reduced to NQ (47.6 mm dia.) when necessary because of drilling problems. In areas where considerable thickness of overlying barren stratigraphy (Gloria, Infierno, Santa Rosalia formations) was expected, the upper portion of the hole was triconed before coring was begun near the target horizon. Core recovery was, for the most part, very good to excellent.

Fresh water for drilling was supplied from a number of different sites including old mine shafts and then hauled to the drill sites by water trucks. Portable sumps or tanks were used for water storage at each site.

Large diameter (6 inch) drilling for metallurgical samples was carried out by a truck mounted drill rig.

12.0 SAMPLING METHOD AND APPROACH

12.1 Drill Core

Sampling procedures adopted by Curator to handle drill core included transporting core from the drill site by either helpers or geologists to company warehouses in Santa Rosalia where the boxes were labelled and core recoveries calculated. The core was then logged by a company geologist who simultaneously marked out all sample intervals. Core was split with a mechanical splitter (or a knife in poorly consolidated material) by a trained local helper. Samples were put into plastic bags, labelled then put into flour sacks for shipping to Guaymas. The remaining split core was racked in secure warehouses. Core boxes containing unsampled material were stored in the Apolo adit (a large, secure underground opening northwest of the town).

Core samples were sent by ferry to Guaymas where they were picked up by laboratory personnel and taken to laboratories in Hermosillo, Sonora for drying, crushing and pulverizing. In the early years samples were also assayed in Hermosillo. From 1997 onward, sample pulps were forwarded to Canada for assay *(see section 13.2)*. The reject and remaining pulp material were returned to Santa Rosalia where they are securely and systematically stored in Mintec warehouses.

As part of the core logging process, each geologist prepared a summary log and computer code log for each hole to facilitate data entry into databases created by the computer department. Assay results, which arrived from the laboratory in digital electronic form, were transferred directly to the computer database and subsequently entered manually into the drill and summary logs by the geologists. This provided a cross-check of the assay results with the expected results based on visual examination.

12.2 Bulk Sampling

Hand and excavator trenches dug to expose mantos for sampling were cleaned out and marked on surface in two metre (slope distance) intervals for mapping and sampling control. Geological intervals were marked out with red paint and channel sampled. Geology, sample numbers and lengths, trench azimuths, inclinations and slope lengths were recorded on a log for each trench. Trenches were mapped graphically at a scale of 1:100. Locations of trenches were calculated using tape and compass surveys from known points. Many of the trenches, although they provided useful geological and locational information, are not useable in lieu of drill holes because they failed to expose the entire manto including the footwall units. Results of trench sampling were detailed in a Curator report , dated April 6, 1997.

Old mine dumps were sampled in order to arrive at an estimate of the tonnage and grade of easily obtainable material to be used as initial plant feed. Dumps were mapped by chain and compass at a scale of 1:500, with detailed grid control established for each dump. A total of 3,460 samples were collected from 88 dumps. Dump sampling was by a variety of methods. Initial channel samples were taken from hand-dug troughs 40 to 60 centimetres deep and 50 to 60 centimetres wide on the inclined sides of dumps. Samples were taken over two metre intervals in the troughs. The troughs were also logged geologically. A second phase of sampling on more promising dumps consisted of hand and backhoe pits on the level portions of the dumps. Where possible, distinct "stratigraphic" units were samples. In some cases, the pits did not reach the base of the dump.

12.3 Water Contents, Specific Gravities and In-situ Bulk Density Determinations

Water content of the Boleo mantos is unusually high and has caused a number of computational problems. In-situ free water contents can range from 5% up to 30 percent (approximately 25% is

typical of the mantos; see Table 12.3). Most of the water is absorbed between the silicate layers of the clay mineral, causing expansion of the clay.
All assays determined during the Curator program were calculated on a dry weight basis, following sample drying at over 100° C. The hygroscopic nature of the material, especially the more clay-rich portions, is so pronounced that the water up-take from the atmosphere can be seen on the balance as samples are being weighed.

For the purposes of resource and reserve calculations, a global in-situ dry bulk density of 1.41 tonnes per cubic metre has been used for manto material, based on an average calculated from 995 wet density measurements and the corresponding analysed water contents of the samples (see Table 12.3). Curator's density measurements were by one of two methods. Initially, a volume : mass method was used. This was subsequently replaced by a water immersion method. Duplicate sampling showed that there was no statistically significant difference between the results obtained by the two methods.

Table 12.3 International Curator Determined Density Measurements for Mineralized Mantos of the Boleo District

Manto	Wet Density	No. Samples	Water (%)	Calc. Dry Dens.	No. of Calcs.
#0	1.84	53	26.75	1.36	53
#1A	1.90	2	25.53	1.41	2
#1	1.88	86	26.15	1.40	86
#2A	1.86	11	26.86	1.36	11
#2	1.87	136	26.93	1.38	136
#3AA	1.88	9	26.89	1.38	9
#3A	1.90	133	26.15	1.41	128
#3	1.89	543	25.71	1.41	489
#4A	1.93	3	25.48	1.44	3
#4	1.91	78	24.19	1.46	78
avg.	1.89	1054	25.93	1.41	995

Note: All calculations were performed on un-rounded data by engineer, Francisco Cafaggi F. Only samples with known water contents are included in n Table 12.3.

13.0 SAMPLE PREPARATION, ANALYSIS AND SECURITY

13.1 Sample Preparation

Due to the high water content, all drill core was kept in plastic core boxes and every effort was made to ensure a lid was firmly attached to minimize sample drying in the hot, dry desert conditions. As soon as possible, the core was logged and split and samples were collected in heavy duty plastic sample bags secured with wire ties. When required, samples were double bagged. Approximately 5

to 7 samples were put in flour sacks which were shipped to Guyamas, Sonora via ferry twice a week. For the first few years, the samples were picked up by a representative of SGS-XRAL Laboratory and taken to Hermosillo where they were dried, crushed, pulverized and then assayed. Following a re-evaluation of the analytical process and change in laboratories in 1997, the samples were picked up in Guaymas by representatives of Chemex who dried, crushed and pulverized the sample in Hermosillo but sent a pulp to Vancouver for assay.

13.2 Analysis

13.2.1 General: Owing to the complex assemblage of sulphide, mixed and oxide material, coupled with the fine clays, the hygroscopic nature of much of the material and its highly variable manganese oxide content, analysis of Boleo mineralization presented many problems.

Early assay work by SGS-XRAL Laboratories in Hermosillo, Sonora (SGS-Hermosillo), was carried out using a perchloric acid digestion technique. Check assaying by Bondar-Clegg in Vancouver, British Columbia determined copper assay results were erratic and cobalt grades were being understated by nearly 15% on average.

As a result of the assay discrepanciess and doubts on the validity of the overall assay database, Curator re-assayed essentially all of the mineralized intercepts obtained prior to the Spring, 1997 drill campaign or about 6,800 samples.

13.2.2 Analytical Procedure: After a considerable amount of test work, a total digestion technique involving four acids (nitric, hydrochloric, perchloric and hydrofluoric) was chosen as most appropriate for the entire range of mineralogical types, metals and grade ranges. This technique is aggressive enough to liberate essentially all of the pertinent elements, including copper, cobalt, zinc and manganese.

13.2.3 Analytical Laboratories: Based on their demonstrated performance in the overall analyses of the standards (see Section 14.0 below), on cost considerations and on the fact that they had a preparation facility in Hermosillo to facilitate sample shipment, Chemex Labs Ltd. (Chemex) of North Vancouver were chosen as the lead laboratory for the re-assay program. The second choice, Mineral Environments Laboratories (Min-En) of Vancouver were chosen to assay duplicate pulps as a check on the Chemex results. As a result, all re-assaying as well as all subsequent analytical work was carried out using Chemex and Min-En.

13.3 Security

All samples, whether drill core or trench samples were stored, prior to shipping, in one of 3 locked warehouses in Santa Rosalia. When shipped, the samples were taken to the ferry by company personnel where they were put on the ferry and shipped across the Gulf of California to Guaymas. There representatives of the laboratory picked the samples up and delivered them directly to the laboratory in Hermosillo.

14.0 DATA VERIFICATION

The exploration assay data base at Boleo has been subjected to a rigorous quality control (QC) procedure, to ensure assay accuracy and define the precision of the results.

14.1 Accuracy

All assays for the re-assay program and subsequent drilling have been controlled by the use of three dedicated standards (in addition to laboratory standards), prepared from Boleo material and inserted in rotation at every twentieth position in the sample stream. Boleo assay standards were prepared by CDN Resource Laboratories (CDN) of Burnaby, British Columbia and subjected to multiple round-robin analyses by six different laboratories to establish confidence limits for copper, cobalt, zinc, manganese and iron. In some cases, results were used from only five laboratories.

The controlling factor used in preparing the composites for assay standards was copper grade. The three standards produced have copper grades near the probable copper cut-off (about 0.51 percent for an open-pit operation), near the mean grade (about 1.12 percent determined for an open pit mine) and near the upper limit of expected values (just over 7.41 percent). Corresponding cobalt grades are appropriate, but unfortunately, zinc grades of all three standards are low, so more reliance must be placed on laboratory standards.

Monitoring of the standards assays indicated all assay reports returned acceptable results from the point of view of the standard assays falling within the acceptable limits. This observation is supported by the fact that the pulp duplicates analysed at the check laboratory agree within acceptable limits with the original assays.

14.2 Precision

Precision levels were calculated for pulps during the re-assay program to test the precision of the analytical procedure. For systematic re-assays of pulp samples, the calculated overall precision values for copper, cobalt and zinc at values above what might reasonable be regarded as "cut-off" values are in all cases less than 5 percent (relative variation). The results were excellent (private International Curator report by Peatfield and Smee, 1997).

Precision levels were also calculated for a sub-set of reject duplicates to monitor the effects of sample preparation. The results showed only slight differences from those calculated for the pulp duplicates. In the case of zinc, the values were essentially the same. This indicates that there is little uncertainty introduced by the process of preparing pulps from rejects.

In the case of core duplicates, the initial sub-set results gave precision values that were acceptable but uncomfortably high. There was also a tendency for the repeat assays (on average) to be lower than the originals by about 10%. This may be because the samples were taken at different times and were not part of the same sample shipment(s).

15.0 ADJACENT PROPERTIES

Not applicable.

16.0 MINERAL PROCESSSING AND METALLURGICAL TESTING

Metallurgical samples were derived from a variety of sources, including routine drill core sample reject material, dedicated metallurgical drill holes and bulk surface samples. Fifty-eight holes totalling 2,947 metres were drilled specifically to obtain material for metallurgical work. These included six, HQ (63.5 mm diameter) holes totalling 300 metres drilled in 1995, along with 53, six inch (15.2 cm diameter) holes totalling 2,647 metres drilled in 1995 and 1996.

In addition, two, 3-tonne samples (16 barrels each) were collected by Curator from bulldozer and mechanical excavator trenches in the Saturno area. These samples were shipped to Hazen Research in Denver, Colorado. A further two, 10-tonne samples were collected for grinding / scrubbing tests.

Characterization test work was undertaken on more than 250 assay composite pulps with samples carefully chosen by Curator geologists to represent typical ore types from all ore beds and all areas in the proposed, open pit mine plan.

Finally, fifteen drums and fifteen bags of material for co-mingling tests were collected using hand tools and a backhoe, under the supervision of a Knight Piésold LLC engineer in mid-1996. The samples were taken from hangingwall rocks above the #2, #3A and #3 mantos and sent to Hazen in Denver.

Since acquiring the Boleo project in 2001, Mintec has employed Bateman Engineering Pty. Ltd. of Australia to work on a new metallurgical flow sheet to treat Boleo mineralization. Although the results are preliminary in nature and have yet to be verified in a proper pilot test, the envisioned process is expected to involve an aggressive whole ore oxidation leach followed by a reduction leach in sulphuric acid where, typically, 93% of the copper and 87% of the cobalt is leached. Under these conditions, it is expected the minor metals including gallium, germanium and indium will also be leached and thereafter be a part of the standard Boleo process.

The process includes a counter current decantation (CCD) solid/liquid separation after the leach step and a neutralisation step before copper solvent extraction (SX). At this stage, correct conditioning of the clarified solutions will cause the minor metals to precipitate in a sludge. This sludge which is at a much reduced volume compared to the full process flow, would be re-leached and re-precipitated to create a concentrated form of these minor metals which can be taken off site for further purification and refining.

17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1 General

Historic (pre International Curator Resources) underground mining at Boleo is estimated to have extracted only 30 to 40% of the available resource. Typically in those areas where mining took place, only the highest copper grade material was extracted (> 4% Cu) and the workings were backfilled with the low-grade waste. Commonly this *"waste"* grades in the range of 2% to 3% copper plus cobalt and zinc credits.

The underground resources determined in this report include areas where historical mining took place as well as a substantial area where there has been very little or no previous mining.

17.2 Underground Resource Calculation by Adolfo Rodriguez, 2003

17.2.1 General Methodology: The resources calculated by Mr. Rodriguez and subsequently revised by the author are based entirely on the data assembled by International Curator between 1993 and 1997 including drill logs, assay data base and stratigraphic interpretation (Albinson, 2003). The vast majority of this data was generated from the close to 920 diamond drill holes Curator put down over the Boleo district but it also includes the results of approximately 20 additional test holes subsequently drilled by other companies who carried out their own test studies. Surficial mapping, particularly of faults and bed (manto) limits is based on work by Wilson and Rocha, (1955) and Curator.

The first step in the resource calculation undertaken by Rodriguez was to review each drill log and prepare a drill hole data base for underground resources by selecting the optimum width-grade interval, regardless of grade or interval thickness for mantos 1, 2 and 3. Interval lengths and weighted average grades for copper, cobalt, zinc and manganese were then calculated for each interval, first by calculator and then by computer using excel. In every case except where a void was present in the hole, the mineralized intercept was calculated from the footwall contact of the manto upward. In the few cases where voids were encountered, the weighted average grade of material with good metal values whether above or below the void but still in the manto was calculated, regardless of thickness.

In calculating grade, no distinction was made between pristine, undisturbed bedrock or intervals logged as "retaque" (backfill) material.

In a few holes, zinc and manganese values were missing for certain intervals. When calculating the weighted average grade, these intervals were assigned zero grade.

After compiling the drill hole data base, areas grading more then 1% copper over at least 1.80 meters were identified for mantos 1, 2 and 3 by plotting weighted average copper values for each hole on plan view maps. To be considered for inclusion in the resource calculation an area would require a minimum of 3 drill hole intercepts grading 1% copper or better over at least 1.80 meters. Drill holes with grades averaging less than 1% copper were included in the resource calculations only if they occur within the perimeter of a group of ore blocks.

Holes with intersections less than 1.80 meters thick were included if they encountered voids, the hole is situated within the perimeter of a group of ore blocks and the material encountered in the manto contains elevated copper values.

Upon identification of the potential underground resource areas, each drill hole intersection was verified on the east-west and north-south cross sections constructed by Curator to confirm the drill logs corresponded to the sections and geological interpretation.

When calculating resources no dilution factors were applied to the tonnage or grade.

17.2.2 Parameters and Criteria for Resource Calculation and Classification: When the resource determination was first undertaken it was assumed underground mining would be carried out with some type of continuous miner. The minimum mining width for this type of machinery, measured from the manto footwall contact is 1.80 meters. There was no restriction put on maximum mining widths.

Manto 3A was not included in resource calculations regardless of how far from the upper portion of Manto 3 it occurs.

Mineralization in footwall rocks, "*Falso Piso*" was not included regardless of grade.

Previous resource calculations were based on detailed drill hole spacing studies by Mintec Inc. of Tucson Arizona. These studies determined that any material or block lying within 100 meters of an assay composite could be classified as measured resource or proven reserves or put another way, a drill hole spacing of 200 meters. Material from 100 to 200 meters of an assay composite would be indicated resource or probable reserve while material more than 200 meters from an assay composite would be inferred resource or possible reserves. In this study, it was decided to simplify the resource classification because of the great variance in drill hole spacing to *"indicated"* resources where mineralized blocks are based on drill holes up to 350 meters apart while *"inferred"* resources are those where holes are more than 350 meters apart.

17.2.3 Block Grade and Tonnage Determination: Within the areas where clusters of drill holes yielded at least 1% copper over 1.80 meters, ore blocks were identified using a triangular method whereby blocks were defined by connecting 3 and occasionally 4 drill holes. This method as opposed to one which centers ore blocks around each drill hole, tends to average out highs and lows from the generally widespread drill holes and in effect acts as a crude "krigging" technique.

The areas for each block were calculated using a computer and autocad. Thickness was taken as the arithmetic average of the mineralized intervals from each hole within a block. Specific gravity is 1.41 tonnes/m^3 (see section 12.3). Tonnages were calculated using excel.

Block grades were determined by weight averaging the mineralized intercepts in holes used to define the block shape as well as any holes included within the block.

In a number of areas an additional area of influence was extended outside the perimeter of a contiguous group of ore blocks depending on the grade, interval thickness and distance to the surrounding holes. As these "*peripheral*" blocks tend to be defined by only two drill holes, the area of influence is restricted to 50 or 100 meters and in order to be conservative, is not applied to groups of ore blocks surrounded by low-grade holes.

17.2.4 Resource Determination: On the basis of the criteria described above, the combined *"measured and indicated"* underground resources, calculated by Rodriguez are approximately 27,762,000 tonnes grading 2.17% copper, 0.09% cobalt and 0.40% zinc (Albinson, 2003). All of these come from manto 2 and 3. A further "*inferred*" resource of about 15,252,500 tonnes grading

2.19% Cu, 0.12% Co and 0.67% Zn was outlined in manto 1 within the Rancheria and San-Luciano areas. A summary of the resources is shown in Table 17.2.4

Table 17.2.4 Underground Resources, Boleo District, Manto 1, 2 and 3 as Calculated by A. Rodriguez, 2003

Category	Manto	Thickness (m)	Tonnes	Cu (%)	Co (%)	Zn (%)
Indicated	2	2.06	1,247,108	2.662	0.066	0.791
	3	2.60	26,514,731	2.146	0.093	0.384
	Sub-total	**2.58**	**27,761,839**	**2.169**	**0.092**	**0.402**
Inferred	1	**2.67**	**15,252,484**	**2.192**	**0.122**	**0.665**

17.3 Examination and Review of Rodriguez's Underground Resource Determination

Owing to the vast amount of data and large number of mineralized drill hole intercepts, the review or cross-check of the underground resources concentrated on evaluating the criteria and procedures used in calculating the resources, carrying out random cross-checks on small groups of ore reserve blocks in three widely spaced areas in manto 3 and then at looking in detail at the inferred resources in the Rancheria area and the measured-indicated resources in Providencia-Purgatorio.

17.3.1 Methodology and Criteria Review: A review of the procedures and assumptions used by Rodriguez in calculating the resources indicate they are reasonable given the geological framework combined with the style and nature of mineralization at Boleo. In fact, in many cases the resource determinations can be considered to be conservative. Examples include the inclusion of holes with voids where only a narrow mineralized portion of the manto remains. The net effect of including these holes is to average downward the grade and thickness of an entire block. Another example is the conservative nature in which *"envelope"* blocks are restricted to areas where outside holes are relatively far apart and where the envelope is limited to 50 or 100 meter widths and not extended halfway to the next hole.

The criteria assumed by Rodriguez in determining resources is also acceptable with the exception of mining width. Since completing his study new information on underground mining machinery such as the ABM Continuous Miner has been obtained. It reveals that a maximum mining width for mining with a single pass of the machinery is a maximum of 4.50 meters. Minimum mining width remains at 1.80 meters.

Given the irregular but generally large distance of 100 to 300 meters between most drill holes, it is recommended the *"measured"* and *"indicated"* categories of resource classification as applied by Rodriguez be dropped and simply classify all resources as *"indicated"* as long as the blocks are defined by 3 or more drill holes averaging less than 300 meters apart. Where blocks are defined by holes averaging more than 300 meters apart such as manto 1 in the Rancheria and San Luciano areas, or where a block is based on 2 holes as in the case of peripheral or *"envelope"* blocks that are believed to exist outside of ore blocks defined by 3 or more holes, the resources should be re-classified as *"inferred"*. Lastly, resource blocks averaging less than 1.80 meters thick, usually as a result of one or more drill holes in the block intersecting a void, the resources should be re-classified as inferred to reflect the greater amount of uncertainty in their actual total tonnage and actual grade.

17.3.2 Block Grade and Tonnage Review: The first cross-check undertaken was to verify all resource blocks occur within the mapped manto limits. In the case of manto 1 and 2 no problems were detected however in the case of manto 3, ten blocks were found to have between 12% and 60% of their resources outside the manto limits. In each case the tonnage of the block was reduced by the appropriate amount.

The second cross-check was to re-examine in detail, the grade and tonnage determination for six blocks in the Soledad (212) area, four blocks in Saturno (207) and five blocks in the Dos de Abril (201) area, all in manto 3. The *"audit"* included verifying the holes used in calculations for each block, the length and grade of each mineralized drill hole intercept and the area of the block. During the course of these cross-checks a couple of small errors were noted including using an incorrect drill hole in one block and incorrect zinc assays in two other blocks. Overall the errors were minor and did not materially change the grade or tonnage of the blocks checked.

The most exhaustive portion of the review involved the re-interpretation and calculation of the Providencia-Purgatorio area (216-281, 220) mineralized blocks. First, each of the existing blocks was re-calculated verifying the correct drill holes, mineralized intercepts and grades were used in the initial calculations. As elsewhere, minor errors were noted but none that materially changed the tonnage or grade. Secondly, a review of surrounding drill holes suggested part of the area could be reinterpreted and as a result fourteen new mineralized blocks were added including eleven blocks at the south eastern end of the area and three in the extreme northwest between the Soledad (209) area and Providencia-Purgatorio. In addition, twelve new "peripheral or envelope" blocks were added and two of the original ones (D and E) were re-drawn to accommodate the new, modified interpretation. The areas of these new and modified blocks were measured in autocad.
As a final cross-check of Rodriguez's resource calculations, all blocks in the Rancheria area within manto 1 were examined and re-calculated. No discrepancies were noted.

When all cross-checking was completed, a review of all drill holes and mineralized intercepts used in Rodriguez's resource calculations was carried out. Holes with mineralized intercepts exceeding 4.5 meter lengths were re-calculated to 4.5 meter maximums using drill logs and assays to calculate the weighted averages. Holes with *"anomalous"* looking weighted averages were cross-referenced with drill logs and assays for verification. In a few instances differences between Rodriguez's database and drill logs were noted and the weighted averages were re-calculated. Finally, the grade and tonnage for all mineralized blocks that involved drill hole intercepts which were modified as a result of cross-checking were re-calculated by computer using excel (calculations are in Appendix A).

17.4 Revised Underground Resource Determination

Revised, indicated underground resources for the Boleo District rounded to two decimal places (as opposed to three by Rodriguez) and incorporating all the corrections to drill hole intercepts and block grades and tonnages are 23,626,949 tonnes grading 2.11% Cu, 0.09% Co and 0.42% Zn (Table 17.4; calculations for manto 2 are in Appendix B; manto 3 in Appendix C; combined in Appendix D). Of these about 96% occur within manto 3 (Figure 17.4.1). The remainder are in manto 2 (Figure 17.4.2). In addition, a further 21,369,480 tonnes of inferred underground resources

grading 2.25% Cu, 0.10% Co and 0.61 % Zn are identified in manto 1, 2 and 3 (calculations for manto 1 are in Appendix E; manto 2 in Appendix F; manto 3 in Appendix G; combined in Appendix H). Of these, approximately 71% (all the manto 1 resources) occur in the Rancheria and San Luciano areas situated southeast of Arroyo Providencia (Figure 17.4.1).

Table 17.4 Revised Underground Resources, Boleo District, Manto 1, 2 and 3.

Category	Manto	Thickness (m)	Tonnes	Cu %	Co %	Zn %
Indicated	2	2.09	850,612	2.58	0.07	0.77
	3	2.40	22,776,337	2.09	0.10	0.41
	Sub-total	**2.39**	**23,626,949**	**2.11**	**0.09**	**0.42**
Inferred	1	2.56	15,205,518	2.21	0.12	0.67
	2	1.97	396,655	2.84	0.07	0.85
	3	2.09	5,767,307	2.32	0.05	0.42
	Sub-total	**2.42**	**21,369,480**	**2.25**	**0.10**	**0.61**

Indications of higher-grade core zones exist in both the indicated and inferred resource categories. Within the Providencia-Purgatorio region of manto 3, including contiguous areas 209-210 in Soledad, a core area defined by mineralized blocks grading 2% copper or better has indicated resources of 6,918,208 tonnes grades 2.90% Cu, 0.07% Co and 0.37% Zn. Within the inferred resources of manto 1, a higher-grade core defined by the same 2% copper or better measures about 7,578,995 tonnes at 2.73% Cu, 0.12% Co and 0.58% Zn.

By comparison with Rodriguez's estimates (see Table 17.2.4), the revised indicated resources are 4,134,890 tonnes less. Copper grades are also slightly lower at 2.11% as opposed to Rodriguez's 2.169%. Cobalt grades are the same. Zinc grades are marginally higher at 0.42% as opposed to Rodriguez's 0.402%.

The reduction of indicated resources is a result of limiting mineralized drill hole intercepts used in resource calculations to 4.5 meter maximums and down grading the resource classification of many blocks to the inferred category owing to average block thickness being less than 1.80 meters. The difference in indicated resources would have been much greater had it not been for the new tonnage added in Providencia-Purgatorio as a result of reinterpreting part of manto 3.

The revised, inferred resources are 6,116,996 tonnes more in this report primarily as a result of re-classifying mineralized blocks down from the indicated category in mantos 2 and 3. Resources in manto 1 are similar in both Rodriguez's and this study.

17.5 Exploration Potential

17.5.1 Targets Within the Boleo Subbasin: Besides the underground resources already identified within the Boleo subbasin (Figures17.4.1 and 17.4.2) significant exploration potential exists to add at least another 4 - 6 million tonnes of resources at comparable grade by exploring outward from existing mineralized blocks in mantos 1 and 3. Note however, the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a mineral resource on the

property and that it is uncertain if further exploration will result in discovery of a mineral resource on the property.
The ten largest and most obvious of these exploration target areas are shown on Figure 17.4.1 and consist of zones where a single outlying drill hole *(from identified mineralized blocks)* contains indications of significant copper-cobalt-zinc mineralization but the adjacent holes do not or where the distance to the next drill holes (*from mineralized blocks*) is hundreds of meters away. In either case, the distance from blocks of indicated or inferred mineralization exceeds 100 meters, the limit applied in this study to calling *peripheral* blocks of mineralization, "inferred" resources. With future drill testing of these and other, similar areas, it is expected at least another 4 - 6 million tonnes of inferred resources could be added to the underground resources.

A summary of the ten targets within manto 1 and 3 of the Boleo subbasin which offer the most potential to being up-graded into the "inferred", underground resource category are listed in Table 17.5.1 Block grade calculations are in Appendix I.

Table 17.5.1 Exploration Targets Within Manto 1 and 3 of the Boleo Subbasin

Area	Thickness (m)*	Block Size length(m) - width(m)	Cu** (%)	Co** (%)	Zn** (%)
1 *Texcoco (212)* between areas 212 and 214	1.69	260 - 200	2.08	0.05	0.89
2 beside block 43	3.40	310 - 150	2.20	0.10	1.42
3 beside block 42	3.38	200 - 170	2.62	0.09	0.44
4 *Dos de Abril (201)* beside block E	2.38	210 - 180	2.10	0.09	0.55
5 *Prov-Purg* beside block MM	2.41	480 - 400	2.52	0.03	0.32
6 Beside block RR	3.30	400 - 350	2.13	0.05	0.48
7 *Rancheria* west of I-22	2.57	640 - 400	1.98	0.19	1.00
8 *Rancheria* southeast of I-23	2.81	720 - 390	1.46	0.10	0.90
9 *San Luciano* northeast of I-30	2.69	690 - 540	2.10	0.15	0.32
10 *San Luciano* northwest of I-30	2.96	540 - 500	1.64	0.28	0.62

Note: * estimated thickness is the arithmetic average of mineralized intervals in adjacent drill holes; see Appendix I*
*** estimated grades for Cu, Co and Zn are based on weighted averages from the adjacent drill holes; Appendix I*

In manto 2, potential exists to add resources from targets that are relatively copper poor but zinc rich. Generally these areas occupy the more marginal portions of the basin and although they were not considered for this study, if future metal prices deem it worthwhile, the cobalt-zinc grades may be sufficient to support a viable underground mining operation. Examples of the types of drill hole intersections that are not included in any resource blocks include DDH- 87b with 0.20% Cu, 0.164% Co and 2.41% Zn over 1.82 meters and DDH- 78 grading 0.38% Cu, 0.01% Co and 7% Zn over 4.30 meters.

17.5.2 Montado SW Basin: Besides the Boleo subbasin excellent exploration potential exists to identify significant underground resources within manto 1, 2 or 3 in the unexplored Montado SW basin.

i. Description: The Montado SW Basin is a separate subbasin that occurs inland from and parallel to the copper-cobalt-zinc-manganese deposits of the Boleo subbasin. It is separated from the Boleo basin by a basement barrier of Comondu volcanic hills Cerro Juanita and Cerro del Sombrero

Montado) that were likely islands during Boleo Formation depositional time (Figure 6.0). To the west, the basin is bounded by the Comondu volcanics escarpment.

ii. Previous Exploration Work: Historically, the only known exploration of the basin is limited to the sinking of two shafts and a single line of TEM geophysics (see Figure 6.0 for locations). The shafts of unkown age were both sunk along the southeastern flank of Cerro Juanita near what is believed to be the western edge of the basin in Arroyo Providencia (Wilson and Rocha, 1955). They include:

San Alfonso: 112.34 meters deep
De la Falla: 98.44 meters deep

In their report on the Boleo District, Wilson and Rocha (1955) state the shafts were sunk for exploration purposes "inland from mined areas" but although "ore beds were probably found, they were not considered exploitable". Wilson and Rocha provide no description of stratigraphy or mantos suggesting they did not enter the shafts nor were there detailed maps of the underground workings or assays. Both shafts are presently sloughed and access is impossible.

The only other exploration to occur over the Montado SW Basin took place in 1996 when Canmex Minerals Corp. completed a single line of a large, regional, transient electromagnetic (T.E.M.) survey over the basin (Swalan, 1998).

There has been no reported drill testing of the basin.

iii. Geology:

a): Stratigraphy: The Montado SW Basin lies beneath a relatively flat mesa located southwest of Cerro del Sombrero Montado and south and east of Arroyo Providencia. Geological mapping along the northern part of the basin in Arroyo Providencia and over the south and southeast parts of the basin in tributaries of arroyo Santa Agueda show the mesa is covered with 15-30 meters of Quaternary, marine terrace sediments underlain by 70 to possibly 105 meters of undifferentiated post-Boleo stratigraphy.

The only exposure of what is believed to be Boleo stratigraphy occurs along the flanks of an up-lifted block of basement, Comondu volcanics outcropping in arroyo Providencia near the western limits of the basin (see section G-Ǵ' in Wilson and Rocha, 1955). Here, well exposed conglomerate beds (possibly 1, 2 and 3) are overlain by barren sandstone exactly where a clay-rich manto would occur in the copper-rich Boleo subbasin to the east, suggesting the Montado SW Basin, or at least parts of it were deposited in a higher energy environment dominated by coarser clastic sedimentation (Bailes et al, 2001).

b): Structure: Separating the Boleo subbasin and its mineralized stratigraphy from the untested Montado SW basin is the northwest striking, southwest dipping Juanita (normal) fault which Wilson indicates has a displacement of approximately 60 meters (Figure 6.0).

A parallel, similar dipping fault but with undetermined displacement occurs along the west flank of Cerro del Sombrero Montado.

Both fault zones exhibit wall rock bleaching and discontinuous silica veining along with calcite and copper oxide mineralization. This is most pronounced along the Juanita fault zone wherebleaching occurs intermittently along strie for several hundred meters and veinlet and stockwork opaline silica with chrysocolla and sparse, oxidized cubic pyrite occurs in patchy intervals. Fluid inclusion work by Albinson (2003) indicates homogenization and final ice-melting temperatures of copperoxide bearing calcite veins in the fault zones are congruent with the generally assumed, low temperature of formation (Bailes et al, 2001) of the fluids responsible for the formation of Boleo mantos.

Although not definitive, the observations and data clearly support the hypothesis held by many workers that many of the faults in the Boleo district have been active during pre, syn and post Boleo mineralizing events and have acted as the feeder zones for Boleo mantos.

c): Mineralization: There is no known mineralization in the Montado SW basin. The only outcrops of Boleo stratigraphy occur along the western basin margin in the area of 400W-2700S (Figure 6.0). Although it is unclear exactly what portion of the Boleo stratigraphy outcrops, there are no indications of manto development or copper-cobalt-zinc mineralization.

Along the same basin margin, approximately 400 and 850 meters northwest, two shafts tested the Boleo stratigraphy and because no further work was carried out, it is assumed significant mineralization was not encountered. However, it is not clear if the shafts were both completed to manto 3 or were abandoned for some reason before reaching it. Nor is it clear if mineralization was encountered in mantos 1, 2 or 3 was further work suspended because average copper grade was only 2 % to 3%, low by historic standards but acceptable today when combined with cobalt and zinc credits and using automated underground mining methods.

The closest mineralization to the Montado SW basin is known to occur in International Curator's diamond drill hole 95-437 (Figure 17.5.2.1) collared in Arroyo Providencia (Figure 17.4.1), approximately 150 meters northeast of the Juanita fault. Collared below mantos 1 and 2, both which outcrop along either side of the arroyo, the drill hole intersected a weakly mineralized manto 3A and well mineralized manto 3, yielding 1.80 meters grading 2.72 %Cu, 0.04 %Co, 0.76 %Zn and 4.86 %Mn. The hole which is the last in the Boleo subbasin before crossing the Juanita fault into the Montado SW basin demonstrates mineralization in manto 3 mined from the Carmen orebodies a few hundred meters to the north does continue south at least intermittently, to at least this point and quite likely to the Juanita fault and beyond. However, in order to verify if mantos 1,2 or 3 do occur west of the Juanita fault and if so, are they mineralized as wide spread "blankets" or are they confined to smaller troughs and restricted subbasins somewhat like the Dos de Abril area will only be determined by drill testing.

d): Transient Electromagnetic Geophysical Survey: In 1996-1997, Canmex Minerals Corporation carried out a large regional Transient Electromagnetic (T.E.M.) survey principally south of Santa Rosalia to identify structural-stratigraphic environments similar to those in the Boleo copper district.

The rationale is that T.E.M. data would accurately reflect subsurface "stratigraphy because the high resistivity of Comondu basement lavas would contrast markedly with the low resistivity of the overlying sedimentary deposits, and in particular of the clay-rich Boleo formation which hosts the stratified copper deposits" (Albinson, 2003). As part of their survey, Canmex carried out test line

FIGURE 17.5.2.1

OVERSIZE MAP OMITTED

PLEASE SEE HARD COPY

9500N over the mesa between Cerro Juanita and Cerro del Sombrero Montado along a 2.3 km. line extending from an area northeast of the Carmen orebodies in the Boleo basin, southwest over the Juanita fault into the Montado SW basin (see Figure 17.4.1).
Profiles of the resistivity layering (Figure 17.5.2.2) along line 9500N show three layers: a highly resistive upper layer (Gloria and post-Boleo Formation sediments) thinning to the northeast; a layer of low resistivity material, 100 to 190 meters thick that represents Boleo Formation sediments and a high resistivity basal layer that reflects Comondu basement rocks.

The significance of this survey is that it strongly supports the existence of Boleo stratigrapghy (and the Montado SW basin) across the Juanita fault, at least 1200 meters southwest of the basin margin defined by outcrops in Arroyo Providencia and the San Alfonso and De la Falla shafts, it indicates the basin is gradually deepening to the south and southwest and it provides some indication on the depth to basement from the surface.

e): Interpretation: Definitive information on the economic potential of the Montado SW basin is inconclusive. The T.E.M. survey data certainly indicates a significant thickness of Boleo stratigraphy is likely present west of the Juanita fault but the survey does not provide any indication of the aerial extent. Wilson and Rocha (1955) hypothesized the basin is at least in the order of 2 km. northwest-southeast by 1.1 to 1.4 km. northeast-southwest (see sections G-G' and H-H' by Wilson and Rocha). Albinson (2003) on the other hand suggests the basin could be much larger and extend from Cerro del Sombrero Montado west to the faults along the Comondu escarpment, approximately 2 km. east of the town of Santa Agueda (see Figure 6.0). This would put the basin in the order of 3 km by 5 km.

The existence of mantos with copper-cobalt-zinc mineralization particularly over mineable widths and with sufficient grade to support underground mining is more problematic. Evidence from shafts and outcrops along the western edge of the basin is not encouraging but it is hardly sufficient to conclude the basin is without ore. For example it is unclear what part of Boleo stratigraphy actually outcrops in Arroyo Providencia. It may be that the exposures represent material on-lapping a basement high where basin conditions were not suitable for manto formation and metal deposition. A similar argument might also apply to the area of the two shafts which were sunk in the same general location along the basin west margin. In fact the shafts may well have intersected copper mineralization in the 2 %Cu to 3 %Cu range (plus cobalt and zinc credits) which was too low grade to be of interest during historic underground mining.

In order to systematically evaluate the Montado SW basin, initial exploration should consist of step-outs from the last known mineralization, which is in hole 95-437. Based on the geological interpretation through hole 437 by Curator, (Figure 17.5.2.1) along with modifications to other nearby geological sections based on T.E.M. survey data (Figures 17.5.2.3 and 17.5.2.4), a program of 6 holes is recommended as a first test of the basin. Two of the holes would test part of a 2200 meter long (northwest striking) by 200 to 350 meter wide corridor of footwall stratigraphy along the Juanita fault but southeast of drill hole 437. Three holes would test a portion of a 1950 meter long (northwest striking) by 400 to 1000 meter wide corridor of hangingwall stratigraphy along the Juanita fault within the Montado SW basin. The sixth hole would be a step-out into the basin from the holes paralleling the Juanita fault in the hangingwall. The proposed holes are plotted in plan view on Figure 17.4.1 and on cross section in Figures 17.5.2.3 and 17.5.2.4.

S20°W — N20°E

← main Gulf escarpment ~6 km to SW

Santa Rosalia ~2.5 km to NE →

MONTADO SW SUBBASIN

BOLEO SUBBASIN

Line 9500N - Present-day elevations of TEM layers



Stn ID (distance in metres)
Elevation (m)
Post Boleo
Boleo Formation
Comondu

Montado SW Basin: deeper to SW

Line 9500N - Depths of layers 4-7 adjusted using top of layer 4 as a horizontal datum



Depth (m)

Line 9500N - Depths of layers 5-7 adjusted using top of layer 5 as a horizontal datum



Depth (m)



Line 9500N

BOLEO SOUTH PROJECT Baja California Sur, Mexico		
TRANSIENT EM (TEM) SOUNDING SURVEY INVERTED GEOELECTRIC SECTIONS		
FRONTIER GEOSCIENCES INC.		
14 Jan 1998	Line 9500N	Plate 15.22

FIGURE 17.5.2.3

OVERSIZE MAP OMITTED

PLEASE SEE HARD COPY

FIGURE 17.5.2.4

OVERSIZE MAP OMITTED

PLEASE SEE HARD COPY

18.0 OTHER RELEVANT DATA AND INFORMATION

In conjunction with the determination of underground resources, David Parkes, P. Eng. (mining) was commissioned by Mintec to take a look at the potential of carrying out underground mining and determine whether it would be possible to carry out on a large enough scale to be economic. If his opinion was favorable he was to recommend what mining methods would likely work best, what equipment would be required and a program with a budget to test them out.

The opinions of Parkes are based on studies of underground mining he carried out for International Curator Resources on Boleo in 1993-1994 (before Curator decided to focus totally on open-pit mining) and over 40 years experience in the design and operation of numerous underground mines around the world. His report including qualifications and a budget for a recommended underground mining test are included in Appendix J.
In summary, after visiting old underground mines at Boleo, examining ground conditions and obtaining information on rock strength, old mining methods and evaluating roof support he believes modern, highly mechanized mining techniques can be used to efficiently mine the deposit, maximize grade and minimize environmental impact.

At this point his preference is for a flexible room and pillar mining method that would utilize a continuous miner combined with a mobile roof support system. Such mining methods, which allow for significant production from underground, are commonly practiced in South Africa and Australia.

To confirm operational parameters including an estimate on unit production as well as capital and operating costs for feasibility level work, test mining will be required. He recommends the test mine be carried out over a 6 month period and operate on a single shift per day only. To maximize the use of the data collected for incorporation into the mine and plant design as well as process development including pilot plant work, the test mine trial should be undertaken at the beginning of a feasibility study. The estimated cost of the underground mine test is between US $1.5 and US $1.8 million dollars.

19.0 INTERPRETATION AND CONCLUSIONS

Indicated, underground copper-cobalt-zinc resources in manto 2 and 3 of the Boleo subbasin are 23,627,000 tonnes grading 2.11% Cu, 0.09% Co and 0.42% Zn. These resources, which represent approximately 34% of the overall, open-pit resources scheduled for mining as per the Sept., 1997 pre-feasibility study prepared on Boleo by Flour Daniel for International Curator are over mineable mining widths of 1.80 to 4.50 meters.

A further 21,369,500 tonnes of inferred resources grading 2.25% Cu, 0.10% Co and 0.61% Zn occur in manto 1, 2 and 3. Of these, approximately 71% are from manto 1 in Rancheria and San Luciano, areas considered too deep for open pit mining in the flour Daniel study.

In calculating these resources, a cut-off grade of approximately 1% copper was used but not always rigorously applied as in the case of drill holes with voids. Dilution grade was not determined but a "ballpark" eyeball estimate is 0.3% to 0.5% copper. Cutting of individual high-grade assays is not considered necessary.
Based on the aerial extent of contiguous mineralized blocks, regardless of whether the resource has been classified as indicated or inferred, the "center of gravity" for the resources appears to be Arroyo Providencia (Figure 6.0). This is based on the approximately 15,205,500 of inferred tonnes grading 2.21% Cu, 0.12% Co and 0.67% Zn in manto 1 to the immediate southeast in the Rancheria and San Luciano areas and the 9,973,400 tonnes of indicated resources grading 2.50% Cu, 0.06% Co and 0.34% Zn plus 4,376,287 tonnes of inferred resources grading 2.35% Cu, 0.05% Co and 0.38% Zn in manto 3 to the immediate northwest.

Of importance from a mining perspective is the presence of slightly higher grade cores in both of these areas. To the southeast, higher grade inferred resources total 7,579,000 tonnes grading 2.73% Cu, 0.12% Co and 0.58% Zn. To the northwest, higher grade indicated resources total 6,918,200 tonnes at 2.82% Cu, 0.06% Co and 0.41% Zn while higher grade inferred blocks total 3,441,581 tonnes grading 2.73% Cu, 0.06% Co and 0.40% Zn.

Although more drilling will be required to prove up these resources, early indications suggest the area centred on Arroyo Providencia has potential to host sufficient resources to provide enough ore feed to keep a mill of 7000 tonnes a day operating for about 11 years with upwards of 60% coming from slightly higher grade blocks averaging 2.7% copper or better. This assessment of course is preliminary in nature as it includes inferred mineral resources that are too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized.

Accordingly the initial focus of future work should first concentrate on determining whether underground mining using a continuous miner can in fact extract the daily tonnage needed to make the project viable given the expected grades and thickness of the known mineralized zones. If the underground test is successful and automated mining appears workable, a program of in-fill drilling should be then be undertaken to verify the resource base and bring all mineralized blocks in these two areas into at least the indicated category. Blocks grading 2% Cu or better should then be brought up to the measured resource category. If the underground mining test does not work in this area, a reassessment of mining methods will need to be undertaken and the in-fill drilling program postponed for the time being.

In addition to the resources identified in this study, the potential to add a further 11 to 13 million tonnes to the resource base through further exploration is considered excellent. By far the biggest unknown is the unexplored Montado SW basin where potential to find 5-7 million tonnes within the footwall and hangingwall zones of the Juanita fault is considered good. In fact, if mineralization were to extend appreciable distances from that fault into the basin, or if the grade or thickness of the mineralized intervals were greater than those in the area of known resources, the focus of initial underground mining could quickly shift from Arroyo Providencia to the Montado SW basin depending upon expected costs and revenues. Accordingly, in conjunction with the underground mining test in the area of known resources, a modest exploration program which begins testing the Montado SW basin is recommended. It is important to note that depending upon a variety of variables including mineralized zone grade, thickness, depth and ground conditions, it is conceivable

that underground mining may be suitable for extracting material from the Montado SW basin yet not be practicable in areas of current known resources.

The second exploration target consists of ten discrete blocks adjacent to existing resources where further drilling has an excellent chance of expanding outward, the known zones of mineralization and adding as much as 6 million tonnes to the resource base. Exploration of these areas can be delayed until underground mining has been initiated.

To determine whether the underground resources can in fact be extracted in an efficient and practicable manner with automated mining equipment, the underground mining test proposed by D. Parkes, P. Eng. in his included report should be carried out as part of a pre-feasibility study. From a project perspective, the most pressing issues that need to be answered by the test are: a) can sufficient daily tonnage be extracted in a timely fashion. That is, what sort of daily throughput can be effectively achieved given the material must be mined, passed to ore cars, shuttled from the back of the continuous miner to an ore pass and then return back to the continuous miner for the next load; and b) what ground support, if any, will be required. With the mineralized zone making up the lower 1.8 to 4.5 meters of a clay zone that extends up to 20 meters thick, will ground support be required to facilitate mining.

Although the underground mining test will be carried out in an area where indicated and inferred resources exist, the actual site(s) will be decided upon by a mining engineer.

20.0 RECOMMENDED EXPLORATION PROGRAM AND BUDGET

To carry out the underground mining test proposed by D. Parkes, initiate exploration in the Montado SW basin and up-grade the classification of resources in manto 1 and 3 centered on Arroyo Providencia, a two Phase exploration program is recommended.

Phase I would focus on the underground mining test in manto 1 and 3 of the Rancheria and Providencia-Purgatorio areas and will be carried out under the guidance of a mining engineer experienced with continuous miners. The location of the test site(s) which remain to be determined, will address two principal issues: can sufficient tonnage be extracted in a timely fashion on a daily basis from known underground resources in mantos 1 and 3 and what ground support, if any, will be required to extract mineralization from these clay-rich mineralized beds.

Phase I would also include initial exploration work on the Montado SW basin. Six drill holes totaling 1520 meters are recommended. This work, which if successful, could identify mineralized beds that are higher grade and or thicker than those known in the main Boleo basin is recommended regardless of the outcome of the underground mining test.

Phase II is an in-fill drilling program which is recommended to reduce drill hole spacing in higher-grade blocks within the Rancheria and Providencia-Purgatorio areas. In the Rancheria area, 18 holes averaging 165 meters each for a total 2970 meters would reduce the drill hole spacing to about 300 meters. In Providencia-Purgatorio, part of the recommended drilling would reducing hole spacing in higher-grade areas and bring more of the resources into the indicated category. The other portion of the drilling would be infill in areas where holes are currently 250 to 700 meters apart. It is

expected 25 holes averaging 120 meters, or 3000 meters in total will be required. The Phase II program will be contingent upon successful results in the underground mine testing.

All proposed Phase I and II holes are plotted on Figure 17.4.1.
The underground mining test will require further assessment

The estimated budget for Phase I is as follows:

Underground mining test as per D. Parkes, P. Eng. Recommendations		$ 2,358,000
Exploration drilling, Montado SW basin 6 HQ holes, 1520 meters; including all associated costs		327,000
	Total Phase I	$ 2,685,000

Phase II budget: contingent upon successful underground mine test results

Drilling to upgrade underground resource categorization in manto 1 and ,3 Rancheria and Providencia-Purgatorio areas Includes 5970 meters of HQ core drilling, assays, water, road construction, Wages, travel and room and board.	$1,296,900

21.0 REFERENCES

Albinson, T., 2003. Economic Potential of the Montado SW Basin, Boleo District, Baja California Sur, Mexico. Unpublished company report for Minera y Metalurgica del Boleo, S.A. de C.V., Mexico, D.F., September, 2003.

Albinson, T., 2003. Underground Ore Reserve Calculation, Boleo District, Baja California Sur, Mexico. Unpublished company report by Minera y Metalurgica del Boleo, S.A. de C.V., Mexico, D.F., July, 2003

Bailes, R.J., Christoffersen, J.E., Escandon, F., and Peatfield, G.R. 2001. Sediment–Hosted Deposits Of the Boleo Copper-Cobalt-Zinc District, Baja California Sur, Mexico. *In* Society of Economic Geologists, SP8, 2001, p. 291-306

Sawlan, M.G., 1998. Transient Electromagnetic (TEM) Survey of the Boleo South Area, Santa Rosalia, Baja California Sur, Mexico: Targeting for Buried Boleo-Type Sediment Hosted Copper Deposits. Unpublished report for Canmex Minerals Corp.

Sawlan, M.G. and Smith, J.G., 1984. Petrologic Characteristics, Age and Tectonic Setting of Neogene Volcanic Rocks in Northern Baja California Sur, Mexico, *In* Frizzel, V.A., ed., Geology of the Baja California Peninsula: Society of Economic Paleontologists and Mineralogists, Pacific Section (Los Angeles), San Diego, California, April 18-21, 1984, Symposium Proceedings, p. 237-251.

Schmidt, E.K., 1975. Plate Tectonics, Volcanic Petrology and Ore Formation of the Santa Rosalia Area, Baja California, Mexico: Unpublished M.Sc. thesis, Tucson, University of Arizona, 191 p.

Stock, J.M. and Hodges, K.V. 1989. Pre-Pilocene Extension Around the Gulf of California and The Transfer of Baja California to the Pacific Plate: Tectonics, V. 8, p. 99-115.

Wilson, I.F., and Rocha, V.S., 1955. Geology and Mineral Deposits of the Boleo Copper District Baja California, Mexico: U.S. Geological Survey Professional Paper 273, 134 p.

Wilson, I.F., 1948. Buried Topography, Initial Structures and Sedimentation in Santa Rosalia Area, Baja California, Mexico: American Association of Petroleum Geologists Bulletin, V. 32, p. 1762-1807.

22.0 CERTIFICATE OF QUALIFIED PERSON

I, David Mehner, P. Geol. do hereby certify that:

1. I am a geological consultant with offices at 333 Scenic Drive, in the municipality of Coldstream, British Columbia, Canada. V1B-2X3

2. I graduated from the University of Manitoba with a Bachelor of Science Honors Degree in 1976 and a Master of Science Degree (Geology) in 1982.

3. I am a member of the association of Professional Engineers and Geoscientists of British Columbia and a Fellow of the Geological Association of Canada.

4. I have worked as a geologist for a total of 26 years since my graduation from university.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI-43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the preparation of all but sections 4.3 to 4.5 and 18.0 of the technical report titled *Underground Resource Calculation and Review, Boleo District, Santa Rosalia, Baja California Sur, Mexico* and dated November 27, 2003 (the "Technical Report") relating to the Boleo property. I visited the project on a semi-continuous basis from October, 1994 to December, 1997, spending in excess of 600 days on the property during that time.

7. I have had prior involvement with the property that is the subject of the Technical Report. The nature of my prior involvement is as assistant site manager and senior geologist responsible for coordinating all field activities and staff and supervising activities including geological mapping, core drilling, road construction, trenching and various metallurgical sampling programs. I was also part of the geological team responsible for constructing the approximately 100 cross-sections used to interpret the stratigraphy, ore bed geology and open-pittable resources.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.
9. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical report.

Dated this 20th Day of February, 2004.

____

David T. Mehner, P. Geol.

APPENDIX A

Block Grade Calculations for Revised or Corrected Blocks,

Manto 1 and 3

Boleo Project								
Arroyo Boleo (202-204) Area, Block Grade Calculations, Manto 3								
Block	**Drill Holes**	**Interval Length (m)**	**Cu %**	**Co %**	**Zn %**	**Length x Cu**	**Length x Co**	**Length x Zn**
1*	328	4.50	2.17	0.07	0.09	9.77	0.32	0.41
	443	2.59	1.75	0.11	0.28	4.53	0.28	0.73
	641	3.96	2.40	0.12	0.14	9.50	0.48	0.55
		11.05				23.80	1.08	1.68
weighted average		**3.68**	**2.15**	**0.10**	**0.15**			
32*	433	2.69	0.85	0.14	0.47	2.29	0.38	1.26
	618	4.50	2.67	0.16	0.40	12.02	0.72	1.80
	619	4.50	1.69	0.11	0.33	7.61	0.50	1.49
	839	2.58	1.55	0.22	0.58	4.00	0.57	1.50
	840	3.16	1.46	0.14	0.33	4.61	0.44	1.04
		17.43				30.52	2.60	7.09
weighted average		**3.49**	**1.75**	**0.15**	**0.41**			
33*	618	4.50	2.67	0.16	0.40	12.02	0.72	1.80
	631	1.80	1.04	0.07	0.28	1.87	0.13	0.50
	840	3.16	1.46	0.14	0.33	4.61	0.44	1.04
		9.46				18.50	1.29	3.35
weighted average		**3.15**	**1.96**	**0.14**	**0.35**			
34*	618	4.50	2.67	0.16	0.40	12.02	0.72	1.80
	619	4.50	1.69	0.11	0.33	7.61	0.50	1.49
	822	2.12	1.63	0.18	0.50	3.46	0.38	1.06
	839	2.58	1.55	0.22	0.58	4.00	0.57	1.50
		13.70				27.07	2.16	5.84
weighted average		**3.43**	**1.98**	**0.16**	**0.43**			
49*	230	1.80	1.76	0.15	0.20	3.17	0.27	0.36
	597	2.51	3.72	0.06	0.17	9.34	0.15	0.43
	607	4.50	1.76	0.14	0.18	7.92	0.63	0.81
	829	1.80	2.16	0.22	0.44	3.89	0.40	0.79
	830	2.98	1.94	0.13	0.38	5.78	0.39	1.13
		13.59				30.09	1.83	3.52
weighted average		**2.72**	**2.21**	**0.13**	**0.26**			
53*	235	1.80	0.06	0.05	0.67	0.11	0.09	1.21
	618	4.50	2.67	0.16	0.40	12.02	0.72	1.80
	821	1.80	1.58	0.14	0.42	2.84	0.25	0.76
	822	2.12	1.63	0.18	0.50	3.46	0.38	1.06
	846-B	1.80	0.91	0.11	0.36	1.64	0.20	0.65
		12.02				20.06	1.64	5.47
weighted average		**2.40**	**1.67**	**0.14**	**0.46**			
56*	618	4.50	2.67	0.16	0.40	12.02	0.72	1.80
	631	1.80	1.04	0.07	0.28	1.87	0.13	0.50
	846-B	1.80	0.91	0.11	0.36	1.64	0.20	0.65
		8.10				15.53	1.04	2.95
weighted average		**2.70**	**1.92**	**0.13**	**0.36**			
76*	619	4.50	1.69	0.11	0.33	7.61	0.50	1.49
	822	2.12	1.63	0.18	0.50	3.46	0.38	1.06

Arroyo Boleo (202-204) Area, Block Grade Calculations, Manto 3								
Block	**Drill Holes**	**Interval Length (m)**	**Cu %**	**Co %**	**Zn %**	**Length x Cu**	**Length x Co**	**Length x Zn**
	833	1.93	1.69	0.22	0.59	3.26	0.42	1.14
	837	2.75	1.75	0.23	0.37	4.81	0.63	1.02
	838	1.80	2.62	0.09	0.21	4.72	0.16	0.38
		13.10				23.85	2.10	5.08
weighted average		**2.62**	**1.82**	**0.16**	**0.39**			

D. Mehner Geological, Nov., 2003

Boleo Project

Dos de Abril (201) Area, Block Grade Calculations, Manto 3

Block	Drill Holes	Interval Length (m)	Cu %	Co %	Zn %	Length x Cu	Length x Co	Length x Zn
15*	400	3.56	1.57	0.12	0.52	5.59	0.43	1.85
	638	1.80	6.03	0.06	0.26	10.85	0.11	0.47
	642	2.46	0.61	0.08	0.19	1.50	0.20	0.47
	643	1.80	1.74	0.23	0.38	3.13	0.41	0.68
		9.62				21.08	1.15	3.47
	weighted average	**2.41**	**2.19**	**0.12**	**0.36**			
18*	386	4.50	2.79	0.04	0.38	12.56	0.18	1.71
	601	2.96	1.34	0.07	0.72	3.97	0.21	2.13
	778	4.34	1.96	0.20	0.40	8.51	0.87	1.74
		11.80				25.03	1.26	5.58
	weighted average	**3.93**	**2.12**	**0.11**	**0.47**			
19*	259	1.80	0.70	0.05	0.20	1.26	0.09	0.36
	386	4.50	2.79	0.04	0.38	12.56	0.18	1.71
	778	4.34	1.96	0.20	0.40	8.51	0.87	1.74
		10.64				22.32	1.14	3.81
	weighted average	**3.55**	**2.10**	**0.11**	**0.36**			
20*	259	1.80	0.70	0.05	0.20	1.26	0.09	0.36
	385-B	1.80	2.19	0.05	0.34	3.94	0.09	0.61
	386	4.50	2.79	0.04	0.38	12.56	0.18	1.71
		8.10				17.76	0.36	2.68
	weighted average	**2.70**	**2.19**	**0.04**	**0.33**			
37*	399	2.98	2.22	0.12	0.21	6.62	0.36	0.63
	772	4.50	1.37	0.11	0.42	6.17	0.50	1.89
	773	1.80	0.15	0.08	0.36	0.27	0.14	0.65
		9.28				13.05	1.00	3.16
	weighted average	**3.09**	**1.41**	**0.11**	**0.34**			
38*	772	4.50	1.37	0.11	0.42	6.17	0.50	1.89
	773	1.80	0.15	0.08	0.36	0.27	0.14	0.65
	774	3.91	3.01	0.05	0.47	11.77	0.20	1.84
		10.21				18.20	0.83	4.38
	weighted average	**3.40**	**1.78**	**0.08**	**0.43**			
C*	385-B	1.80	2.19	0.05	0.34	3.94	0.09	0.61
	386	4.50	2.79	0.04	0.38	12.56	0.18	1.71
		6.30				16.50	0.27	2.32
	weighted average	**3.15**	**2.62**	**0.04**	**0.37**			
D*	386	4.50	2.79	0.04	0.38	12.56	0.18	1.71
	601	2.96	1.34	0.07	0.72	3.97	0.21	2.13
		7.46				16.52	0.39	3.84
	weighted average	**3.73**	**2.21**	**0.05**	**0.51**			

Boleo Project								
Rancheria Area, Block Grade Calculations, Manto 1								
Block	**Drill Holes**	**Interval Length (m)**	**Cu %**	**Co %**	**Zn %**	**Length x Cu**	**Length x Co**	**Length x Zn**
I - 1	542	1.80	1.87	0.10	0.25	3.37	0.18	0.45
	459	3.32	1.47	0.07	0.52	4.88	0.23	1.73
	739	1.87	3.99	0.07	0.24	7.46	0.13	0.45
		6.99				15.71	0.54	2.63
weighted average		**2.33**	**2.25**	**0.08**	**0.38**			
I - 2	459	3.32	1.47	0.07	0.52	4.88	0.23	1.73
	541	4.41	2.37	0.01	0.38	10.45	0.04	1.68
	469	3.65	1.84	0.03	0.29	6.72	0.11	1.06
	739	1.87	3.99	0.07	0.24	7.46	0.13	0.45
		13.25				29.51	0.52	4.91
weighted average		**3.31**	**2.23**	**0.04**	**0.37**			
I - 3	542	1.80	1.87	0.10	0.25	3.37	0.18	0.45
	453	1.92	2.33	0.10	0.45	4.47	0.19	0.86
	739	1.87	3.99	0.07	0.24	7.46	0.13	0.45
		5.59				15.30	0.50	1.76
weighted average		**1.86**	**2.74**	**0.09**	**0.32**			
I - 4	469	3.65	1.84	0.03	0.29	6.72	0.11	1.06
	541	4.41	2.37	0.01	0.38	10.45	0.04	1.68
	43	2.83	1.96	0.07	0.33	5.55	0.20	0.93
	44	2.96	0.34	0.33	1.59	1.01	0.98	4.71
		13.85				23.72	1.33	8.37
weighted average		**3.46**	**1.71**	**0.10**	**0.60**			
I - 5	469	3.65	1.84	0.03	0.29	6.72	0.11	1.06
	43	2.83	1.96	0.07	0.33	5.55	0.20	0.93
	739	1.87	3.99	0.07	0.24	7.46	0.13	0.45
		8.35				19.72	0.44	2.44
weighted average		**2.78**	**2.36**	**0.05**	**0.29**			
I - 6	739	1.87	3.99	0.07	0.24	7.46	0.13	0.45
	45	1.98	2.00	0.06	0.32	3.96	0.12	0.63
	43	2.83	1.96	0.07	0.33	5.55	0.20	0.93
		6.68				16.97	0.45	2.02
weighted average		**2.23**	**2.54**	**0.07**	**0.30**			
I - 7	453	1.92	2.33	0.10	0.45	4.47	0.19	0.86
	45	1.98	2.00	0.06	0.32	3.96	0.12	0.63
	739	1.87	3.99	0.07	0.24	7.46	0.13	0.45
		5.77				15.89	0.44	1.95
weighted average		**1.92**	**2.75**	**0.08**	**0.34**			
I - 8	44	2.96	0.34	0.33	1.59	1.01	0.98	4.71
	404	1.80	2.90	0.11	0.34	5.22	0.20	0.61
	43	2.83	1.96	0.07	0.33	5.55	0.20	0.93
		7.59				11.77	1.37	6.25
weighted average		**2.53**	**1.55**	**0.18**	**0.82**			
I - 9	43	2.83	1.96	0.07	0.33	5.55	0.20	0.93

Rancheria Area, Block Grade Calculations, Manto 1								
Block	**Drill Holes**	**Interval Length (m)**	**Cu %**	**Co %**	**Zn %**	**Length x Cu**	**Length x Co**	**Length x Zn**
	404	1.80	2.90	0.11	0.34	5.22	0.20	0.61
	467	2.31	1.36	0.07	0.83	3.14	0.16	1.92
		6.94				13.91	0.56	3.46
weighted average		**2.31**	**2.00**	**0.08**	**0.50**			
I - 10	45	1.98	2.00	0.06	0.32	3.96	0.12	0.63
	43	2.83	1.96	0.07	0.33	5.55	0.20	0.93
	467	2.31	1.36	0.07	0.83	3.14	0.16	1.92
		7.12				12.65	0.48	3.48
weighted average		**2.37**	**1.78**	**0.07**	**0.49**			
I -11	467	2.31	1.36	0.07	0.83	3.14	0.16	1.92
	45	1.98	2.00	0.06	0.32	3.96	0.12	0.63
	745	1.89	1.34	0.14	1.35	2.53	0.26	2.55
		6.18				9.63	0.55	5.10
weighted average		**2.06**	**1.56**	**0.09**	**0.83**			
I - 12	44	2.96	0.34	0.33	1.59	1.01	0.98	4.71
	404	1.80	2.90	0.11	0.34	5.22	0.20	0.61
	465	2.66	4.08	0.14	0.62	10.85	0.37	1.65
		7.42				17.08	1.55	6.97
weighted average		**2.47**	**2.30**	**0.21**	**0.94**			
I - 13	404	1.80	2.90	0.11	0.34	5.22	0.20	0.61
	466	3.25	5.29	0.04	0.74	17.19	0.13	2.41
	465	2.66	4.08	0.14	0.62	10.85	0.37	1.65
		7.71				33.27	0.70	4.67
weighted average		**2.57**	**4.31**	**0.09**	**0.61**			
I - 14	404	1.80	2.90	0.11	0.34	5.22	0.20	0.61
	466	3.25	5.29	0.04	0.74	17.19	0.13	2.41
	467	2.31	1.36	0.07	0.83	3.14	0.16	1.92
		7.36				25.55	0.49	4.93
weighted average		**2.45**	**3.47**	**0.07**	**0.67**			
I - 15	466	3.25	5.29	0.04	0.74	17.19	0.13	2.41
	465	2.66	4.08	0.14	0.62	10.85	0.37	1.65
	461	2.00	1.28	0.15	1.00	2.56	0.30	2.00
		7.91				30.61	0.80	6.05
weighted average		**2.64**	**3.87**	**0.10**	**0.77**			
I - 16	466	3.25	5.29	0.04	0.74	17.19	0.13	2.41
	461	2.00	1.28	0.15	1.00	2.56	0.30	2.00
	462	2.62	1.95	0.15	1.44	5.11	0.39	3.77
		7.87				24.86	0.82	8.18
weighted average		**2.62**	**3.16**	**0.10**	**1.04**			
I - 17	466	3.25	5.29	0.04	0.74	17.19	0.13	2.41
	467	2.31	1.36	0.07	0.83	3.14	0.16	1.92
	462	2.62	1.95	0.15	1.44	5.11	0.39	3.77
		8.18				25.44	0.68	8.10
weighted average		**2.73**	**3.11**	**0.08**	**0.99**			

D. Mehner Geological, Nov., 2003

Rancheria Area, Block Grade Calculations, Manto 1								
Block	**Drill Holes**	**Interval Length (m)**	**Cu %**	**Co %**	**Zn %**	**Length x Cu**	**Length x Co**	**Length x Zn**
I - 18	467	2.31	1.36	0.07	0.83	3.14	0.16	1.92
	745	1.89	1.34	0.14	1.35	2.53	0.26	2.55
	462	2.62	1.95	0.15	1.44	5.11	0.39	3.77
		6.82				10.78	0.82	8.24
weighted average		**2.27**	**1.58**	**0.12**	**1.21**			
I - 19	459	3.32	1.47	0.07	0.52	4.88	0.23	1.73
	542	1.80	1.87	0.10	0.25	3.37	0.18	0.45
	453	1.92	2.33	0.10	0.45	4.47	0.19	0.86
		7.04				12.72	0.60	3.04
weighted average		**2.35**	**1.81**	**0.09**	**0.43**			
I - 20	541	4.41	2.37	0.01	0.38	10.45	0.04	1.68
	459	3.32	1.47	0.07	0.52	4.88	0.23	1.73
		7.73				15.33	0.28	3.40
weighted average		**3.87**	**1.98**	**0.04**	**0.44**			
I - 21	541	4.41	2.37	0.01	0.38	10.45	0.04	1.68
	44	2.96	0.34	0.33	1.59	1.01	0.98	4.71
		7.37				11.46	1.02	6.38
weighted average		**3.69**	**1.55**	**0.14**	**0.87**			
I - 22	44	2.96	0.34	0.33	1.59	1.01	0.98	4.71
	465	2.66	4.08	0.14	0.62	10.85	0.37	1.65
	461	2.00	1.28	0.15	1.00	2.56	0.30	2.00
		7.62				14.42	1.65	8.36
weighted average		**2.54**	**1.89**	**0.22**	**1.10**			
I - 23	461	2.00	1.28	0.15	1.00	2.56	0.30	2.00
	462	2.62	1.95	0.15	1.44	5.11	0.39	3.77
	745	1.89	1.34	0.14	1.35	2.53	0.26	2.55
		6.51				10.20	0.96	8.32
weighted average		**2.17**	**1.57**	**0.15**	**1.28**			
I - 24	745	1.89	1.34	0.14	1.35	2.53	0.26	2.55
	45	1.98	2.00	0.06	0.32	3.96	0.12	0.63
	453	1.92	2.33	0.10	0.45	4.47	0.19	0.86
		5.79				10.97	0.58	4.05
weighted average		**1.93**	**1.89**	**0.10**	**0.70**			
I - 25	451	1.80	1.29	0.18	1.26	2.32	0.32	2.27
	452	2.12	0.94	0.12	0.67	1.99	0.25	1.42
	39	2.02	0.95	0.11	1.24	1.92	0.22	2.50
		5.94				6.23	0.80	6.19
weighted average		**1.98**	**1.05**	**0.13**	**1.04**			

Boleo Project								
Purgatorio-Providencia Block Grade Calculations, Manto 3								
Block	**Drill Holes**	**Interval Length (m)**	**Cu %**	**Co %**	**Zn %**	**Length x Cu**	**Length x Co**	**Length x Zn**
1	143	1.80	1.43	0.03	0.18	2.57	0.05	0.32
	54	1.80	3.54	0.07	0.26	6.37	0.13	0.47
	52	4.50	1.76	0.05	0.22	7.92	0.23	0.99
		8.10				16.87	0.41	1.78
	average	**2.70**	**2.08**	**0.05**	**0.22**			
2	274	1.80	1.39	0.02	0.23	2.50	0.04	0.41
	52	4.50	1.76	0.05	0.22	7.92	0.23	0.99
	143	1.80	1.43	0.03	0.18	2.57	0.05	0.32
		8.10				13.00	0.32	1.73
	average	**2.70**	**1.60**	**0.04**	**0.21**			
3	52	4.50	1.76	0.05	0.22	7.92	0.23	0.99
	285	3.15	1.63	0.05	0.24	5.13	0.16	0.76
	54	1.80	3.54	0.07	0.26	6.37	0.13	0.47
		9.45				19.43	0.51	2.21
	average	**3.15**	**2.06**	**0.05**	**0.23**			
4	285	3.15	1.63	0.05	0.24	5.13	0.16	0.76
	54	1.80	3.54	0.07	0.26	6.37	0.13	0.47
	290	1.80	3.41	0.10	0.50	6.14	0.18	0.90
		6.75				17.64	0.46	2.12
	average	**2.25**	**2.61**	**0.07**	**0.31**			
5	286	1.80	1.56	0.08	0.41	2.81	0.14	0.74
	285	3.15	1.63	0.05	0.24	5.13	0.16	0.76
	290	1.80	3.41	0.10	0.50	6.14	0.18	0.90
		6.75				14.08	0.48	2.39
	average	**2.25**	**2.09**	**0.07**	**0.35**			
6	286	1.80	1.56	0.08	0.41	2.81	0.14	0.74
	290	1.80	3.41	0.10	0.50	6.14	0.18	0.90
	291	0.57	2.03	0.07	0.43	1.16	0.04	0.25
		4.17				10.10	0.36	1.88
	average	**1.39**	**2.42**	**0.09**	**0.45**			
7	285	3.15	1.63	0.05	0.24	5.13	0.16	0.76
	286	1.80	1.56	0.08	0.41	2.81	0.14	0.74
	53	2.49	1.37	0.07	0.73	3.41	0.17	1.82
		7.44				11.35	0.48	3.31
	average	**2.48**	**1.53**	**0.06**	**0.45**			
8	53	2.49	1.37	0.07	0.73	3.41	0.17	1.82
	285	3.15	1.63	0.05	0.24	5.13	0.16	0.76
	52	4.50	1.76	0.05	0.22	7.92	0.23	0.99
		10.14				16.47	0.56	3.56
	average	**3.38**	**1.62**	**0.05**	**0.35**			
9	52	4.50	1.76	0.05	0.22	7.92	0.23	0.99
	275	0.28	3.20	0.09	0.37	0.90	0.03	0.10

Purgatorio-Providencia Block Grade Calculations, Manto 3								
Block	**Drill Holes**	**Interval Length (m)**	**Cu %**	**Co %**	**Zn %**	**Length x Cu**	**Length x Co**	**Length x Zn**
	274	1.80	1.39	0.02	0.23	2.50	0.04	0.41
		6.58				11.32	0.29	1.51
	average	**2.19**	**1.72**	**0.04**	**0.23**			
10	53	2.49	1.37	0.07	0.73	3.41	0.17	1.82
	275	0.28	3.20	0.09	0.37	0.90	0.03	0.10
	52	4.50	1.76	0.05	0.22	7.92	0.23	0.99
	277	3.63	4.11	0.03	0.21	14.92	0.11	0.76
		10.90				27.15	0.53	3.67
	average	**2.73**	**2.49**	**0.05**	**0.34**			
11	53	2.49	1.37	0.07	0.73	3.41	0.17	1.82
	276	1.80	3.07	0.07	1.19	5.53	0.13	2.14
	275	0.28	3.20	0.09	0.37	0.90	0.03	0.10
		4.57				9.83	0.33	4.06
	average	**1.52**	**2.15**	**0.07**	**0.89**			
12	231	0.65	7.50	0.07	0.07	4.88	0.05	0.05
	276	1.80	3.07	0.07	1.19	5.53	0.13	2.14
	275	0.28	3.20	0.09	0.37	0.90	0.03	0.10
		2.73				11.30	0.20	2.29
	average	**0.91**	**4.14**	**0.07**	**0.84**			
13	231	0.65	7.50	0.07	0.07	4.88	0.05	0.05
	276	1.80	3.07	0.07	1.19	5.53	0.13	2.14
	146	2.39	1.17	0.09	0.64	2.80	0.22	1.53
		4.84				13.20	0.39	3.72
	average	**1.61**	**2.73**	**0.08**	**0.77**			
14	276	1.80	3.07	0.07	1.19	5.53	0.13	2.14
	146	2.39	1.17	0.09	0.64	2.80	0.22	1.53
	273	4.07	2.42	0.12	0.34	9.85	0.49	1.38
		8.26				18.17	0.83	5.06
	average	**2.75**	**2.20**	**0.10**	**0.61**			
15	273	4.07	2.42	0.12	0.34	9.85	0.49	1.38
	276	1.80	3.07	0.07	1.19	5.53	0.13	2.14
	53	2.49	1.37	0.07	0.73	3.41	0.17	1.82
		8.36				18.79	0.79	5.34
	average	**2.79**	**2.25**	**0.09**	**0.64**			
16	863	1.80	4.19	0.12	0.53	7.54	0.22	0.95
	337	1.80	1.03	0.02	0.29	1.85	0.04	0.52
	1	2.61	2.62	0.08	0.24	6.84	0.21	0.63
		6.21				16.23	0.46	2.10
	average	**2.07**	**2.61**	**0.07**	**0.34**			
17	273	4.07	2.42	0.12	0.34	9.85	0.49	1.38
	53	2.49	1.37	0.07	0.73	3.41	0.17	1.82
	286	1.80	1.56	0.08	0.41	2.81	0.14	0.74

Purgatorio-Providencia Block Grade Calculations, Manto 3								
Block	**Drill Holes**	**Interval Length (m)**	**Cu %**	**Co %**	**Zn %**	**Length x Cu**	**Length x Co**	**Length x Zn**
		8.36				16.07	0.81	3.94
	average	**2.79**	**1.92**	**0.10**	**0.47**			
18	286	1.80	1.56	0.08	0.41	2.81	0.14	0.74
	273	4.07	2.42	0.12	0.34	9.85	0.49	1.38
	284	1.80	2.61	0.09	0.69	4.70	0.16	1.24
		7.67				17.36	0.79	3.36
	average	**2.56**	**2.26**	**0.10**	**0.44**			
19	284	1.80	2.61	0.09	0.69	4.70	0.16	1.24
	286	1.80	1.56	0.08	0.41	2.81	0.14	0.74
	291	0.57	2.03	0.07	0.43	1.16	0.04	0.25
		4.17				8.66	0.35	2.23
	average	**1.39**	**2.08**	**0.08**	**0.53**			
20	273	4.07	2.42	0.12	0.34	9.85	0.49	1.38
	146	2.39	1.17	0.09	0.64	2.80	0.22	1.53
	284	1.80	2.61	0.09	0.69	4.70	0.16	1.24
		8.26				17.34	0.87	4.16
	average	**2.75**	**2.10**	**0.10**	**0.50**			
21	284	1.80	2.61	0.09	0.69	4.70	0.16	1.24
	291	0.57	2.03	0.07	0.43	1.16	0.04	0.25
	292	1.80	2.11	0.09	0.41	3.80	0.16	0.74
		4.17				9.65	0.36	2.23
	average	**1.39**	**2.31**	**0.09**	**0.53**			
22	284	1.80	2.61	0.09	0.69	4.70	0.16	1.24
	358	2.42	4.10	0.07	0.40	9.92	0.17	0.97
	292	1.80	2.11	0.09	0.41	3.80	0.16	0.74
		6.02				18.42	0.49	2.95
	average	**2.01**	**3.06**	**0.08**	**0.49**			
23	358	2.42	4.10	0.07	0.40	9.92	0.17	0.97
	350	1.80	1.52	0.02	0.64	2.74	0.04	1.15
	284	1.80	2.61	0.09	0.69	4.70	0.16	1.24
		6.02				17.36	0.37	3.36
	average	**2.01**	**2.88**	**0.06**	**0.56**			
24	292	1.80	2.11	0.09	0.41	3.80	0.16	0.74
	291	0.57	2.03	0.07	0.43	1.16	0.04	0.25
	554	1.80	2.95	0.03	0.43	5.31	0.05	0.77
		4.17				10.27	0.26	1.76
	average	**1.39**	**2.46**	**0.06**	**0.42**			
25	554	1.80	2.95	0.03	0.43	5.31	0.05	0.77
	292	1.80	2.11	0.09	0.41	3.80	0.16	0.74
	6	1.80	3.05	0.14	0.41	5.49	0.25	0.74
		5.40				14.60	0.47	2.25

Purgatorio-Providencia Block Grade Calculations, Manto 3								
Block	**Drill Holes**	**Interval Length (m)**	**Cu %**	**Co %**	**Zn %**	**Length x Cu**	**Length x Co**	**Length x Zn**
	average	**1.80**	**2.70**	**0.09**	**0.42**			
26	292	1.80	2.11	0.09	0.41	3.80	0.16	0.74
	6	1.80	3.05	0.14	0.41	5.49	0.25	0.74
	861	2.46	1.54	0.06	0.21	3.79	0.15	0.52
		6.06				13.08	0.56	1.99
	average	**2.02**	**2.16**	**0.09**	**0.33**			
27	861	2.46	1.54	0.06	0.21	3.79	0.15	0.52
	357	1.91	4.09	0.03	0.24	7.81	0.06	0.46
	292	1.80	2.11	0.09	0.41	3.80	0.16	0.74
	5	2.04	1.37	0.05	0.22	2.79	0.10	0.45
		8.21				18.19	0.47	2.16
	average	**2.05**	**2.22**	**0.06**	**0.26**			
28	357	1.91	4.09	0.03	0.24	7.81	0.06	0.46
	358	2.42	4.10	0.07	0.40	9.92	0.17	0.97
	292	1.80	2.11	0.09	0.41	3.80	0.16	0.74
		6.13				21.53	0.39	2.16
	average	**2.04**	**3.51**	**0.06**	**0.35**			
29	356	2.40	3.40	0.06	0.41	8.16	0.14	0.98
	357	1.91	4.09	0.03	0.24	7.81	0.06	0.46
	358	2.42	4.10	0.07	0.40	9.92	0.17	0.97
		6.73				25.89	0.37	2.41
	average	**2.24**	**3.85**	**0.06**	**0.36**			
30	350	1.80	1.52	0.02	0.64	2.74	0.04	1.15
	358	2.42	4.10	0.07	0.40	9.92	0.17	0.97
	356	2.40	3.40	0.06	0.41	8.16	0.14	0.98
		6.62				20.82	0.35	3.10
	average	**2.21**	**3.14**	**0.05**	**0.47**			
31	357	1.91	4.09	0.03	0.24	7.81	0.06	0.46
	356	2.40	3.40	0.06	0.41	8.16	0.14	0.98
	868	2.13	1.73	0.10	0.19	3.68	0.21	0.40
	346	3.06	1.06	0.01	0.07	3.24	0.03	0.21
		9.50				22.90	0.44	2.06
	average	**2.38**	**2.41**	**0.05**	**0.22**			
32	356	2.40	3.40	0.06	0.41	8.16	0.14	0.98
	346	3.06	1.06	0.01	0.07	3.24	0.03	0.21
	868	2.13	1.73	0.10	0.19	3.68	0.21	0.40
	348	2.45	1.60	0.06	0.20	3.92	0.15	0.49
		10.04				19.01	0.53	2.09
	average	**2.51**	**1.89**	**0.05**	**0.21**			
33	356	2.40	3.40	0.06	0.41	8.16	0.14	0.98
	349	0.64	2.81	0.04	0.01	1.80	0.03	0.01
	348	2.45	1.60	0.06	0.20	3.92	0.15	0.49
		5.49				13.88	0.32	1.48
	average	**1.83**	**2.53**	**0.06**	**0.27**			

D. Mehner Geological, Nov., 2003

Purgatorio-Providencia Block Grade Calculations, Manto 3								
Block	**Drill Holes**	**Interval Length (m)**	**Cu %**	**Co %**	**Zn %**	**Length x Cu**	**Length x Co**	**Length x Zn**
34	345	4.03	3.70	0.12	0.39	14.91	0.48	1.57
	2	4.44	3.28	0.07	0.56	14.56	0.31	2.49
	348	2.45	1.60	0.06	0.20	3.92	0.15	0.49
		10.92				33.39	0.94	4.55
	average	**3.64**	**3.06**	**0.09**	**0.42**			
35	348	2.45	1.60	0.06	0.20	3.92	0.15	0.49
	2	4.44	3.28	0.07	0.56	14.56	0.31	2.49
	391	4.50	2.11	0.04	0.13	9.50	0.18	0.59
		11.39				27.98	0.64	3.56
	average	**3.80**	**2.46**	**0.06**	**0.31**			
36	391	4.50	2.11	0.04	0.13	9.50	0.18	0.59
	741	3.41	2.35	0.05	0.34	8.01	0.17	1.16
	742	1.80	2.28	0.02	0.27	4.10	0.04	0.49
		9.71				21.61	0.39	2.23
	average	**3.24**	**2.23**	**0.04**	**0.23**			
37	742	1.80	2.29	0.02	0.27	4.11	0.04	0.49
	741	3.41	2.35	0.05	0.34	8.01	0.17	1.16
	14	1.80	2.00	0.06	0.29	3.60	0.11	0.52
		7.01				15.73	0.31	2.17
	average	**2.34**	**2.24**	**0.04**	**0.31**			
38	742	1.80	2.28	0.02	0.27	4.10	0.04	0.49
	393	2.02	2.11	0.02	0.19	4.26	0.04	0.38
	14	1.80	2.00	0.06	0.29	3.60	0.11	0.52
		5.62				11.97	0.18	1.39
	average	**1.87**	**2.13**	**0.03**	**0.25**			
39	391	4.50	2.11	0.04	0.13	9.50	0.18	0.59
	604	1.80	1.97	0.05	0.18	3.55	0.09	0.32
	741	3.41	2.35	0.05	0.34	8.01	0.17	1.16
		9.71				21.05	0.44	2.07
	average	**3.24**	**2.17**	**0.05**	**0.21**			
40	391	4.50	2.11	0.04	0.13	9.50	0.18	0.59
	604	1.80	1.97	0.05	0.18	3.55	0.09	0.32
	2	4.44	3.28	0.07	0.56	14.56	0.31	2.49
		10.74				27.60	0.58	3.40
	average	**3.58**	**2.57**	**0.05**	**0.32**			
41	2	4.44	3.28	0.07	0.56	14.56	0.31	2.49
	1	2.61	2.62	0.08	0.24	6.84	0.21	0.63
	604	1.80	1.97	0.05	0.18	3.55	0.09	0.32
		8.85				24.95	0.61	3.44
	average	**2.95**	**2.82**	**0.07**	**0.39**			
42	2	4.44	3.28	0.07	0.56	14.56	0.31	2.49
	344	2.22	1.95	0.04	0.22	4.33	0.09	0.49
	1	2.61	2.62	0.08	0.24	6.84	0.21	0.63
		9.27				25.73	0.61	3.60

Purgatorio-Providencia Block Grade Calculations, Manto 3								
Block	**Drill Holes**	**Interval Length (m)**	**Cu %**	**Co %**	**Zn %**	**Length x Cu**	**Length x Co**	**Length x Zn**
	average	**3.09**	**2.78**	**0.07**	**0.39**			
43	344	2.22	1.95	0.04	0.22	4.33	0.09	0.49
	2	4.44	3.28	0.07	0.56	14.56	0.31	2.49
	345	4.03	3.70	0.12	0.39	14.91	0.48	1.57
		10.69				33.80	0.88	4.55
	average	**3.56**	**3.16**	**0.08**	**0.43**			
44	345	4.03	3.70	0.12	0.39	14.91	0.48	1.57
	861	2.46	1.54	0.06	0.21	3.79	0.15	0.52
	344	2.22	1.95	0.04	0.22	4.33	0.09	0.49
		8.71				23.03	0.72	2.58
	average	**2.90**	**2.64**	**0.08**	**0.30**			
45	345	4.03	3.70	0.12	0.39	14.91	0.48	1.57
	868	2.13	1.73	0.10	0.19	3.68	0.21	0.40
	861	2.46	1.54	0.06	0.21	3.79	0.15	0.52
		8.62				22.38	0.84	2.49
	average	**2.87**	**2.60**	**0.10**	**0.29**			
46	861	2.46	1.54	0.06	0.21	3.79	0.15	0.52
	868	2.13	1.73	0.10	0.19	3.68	0.21	0.40
	357	1.91	4.09	0.03	0.24	7.81	0.06	0.46
		6.50				15.29	0.42	1.38
	average	**2.17**	**2.35**	**0.06**	**0.21**			
47	862	1.82	1.83	0.13	0.31	3.33	0.24	0.56
	861	2.46	1.54	0.06	0.21	3.79	0.15	0.52
	344	2.22	1.95	0.04	0.22	4.33	0.09	0.49
		6.50				11.45	0.47	1.57
	average	**2.17**	**1.76**	**0.07**	**0.24**			
48	861	2.46	1.54	0.06	0.21	3.79	0.15	0.52
	862	1.82	1.83	0.13	0.31	3.33	0.24	0.56
	6	1.80	3.05	0.14	0.41	5.49	0.25	0.74
	340	1.58	0.22	0.01	0.05	0.35	0.02	0.08
		7.66				12.96	0.65	1.90
	average	**1.92**	**1.69**	**0.09**	**0.25**			
49	862	1.82	1.83	0.13	0.31	3.33	0.24	0.56
	1	2.61	2.62	0.08	0.24	6.84	0.21	0.63
	863	1.80	4.19	0.12	0.53	7.54	0.22	0.95
	336	1.80	0.75	0.05	0.27	1.35	0.09	0.49
		8.03				19.06	0.75	2.63
	average	**2.01**	**2.37**	**0.09**	**0.33**			
50	862	1.82	1.83	0.13	0.31	3.33	0.24	0.56

Purgatorio-Providencia Block Grade Calculations, Manto 3								
Block	**Drill Holes**	**Interval Length (m)**	**Cu %**	**Co %**	**Zn %**	**Length x Cu**	**Length x Co**	**Length x Zn**
	6	1.80	3.05	0.14	0.41	5.49	0.25	0.74
	863	1.80	4.19	0.12	0.53	7.54	0.22	0.95
		5.42				16.36	0.70	2.26
	average	**1.81**	**3.02**	**0.13**	**0.42**			
51	6	1.80	3.05	0.14	0.41	5.49	0.25	0.74
	863	1.80	4.19	0.12	0.53	7.54	0.22	0.95
	335	2.34	2.78	0.13	0.49	6.51	0.30	1.15
		5.94				19.54	0.77	2.84
	average	**1.98**	**3.29**	**0.13**	**0.48**			
52	863	1.80	4.19	0.12	0.53	7.54	0.22	0.95
	335	2.34	2.78	0.13	0.49	6.51	0.30	1.15
	339	1.80	1.60	0.05	0.27	2.88	0.09	0.49
		5.94				16.93	0.61	2.59
	average	**1.98**	**2.85**	**0.10**	**0.44**			
53	863	1.80	4.19	0.12	0.53	7.54	0.22	0.95
	337	1.80	1.03	0.02	0.29	1.85	0.04	0.52
	339	1.80	1.60	0.05	0.27	2.88	0.09	0.49
		5.40				12.28	0.34	1.96
	average	**1.80**	**2.27**	**0.06**	**0.36**			
54	335	2.34	2.78	0.13	0.49	6.51	0.30	1.15
	334	1.80	1.94	0.05	0.34	3.49	0.09	0.61
	339	1.80	1.60	0.05	0.27	2.88	0.09	0.49
		5.94				12.88	0.48	2.24
	average	**1.98**	**2.17**	**0.08**	**0.38**			
55	7	2.85	5.94	0.13	0.23	16.93	0.37	0.66
	334	1.80	1.94	0.05	0.34	3.49	0.09	0.61
	335	2.34	2.78	0.13	0.49	6.51	0.30	1.15
		6.99				26.93	0.76	2.41
	average	**2.33**	**3.85**	**0.11**	**0.35**			
56	7	2.85	5.94	0.13	0.23	16.93	0.37	0.66
	6	1.80	3.05	0.14	0.41	5.49	0.25	0.74
	335	2.34	2.78	0.13	0.49	6.51	0.30	1.15
		6.99				28.92	0.93	2.54
	average	**2.33**	**4.14**	**0.13**	**0.36**			
57	6	1.80	3.05	0.14	0.41	5.49	0.25	0.74
	554	1.80	2.95	0.03	0.43	5.31	0.05	0.77
	7	2.85	5.94	0.13	0.23	16.93	0.37	0.66
		6.45				27.73	0.68	2.17
	average	**2.15**	**4.30**	**0.10**	**0.34**			
58	554	1.80	2.95	0.03	0.43	5.31	0.05	0.77
	333	2.27	4.11	0.10	0.12	9.33	0.23	0.27

Purgatorio-Providencia Block Grade Calculations, Manto 3								
Block	**Drill Holes**	**Interval Length (m)**	**Cu %**	**Co %**	**Zn %**	**Length x Cu**	**Length x Co**	**Length x Zn**
	555	4.01	3.84	0.05	0.49	15.40	0.20	1.96
		8.08				30.04	0.48	3.01
	average	**2.69**	**3.72**	**0.06**	**0.37**			
59	554	1.80	2.95	0.03	0.43	5.31	0.05	0.77
	7	2.85	5.94	0.13	0.23	16.93	0.37	0.66
	333	2.27	4.11	0.10	0.12	9.33	0.23	0.27
		6.92				31.57	0.65	1.70
	average	**2.31**	**4.56**	**0.09**	**0.25**			
60	333	2.27	4.11	0.10	0.12	9.33	0.23	0.27
	7	2.85	5.94	0.13	0.23	16.93	0.37	0.66
	334	1.80	1.94	0.05	0.34	3.49	0.09	0.61
		6.92				29.75	0.69	1.54
	average	**2.31**	**4.30**	**0.10**	**0.22**			
61	334	1.80	1.94	0.05	0.34	3.49	0.09	0.61
	341	1.80	1.12	0.04	0.16	2.02	0.07	0.29
	342	1.80	2.07	0.04	0.13	3.73	0.07	0.23
	333	2.27	4.11	0.10	0.12	9.33	0.23	0.27
		7.67				18.56	0.46	1.41
	average	**1.92**	**2.42**	**0.06**	**0.18**			
62	334	1.80	1.94	0.05	0.34	3.49	0.09	0.61
	341	1.80	1.12	0.04	0.16	2.02	0.07	0.29
	339	1.80	1.60	0.05	0.27	2.88	0.09	0.49
		5.40				8.39	0.25	1.39
	average	**1.80**	**1.55**	**0.05**	**0.26**			
63	384	1.49	1.45	0.06	0.87	2.16	0.09	1.30
	413	1.80	4.32	0.02	0.15	7.78	0.04	0.27
	423	2.46	3.34	0.05	0.34	8.22	0.12	0.84
		5.75				18.15	0.25	2.40
	average	**1.92**	**3.16**	**0.04**	**0.42**			
64	370	3.70	7.35	0.05	0.36	27.20	0.19	1.33
	380	3.32	4.26	0.03	0.22	14.14	0.10	0.73
	17	2.70	1.69	0.04	0.44	4.56	0.11	1.19
		9.72				45.90	0.39	3.25
	average	**3.24**	**4.72**	**0.04**	**0.33**			
65	370	3.70	7.35	0.05	0.36	27.20	0.19	1.33
	17	2.70	1.69	0.04	0.44	4.56	0.11	1.19
	18	3.05	1.49	0.02	0.30	4.54	0.06	0.92
		9.45				36.30	0.35	3.44
	average	**3.15**	**3.84**	**0.04**	**0.36**			
66	370	3.70	7.35	0.05	0.36	27.20	0.19	1.33
	18	3.05	1.49	0.02	0.30	4.54	0.06	0.92
	368	1.80	1.92	0.02	0.28	3.46	0.04	0.50
	369	1.80	0.76	0.02	0.48	1.37	0.04	0.86

Purgatorio-Providencia Block Grade Calculations, Manto 3								
Block	**Drill Holes**	**Interval Length (m)**	**Cu %**	**Co %**	**Zn %**	**Length x Cu**	**Length x Co**	**Length x Zn**
		10.35				36.56	0.32	3.62
	average	**2.59**	**3.53**	**0.03**	**0.35**			
67	18	3.05	1.49	0.02	0.30	4.54	0.06	0.92
	17	2.70	1.69	0.04	0.44	4.56	0.11	1.19
	19	3.90	2.43	0.05	0.50	9.48	0.20	1.95
		9.65				18.58	0.36	4.05
	average	**3.22**	**1.93**	**0.04**	**0.42**			
68	19	3.90	2.43	0.05	0.50	9.48	0.20	1.95
	18	3.05	1.49	0.02	0.30	4.54	0.06	0.92
	367	4.50	1.16	0.02	0.21	5.22	0.09	0.95
		11.45				19.24	0.35	3.81
	average	**3.82**	**1.68**	**0.03**	**0.33**			
69	367	4.50	1.16	0.02	0.21	5.22	0.09	0.95
	368	1.80	1.92	0.02	0.28	3.46	0.04	0.50
	18	3.05	1.49	0.02	0.30	4.54	0.06	0.92
		9.35				13.22	0.19	2.36
	average	**3.12**	**1.41**	**0.02**	**0.25**			
70	362	2.78	0.70	0.04	0.34	1.95	0.11	0.95
	344	2.22	1.95	0.04	0.22	4.33	0.09	0.49
	1	2.61	2.62	0.08	0.24	6.84	0.21	0.63
		7.61				13.11	0.41	2.06
	average	**2.54**	**1.72**	**0.05**	**0.27**			
71	345	4.03	3.70	0.12	0.39	14.91	0.48	1.57
	868	2.13	1.73	0.10	0.19	3.68	0.21	0.40
	348	2.45	1.60	0.06	0.20	3.92	0.15	0.49
		8.61				22.52	0.84	2.47
	average	**2.87**	**2.62**	**0.10**	**0.29**			
72	403	1.80	1.16	0.07	0.41	2.09	0.13	0.74
	412	1.80	1.86	0.08	0.27	3.35	0.14	0.49
	16	1.60	1.27	0.04	0.38	2.03	0.06	0.61
		5.20				7.47	0.33	1.83
	average	**1.73**	**1.44**	**0.06**	**0.35**			
73	555	4.01	3.84	0.05	0.49	15.40	0.20	1.96
	333	2.27	4.11	0.10	0.12	9.33	0.23	0.27
	8	1.80	1.54	0.10	0.23	2.77	0.18	0.41
		8.08				27.50	0.61	2.65
	average	**2.69**	**3.40**	**0.08**	**0.33**			
74	8	1.80	1.54	0.10	0.23	2.77	0.18	0.41
	333	2.27	4.11	0.10	0.12	9.33	0.23	0.27
	341	1.80	1.12	0.04	0.16	2.02	0.07	0.29
	754	1.99	2.11	0.01	0.10	4.20	0.02	0.20
		7.86				18.32	0.50	1.17

Purgatorio-Providencia Block Grade Calculations, Manto 3								
Block	**Drill Holes**	**Interval Length (m)**	**Cu %**	**Co %**	**Zn %**	**Length x Cu**	**Length x Co**	**Length x Zn**
	average	**1.97**	**2.33**	**0.06**	**0.15**			
I*	617	1.80	1.75	0.11	0.39	3.15	0.20	0.70
	339	1.80	1.60	0.05	0.27	2.88	0.09	0.49
	341	1.80	1.12	0.04	0.16	2.02	0.07	0.29
		5.40				8.05	0.36	1.48
	average	**1.80**	**1.49**	**0.07**	**0.27**			
ii*	341	1.80	1.12	0.04	0.16	2.02	0.07	0.29
	617	1.80	1.75	0.11	0.39	3.15	0.20	0.70
	24	1.80	1.16	0.02	0.21	2.09	0.04	0.38
		5.40				7.25	0.31	1.37
	average	**1.80**	**1.34**	**0.06**	**0.25**			
iii*	24	1.80	1.16	0.02	0.21	2.09	0.04	0.38
	617	1.80	1.75	0.11	0.39	3.14	0.20	0.70
	22	3.01	3.34	0.04	0.39	10.05	0.12	1.17
		6.61				15.28	0.35	2.25
	average	**2.20**	**2.31**	**0.05**	**0.34**			
iv*	339	1.80	1.60	0.05	0.27	2.88	0.09	0.49
	25	1.80	1.08	0.02	0.29	1.94	0.04	0.52
	617	1.80	1.75	0.11	0.39	3.15	0.20	0.70
		5.40				7.97	0.32	1.71
	average	**1.80**	**1.48**	**0.06**	**0.32**			
v*	25	1.80	1.08	0.02	0.29	1.94	0.04	0.52
	617	1.80	1.75	0.11	0.39	3.15	0.20	0.70
	22	3.01	3.34	0.04	0.39	10.05	0.12	1.17
		6.61				15.15	0.35	2.40
	average	**2.20**	**2.29**	**0.05**	**0.36**			
vi*	25	1.80	1.08	0.02	0.29	1.94	0.04	0.52
	337	1.80	1.03	0.02	0.29	1.85	0.04	0.52
	339	1.80	1.60	0.05	0.27	2.88	0.09	0.49
		5.40				6.68	0.16	1.53
	average	**1.80**	**1.24**	**0.03**	**0.28**			
viii*	25	1.80	1.08	0.02	0.29	1.94	0.04	0.52
	616	1.80	1.74	0.06	0.44	3.13	0.11	0.79
	337	1.80	1.03	0.02	0.29	1.85	0.04	0.52
		5.40				6.93	0.18	1.84
	average	**1.80**	**1.28**	**0.03**	**0.34**			
ix*	337	1.80	1.03	0.02	0.29	1.85	0.04	0.52
	1	2.61	2.62	0.08	0.24	6.84	0.21	0.63
	616	1.80	1.74	0.06	0.44	3.13	0.11	0.79
		6.21				11.82	0.35	1.94
	average	**2.07**	**1.90**	**0.06**	**0.31**			
x*	25	1.80	1.08	0.02	0.29	1.94	0.04	0.52

Purgatorio-Providencia Block Grade Calculations, Manto 3								
Block	**Drill Holes**	**Interval Length (m)**	**Cu %**	**Co %**	**Zn %**	**Length x Cu**	**Length x Co**	**Length x Zn**
	616	1.80	1.74	0.06	0.44	3.13	0.11	0.79
	12	3.96	1.51	0.03	0.36	5.98	0.12	1.43
		7.56				11.06	0.26	2.74
	average	**2.52**	**1.46**	**0.03**	**0.36**			
xi*	25	1.80	1.08	0.02	0.29	1.94	0.04	0.52
	12	3.96	1.51	0.03	0.36	5.98	0.12	1.43
	368	1.80	1.92	0.02	0.28	3.46	0.04	0.50
		7.56				11.38	0.19	2.45
	average	**2.52**	**1.51**	**0.03**	**0.32**			
xii*	368	1.80	1.92	0.02	0.28	3.46	0.04	0.50
	12	3.96	1.51	0.03	0.36	5.98	0.12	1.43
	369	1.80	0.76	0.02	0.48	1.37	0.04	0.86
	370	3.70	7.35	0.05	0.36	27.20	0.19	1.33
		11.26				38.00	0.38	4.13
	average	**2.82**	**3.37**	**0.03**	**0.37**			
xiii*	280	2.47	1.29	0.03	0.35	3.19	0.07	0.86
	255	1.80	8.83	0.07	0.64	15.89	0.13	1.15
	50	1.05	2.21	0.04	0.29	2.32	0.04	0.30
		5.32				21.40	0.24	2.32
	average	**1.77**	**4.02**	**0.05**	**0.44**			
xiv*	280	2.47	1.29	0.03	0.35	3.19	0.07	0.86
	274	1.80	1.39	0.02	0.23	2.50	0.04	0.41
	143	1.80	1.43	0.03	0.18	2.57	0.05	0.32
		6.07				8.26	0.16	1.60
	average	**2.02**	**1.36**	**0.03**	**0.26**			
xv*	143	1.80	1.43	0.03	0.18	2.57	0.05	0.32
	280	2.47	1.29	0.03	0.35	3.19	0.07	0.86
	50	1.05	2.21	0.04	0.29	2.32	0.04	0.30
		5.32				8.08	0.17	1.49
	average	**1.77**	**1.52**	**0.03**	**0.28**			
A*	146	2.39	1.17	0.09	0.64	2.80	0.22	1.53
	231	0.65	7.50	0.07	0.07	4.88	0.05	0.05
		3.04				7.67	0.26	1.58
	average	**1.52**	**2.52**	**0.09**	**0.52**			
B*	231	0.65	7.50	0.07	0.07	4.88	0.05	0.05
	275	0.28	3.20	0.09	0.37	0.90	0.03	0.10
		0.93				5.77	0.07	0.15
	average	**0.47**	**6.21**	**0.08**	**0.16**			
C*	275	0.28	3.20	0.09	0.37	0.90	0.03	0.10
	274	1.80	1.39	0.02	0.23	2.50	0.04	0.41
		2.08				3.40	0.06	0.52
	average	**1.04**	**1.63**	**0.03**	**0.25**			

D. Mehner Geological, Nov., 2003

Purgatorio-Providencia Block Grade Calculations, Manto 3								
Block	**Drill Holes**	**Interval Length (m)**	**Cu %**	**Co %**	**Zn %**	**Length x Cu**	**Length x Co**	**Length x Zn**
D	274	1.80	1.39	0.02	0.23	2.50	0.04	0.41
	280	1.80	1.29	0.03	0.35	2.32	0.05	0.63
		3.60				4.82	0.09	1.04
	average	**1.80**	**1.34**	**0.03**	**0.29**			
E	143	1.80	1.43	0.03	0.18	2.57	0.05	0.32
	54	1.80	3.54	0.07	0.26	6.37	0.13	0.47
		3.60				8.95	0.18	0.79
	average	**1.80**	**2.49**	**0.05**	**0.22**			
F	54	1.80	3.54	0.07	0.26	6.37	0.13	0.47
	290	1.80	3.41	0.10	0.50	6.14	0.18	0.90
		3.60				12.51	0.31	1.37
	average	**1.80**	**3.48**	**0.09**	**0.38**			
G	290	1.80	3.41	0.10	0.50	6.14	0.18	0.90
	291	0.57	2.03	0.07	0.43	1.16	0.04	0.25
		2.37				7.30	0.22	1.15
	average	**1.19**	**3.08**	**0.09**	**0.48**			
H	291	0.57	2.03	0.07	0.43	1.16	0.04	0.25
	554	1.80	2.95	0.03	0.43	5.31	0.05	0.77
		2.37				6.47	0.09	1.02
	average	**1.19**	**2.73**	**0.04**	**0.43**			
I	554	1.80	2.95	0.03	0.43	5.31	0.05	0.77
	555	4.01	3.84	0.05	0.49	15.40	0.20	1.96
		5.81				20.71	0.25	2.74
	average	**2.91**	**3.56**	**0.04**	**0.47**			
J	555	4.01	3.84	0.05	0.49	15.40	0.20	1.96
	8	1.80	1.54	0.10	0.23	2.77	0.18	0.41
		5.81				18.17	0.38	2.38
	average	**2.91**	**3.13**	**0.07**	**0.41**			
P	604	1.80	1.97	0.05	0.18	3.55	0.09	0.32
	741	3.41	2.35	0.05	0.34	8.01	0.17	1.16
		5.21				11.56	0.26	1.48
	average	**2.61**	**2.22**	**0.05**	**0.28**			
Q	741	3.41	2.35	0.05	0.34	8.01	0.17	1.16
	14	1.80	2.00	0.06	0.29	3.60	0.11	0.52
		5.21				11.61	0.28	1.68
	average	**2.61**	**2.23**	**0.05**	**0.32**			
R	14	1.80	2.00	0.06	0.29	3.60	0.11	0.52
	393	2.02	2.11	0.02	0.19	4.26	0.04	0.38
		3.82				7.86	0.15	0.91
	average	**1.91**	**2.06**	**0.04**	**0.24**			
S	393	2.02	2.11	0.02	0.19	4.26	0.04	0.38

Purgatorio-Providencia Block Grade Calculations, Manto 3								
Block	**Drill Holes**	**Interval Length (m)**	**Cu %**	**Co %**	**Zn %**	**Length x Cu**	**Length x Co**	**Length x Zn**
	391	4.50	2.11	0.04	0.13	9.50	0.18	0.59
		6.52				13.76	0.22	0.97
	average	**3.26**	**2.11**	**0.03**	**0.15**			
T	391	4.50	2.11	0.04	0.13	9.50	0.18	0.59
	348	2.45	1.60	0.06	0.20	3.92	0.15	0.49
		6.95				13.42	0.33	1.08
	average	**3.48**	**1.93**	**0.05**	**0.15**			
U	348	2.45	1.60	0.06	0.20	3.92	0.15	0.49
	349	0.64	2.81	0.04	0.01	1.80	0.03	0.01
		3.09				5.72	0.17	0.50
	average	**1.55**	**1.85**	**0.06**	**0.16**			
V	350	1.80	1.52	0.02	0.64	2.74	0.04	1.15
	284	1.80	2.61	0.09	0.69	4.70	0.16	1.24
		3.60				7.43	0.20	2.39
	average	**1.80**	**2.07**	**0.06**	**0.67**			
W	284	1.80	2.61	0.09	0.69	4.70	0.16	1.24
	146	2.39	1.17	0.09	0.64	2.80	0.22	1.53
		4.19				7.49	0.38	2.77
	average	**2.10**	**1.79**	**0.09**	**0.66**			
KK*	8	1.80	1.54	0.10	0.23	2.77	0.18	0.41
	341	1.80	1.12	0.04	0.16	2.02	0.07	0.29
		3.60				4.79	0.25	0.70
	average	**1.80**	**1.33**	**0.07**	**0.20**			
LL*	341	1.80	1.12	0.04	0.16	2.02	0.07	0.29
	24	1.80	1.16	0.02	0.21	2.09	0.04	0.38
		3.60				4.10	0.11	0.67
	average	**1.80**	**1.14**	**0.03**	**0.19**			
MM*	24	1.80	1.16	0.02	0.21	2.09	0.04	0.38
	22	3.01	3.34	0.04	0.39	10.05	0.12	1.17
		4.81				12.14	0.16	1.55
	average	**2.41**	**2.52**	**0.03**	**0.32**			
NN*	22	3.01	3.34	0.04	0.39	10.05	0.12	1.17
	25	1.80	1.08	0.02	0.29	1.94	0.04	0.52
		4.81				12.00	0.16	1.70
	average	**2.41**	**2.49**	**0.03**	**0.35**			
OO*	25	1.80	1.08	0.02	0.29	1.94	0.04	0.52
	368	1.80	1.92	0.02	0.28	3.46	0.04	0.50
		3.60				5.40	0.07	1.03
	average	**1.80**	**1.50**	**0.02**	**0.29**			
PP*	368	1.80	1.92	0.02	0.28	3.46	0.04	0.50
	367	4.50	1.15	0.02	0.31	5.18	0.09	1.40

Purgatorio-Providencia Block Grade Calculations, Manto 3								
Block	**Drill Holes**	**Interval Length (m)**	**Cu %**	**Co %**	**Zn %**	**Length x Cu**	**Length x Co**	**Length x Zn**
		6.30				8.63	0.13	1.90
	average	**3.15**	**1.37**	**0.02**	**0.30**			
QQ*	367	4.50	1.15	0.02	0.31	5.18	0.09	1.40
	19	3.90	2.43	0.05	0.50	9.48	0.20	1.95
		8.40				14.65	0.29	3.35
	average	**4.20**	**1.74**	**0.03**	**0.40**			
RR*	19	3.90	2.43	0.05	0.50	9.48	0.20	1.95
	17	2.70	1.69	0.04	0.44	4.56	0.11	1.19
		6.60				14.04	0.30	3.14
	average	**3.30**	**2.13**	**0.05**	**0.48**			
SS*	19	3.90	2.43	0.05	0.50	9.48	0.20	1.95
	380	3.32	4.26	0.03	0.22	14.14	0.10	0.73
		7.22				23.62	0.29	2.68
	average	**3.61**	**3.27**	**0.04**	**0.37**			
TT*	12	3.96	1.51	0.03	0.36	5.98	0.12	1.43
	616	1.80	1.74	0.06	0.44	3.13	0.11	0.79
		5.76				9.11	0.23	2.22
	average	**2.88**	**1.58**	**0.04**	**0.39**			
UU*	616	1.80	1.74	0.06	0.44	3.13	0.11	0.79
	1	2.61	2.62	0.08	0.24	6.84	0.21	0.63
		4.41				9.97	0.32	1.42
	average	**2.21**	**2.26**	**0.07**	**0.32**			
V V*	1	2.61	2.62	0.08	0.24	6.84	0.21	0.63
	604	1.80	1.97	0.05	0.18	3.55	0.09	0.32
		4.41				10.38	0.30	0.95
	average	**2.21**	**2.35**	**0.07**	**0.22**			

Boleo Project								
Saturno (206, 207) Area, Block Grade Calculations, Manto 3								
Block	**Drill Holes**	**Interval Length (m)**	**Cu %**	**Co %**	**Zn %**	**Length x Cu**	**Length x Co**	**Length x Zn**
33*	487	1.80	0.78	0.11	0.73	1.40	0.20	1.31
	489	1.80	0.07	0.11	1.10	0.13	0.20	1.98
	506	1.80	0.30	0.05	0.37	0.54	0.09	0.67
	835	1.80	0.66	0.11	0.63	1.19	0.20	1.13
	878	1.93	0.53	0.12	0.53	1.02	0.23	1.02
		9.13				4.28	0.92	6.12
weighted average		**1.83**	**0.47**	**0.10**	**0.67**			
34*	489	1.80	0.07	0.11	1.10	0.13	0.20	1.98
	835	1.80	0.66	0.11	0.63	1.19	0.20	1.13
	873	2.95	0.61	0.14	0.28	1.80	0.41	0.83
		6.55				3.11	0.81	3.94
weighted average		**2.18**	**0.48**	**0.12**	**0.60**			
44*	482	1.80	1.24	0.07	0.18	2.23	0.13	0.32
	750	4.50	1.57	0.13	0.27	7.07	0.59	1.22
	751	1.80	1.02	0.08	0.26	1.84	0.14	0.47
		8.10				11.13	0.86	2.01
weighted average		**2.70**	**1.37**	**0.11**	**0.25**			
45*	46	1.80	1.02	0.07	0.29	1.84	0.13	0.52
	482	1.80	1.24	0.07	0.18	2.23	0.13	0.32
	750	4.50	1.57	0.13	0.27	7.07	0.59	1.22
		8.10				11.13	0.84	2.06
weighted average		**2.70**	**1.37**	**0.10**	**0.25**			
58*	668	4.50	2.25	0.08	0.22	10.13	0.36	0.99
	683	1.80	1.15	0.14	0.29	2.07	0.25	0.52
	684	2.00	1.63	0.08	0.30	3.26	0.16	0.60
	879	1.80	1.38	0.22	0.34	2.48	0.40	0.61
		10.10				17.94	1.17	2.72
weighted average		**2.53**	**1.78**	**0.12**	**0.27**			
59*	509	1.80	0.76	0.06	0.20	1.37	0.11	0.36
	668	4.50	2.25	0.08	0.22	10.13	0.36	0.99
	876	0.78	0.87	0.10	0.20	0.68	0.08	0.16
	879	1.80	1.38	0.22	0.34	2.48	0.40	0.61
		8.88				14.66	0.94	2.12
weighted average		**2.22**	**1.65**	**0.11**	**0.24**			
73*	665	1.80	0.71	0.10	0.54	1.28	0.18	0.97
	668	4.50	2.25	0.08	0.22	10.13	0.36	0.99
	689	2.78	1.20	0.24	0.42	3.34	0.67	1.17
		9.08				14.74	1.21	3.13
weighted average		**3.03**	**1.62**	**0.13**	**0.34**			
74*	665	1.80	0.71	0.10	0.54	1.28	0.18	0.97
	668	4.50	2.25	0.08	0.22	10.13	0.36	0.99
	737	1.80	0.46	0.07	0.36	0.83	0.13	0.65
	874	1.80	0.40	0.09	0.41	0.72	0.16	0.74
	875	2.15	1.20	0.09	0.27	2.58	0.19	0.58

D. Mehner Geological, Nov., 2003

Saturno (206, 207) Area, Block Grade Calculations, Manto 3								
Block	**Drill Holes**	**Interval Length (m)**	**Cu %**	**Co %**	**Zn %**	**Length x Cu**	**Length x Co**	**Length x Zn**
		12.05				15.53	1.02	3.93
weighted average		**2.41**	**1.29**	**0.08**	**0.33**			
75*	566	4.13	2.28	0.16	0.19	9.42	0.66	0.78
	668	4.50	2.25	0.08	0.22	10.13	0.36	0.99
	689	2.78	1.20	0.24	0.42	3.34	0.67	1.17
		11.41				22.88	1.69	2.94
weighted average		**3.80**	**2.01**	**0.15**	**0.26**			
77*	509	1.80	0.76	0.06	0.20	1.37	0.11	0.36
	668	4.50	2.25	0.08	0.22	10.13	0.36	0.99
	875	2.15	1.20	0.09	0.27	2.58	0.19	0.58
		8.45				14.07	0.66	1.93
weighted average		**2.82**	**1.67**	**0.08**	**0.23**			
87*	566	4.13	2.28	0.16	0.19	9.42	0.66	0.78
	668	4.50	2.25	0.08	0.22	10.13	0.36	0.99
	684	2.00	1.63	0.08	0.30	3.26	0.16	0.60
		10.63				22.80	1.18	2.37
weighted average		**3.54**	**2.15**	**0.11**	**0.22**			
A*	46	1.80	1.02	0.07	0.29	1.84	0.13	0.52
	750	4.50	1.57	0.13	0.27	7.07	0.59	1.22
		6.30				8.90	0.71	1.74
weighted average		**3.15**	**1.41**	**0.11**	**0.28**			
B*	750	4.50	1.57	0.13	0.27	7.07	0.59	1.22
	753	2.06	1.57	0.10	0.24	3.23	0.21	0.49
		6.56				10.30	0.79	1.71
weighted average		**3.28**	**1.57**	**0.12**	**0.26**			

Boleo Project								
Soledad (205, 208) Area, Block Grade Calculations, Manto 3								
Block	**Drill Holes**	**Interval Length (m)**	**Cu %**	**Co %**	**Zn %**	**Length x Cu**	**Length x Co**	**Length x Zn**
26*	87	1.82	1.32	0.12	0.17	2.40	0.22	0.31
	526	2.81	2.47	0.07	0.12	6.94	0.20	0.34
	527	4.50	1.72	0.07	0.16	7.74	0.32	0.72
		9.13				17.08	0.73	1.37
weighted average		**3.04**	**1.87**	**0.08**	**0.15**			
27*	526	2.81	2.47	0.07	0.12	6.94	0.20	0.34
	527	4.50	1.72	0.07	0.16	7.74	0.32	0.72
	543	3.45	1.72	0.08	0.17	5.93	0.28	0.59
		10.76				20.61	0.79	1.64
weighted average		**3.59**	**1.92**	**0.07**	**0.15**			
28*	150	3.62	2.61	0.04	0.05	9.45	0.14	0.18
	527	4.50	1.72	0.07	0.16	7.74	0.32	0.72
	543	3.45	1.72	0.08	0.17	5.93	0.28	0.59
		11.57				23.12	0.74	1.49
weighted average		**3.86**	**2.00**	**0.06**	**0.13**			
29*	87	1.82	1.32	0.12	0.17	2.40	0.22	0.31
	527	4.50	1.72	0.07	0.16	7.74	0.32	0.72
	528	1.91	1.33	0.03	0.21	2.54	0.06	0.40
		8.23				12.68	0.59	1.43
weighted average		**2.74**	**1.54**	**0.07**	**0.17**			
30*	150	3.62	2.61	0.04	0.05	9.45	0.14	0.18
	527	4.50	1.72	0.07	0.16	7.74	0.32	0.72
	528	1.91	1.33	0.03	0.21	2.54	0.06	0.40
		10.03				19.73	0.52	1.30
weighted average		**3.34**	**1.97**	**0.05**	**0.13**			
32*	87	1.82	1.32	0.12	0.17	2.40	0.22	0.31
	122	4.50	1.35	0.15	0.19	6.08	0.68	0.86
	538	1.80	2.00	0.14	0.15	3.60	0.25	0.27
		8.12				12.08	1.15	1.43
weighted average		**2.71**	**1.49**	**0.14**	**0.18**			
33*	87	1.82	1.32	0.12	0.17	2.40	0.22	0.31
	122	4.50	1.35	0.15	0.19	6.08	0.68	0.86
	533	1.80	0.48	0.08	0.20	0.86	0.14	0.36
	804	2.55	2.01	0.21	0.28	5.13	0.54	0.71
	807	2.82	1.36	0.29	0.35	3.84	0.82	0.99
		13.49				18.30	2.39	3.23
weighted average		**2.70**	**1.36**	**0.18**	**0.24**			
34*	122	4.50	1.35	0.15	0.19	6.08	0.68	0.86
	538	1.80	2.00	0.14	0.15	3.60	0.25	0.27
	806	2.43	1.79	0.17	0.15	4.35	0.41	0.36
		8.73				14.02	1.34	1.49
weighted average		**2.91**	**1.61**	**0.15**	**0.17**			
35*	122	4.50	1.35	0.15	0.19	6.08	0.68	0.86

Soledad (205, 208) Area, Block Grade Calculations, Manto 3								
Block	**Drill Holes**	**Interval Length (m)**	**Cu %**	**Co %**	**Zn %**	**Length x Cu**	**Length x Co**	**Length x Zn**
	152	1.80	0.17	0.06	0.21	0.31	0.11	0.38
	806	2.43	1.79	0.17	0.15	4.35	0.41	0.36
		8.73				10.73	1.20	1.60
	weighted average	**2.91**	**1.23**	**0.14**	**0.18**			
37*	153	4.50	1.18	0.14	0.27	5.31	0.63	1.22
	154	1.95	1.45	0.12	0.21	2.83	0.23	0.41
	513	1.80	0.79	0.11	0.28	1.42	0.20	0.50
		8.25				9.56	1.06	2.13
	weighted average	**2.75**	**1.16**	**0.13**	**0.26**			
38*	28	2.19	0.99	0.12	0.00	2.17	0.26	0.00
	153	4.50	1.18	0.14	0.27	5.31	0.63	1.22
	513	1.80	0.79	0.11	0.28	1.42	0.20	0.50
		8.49				8.90	1.09	1.72
	weighted average	**2.83**	**1.05**	**0.13**	**0.20**			
40*	28	2.19	0.99	0.12	0.00	2.17	0.26	0.00
	153	4.50	1.18	0.14	0.27	5.31	0.63	1.22
	157	2.07	1.81	0.21	0.12	3.75	0.43	0.25
	158	2.28	1.61	0.21	0.16	3.67	0.48	0.36
		11.04				14.90	1.81	1.83
	weighted average	**2.76**	**1.35**	**0.16**	**0.17**			
45*	57	3.67	1.18	0.13	0.16	4.33	0.48	0.59
	142-B	4.50	0.98	0.08	0.17	4.41	0.36	0.77
	163	1.80	1.26	0.04	0.10	2.27	0.07	0.18
		9.97				11.01	0.91	1.53
	weighted average	**3.32**	**1.10**	**0.09**	**0.15**			
46*	57	3.67	1.18	0.13	0.16	4.33	0.48	0.59
	142-B	4.50	0.98	0.08	0.17	4.41	0.36	0.77
	806	2.43	1.79	0.17	0.15	4.35	0.41	0.36
		10.60				13.09	1.25	1.72
	weighted average	**3.53**	**1.23**	**0.12**	**0.16**			
47*	142-B	4.50	0.98	0.08	0.17	4.41	0.36	0.77
	538	1.80	2.00	0.14	0.15	3.60	0.25	0.27
	806	2.43	1.79	0.17	0.15	4.35	0.41	0.36
		8.73				12.36	1.03	1.40
	weighted average	**2.91**	**1.42**	**0.12**	**0.16**			
49*	118	3.19	1.77	0.16	0.14	5.65	0.51	0.45
	142-B	4.50	0.98	0.08	0.17	4.41	0.36	0.77
	528	1.91	1.33	0.03	0.21	2.54	0.06	0.40
		9.60				12.60	0.93	1.61
	weighted average	**3.20**	**1.31**	**0.10**	**0.17**			
52*	152	1.80	0.17	0.06	0.21	0.31	0.11	0.38
	153	4.50	1.18	0.14	0.27	5.31	0.63	1.22
	806	2.43	1.79	0.17	0.15	4.35	0.41	0.36
		8.73				9.97	1.15	1.96

Soledad (205, 208) Area, Block Grade Calculations, Manto 3								
Block	**Drill Holes**	**Interval Length (m)**	**Cu %**	**Co %**	**Zn %**	**Length x Cu**	**Length x Co**	**Length x Zn**
weighted average		**2.91**	**1.14**	**0.13**	**0.22**			
54*	57	3.67	1.18	0.13	0.16	4.33	0.48	0.59
	153	4.50	1.18	0.14	0.27	5.31	0.63	1.22
	155	3.62	1.21	0.21	0.13	4.38	0.76	0.47
	157	2.07	1.81	0.21	0.12	3.75	0.43	0.25
		13.86				17.77	2.30	2.52
weighted average		**3.47**	**1.28**	**0.17**	**0.18**			
55*	57	3.67	1.18	0.13	0.16	4.33	0.48	0.59
	153	4.50	1.18	0.14	0.27	5.31	0.63	1.22
	806	2.43	1.79	0.17	0.15	4.35	0.41	0.36
		10.60				13.99	1.52	2.17
weighted average		**3.53**	**1.32**	**0.14**	**0.20**			

Boleo Project								
Soledad (209-210, 212-214) Area, Block Grade Calculations, Manto 3								
Block	**Drill Holes**	**Interval Length (m)**	**Cu %**	**Co %**	**Zn %**	**Length x Cu**	**Length x Co**	**Length x Zn**
1*	116	2.73	9.21	0.13	0.56	25.14	0.35	1.53
	178	1.80	1.24	0.19	0.71	2.23	0.34	1.28
	691	4.50	1.87	0.02	0.27	8.42	0.09	1.22
		9.03				35.79	0.79	4.02
weighted average		**3.01**	**3.96**	**0.09**	**0.45**			
2*	116	2.73	9.21	0.13	0.56	25.14	0.35	1.53
	450	2.85	2.47	0.04	0.90	7.04	0.11	2.57
	691	4.50	1.87	0.02	0.27	8.42	0.09	1.22
		10.08				40.60	0.56	5.31
weighted average		**3.36**	**4.03**	**0.06**	**0.53**			
3*	117	1.80	1.76	0.05	0.29	3.17	0.09	0.52
	450	2.85	2.47	0.04	0.90	7.04	0.11	2.57
	691	4.50	1.87	0.02	0.27	8.42	0.09	1.22
		9.15				18.62	0.29	4.30
weighted average		**3.05**	**2.04**	**0.03**	**0.47**			
4*	117	1.80	1.76	0.05	0.29	3.17	0.09	0.52
	282	2.70	1.62	0.02	0.20	4.37	0.05	0.54
	691	4.50	1.87	0.02	0.27	8.42	0.09	1.22
		9.00				15.96	0.23	2.28
weighted average		**3.00**	**1.77**	**0.03**	**0.25**			
26*	61	2.18	4.22	0.11	0.43	9.20	0.24	0.94
	208	1.80	1.27	0.03	0.24	2.29	0.05	0.43
	239	1.80	2.89	0.07	0.33	5.20	0.13	0.59
		5.78				16.69	0.42	1.96
weighted average		**1.93**	**2.89**	**0.07**	**0.34**			
27*	61	2.18	4.22	0.11	0.43	9.20	0.24	0.94
	208	1.80	1.27	0.03	0.24	2.29	0.05	0.43
	209	1.80	1.15	0.12	0.48	2.07	0.22	0.86
		5.78				13.56	0.51	2.23
weighted average		**1.93**	**2.35**	**0.09**	**0.39**			
48*	78	1.80	1.39	0.06	0.63	2.50	0.11	1.13
	108	3.17	3.90	0.04	0.42	12.36	0.13	1.33
	221	2.13	1.76	0.04	0.42	3.75	0.09	0.89
	253	0.51	0.95	0.04	0.53	0.48	0.02	0.27
		7.61				19.10	0.34	3.63
weighted average		**1.90**	**2.51**	**0.04**	**0.48**			
49*	108	3.17	3.90	0.04	0.42	12.36	0.13	1.33
	221	2.13	1.76	0.04	0.42	3.75	0.09	0.89
	253	0.51	0.95	0.04	0.53	0.48	0.02	0.27
	714	1.80	1.04	0.03	0.58	1.87	0.05	1.04

D. Mehner Geological, Nov., 2003

Soledad (209-210, 212-214) Area, Block Grade Calculations, Manto 3								
Block	**Drill Holes**	**Interval Length (m)**	**Cu %**	**Co %**	**Zn %**	**Length x Cu**	**Length x Co**	**Length x Zn**
		7.61				18.47	0.29	3.54
weighted average		**1.90**	**2.43**	**0.04**	**0.47**			
50*	221	2.13	1.76	0.04	0.42	3.75	0.09	0.89
	253	0.51	0.95	0.04	0.53	0.48	0.02	0.27
	713	2.98	1.09	0.03	0.60	3.25	0.09	1.79
	714	1.80	1.04	0.03	0.58	1.87	0.05	1.04
		7.42				9.35	0.25	4.00
weighted average		**1.86**	**1.26**	**0.03**	**0.54**			
H*	178	1.80	1.24	0.19	0.71	2.23	0.34	1.28
	691	4.50	1.87	0.02	0.27	8.42	0.09	1.22
		6.30				10.65	0.43	2.49
weighted average		**3.15**	**1.69**	**0.07**	**0.40**			
J*	78	1.80	1.39	0.06	0.63	2.50	0.11	1.13
	221	2.13	1.76	0.04	0.42	3.75	0.09	0.89
	253	0.51	0.95	0.04	0.53	0.48	0.02	0.27
		4.44				6.74	0.21	2.30
weighted average		**1.48**	**1.52**	**0.05**	**0.52**			
K*	221	2.13	1.76	0.04	0.42	3.75	0.09	0.89
	253	0.51	0.95	0.04	0.53	0.48	0.02	0.27
	713	2.98	1.09	0.03	0.60	3.25	0.09	1.79
		5.62				7.48	0.20	2.95
weighted average		**1.87**	**1.33**	**0.03**	**0.53**			
M*	108	3.17	3.90	0.04	0.42	12.36	0.13	1.33
	213	2.25	2.92	0.05	0.56	6.57	0.11	1.26
	715	1.91	2.47	0.08	0.66	4.72	0.15	1.26
		7.33				23.65	0.39	3.85
weighted average		**2.44**	**3.23**	**0.05**	**0.53**			

Boleo Project								
Texcoco (211) Area, Block Grade Calculations, Manto 3								
Block	**Drill Holes**	**Interval Length (m)**	**Cu %**	**Co %**	**Zn %**	**Length x Cu**	**Length x Co**	**Length x Zn**
4*	88	2.07	2.42	0.04	0.42	5.01	0.08	0.87
	217	4.50	1.31	0.02	0.31	5.90	0.09	1.40
	872	1.80	1.12	0.04	0.31	2.02	0.07	0.56
		8.37				12.92	0.24	2.82
weighted average		**2.79**	**1.54**	**0.03**	**0.34**			
5*	88	2.07	2.42	0.04	0.42	5.01	0.08	0.87
	217	4.50	1.31	0.02	0.31	5.90	0.09	1.40
	439	2.05	1.31	0.03	0.26	2.69	0.06	0.53
		8.62				13.59	0.23	2.80
weighted average		**2.87**	**1.58**	**0.03**	**0.32**			
6*	217	4.50	1.31	0.02	0.31	5.90	0.09	1.40
	439	2.05	1.31	0.03	0.26	2.69	0.06	0.53
	Bol-25(914)	1.80	0.35	0.03	0.33	0.63	0.05	0.59
		8.35				9.21	0.21	2.52
weighted average		**2.78**	**1.10**	**0.02**	**0.30**			
7*	217	4.50	1.31	0.02	0.31	5.90	0.09	1.40
	219	1.80	3.57	0.16	0.46	6.43	0.29	0.83
	Bol-25(914)	1.80	0.35	0.03	0.33	0.63	0.05	0.59
		8.10				12.95	0.43	2.82
weighted average		**2.70**	**1.60**	**0.05**	**0.35**			
8*	86	3.62	1.62	0.06	0.35	5.86	0.22	1.27
	217	4.50	1.31	0.02	0.31	5.90	0.09	1.40
	219	1.80	3.57	0.16	0.46	6.43	0.29	0.83
		9.92				18.19	0.60	3.49
weighted average		**3.31**	**1.83**	**0.06**	**0.35**			
13*	220	4.40	1.51	0.10	0.43	6.64	0.44	1.89
	428	2.42	2.74	0.03	0.13	6.63	0.07	0.31
	430	4.50	1.63	0.03	0.31	7.34	0.14	1.40
		11.32				20.61	0.65	3.60
weighted average		**3.77**	**1.82**	**0.06**	**0.32**			
21*	81	1.90	3.84	0.04	0.25	7.30	0.08	0.48
	677	1.80	1.03	0.13	0.68	1.85	0.23	1.22
	723	1.80	1.54	0.09	0.50	2.77	0.16	0.90
		5.50				11.92	0.47	2.60
weighted average		**1.83**	**2.17**	**0.09**	**0.47**			
28*	84	2.09	1.49	0.12	0.72	3.11	0.25	1.50
	249	2.29	2.02	0.15	0.79	4.63	0.34	1.81
	761	4.49	1.00	0.09	0.35	4.49	0.40	1.57
		8.87				12.23	1.00	4.89
weighted average		**2.96**	**1.38**	**0.11**	**0.55**			
29*	249	2.29	2.02	0.15	0.79	4.63	0.34	1.81

Texcoco (211) Area, Block Grade Calculations, Manto 3								
Block	**Drill Holes**	**Interval Length (m)**	**Cu %**	**Co %**	**Zn %**	**Length x Cu**	**Length x Co**	**Length x Zn**
	415	1.80	2.26	0.12	0.41	4.07	0.22	0.74
	761	4.49	1.00	0.09	0.35	4.49	0.40	1.57
		8.58				13.18	0.96	4.12
weighted average		**2.86**	**1.54**	**0.11**	**0.48**			

APPENDIX B

Underground Resource Calculations, Boleo District:

Indicated Resource Blocks, Manto 2

Boleo Project

Dos de Abril (201) Area, Manto 2

Indicated Resources

Block	Drill Holes	Area (m2)	Thickness (meters)	Volume (m3)	Specific Gravity	Tonnes	Grade			Grade x Tonnes		
							Cu %	Co %	Zn %	Cu x T	Co x T	Zn x T
1	287, 343, 646	11,713	1.93	22,606	1.41	31,875	1.87	0.03	0.40	59,605.48	956.24	12,749.83
2	343, 645, 646	9,119	1.93	17,600	1.41	24,816	0.70	0.03	0.47	17,370.87	744.47	11,663.30
3	355, 645, 646	8,272	1.93	15,965	1.41	22,511	0.65	0.03	0.36	14,631.89	675.32	8,103.81
4	287, 355, 646	9,022	1.93	17,412	1.41	24,552	1.82	0.02	0.29	44,683.85	491.03	7,119.95
	Total Tonnes					**103,752**				136,292.09	2,867.05	39,636.90
	Weighted Average		**1.93**				**1.31**	**0.03**	**0.38**			

** denotes blocks recalculated by D. Mehner*

Boleo Project

Purgatorio Area, Manto 2

Indicated Resources

Block	Drill Holes	Area (m2)	Thickness (meters)	Volume (m3)	Specific Gravity	Tonnes	Grade			Grade x Tonnes		
							Cu %	Co %	Zn %	Cu x T	Co x T	Zn x T
1	285, 290, 291	42,257	2.67	112,826	1.41	159,085	4.46	0.10	0.80	709,518.78	15,908.49	127,267.94
2	290, 291, 575	50,331	2.00	100,662	1.41	141,933	3.56	0.08	0.71	505,282.98	11,354.67	100,772.73
3	291, 292, 575	56,328	2.00	112,656	1.41	158,845	2.32	0.06	0.66	368,520.31	9,530.70	104,837.67
4	292, 554, 575	101,772	2.00	203,544	1.41	286,997	1.66	0.05	0.97	476,415.09	14,349.85	278,387.13
	Total Tonnes					**746,860**				2,059,737.15	51,143.72	611,265.47
	Weighted Average		**2.11**				**2.76**	**0.07**	**0.82**			

** denotes blocks recalculated by D. Mehner*

APPENDIX C

Underground Resource Calculations, Boleo District:

Indicated Resource Blocks, Manto 3

Boleo Project

Arroyo El Boleo (202, 203, 204) Area, Manto 3

Indicated Resources

Block	Drill Holes	Area (m2)	Thickness (meters)	Volume (m3)	Specific Gravity	Tonnes	Grade			Grade x Tonnes		
							Cu %	Co %	Zn %	Cu x T	Co x T	Zn x T
1*	328, 443, 641	17,796	3.68	65,489	1.41	92,340	2.15	0.10	0.15	198,530.75	9,233.99	13,850.98
2	443, 641, 654	15,323	2.78	42,598	1.41	60,063	1.70	0.10	0.17	102,107.26	6,006.31	10,210.73
3	443, 654, 828	17,819	2.59	46,151	1.41	65,073	1.05	0.12	0.27	68,326.87	7,808.78	17,569.77
4	654, 655, 828	6,589	2.33	15,352	1.41	21,647	1.09	0.12	0.23	23,595.06	2,597.62	4,978.77
5	655, 787, 828	10,306	2.79	28,754	1.41	40,543	1.63	0.15	0.39	66,084.72	6,081.42	15,811.68
6	787, 828, 856	15,901	2.79	44,364	1.41	62,553	1.26	0.15	0.42	78,816.71	9,382.94	26,272.24
7	Bol-4, 780, 789	5,575	1.90	10,593	1.41	14,935	2.23	0.14	0.31	33,306.00	2,090.96	4,629.98
8	789, 790, 884	4,565	1.83	8,354	1.41	11,779	2.00	0.15	0.32	23,558.14	1,766.86	3,769.30
9	418, 790, 884	8,940	1.82	16,271	1.41	22,942	1.28	0.15	0.23	29,365.54	3,441.27	5,276.62
10	418, 884, 885	16,183	2.14	34,632	1.41	48,831	2.34	0.13	0.20	114,263.57	6,347.98	9,766.12
11	634, 884, 885	16,519	2.12	35,020	1.41	49,379	2.41	0.09	0.33	119,002.41	4,444.07	16,294.94
12	Bol-3, 418, 885	5,359	2.20	11,790	1.41	16,624	2.43	0.19	0.29	40,395.39	3,158.49	4,820.85
13	Bol-3,418, 792	5,488	1.89	10,372	1.41	14,625	1.64	0.20	0.21	23,984.95	2,924.99	3,071.24
14	Bol-3, 788,792	6,301	2.46	15,500	1.41	21,856	1.45	0.20	0.39	31,690.69	4,371.13	8,523.70
15	Bol-3, 632, 788	8,632	2.46	21,235	1.41	29,941	1.69	0.25	0.43	50,600.21	7,485.24	12,874.61
16	269, 632, 788	8,406	2.93	24,630	1.41	34,728	1.69	0.21	0.34	58,689.83	7,292.82	11,807.42
17	269, 632, 850, 851	12,889	1.88	24,231	1.41	34,166	1.22	0.18	0.32	41,682.72	6,149.91	10,933.17
18	Bol-3, 632, 885	8,848	2.18	19,289	1.41	27,197	2.91	0.23	0.38	79,143.22	6,255.31	10,334.85
19	632, 631, 852, 888	9,718	1.86	18,075	1.41	25,486	1.88	0.16	0.30	47,914.48	4,077.83	7,645.93
20	631, 632, 851	11,105	1.85	20,544	1.41	28,967	1.59	0.20	0.40	46,058.15	5,793.48	11,586.96
21	420, 885, 888	8,808	2.70	23,782	1.41	33,532	2.47	0.11	0.30	82,824.18	3,688.53	10,059.62
22	630, 850, 851	3,784	2.63	9,952	1.41	14,032	1.04	0.16	0.44	14,593.50	2,245.15	6,174.17
23	630, 849, 850	5,525	2.21	12,210	1.41	17,216	1.35	0.16	0.36	23,242.21	2,754.63	6,197.92
24	269, 849, 850	6,550	1.86	12,183	1.41	17,178	1.05	0.13	0.22	18,036.93	2,233.14	3,779.17
25	269, 624, 849	4,967	2.48	12,318	1.41	17,369	0.98	0.16	0.33	17,021.23	2,778.98	5,731.64
26	419,624, 849	5,834	3.23	18,844	1.41	26,570	0.99	0.16	0.32	26,304.09	4,251.17	8,502.33
27	419, 627, 849	7,319	2.56	18,737	1.41	26,419	1.14	0.14	0.27	30,117.28	3,698.61	7,133.04
28	433, 630, 851	6,122	2.50	15,305	1.41	21,580	1.06	0.17	0.53	22,874.85	3,668.61	11,437.43
29	433, 630, 784	3,972	2.29	9,096	1.41	12,825	1.40	0.19	0.46	17,955.27	2,436.79	5,899.59
30	433, 631, 851	6,449	2.15	13,865	1.41	19,550	0.91	0.14	0.45	17,790.63	2,737.02	8,797.56
31	433,631, 840	4,288	2.55	10,934	1.41	15,418	1.15	0.12	0.37	17,730.13	1,850.10	5,704.48
32*	433, 618, 619, 839, 840	11,812	3.49	41,224	1.41	58,126	1.75	0.15	0.41	101,719.92	8,718.85	23,831.53

D. Mehner Geological, Nov., 2003

Arroyo El Boleo (202, 203, 204) Area, Manto 3

Indicated Resources

Block	Drill Holes	Area (m2)	Thickness (meters)	Volume (m3)	Specific Gravity	Tonnes	Grade			Grade x Tonnes		
							Cu %	Co %	Zn %	Cu x T	Co x T	Zn x T
33*	618, 631, 840	7,609	3.15	23,968	1.41	33,795	1.96	0.14	0.35	66,238.93	4,731.35	11,828.38
34*	618, 619, 822, 839	10,992	3.43	37,703	1.41	53,161	1.98	0.16	0.43	105,258.01	8,505.70	22,859.06
35	433, 833, 834, 897	33,081	2.70	89,319	1.41	125,939	1.17	0.16	0.41	147,349.06	20,150.30	51,635.14
36	620, 833, 834, 605	11,422	2.61	29,811	1.41	42,034	1.39	0.18	0.38	58,427.40	7,566.14	15,972.96
37	599, 605, 834	14,146	2.84	40,175	1.41	56,646	1.74	0.17	0.30	98,564.46	9,629.86	16,993.87
38	599, 605, 832	5,716	2.28	13,032	1.41	18,376	1.91	0.18	0.32	35,097.77	3,307.64	5,880.25
39	37, 598, 605, 832	10,732	2.16	23,181	1.41	32,685	0.87	0.14	0.38	28,436.28	4,575.95	12,420.44
40	228, 598, 832	8,378	1.80	15,080	1.41	21,263	1.13	0.12	0.35	24,027.60	2,551.60	7,442.18
41	228, 592, 598	7,260	1.80	13,068	1.41	18,426	1.01	0.11	0.42	18,610.14	2,026.85	7,738.87
42	598, 600, 605, 830	13,726	2.53	34,727	1.41	48,965	1.30	0.14	0.38	63,654.19	6,855.07	18,606.61
43	97, 592, 598, 831	7,693	2.15	16,540	1.41	23,321	0.80	0.14	0.50	18,657.06	3,264.99	11,660.66
44	228, 96, 592	8,362	1.84	15,386	1.41	21,694	1.46	0.13	0.45	31,673.78	2,820.27	9,762.47
45	97, 592, 597	9,094	2.50	22,735	1.41	32,056	1.85	0.12	0.38	59,304.25	3,846.76	12,181.41
46	97, 597, 830	7,925	2.89	22,903	1.41	32,294	2.10	0.13	0.36	67,816.52	4,198.17	11,625.69
47	230, 830, 833	11,039	2.24	24,727	1.41	34,866	1.82	0.16	0.39	63,455.35	5,578.49	13,597.58
48	230, Bol-12, 606, 822, 833	17,146	2.36	40,465	1.41	57,055	1.85	0.17	0.38	105,551.80	9,699.36	21,680.91
49*	230, 597, 607, 829, 830	13,318	2.72	36,225	1.41	51,077	2.21	0.13	0.26	112,880.60	6,640.04	13,280.07
50	61, 99, 597, 829	26,309	2.07	54,460	1.41	76,788	2.99	0.17	0.36	229,596.35	13,053.97	27,643.71
51	61, 230, 822	10,202	2.03	20,710	1.41	29,201	2.59	0.15	0.39	75,631.07	4,380.18	11,388.46
52	235, 611, 822, 846	11,192	2.20	24,622	1.41	34,718	0.97	0.14	0.46	33,676.06	4,860.46	15,970.09
53*	235, 618, 821, 822, 846B	7,026	2.40	16,862	1.41	23,776	1.67	0.14	0.46	39,705.89	3,328.64	10,936.95
54	237, 611, 846, 847	9,430	2.74	25,838	1.41	36,432	1.01	0.12	0.34	36,796.18	4,371.82	12,386.83
55	243, 611, 613, 847	11,029	2.23	24,595	1.41	34,678	1.85	0.11	0.35	64,155.20	3,814.63	12,137.47
56*	618, 631, 846B	9,291	2.70	25,086	1.41	35,371	1.92	0.13	0.36	67,912.01	4,598.21	12,733.50
57	631, 846, 847	7,949	1.80	14,308	1.41	20,175	1.08	0.09	0.29	21,788.53	1,815.71	5,850.62
58	243, 613, 631, 847	11,724	1.91	22,393	1.41	31,574	1.98	0.07	0.32	62,516.33	2,210.17	10,103.65
59	605, 830, 833	8,682	2.71	23,528	1.41	33,175	1.65	0.19	0.45	54,738.40	6,303.21	14,928.66
60	97, 598, 830	6,807	2.65	18,039	1.41	25,434	1.23	0.15	0.42	31,284.26	3,815.15	10,682.43
61	230, 611, 829	5,095	2.22	11,311	1.41	15,948	1.56	0.19	0.35	24,879.46	3,030.19	5,581.93
62	99, 585, 819	6,654	1.88	12,510	1.41	17,638	1.00	0.20	0.36	17,638.42	3,527.68	6,349.83
63	205, 585, 819, 896	6,829	2.11	14,409	1.41	20,317	0.83	0.12	0.48	16,863.08	2,438.03	9,752.14
64	205, 583, 819	9,186	2.24	20,577	1.41	29,013	1.70	0.17	0.53	49,322.21	4,932.22	15,376.92
65	205, 207, 583, 586	12,635	2.32	29,313	1.41	41,332	1.68	0.14	0.48	69,437.11	5,786.43	19,839.17
66	204, 207, 583	6,362	2.19	13,933	1.41	19,645	3.18	0.14	0.28	62,471.80	2,750.33	5,500.66

D. Mehner Geological, Nov., 2003

Arroyo El Boleo (202, 203, 204) Area, Manto 3

Indicated Resources

Block	Drill Holes	Area (m2)	Thickness (meters)	Volume (m3)	Specific Gravity	Tonnes	Grade			Grade x Tonnes		
							Cu %	Co %	Zn %	Cu x T	Co x T	Zn x T
67	204, 207, 581, 867	8,297	2.48	20,577	1.41	29,013	2.66	0.09	0.33	77,174.45	2,611.17	9,574.27
68	207, 578, 867	5,906	2.64	15,592	1.41	21,984	1.59	0.10	0.37	34,955.35	2,198.45	8,134.26
69	93, 578, 867	8,012	3.00	24,036	1.41	33,891	1.58	0.13	0.37	53,547.40	4,405.80	12,539.58
70	93, 581, 867	5,432	2.97	16,133	1.41	22,748	1.90	0.12	0.37	43,220.41	2,729.71	8,416.61
71	93, 95, 581	8,773	2.50	21,933	1.41	30,925	2.49	0.16	0.24	77,002.81	4,947.97	7,421.96
72	95, 203, 581	9,302	2.39	22,232	1.41	31,347	2.84	0.18	0.21	89,024.94	5,642.43	6,582.83
73	95, 203, 580	9,050	2.39	21,630	1.41	30,498	2.07	0.17	0.23	63,130.02	5,184.59	7,014.45
74	203, 580, 844	1,231	2.12	2,610	1.41	3,680	1.71	0.16	0.19	6,292.30	588.75	699.14
75	227, 580, 844, 845, 848	15,323	2.08	31,872	1.41	44,939	1.53	0.18	0.20	68,757.12	8,089.07	8,987.86
76*	619, 822, 833, 837, 838	17,702	2.62	46,379	1.41	65,395	1.82	0.16	0.39	119,018.41	10,463.16	25,503.94
77	632, 885, 888	12,629	2.12	26,773	1.41	37,751	3.21	0.18	0.28	121,179.45	6,795.11	10,570.17
	Total Tonnes					**2,584,527**				4,484,045.10	382,394.75	891,053.00
	Weighted Average		**2.43**				**1.73**	**0.15**	**0.34**			

** denotes blocks recalculated by D. Mehner*

Boleo Project

Dos de Abril Area (201), Manto 3

Indicated Resources

Block	Drill Holes	Area (m2)	Thickness (meters)	Volume (m3)	Specific Gravity	Tonnes	Grade			Grade x Tonnes		
							Cu %	Co %	Zn %	Cu x T	Co x T	Zn x T
1	343, 614, 650	16,145	2.75	44,399	1.41	62,602	2.30	0.11	0.72	143,985.15	6,886.25	45,073.61
2	343, 645, 650	18,698	3.31	61,890	1.41	87,265	2.33	0.11	0.60	203,328.47	9,599.20	52,359.26
3	287, 354, 614	13,068	2.61	34,107	1.41	48,092	2.96	0.08	0.47	142,350.98	3,847.32	22,603.03
4	287, 383, 614	12,044	2.78	33,482	1.41	47,210	2.59	0.07	0.49	122,274.08	3,304.70	23,132.93
5	343, 645, 646	9,001	2.81	25,293	1.41	35,663	1.54	0.09	0.39	54,920.81	3,209.66	13,908.52
6	287, 343, 676	17,830	3.19	56,878	1.41	80,198	2.55	0.05	0.43	204,503.77	4,009.88	34,484.95
7	343, 646, 676	7,850	2.67	20,960	1.41	29,553	1.46	0.06	0.42	43,147.23	1,773.17	12,412.22
8	355, 645, 646	8,077	2.36	19,062	1.41	26,877	0.96	0.08	0.36	25,801.94	2,150.16	9,675.73
9	355, 645, 860	9,754	2.72	26,531	1.41	37,409	1.58	0.11	0.37	59,105.49	4,114.94	13,841.16
10	407, 645, 860	12,265	2.72	33,361	1.41	47,039	1.98	0.14	0.43	93,136.68	6,585.42	20,226.65
11	407, 643, 860	11,330	2.16	24,473	1.41	34,507	2.16	0.18	0.41	74,534.36	6,211.20	14,147.73
12	268, 643, 860	5,042	2.24	11,294	1.41	15,925	3.30	0.17	0.37	52,551.35	2,707.19	5,892.12
13	268, 638, 643	5,301	2.24	11,874	1.41	16,743	2.86	0.11	0.33	47,884.06	1,841.69	5,525.08
14	268, 638, 643	11,022	1.88	20,721	1.41	29,217	4.53	0.14	0.33	132,353.54	4,090.40	9,641.65
15*	400, 638, 642, 643	12,088	2.41	29,132	1.41	41,076	2.19	0.12	0.36	89,956.95	4,929.15	14,787.44
16	400, 643, 778	17,189	3.23	55,520	1.41	78,284	1.78	0.18	0.99	139,345.28	14,091.10	77,501.02
17	400, 601, 778	10,325	3.62	37,377	1.41	52,701	1.66	0.14	0.53	87,483.44	7,378.12	27,931.46
18*	386, 601, 778	10,453	3.93	41,080	1.41	57,923	2.12	0.11	0.47	122,797.20	6,371.55	27,223.91
19*	259, 386, 778	8,893	3.55	31,570	1.41	44,514	2.10	0.11	0.36	93,479.21	4,896.53	16,025.01
20*	259, 385-B, 386	12,064	2.70	32,573	1.41	45,928	2.19	0.04	0.33	100,581.55	1,837.11	15,156.12
21	400, 601, 859	12,367	2.77	34,257	1.41	48,302	1.49	0.10	0.61	71,969.67	4,830.18	29,464.09
22	400, 638, 859	9,029	2.39	21,579	1.41	30,427	2.69	0.11	0.48	81,848.16	3,346.95	14,604.88
23	638, 639, 859	12,234	2.07	25,324	1.41	35,707	3.11	0.09	0.40	111,049.94	3,213.66	14,282.95
24	266, 267, 610, 639	18,001	2.22	39,962	1.41	56,347	2.62	0.08	0.35	147,628.43	4,507.74	19,721.36
25	268, 610, 639	8,257	2.31	19,074	1.41	26,894	2.84	0.09	0.30	76,378.60	2,420.45	8,068.16
26	268, 355, 610	10,739	2.05	22,015	1.41	31,041	2.33	0.07	0.27	72,325.72	2,172.88	8,381.09
27	355, 610, 676	10,865	2.38	25,859	1.41	36,461	0.94	0.04	0.35	34,273.12	1,458.43	12,761.27
28	287, 354, 676	12,409	3.03	37,599	1.41	53,015	2.86	0.06	0.41	151,622.82	3,180.90	21,736.14
29	354, 615, 676	10,402	2.50	26,005	1.41	36,667	1.65	0.05	0.38	60,500.63	1,833.35	13,933.48
30	354, 615, 628	10,032	2.20	22,070	1.41	31,119	1.80	0.08	0.32	56,014.68	2,489.54	9,958.16
31	289, 354, 628	13,280	2.52	33,466	1.41	47,186	2.07	0.09	0.32	97,676.05	4,246.78	15,099.68
32	267, 610, 676	7,465	2.43	18,140	1.41	25,577	2.21	0.07	0.38	56,525.90	1,790.41	9,719.39

D. Mehner Geological, Nov., 2003

Dos de Abril Area (201), Manto 3

Indicated Resources

Block	Drill Holes	Area (m2)	Thickness (meters)	Volume (m3)	Specific Gravity	Tonnes	Grade			Grade x Tonnes		
							Cu %	Co %	Zn %	Cu x T	Co x T	Zn x T
33	266, 639, 859	9,445	2.13	20,118	1.41	28,366	2.17	0.09	0.45	61,554.59	2,552.96	12,764.78
34	398, 595, 858	4,312	2.25	9,702	1.41	13,680	1.60	0.07	0.39	21,887.71	957.59	5,335.13
35	398, 399, 857	4,259	3.19	13,586	1.41	19,157	1.35	0.09	0.28	25,861.35	1,724.09	5,363.84
36	399, 773, 857	8,044	2.51	20,190	1.41	28,469	1.21	0.10	0.32	34,446.91	2,846.85	9,109.93
37*	399, 772, 773	4,820	3.09	14,894	1.41	21,000	1.41	0.11	0.34	29,610.36	2,310.03	7,140.09
38*	772, 773, 774	4,544	3.40	15,450	1.41	21,784	1.78	0.08	0.43	38,775.41	1,742.71	9,367.09
39	398, 595, 773, 851	15,485	2.71	41,964	1.41	59,170	1.23	0.07	0.39	72,778.77	4,141.88	23,076.20
40	355, 646, 676	7,989	2.22	17,736	1.41	25,007	0.83	0.04	0.39	20,755.95	1,000.29	9,752.80
41	268, 638, 639	8,583	2.15	18,453	1.41	26,019	4.35	0.09	0.31	113,184.24	2,341.74	8,066.00
42	407, 643, 778	12,535	3.21	40,237	1.41	56,735	1.79	0.16	0.43	101,555.05	9,077.55	24,395.91
43	407, 645, 650	31,998	3.04	97,274	1.41	137,156	2.41	0.12	0.67	330,546.51	16,458.75	91,894.67
A	259, 778	7,244	3.07	22,239	1.41	31,357	1.59	0.16	0.34	49,857.79	5,017.14	10,661.41
B	259, 385	10,939	1.80	19,690	1.41	27,763	1.44	0.05	0.27	39,978.98	1,388.16	7,496.06
C*	385-B, 386	16,829	3.15	53,011	1.41	74,746	2.62	0.04	0.37	195,834.53	2,989.84	27,656.02
D*	386, 601	9,051	3.73	33,760	1.41	47,602	2.21	0.05	0.51	105,200.25	2,380.10	24,276.98
E	601, 859	9,152	2.38	21,782	1.41	30,712	1.42	0.09	0.68	43,611.44	2,764.11	20,884.35
F	266, 859	12,462	1.90	23,678	1.41	33,386	2.18	0.09	0.54	72,780.82	3,004.71	18,028.28
	Total Tonnes					**2,059,576**				4,409,555.92	198,024.50	954,549.77
	Weighted Average		**2.70**				**2.14**	**0.10**	**0.46**			

* denotes blocks recalculated by D. Mehner

D. Mehner Geological, Nov., 2003

Boleo Project

Providencia-Purgatorio (216-218, 220) Area, Manto 3

Indicated Resources

Block	Drill Holes	Area (m2)	Thickness (meters)	Volume (m3)	Specific Gravity	Tonnes	Grade			Grade x Tonnes		
							Cu %	Co %	Zn %	Cu x T	Co x T	Zn x T
1*	143, 54, 52	39,191	2.70	105,816	1.41	149,200	2.08	0.05	0.22	310,336.28	7,460.01	32,824.03
3*	52, 285, 54	42,149	3.15	132,769	1.41	187,205	2.06	0.05	0.23	385,641.85	9,360.24	43,057.10
4	285, 54, 290	32,121	2.25	72,272	1.41	101,904	2.61	0.07	0.31	265,969.11	7,133.27	31,590.20
5	286, 285, 290	30,862	2.25	69,440	1.41	97,910	2.09	0.07	0.35	204,631.26	6,853.68	34,268.39
10*	52, 53, 275, 277	52,210	2.73	142,533	1.41	200,972	2.49	0.05	0.34	500,420.16	10,048.60	68,330.46
14	146, 273, 276	38,519	2.75	105,927	1.41	149,357	2.20	0.10	0.61	328,586.33	14,935.74	91,108.03
15	53, 273, 276	32,162	2.79	89,732	1.41	126,522	2.25	0.09	0.64	284,674.71	11,386.99	80,974.14
16*	1, 337, 863	10,270	2.07	21,259	1.41	29,975	2.61	0.07	0.34	78,234.88	2,098.25	10,191.52
18	273, 284, 286	32,414	2.56	82,980	1.41	117,002	2.26	0.10	0.44	264,423.56	11,700.16	51,480.69
20	146, 273, 284	42,374	2.75	116,529	1.41	164,305	2.10	0.10	0.50	345,040.89	16,430.52	82,152.59
22	284, 292, 358	93,688	2.01	188,313	1.41	265,521	3.06	0.08	0.49	812,494.75	21,241.69	130,105.37
23	284, 350, 358	27,664	2.01	55,605	1.41	78,403	2.88	0.06	0.56	225,799.32	4,704.15	43,905.42
25	6, 292, 554	50,602	1.80	91,084	1.41	128,428	2.70	0.09	0.42	346,755.27	11,558.51	53,939.71
26	6, 292, 861	55,016	2.02	111,132	1.41	156,697	2.16	0.09	0.33	338,464.59	14,102.69	51,709.87
27	5, 292, 357, 861	45,789	2.05	93,867	1.41	132,353	2.22	0.06	0.26	293,823.89	7,941.19	34,411.81
28	292, 357, 358	31,424	2.04	64,105	1.41	90,388	3.51	0.06	0.35	317,261.86	5,423.28	31,635.80
29	356, 357, 358	14,722	2.24	32,977	1.41	46,498	3.85	0.06	0.36	179,017.16	2,789.88	16,739.27
30	350, 356, 358	10,069	2.21	22,252	1.41	31,376	3.14	0.05	0.47	98,520.67	1,568.80	14,746.73
31	346, 356, 357, 868	16,807	2.38	40,001	1.41	56,401	2.41	0.05	0.22	135,926.24	2,820.05	12,408.20
33	348, 349, 356	11,836	1.83	21,660	1.41	30,540	2.53	0.06	0.27	77,267.29	1,832.43	8,245.92
34	2, 345, 348	16,105	3.64	58,622	1.41	82,657	3.06	0.09	0.42	252,931.34	7,439.16	34,716.07
35*	2, 348, 391	40,511	3.80	153,942	1.41	217,058	2.46	0.06	0.31	533,962.53	13,023.48	67,287.96
36*	391, 741, 742	36,633	3.24	118,691	1.41	167,354	2.23	0.04	0.23	373,199.86	6,694.17	38,491.47
37	14, 741, 742	22,446	2.34	52,524	1.41	74,058	2.24	0.04	0.31	165,890.66	2,962.33	22,958.08
38	14, 393, 742	23,179	1.87	43,345	1.41	61,116	2.13	0.03	0.25	130,177.23	1,833.48	15,279.02
39*	391, 604, 741	38,318	3.24	124,150	1.41	175,052	2.17	0.05	0.21	379,862.73	8,752.60	36,760.91
40*	2, 391, 604	58,277	3.58	208,632	1.41	294,171	2.57	0.05	0.32	756,018.55	14,708.53	94,134.60
41*	1, 2, 604	71,998	2.95	212,394	1.41	299,476	2.82	0.07	0.39	844,521.42	20,963.30	116,795.52
42*	1, 2, 344	12,687	3.09	39,203	1.41	55,276	2.78	0.07	0.39	153,667.25	3,869.32	21,557.64
43	2, 344, 345	15,050	3.56	53,578	1.41	75,545	3.16	0.08	0.43	238,722.14	6,043.60	32,484.34
44	344, 345, 861	12,063	2.90	34,983	1.41	49,326	2.64	0.08	0.30	130,219.60	3,946.05	14,797.68
45	345, 861, 868	6,666	2.87	19,131	1.41	26,975	2.60	0.10	0.29	70,135.79	2,697.53	7,822.84

Providencia-Purgatorio (216-218, 220) Area, Manto 3

Indicated Resources

Block	Drill Holes	Area (m2)	Thickness (meters)	Volume (m3)	Specific Gravity	Tonnes	Grade			Grade x Tonnes		
							Cu %	Co %	Zn %	Cu x T	Co x T	Zn x T
46	357, 861, 868	17,978	2.17	39,012	1.41	55,007	2.35	0.06	0.21	129,267.12	3,300.44	11,551.53
49*	1, 336, 862, 863	11,793	2.01	23,704	1.41	33,423	2.37	0.09	0.33	79,211.42	3,008.03	11,029.44
50	6, 862, 863	14,983	1.81	27,119	1.41	38,238	3.02	0.13	0.42	115,479.11	4,970.95	16,060.01
51	6, 335, 863	18,800	1.98	37,224	1.41	52,486	3.29	0.13	0.48	172,678.41	6,823.16	25,193.20
52	335, 339, 863	17,443	1.98	34,537	1.41	48,697	2.85	0.10	0.44	138,787.50	4,869.74	21,426.84
53	337, 339, 863	13,669	1.80	24,604	1.41	34,692	2.27	0.06	0.36	78,750.66	2,081.52	12,489.09
54	334, 335, 339	19,164	1.98	37,945	1.41	53,502	2.17	0.08	0.38	116,099.46	4,280.16	20,330.78
55	7, 334, 335	15,226	2.33	35,477	1.41	50,022	3.85	0.11	0.35	192,584.61	5,502.42	17,507.69
56	6, 7, 335	26,788	2.33	62,416	1.41	88,007	4.14	0.13	0.36	364,347.39	11,440.86	31,682.38
57	6, 7, 554	48,347	2.15	103,946	1.41	146,564	4.30	0.10	0.34	630,224.90	14,656.39	49,831.74
58	333, 554, 555	50,633	2.69	136,203	1.41	192,046	3.72	0.06	0.37	714,410.77	11,522.75	71,056.99
59	7, 333, 554	30,245	2.31	69,866	1.41	98,511	4.56	0.09	0.25	449,210.11	8,865.99	24,627.75
60	7, 333, 334	12,977	2.31	29,977	1.41	42,267	4.30	0.10	0.22	181,749.76	4,226.74	9,298.83
61	333, 334, 341, 342	16,711	1.92	32,085	1.41	45,240	2.42	0.06	0.18	109,480.85	2,714.40	8,143.20
63	384, 413, 423	29,763	1.92	57,145	1.41	80,574	3.16	0.04	0.42	254,615.08	3,222.98	33,841.25
64	17, 370, 380	21,185	3.24	68,639	1.41	96,782	4.72	0.04	0.33	456,808.93	3,871.26	31,937.91
65	17, 18, 370	14,614	3.15	46,034	1.41	64,908	3.84	0.04	0.36	249,247.03	2,596.32	23,366.91
66	18, 368, 369, 370	23,404	2.59	60,616	1.41	85,469	3.53	0.03	0.35	301,705.81	2,564.07	29,914.17
71	345, 348, 868	8,223	2.87	23,600	1.41	33,276	2.62	0.10	0.29	87,183.16	3,327.60	9,650.04
73	8, 333, 555	32,012	2.69	86,112	1.41	121,418	3.40	0.08	0.33	412,822.27	9,713.47	40,068.04
74*	8, 332, 333, 341, 754	25,129	1.97	49,504	1.41	69,801	2.33	0.06	0.15	162,635.92	4,188.05	10,470.12
iii*	22, 24, 617	35,091	2.20	77,200	1.41	108,852	2.31	0.05	0.34	251,448.77	5,442.61	37,009.78
v*	22, 25, 617	73,298	2.20	161,256	1.41	227,370	2.29	0.05	0.36	520,678.21	11,368.52	81,853.34
xii*	12, 368, 369, 370	19,669	2.82	55,467	1.41	78,208	3.37	0.03	0.37	263,560.55	2,346.24	28,936.91
	Total Tonnes					**5,864,381**				16,255,587.00	401,228.33	2,084,189.32
	Weighted Average		**2.45**				**2.77**	**0.07**	**0.36**			

* denotes blocks recalculated by D. Mehner

D. Mehner Geological, Nov., 2003

Boleo Project

Providencia-Purgatorio (216-218, 220) Area, Manto 3

Indicated Resources

Block	Drill Holes	Area (m2)	Thickness (meters)	Volume (m3)	Specific Gravity	Tonnes	Grade			Grade x Tonnes		
							Cu %	Co %	Zn %	Cu x T	Co x T	Zn x T
1*	143, 54, 52	39,191	2.70	105,816	1.41	149,200	2.08	0.05	0.22	310,336.28	7,460.01	32,824.03
2*	274, 52, 143	26,111	2.70	70,500	1.41	99,405	1.60	0.04	0.21	159,047.32	3,976.18	20,874.96
3*	52, 285, 54	42,149	3.15	132,769	1.41	187,205	2.06	0.05	0.23	385,641.85	9,360.24	43,057.10
4	285, 54, 290	32,121	2.25	72,272	1.41	101,904	2.61	0.07	0.31	265,969.11	7,133.27	31,590.20
5	286, 285, 290	30,862	2.25	69,440	1.41	97,910	2.09	0.07	0.35	204,631.26	6,853.68	34,268.39
7	285, 286, 53	35,557	2.48	88,181	1.41	124,336	1.53	0.06	0.45	190,233.65	7,460.14	55,951.07
8*	53, 285, 52	51,874	3.38	175,334	1.41	247,221	1.62	0.05	0.35	400,498.20	12,361.06	86,527.39
9*	52, 274, 275	38,717	2.19	84,790	1.41	119,554	1.72	0.04	0.23	205,633.27	4,782.17	27,497.47
10*	52, 53, 275, 277	52,210	2.73	142,533	1.41	200,972	2.49	0.05	0.34	500,420.16	10,048.60	68,330.46
14	146, 273, 276	38,519	2.75	105,927	1.41	149,357	2.20	0.10	0.61	328,586.33	14,935.74	91,108.03
15	53, 273, 276	32,162	2.79	89,732	1.41	126,522	2.25	0.09	0.64	284,674.71	11,386.99	80,974.14
16*	1, 337, 863	10,270	2.07	21,259	1.41	29,975	2.61	0.07	0.34	78,234.88	2,098.25	10,191.52
17	53, 273, 286	30,482	2.79	85,045	1.41	119,913	1.92	0.10	0.47	230,233.23	11,991.31	56,359.18
18	273, 284, 286	32,414	2.56	82,980	1.41	117,002	2.26	0.10	0.44	264,423.56	11,700.16	51,480.69
20	146, 273, 284	42,374	2.75	116,529	1.41	164,305	2.10	0.10	0.50	345,040.89	16,430.52	82,152.59
22	284, 292, 358	93,688	2.01	188,313	1.41	265,521	3.06	0.08	0.49	812,494.75	21,241.69	130,105.37
23	284, 350, 358	27,664	2.01	55,605	1.41	78,403	2.88	0.06	0.56	225,799.32	4,704.15	43,905.42
25	6, 292, 554	50,602	1.80	91,084	1.41	128,428	2.70	0.09	0.42	346,755.27	11,558.51	53,939.71
26	6, 292, 861	55,016	2.02	111,132	1.41	156,697	2.16	0.09	0.33	338,464.59	14,102.69	51,709.87
27	5, 292, 357, 861	45,789	2.05	93,867	1.41	132,353	2.22	0.06	0.26	293,823.89	7,941.19	34,411.81
28	292, 357, 358	31,424	2.04	64,105	1.41	90,388	3.51	0.06	0.35	317,261.86	5,423.28	31,635.80
29	356, 357, 358	14,722	2.24	32,977	1.41	46,498	3.85	0.06	0.36	179,017.16	2,789.88	16,739.27
30	350, 356, 358	10,069	2.21	22,252	1.41	31,376	3.14	0.05	0.47	98,520.67	1,568.80	14,746.73
31	346, 356, 357, 868	16,807	2.38	40,001	1.41	56,401	2.41	0.05	0.22	135,926.24	2,820.05	12,408.20
32	346, 348, 356, 868	18,846	2.51	47,303	1.41	66,698	1.89	0.05	0.21	126,058.99	3,334.89	14,006.55
33	348, 349, 356	11,836	1.83	21,660	1.41	30,540	2.53	0.06	0.27	77,267.29	1,832.43	8,245.92
34	2, 345, 348	16,105	3.64	58,622	1.41	82,657	3.06	0.09	0.42	252,931.34	7,439.16	34,716.07
35*	2, 348, 391	40,511	3.80	153,942	1.41	217,058	2.46	0.06	0.31	533,962.53	13,023.48	67,287.96
36*	391, 741, 742	36,633	3.24	118,691	1.41	167,354	2.23	0.04	0.23	373,199.86	6,694.17	38,491.47
37	14, 741, 742	22,446	2.34	52,524	1.41	74,058	2.24	0.04	0.31	165,890.66	2,962.33	22,958.08
38	14, 393, 742	23,179	1.87	43,345	1.41	61,116	2.13	0.03	0.25	130,177.23	1,833.48	15,279.02
39*	391, 604, 741	38,318	3.24	124,150	1.41	175,052	2.17	0.05	0.21	379,862.73	8,752.60	36,760.91

Providencia-Purgatorio (216-218, 220) Area, Manto 3

Indicated Resources

Block	Drill Holes	Area (m2)	Thickness (meters)	Volume (m3)	Specific Gravity	Tonnes	Grade			Grade x Tonnes		
							Cu %	Co %	Zn %	Cu x T	Co x T	Zn x T
40*	2, 391, 604	58,277	3.58	208,632	1.41	294,171	2.57	0.05	0.32	756,018.55	14,708.53	94,134.60
41*	1, 2, 604	71,998	2.95	212,394	1.41	299,476	2.82	0.07	0.39	844,521.42	20,963.30	116,795.52
42*	1, 2, 344	12,687	3.09	39,203	1.41	55,276	2.78	0.07	0.39	153,667.25	3,869.32	21,557.64
43	2, 344, 345	15,050	3.56	53,578	1.41	75,545	3.16	0.08	0.43	238,722.14	6,043.60	32,484.34
44	344, 345, 861	12,063	2.90	34,983	1.41	49,326	2.64	0.08	0.30	130,219.60	3,946.05	14,797.68
45	345, 861, 868	6,666	2.87	19,131	1.41	26,975	2.60	0.10	0.29	70,135.79	2,697.53	7,822.84
46	357, 861, 868	17,978	2.17	39,012	1.41	55,007	2.35	0.06	0.21	129,267.12	3,300.44	11,551.53
47	344, 861, 862	17,114	2.17	37,137	1.41	52,364	1.76	0.07	0.24	92,160.12	3,665.46	12,567.29
48	6, 340, 861, 862	17,325	1.92	33,264	1.41	46,902	1.69	0.09	0.25	79,264.79	4,221.20	11,725.56
49*	1, 336, 862, 863	11,793	2.01	23,704	1.41	33,423	2.37	0.09	0.33	79,211.42	3,008.03	11,029.44
50	6, 862, 863	14,983	1.81	27,119	1.41	38,238	3.02	0.13	0.42	115,479.11	4,970.95	16,060.01
51	6, 335, 863	18,800	1.98	37,224	1.41	52,486	3.29	0.13	0.48	172,678.41	6,823.16	25,193.20
52	335, 339, 863	17,443	1.98	34,537	1.41	48,697	2.85	0.10	0.44	138,787.50	4,869.74	21,426.84
53	337, 339, 863	13,669	1.80	24,604	1.41	34,692	2.27	0.06	0.36	78,750.66	2,081.52	12,489.09
54	334, 335, 339	19,164	1.98	37,945	1.41	53,502	2.17	0.08	0.38	116,099.46	4,280.16	20,330.78
55	7, 334, 335	15,226	2.33	35,477	1.41	50,022	3.85	0.11	0.35	192,584.61	5,502.42	17,507.69
56	6, 7, 335	26,788	2.33	62,416	1.41	88,007	4.14	0.13	0.36	364,347.39	11,440.86	31,682.38
57	6, 7, 554	48,347	2.15	103,946	1.41	146,564	4.30	0.10	0.34	630,224.90	14,656.39	49,831.74
58	333, 554, 555	50,633	2.69	136,203	1.41	192,046	3.72	0.06	0.37	714,410.77	11,522.75	71,056.99
59	7, 333, 554	30,245	2.31	69,866	1.41	98,511	4.56	0.09	0.25	449,210.11	8,865.99	24,627.75
60	7, 333, 334	12,977	2.31	29,977	1.41	42,267	4.30	0.10	0.22	181,749.76	4,226.74	9,298.83
61	333, 334, 341, 342	16,711	1.92	32,085	1.41	45,240	2.42	0.06	0.18	109,480.85	2,714.40	8,143.20
62	334, 339, 341	15,026	1.80	27,047	1.41	38,136	1.55	0.05	0.26	59,110.78	1,906.80	9,915.36
63	384, 413, 423	29,763	1.92	57,145	1.41	80,574	3.16	0.04	0.42	254,615.08	3,222.98	33,841.25
64	17, 370, 380	21,185	3.24	68,639	1.41	96,782	4.72	0.04	0.33	456,808.93	3,871.26	31,937.91
65	17, 18, 370	14,614	3.15	46,034	1.41	64,908	3.84	0.04	0.36	249,247.03	2,596.32	23,366.91
66	18, 368, 369, 370	23,404	2.59	60,616	1.41	85,469	3.53	0.03	0.35	301,705.81	2,564.07	29,914.17
67	17, 18, 19	27,406	3.22	88,247	1.41	124,429	1.93	0.04	0.42	240,147.43	4,977.15	52,260.06
68*	18, 19, 367	16,045	3.82	61,292	1.41	86,422	1.68	0.03	0.33	145,188.25	2,592.65	28,519.12
69*	18, 367, 368	14,964	3.12	46,688	1.41	65,830	1.41	0.02	0.25	92,819.78	1,316.59	16,457.41
70*	1, 344, 362	10,585	2.54	26,886	1.41	37,909	1.72	0.05	0.27	65,203.68	1,895.46	10,235.46
71	345, 348, 868	8,223	2.87	23,600	1.41	33,276	2.62	0.10	0.29	87,183.16	3,327.60	9,650.04
72	16, 403, 412	27,172	1.73	47,008	1.41	66,281	1.44	0.06	0.35	95,444.15	3,976.84	23,198.23

Providencia-Purgatorio (216-218, 220) Area, Manto 3

Indicated Resources

Block	Drill Holes	Area (m2)	Thickness (meters)	Volume (m3)	Specific Gravity	Tonnes	Grade			Grade x Tonnes		
							Cu %	Co %	Zn %	Cu x T	Co x T	Zn x T
73	8, 333, 555	32,012	2.69	86,112	1.41	121,418	3.40	0.08	0.33	412,822.27	9,713.47	40,068.04
74*	8, 332, 333, 341, 754	25,129	1.97	49,504	1.41	69,801	2.33	0.06	0.15	162,635.92	4,188.05	10,470.12
I*	339, 341, 617	43,908	1.80	79,034	1.41	111,439	1.49	0.07	0.27	166,043.37	7,800.70	30,088.40
ii*	24, 341, 617	39,677	1.80	71,419	1.41	100,700	1.34	0.06	0.25	134,938.30	6,042.01	25,175.06
iii*	22, 24, 617	35,091	2.20	77,200	1.41	108,852	2.31	0.05	0.34	251,448.77	5,442.61	37,009.78
iv*	25, 339, 617	60,084	1.80	108,151	1.41	152,493	1.48	0.06	0.32	225,689.92	9,149.59	48,797.82
v*	22, 25, 617	73,298	2.20	161,256	1.41	227,370	2.29	0.05	0.36	520,678.21	11,368.52	81,853.34
vi*	25, 337, 339	35,879	1.80	64,582	1.41	91,061	1.24	0.03	0.28	112,915.52	2,731.83	25,497.05
viii*	25, 337, 616	40,389	1.80	72,700	1.41	102,507	1.28	0.03	0.34	131,209.32	3,075.22	34,852.48
ix*	1, 337, 616	44,281	2.07	91,662	1.41	129,243	1.90	0.06	0.31	245,561.61	7,754.58	40,065.32
x*	12, 25, 616	74,678	2.52	188,189	1.41	265,346	1.46	0.03	0.36	387,404.97	7,960.38	95,524.51
xi*	12, 25, 368	73,582	2.52	185,427	1.41	261,452	1.51	0.03	0.32	394,791.86	7,843.55	83,664.50
xii*	12, 368, 369, 370	19,669	2.82	55,467	1.41	78,208	3.37	0.03	0.37	263,560.55	2,346.24	28,936.91
xiv*	143, 274, 280	34,493	2.02	69,676	1.41	98,243	1.36	0.03	0.26	133,610.43	2,947.29	25,543.17
	Total Tonnes					**8,472,263**				20,368,795.95	524,991.36	2,919,492.73
	Weighted Average		**2.45**				**2.40**	**0.06**	**0.34**			

* denotes blocks recalculated by D. Mehner

D. Mehner Geological, Nov., 2003

Boleo Project

Saturno (206, 207) Area, Manto 3

Indicated Resources

Block	Drill Holes	Area (m2)	Thickness (meters)	Volume (m3)	Specific Gravity	Tonnes	Grade			Grade x Tonnes		
							Cu %	Co %	Zn %	Cu x T	Co x T	Zn x T
1	184, 552, 702	11,930	1.80	21,474	1.41	30,278	1.35	0.11	0.27	40,875.76	3,330.62	8,175.15
2	90, 552, 702	7,735	1.80	13,923	1.41	19,631	1.34	0.12	0.24	26,306.12	2,355.77	4,711.54
3	90, 701, 702	9,526	1.80	17,147	1.41	24,177	1.36	0.15	0.24	32,880.70	3,626.55	5,802.48
4	90, 549, 701	8,273	2.15	17,787	1.41	25,080	1.56	0.18	0.24	39,124.18	4,514.33	6,019.10
5	90, 121, 549	7,651	2.47	18,898	1.41	26,646	1.91	0.15	0.18	50,894.12	3,996.92	4,796.30
6	90, 121, 552	7,024	2.18	15,312	1.41	21,590	1.56	0.10	0.20	33,680.98	2,159.04	4,318.07
7	121, 540, 549	8,130	2.47	20,081	1.41	28,314	2.13	0.14	0.18	60,309.57	3,964.01	5,096.58
8	144, 540, 549	10,388	2.15	22,334	1.41	31,491	1.77	0.15	0.28	55,739.46	4,723.68	8,817.54
9	144, 540, 661	13,396	1.80	24,113	1.41	33,999	1.25	0.10	0.29	42,498.81	3,399.90	9,859.72
10	540, 661, 698	13,138	1.92	25,225	1.41	35,567	1.88	0.12	0.18	66,866.32	4,268.06	6,402.09
11	531, 661, 803	1,848	2.55	4,712	1.41	6,644	1.17	0.24	0.49	7,774.05	1,594.68	3,255.80
12	173, 531, 803	5,676	2.60	14,758	1.41	20,808	1.08	0.25	0.84	22,472.87	5,202.05	17,478.90
13	144, 547, 661	5,476	1.80	9,857	1.41	13,898	0.60	0.11	0.77	8,338.85	1,528.79	10,701.53
14	547, 661, 808, 809	4,338	1.80	7,808	1.41	11,010	0.31	0.07	0.56	3,413.05	770.69	6,165.51
15	547, 548, 809	5,760	1.80	10,368	1.41	14,619	0.33	0.10	0.65	4,824.23	1,461.89	9,502.27
16	144, 547, 548	5,433	1.80	9,779	1.41	13,789	0.60	0.12	0.74	8,273.37	1,654.67	10,203.83
17	144, 548, 701	9,967	1.80	17,941	1.41	25,296	0.97	0.15	0.32	24,537.36	3,794.44	8,094.80
18	548, 701, 706	10,162	2.25	22,865	1.41	32,239	0.93	0.15	0.31	29,982.22	4,835.84	9,994.07
19	548, 706, 809	7,999	2.25	17,998	1.41	25,377	0.67	0.12	0.28	17,002.47	3,045.22	7,105.51
20	706, 712, 809	14,240	2.25	32,040	1.41	45,176	0.46	0.10	0.38	20,781.14	4,517.64	17,167.03
21	531, 661, 809	6,148	1.89	11,620	1.41	16,384	0.60	0.13	0.36	9,830.28	2,129.89	5,898.17
22	173, 531, 809	4,696	1.94	9,110	1.41	12,845	0.50	0.15	0.83	6,422.72	1,926.82	10,661.71
23	173, 530, 809	10,102	1.85	18,689	1.41	26,351	0.40	0.13	0.88	10,540.43	3,425.64	23,188.94
24	173, 525, 530	8,293	1.85	15,342	1.41	21,632	0.58	0.16	1.27	12,546.73	3,461.17	27,473.01
25	525, 530, 711	9,885	1.80	17,793	1.41	25,088	0.64	0.14	0.82	16,056.40	3,512.34	20,572.27
26	145, 530, 712, 809	18,455	1.80	33,219	1.41	46,839	0.35	0.12	0.55	16,393.58	5,620.65	25,761.33
27	30, 132, 518	6,313	1.89	11,932	1.41	16,824	1.10	0.16	0.24	18,505.87	2,691.76	4,037.64
28	30, 132, 517, 550	23,019	1.83	42,125	1.41	59,396	0.90	0.14	0.24	53,456.33	8,315.43	14,255.02
31	33, 124, 550, 878	13,261	1.81	24,002	1.41	33,843	0.89	0.15	0.35	30,120.62	5,076.51	11,845.19
33	487, 489, 506, 835, 878	12,752	1.83	23,336	1.41	32,904	0.47	0.10	0.67	15,464.87	3,290.40	22,045.67
34	489, 835, 873	11,428	2.18	24,913	1.41	35,127	0.48	0.12	0.60	16,861.15	4,215.29	21,076.43
35	141, 489, 490, 873	17,341	2.09	36,243	1.41	51,102	0.61	0.10	0.40	31,172.34	5,110.22	20,440.88

D. Mehner Geological, Nov., 2003

Saturno (206, 207) Area, Manto 3

Indicated Resources

Block	Drill Holes	Area (m2)	Thickness (meters)	Volume (m3)	Specific Gravity	Tonnes	Grade			Grade x Tonnes		
							Cu %	Co %	Zn %	Cu x T	Co x T	Zn x T
36	35, 489, 795	2,577	1.83	4,716	1.41	6,649	1.20	0.10	0.50	7,979.32	664.94	3,324.72
37	35, 490, 795	2,812	1.83	5,146	1.41	7,256	1.54	0.09	0.19	11,173.94	653.02	1,378.60
38	35, 490, 753	5,395	1.89	10,197	1.41	14,377	1.33	0.09	0.14	19,121.59	1,293.94	2,012.80
39	35, 491, 753	6,699	1.89	12,661	1.41	17,852	1.34	0.09	0.12	23,921.90	1,606.69	2,142.26
40	35, 491, 870	4,143	1.80	7,457	1.41	10,515	1.09	0.11	0.12	11,461.28	1,156.64	1,261.79
41	35, 489, 870	3,793	1.80	6,827	1.41	9,627	0.74	0.13	0.45	7,123.71	1,251.46	4,331.99
42	490, 751, 753	4,392	1.89	8,301	1.41	11,704	1.24	0.08	0.22	14,513.26	936.34	2,574.93
43	482, 490, 751	7,752	1.80	13,954	1.41	19,675	1.12	0.07	0.20	22,035.53	1,377.22	3,934.92
44	482, 750, 751	6,370	2.70	17,199	1.41	24,251	1.37	0.11	0.25	33,223.31	2,667.56	6,062.65
45	46, 482, 750	5,059	2.70	13,659	1.41	19,260	1.37	0.10	0.25	26,385.67	1,925.96	4,814.90
46	137, 140, 482, 490	16,755	1.90	31,835	1.41	44,887	1.22	0.09	0.21	54,761.71	4,039.80	9,426.20
47	140, 486, 490, 873	22,385	2.19	49,023	1.41	69,123	0.94	0.12	0.29	64,975.28	8,294.72	20,045.57
48	46, 140, 482	9,719	1.94	18,855	1.41	26,585	1.41	0.11	0.24	37,485.35	2,924.39	6,380.48
49	46, 140, 880	12,045	1.98	23,849	1.41	33,627	1.38	0.11	0.26	46,405.58	3,699.00	8,743.08
50	47, 140, 880	11,223	1.98	22,222	1.41	31,332	1.13	0.11	0.27	35,405.58	3,446.56	8,459.74
51	47, 140, 873	8,119	2.32	18,836	1.41	26,559	0.90	0.13	0.28	23,902.99	3,452.65	7,436.48
52	47, 835, 873, 879	10,558	2.09	22,066	1.41	31,113	0.70	0.14	0.38	21,779.36	4,355.87	11,823.08
53	47, 510, 879, 880	8,997	1.84	16,554	1.41	23,342	0.86	0.11	0.34	20,073.96	2,567.60	7,936.22
54	684, 879, 880	10,107	1.91	19,304	1.41	27,219	1.40	0.12	0.29	38,106.83	3,266.30	7,893.56
55	684, 685, 880	4,271	1.91	8,158	1.41	11,502	1.91	0.09	0.26	21,969.26	1,035.20	2,990.58
56	566, 684, 685	4,942	2.64	13,047	1.41	18,396	2.28	0.13	0.23	41,943.11	2,391.49	4,231.10
57	566, 685, 690	8,738	3.22	28,136	1.41	39,672	2.67	0.16	0.36	105,924.95	6,347.56	14,282.02
58*	668, 683, 684, 879	18,934	2.53	47,903	1.41	67,543	1.78	0.12	0.27	120,227.00	8,105.19	18,236.68
59*	509, 668, 876, 879	18,114	2.22	40,213	1.41	56,700	1.65	0.11	0.24	93,555.73	6,237.05	13,608.11
60	509, 515, 879	7,244	2.13	15,430	1.41	21,756	1.79	0.14	0.25	38,943.07	3,045.83	5,438.98
61	509, 515, 877	5,374	2.06	11,070	1.41	15,609	1.63	0.14	0.27	25,443.19	2,185.30	4,214.52
65	507, 509, 875	13,697	1.85	25,339	1.41	35,729	0.91	0.09	0.24	32,513.05	3,215.58	8,574.87
66	125, 507, 523, 875	10,472	1.89	19,792	1.41	27,907	1.08	0.12	0.31	30,139.38	3,348.82	8,651.12
67	523, 667, 875	15,013	1.98	29,726	1.41	41,913	1.29	0.13	0.43	54,068.15	5,448.73	18,022.72
68	665, 667, 875	9,253	1.92	17,766	1.41	25,050	0.99	0.11	0.48	24,799.22	2,755.47	12,023.87
69	567, 665, 667	7,879	1.80	14,182	1.41	19,997	0.85	0.13	0.62	16,997.37	2,599.60	12,398.08
70	567, 664, 665	9,681	1.80	17,426	1.41	24,570	0.81	0.12	0.48	19,902.01	2,948.45	11,793.78
71	664, 665, 689, Bol-18	20,086	2.05	41,176	1.41	58,059	0.94	0.15	0.43	54,575.07	8,708.79	24,965.19

Saturno (206, 207) Area, Manto 3

Indicated Resources

Block	Drill Holes	Area (m2)	Thickness (meters)	Volume (m3)	Specific Gravity	Tonnes	Grade			Grade x Tonnes		
							Cu %	Co %	Zn %	Cu x T	Co x T	Zn x T
72	664, 689, 690, Bol-18	17,433	2.53	44,105	1.41	62,189	1.72	0.16	0.47	106,964.63	9,950.20	29,228.71
73*	665, 668, 689	14,005	3.03	42,435	1.41	59,834	1.62	0.13	0.34	96,930.37	7,778.36	20,343.41
74*	665, 668, 737, 874, 875	6,777	2.41	16,333	1.41	23,029	1.29	0.08	0.33	29,707.31	1,842.31	7,599.54
75*	566, 668, 689	9,500	3.80	36,100	1.41	50,901	2.01	0.15	0.26	102,311.01	7,635.15	13,234.26
76	566, 689, 690, 891	8,635	3.55	30,654	1.41	43,222	2.23	0.19	0.39	96,386.16	8,212.27	16,856.77
77*	509, 668, 875	6,078	2.82	17,140	1.41	24,167	1.67	0.08	0.23	40,359.46	1,933.39	5,558.49
78	511, 515, 835, 877, 879	17,387	1.96	34,079	1.41	48,051	1.41	0.15	0.37	67,751.51	7,207.61	17,778.76
79	297, 673, 748	30,017	3.42	102,658	1.41	144,748	0.56	0.14	0.42	81,058.87	20,264.72	60,794.15
80	297, 748, 749	17,104	3.42	58,496	1.41	82,479	0.54	0.13	0.45	44,538.61	10,722.26	37,115.51
81	296, 748, 749	7,075	2.68	18,961	1.41	26,735	0.78	0.13	0.54	20,853.31	3,475.55	14,436.91
82	296, 673, 748	11,927	2.68	31,964	1.41	45,070	0.81	0.13	0.50	36,506.50	5,859.07	22,534.87
83	296, 673, 680	7,162	1.80	12,892	1.41	18,177	1.36	0.10	0.48	24,720.93	1,817.72	8,725.03
84	296, 675, 680	7,058	1.91	13,481	1.41	19,008	2.16	0.11	0.43	41,057.06	2,090.87	8,173.40
85	296, 675, 749	9,218	1.91	17,606	1.41	24,825	1.71	0.11	0.44	42,450.74	2,730.75	10,923.00
86	297, 682, 749	21,263	2.61	55,496	1.41	78,250	0.51	0.12	0.36	39,907.48	9,390.00	28,169.99
87*	566, 668, 684	12,494	3.54	44,229	1.41	62,363	2.15	0.11	0.22	134,079.49	6,859.88	13,719.76
88	144, 549, 701	6,299	2.15	13,543	1.41	19,095	1.53	0.18	0.32	29,215.99	3,437.18	6,110.53
	Total Tonnes					**2,615,466**				3,069,583.08	332,681.91	971,642.78
	Weighted Average		**2.23**				**1.17**	**0.13**	**0.37**			

** denotes blocks recalculated by D. Mehner*

Boleo Project

Soledad (205, 208) Area, Manto 3

Indicated Resources

Block	Drill Holes	Area (m2)	Thickness 1.80	Volume (m3)	Specific Gravity	Tonnes	Grade			Grade x Tonnes		
							Cu %	Co %	Zn %	Cu x T	Co x T	Zn x T
1	94, 692, 693	8,909	1.80	16,036	1.41	22,611	1.17	0.10	0.23	26,454.92	2,261.10	5,200.54
2	94, 693, 694	6,295	1.80	11,331	1.41	15,977	1.35	0.09	0.22	21,568.56	1,437.90	3,514.88
3	94, 563, 694	8,116	2.48	20,128	1.41	28,380	1.77	0.10	0.22	50,232.65	2,838.00	6,243.61
4	188, 563, 694	6,250	2.48	15,500	1.41	21,855	1.82	0.10	0.24	39,776.10	2,185.50	5,245.20
5	188, 694, 699	8,149	1.80	14,668	1.41	20,682	1.22	0.10	0.24	25,232.24	2,068.22	4,963.72
6	185, 188, 562, 699	8,150	1.80	14,670	1.41	20,685	1.01	0.07	0.18	20,891.55	1,447.93	3,723.25
7	185, 561, 699	7,955	2.00	15,910	1.41	22,433	1.72	0.09	0.14	38,584.93	2,018.98	3,140.63
8	183, 561, 699	8,389	2.00	16,778	1.41	23,657	1.78	0.10	0.16	42,109.42	2,365.70	3,785.12
9	91, 183, 561	10,051	2.00	20,102	1.41	28,344	2.04	0.08	0.15	57,821.39	2,267.51	4,251.57
10	183, 703, 736	5,294	2.26	11,964	1.41	16,870	2.32	0.09	0.19	39,138.08	1,518.29	3,205.27
11	91, 183, 736	19,593	2.26	44,280	1.41	62,435	2.38	0.09	0.18	148,595.43	5,619.15	11,238.31
12	91, 545, 561	7,730	2.00	15,460	1.41	21,799	1.98	0.08	0.16	43,161.23	1,743.89	3,487.78
13	185, 545, 561	7,492	2.00	14,984	1.41	21,127	1.97	0.08	0.15	41,621.06	1,690.20	3,169.12
14	185, 188, 816	6,215	1.80	11,187	1.41	15,774	1.64	0.08	0.21	25,868.82	1,261.89	3,312.47
15	188, 563, 816	4,390	2.48	10,887	1.41	15,351	1.92	0.10	0.22	29,473.83	1,535.10	3,377.21
16	185,545, 574	7,589	2.49	18,897	1.41	26,644	1.70	0.08	0.21	45,295.17	2,131.54	5,595.29
17	545, 574, 577	5,194	2.58	13,401	1.41	18,895	1.58	0.12	0.29	29,853.68	2,267.37	5,479.47
18	186, 545, 577	6,629	2.14	14,186	1.41	20,002	1.62	0.12	0.29	32,403.80	2,400.28	5,800.68
19	91, 186, 813, 814	5,955	1.99	11,850	1.41	16,709	1.78	0.08	0.15	29,742.26	1,336.73	2,506.37
20	149, 529, 736	5,064	3.06	15,496	1.41	21,849	2.30	0.10	0.35	50,253.01	2,184.91	7,647.20
21	539, 736, 807	5,325	2.87	15,283	1.41	21,549	2.19	0.18	0.22	47,191.60	3,878.76	4,740.71
22	87, 539, 87	9,051	2.42	21,903	1.41	30,884	1.63	0.19	0.22	50,340.63	5,867.93	6,794.44
23	87, 149, 539	6,336	2.60	16,474	1.41	23,228	1.80	0.10	0.37	41,810.00	2,322.78	8,594.28
24	149, 526, 736	4,841	3.13	15,152	1.41	21,365	2.40	0.08	0.35	51,275.48	1,709.18	7,477.67
25	87, 149, 526	7,003	2.67	18,698	1.41	26,364	1.92	0.08	0.37	50,619.25	2,109.14	9,754.75
26*	87, 526, 527	7,268	3.04	22,095	1.41	31,154	1.87	0.08	0.15	58,257.15	2,492.28	4,673.03
27*	526, 527, 543	7,467	3.59	26,807	1.41	37,797	1.92	0.07	0.15	72,570.64	2,645.80	5,669.58
28*	150, 527, 543	6,202	3.86	23,940	1.41	33,755	2.00	0.06	0.13	67,510.01	2,025.30	4,388.15
29*	87, 527, 528	8,435	2.74	23,112	1.41	32,588	1.54	0.07	0.17	50,185.18	2,281.14	5,539.92
30*	150, 527, 528	6,986	3.34	23,333	1.41	32,900	1.97	0.05	0.13	64,812.74	1,644.99	4,276.98
31	87, 142, 528, 538	13,162	2.01	26,456	1.41	37,302	1.50	0.10	0.15	55,953.64	3,730.24	5,595.36
32*	87, 122, 538	6,686	2.71	18,119	1.41	25,548	1.49	0.14	0.18	38,066.33	3,576.70	4,598.62

D. Mehner Geological, Nov., 2003

Soledad (205, 208) Area, Manto 3

Indicated Resources

Block	Drill Holes	Area (m2)	Thickness 1.80	Volume (m3)	Specific Gravity	Tonnes	Grade			Grade x Tonnes		
							Cu %	Co %	Zn %	Cu x T	Co x T	Zn x T
33*	87, 122, 533, 804, 807	13,370	2.70	36,099	1.41	50,900	1.36	0.18	0.24	69,223.44	9,161.93	12,215.90
34*	122, 538, 806	7,535	2.91	21,927	1.41	30,917	1.61	0.15	0.17	49,776.14	4,637.53	5,255.87
35*	122, 152, 806	4,592	2.91	13,363	1.41	18,841	1.23	0.14	0.18	23,174.97	2,637.80	3,391.46
36	152, 513, 532	95,001	1.80	171,002	1.41	241,113	0.64	0.10	0.25	154,312.02	24,111.25	60,278.13
37*	153, 154, 513	5,689	2.75	15,645	1.41	22,059	1.16	0.13	0.26	25,588.55	2,867.68	5,735.37
38*	28, 153, 513	16,635	2.83	47,077	1.41	66,379	1.05	0.13	0.20	69,697.57	8,629.22	13,275.73
39	28, 157, 159	6,285	2.02	12,696	1.41	17,901	1.55	0.16	0.09	27,746.45	2,864.15	1,611.08
40*	28, 153, 157, 158	9,548	2.76	26,352	1.41	37,157	1.35	0.16	0.17	50,161.95	5,945.12	6,316.69
41	28, 136, 159	6,479	1.93	12,504	1.41	17,631	0.98	0.07	0.06	17,278.68	1,234.19	1,057.88
42	31, 136, 159	3,664	1.81	6,632	1.41	9,351	1.41	0.03	0.07	13,184.76	280.53	654.56
43	31, 159, 162	8,969	1.81	16,234	1.41	22,890	1.37	0.03	0.04	31,359.01	686.69	915.59
44	57, 159, 161, 162, 163	7,069	2.63	18,591	1.41	26,214	0.99	0.08	0.11	25,951.83	2,097.12	2,883.54
45*	57, 142-B, 806	6,663	3.32	22,121	1.41	31,191	1.10	0.09	0.15	34,309.92	2,807.18	4,678.63
46*	57, 142B, 806	4,422	3.53	15,610	1.41	22,010	1.23	0.12	0.16	27,071.83	2,641.15	3,521.54
47*	142B, 538, 806	5,331	2.91	15,513	1.41	21,874	1.42	0.12	0.16	31,060.55	2,624.84	3,499.78
48	58, 115, 497, 910	8,900	2.06	18,334	1.41	25,851	3.92	0.15	0.22	101,335.68	3,877.64	5,687.21
49*	118, 142B, 528	4,756	3.20	15,219	1.41	21,459	1.31	0.10	0.17	28,111.38	2,145.91	3,648.04
50	118, 528, 529, 810	5,362	2.81	15,067	1.41	21,245	1.53	0.12	0.18	32,504.51	2,549.37	3,824.06
51	150, 528, 810	5,154	2.44	12,576	1.41	17,732	1.83	0.09	0.13	32,449.23	1,595.86	2,305.14
52*	152, 153, 806	2,580	2.91	7,508	1.41	10,586	1.14	0.13	0.22	12,068.04	1,376.18	2,328.92
53	57, 156, 157, 159, 160	4,881	2.41	11,763	1.41	16,586	1.53	0.20	0.13	25,376.77	3,317.23	2,156.20
54*	57, 153, 155, 157	5,835	3.47	20,247	1.41	28,549	1.28	0.17	0.18	36,542.60	4,853.31	5,138.80
55*	57, 153, 806	3,881	3.53	13,700	1.41	19,317	1.32	0.14	0.20	25,498.31	2,704.37	3,863.38
56	126,500, 505	8,091	1.80	14,564	1.41	20,535	1.59	0.06	0.18	32,650.58	1,232.10	3,696.29
57	128, 500, 505	7,733	1.97	15,234	1.41	21,480	1.69	0.11	0.36	36,301.12	2,362.79	7,732.78
58	128, 505, 911	5,012	2.18	10,926	1.41	15,406	1.69	0.15	0.41	26,035.95	2,310.88	6,316.41
59	128, 492, 911	5,033	2.44	12,281	1.41	17,316	1.20	0.11	0.33	20,778.64	1,904.71	5,714.13
60	128, 492, 493	8,325	2.81	23,393	1.41	32,984	1.13	0.11	0.29	37,272.47	3,628.29	9,565.50
61	128, 493, 500	11,244	2.55	28,672	1.41	40,428	1.43	0.12	0.29	57,811.76	4,851.34	11,724.06
62	48, 492, 493	7,018	2.38	16,703	1.41	23,551	0.79	0.11	0.19	18,605.29	2,590.61	4,474.69
63	48, 493, 494	7,255	2.38	17,267	1.41	24,346	1.16	0.12	0.18	28,241.74	2,921.56	4,382.34
64	493, 494, 496	9,084	2.38	21,620	1.41	30,484	1.19	0.10	0.23	36,276.06	3,048.41	7,011.34
65	58, 493, 500	9,004	2.38	21,430	1.41	30,216	1.57	0.09	0.21	47,438.53	2,719.41	6,345.28

Soledad (205, 208) Area, Manto 3

Indicated Resources

Block	Drill Holes	Area (m2)	Thickness 1.80	Volume (m3)	Specific Gravity	Tonnes	Grade			Grade x Tonnes		
							Cu %	Co %	Zn %	Cu x T	Co x T	Zn x T
66	58, 493, 496	9,130	2.38	21,729	1.41	30,638	1.52	0.09	27.00	46,570.45	2,757.46	827,238.26
67	133, 494, 496	5,020	1.80	9,036	1.41	12,741	2.85	0.04	0.20	36,311.17	509.63	2,548.15
70	49, 133, 495	9,697	2.13	20,655	1.41	29,123	2.43	0.02	0.14	70,768.89	582.46	4,077.22
72	58, 500, Bol-20	4,312	2.06	8,883	1.41	12,525	2.58	0.02	0.19	32,313.56	250.49	2,379.68
73	500, 504, Bol-20	10,278	2.06	21,173	1.41	29,853	1.84	0.02	0.14	54,930.40	597.07	4,179.49
74	126, 500, 504	6,544	1.80	11,779	1.41	16,609	1.21	0.02	0.08	20,096.49	332.17	1,328.69
75	497, 504, Bol-20	4,383	2.06	9,029	1.41	12,731	1.79	0.02	0.19	22,788.24	254.62	2,418.86
76	185, 574, Bol-10	6,043	1.99	12,026	1.41	16,956	3.19	0.12	0.20	54,089.81	2,034.73	3,391.21
77	48, 133, 494, 495	11,807	2.05	24,204	1.41	34,128	2.24	0.05	0.14	76,447.02	1,706.41	4,777.94
	Total Tonnes					**2,066,312**				3,186,183.16	209,105.83	1,240,537.00
	Weighted Average		**2.33**				**1.54**	**0.10**	**0.60**			

** denotes blocks recalculated by D. Mehner*

Boleo Project

Soledad Area (209, 210, 212, 213, 214), Manto 3

Indicated Resources

Block	Drill Holes	Area (m2)	Thickness (meters)	Volume (m3)	Specific Gravity	Tonnes	Grade			Grade x Tonnes		
							Cu %	Co %	Zn %	Cu x T	Co x T	Zn x T
1*	116, 178, 691	22,245	3.01	66,957	1.41	94,410	3.96	0.09	0.45	373,863.62	8,496.90	42,484.50
2*	116, 450, 691	17,088	3.36	57,416	1.41	80,956	4.03	0.06	0.53	326,253.12	4,857.37	42,906.74
3*	117, 450, 691	14,570	3.05	44,439	1.41	62,658	2.04	0.03	0.47	127,822.90	1,879.75	29,449.39
8	32, 282, 836, 841	12,430	2.56	31,821	1.41	44,867	2.69	0.07	0.27	120,693.11	3,140.71	12,114.18
9	32, 281, 836, 841	12,966	2.52	32,674	1.41	46,071	3.57	0.07	0.31	164,472.72	3,224.96	14,281.95
10	139, 281, 282, 836	24,849	2.57	63,862	1.41	90,045	3.32	0.06	0.29	298,950.47	5,402.72	26,113.14
11	139, 281, 800	6,179	2.07	12,791	1.41	18,035	3.87	0.07	0.35	69,794.09	1,262.43	6,312.13
12	62, 106, 189, 889	31,859	2.44	77,736	1.41	109,608	2.37	0.05	0.33	259,770.26	5,480.39	36,170.54
13	32, 189, 255, 889	49,833	2.07	103,154	1.41	145,448	3.58	0.10	0.55	520,702.33	14,544.76	79,996.17
14	62, 189, 255, 889	51,234	2.16	110,665	1.41	156,038	4.08	0.07	0.43	636,636.14	10,922.68	67,096.46
15	62, 254, 255	31,996	1.97	63,032	1.41	88,875	5.34	0.05	0.31	474,594.04	4,443.76	27,551.34
16	254, 255, 272	35,557	2.33	82,848	1.41	116,815	4.01	0.08	0.30	468,429.80	9,345.23	35,044.62
17	81, 240, 442	17,707	2.50	44,268	1.41	62,417	3.47	0.07	0.29	216,587.60	4,369.20	18,100.98
18	81, 240, 427	10,963	2.12	23,242	1.41	32,771	3.11	0.07	0.41	101,916.56	2,293.94	13,435.95
19	240, 239, 427	6,811	2.08	14,167	1.41	19,975	2.83	0.08	0.49	56,530.10	1,598.02	9,787.90
20	82, 239, 240	11,171	2.45	27,369	1.41	38,590	2.49	0.11	0.48	96,089.65	4,244.92	18,523.31
21	82, 208, 239	21,745	2.27	49,360	1.41	69,598	2.07	0.09	0.40	144,067.03	6,263.78	27,839.04
22	81, 427, 723	7,121	1.94	13,815	1.41	19,479	2.76	0.06	0.39	53,761.44	1,168.73	7,596.73
24	239, 402, 427	6,204	1.91	11,850	1.41	16,708	2.26	0.07	0.43	37,760.06	1,169.56	7,184.44
25	61, 239, 402	13,048	1.93	25,183	1.41	35,508	2.79	0.09	0.43	99,065.99	3,195.68	15,268.23
26*	61, 208, 239	29,700	1.93	57,321	1.41	80,823	2.89	0.07	0.34	233,577.34	5,657.58	27,479.69
27*	61, 208, 209	18,285	1.93	35,290	1.41	49,759	2.35	0.09	0.39	116,933.58	4,478.31	19,406.00
31	168, 260, 377	11,875	2.58	30,638	1.41	43,199	2.39	0.08	0.45	103,245.31	3,455.91	19,439.49
35	168, 260, 395	5,707	2.49	14,210	1.41	20,037	2.41	0.10	0.49	48,288.46	2,003.67	9,817.99
36	113, 210, 395	14,474	2.13	30,830	1.41	43,470	2.14	0.09	0.86	93,025.30	3,912.28	37,384.00
40	65, 168, 401	16,981	2.04	34,641	1.41	48,844	2.81	0.07	0.44	137,252.06	3,419.09	21,491.43
42	192, 200, 361	36,837	2.99	110,143	1.41	155,301	2.40	0.06	0.36	372,722.66	9,318.07	55,908.40
43	64, 192, 361	10,886	3.38	36,795	1.41	51,880	2.26	0.09	1.44	117,249.93	4,669.24	74,707.92
45	213, 714, 715	10,686	1.99	21,265	1.41	29,984	2.21	0.05	0.60	66,264.30	1,499.19	17,990.31
46	108, 714, 715	4,604	2.29	10,543	1.41	14,866	2.75	0.05	0.53	40,881.10	743.29	7,878.90
47	78, 108, 222	31,063	2.30	71,445	1.41	100,737	2.46	0.06	0.83	247,813.78	6,044.24	83,611.97
48*	78, 108, 221, 253	30,498	1.90	57,946	1.41	81,704	2.51	0.04	0.48	205,077.40	3,268.17	39,217.99

Block	Drill Holes	Area (m2)	Thickness (meters)	Volume (m3)	Specific Gravity	Tonnes	Grade			Grade x Tonnes		
							Cu %	Co %	Zn %	Cu x T	Co x T	Zn x T
49*	108, 221, 253, 714	12,137	1.90	23,060	1.41	32,515	2.43	0.04	0.47	79,011.51	1,300.60	15,282.06
51	72, 216, 233	10,454	2.13	22,267	1.41	31,396	2.36	0.07	1.64	74,095.74	2,197.75	51,490.26
52	72, 202, 233	21,870	2.06	45,052	1.41	63,524	3.33	0.07	1.19	211,533.59	4,446.65	75,593.09
53	72, 182, 202	20,406	2.06	42,036	1.41	59,271	3.53	0.08	1.11	209,227.57	4,741.70	65,791.11
54	72, 83, 182	26,763	1.99	53,258	1.41	75,094	2.79	0.08	1.17	209,513.10	6,007.54	87,860.33
59	181, 182, 202	18,147	2.24	40,649	1.41	57,315	2.64	0.06	0.87	151,312.88	3,438.93	49,864.47
60	180, 181, 202	15,482	2.01	31,119	1.41	43,878	2.64	0.05	0.88	115,836.70	2,193.88	38,612.23
62	73, 202, 233	26,273	1.87	49,131	1.41	69,274	2.55	0.06	1.05	176,648.75	4,156.44	72,737.72
63	168, 395, 401	7,103	2.04	14,490	1.41	20,431	2.71	0.11	0.53	55,368.20	2,247.42	10,828.47
64	61, 209, 387	12,284	1.93	23,708	1.41	33,428	2.30	0.10	0.40	76,885.43	3,342.84	13,371.38
		Total Tonnes				**2,555,603**				7,789,525.72	179,848.29	1,433,022.91
		Weighted Average	**2.25**				**3.05**	**0.07**	**0.56**			

** denotes blocks recalculated by D. Mehner*

Boleo Project

Soledad Area (209, 210, 212, 213, 214), Manto 3

Indicated Resources

Block	Drill Holes	Area (m2)	Thickness (meters)	Volume (m3)	Specific Gravity	Tonnes	Grade			Grade x Tonnes		
							Cu %	Co %	Zn %	Cu x T	Co x T	Zn x T
1*	116, 178, 691	22,245	3.01	66,957	1.41	94,410	3.96	0.09	0.45	373,863.62	8,496.90	42,484.50
2*	116, 450, 691	17,088	3.36	57,416	1.41	80,956	4.03	0.06	0.53	326,253.12	4,857.37	42,906.74
3*	117, 450, 691	14,570	3.05	44,439	1.41	62,658	2.04	0.03	0.47	127,822.90	1,879.75	29,449.39
4*	117, 282, 691	31,520	3.00	94,560	1.41	133,330	1.77	0.03	0.25	235,993.39	3,999.89	33,332.40
5	106, 117, 282	28,562	2.48	70,834	1.41	99,876	1.53	0.03	0.23	152,809.67	2,996.27	22,971.39
6	106, 189, 282, 889	40,200	2.54	102,108	1.41	143,972	1.60	0.05	0.32	230,355.65	7,198.61	46,071.13
7	92, 189, 282, 889	21,628	2.30	49,744	1.41	70,140	1.98	0.08	0.43	138,876.42	5,611.17	30,160.03
8	32, 282, 836, 841	12,430	2.56	31,821	1.41	44,867	2.69	0.07	0.27	120,693.11	3,140.71	12,114.18
9	32, 281, 836, 841	12,966	2.52	32,674	1.41	46,071	3.57	0.07	0.31	164,472.72	3,224.96	14,281.95
10	139, 281, 282, 836	24,849	2.57	63,862	1.41	90,045	3.32	0.06	0.29	298,950.47	5,402.72	26,113.14
11	139, 281, 800	6,179	2.07	12,791	1.41	18,035	3.87	0.07	0.35	69,794.09	1,262.43	6,312.13
12	62, 106, 189, 889	31,859	2.44	77,736	1.41	109,608	2.37	0.05	0.33	259,770.26	5,480.39	36,170.54
13	32, 189, 255, 889	49,833	2.07	103,154	1.41	145,448	3.58	0.10	0.55	520,702.33	14,544.76	79,996.17
14	62, 189, 255, 889	51,234	2.16	110,665	1.41	156,038	4.08	0.07	0.43	636,636.14	10,922.68	67,096.46
15	62, 254, 255	31,996	1.97	63,032	1.41	88,875	5.34	0.05	0.31	474,594.04	4,443.76	27,551.34
16	254, 255, 272	35,557	2.33	82,848	1.41	116,815	4.01	0.08	0.30	468,429.80	9,345.23	35,044.62
17	81, 240, 442	17,707	2.50	44,268	1.41	62,417	3.47	0.07	0.29	216,587.60	4,369.20	18,100.98
18	81, 240, 427	10,963	2.12	23,242	1.41	32,771	3.11	0.07	0.41	101,916.56	2,293.94	13,435.95
19	240, 239, 427	6,811	2.08	14,167	1.41	19,975	2.83	0.08	0.49	56,530.10	1,598.02	9,787.90
20	82, 239, 240	11,171	2.45	27,369	1.41	38,590	2.49	0.11	0.48	96,089.65	4,244.92	18,523.31
21	82, 208, 239	21,745	2.27	49,360	1.41	69,598	2.07	0.09	0.40	144,067.03	6,263.78	27,839.04
22	81, 427, 723	7,121	1.94	13,815	1.41	19,479	2.76	0.06	0.39	53,761.44	1,168.73	7,596.73
23	402, 427, 723	11,641	1.91	22,234	1.41	31,350	1.83	0.07	0.42	57,371.19	2,194.53	13,167.16
24	239, 402, 427	6,204	1.91	11,850	1.41	16,708	2.26	0.07	0.43	37,760.06	1,169.56	7,184.44
25	61, 239, 402	13,048	1.93	25,183	1.41	35,508	2.79	0.09	0.43	99,065.99	3,195.68	15,268.23
26*	61, 208, 239	29,700	1.93	57,321	1.41	80,823	2.89	0.07	0.34	233,577.34	5,657.58	27,479.69
27*	61, 208, 209	18,285	1.93	35,290	1.41	49,759	2.35	0.09	0.39	116,933.58	4,478.31	19,406.00
28	200, 208, 209	13,157	1.80	23,683	1.41	33,392	1.34	0.06	0.31	44,745.90	2,003.55	10,351.66
29	114, 200, 209, 377	15,758	2.11	33,249	1.41	46,882	1.40	0.07	0.42	65,634.28	3,281.71	19,690.28
30	209, 260, 377, 389, 794	24,495	2.19	53,644	1.41	75,638	1.31	0.08	0.45	99,085.92	6,051.05	34,037.15
31	168, 260, 377	11,875	2.58	30,638	1.41	43,199	2.39	0.08	0.45	103,245.31	3,455.91	19,439.49
32	209, 260, 387	19,129	1.87	35,771	1.41	50,437	1.18	0.08	0.37	59,516.17	4,034.99	18,661.85

Block	Drill Holes	Area (m2)	Thickness (meters)	Volume (m3)	Specific Gravity	Tonnes	Grade			Grade x Tonnes		
							Cu %	Co %	Zn %	Cu x T	Co x T	Zn x T
33	210, 260, 387	12,061	1.87	22,554	1.41	31,801	1.66	0.06	0.46	52,790.06	1,908.07	14,628.57
34	210, 260, 395	13,548	2.09	28,315	1.41	39,925	1.72	0.09	0.58	68,670.31	3,593.21	23,156.27
35	168, 260, 395	5,707	2.49	14,210	1.41	20,037	2.41	0.10	0.49	48,288.46	2,003.67	9,817.99
36	113, 210, 395	14,474	2.13	30,830	1.41	43,470	2.14	0.09	0.86	93,025.30	3,912.28	37,384.00
40	65, 168, 401	16,981	2.04	34,641	1.41	48,844	2.81	0.07	0.44	137,252.06	3,419.09	21,491.43
41	192, 200, 377	17,168	2.45	42,062	1.41	59,307	1.65	0.06	0.41	97,856.31	3,558.41	24,315.81
42	192, 200, 361	36,837	2.99	110,143	1.41	155,301	2.40	0.06	0.36	372,722.66	9,318.07	55,908.40
43	64, 192, 361	10,886	3.38	36,795	1.41	51,880	2.26	0.09	1.44	117,249.93	4,669.24	74,707.92
44	213, 713, 714	12,541	2.43	30,475	1.41	42,969	1.66	0.04	0.58	71,328.92	1,718.77	24,922.15
45	213, 714, 715	10,686	1.99	21,265	1.41	29,984	2.21	0.05	0.60	66,264.30	1,499.19	17,990.31
46	108, 714, 715	4,604	2.29	10,543	1.41	14,866	2.75	0.05	0.53	40,881.10	743.29	7,878.90
47	78, 108, 222	31,063	2.30	71,445	1.41	100,737	2.46	0.06	0.83	247,813.78	6,044.24	83,611.97
48*	78, 108, 221, 253	30,498	1.90	57,946	1.41	81,704	2.51	0.04	0.48	205,077.40	3,268.17	39,217.99
49*	108, 221, 253, 714	12,137	1.90	23,060	1.41	32,515	2.43	0.04	0.47	79,011.51	1,300.60	15,282.06
50	221, 253, 713, 714	10,099	1.86	18,784	1.41	26,486	1.26	0.04	0.54	33,371.90	1,059.43	14,302.24
51	72, 216, 233	10,454	2.13	22,267	1.41	31,396	2.36	0.07	1.64	74,095.74	2,197.75	51,490.26
52	72, 202, 233	21,870	2.06	45,052	1.41	63,524	3.33	0.07	1.19	211,533.59	4,446.65	75,593.09
53	72, 182, 202	20,406	2.06	42,036	1.41	59,271	3.53	0.08	1.11	209,227.57	4,741.70	65,791.11
54	72, 83, 182	26,763	1.99	53,258	1.41	75,094	2.79	0.08	1.17	209,513.10	6,007.54	87,860.33
55	83, 147, 182	25,818	1.80	46,472	1.41	65,526	1.76	0.07	1.16	115,325.91	4,586.83	76,010.26
56	83, 147, 167	20,042	1.80	36,076	1.41	50,867	1.84	0.07	1.04	93,594.54	3,560.66	52,901.26
57	147, 181, 182	30,433	2.18	66,344	1.41	93,545	1.74	0.05	0.51	162,768.22	4,677.25	47,707.93
58	147, 180, 181	30,388	1.95	59,257	1.41	83,552	1.63	0.05	0.48	136,189.44	4,177.59	40,104.87
59	181, 182, 202	18,147	2.24	40,649	1.41	57,315	2.64	0.06	0.87	151,312.88	3,438.93	49,864.47
60	180, 181, 202	15,482	2.01	31,119	1.41	43,878	2.64	0.05	0.88	115,836.70	2,193.88	38,612.23
62	73, 202, 233	26,273	1.87	49,131	1.41	69,274	2.55	0.06	1.05	176,648.75	4,156.44	72,737.72
63	168, 395, 401	7,103	2.04	14,490	1.41	20,431	2.71	0.11	0.53	55,368.20	2,247.42	10,828.47
64	61, 209, 387	12,284	1.93	23,708	1.41	33,428	2.30	0.10	0.40	76,885.43	3,342.84	13,371.38
	Total Tonnes					**3,734,597**				9,705,809.93	246,060.28	1,979,515.32
	Weighted Average		**2.25**				**2.60**	**0.07**	**0.53**			

** denotes blocks recalculated by D. Mehner*

Boleo Project

Texcoco Area (211), Manto 3

Indicated Resources

Block	Drill Holes	Area (m2)	Thickness (meters)	Volume (m3)	Specific Gravity	Tonnes	Grade			Grade x Tonnes		
							Cu %	Co %	Zn %	Cu x T	Co x T	Zn x T
1	88, 226, 440	9,990	1.89	18,881	1.41	26,622	2.49	0.09	0.25	66,289.65	2,396.01	6,655.59
2	88, 440, 489	11,053	1.98	21,885	1.41	30,858	2.39	0.07	0.26	73,750.06	2,160.04	8,023.02
3	88, 226, 872	7,597	1.89	14,358	1.41	20,245	1.71	0.05	0.32	34,619.37	1,012.26	6,478.48
4*	88, 217, 872	6,071	2.79	16,938	1.41	23,883	1.54	0.03	0.34	36,779.37	716.48	8,120.12
5*	88, 217, 439	5,548	2.87	15,923	1.41	22,451	1.58	0.03	0.32	35,472.72	673.53	7,184.35
6*	217, 439, Bol-25	12,581	2.78	34,975	1.41	49,315	1.10	0.02	0.30	54,246.50	986.30	14,794.50
7*	217, 219, Bol-25	16,766	2.70	45,268	1.41	63,828	1.60	0.05	0.35	102,125.06	3,191.41	22,339.86
8*	86, 217, 219	5,914	3.31	19,575	1.41	27,601	1.83	0.06	0.35	50,510.25	1,656.07	9,660.43
9	86, 219, 438	2,352	2.72	6,397	1.41	9,020	2.43	0.07	0.36	21,919.55	631.43	3,247.34
10	219, 438, Bol-25	6,633	2.11	13,996	1.41	19,734	2.30	0.06	0.36	45,387.83	1,184.03	7,104.18
11	176, 225, 449	11,910	1.80	21,438	1.41	30,228	1.79	0.02	0.27	54,107.37	604.55	8,161.45
12	220, 225, 449	21,263	2.67	56,772	1.41	80,049	1.46	0.06	0.38	116,871.27	4,802.93	30,418.55
13*	220, 428, 430	8,173	3.77	30,812	1.41	43,445	1.82	0.06	0.32	79,070.29	2,606.71	13,902.47
14	85, 220, 428	9,406	3.51	33,015	1.41	46,551	2.00	0.06	0.25	93,102.47	2,793.07	11,637.81
15	85, 220, 225	18,620	3.30	61,446	1.41	86,639	1.71	0.06	0.33	148,152.45	5,198.33	28,590.82
16	85, 225, 442	24,013	2.92	70,118	1.41	98,866	2.56	0.04	0.20	253,097.79	3,954.65	19,773.26
17	85, 442, 765	7,661	2.92	22,370	1.41	31,542	2.33	0.05	0.16	73,492.56	1,577.09	5,046.70
18	417, 442, 765	5,996	2.50	14,990	1.41	21,136	2.23	0.05	0.17	47,133.06	1,056.80	3,593.10
19	417, 442, 677	11,319	2.50	28,298	1.41	39,899	2.41	0.07	0.26	96,157.73	2,792.96	10,373.86
20	81, 442, 677	14,018	2.32	32,522	1.41	45,856	3.01	0.07	0.31	138,025.60	3,209.90	14,215.26
21*	81, 677, 723	8,938	1.83	16,357	1.41	23,063	2.17	0.09	0.47	50,046.11	2,075.64	10,839.48
22	249, 678, 723	18,957	2.02	38,293	1.41	53,993	1.94	0.11	0.55	104,747.06	5,939.27	29,696.33
23	80, 249, 426	13,773	2.57	35,397	1.41	49,909	1.83	0.08	0.56	91,333.87	3,992.74	27,949.16
24	84, 249, 678	17,408	2.12	36,905	1.41	52,036	1.22	0.12	0.63	63,483.91	6,244.32	32,782.68
25	84, 678, 763	12,950	1.87	24,217	1.41	34,145	2.09	0.09	0.47	71,363.60	3,073.07	16,048.27
26	84, 251, 763	11,668	1.81	21,119	1.41	29,778	1.77	0.10	0.53	52,706.89	2,977.79	15,782.29
27	251, 762, 763	9,815	2.24	21,986	1.41	31,000	1.84	0.09	0.41	57,039.44	2,789.97	12,709.88
28*	84, 249, 761	9,914	2.96	29,345	1.41	41,377	1.38	0.11	0.55	57,100.36	4,551.48	22,757.39
29*	249, 415, 761	9,495	2.86	27,156	1.41	38,290	1.54	0.11	0.48	58,965.89	4,211.85	18,378.98
30	249, 415, 426	22,372	2.29	51,232	1.41	72,237	2.13	0.09	0.57	153,864.71	6,501.33	41,175.06
	Total Tonnes					**1,243,596**				2,380,962.78	85,562.03	467,440.67
	Weighted Average		**2.50**				**1.91**	**0.07**	**0.38**			

** denotes blocks recalculated by D. Mehner*

D. Mehner Geological, Nov., 2003

APPENDIX D

Total Indicated Underground Resources, Boleo District:

Manto 2 and 3

Boleo Project

Total Indicated Resources

Manto 2 and 3

Area	Thickness (m)	Tonnes	Grade			Grade x Tonnes			Thick x Tonnes
			Cu %	Co %	Zn %	Cu x T	Co x T	Zn x T	W x T
Manto 2									
Dos de Abril (201)	1.93	103,752	1.31	0.03	0.38	135,915.12	3,112.56	39,425.76	200,241.36
Purgatorio	2.11	746,860	2.76	0.07	0.82	2,061,333.60	52,280.20	612,425.20	1,575,874.60
sub-total	**2.09**	**850,612**	**2.58**	**0.07**	**0.77**	2,197,248.72	55,392.76	651,850.96	1,776,115.96
Manto 3									
Dos de Abril (201)	2.70	2,059,576	2.14	0.10	0.46	4,407,492.64	205,957.60	947,404.96	5,560,855.20
Boleo Arroyo (202-204)	2.42	2,584,527	1.73	0.15	0.34	4,471,231.71	387,679.05	878,739.18	6,254,555.34
Soledad (205, 208)	2.33	2,066,312	1.54	0.10	0.60	3,182,120.48	206,631.20	1,239,787.20	4,814,506.96
Saturno (206, 207)	2.23	2,615,466	1.17	0.13	0.37	3,060,095.22	340,010.58	967,722.42	5,832,489.18
Texcoco (211)	2.50	1,243,596	1.91	0.07	0.38	2,375,268.36	87,051.72	472,566.48	3,108,990.00
Providencia-Purgatorio	2.45	8,472,263	2.40	0.08	0.34	20,333,431.20	677,781.04	2,880,569.42	20,757,044.35
(216-218, 220)						0.00	0.00	0.00	0.00
Soledad (209-10, 212-214)	2.25	3,734,597	2.60	0.07	0.53	9,709,952.20	261,421.79	1,979,336.41	8,402,843.25
sub-total	**2.40**	**22,776,337**	**2.09**	**0.10**	**0.41**	47,539,591.81	2,166,532.98	9,366,126.07	54,731,284.28
Total Manto 2 & 3	**2.39**	**23,626,949**	**2.11**	**0.09**	**0.42**	49,736,840.53	2,221,925.74	10,017,977.03	56,507,400.24

APPENDIX E

Underground Resource Calculations, Boleo District:

Inferred Resource Blocks, Manto 1

Boleo Project

Rancheria - Montado Area, Manto 1

Inferred Resources

Block	Drill Holes	Area (m2)	Thickness (meters)	Volume (m3)	Specific Gravity	Tonnes	Grade			Grade x Tonnes		
							Cu %	Co %	Zn %	Cu x T	Co x T	Zn x T
1-1	459-542-739	129,447	2.33	301,612	1.41	425,272	2.25	0.08	0.38	956,862.52	34,021.78	161,603.45
1-2	459, 469, 541, 739	220,714	3.31	730,563	1.41	1,030,094	2.23	0.04	0.37	2,297,110.31	41,203.77	381,134.89
1-3	453, 542, 739	88,769	1.86	165,110	1.41	232,806	2.74	0.09	0.32	637,887.29	20,952.50	74,497.79
1-5	43, 469, 739	129,988	2.78	361,367	1.41	509,527	2.36	0.05	0.29	1,202,483.63	25,476.35	147,762.82
1-6	43, 45, 739	68,861	2.23	153,560	1.41	216,520	2.54	0.07	0.30	549,959.89	15,156.37	64,955.89
1-7	45, 453, 739	103,149	1.92	198,046	1.41	279,245	2.75	0.08	0.34	767,923.68	22,339.60	94,943.29
1-9	43, 404, 467	82,685	2.31	191,002	1.41	269,313	2.00	0.08	0.50	538,626.63	21,545.07	134,656.66
1-12	44, 404, 465	101,448	2.47	250,577	1.41	353,313	2.30	0.21	0.94	812,619.78	74,195.72	332,114.17
1-13*	404, 465, 466	78,470	2.57	201,668	1.41	284,352	4.31	0.09	0.61	1,225,556.00	25,591.66	173,454.56
1-14	404, 466, 467	87,327	2.45	213,951	1.41	301,671	3.47	0.07	0.67	1,046,798.79	21,116.98	202,119.65
1-15	461, 465, 466	115,613	2.64	305,218	1.41	430,358	3.87	0.10	0.77	1,665,484.81	43,035.78	331,375.53
1-16*	461, 462, 466	164,813	2.62	431,810	1.41	608,852	3.16	0.10	1.04	1,923,972.90	60,885.22	633,206.27
1-17	462, 466, 467	129,123	2.73	352,506	1.41	497,033	3.11	0.08	0.99	1,545,773.14	39,762.65	492,062.83
		Total Tonnes				**5,438,356**				15,171,059.36	445,283.45	3,223,887.81
		Weighted Average	**2.57**				**2.79**	**0.08**	**0.59**			

** denotes blocks recalculated by D. Mehner*

Boleo Project

Rancheria - Montado Area, Manto 1

Inferred Resources

Block	Drill Holes	Area (m2)	Thickness (meters)	Volume (m3)	Specific Gravity	Tonnes	Grade Cu %	Grade Co %	Grade Zn %	Grade x Tonnes Cu x T	Grade x Tonnes Co x T	Grade x Tonnes Zn x T
1-1	459-542-739	129,447	2.33	301,612	1.41	425,272	2.25	0.08	0.38	956,862.52	34,021.78	161,603.45
1-2	459, 469, 541, 739	220,714	3.31	730,563	1.41	1,030,094	2.23	0.04	0.37	2,297,110.31	41,203.77	381,134.89
1-3	453, 542, 739	88,769	1.86	165,110	1.41	232,806	2.74	0.09	0.32	637,887.29	20,952.50	74,497.79
1-4	43, 44, 469, 541	263,565	3.46	911,935	1.41	1,285,828	1.71	0.10	0.60	2,198,766.24	128,582.82	771,496.93
1-5	43, 469, 739	129,988	2.78	361,367	1.41	509,527	2.36	0.05	0.29	1,202,483.63	25,476.35	147,762.82
1-6	43, 45, 739	68,861	2.23	153,560	1.41	216,520	2.54	0.07	0.30	549,959.89	15,156.37	64,955.89
1-7	45, 453, 739	103,149	1.92	198,046	1.41	279,245	2.75	0.08	0.34	767,923.68	22,339.60	94,943.29
1-8	43, 44, 404	65,017	2.53	164,493	1.41	231,935	1.55	0.18	0.82	359,499.47	41,748.33	190,186.82
1-9	43, 404, 467	82,685	2.31	191,002	1.41	269,313	2.00	0.08	0.50	538,626.63	21,545.07	134,656.66
1-10	43, 45, 467	111,052	2.37	263,193	1.41	371,102	1.78	0.07	0.49	660,562.39	25,977.17	181,840.21
1-11	45, 467, 745	139,482	2.06	287,333	1.41	405,139	1.56	0.09	0.83	632,017.49	36,462.55	336,265.72
1-12	44, 404, 465	101,448	2.47	250,577	1.41	353,313	2.30	0.21	0.94	812,619.78	74,195.72	332,114.17
1-13*	404, 465, 466	78,470	2.57	201,668	1.41	284,352	4.31	0.09	0.61	1,225,556.00	25,591.66	173,454.56
1-14	404, 466, 467	87,327	2.45	213,951	1.41	301,671	3.47	0.07	0.67	1,046,798.79	21,116.98	202,119.65
1-15	461, 465, 466	115,613	2.64	305,218	1.41	430,358	3.87	0.10	0.77	1,665,484.81	43,035.78	331,375.53
1-16*	461, 462, 466	164,813	2.62	431,810	1.41	608,852	3.16	0.10	1.04	1,923,972.90	60,885.22	633,206.27
1-17	462, 466, 467	129,123	2.73	352,506	1.41	497,033	3.11	0.08	0.99	1,545,773.14	39,762.65	492,062.83
1-18	462, 467, 745	89,335	2.27	202,790	1.41	285,935	1.58	0.12	1.21	451,776.56	34,312.14	345,980.79
1-19	453, 459, 542	167,514	2.35	393,658	1.41	555,058	1.81	0.09	0.43	1,004,654.33	49,955.19	238,674.78
1-20	459, 541	155,535	3.87	601,920	1.41	848,708	1.98	0.04	0.44	1,680,441.51	33,948.31	373,431.45
1-21	44, 541	90,079	3.69	332,392	1.41	468,672	1.55	0.14	0.87	726,441.65	65,614.08	407,744.67
1-22	44, 461, 465	195,008	2.54	495,320	1.41	698,402	1.89	0.22	1.10	1,319,979.12	153,648.36	768,241.82
1-23	461, 462, 745	203,573	2.17	441,753	1.41	622,872	1.57	0.15	1.28	977,909.52	93,430.85	797,276.55
1-24	45, 453, 745	224,535	1.93	433,353	1.41	611,027	1.89	0.10	0.70	1,154,841.21	61,102.71	427,718.97
1-25*	39, 451, 452	231,444	1.98	458,259	1.41	646,145	1.05	0.13	1.04	678,452.63	83,998.90	671,991.17
	Total Tonnes					**12,469,180**				27,016,401.48	1,254,064.86	8,734,737.67
	Weighted Average		**2.57**				**2.17**	**0.10**	**0.70**			

** denotes blocks recalculated by D. Mehner*

D. Mehner Geological, Nov., 2003

Boleo Project

San Luciano - Montado Area, Manto 1

Inferred Resources

Block	Drill Holes	Area (m2)	Thickness (meters)	Volume (m3)	Specific Gravity	Tonnes	Grade			Grade x Tonnes		
							Cu %	Co %	Zn %	Cu x T	Co x T	Zn x T
1-26	459, 542, 739	138,661	2.57	356,359	1.41	502,466	2.40	0.25	0.61	1,205,918.08	125,616.47	306,504.18
1-27	475, 477, 560B	129,267	2.07	267,583	1.41	377,292	3.08	0.15	0.44	1,162,058.11	56,593.74	166,008.30
1-28	474, 475, 460B	93,061	2.13	198,220	1.41	279,490	2.10	0.12	0.50	586,929.21	33,538.81	139,745.05
1-30	477, 520, 460B	165,933	2.84	471,250	1.41	664,462	2.89	0.28	0.57	1,920,295.48	186,049.39	378,743.40
1-31	474, 475, 460B	105,527	2.13	224,773	1.41	316,929	2.10	0.12	0.50	665,551.40	38,031.51	158,464.62
		Total Tonnes				**2,140,639**				5,540,752.28	439,829.92	1,149,465.55
		Weighted Average	**2.50**				**2.59**	**0.21**	**0.54**			

** denotes blocks recalculated by D. Mehner*

D. Mehner Geological, Nov., 2003

Boleo Project

San Luciano - Montado Area, Manto 1

Inferred Resources

Block	Drill Holes	Area (m2)	Thickness (meters)	Volume (m3)	Specific Gravity	Tonnes	Grade Cu %	Grade Co %	Grade Zn %	Grade x Tonnes Cu x T	Grade x Tonnes Co x T	Grade x Tonnes Zn x T
1-26	459, 542, 739	138,661	2.57	356,359	1.41	502,466	2.40	0.25	0.61	1,205,918.08	125,616.47	306,504.18
1-27	475, 477, 560B	129,267	2.07	267,583	1.41	377,292	3.08	0.15	0.44	1,162,058.11	56,593.74	166,008.30
1-28	474, 475, 460B	93,061	2.13	198,220	1.41	279,490	2.10	0.12	0.50	586,929.21	33,538.81	139,745.05
1-29	475, 520	143,560	2.96	424,938	1.41	599,162	1.72	0.28	0.65	1,030,558.67	167,765.36	389,455.31
1-30	477, 520, 460B	165,933	2.84	471,250	1.41	664,462	2.89	0.28	0.57	1,920,295.48	186,049.39	378,743.40
1-31	474, 475, 460B	105,527	2.13	224,773	1.41	316,929	2.10	0.12	0.50	665,551.40	38,031.51	158,464.62
		Total Tonnes				**2,739,801**				6,571,310.95	607,595.28	1,538,920.86
		Weighted Average	**2.50**				**2.40**	**0.22**	**0.56**			

** denotes blocks recalculated by D. Mehner*

D. Mehner Geological, Nov., 2003

APPENDIX F

Underground Resource Calculations, Boleo District:

Inferred Resource Blocks, Manto 2

Boleo Project

Dos de Abril (201) Area, Manto 2

Inferred Resources

Block	Drill Holes	Area (m2)	Thickness (meters)	Volume (m3)	Specific Gravity	Tonnes	Grade			Grade x Tonnes		
							Cu %	Co %	Zn %	Cu x T	Co x T	Zn x T
A	287	2,645	1.80	4,761	1.41	6,713	4.78	0.02	0.09	32,088.19	134.26	604.17
B	287, 343	3,382	1.80	6,088	1.41	8,584	2.60	0.02	0.35	22,317.14	171.67	3,004.23
C	343, 645	4,076	1.80	7,337	1.41	10,345	0.73	0.03	0.46	7,551.77	310.35	4,758.65
D	645	1,249	1.80	2,248	1.41	3,170	1.05	0.03	0.32	3,328.46	95.10	1,014.39
E	355, 645	4,794	1.80	8,629	1.41	12,167	0.65	0.02	0.28	7,908.66	243.34	3,406.81
F	287, 355	6,531	1.80	11,756	1.41	16,576	2.52	0.02	0.17	41,770.71	331.51	2,817.87
		Total Tonnes				**57,554**				114,964.93	1,286.23	15,606.11
		Weighted Average	**1.93**				**2.00**	**0.02**	**0.27**			

* *denotes blocks recalculated by D. Mehner*

Boleo Project

Purgatorio Area, Manto 2

Inferred Resources

Block	Drill Holes	Area (m2)	Thickness (meters)	Volume (m3)	Specific Gravity	Tonnes	Grade			Grade x Tonnes		
							Cu %	Co %	Zn %	Cu x T	Co x T	Zn x T
A	285, 290	13,517	2.20	29,737	1.41	41,930	4.81	0.10	0.74	201,682.02	4,192.97	31,028.00
B	290, 575	12,202	2.10	25,624	1.41	36,130	3.55	0.08	0.61	128,261.93	2,890.41	22,039.37
C	554, 575	32,536	1.80	58,565	1.41	82,576	1.40	0.06	1.29	115,606.92	4,954.58	106,523.51
D	292, 554	13,326	2.10	27,985	1.41	39,458	1.76	0.05	1.11	69,446.58	1,972.91	43,798.70
E	291, 292	16,412	2.10	34,465	1.41	48,596	2.71	0.07	0.68	131,694.98	3,401.72	33,045.23
F	285, 291	33,748	1.90	64,121	1.41	90,411	4.02	0.10	0.94	363,451.79	9,041.09	84,986.24
		Total Tonnes				**339,101**				1,010,144.21	26,453.68	321,421.06
		Weighted Average	**1.98**				**2.98**	**0.08**	**0.95**			

** denotes blocks recalculated by D. Mehner*

APPENDIX G

Underground Resource Calculations, Boleo District:

Inferred Resource Blocks, Manto 3

Boleo Project

Providencia-Purgatorio (216-218, 220) Area, Manto 3

Inferred Resources

Block	Drill Holes	Area (m2)	Thickness (meters)	Volume (m3)	Specific Gravity	Tonnes	Grade			Grade x Tonnes		
							Cu %	Co %	Zn %	Cu x T	Co x T	Zn x T
6	286, 290, 291	64,356	1.39	89,455	1.41	126,131	2.42	0.09	0.45	305,237.81	11,351.82	56,759.10
11	53, 275, 276	38,576	1.52	58,636	1.41	82,676	2.15	0.07	0.89	177,753.58	5,787.33	73,581.71
12*	231, 275, 276	52,343	0.91	47,632	1.41	67,161	4.14	0.07	0.84	278,047.80	4,701.29	56,415.49
13*	146, 231, 276	40,348	1.61	64,960	1.41	91,594	2.73	0.08	0.77	250,051.61	7,327.52	70,527.38
19	284, 286, 291	35,465	1.39	49,296	1.41	69,508	2.08	0.08	0.53	144,576.34	5,560.63	36,839.16
21	284, 291, 292	41,637	1.39	57,875	1.41	81,604	2.31	0.09	0.53	188,506.06	7,344.39	43,250.31
24	291, 292, 554	51,936	1.39	72,191	1.41	101,789	2.46	0.06	0.42	250,401.84	6,107.36	42,751.53
xiii*	50, 255, 280	32,185	1.77	56,967	1.41	80,324	4.02	0.05	0.44	322,902.90	4,016.21	35,342.61
xv*	50, 143, 280	25,666	1.77	45,429	1.41	64,055	1.52	0.03	0.28	97,363.05	1,921.64	17,935.30
A*	146, 231	63,737	1.52	96,880	1.41	136,601	2.52	0.09	0.52	344,234.87	12,294.10	71,032.59
B*	231, 275	40,003	0.47	18,801	1.41	26,510	6.21	0.08	0.16	164,627.03	2,120.80	4,241.60
C	274, 275	37,565	1.04	39,068	1.41	55,085	1.63	0.03	0.25	89,789.07	1,652.56	13,771.33
D*	274, 280	5,850	1.80	10,530	1.41	14,847	1.34	0.03	0.29	19,895.38	445.42	4,305.72
E*	54, 143	40,478	1.80	72,860	1.41	102,733	2.49	0.05	0.22	255,805.58	5,136.66	22,601.30
F	54, 290	30,011	1.80	54,020	1.41	76,168	3.48	0.09	0.38	265,064.35	6,855.11	28,943.81
G	290, 291	43,004	1.19	51,175	1.41	72,156	3.08	0.09	0.48	222,241.75	6,494.08	34,635.08
H	291, 554	48,312	1.19	57,491	1.41	81,063	2.73	0.04	0.43	221,301.18	3,242.51	34,856.96
I	554, 555	30,636	2.91	89,151	1.41	125,703	3.56	0.04	0.47	447,501.15	5,028.10	59,080.21
J	8, 555	52,341	2.91	152,312	1.41	214,760	3.13	0.07	0.41	672,199.92	15,033.22	88,051.75
P	604, 741	27,248	2.61	71,117	1.41	100,275	2.22	0.05	0.28	222,611.31	5,013.77	28,077.10
Q	14, 741	11,777	2.61	30,738	1.41	43,341	2.23	0.05	0.32	96,649.40	2,167.03	13,868.97
R	14, 393	21,202	1.91	40,496	1.41	57,099	2.06	0.04	0.24	117,624.16	2,283.96	13,703.79
S*	391, 393	59,944	3.26	195,417	1.41	275,539	2.11	0.04	0.13	581,386.43	11,021.54	35,820.02
T*	348, 391	69,735	3.48	242,678	1.41	342,176	1.93	0.05	0.15	660,399.10	17,108.78	51,326.35
U	348, 349	8,142	1.55	12,620	1.41	17,794	1.85	0.06	0.16	32,919.53	1,067.66	2,847.09
V	284, 350	40,694	1.80	73,249	1.41	103,281	2.07	0.06	0.67	213,792.44	6,196.88	69,198.52
W	146, 284	52,265	2.10	109,757	1.41	154,757	1.79	0.09	0.66	277,014.43	13,928.10	102,139.40
KK*	8, 341	18,626	1.80	33,527	1.41	47,273	1.33	0.07	0.20	62,872.81	3,309.10	9,454.56
LL*	24, 341	51,825	1.80	93,285	1.41	131,532	1.14	0.03	0.19	149,946.31	3,945.96	24,991.05
MM*	22, 24	32,681	2.41	78,761	1.41	111,053	2.52	0.03	0.32	279,854.33	3,331.60	35,537.06
NN*	22, 25	72,403	2.41	174,491	1.41	246,033	2.49	0.03	0.35	612,621.26	7,380.98	86,111.42

Providencia-Purgatorio (216-218, 220) Area, Manto 3

Inferred Resources

Block	Drill Holes	Area (m2)	Thickness (meters)	Volume (m3)	Specific Gravity	Tonnes	Grade			Grade x Tonnes		
							Cu %	Co %	Zn %	Cu x T	Co x T	Zn x T
OO*	25, 368	37,234	1.80	67,021	1.41	94,500	1.50	0.02	0.29	141,749.84	1,890.00	27,404.97
PP*	367, 368	12,915	3.15	40,682	1.41	57,362	1.37	0.02	0.30	78,585.90	1,147.24	17,208.59
QQ*	19, 367	28,988	4.20	121,750	1.41	171,667	1.74	0.03	0.40	298,700.47	5,150.01	68,666.77
RR*	17, 19	42,779	3.30	141,171	1.41	199,051	2.13	0.05	0.48	423,977.96	9,952.53	95,544.33
SS*	19, 380	40,838	3.61	147,425	1.41	207,870	3.27	0.04	0.37	679,733.28	8,314.78	76,911.72
TT*	12, 616	51,772	2.88	149,103	1.41	210,236	1.58	0.04	0.39	332,172.47	8,409.43	81,991.94
UU*	1, 616	24,531	2.21	54,214	1.41	76,441	2.26	0.07	0.32	172,756.77	5,350.87	24,461.14
V V*	1, 604	18,786	2.21	41,517	1.41	58,539	2.35	0.07	0.22	137,566.78	4,097.73	12,878.59
		Total Tonnes				**4,376,287**				10,290,436.22	233,488.70	1,673,066.31
		Weighted Average	**2.09**				**2.35**	**0.05**	**0.38**			

** denotes blocks recalculated by D. Mehner*

Boleo Project

Saturno (206, 207) Area, Manto 3

Inferred Resources

Block	Drill Holes	Area (m2)	Thickness (meters)	Volume (m3)	Specific Gravity	Tonnes	Grade			Grade x Tonnes		
							Cu %	Co %	Zn %	Cu x T	Co x T	Zn x T
29	132, 508, 550, 616	13,635	1.78	24,270	1.41	34,221	1.02	0.11	0.29	34,905.55	3,764.32	9,924.13
30	33, 508, 550	14,172	1.77	25,084	1.41	35,369	0.94	0.16	0.21	33,246.92	5,659.05	7,427.50
32	33, 506, 835, 877, 878	11,522	1.78	20,509	1.41	28,918	0.63	0.13	0.35	18,218.29	3,759.33	10,121.27
62	33, 509, 877	3,738	1.73	6,467	1.41	9,118	0.82	0.14	0.27	7,476.84	1,276.53	2,461.89
63	33, 507, 508	8,230	1.74	14,320	1.41	20,191	0.78	0.14	0.22	15,749.36	2,826.81	4,442.13
64	33, 507, 509	8,220	1.74	14,303	1.41	20,167	0.81	0.11	0.22	16,335.23	2,218.36	4,436.73
A*	46, 750	7,232	3.15	22,781	1.41	32,121	1.41	0.11	0.28	45,290.51	3,533.30	8,993.86
B*	750, 753	7,623	3.28	25,003	1.41	35,255	1.57	0.12	0.26	55,350.12	4,230.58	9,166.26
C	751, 753	4,470	1.93	8,627	1.41	12,164	1.31	0.09	0.25	15,935.12	1,094.78	3,041.05
	Total Tonnes					**227,525**				242,507.92	28,363.07	60,014.82
	Weighted Average		**2.05**				**1.07**	**0.12**	**0.26**			

** denotes blocks recalculated by D. Mehner*

Boleo Project

Soledad (205, 208) Area, Manto 3

Inferred Resources

Block	Drill Holes	Area (m2)	Thickness 1.80	Volume (m3)	Specific Gravity	Tonnes	Grade			Grade x Tonnes		
							Cu %	Co %	Zn %	Cu x T	Co x T	Zn x T
68	131, 133, 496	9,308	1.73	16,103	1.41	22,705	2.80	0.03	0.26	63,574.01	681.15	5,903.30
69	49, 131, 133, 499	15,273	1.74	26,575	1.41	37,471	2.36	0.02	0.19	88,431.04	749.42	7,119.45
71	58, 131, 496	9,263	1.73	16,025	1.41	22,595	1.77	0.03	0.29	39,993.57	677.86	6,552.62
A	48, 495	12,096	2.30	27,821	1.41	39,227	1.01	0.07	0.15	39,619.60	2,745.91	5,884.10
B	49, 495	4,718	2.30	10,851	1.41	15,300	1.06	0.02	0.13	16,218.50	306.01	1,989.06
		Total Tonnes				**137,299**				247,836.72	5,160.35	27,448.53
		Weighted Average	**1.92**				**1.81**	**0.04**	**0.20**			

** denotes blocks recalculated by D. Mehner*

Boleo Project

Soledad Area (209, 210, 212, 213, 214), Manto 3

Inferred Resources

Block	Drill Holes	Area (m2)	Thickness (meters)	Volume (m3)	Specific Gravity	Tonnes	Grade			Grade x Tonnes		
							Cu %	Co %	Zn %	Cu x T	Co x T	Zn x T
37	113, 395, 401	8,690	1.76	15,294	1.41	21,565	1.90	0.09	0.83	40,973.70	1,940.86	17,899.04
38	113, 179, 401	9,656	1.54	14,870	1.41	20,967	2.01	0.06	0.83	42,143.75	1,258.02	17,402.64
39	65, 179, 401	8,634	1.64	14,160	1.41	19,965	1.62	0.04	0.48	32,343.72	798.61	9,583.33
61	73, 180, 202	31,408	1.64	51,509	1.41	72,628	2.78	0.06	0.99	201,905.45	4,357.67	71,901.58
A*	255, 272	18,426	2.60	47,908	1.41	67,550	4.54	0.10	0.32	306,675.71	6,754.97	21,615.91
B	254, 272	15,477	2.60	40,240	1.41	56,739	2.34	0.09	0.18	132,768.52	5,106.48	10,212.96
C	62, 254	7,971	2.05	16,341	1.41	23,040	3.81	0.04	0.17	87,783.07	921.61	3,916.83
D	62, 106	16,746	2.63	44,042	1.41	62,099	2.86	0.03	0.17	177,603.69	1,862.98	10,556.86
E	106, 117	12,004	2.38	28,570	1.41	40,283	1.48	0.03	0.25	59,618.87	1,208.49	10,070.76
F	116, 117	10,627	2.27	24,123	1.41	34,014	6.25	0.10	0.45	212,586.49	3,401.38	15,306.23
G	116, 178	10,162	2.27	23,068	1.41	32,526	6.04	0.15	0.62	196,454.10	4,878.83	20,165.82
H*	178, 691	24,840	3.15	78,246	1.41	110,327	1.69	0.07	0.40	186,452.39	7,722.88	44,130.74
I	78, 222	15,557	1.87	29,092	1.41	41,019	1.24	0.07	1.17	50,863.74	2,871.34	47,992.40
J*	78, 221, 253	15,303	1.48	22,648	1.41	31,934	1.52	0.05	0.52	48,540.14	1,596.72	16,605.84
K*	221, 253, 713	9,872	1.87	18,461	1.41	26,030	1.33	0.03	0.53	34,619.24	780.89	13,795.64
L	213, 713	12,564	2.62	32,918	1.41	46,414	1.88	0.04	0.58	87,258.19	1,856.56	26,920.08
M*	108, 213, 715	12,348	2.44	30,129	1.41	42,482	3.23	0.05	0.53	137,217.05	2,124.10	22,515.49
N	108, 222	20,917	2.55	53,338	1.41	75,207	2.84	0.06	0.90	213,588.09	4,512.42	67,686.37
O	72, 216	6,059	2.29	13,875	1.41	19,564	2.65	0.08	1.87	51,844.35	1,565.11	36,584.50
P	216, 233	7,832	2.00	15,664	1.41	22,086	1.46	0.06	2.17	32,245.91	1,325.17	47,927.14
Q	73, 233	13,379	1.81	24,216	1.41	34,145	1.61	0.04	0.62	54,972.72	1,365.78	21,169.62
R	73, 180	13,373	1.46	19,525	1.41	27,530	1.79	0.04	0.42	49,278.09	1,101.19	11,562.46
S	147, 180	20,477	1.46	29,896	1.41	42,154	1.49	0.05	0.69	62,809.39	2,107.70	29,086.23
T	147, 167	10,246	1.80	18,443	1.41	26,004	1.84	0.07	0.52	47,848.00	1,820.30	13,522.26
U	83, 167	11,791	1.80	21,224	1.41	29,926	2.20	0.07	1.26	65,836.23	2,094.79	37,706.20
	Total Tonnes					**1,026,196**				2,614,230.58	65,334.85	645,836.91
	Weighted Average		**2.11**				**2.55**	**0.06**	**0.63**			

** denotes blocks recalculated by D. Mehner*

D. Mehner Geological, Nov., 2003

APPENDIX H

Total Inferred Underground Resources, Boleo District:

Manto 1, 2 and 3

Boleo Project

Total Inferred Resources

Manto 1, 2 and 3

Area	Thickness (m)	Tonnes	Grade			Grade x Tonnes			Thick x Tonnes
			Cu %	Co %	Zn %	Cu x T	Co x T	Zn x T	W x T
Manto 1									
Rancheria-Montado	2.57	12,465,717	2.17	0.10	0.70	27,050,605.89	1,246,571.70	8,726,001.90	32,036,892.69
San Luciano-Montado	2.50	2,739,801	2.40	0.22	0.56	6,575,522.40	602,756.22	1,534,288.56	6,849,502.50
sub-total	**2.56**	**15,205,518**	**2.21**	**0.12**	**0.67**	33,626,128.29	1,849,327.92	10,260,290.46	38,886,395.19
Manto 2									
Dos de Abril (201)	1.93	57,554	2.00	0.02	0.27	115,108.00	1,151.08	15,539.58	111,079.22
Purgatorio	1.98	339,101	2.98	0.08	0.95	1,010,520.98	27,128.08	322,145.95	671,419.98
sub-total	**1.97**	**396,655**	**2.84**	**0.07**	**0.85**	1,125,628.98	28,279.16	337,685.53	782,499.20
Manto 3									
Soledad (205, 208)	1.92	137,299	1.81	0.04	0.20	248,511.19	5,491.96	27,459.80	263,614.08
Saturno (206, 207)	2.05	227,525	1.07	0.12	0.26	243,451.75	27,303.00	59,156.50	466,426.25
Providencia-Purgatorio	2.09	4,376,287	2.35	0.05	0.38	10,284,274.45	218,814.35	1,662,989.06	9,146,439.83
(216-218, 220)						0.00	0.00	0.00	0.00
Soledad (209-10, 212-214)	2.11	1,026,196	2.55	0.06	0.63	2,616,799.80	61,571.76	646,503.48	2,165,273.56
sub-total	**2.09**	**5,767,307**	**2.32**	**0.05**	**0.42**	13,393,037.19	313,181.07	2,396,108.84	12,041,753.72
Total Manto 1, 2 & 3	**2.42**	**21,369,480**	**2.25**	**0.10**	**0.61**	48,144,794.46	2,190,788.15	12,994,084.83	51,710,648.11

APPENDIX I

Exploration Targets, Boleo Subbasin,

Manto 1 and 3

Boleo Project

Exploration Targets, Boleo Subbasin, Manto 1 and 3

Block	Drill Holes	Block Size		Thickness	Grade		
		length (m)	width (m)	(m)	Cu %	Co %	Zn %
1. Texcoco (212)	113, 179, 180	260	200	1.69	2.08	0.05	0.89
2. Texcoco (212)	64, 197, 361	310	150	3.40	2.20	0.10	1.42
3. Texcoco (212)	63, 361	200	170	3.38	2.62	0.09	0.44
4. Dos de Abril	265, 265b, 601, 859	210	180	2.38	2.10	0.09	0.55
5. Prov-Purg	22, 24	480	400	2.41	2.52	0.03	0.32
6. Prov-Purg	17, 19	400	350	3.30	2.13	0.05	0.48
7. Rancheria	44, 463, 465	640	400	2.57	1.98	0.19	1.00
8. Rancheria	462, 501	720	390	2.81	1.46	0.10	0.90
9. San Luciano	460b, 476	690	540	2.69	2.10	0.15	0.32
10. San Luciano	519, 520	540	500	2.96	1.64	0.28	0.62
		Average Thickness		**2.68**			

APPENDIX J

Approach to Boleo Underground Deposits,

D. Parkes, P. Eng., December, 2003

APPROACH TO BOLEO UNDERGROUND DEPOSITS

OVERVIEW.

This report is intended as an addendum to an underground resource estimate for Boleo, authored by Messrs. D Mehner and G. Rayner, for the purpose of confirming the practicality and viability of mining such resource by underground mining methods. The undersigned did not participate in the compilation of the resource calculations. Historically, parts of the Boleo deposit were mined extensively using labour intensive methods. This report describes a modern approach to underground mining of the Boleo Deposit.

In 1993 and 1994 the undersigned participated in the collection of information about the underground mining aspects of the Boleo deposit which included examination of ground conditions, rock strength, mining methods, evaluation of roof support, geology, infrastructure and skill sets available locally. These studies were only partially completed because the then project operator decided to restrict development activities to open pit mining. The experience gained from observing underground conditions at Boleo and considering the successful mining of similar ore horizons at other mines, allows the author to express a preference for a flexible **room and pillar** method. The hardness of the material is well within the specifications of continuous miners which, combined with mobile roof support systems and an efficient method of ore transport, allows for significant production from underground. This is a modern mining technique commonly practised in South Africa and Australia and, as such, considerable project data is available.

Each new mining situation requires test mining to confirm operational parameters. For feasibility level work, it is necessary to conduct test mining in representative conditions to obtain an estimate of unit production as well as capital and operating costs. To ensure successful results from the trial, it is also necessary to obtain data on anticipated rock hardness, roof support (geo-technical) and mining infrastructure which allows the mining contractor to prepare preliminary design of equipment and mine plan. Much of this data exists at Boleo but will have to be supplemented to help plan the mining trial. The ensuing underground tests, suitably adjusted for actual conditions, will provide the operating criteria necessary to design mine plans, develop accurate operating and capital costs and ore transportation systems.

ROOM AND PILLAR MINING

The proposed **room and pillar system** is modern and productive. This method provides the flexibility required for the conditions at Boleo, such as faulting, changes in gradient, changes in thickness, and to leave behind patches of barren ore. The method, typically, is to drive pairs of entries (roadways) in the ore horizon about 100 metres long with a continuous miner where the roof is bolted and thus secured. Adjacent to such roadways lie the productive ground (the mining panels) where the continuous miner mines into such panels and on the retreat from the entry the continuous miner will slice the pillar remaining to one side (or both sides). In this de-pillaring exercise, walking hydraulic roof supports provide immediate support without

the need to set roof bolts. In addition, the walking supports are large enough to hold up about 10 square metres of roof, which will quickly encourage the strata behind them to break off and reduce the stress. Figures 1 and 2

There is a considerable body of information from the historical mining at Boleo. A comprehensive review of the old mine plans from all the areas, plus the data from relevant diamond drill holes, will allow mine planning, and development of performance and costs for the new development areas. In addition, the following four parameters are required to enhance development of designs for an underground mine plan:

a) Perusal of extensive working plans prepared by the (original) Compania de Boleo: at a scale of 1:1,000.
b) Geotechnical test work to provide the necessary information for efficient and safe methods of mining and its design.
c) Additional assays, and
d) Revisiting the appropriate diamond drill data, and supplementing as required.

With additional data from these sources, mine planning will be improved and the mining machines will spend more time well employed.

HISTORICAL MINING OF BOLEO MANTOS

Mining at Boleo started in earnest in about 1886. All of the previous production from Boleo was done underground, using labour intensive methods. The mining method entailed short stopes (faces) 25 to 30 metres long where the miners loaded out about a metre thick rich ore near the footwall and then shovelled another 80 cm to 100 cm of the overlying band of lower grade tuff into the waste, (or void area behind them). Today, this lower grade ore, often with 2% or 10% copper in it, can be mined. Some good photographs are attached to this report showing how a five metre wide entry was driven through a mined area in 1970, using some wood props and some old bolts and is now as good as the day they were set. **(See Figure 3).**

DISPOSITION AND GEOLOGY OF THE ORE BODIES

The mineralization is predominantly copper and cobalt and occurs principally in two of five beds which were formed from the activities of the Comondu volcanic region just to the West. The thickness and grade varies from as much as 6 metre thick beds (mantos) to nil, and 10% grade to a few grams of copper. In the area of interest studied by Mehner and Rayner, I have been told that the mineable thickness of the mantos ranges from 1.8 metres to 4.5 metres with an average thickness of 2.6 metres grading 2.18% copper. The deposit is spread over twelve kilometres northerly, and seven easterly, and the topography rises from the sea into 200 metre high hills, which are cut by five major valleys.

The geology indicates a rather fractured structure which includes six major faults with over sixty metres displacement, and which run at an angle between North and Northwest. Many minor faults are present, and have a maximum of 10 metres displacement. In the diamond drill campaign from 1993 to 1997, over 900 drill holes from the surface were cored and assayed. There is a distinct difference between the

mineral beds above and below the water table in the strata. Those above the water table tend to be dry and the rock competent, whereas those below are damp and often weak. In 1994 a trial driveage was driven in a weak zone in the main No.3 bed below the water table, and proved the competence of the Swellex roof bolt. It is planned to first mine in those beds above the water table.

The major underground tunnels for the transport and ventilation have been driven in the conglomerates which are found immediately below all five beds. This advantage has been used with great success. Some are still open, and may be useful in the future.

PROPOSED MINING TRIAL.

It is recommended that a trial underground mine operation be undertaken, including associated instrumentation, geotechnical work and general accumulation of data. This is not only to be sure the mining system is suitable for this type of deposit, but also to make improvements ready for when full production is required The money spent on the trial may well lead to more profit at an earlier time than with a later start. This section of the report is intended to show how this trial might be done.

The principal site will be above the water table. Data exists for conditions at numerous locations on site and, from these, two to four sites should be examined. There are seven excellent candidate areas in which to locate this trial site, namely: Apolo, Soledad, Boleo, Sarturno, Texcoco, Dos de Abril, parts of Purgatorio and parts of Providencia. This study should be carefully undertaken to optimize the sites to keep costs at a minimum and to maximize the chances of success.

Example of trial site.

The author has been fortunate to inspect the underground old workings at Apolo where he saw a 30 metre length of entry in the old workings, which, at that time had been standing for 24 years, and the site is only 150 metres from the outcrop. There is also an internal connection to the major tunnel by means of a draw point which could feed a large truck in the tunnel, and the truck could deliver ore to the port or metallurgical plant on site (see Figure 4).

The planning for the test mine should also look at the reserves, how best to mine them, work out the capital costs and the operating costs for the six months of operation. Power, water, access roads, ventilation, continuous miner, shuttle car, and handheld roof bolters, and (perhaps) two walking hydraulic roof supports are needed. Visits to existing contract mining operations are needed to help design the program. A second shuttle car, a machine mounted bolting machine or some more walking supports may be justified later.

The present thinking is to use a mining contractor for a limited contract. The mining contractor will be selected on a competitive bid basis. Alternatively, equipment manufacturers may be contacted to provide reconditioned pieces of major equipment on a "lease purchase" arrangement.

This decision will be left till nearer the start-up time, when availability and costs can be examined. The preference of the undersigned is to use an experienced superintendent to operate owner operated equipment with a well trained group of miners to operate such equipment. The test mine would be run on a single shift only.

If the test mine is run by owner operated crew, a good project manager must be found, and a crew of about 8 dedicated people with the required skills and attitude assembled. Some semi-skilled local people will also be required for other associated tasks. Training should be undertaken on site, at the equipment supplier's premises, and in other mines using similar methods. Ore production will be used in pilot plant operations or else stockpiled.

To verify the full cost and productivity impact of underground production in the Boleo project and incorporate this into the basic design, the underground "test mine" trial should be undertaken at the beginning of a feasibility study such that the improved grade afforded by underground mining can be incorporated into process development, pilot plant work and overall project economics. Full mine planning and development would thereafter be phased in with mill construction. The estimated cost of the test is budgeted at between $1.5 and $1.8 million.

CONCLUSION

The undersigned has spent much time planning and visiting the Boleo deposits between 1993 and 1994, and was able to see and learn much about the geology, the geotechnical trials, and mining methods. Together with more than a forty year career in the design and operation of numerous underground mines around the world, it is believed that modern (highly mechanised) mining techniques will overcome the production limitations experienced by the early workers who used extremely labour intensive methods. This experience enforces my confidence in proposing the use of appropriate underground methods in mine planning at Boleo and in the selection of suitable test sites.

The writer believes that room and pillar mining of the Boleo deposit is a practical and efficient way of mining such deposit. Underground mining will both maximize grade and minimize environmental impact.

Author: David M. Parkes, P.Eng.

Date: December 2003

A VALUATION OF THE BOLEO PROJECT

OWNED BY

MINTEC INTERNATIONAL CORPORATION

("MIC')

FEBRUARY 2004

PREPARED BY: ROSS GLANVILLE & ASSOCIATES LTD.
7513 PANDORA DRIVE, BURNABY, B.C.,
CANADA, V5A 3W1
604-291-6731 glanville@telus.net

TABLE OF CONTENTS

1.0 EXECUTIVE SUMMARY

Ross Glanville & Associates Ltd. ("Glanville") has been retained by the Directors of Mintec International Corporation ("MIC") to determine the Fair Market Value of the Boleo Project (also referred to hereafter as "Boleo", or the "Project"). For this purpose, Fair Market Value means "the highest price available (at a specific time) in an open and unrestricted market between informed and prudent parties, acting at arm's length and under no compulsion or constraint to transact, expressed in terms of cash".

The Boleo Project, 100% owned[1] by MIC, is located in the State of Baja California Sur ("BCS"), Mexico. The mining concessions are situated on the east coast of the Baja California Peninsula, near the town of Santa Rosalia. Over the past ten years, approximately Canadian $30 million (about U.S.$23 million[2]) has been spent on exploration and development of the Project.

The overall global resource[3] reported by Mintec Inc.[4], using a 1.0% copper-equivalent cut-off grade, is 463.7 million dry tonnes at an average grade of 0.70% copper, 0.058% cobalt, and 0.71% zinc. The components of the 463.7 million tonnes include measured geological resources of 257.4 million tonnes grading 0.73% copper, 0.060 % cobalt, and 0.64% zinc; indicated geological resources of 151.4 million tonnes grading 0.69% copper, 0.054% cobalt, and 0.78% zinc; and inferred geological resources of 54.8 million tonnes grading 0.57% copper, 0.061% cobalt, and 0.82% zinc[5]. The resource underlies an area of about 40 square kilometers, and is based on results from 822 diamond drill holes.

In 2002, an updated pre-feasibility study was prepared, based on a more economical process developed by Bateman Engineering Pty. Ltd. (details of which are incorporated in their metallurgical study dated February 2002), resulting in lower operating and capital

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[1] Subject to a 2.5% net profits interest payable to a consultant in Mexico

[2] All subsequent references to dollars in this report mean U.S. dollars, unless specifically stated otherwise.

[3] This global resource was reported in the Revised Geological and Minable Model for International Curator Boleo Project by Mintec Inc. on August 20, 1997. The report was prepared by John Thornton, Vice President of Mintec Inc.

[4] Mintec Inc. (not related to Mintec International Corporation) of Tucson, Arizona, is a recognized mining software company providing consulting services to the mining industry.

[5] The resource model was developed using gridded seam methods, and the basis of the resource classification system includes the following distance range to composites: measured from 0 to 100 meters, indicated from 100 meters to 200 meters and inferred greater than 200 meters. The gridded seam resource modeling methodology used by Mintec for the Boleo project has been applied to a large number of stratabound resource deposits around the world. The resource modeling methodology has been well implemented, and is believed to be reliable. The resource report has historical significance and represents the last estimate of resources at Boleo

costs than the previous process as utilized by Fluor Daniel Wright in a prior pre-feasibility study[6].

Over the next couple of years, MIC intends to complete a full feasibility study (although some of the elements of the pre-feasibility study are already at the feasibility study level, such as reserve drilling). This will include the piloting of the Bateman base case process (as set out in their February 2002 report) to demonstrate the efficacy of the process under all conditions[7]. However, it should be noted that the processes planned for the treatment of Boleo ores will only incorporate tried and tested industry-established methods. After completion of the bankable feasibility study, MIC intends to negotiate project financing or obtain a joint venture partner to provide the funding in exchange for a share of the project. After the foregoing is completed (expected within the next two years), construction would likely take up to an additional two years (to full commercial production).

In order to determine a reasonable value for Boleo, Glanville considered several different valuation methods, but determined that those set out in the following table were appropriate in the circumstances. The resulting valuations (rounded to the nearest million dollars due to the lack of precision of any one valuation method for non-producing mineral projects) are also set out in the following table:

VALUATION METHOD	INDICATED VALUES
COMPARABLE TRANSACTIONS	$72 million
MODIFIED APPRAISAL VALUE[8]	$26 million

Based on the foregoing, and placing more weight on the comparable transactions method, **it is Glanville's opinion that the Fair Market Value of the Boleo Project is approximately $60 million** (Canadian $78 million) with a reasonable (albeit wide) range being between about $40 million and $80 million[9] (or between about Canadian $52 million and Canadian $104 million).

---

[6] In addition to Bateman and Fluor Daniel Wright, several other independent consultants have been utilized for pre-feasibility studies, reserve calculations, mine planning, and metallurgical test work, including H.A. Simons Ltd., Lakefield Research, CMRI, Golder Associates, Mintec Inc., Knight Piesold, Hazen Research, Dr. Peatfield, Nilsson Mine Services, Corporation Ambiental de Mexica, and Optimum Project Services Ltd.

[7] A pilot plant is to be set up in Mexico.

[8] The expenditures related to useful exploration and development work

[9] It should be noted that the market capitalization of the company (International Curator) that owned 87.4% of the project had a market capitalization as high as $550 million in 1995. As a result, the indicated value of 100% of the project was then about $620 million (after adjusting for Curator's percentage interest and accounting for other assets of International Curator, such as working capital).

2.0 INTRODUCTION AND TERMS OF REFERENCE

2.1 ENGAGEMENT TERMS

Glanville was retained by the Board of Directors of MIC to determine the Fair Market Value of Boleo. Under the terms of the engagement, Glanville will be paid a fee and will be reimbursed for his out-of-pocket expenses. The payment of the fee in connection with the engagement is not dependent upon the value determined. Glanville is an independent arm's length consultant who does not have a financial interest (nor does he expect to have any future interest), directly or indirectly, in MIC, or associated companies, nor does he expect any consideration other than the fee and expenses for the preparation of this report.

2.2 CREDENTIALS OF GLANVILLE

Ross Glanville & Associates Ltd. is a company specializing in valuations of public and private mineral exploration and development companies, as well as providing fairness opinions and litigation support (such as being an expert witness in court cases involving valuation disputes) related to financial and technical issues. The president, Ross Glanville, graduated from the University of British Columbia in 1970 with a Bachelor of Applied Science Degree (Mining Engineering) and became a member of the Association of Professional Engineers of British Columbia in 1972 (P.Eng.). In 1974, Glanville obtained a Master of Business Administration Degree (MBA), specializing in finance and securities analysis. In 1980, Glanville became a member of the Certified General Accountants of B.C. (CGA). He is also a member of the Canadian Association of Mineral Valuators.

Glanville has valued more than five hundred mining and exploration properties and/or companies in Canada, the U.S.A., Australia, and Mexico, as well as over one hundred and fifty in many other areas of the world, including Africa, South America, Europe, and Asia. He has formed public companies (listed on the Toronto Stock Exchange, the Australian Stock Exchange, NASDAQ, and the TSX Venture Exchange) and has served on the Boards of Directors of three companies with producing mines. Glanville has also acted in more than 50 court cases and assessment appeal board hearings in Canada, the U.S.A., Australia, and the U.K. He has written several articles, and given many presentations, related to the valuation of exploration and mining companies. Some of these articles were published by the United Nations, the Society of Mining Engineers, and by various Canadian magazines and newspapers.

Glanville has provided a large number of fairness opinions (more than 200) for mergers, amalgamations, and acquisitions of public and private companies. These assignments were undertaken for investment dealers, regulatory bodies (including stock exchanges), banks, various government agencies, venture capital firms, forestry companies, mining and exploration companies, oil and gas companies, and others.

2.3 SCOPE OF REVIEW

In order to prepare this valuation, Glanville carried out the following, among other things:

* read the "Boleo Project" Executive Summary, and Economics, prepared by Optimum Project Services Ltd., and dated July 2002
* read the pre-feasibility study prepared for Mintec International Corporation, and dated July 2002
* read the "Boleo Project, Metallurgical Report", by Bateman Engineering Ltd., and dated February 2002
* reviewed the annual report of MIC (for the year to December 30, 2002)
* read a number of marketing reports related to the supply/demand balance and price outlooks for copper, cobalt, and zinc
* read prior valuations that I completed on copper and cobalt projects in various parts of the world
* reviewed the terms of prior transactions related to the Boleo property
* determined the adjusted market capitalization of a previous owner of the Boleo property
* had discussions with Mr. John Nilsson, Qualified Person
* reviewed prior press releases by International Curator
* had discussions with management and members of the Board of Directors of MIC
* reviewed a large number of transactions related to the purchase/sale of mining exploration and development projects
* obtained total expenditures on the Boleo Project over the past ten years
* determined market capitalizations of companies with similar or comparable properties
* had conversations with some of the consultants to MIC
* had conversations with legal counsel for MIC
* had discussions with the auditors of MIC
* read some of the technical reports prepared by International Curator
* reviewed websites related to metal prices of cobalt, copper, and zinc
* reviewed cash flow projections prepared by Optimum Project Services Ltd., and made changes (or updates) where Glanville felt it was appropriate to do so
* read a number of other geologic/technical/economic reports on the Boleo Property
* carried out such other reviews, calculations, analysis, research and investigations deemed appropriate

2.4 KEY ASSUMPTIONS AND LIMITATIONS

In providing this valuation opinion, Glanville assumed and relied upon the accuracy and completeness of all technical, financial, and other information furnished to him by MIC and their consultants and representatives. He has not undertaken any specific independent verification of such information (although data was reviewed to determine its

"reasonableness"), nor has he undertaken any physical inspections or appraisals of the Boleo Property, although he has visited several other mineral properties in Baja California Sur ("BCS"). However, Glanville has no reason to believe that the information provided to him is not accurate or complete, and has not been denied access to any information that he requested from the management of MIC.

Glanville decided upon the methodologies to be utilized in this fairness opinion, and did not request or receive suggestions as to the methodologies that might have been utilized by management. Glanville has relied upon independent reports, information from management, past expenditures, and results to date. It should be emphasized that this is a valuation report, not a technical report; consequently, the technical aspects of the project have only been summarized in this valuation report. Please refer to the technical reports set out in the "Scope of Review" section of this report (as well as a great number of other reports) for detailed information on geology, mining, processing, environmental compliance, and infrastructure, among other things.

Glanville reserves the right to amend or withdraw this valuation in certain circumstances, including in the event that there occurs a material change in any of the facts or representations upon which Glanville relied, or in the event that Glanville reasonably concludes that the information provided or any representation he relied upon contains an untrue statement of material fact or omits to state a material fact that, in his reasonable opinion, would make this valuation untrue or inaccurate in any material respect.

2.5 COMPLIANCE WITH APPENDIX 3G OF THE TSX VENTURE CORPORATE FINANCE MANUAL

Glanville has complied with Appendix 3G of the TSX Venture Corporate Finance Manual and the standards set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards and Guidelines for Valuation of Mineral Properties ("CIMVal") published in February, 2003 (where the Standards are in conflict with Appendix 3G, Glanville has complied with Appendix 3G). Glanville is a Qualified Valuator and Qualified Person as defined in S1.0 (Definitions) of the CIMVal Standards. Glanville has also relied on information provided by Mr. John Nilsson, a Qualified Person. Glanville is Independent, as defined in S1.0. Glanville was engaged by MIC to determine the Fair Market Value of Boleo, and will be paid a fee (plus out-of-pocket expenses and GST), based on a consulting hourly rate and the time required to prepare the valuation report. Glanville has also reviewed the technical report (dated November 27, 2003) prepared by Mr. Dave Mehner, P.Geo. (a Qualified Person as defined in NP 43-101). Since the Mehner technical report is to be filed with this Valuation Report, and prefeasibility studies are available for review, much of the technical information has not been repeated in this Valuation Report (according to CIMVal, "Where a Technical Report is appended to or supports the Valuation Report, the technical information can be incorporated by reference to the Technical Report and need not be repeated in the Valuation Report."). The Valuation Date is January 26, 2004. Glanville is not aware of any previous

valuations of Boleo within the past 24 months. This Valuation Report is consistent with the CIMVal Guidelines. No site visit was undertaken by Glanville due to the fact that there is an extensive data base of technical and financial reports by independent consultants and engineering firms who have visited the property.

Glanville has set out the assumptions and input parameters in this Valuation Report, and believes that they are reasonable and appropriate based on industry standards. A major risk[10] is the variability of metal prices (however, metal price projections utilized in the cash flow projections are much lower than existing metal prices); while other risks include metallurgical recovery, capital and operating costs, political, among others.

[10] Although this is a risk, it should not imply that there is only "downside risk", since the metal prices could well be higher than those assumed in the cash flow projections.

3.0 BOLEO PROJECT

3.1 OVERVIEW

The Boleo Project, 100% owned[11] by MIC, is located in the State of Baja California Sur ("BCS"), Mexico. The mining concessions are situated on the east coast of the Baja California Peninsula, near the town of Santa Rosalia. Over the past ten years, approximately Canadian $30 million (about U.S.$23 million[12]) has been spent on exploration and development of the Project.

The overall global resource[13] reported by Mintec Inc.[14], using a 1.0% copper-equivalent cut-off grade, is 463.7 million dry tonnes at an average grade of 0.70% copper, 0.058% cobalt, and 0.71% zinc. The components of the 463.7 million tonnes include measured geological resources of 257.4 million tonnes grading 0.73% copper, 0.060 % cobalt, and 0.64% zinc; indicated geological resources of 151.4 million tonnes grading 0.69% copper, 0.054% cobalt, and 0.78% zinc; and inferred geological resources of 54.8 million tonnes grading 0.57% copper, 0.061% cobalt, and 0.82% zinc[15]. The resource underlies an area of about 40 square kilometers, and is based on results from 822 diamond drill holes. From this global resource,

Due to the attractive projected economics (based on the 2002 pre-feasibility study), over the next couple of years MIC intends to complete a full feasibility study (although many of the elements of the pre-feasibility study are already at the feasibility study level, such as reserve drilling). This will include the piloting of the Bateman base case process (as set out in their February 2002 report) to demonstrate the efficacy of the process under all conditions[16]. However, it should be noted that the processes planned for the treatment of Boleo ores will only incorporate tried and tested industry-established methods. After completion of the bankable feasibility study, MIC intends to negotiate project financing or obtain a joint venture partner to provide the funding in exchange for a share of the

[11] Subject to a 2.5% net profits interest payable to a consultant in Mexico.

[12] As stated earlier in this report, all references to dollars mean U.S. dollars, unless specifically stated otherwise.

[13] This global resource was reported in the Revised Geological and Minable Model for International Curator Boleo Project by Mintec Inc. on August 20, 1997. The report was prepared by John Thornton, Vice President of Mintec Inc.

[14] Mintec Inc. (not related to Mintec International Corporation) of Tucson, Arizona, is a recognized mining software company providing consulting services to the mining industry.

[15] The resource model was developed using gridded seam methods, and the basis of the resource classification system includes the following distance range to composites: measured from 0 to 100 meters, indicated from 100 meters to 200 meters and inferred greater than 200 meters. The gridded seam resource modeling methodology used by Mintec for the Boleo project has been applied to a large number of stratabound resource deposits around the world. The resource modeling methodology has been well implemented, and is believed to be reliable. The resource report has historical significance and represents the last estimate of resources at Boleo

[16] A pilot plant is to be set up in Mexico.

project. After the foregoing is completed (expected within two years), construction is expected to take up to an additional two years (to full commercial production).

3.2 OWNERSHP

The ownership of Boleo reverted to Tek Terra Corporation (Barbados), after an out of court settlement (which was ratified by the shareholders of Curator in March 2001) with International Curator Resources Ltd. ("Curator"), in February 2001. Tek Terra owns 100% of Mintec International Corporation (Barbados), which in turn owns the Boleo copper/cobalt/zinc assets as to 100% through its Mexican subsidiary, Minera Curator S.A. DE C.V. The 100% interest is subject to the payment of 2.5% of net after tax proceeds (to a Mexican consultant) upon the direct or indirect sale of the Boleo property to a third party or from the net after tax production revenue received. The entitlement to 2.5% increases to 3.5% should a specifically named contact of the consultant become the operator of the project or an equity participant. Minera Curator also owns the surface lands on which mining, processing, and other infrastructure will be located. The Boleo mining area comprises 8 exploitation concessions totaling 11,425 hectares, with official titles in good standing, and 15 applications for exploration concessions not yet titled, covering 463 hectares.

3.3 LOCATION/ACCESS/INFRASTRUCTURE

The Boleo Property is located on tidewater on the east coast of the State of Baja California Sur, Mexico, adjacent to the town of Santa Rosalia. The project site elevation varies generally from 50 to 250 meters above sea level. There is substantial infrastructure in the area, including power, a seaport, major highway, airports (private airstrips are located north and south of Santa Rosalia, while commercial flights to Los Angeles and major Mexican centers depart from Loreto, a two hour drive south of town), and a source of labour. Santa Rosalia has a population of 10,000, and services a large fishing fleet, fish processing facilities, and two open pit gypsum mines. The proposed plant site is to be located approximately five kilometers to the north of Santa Rosalia. The center of the open pit mine will be three to four kilometers from the coast, and immediately adjacent to the plant site. All major infrastructure will be adjacent to the pit and plant.

3.4 HISTORY OF EXPLORATION AND DEVELOPMENT

In early 1993, Curator acquired an option to purchase the rights to the Boleo property from Terratech Environmental Corporation, Barbados. Curator carried out a modest drilling program, metallurgical investigations, and mining studies from mid-1993 to mid-1994. Over the subsequent year, Curator completed an extensive diamond drilling program, along with further metallurgical test work. From test work carried out by Lakefield Research (which enabled the oxide and sulphide materials to be successfully

leached under successive oxidation/reduction conditions), a provisional process flow sheet was developed, as summarized in a pre-feasibility study by H.A. Simons (dated July 1995). Following the Simons study, the Lundin Group became the single largest shareholder of Curator. Shortly thereafter, a new study program was initiated under the Lundin Group's management, which resulted in the Curator Pre-Feasibility document of 1997. The principal contractor was Fluor Daniel Wright, while other contractors included Mintec Inc., Dr. Giles Peatfield, Golder Associates, Nilsson Mine Services, Hazen Research, Lakefield Research, CMRI, Knight Piesold, Corporation Ambiental de Mexico, and H.A. Simons Ltd.

As a result of legal proceedings brought forward by the original owners of Boleo (Terratech Environmental Corporation), the Boleo Project reverted 100% to Terratech as an out of court settlement. In April 2001, Mintec International commissioned Optimum Project Services Ltd. to oversee a major "rework" of the Boleo Project. Bateman Engineering of Australia was retained to work on the process, which resulted in a significantly simplified metallurgical process. The resulting lower estimated process costs, together with other cost savings, led to positive project economics (at metal prices considerably lower than those in effect today). A new pre-feasibility study report was completed in July 2002.

3.5 GEOLOGY/MINERALIZATION

The Boleo copper/cobalt/zinc deposit occurs in deltaic sedimentary rocks within the Boleo Basin, lying above a basement of 8-10 million year old volcanic rocks. Conglomerates, sandstones, and finer grained sedimentary rocks of the host Boleo Formation are flat lying and regionally extensive. Overlying several of the conglomerates in the Boleo Formation are bedded zones of copper/cobalt/zinc mineralization in fine grained, clay rich sediments. The mineralized zones, or "mantos", are flat lying, one to twenty meters thick, and show remarkable continuity - in most cases over several kilometers. The mantos are visually distinctive, based on colour and texture, from the enveloping strata. The footwall contact is sharp, and the underlying sandstones and conglomerates are more competent than the mantos. The hangingwall contact is more poorly defined and commonly gradational. Oxide and mixed oxide-sulphide ores constitute about 80% of the ore body that is presently scheduled for mining; sulphide ores make up the remainder.

3.6 RESOURCES

The Boleo property has been extensively explored by diamond drilling, with lesser amounts of trenching and surface sampling. Bulk sampling for metallurgical work has involved diamond drilling as well as surface pitting and trenching. From 1995 to 1997, Mintec Inc. (of Tucson, Arizona - no relation to Mintec International Corporation, or MIC) prepared geological resource and mineable reserve estimates (using a "gridded system" block modeling technique). Curator used a classic polygonal technique and

obtained very good correspondence to the Mintec results, based on check estimates for a limited area. The overall global resource[17] reported by Mintec Inc.[18], using a 1.0% copper-equivalent cut-off grade, is 463.7 million dry tonnes at an average grade of 0.70% copper, 0.058% cobalt, and 0.71% zinc. The components of the 463.7 million tonnes include measured geological resources of 257.4 million tonnes grading 0.73% copper, 0.060 % cobalt, and 0.64% zinc; indicated geological resources of 151.4 million tonnes grading 0.69% copper, 0.054% cobalt, and 0.78% zinc; and inferred geological resources of 54.8 million tonnes grading 0.57% copper, 0.061% cobalt, and 0.82% zinc[19]. The resource underlies an area of about 40 square kilometers, and is based on results from 822 diamond drill holes.

3.7 PROCESSING PLANS

The process plan utilizes a flow sheet developed by Bateman Engineering Inc. of Perth, Australia. This process retains much of the front end leaching technology previously developed for Boleo, but then uses solid liquid separation (thereby simplifying the process approach). The Bateman flow sheet, as set out in their report dated February 2002, utilizes conventional milling, leaching, solid-liquid separation and metal recovery steps to recover copper, cobalt, and zinc metal from the Boleo ore. The flow sheet was developed by Bateman following careful review of existing data from previous test work (including that by CMRI[20], Hazen Research, Lakefield Research, Process Research Associates, and Pocock Industrial). In addition, the recent and extensive experience of Bateman on projects dealing with high clay ores supports the utilization of a conventional counter current decantation ("CCD"), or liquid-solid separation as part of the design approach. The major metallurgical steps are summarized below:

- scrubbing of whole ore feed with crushing and ball milling
- primary acid leaching with site manufactured acid[21]
- reducing acid leaching using site manufactured sulpher dioxide
- counter current decantation washing of leach slurry to recover clear solution and reject barren washed solids to waste
- solvent extraction-electrowinning of copper to produce cathode copper as a saleable

[17] This global resource was reported in the Revised Geological and Minable Model for International Curator Boleo Project by Mintec Inc. on August 20, 1997. The report was prepared by John Thornton, Vice President of Mintec Inc.

[18] Mintec Inc. (not related to Mintec International Corporation) of Tucson, Arizona, is a recognized mining software company providing consulting services to the mining industry.

[19] The resource model was developed using gridded seam methods, and the basis of the resource classification system includes the following distance range to composites: measured from 0 to 100 meters, indicated from 100 meters to 200 meters and inferred greater than 200 meters. The gridded seam resource modeling methodology used by Mintec for the Boleo project has been applied to a large number of stratabound resource deposits around the world. The resource modeling methodology has been well implemented, and is believed to be reliable. The resource report has historical significance and represents the last estimate of resources at Boleo

[20] CMRI is Colorado Mineral Research Institute.

[21] The acid plant boiler will have the capacity to produce up to 34 MW of power from steam generated in the process from heat reclaim, of which 31 MW will be available to the process plant

product
- bulk precipitation of cobalt and zinc with hydrogen sulphide
- washing of bulk cobalt-zinc precipitate
- autoclave re-leaching to dissolve cobalt and zinc into solution
- solvent extraction-electrowinning of zinc and cobalt to produce zinc and cobalt metal as saleable products.

Further test work will be required for the full feasibility study in order to demonstrate the entire integrated process, and to confirm key design parameters for equipment selection and process operation. As part of the foregoing, two separate continuous pilot plants will be set up and operated on the following portions of the flow sheet:
- scrubbing and grinding for the production of finely divided material for oxidative and reductive leaching; counter current decantation; stage 2 neutralization; copper SX/EW; stage 3 neutralization and mixed sulphide precipitation
- mixed sulphide releach, solution purification, zinc SX/EW, cobalt SX/EW

3.8 REQUIRED INFRASTRUCTURE

The required infrastructure includes that for mine waste management, water supply, buildings, power supply and dock, among other items. Waste rock will be mainly placed into the mined out areas, and some waste will be placed on waste dumps. Ongoing reclamation will provide for long term public safety, structural stability and environmental control. Tailings storage will be provided in engineered impoundments proximate to the plant site in areas that are both geologically and geotechnically suitable. A tailings water recycle system will be designed so that there will be no discharge of process water from the plant or tailings pond. Demineralised water requirements for the plant will be produced in a desalination plant. The process plant buildings/facilities will include those for the crusher/mill, plant offices/maintenance/stores, sulpher storage, acid plant and co-generation facilities, acid storage tanks, leaching tanks, thickeners, SX/EW tank houses, laboratories, and metal storage yards. The mine buildings/facilities include those for the mine shop/warehouse, tire shop/wash bay, administration, change house/canteen, warehouse and stores, plant maintenance shop, tank farm, main power generation facility (although the acid plant co-generation facility substantially meets the electrical needs of the entire plant, supplementary power will be provided by a 16 MW diesel engine power plant[22]). A gypsum export dock is planned for the same location as the Boleo copper/cobalt dock, and the design of this export facility will include provisions to import sulpher or other bulk imports (and a barge facility tied into the structure will allow importation of bunker C, diesel, and naphtha). Provision has been made for the construction of 45 staff houses in Santa Rosalia, and an 800 person construction camp on Soledad Mesa.

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[22] Power may also be obtained from a geo-thermal power station located 30 kilometers north of Boleo or from the nearby 135 KV line.

3.9 ENVIRONMENTAL ASPECTS

To date, environmental baseline investigations have been conducted for a period of three years. Some of the baselines are considered to be complete, but there are other areas that will require additional field work. While the environmental impact and risk evaluations are yet to be formally conducted, the anticipated effect of the Boleo project development is expected to include unavoidable impacts to topography, soils, and vegetation in areas where roads and facility components will be located, and short term impacts to air and surface water quality and wildlife populations. These effects are expected to be mitigated during operations and closure by application of dust suppression and sediment control procedures, re-grading, topsoil management, reclamation and re-vegetation programmes. The potential effects of project development on the local and regional socio-economic environment are anticipated to be favorable overall.

3.10 DEVELOPMENT PLANS

Over the next couple of years, MIC intends to complete a full feasibility study (although some of the elements of the pre-feasibility study are already at the feasibility study level, such as reserve drilling). This will include the piloting of the Bateman base case process (as set out in their February 2002 report) to demonstrate the efficacy of the process under all conditions[23]. However, it should be noted that the processes planned for the treatment of Boleo ores will only incorporate tried and tested industry established methods. Other elements of the feasibility study, to be completed in parallel with the pilot plant operation include detailed mine planning and equipment selection, studies of underground mechanized mining, environmental permitting, and waste management, among other things. After completion of the bankable feasibility study, MIC intends to negotiate project financing or accept a joint venture partner to provide the funding in exchange for a share of the project. After the foregoing is completed (expected within the next two years), construction has been assumed to take up to an additional two years (to full commercial production).

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[23] A pilot plant is to be set up in Mexico.

4.0 VALUATIONS OF MINERAL PROPERTIES

4.1 OVERVIEW OF VALUATION CONSIDERATIONS

A definition of Fair Market Value is provided below:

"The highest price available in an open and unrestricted market between informed and prudent parties, acting at arm's length and under no compulsion to act, expressed in terms of cash"

The fair market value of a mineral property is dependent upon its perceived potential to host one or more mineral deposits that can be economically mined at present or at some time in the future. The more important aspects of valuation theory and practice have been outlined by Parish and Mullen (1998), Tingley (1996), Kilburn (1990), Thompson (1992), Glanville (1984 and 1990), and others.

Although transactions involving non-producing mineral properties and undeveloped mineral resources are commonplace (but seldom involve all-cash purchases), such properties and resources are often difficult to value by objective means. However, a reasonable valuation can be determined when the valuator:

* has a thorough understanding of the property
* is cognizant of the strategic importance of the property
* verifies that potential buyers exist
* selects the most reasonable approaches to measuring the value of the property
* justifies the valuation approaches selected
* uses different valuation methods to check or corroborate results
* presents a value that can be substantiated by business logic

The prices paid for mineral properties (which may vary considerably) are related to a number of factors, some of which are set out below:

* resource or discovery tenor (grade/tonnes)
* type of deposit (gold/base metal/industrial mineral/etc.)
* deposit size (or potential size), depth, attitude
* present and perceived future commodity prices
* degree of optimism
* property potential
* database quality
* location, access, and infrastructure
* stage of exploration or development
* potential mineability and metallurgy
* political risks
* environmental factors

* tax and regulatory factors
* availability of nearby processing facilities
* stock market factors
* general business conditions
* activity (past or present) in the general area
* investment climate

4.2 GENERAL METHODS OF VALUATION

Many different methods of placing a value on a mineral property have been utilized in the past, including the following (some of which are appropriate for very limited applications):

* premium or discount on prior expenditures
* adjusted discounted cash flow / net present value
* projected price/earnings multiple
* estimated payback period
* purchase cost for a percentage interest in a property
* option or joint venture terms
* adjusted market capitalizations of exploration/mining companies
* values of comparable or similar properties
* retained value of prior exploration work
* budgeted expenditures for a subsequent exploration program
* percentage of gross contained metal value
* value per ounce of contained precious metals or per pound of base metals
* replacement value of mine/mill and other infrastructure
* dollars per ounce of projected annual gold production
* book values from financial statements of exploration companies
* statistical or probabilistic methods
* options pricing models
* relative values (for fairness opinions)
* geoscience method
* staking costs

5.0 VALUATION METHODS APPLICABLE TO BOLEO

Glanville considered a number of methods for determining the value of the Boleo Project, with the following approaches deemed the most appropriate (the methods excluded were either not applicable to a project such as Boleo, or were not permitted to be utilized according to Appendix 3G of the TSX Venture Corporate Finance Manual):

- Comparable Transactions

- Modified Appraisal

The foregoing methods, the justification for their usage, and the calculations of the values resulting from the application of the methods, are discussed in the following sections of this valuation report.

5.1 COMPARABLE TRANSACTIONS

Glanville has examined the terms of a large number of comparable transactions (purchases/sales) of undeveloped base metal deposits in various parts of the world, and converted the purchase prices into equivalent percentages of contained metal value. As would be expected, the range in percentages of contained value is relatively wide, since the percentages depend upon a variety of factors, including the stage of advancement (early stage inferred resources, drill-indicated resources, or proven reserves, for example), the depth and attitude of the deposit (underground or open pit), the likely quality or grade of the resource, the expected size of the deposit, the likely metallurgical recovery, the location (type of infrastructure available, including other processing plants in the area), the income tax and royalty structure, third party interests in the property, the level of technical study (scoping study, pre-feasibility study, feasibility study, etc), the long term price outlook for commodities, the exploration potential, etc. In spite of the relatively wide range of percentages, one can determine a much narrower range for properties with similar attributes. As a result, this method is often utilized as an indicator of value.

The December 15, 2000, issue of the Mining Journal (London) summarized a report on property acquisition costs by companies over the decade prior to 2000, expressed in terms of percentages of the metal prices (or percentages of the contained metal values). For exploration-stage copper property acquisition costs, the average percentage of contained metal value was 1.2% (with a range of 0.6% per 2.4%); for development-stage copper property acquisition costs the average percentage of contained metal value was 2.4% (with a range of 1.8% to 3.6%); for producing copper properties the average percentage of contained metal value was 7.2% (with a range of 5.4% to 10.2%). Glanville has reviewed a large number of transactions related to base metal projects over the past 10 years, and calculated percentages very similar to those shown in the Mining Journal report.

Although the Boleo property could be classified as a development project, Glanville has valued it based on the assumption that it is only half way between an exploration project and a development project. As a result, a percentage figure of 1.8% (average of 1.2% and 2.4%) would be appropriate. Only the open pit resource, as set out in the 1997 pre-feasibility study, has been utilized in the following calculations, although the percentages arrived at from reviewing prior transactions often included other resources[24] (including inferred).

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[24] If one had utilized the total resource, and applied the same percentage of 1.8%, the indicated value would have been over four times that set out below.

70.1 million tonnes X 1.29% copper X 2204.6 pounds/tonne X $0.95[25]	=	$1.894 billion
70.1 million tonnes X 0.09% cobalt X 2204.6 pounds/tonne X $12.00[26]	=	$1.669 billion
70.1 million tonnes X 0.57% zinc X 2204.6 pounds/tonne X $0.45[27]	=	$0.440 billion
Total Contained Metal Value:	=	**$4.003 billion**

Based on the application of the 1.8% to the $4.003 billion contained metal value, the indicated fair market value would be $72 million.

5.2 MODIFIED APPRAISAL METHOD

The utilization of prior expenditures (that have added value to the project) has been considered by several mineral property valuators to be an acceptable approach to valuing mineral exploration properties. However, only expenditures that relate to significant and relevant exploration should be included, and the quality of past work itself must be evaluated.

A problem in this basic approach is that it tends to ignore the results of the exploration, and properties with poor or good exploration results would have the same values if the same amount had been expended on each. To overcome this deficiency, the valuator must apply a "premium" or "discount". Since the same data can be regarded or interpreted differently by different valuators, these factors are determined by a personal assessment of the exploration results. Either a premium or discount may be applied, depending upon whether the valuator perceives the available results as encouraging (positive contribution) or discouraging (negative "contribution"), respectively.

An additional matter must be considered where there is a significant time lapse between when the exploration was carried out (that is, when the actual expenditures were incurred) and when the valuation is prepared. In this situation, the incurred expenditures should be indexed to the current costs of repeating the exploration that contributed to value. Again, either positive or negative factors would be applied, depending upon the current state of the exploration industry and the general economy. Estimating the costs (at the date of valuation) of duplicating the past exploration also assists in determining the relevance and quality of the exploration costs as opposed to the indirect costs such as variable administration costs and irrational allocation of head office, group, or regional project charges, which all vary greatly from company to company, and which may have little relevance to the value of the property.

[25] It should be noted that the long term copper price (expressed in 2004 dollars) has averaged more than $1.25 per pound, while the present copper price is over $1.15 per pound.

[26] It should be noted that the long term cobalt price (expressed in 2004 dollars) has averaged over $20.00 per pound, while the present cobalt price is more than double the $12.00 per pound utilized in this calculation.

[27] The present price of zinc is approximately $0.50 per pound, but constitutes a very small percentage of the overall metal value of Boleo.

Over the past ten years, approximately US$23 million has been spent on exploration and development of the Boleo property. In addition to the foregoing, considerable work prior to 1993 (including historical mining) has added to the knowledge of the property and its potential. Due to the attractive potential economics of the Project, inflation since the expenditures were incurred, useful information from work prior to 1993, and the fact that the Project has advanced well beyond the exploration stage, Glanville is of the opinion that the US$23 million should be increased substantially to arrive at an indicated value today. However, for purposes of this valuation (to comply with TSX Venture Exchange requirements), Glanville has only adjusted the expenditures by inflation to US$26 million.

5.3 OTHER PRIOR INDICATIONS OF VALUE

In 1995, International Curator (the former owner of 87.4% of Boleo) had a market capitalization as high as Canadian $550 million. After adjustments for a relatively small amount of working capital and other assets/liabilities, the implied value of 100% (versus the 87.4% then held by Curator) of the Boleo property in 1995 would have been about Candian $620 million. Since that time, there have been other purchase/sale transactions related to the Boleo property, which indicated values that were relatively low (close to $10 million); however, these transactions occurred during periods of poor minerals markets[28].

In the past couple of years there have been several very positive technical developments for Boleo, some of which have been summarized in this report or can be read in the pre-feasibility study completed in 2002. In addition, the general market for exploration and mining has been extremely attractive in recent months, with relatively high market capitalizations (compared to those over the few years prior to 2003) and large financings. It should be noted that the prices of copper and cobalt (the major components of value at Boleo) have increased dramatically over the past year (as has zinc). In spite of the foregoing, Glanville has not utilized the "prior market capitalization of the former owner" as an indication of the value today, nor has he utilized transactions carried out several years ago in a different market from that in effect today.

[28] In addition, there were other factors affecting value, including legal disputes.

6.0 VALUATION SUMMARY

A summary of the indicated values (rounded to the nearest $1.0 million due to the lack of precision of any one valuation method for non-producing mineral properties) determined in the prior sections of this report is provided in the following table:

VALUATION METHOD	INDICATED VALUES
COMPARABLE TRANSACTIONS	$72 million
MODIFIED APPRAISAL VALUE[29]	$26 million

7.0 VALUATION OPINION

Based on the foregoing, and placing the most weight on the comparable transactions method, it is Glanville's opinion that the Fair Market Value of the Boleo Project is approximately $60 million (Canadian $78 million) with a reasonable (albeit wide) range being between about $40 million and $80 million[30] (or between about Canadian $52 million and Canadian $104 million).

[29] The expenditures related to useful exploration and development work

[30] It should be noted that the market capitalization of the company (International Curator) that owned 87.4% of the project had a market capitalization as high as $550 million in 1995. As a result, the indicated value of 100% of the project was then about $620 million (after adjusting for Curator's percentage interest and accounting for other assets of International Curator, such as working capital). However, the copper and cobalt prices in 1995 were significantly higher than they are today. Partly offsetting this is the fact that the Bateman process (incorporating CCD) has resulted in lower estimated capital and operating costs.

8.0 CERTIFICATE OF QUALIFICATION OF ROSS GLANVILLE

I, Ross Glanville, of 7513 Pandora Drive, Burnaby, British Columbia, Canada, hereby certify that:

1. I graduated with a B.A.Sc. Degree (Mining Engineering) from the University of British Columbia in 1970.

2. I obtained a Masters Degree in Business Administration (MBA) from the University of British Columbia in 1974.

3. I am a registered member of the Association of Professional Engineers of British Columbia, and have been since 1972.

4. I became a member of the Certified General Accountants Association of B.C. in 1980.

5. I am a member of the Canadian Association of Mineral Valuators.

6. I am the president of Ross Glanville & Associates Ltd., a company specializing in the valuations of mining companies and mineral exploration properties, and the provision of fairness opinions.

7 I have been practicing my profession since 1970, and have valued exploration and mining projects and companies in over fifty countries.

8. I was formerly President of Giant Bay Resources Ltd. and Vice President of Wright Engineers Ltd. (now Fluor Daniel Wright), an international engineering and consulting company. Prior to that, I was an engineer and project manager with Placer Dome Ltd., and a mining and investment analyst with two major investment and holding companies.

9. I have not reviewed the title to the Boleo Property, since this is best done by legal counsel. In addition, I have not visited the property, but instead have relied on technical reports on the properties.

10. The attached Valuation has been prepared for MIC, and is based partly on information provided to Glanville. Although it is believed that the information received is reliable under the conditions and subject to the limitations contained herein, and while information has been checked as to its reasonableness, Ross Glanville & Associates Ltd. cannot guarantee the accuracy thereof.

11. I have no interest, nor do I expect to receive any interest, either directly or indirectly, in MIC or its subsidiary or associated companies.

12. I herewith grant my permission for MIC to use this report for whatever purposes it deems appropriate, subject to the disclosures set out in this Certificate and this Valuation Opinion.

13. I am a Qualified Valuator as defined in CIMVal Standards and Guidelines.

Signed in Vancouver, British Columbia, on the 7th day of February, 2004


Ross Glanville, B.A.Sc., P.Eng., MBA, CAMV

"Ross Glanville", B.A.Sc., P.Eng., MBA, CAMV

The securities offered hereunder are speculative in nature. Information concerning the risks involved may be obtained by reference to this Offering Document; further clarification, if required, may be sought from the Agent or an advisor registered under the *Securities Act* (Alberta) (the "Alberta Act") or the *Securities Act* (British Columbia) (the "BC Act")(collectively, the "Acts").

SHORT FORM OFFERING DOCUMENT

Dated: **April 5, 2004** Effective Date: **April 7, 2004.**

FIRST GOLDWATER RESOURCES INC.
(the "Issuer")
1502-543 Granville Street,
Vancouver, British Columbia, V6C 1X8

CANACCORD CAPITAL CORPORATION
(the "Agent")
2200-609 Granville Street,
Vancouver, British Columbia, V7Y 1H2

Registrar and Transfer Agent
COMPUTERSHARE TRUST COMPANY OF CANADA
510 Burrard Street,
Vancouver, British Columbia, V6C 3B9

Up to **$2,000,000**
Offering of up to 2,666,666 Units at a price of $0.75 per Unit

This Short Form Offering Document (the "Offering Document") qualifies the distribution of up to 2,666,666 units (the "Units") of the Issuer at a price of $0.75 per Unit (the "Offering"). Each Unit consists of one common share in the capital of the Issuer (a "Share") and one-half common share purchase warrant (the "Warrant"). Each whole Warrant, will entitle the holder to acquire one additional common share in the capital of the Issuer (a "Warrant Share") at a price of $1.15 per Warrant Share for a period of sixty months from the date of issuance of the Units. The Warrants will be transferable and, subject to evidence of satisfactory distribution in accordance with the rules of the TSX Venture Exchange (the "Exchange"), will be listed and posted for trading on the Exchange. See "Plan of Distribution".

	Number of Units	Price to Public	Agent's Commission[1][2]	Net Proceeds to the Issuer[3]
Per Unit	1	$0.75	$0.045	$0.705

	Number of Units	Price to Public	Agent's Commission[(1)(2)]	Net Proceeds to the Issuer[(3)]
Total Offering	2,666,666	$2,000,000	$120,000	$1,880,000

1. The Issuer has agreed to pay Canaccord Capital Corporation (the "Agent") a cash commission equal to 6% of the gross proceeds of the sale of Units (the Agent may elect to be paid up to half the commission in Units) and an administration fee of $10,000. The Agent will also be issued 30,000 Units upon closing of the Offering as a corporate finance fee (the "Corporate Finance Fee Units"). The Corporate Finance Fee Units and any Units issued to the Agent as part of the commission will be on the same terms as the Units offered to the purchasers hereunder, except that the warrants included in such units will not be transferable. The Issuer will pay all of the expenses incurred by the Agent in connection with the Offering.

2. The Issuer has also agreed to grant to the Agent, upon closing of the Offering, a non-transferable option (the "Agent's Option") to acquire that number of common shares as is equal to 5% of the number of Units sold pursuant to this Offering, at an exercise price of $0.75 per common share for a period of 18 months following the closing of the Offering. See "Plan of Distribution".

3. After deducting the Agent's commission but before deducting expenses of the Offering, estimated at $20,000.

The Offering is subject to the sale of a minimum of 2,666,666 Units.

Neither the TSX Venture Exchange (the "Exchange"), nor any securities regulatory authority has in any way passed upon the merits of the securities offered under this Offering Document.

Subscribers for Units hereunder may be required to pay commissions at the rates charged by their brokers.

The information provided in this Offering Document is supplemented by disclosure contained in the documents listed below which are incorporated by reference into this Offering Document. These documents must be read together with this Offering Document in order to provide full, true and plain disclosure of all material facts relating to the securities offered by this Offering Document. The documents listed below are not contained within, or attached to this Offering Document, and will be provided by the Issuer, at no charge, upon request. Alternatively, the documents may be accessed by the reader of the Offering Document at the following locations:

Type of Document	Date of Document	Location at which Document may be accessed
Press Release	March 24, 2004	www.sedar.com First Goldwater
Filing Statement	March 19, 2004	www.sedar.com First Goldwater
Other - Audited Financial Statements Mintec	March 19, 2004	www.sedar.com First Goldwater
Other – Pro forma financial	March 19, 2004	www.sedar.com First Goldwater

Type of Document	Date of Document	Location at which Document may be accessed
Annual Information Form	February 24, 2004	www.sedar.com First Goldwater
Other – Valuation report	February 7, 2004	www.sedar.com First Goldwater
Quarterly Report dated November 30, 2003	January 23 2004	www.sedar.com First Goldwater
Engineering Report (Mehner)	November 27, 2003	www.sedar.com First Goldwater
Consent of David Mehner	February 20, 2004	www.sedar.com First Goldwater
Audited Annual Financial Statement - Issuer	October 6, 2003	www.sedar.com First Goldwater

Any material change report required to be filed with the Alberta Securities Commission and the British Columbia Securities Commission (the "Commissions") subsequent to the date of this Offering Document and prior to the distribution of securities under this Offering Document (a "Subsequently Triggered Report") will be deemed to be incorporated by reference into this Offering Document.

Securities offered by this Offering Document are being offered under an exemption from the prospectus requirements of the Acts. Purchasers may not receive all of the information required by or have all of the rights available to a purchaser under a prospectus.

TABLE OF CONTENTS

Page

PLAN OF DISTRIBUTION

The Offering

The Issuer, through the Agent, hereby offers up to 2,666,666 Units at the offering price of $0.75 per Unit. Each Unit consists of one Share and one-half Warrant. Each whole Warrant may be exercised to acquire one common share for a period of 60 months from the date of issuance at an exercise price of $1.15 per common share. The Warrants will be transferable and subject to evidence of satisfactory distribution in accordance with the Rules of the Exchange, will be listed and posted for trading on the Exchange.

The Offering will be made in accordance with the rules and policies of the Exchange and will take place on a day, as determined by the Agent and the Issuer, within 60 days from the date of acceptance of this Offering Document by the Exchange (the "Offering Day"). The completion of the Offering (the "Closing") will take place on the day which falls five days after the Offering Day. **This distribution is being made only to residents of British Columbia or Alberta or such other jurisdictions where the Units may lawfully be sold.**

The Warrants will contain, among other things, provisions for appropriate adjustment of the class, number and price of shares issuable pursuant to any exercise thereof upon the occurrence of certain events including any subdivision, consolidation or reclassification of the common shares of the Issuer, the payment of stock dividends or the reorganization or amalgamation of the Issuer.

The Offering is planned to close contemporaneously with, or immediately after, a private placement currently being conducted by the Issuer and Canaccord International Ltd. ("Canaccord International").The private placement consists of 10,666,666 units at $0.75 per unit, on identical terms and conditions to the Units offered hereunder, with the exception that the units issued in the private placement will be subject to a four month hold period under applicable securities legislation. Warrants issued as part of the private placement will, after expiry of the hold period, be transferable and, subject to evidence of satisfactory distribution in accordance with the rules of the Exchange of the Units issued hereunder, will also be listed and posted for trading on the Exchange. Canaccord International will be paid, at closing of the private placement, a corporate finance fee of $48,000, a commission of 6.0 percent of the gross proceeds received by the Issuer and will be granted an agent's warrant equal to 5.0 percent of the securities sold. Each agent's warrant will entitle the holder to acquire one common share of the Issuer for a period of 18 months from closing at the private placement price. Canaccord International will be reimbursed for reasonable expenses, including travel expenses for any road shows and legal fees. Canaccord International will be granted a right of first refusal on future financings for a period of 12 months. The private placement will be at $0.75 per unit, with the attached warrants being exercisable at a price of $1.15 per share for a period of five years. The Issuer anticipates receipt of net private placement proceeds, before payment of Canaccord's out-of-pocket expenses but after the deduction of a $30,000 sponsorship fee to the Agent, of $7,442,000.

The Offering is subject to a minimum aggregate of $10,000,000 being raised in this Offering and the above referenced private placement. It is anticipated that $8,000,000 will be raised in the private placement and in such case the Offering would be subject to the sale of a minimum 2,666,666 Units, being the entire Offering, unless otherwise agreed to by the Issuer, the Agent and Canaccord International.

Appointment of Agent

Pursuant to an agreement dated March 19, 2004, as amended April 1st., 2004, (the "Agency Agreement") between the Issuer and the Agent, the Agent has agreed to act as the Issuer's agent to offer for sale, on a commercially reasonable efforts basis, the Units offered herein subject to the terms and conditions of the Agency Agreement. The Agent may, but is not obliged to, purchase any of the Units. The Agent will receive a cash commission of 6% of the gross proceeds of the Offering (which the Agent may elect to be paid up to one-half in Units), a corporate finance fee of 30,000 Corporate Finance Fee Units, plus $10,000 as an administration fee, and will be granted a non-transferable option (the "Agent's Option") to acquire that number of common shares as is equal to 5% of the number of Units issued under this Offering, at an exercise price of $0.75 per common share, for a period of 18 months following the Closing. The Corporate Finance Fee Units and any units issued to the Agent as part of the commission will be on the same terms as the Units offered to purchasers hereunder except that the warrants included in such Units will not be transferable.

The Agent will solicit subscriptions for Units only in the provinces of Alberta and British Columbia and such other jurisdictions where the Units may lawfully be sold. The Agent reserves the right to offer selling group participation, in the normal course of the brokerage business to selling groups of other licensed brokers and investment dealers who may or may not be offered part of the commission or the Agent's Option. **The purchasers of any Units under the Offering may be required to pay commissions at the rates charged by their brokers.**

The Agent may terminate its obligations under the Agency Agreement at any time before the Closing if, among other things, there is an occurrence of any nature which, in the opinion of the Agent, seriously affects or will seriously affect the financial markets, the business of the Issuer or the ability of the Agent to perform its obligations under the Agency Agreement or an investor's decision to purchase the Units. The Agent may also terminate its obligations under the Agency Agreement if the Units cannot, in the opinion of the Agent, be profitably marketed due to the state of the financial markets. If the Agent is prepared to close the Offering and the Issuer terminates the Offering or the Agency Agreement, the administrative fee and Corporate Finance Fee Units will be payable to the Agent Immediately.

To the best of the knowledge of the Issuer, as at the date hereof, the "Professional Group" (defined as a group consisting of the Agent; any employee, partner, officer, director and affiliate of the Agent; and any associated party of all such persons or companies or the Agent) beneficially owns, directly or indirectly 1,294,642 shares and 1,610,550 warrants of the Issuer

Exemption

The Units in this Offering are being distributed pursuant to:

(a) in British Columbia, BC Instrument 45-509, entitled "Short Form Offerings of Listed Securities and Units by Qualifying Issuers" (the "BC Instrument"), which provides an exemption from the prospectus requirements of the BC Act and the rules and the regulations thereto (the "BC Securities Rules"); and

(b) in Alberta, Alberta Blanket Order 45-507, entitled "Order Under Sections 144 and 213 of the Alberta Act, Offerings by CDNX Short Form Offering Document" (the "Alberta Blanket Order") of the Alberta Securities Commission which provides an exemption from the prospectus requirements of the Alberta Act and the rules and regulations thereto (the "Alberta Securities Rules").

In order to rely on the exemptions provided in the BC Instrument and the Alberta Blanket Order (collectively, the "Instruments"), the following provisions will apply to the Offering:

(a) the number of Shares issued under this Offering, when added to the number of securities of the same class issued under Prior Offerings (as that term is defined in the BC Instrument), exceed neither:

(i) the number of securities of the same class outstanding immediately before this Offering; nor

(ii) the number of securities of the same class outstanding immediately before a Prior Offering;

(b) the gross proceeds of the Offering, when added to the gross proceeds from all Short Form Offerings (excluding the proceeds from the exercise of any warrants included therein) completed during the 12 month period immediately preceding the date of this Offering Document, may not exceed $2,000,000;

(c) all Units acquired by a purchaser who is, at the time of Closing, a Designated Hold Purchaser (defined as a purchaser that is an insider or promoter of the Issuer, the Agent or a member of the Professional Group), will be subject to a hold period which will run for four months from the date of Closing;

(d) all Units acquired by any purchaser in excess of $40,000 will be subject to a four month hold period;

(e) pursuant to the Instruments, no more than 50% of the Units sold hereunder may be subject to the four month hold period; and

(f) no Purchaser may purchase more than 20% of the Offering.

USE OF PROCEEDS

Funds Available

Contemporaneous with, or immediately prior to, the Closing, the Issuer will complete the acquisition of Mintec International Inc, a Barbados International Business Corporation (this

transaction will constitute a Reverse Takeover under Exchange Policies (the "RTO"), and a private placement of Units pursuant to an agency agreement with Canaccord International Ltd., of St. James, Barbados, pursuant to which private placement the Issuer will receive net proceeds before expenses of $7,442,000. If the entire Offering is sold, the Issuer will receive net proceeds after estimated expenses of $20,000 and deduction of the Agent's $10,000 administration fee, from this Offering of $1,850,000. Accordingly, upon completion of these transactions, inclusive of the fees and commissions of the Agent and Canaccord International but prior to deduction of other expenses of the Agent, Canaccord International and the Issuer related to the Offerings, it is expected that the Issuer will have Available Funds as follows:

Source of Funds	Amount
Working Capital of the Issuer as of February 29, 2004	$4,486
Working Capital of Mintec as of February 29, 2004	($744,977)
Net Private Placement Proceeds	$7,442,000
Net Proceeds of the Offering	$1,850,000
Available Funds	$8,551,509

Principal Purposes

The Issuer proposes to utilize the Available Funds for the following purposes:

Use of Proceeds	Amount
To conduct an independent pilot plant of the hydrometallurgical process for treatment of Boleo ore, estimated at Australian $3,623,484* converted at AUS$1=CDN$0.96	$3,478,545
To conduct underground test mining techniques as recommended by David Parks, P.Eng. at an estimated cost of US$1,800,000 converted to Canadian dollars at US$1:CDN$1.31	$2,358,000
To conduct an exploration drill program of the Montado SW Basin recommended in Mehner Report at a cost of $327,000	$327,000
Estimated Cost to complete RTO	$153,000
Estimated Cost to complete private placement	$100,000
General Administrative & Property Maintenance Costs for 18 months**	$662,736
Issuer's management costs in regard to proposed expenditures***	$468,000
Working Capital to Fund Ongoing	$1,004,228

Operations	
Available Funds	$ 8,551,509

* Bateman received an estimate from Lakefield Oretest, of Perth, Australia, in February 2002 to conduct batch and pilot plant testwork to validate the flow sheet proposed in the Bateman Study. Bateman has requested an updated proposal from Lakefield. . The 2002 estimate from Lakefield has not been reconfirmed to date and the amount of the cost may be different. If the cost is higher, the Issuer will have to either reduce the program, reduce its existing working capital or raise additional financing in order to have sufficient funds to complete the pilot plant. In addition, proposals for this work are being solicited from other facilities. It is anticipated that the Lakefield proposal is a reasonable estimate of the cost of such work.

* * General & Administrative costs on monthly basis consist of administrative cost in both Canada & Mexico and include the following:

Mexico City –	Management	US$4250	
	Accounting	US$ 400	
	Claim Supervision	US$ 700	
	Telephone & office	US$ 350	
	Legal & Fiscal	US 500	
	Office rent	US$ 150	
Project Site	Core storage/office	US$1050	
	Telephone	US$ 500	
Sub-total		US$7900	CDN$10,112
Vancouver	Admin. Management	CDN$4000	
	Investor Relations	CDN$3000	
	Office Rent	CDN$4000	
	Transfer Agent	CDN$1000	
	Accounting	CDN$1000	
	Legal	CDN$ 833	
Sub-total		CDN $13,833	CDN$13,833
Annual or quarterly fees			
	Audit (Canada & Mexico)	CDN$ 34000	
	Quarterly reports	CDN$ 4000	
	Concession fees & Surface taxes (US$91,000)	CDN$116,480	
Sub-total		CDN$154,480	
Monthly average of annual & quarterly costs			CDN$12,874
Total Monthly Administrative Costs			CDN$36,819

*** Optimium Project Services Ltd. ("Optimum"), a company controlled by William Murray, a principal of Mintec and a proposed director and officer of the Resulting Issuer, is retained to provide engineering consulting and management services to Mintec. Such contract does not require William Murray to devote full time to the Mintec. Management of the Issuer and a significant portion of the supervision of the proposed work programs will be under the guidance of John Greenslade, as President, and Optimum, who will receive monthly remuneration as agreed to from time to time, and which combined remuneration is estimated at $18,000 per month. Funds may be paid to other directors and officers of the Company for services rendered to the Resulting Issuer or its subsidiaries from time to time. All such payments will be approved in advance by independent directors.

The Issuer will spend the funds available to it on completion of the RTO, the private placement and the Offering to further its stated business objectives set out in "Business of the

Issuer". There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Issuer to achieve its stated business objectives.

It is anticipated that the Pilot Plant program will take 6 to 8 months from commencement to complete. The program will commence as soon as possible after completion of the Offering and negotiation of appropriate contracts with the selected facility and the independent engineering firm retained to supervise the program. Initial work will consist of acquisition of any specialized equipment for the pilot plant, anticipated to take 1-2 months. Initial tune-up of the plant will be completed using available metallurgical composite samples from the Boleo Property prior to commencing the main test program that will utilize material generated, in part, from the underground test mining program. The main factors which could delay the program are the scheduling of equipment deliveries and the availability of representative ore samples from the underground test mining program.

The underground test mining program will take 6-8 months from commencement to complete. The program will commence as soon as possible after completion of the Offering. Any delay in start –up will be principally to allow for the negotiation and finalization of the contract terms with an appropriate mining contractor for the program. The main factors that could delay or impede the timetable are the availability of appropriate equipment and operating personnel and the need to obtain temporary import permits for delivery of equipment to Mexico.

The drilling of the Montado Basin will commence as soon after completion of the Offering as appropriate permits are received and an appropriate drill rig and crew can be dispatched to site, estimated within 30 days of completion of the Offering. The drill program will take approximately 3 weeks from commencement to complete.

The Offering is being completed on a best efforts basis. If less than an aggregate of $10,000,000 is raised and the Issuer, the Agent and Canaccord International agree to close the Offering (and Exchange Approval is received to such variation), the Issuer will eliminate the drill program on the Montado Basin and if adequate funds are still not available the length of the underground test mining program will be reduced to ensure the Issuer has adequate unallocated working capital.

The Issuer's Working Capital available to fund ongoing operations will be sufficient, assuming it did not use such funds for any other purpose, to meet its property maintenance and administration costs for at least an additional 18 months.

BUSINESS OF THE ISSUER

The Issuer has been engaged in the business of acquiring interests in, and exploring, mineral and natural resource properties since 1994. Contemporaneous with or immediately prior to the closing of the Offering, the Issuer will complete the RTO of Mintec. For a more complete description of the Business of the Issuer, see the "Filing Statement" in regard to the RTO of the Issuer dated March 19, 2004, which has been previously filed on SEDAR. For a description of the Boleo Property, see also the report dated November 27, 2003, prepared for Mintec by David Mehner, P. Geo., a Qualified Person, entitled an "Underground Resource Calculation and Review" Boleo District, which has previously been filed on SEDAR. The sole asset of Mintec is its wholly owned Mexican subsidiary company, Minera y Metalurgica del Boleo S.A. de C.V.,

which company owns the Boleo copper/cobalt/zinc Property located on the Baja peninsula, Baja California Sur, Mexico. Upon completion of the Offering the Issuer proposes:

(a) to conduct a pilot plant of the flow sheet proposed in the Bateman Study for recovery of copper, cobalt and zinc, plus other potential valuable mineral constituents from the Boleo Property ore;

(b) to examine the potential for underground mining of mineral resources at the Boleo Property by various mining methods, including the use of continuous mining machines such as those typically utilized in coal mining; and

(c) to commence exploration, including drilling, of a new geological basin previously identified from regional geological and geophysical exploration to determine if Boleo style mineralization exists, and if so, to determine its significance (grade, thickness and arreal extent) as recommended in the Mehner Report.

It is anticipated that the above programs will be completed over a period of 12 to 18 months from commencement.

The Boleo Property, which on completion of the RTO will be, the sole asset of the Issuer, is in the exploration and development stage. See "Acquisitions".

RISK FACTORS

Investment in the Units offered under this Offering Document involves a significant degree of risk. Prospective investors should carefully review the following factors, together with other information contained elsewhere in this Offering Document.

Commodity price risks

The Issuer does not currently generate any significant revenues from the sale of products from its properties (although the Issuer has received minor oil and gas revenues in the past year). Future revenues, if any, are expected to be in large part derived from the mining and sale of copper, cobalt and other metals. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Issuer's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new mine developments and improved mining and production methods. The effect of these factors on the price of metals, and therefore the economic viability of any of the Issuer's projects, cannot accurately be predicted.

Mineral Property risk – failure to complete positive feasibility study

Development of the Issuer's mineral properties will only follow upon obtaining a full detailed feasibility analysis. Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Issuer's mineral exploration and development activities will result in any commercial production. The long-term profitability of the Issuer's operations will be affected by a number of factors.

Inability to raise adequate funding

The Issuer's properties are currently being assessed for exploration and development and as a result, the Issuer has no source of operating cash flow. Any further significant work will likely require additional equity or debt financing, or the sale of all or part of the Issuer's interest in these properties. The Issuer has limited financial resources and there is no assurance that additional funding will be available to allow the Issuer to fulfill its obligations on existing properties. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development and the possible, partial or total loss of the Issuer's interest in certain properties.

Title Risk

Although the Issuer has received or will receive title opinions for any properties in which it has a material interest, there is no guarantee the title to such properties will not be challenged or impugned.

Reserve Estimates

There is a degree of uncertainty attributable to the calculation of ore reserves and corresponding grades being mined or dedicated to future production. Until ore is actually mined and processed, quantity of reserves and grade must be considered as estimates only. In addition, the quantity of reserves may vary depending on metal prices. Any material change in quantity of reserves, grade or recovery ratio may effect the economic viability of the Issuer's properties. In addition, there can be no assurance that metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract the metal from the resources and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Issuer has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of copper and other metals, any of which could result in work stoppages, damage to property, and possible environmental damage. The Issuer currently does not carry on any operations and as a result does not currently maintain liability insurance against such liabilities. Although the Issuer currently intends to obtain insurance when it commences operations, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Issuer might not elect to insure itself against such liabilities, due to high premium costs or other reasons, in which event the Issuer could incur significant costs that could have a materially adverse effect upon its financial condition.

Environmental Factors and Permitting

All phases of the Issuer's operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental Legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Issuer's operations.

Prior to any development on the Boleo Property, MMB must receive a permit from the Secretaria de Desarrollo Social of Mexico ("SEDESOL"). Although the Issuer expects that all necessary permits will be forthcoming, there is no guarantee that MMB will obtain all permits necessary to develop the Boleo Property.

Competitive Nature of the Mining Industry

There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Issuer competes with other mining companies, many of which have greater financial resources than the Issuer, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.

Country Risk

All of the Issuer's mineral activities will be conducted in Mexico, and although Mexico is a signatory to the North American Free Trade Agreement (NAFTA), the Issuer's activities will be exposed to various levels of political, economic and other risks and uncertainties. These risks include but are not limited to, hostage taking (while prevalent in many parts of Mexico it is uncommon on the Baja Peninsula where the Boleo Property is located), fluctuations in currency exchange rates, high rates of inflation, excessive import duties and taxes on the importation of equipment, expropriation and nationalization (while this has historically occurred it is not common), restrictions on foreign exchange and repatriation, changes in taxation policies, and changing political conditions, currency controls and government regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ local citizens.

Changes, if any, in mining or investment policies or shifts in political attitude in Mexico may adversely affect the Issuer's operations or profitability. Current activities and future operations may be affected in varying degrees by government regulations with respect to , but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications, and tenure, could result in loss, reduction or expropriation of entitlements, or

the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Issuer's operations or future profitability.

Forward Looking Statements

Statements contained herein that are not historical facts are forwarding looking statements that involve risk and uncertainties. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Without limiting the generality of the foregoing, such risks and uncertainties include interpretation of drill results, the geology, grade and continuity of mineral deposits, results of pre-feasibility study, recovery, accidents, equipment breakdowns, delays in exploration or development activities, political risks involving doing business in other nations and the policies of these other nations, and failure to obtain adequate financing on a timely basis.

ACQUISITIONS

Contemporaneous or immediately prior to the Offering the Issuer will complete the RTO of Mintec in consideration of the issuance of 40,000,000 shares in the capital of the Issuer to the shareholders of Mintec. For full particulars of the RTO see the Filing Statement of the Issuer dated March 19, 2004 which has been previously SEDAR-filed. The transaction to acquire Mintec was negotiated on an arms-length basis with the shareholders of Mintec. The sole asset of Mintec is its wholly owned Mexican subsidiary, MMB which owns the Boleo Property.

The Boleo Property is located on tidewater on the east coast of the State of Baja California Sur, Mexico, adjacent to the town of Santa Rosalia, which occurs at 27°20' latitude, and 112°17' longitude, approximately 650 kilometres south of the United States/Mexico border. The Trans-peninsular Federal Highway # 1 passes through the property. There are regular scheduled air services from the United States and mainland Mexico to both Loreto, which is a two hour drive to the south and La Paz which is a six hour drive to the south. The closest private airstrip is at Palo Verde a half hour drive away. Port facilities, which serviced the copper mine until 1985, are still being used twice a week by a ferry service to the mainland.

The Boleo Property is owned as to a 100% undivided interest by MMB and comprises 8 exploration concessions totalling 2,588.43 Ha and 7 exploitation concessions totalling 7,493.79 Ha. Government work obligations on the property are in good standing and an invested surplus exists such that the amount spent places the properties in good standing until the dates shown below.

Exploitation Concessions for Minera y Metalurgica del Boleo S.A DE C.V

Claim	Title	Surface Has.	Annual US$	Expiry Date
El Boleo	218082	4,975.61	$43,363	September 28, 2050
El Boleo I	218092	72.45	$631	August 30, 2050
El Boleo II frac 1	216179	1,296.62	$11,300	September 28, 2050
El Boleo II frac 1A	218180	507.28	$4,421	September 28, 2050
Boleo III	212148	224.64	$1,958	August 30, 2050
Nuevo San Luciano	214189	150.00	$1,078	August 9, 2051
Boleo II frac 4	218975	267.16	$1,077	January 27, 2053

Total Exploitation Concessions= 7,493.79 Hectares

Exploration Concessions

Claim	Title	Surface Has.	Annual US$	Expiry Date
Boleo X frac 5	211055	1.3829	$1.43	March 23, 2006
Boleo X frac 8	211058	3.9486	$4.10	March 23, 2006
Boleo X frac 9	211059	9.9612	$10.44	March 23, 2006
Boleo X frac 12	211062	3.1241	$3.21	March 23, 2006
Boleo X frac 16	211066	0.0068	$0.18	March 23, 2006
Biarritz B	219819	0.0055	$0.18	April 15, 2009
San Luciano 2		670.0000	$115.00	Sept. 29, 2009
San Luciano 3		1,899.0000	$321.40	Sept. 18, 2009

Total Exploration Concessions= 2,588.4291

MMB also owns three surface lots which total 6,692.58 Hectares and which cover all of the identified mining areas. The table below sets out land ownership and annual dues.

Table 2

Description	Size/Hectares	Annual Tax US$
El Boleo	6,553.55	2,118
Soledad Property	99.91	2,332
San Luciano Property	39.12	519

In support of the share exchange proposed with the Issuer, Mintec retained Ross Glanville & Associates Ltd. ("Glanville") to determine the Fair Market value of the Boleo Property. In a report dated February 7, 2004 (the "Glanville Report"), Glanville stated that in his opinion the Fair Market Value of the Boleo Property is approximately US$60 million (approximately CDN$78 million) with a reasonable range being between US$40 million and US$80 million. In addition, a report dated November 27, 2003 (the "Mehner Report"), prepared by David Mehner, P.Geo., a Qualified Person, entitled an "Underground Resource Calculation and Review, calculated a resource of copper, cobalt and zinc at the Boleo Property that may be amenable to underground mining and made a recommendation for a test mining program to determine the viability and costs of extracting mineral resources from the Boleo Property utilizing a room and pillar system, including the use of continuous mining machines such as those typically utilized in coal mining. The Glanville Report and the Mehner Report may be accessed under the Issuers profile at www.sedar.com or at the offices of the Issuer during normal business hours during the Offering and for a period of 30 days thereafter.

Teck Cominco Limited Financing Agreement

The Issuer entered into a "Financing Agreement" with Teck Corporation (now "Teck Cominco") on the 30th day of October 1995, pursuant to which Teck Cominco has an option to acquire a 50% interest in, to become "Operator" of, and to finance a property in which the Issuer formerly had an interest in Newfoundland/Labrador. While the property that was the subject of such agreement has been abandoned, the agreement granted Teck Cominco the right to enter into an agreement with the Issuer, on the same terms and conditions, on any projects that may be acquired by the Issuer up to December 31, 2010. Further, under the terms of the Financing Agreement Teck Cominco has a preferential right to participate in each equity financing (whether by way of an offering of the Issuer's securities to the public or by private placement or otherwise) undertaken by the Issuer on or before December 31, 2010. Teck Cominco has four business days from appropriate notice of such offering to elect what portion, if any, of the proposed financing it will provide. With respect to the current private placement and short form offering being conducted by the Issuer, Teck Cominco has provided notice that it does not have sufficient time to assimilate the technical information in regard to the Boleo Property to permit it to evaluate the investment and have therefore declined to participate.

Pursuant to the Financing Agreement, the Issuer has provided Teck Cominco with notice of the Issuer's right to acquire, indirectly through the RTO, an interest in the Boleo Property and Teck Cominco have affirmed that they are exercising their right to have the Boleo Property governed by such agreement (the "Option"). A pre-feasibility study (the Bateman Study) having been completed on the Boleo Property, the Issuer has delivered to Teck Cominco written notice to either exercise the Option (and become the Operator), failing which the Financing Agreement with respect to the Boleo Property will terminate. Teck Cominco has 90 days from delivery of such notice to complete its technical due diligence of the Boleo Property and either exercise the Option (the "Financing Commitment") or terminate its rights in regard to the Boleo Property. If Teck Cominco exercises the Option it will have a period of 24 months to prepare a Final Feasibility Study on the Boleo Property. After Teck Cominco has completed the Final Feasibility Study, it has 90 days in which to decide whether it will bring the Boleo Property into commercial production and to commit to arrange, on such terms and conditions as it in its reasonable discretion deems necessary or advisable, including as to acceptable security, for the provision of all monies or credit necessary to carry out all further exploration, development and construction costs of bringing the Boleo Property into commercial production (the "Final Commitment").

If Teck Cominco does not exercise the Option, then the Financing Agreement in respect of the Boleo Property will terminate. The Issuer may then independently proceed to have a Final Feasibility Study prepared or to bring the Boleo Property to commercial production. If the Issuer abandons its intention to do either of these, the Boleo Property may not be placed into commercial production by the Issuer unless Teck Cominco is again offered the Option.

If Teck Cominco exercises the Option and accordingly delivers the Final Commitment, the Issuer's then remaining 50% interest in the Boleo Property is to be a non-assessable carried interest to commercial production, subject only to the right for Teck Cominco to request the Issuer pledge its interest in the Boleo Property as security to a third party lender for providing construction financing.

If Teck Cominco exercises the Option and delivers the Financing Commitment it has the right to elect at any time before the Boleo Property is brought into commercial production to surrender its interest to the Issuer. Further, if it fails to deliver the Final Feasibility Study within 24 months

or if it fails to give the Final Commitment within the 90 day period, then upon expiry of the 24 month or 90 day period, as the case may be, it is deemed to have elected to surrender its interest. In either circumstance Teck Cominco, will have no further right, interest or obligation in the Boleo Property provided that the Issuer would be required to repay to Teck Cominco the expenditures made by it, plus interest, from the net proceeds of production from the Boleo Property, which obligation would be secured by a mortgage against the Boleo Property.

If Teck Cominco exercises the Option and places the Boleo Property into commercial production, the Net Proceeds of production (Revenue less Operating Costs and Post-Production Capital Expenditures together with reasonable interest or financing costs associated therewith) would be shared as follows:

(a) 100% to repay third party project financing; then

(b) 100% to Teck Cominco until it has recouped all costs incurred by it from the time of completion of the Final Feasibility Study, including those costs related to the Financing but excluding any charge for general overhead or administration and any amounts paid under (a), together with an amount in respect of all obligations and liabilities related to the Boleo Property (whether accrued, accruing, contingent, conditional or otherwise, including by way of guarantee) which would be sufficient to fully discharge and fully release Teck Cominco from such obligations and liabilities, present and future; then

(c) 25% of the Net Proceeds to each of Teck Cominco and the Issuer and the remaining 50% of Net Proceeds to be shared by Teck Cominco and the Issuer in those percentages which are equal to the product obtained by multiplying 100% by a fraction of which the numerator is:

   (i) in the case of Teck Cominco, its aggregate costs from the time of delivery of the Financing Commitment to the time of completion of the Final Feasibility Report; and

   (ii) in the case of the Issuer, its costs prior to exercise of the Option;

and the denominator is the aggregate of clauses (c)(i) and (ii), until each of Teck Cominco and the Issuer has recouped its respective costs, plus interest; and thereafter

(d) 50% to each of Teck Cominco and the Issuer.

Teck Cominco has until May 3rd, 2004 to elect to exercise the Option.

CORPORATE INFORMATION

The Issuer was incorporated on the 15th day of July, 1985 in the Province of British Columbia. Mintec was incorporated under the laws of Barbados as an International Business Corporation on the 7th day of October, 1993. Mintec has a wholly owned Mexican subsidiary, MMB, which company is the registered and beneficial owner of a 100% interest in the Boleo Property. MMB was incorporated under the laws of Mexico on June 30th, 1994.

The Issuer is authorized to issue 200,000,000 common shares. As at the date hereof there are 6,153,604 common shares of the Issuer issued and outstanding. Assuming the issuance of common shares on the earlier private placement and RTO, there will be 59,516,936 common shares issued and outstanding.

Common Shares

Each common share entitles the holder to one vote on all matters to be voted on by the holders of common shares, and to receive such dividends as may be declared. Each common share also carries the right to participate rateably in the remaining property of the Issuer on any liquidation, dissolution or winding up.

DIRECTORS, OFFICERS, PROMOTERS AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Directors and Officers

The following are the names and municipalities of residence of all directors, officers and promoters of the Issuer, currently and post the RTO, their positions and offices with the Issuer and their principal occupations during the last five years:

Name and Municipality of Residence	Current Positions and Offices Held	Post RTO Positions and Office held	Principal Occupations During Last Five Years	Number and Percentage of Voting Shares Beneficially Owned, Directly or Indirectly, after Closing(1)
Robert Mouat, Nassau, Bahamas	none	Director	Managing Director Mintec, Director Terra Gaia Inc (an environmental company)	Escrowed & Pooled 14,700,000[2] 24.71% Other Shares nil
William Murray, Richmond, B.C.	None	Director	Consulting Engineer	Escrowed & Pooled 5,100,000[3] 8.57% Other Shares nil
John Greenslade, West Vancouver, B.C.	none	Director and President	Partner, Holmes Greenslade (Barristers & Solicitors), President Minterra Resource Corp. (a mineral exploration company)	Escrowed & Pooled 4,900,000[4] 8.24% Other Shares nil
Tom Pressello,	Director, CFO	Director, CFO	President & CEO, Pacific Harbour Capital Ltd. (an Investment holding & management company)	Escrowed nil Pooled nil Other Shares 500,000 0.84%
Tawn Albinson, Mexico City, Mexico	none	Managing Director MMB	Consulting Geologist, Managing Director MMB	Escrowed & Pooled 600,000[5] 1.01% Other Shares nil
Conrad Clemiss, North Vancouver	Director, President & CEO	none	Investor relation services, previously director of a number of reporting issuers including First Castle Enterprises Inc. and Rocraven Resources Ltd.	Escrowed nil Pooled nil Other shares 1,000,000[6]

Name and Municipality of Residence	Current Positions and Offices Held	Post RTO Positions and Office held	Principal Occupations During Last Five Years	Number and Percentage of Voting Shares Beneficially Owned, Directly or Indirectly, after Closing[1]
Dr. Thomas Patton Blaine, Washington	Director	none	President, Chief Operating Officer & Director Western Silver Corporation since January 1998. Also Director of Newcoast Silver Mines & Rio Fortuna Exploration Corp. Senior Officer Quaterra Resources Inc.	Escrowed nil Pooled nil Other shares nil

1. Assuming the sale of all the Units hereunder and after completion of the RTO and private placement, but prior to giving effect to the exercise of the Warrants and the Agent's Option.
2. These shares are owned by a trust located in Guernsey, Channel Islands, in which Robert Mouat is a discretionary beneficiary.
3. These shares are owned by a trust located in Nassau, Bahamas, in which William Murray and his family are indirectly potential discretionary beneficiaries.
4. The shares are owned by a trust located in the Cayman Islands in which John Greenslade and his family are, indirectly, potential discretionary beneficiaries.
5. The shares are owned by a trust located in Nassau, Bahamas, in which Tawn Albinson, is a discretionary beneficiary.
6. The shares are held by Conrad Holdings Ltd., a British Columbia company owned by Conrad Clemiss

Corporate Cease Trade Orders or Bankruptcies

No director, officer, promoter or other member of management of the Issuer is, or within the five years prior to the date of this Offering Document has been, a director, officer or promoter of any other issuer that while that person was acting in that capacity:

(a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days; or

(b) was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.

Penalties or Sanctions

No director, officer or promoter of the Issuer has, within the ten years prior to the date of this Offering Document, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion, formation or management of a publicly traded issuer, or involving theft or fraud.

Individual Bankruptcies

No director, officer or promoter of the Issuer has, within the five years prior to the date of this Offering Document, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Principal Holders of Voting Shares

To the knowledge of the directors of the Issuer the following persons, will own beneficially, directly or indirectly, more than 10% of the common shares of the Issuer upon closing of the RTO, other than those persons disclosed under the heading "Directors, Officers, Promoters and Principal Holders of Voting Securities-Directors and Officers".

Name	Number and Percentage of Voting Shares Beneficially Owned, Directly or Indirectly, after Closing
ATC Trustees (Cayman) Limited	Escrow &Pool 7,350,000[1] 12.36% other nil
J. Richard Evans & MacGregor Robertson	Escrow &Pool 13,050,000[2] 21.94% other nil

1. ATC Trustees Cayman Limited holds such shares as trustee of a discretionary trust of which Stephen Holmes, of West Vancouver, British Columbia is indirectly a potential discretionary beneficiary.
2. J. Richard Evans & Macgregor Robertson hold such shares as trustees for various trusts of which the following parties and their respective families are directly or indirectly potential discretionary beneficiaries:
   (i) William Murray, of Richmond, British Columbia, as to 5,100,000 shares, as disclosed under the caption Directors and Officers above;
   (ii) Michael Northrop, of Riyadh, Saudi Arabia, as to 7,350,000 shares; and
   (iii) Tawn Albinson, of Mexico City, Mexico, as to 600,000 shares.

OPTIONS TO PURCHASE SECURITIES OF THE ISSUER

Stock Options

The Issuer has granted, effective upon completion of the RTO, incentive stock options to acquire an aggregate of 2,650,000 common shares of the Issuer as follows:

Holder	Number of Shares	Exercise Price	Expiry Date
Thomas Patton	200,000	$0.22	October 1, 2005
William Murray	310,000	$0.75	March 22, 2009
Robert Mouat	310,000	$0.75	March 22, 2009.
John Greenslade	310,000	$0.75	March 22, 2009
Tom Pressello	550,000	$0.75	March 22, 2009
Tawn Albinson	600,000	$0.75	March 22, 2009
Conrad Clemiss	310,000	$0.75	March 22, 2009
Employees	60,000	$0.22	October 1, 2005
All other holders	nil	Nil	nil

Warrants

The Issuer has granted share purchase warrants to acquire an aggregate of 10,729,166.5 common shares of the Issuer as follows:

Holder	Number of Shares[1]	Exercise Price	Expiry Date
Tom Pressello	300,000	$0.13	July 11, 2005
Conrad Holdings Ltd.	1,000,000	$0.13	July 11, 2005
All other holders	3,562,500 5,333,333[2] 533,333[3]	$0.13 $1.15 $0.75	July 11, 2005 2009 2005

1. In addition, as part of the Offering, warrants to purchase 1,333,333 common shares of the Issuer at a price of $1.15 for a period of 60 months from the date of issuance will be issued to purchasers hereunder and warrants to purchase 133,333 common shares at a price of $0.75 for a period of 18 months from issuance will be issued to the Agent. The Agent may also, at its election, be paid up to half of its commission in Units. If it exercises such election in its entirety it would receive 80,000 Units. The Agent will also be issued the 30,000 Corporate Finance Fee Units. The Corporate Finance Fee Units and any Units issued to the Agent as part of the commission will be on the same terms as the Units offered to the purchasers hereunder, except that the warrants included in such units will not be transferable.
2. These warrants are being issued as part of a private placement that will close contemporaneous with, or immediately prior to, this Offering and will expire 60 months following their issuance.
3. These warrants are being issued as part of the agents remuneration in a private placement that will close contemporaneous with, or immediately prior to, this Offering and will expire 18 months following their issuance.

Except for the stock options and share purchase warrants described above, there are no other outstanding options, warrants or other rights to purchase securities of the Issuer to which the Issuer is party.

SECURITIES OF THE ISSUER HELD IN ESCROW

The following table outlines the number of securities of the Issuer that will be deposited in escrow, on completion of the RTO, with Computershare Trust Company of Canada as at the date of this Offering Document.

Name of Holder	Date of Escrow Agreement	Designation of Class of Securities	Number of Securities Held in Escrow	Percentage of Class of Securities Held in Escrow after Closing[(1)]
Barfield Nominees Limited[2]	January 30, 2004	Common Shares	14,700,000	24.70%
ATC Trustees (Cayman) Limited[3]	January 30, 2004	Common Shares	7,350,000	12.35%
ATC Trustees (Cayman) Limited[4]	January 30, 2004	Common Shares	4,900,000	8.23%

Name of Holder	Date of Escrow Agreement	Designation of Class of Securities	Number of Securities Held in Escrow	Percentage of Class of Securities Held in Escrow after Closing(1)
J. Richard Evans & MacGregor Robertson as Trustees[5]	January 30, 2004	Common Shares	13,050,000	21.92%

1. Assuming the sale of all the Units and completion of the Private Placement and RTO, but prior to giving effect to the exercise of the Warrants and the Agent's Option.
2. Barfield is a nominee corporation for Barings Trustees Guernsey Limited, who hold the shares as the trustees of a Guernsey trust in which Robert Mouat is a discretionary beneficiary.
3. ATC Trustees Cayman Limited holds such shares as trustee of a discretionary trust, of which Stephen Holmes is indirectly a potential discretionary beneficiary.
4. ATC Trustees Cayman Limited holds such shares as trustee of a discretionary trust, of which John Greenslade and his family are indirectly potential discretionary beneficiaries.
5. J. Richard Evans & Macgregor Robertson hold such shares as trustees for various trusts of which the following parties and their respective families are directly or indirectly potential discretionary beneficiaries:
   (i) William Murray, of Richmond, British Columbia, as to 5,100,000 shares;
   (ii) Michael Northrop, of Riyadh, Saudi Arabia, as to 7,350,000 shares; and
   (iii) Tawn Albinson, of Mexico City, Mexico, as to 600,000 shares.

The Escrow Shares are, or will be, held in escrow by Computershare Trust Company of Canada pursuant to a "Value Escrow Agreement" dated the 30th day of January, 2004; which provides that, until released, the holder of such shares may not be sell, transfer, assign, mortgage, enter into a derivative transaction concerning, or otherwise deal in any way with the escrow shares or any related share certificates or other evidence of the escrowed shares except in accordance with such escrow agreement. With prior TSX approval, the escrow shares may be pledged or mortgaged to a financial institution as collateral for a loan, provided that such shares are not transferred or delivered to the financial institution for such purpose. The holders of such escrow shares may exercise voting rights attached to such escrow shares, other than in support of one or more arrangements that would result in repayment of capital being made on the escrow shares prior to a winding up of First Goldwater. Any additional escrow shares issued to the holders as a dividend or other distribution will also be escrowed under such agreement. Transfers within in escrow may be permitted, with prior approval of the TSX, to a registered plan or fund where the beneficiaries thereof are the holder or the holders' spouse, children or parents, to existing or incoming directors or senior officers, to other Principals, to a trustee in bankruptcy, upon realization by a financial institution of escrow shares pledged to such institution, upon death of the holder upon notice, or as otherwise permitted by the TSX. The escrow shares will be released from escrow on the following basis:

Release Dates	Percentage of Total Escrowed Securities to be Released**	Total Number of Escrowed Securities to be Released
Upon Exchange Approval*	1/10 of the escrowed securities	4,000,000
6 months following Exchange Approval	1/6 of the remaining escrow securities	6,000,000

12 months following Exchange Approval	1/5 of the remaining escrow securities	6,000,000
18 months following Exchange Approval	1/4 of the remaining escrow securities	6,000,000
24 months following Exchange Approval	1/3 of the remaining escrow securities	6,000,000
30 months following Exchange Approval	1/2 of the remaining escrow securities	6,000,000
36 months following Exchange Approal	all of the remaining escrow securities	6,000,000
TOTAL	100%	40,000,000

* Exchange Approval means the date of publication by the TSX Venture Exchange of a notice of acceptance for filing of the RTO disclosed herein.

** Where there are no changes to the escrow securities initially deposited and no additional escrow securities, then the above release schedule results in the escrow securities being released, after the first release in equal tranches of 15%. If the Issuer becomes a Tier 1 Issuer the escrow release formula will be revised to the Tier 1 formula which would result in all such shares being released from escrow over an 18 month period.

Pooling Agreement

In addition to the provisions of the escrow agreements, the Escrow Shareholders entered into a Pooling Agreement with Canaccord International , the Issuer and Computershare Trust Company dated the 30th day of January 2004 pursuant to which the Escrow Shareholders have agreed to voluntarily pool all the escrow shares upon release from escrow. Fifty percent (50%) of the shares (i.e. 20 million shares) will be released from the Pooling Agreement 12 months after approval of the TSX to the RTO (the "Approval Date"), a further 25% will be releases 18 months after the Approval Date and the balance will be released 24 months after the Approval Date. In addition, with the consent of Canaccord, shares may be released from the terms of the Pooling Agreement at any time.

PARTICULARS OF ANY OTHER MATERIAL FACTS

The Issuer is not aware of any actual or pending material legal proceedings to which the Issuer is or is likely to be party or of which any of its business or property is or is likely to be subject.

There are no other material facts that the Issuer is aware of at this time.

CONTRACTUAL RIGHTS OF ACTION

If this Offering Document, together with any Subsequently Triggered Report contains a "misrepresentation" as that term is defined in the BC Act or the Alberta Act, as applicable, and it was a misrepresentation on the date of investment, the purchaser will be deemed to have relied on the misrepresentation and will have a right of action, either for damages against the Issuer and its directors, and every person, except the Agent, who signed the Offering Document, (the "Issuer's Representatives") or alternatively for rescission of the agreement of purchase and sale for the securities. In any such action, parties against whom remedies are sought shall have the same defenses as are available in section 203 of the Alberta Act or section 131 of the BC Act, as applicable, as if the Offering Document were a prospectus.

A purchaser is not entitled to commence an action to enforce this right after the limitation periods as set out in Section 140 of the BC Act or Section 211 of the Alberta Act, as applicable, have expired.

The contractual rights provided herein are in addition to and without derogation from any other right the purchaser may have at law.

CONTRACTUAL RIGHTS OF WITHDRAWAL

An order or subscription for the securities offered under this Offering Document is not binding on a purchaser if the dealer from whom the purchaser purchased the security (or the Issuer if the purchaser did not purchase the security from a dealer), receives, not later than two business days after the receipt by the purchaser of the Offering Document and any Subsequently Triggered Report, written notice sent by the purchaser evidencing the intention of the purchaser not to be bound by the agreement.

The foregoing right of withdrawal does not apply if the purchaser is a member of a "professional group" as defined under Multilateral Instrument 33-105, *Underwriting Conflicts,* or any successor policy or instrument, or if the purchaser disposes of the beneficial ownership of the security (otherwise than to secure indebtedness) before the end of the withdrawal period.

The onus of proving that the time for giving notice of withdrawal has ended is on the dealer from whom the purchaser has agreed to purchase the security, or if the purchaser did not purchase from a dealer, such onus is on the Issuer.

CERTIFICATE OF THE ISSUER

The foregoing, including the documents incorporated by reference, constitute full, true and plain disclosure of all material facts relating to the securities offered by this Offering Document. The standard for full, true and plain disclosure is the same as that required for prospectuses by the *Securities Act* (British Columbia) or the *Securities Act* (Alberta), as applicable, and the regulations thereunder.



Conrad Clemiss
Chief Executive Officer



Tom Pressello
Chief Financial Officer

On behalf of the Board of Directors



Dr. Thomas Patton
Director

DATED: April 5, 2004.

CERTIFICATE OF THE AGENT

We have reviewed this Offering Document and the information it incorporates by reference. Our review consisted primarily of enquiry, analysis and discussion related to the information supplied to us by the Issuer and information about the Issuer in the public domain.

We have not carried out a review of the type that would be carried out for a prospectus filed under the *Securities Act* (British Columbia) or the *Securities Act* (Alberta), as applicable. Therefore, we cannot certify that this document and the information it incorporates by reference constitutes full, true and plain disclosure of all material facts relating to the Issuer and the securities offered by it.

Based on our review, nothing has come to our attention that causes us to believe that this Offering Document and the information that it incorporates by reference: (1) contains an untrue statement of a material fact; or (2) omits to state a material fact necessary to prevent a false statement or misleading interpretation of any other statement.

CANACCORD CAPITAL CORPORATION



Per: ______________________

Brad Kotush, Senior Vice President

DATED: April 05, 2004

FIRST GOLDWATER RESOURCES INC.
1502 - 543 Granville Street
Vancouver, B.C. V6C 1X8
Telephone: (604) 697-0687 ▲ Fax: (604) 697-0686

AMENDED SEDAR PROJECT #601360

March 24, 2004

B.C. Securities Commission
701 West Georgia Street
Vancouver, B.C.
V7Y 1L2

Attention: Rita Prasad
Senior Filings Administrator

Dear Ms. Prasad:

Re: National Policy Statement 51 – Notice to Change Year End

Further to our notice of December 22, 2003 and your reply of February 4, 2004, please accept this amended notice that First Goldwater Resources intends to change their year end from May 31st to December 31st.

This change is required to bring all companies and subsidiaries inline as one so that all fiscal year ends match. Currently, First Goldwater Resources (the parent company) has a year end of May 31st, whereas the main operating subsidiary of the Company, which houses the Company's oil and gas and mineral assets, has a year end of December 31st. Furthermore, the Company is in the final stages of a reverse take-over with a company that has a December 31st year end.

Approval of this fiscal year end change is subject to the approval of the British Columbia Securities Commission and the Company's Board of Directors. To date, no such approval has been obtained from the British Columbia Securities Commission. The Board of Directors has approved this change and a copy of the Director's Consent Resolution is attached. If required, the Company will seek the approval of Canada Customs & Revenue Agency.

Pursuant to section 4.3 Item (4) of National Policy 51, the following outlines the periods, including comparable reporting periods, to be covered in the interim and annual financial statements to be filed for the transition year and the new financial year.

A)	Last day of old financial year	May 31, 2003
B)	Last day of transition year	December 31, 2003
C)	Interim reporting of transition year	June 1 to Aug 31, 2003 Comparative Balance Sheet- May 31, 2003 Comparative I/S, R/E, SCFP- June 1, 2002 To August 31, 2002

	Sept 1 to Nov 30, 2003 Comparative Balance Sheet- May 31, 2003 Comparative I/S, R/E, SCFP- Sept 1, 2002 To Nov 30, 2002 for 3 months period and June 1, 2002 to Nov 30, 2002 for 6 months. Dec 1 to 31, 2003 –not require to file per Section 6.4
D) Audited reporting of transition year	December 31, 2003 Comparative Balance sheet- May 31, 2003 Comparative I/S, R/E, SCFP-June 1, 2002 to May 31, 2003
E) Interim reporting of new financial year	Jan 1 to Mar 31, 2004 Comparative Balance sheet- Dec 31, 2003 Comparative I/S, R/E, SCFP- Jan 1 to Mar 31, 2003 April 1 to June 30, 2004 Comparative Balance sheet- Dec 31, 2003 Comparative I/S, R/E, SCFP- April 1 to June 30, 2003 for 3 months period and Jan 1 To June 30, 2003 for 6 months period July 1 to Sept 30, 2004 Comparative Balance Sheet- Dec 31, 2003 Comparative I/S, R/E, SCFP- July 1, 2003 To Sept 30, 2003 for 3 months and Jan 1 to Sept 30, 2003 for 9 months
F) Audited reporting of new financial year	Dec 31, 2004 Comparative Balance Sheet- Dec 31, 2003 Comparative I/S, R/E, SCFP-June 1, 2002 to May 31, 2003 and June 1, 2003 to Dec 31, 2003.

Yours truly,
FIRST GOLDWATER RESOURCES

"Thomas Pressello"

Thomas Pressello
Director



British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

_______ Schedule A

___X___ Schedule B
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
FIRST GOLDWATER RESOURCES INC.	August 31, 2003	03/10/30

ISSUER'S ADDRESS 1502-543 Granville Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 1X8	604-697-0686	604-683-5774

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Conrad Clemiss	Director	604-683-5774

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
conclem@shaw.ca	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Conrad Clemiss"	CONRAD CLEMISS	03/10/30
"Tom Pressello"	TOM PRESSELLO	03/10/30

(Electronic signatures should be entered in "quotations")

FIRST GOLDWATER RESOURCES INC.
1st Quarter Report – Schedule B
August 31, 2003

Schedule A: Financial Information
- See Financial statements attached

Schedule B: Supplementary Information

1. Analysis of expenses and deferred costs

   Resource Property Costs
   - See Schedule 1 to the financial statements attached

   General and administrative expenses
   - See financial statements attached

2. Related Party Transactions
   - See Note 5 to the financial statements attached

3. Summary of securities issued and options granted during the period

   (a) There were no securities issued during the period
   (b) There were no options granted during the period

4. Summary of securities as at the end of the period

   (a) Authorized share capital
   - See Note 4 to the financial statements attached

   (b) Number and recorded value for shares issued and outstanding
   - See Note 4 to the financial statements attached

   (c) Description of options, warrants and convertible securities outstanding:
   - See Note 4 to the financial statements attached

   (d) Number of common shares subject to escrow or pooling agreements: Nil

5. List of Directors and Officers as at the date of this report:

Name	Position
Conrad Clemiss	President, CEO and Director
Thomas Pressello	Director
Thomas Patton	Director
Deborah McDonald	Corporate Secretary

Schedule C: Management Discussion and Analysis
- See attached

FIRST GOLDWATER RESOURCES INC.
1st Quarter Report – Schedule C
August 31, 2003

Schedule C: Management Discussion and Analysis

OVERVIEW OF OPERATIONS

NATURE OF BUSINESS

First Goldwater Resources Inc. (the "Company") is involved in the identification, acquisition and development of mineral assets. Current assets include petroleum and natural gas properties in the United States with the potential to realize returns to the shareholders. The Company is also currently evaluating other potential opportunities within the base metal and gold sector.

PROPERTIES

PIONEER CANAL #61-9 HORIZONTAL WELL, KERN COUNTY, CALIFORNIA

The Company earned net revenues of $8,405 and $4,601 on the prospect for the quarters ended August 31, 2003 and 2002 respectively.

PIONEER CANAL #12-10 WELL, KERN COUNTY, CALIFORNIA

On October 7, 2002 the Company entered into an Assignment Agreement with Micron Enviro Systems, Inc. ("Micron"), whereby the Company assigned 5% of its working interest and a 3.875% net revenue interest in the Pioneer Canal 12-10 Well located in Kern County, California for consideration of US$2,500.

The well was shut in as non-economical to produce due to high production of formation water. During the year ended May 31, 2003 management of the Company wrote-off all associated costs to the Pioneer Canal 12-10 totaling $102,523.

PIONEER CANAL PIPELINE, KERN COUNTY, CALIFORNIA

On May 15, 2001 the Company entered into a joint venture operating agreement whereby the Company earned a 15.158% interest in the Pioneer Canal Pipeline.

During the year ended May 31, 2003 management of the Company abandoned its interest in the pipeline and has written-off all associated costs totaling $20,598.

THE TRAVIS PROSPECT, SOLANO COUNTY, CALIFORNIA

During the year ended May 31, 2003 the Company acquired, from a company with directors in common, a 1.5% working interest in wells located in Solano County, California. During the year ended May 31, 2003 the Company wrote-off all costs associated with the prospect totaling $55,259.

GREEN RANCH GAS RPOJECT, STEPHENS COUNTY, TEXAS

On February 4, 2002 the Company entered into an operating agreement whereby it acquired a 5% working interest and 3.9% net revenue interest in the initial Z-1 well located in Stephens County, Texas.

During the year ended May 31, 2003 management of the Company abandoned its interest in this well and wrote-off $30,050 in resource property costs.

RELATED PARTY TRANSACTIONS

A total of $4,212 was paid or accrued to related parties during the quarter ending August 31, 2003 which consisted of the following:

Consulting fees	$ 1,212
Office and printing	$ 3,000
	$ 4,212

During the quarter ended August 31, 2003, $1,212 was incurred in consulting fees to All Seasons Consulting Inc., which had a former officer in common with the Company.

Office and printing expenses of $3,000 were incurred to Church Bay Farms Corp., which had a former director in common with the Company.

RESULTS FROM OPERATIONS

Revenues increased during the quarter ending August 31, 2003 to $9,827 from $4,601 for the quarter ending August 31, 2002, or by $5,296. This increased revenue is from Pioneer Canal Well #61-9 incremental production.

Expenses decreased from $192,842 during the quarter ended August 31, 2002 to $2,351 during the quarter ended August 31, 2003 or by $190,491. This significant decrease in expenses was due to the following:

- decrease of $161,521 due to amortization and depletion of the various wells
- management fees and travel and promotion, collectively, were reduced by $8,066 to $0 compared to the quarter ended August 31, 2002. This was achieved through cost cutting and reduced investor relations travel
- reduced interest and bank charges of $10,843 compared to the quarter ended August 31, 2002. This is due to the settlement of the Company's indebtedness.

Overall a net gain of $7,546 was realized for the quarter ended August 31, 2003.

LIQUIDITY AND CAPITAL RESOURCES

As at August 31, 2003, working capital was $29,616. The Company has no long-term debt or liabilities. Management is evaluating financing alternatives to raise additional funds to meet the ongoing cash requirements of the Company.

SUBSEQUENT EVENTS

Subsequent to the quarter ended August 31, 2003 the Company underwent a change in the Board of Directors with the resignations of Allen Sewell and Graeme Sewell, appointed to the board in their place are Thomas Pressello and Thomas Patton.

Stock options in the amount of 260,000 shares were granted to a new director and employees of the Company, subject to Exchange approval of the Company's new stock option plan. These options are for a term of two years expiring on October 1, 2005 at an exercise price of $0.22 per share, being the Discounted Market Price as at October 1, 2003.

On October 9th, 2003 a Share Purchase Warrant entitling the holder to purchase 100,000 common shares of the Company at $0.13 per share was exercised. This resulted in the Company receiving proceeds in the amount of $13,000 intended to be used for general working capital. With the issuance of these additional shares the outstanding share capital of the Company is 6,116,154 shares.

The Company held their Annual General Meeting on October 30th, 2003 at which time the shareholders confirmed the appointments of Conrad Clemiss, Thomas Pressello and Thomas Patton to the Board of Directors of the Company. Also at the Meeting, the shareholders accepted the audited financial statements of the Company as at May 31, 2003, approved the appointment of Amisano Hanson as the Company's auditors for the upcoming year and approved the Company's new 2003 Stock Option Plan.

BAJA MINING CORP.

FORM 52-109FT1 – CERTIFICATE OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, John Greenslade, Chief Executive Officer, certify that:

1. I have reviewed the annual filings (as this term is defined in *Multilateral Instrument 52-109 Certification of Disclosure in Companies' Annual and Annual Filings*) of Baja Mining Corp. for the year ended December 31, 2004;
2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and
3. Based on my knowledge, the annual financial statements together with the other financials information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the annual filings;

Dated: April 19, 2005

"John Greenslade"

John Greenslade
Chief Executive Officer
Baja Mining Corp.

BAJA MINING CORP.

FORM 52-109FT1 – CERTIFICATE OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Thomas Pressello, Chief Financial Officer, certify that:

1. I have reviewed the annual filings (as this term is defined in *Multilateral Instrument 52-109 Certification of Disclosure in Companies' Annual and Annual Filings*) of Baja Mining Corp. for the year ended December 31, 2004;
2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and
3. Based on my knowledge, the annual financial statements together with the other financials information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the annual filings;

Dated: April 19, 2005

"Thomas Pressello"

Thomas Pressello
Chief Financial Officer
Baja Mining Corp.

FORM 52-109FT2 – Certification of Interim Filings during Transition Period

I, John Greenslade, President and Director of First Goldwater Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) of First Goldwater Resources Inc. (the user) for the interim period ending March 31, 2004
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: May 19, 2004

"John Greenslade"

John Greenslade
President and Director

FORM 52-109FT2 – Certification of Interim Filings during Transition Period

I, Thomas Pressello, Chief Financial Officer and Director of First Goldwater Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) of First Goldwater Resources Inc. (the user) for the interim period ending March 31, 2004
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: May 19, 2004

"Thomas Pressello""

Thomas Pressello
Chief Financial Officer and Director

FORM 52-109FT2 – Certification of Interim Filings

I, John Greenslade, President and Director of Baja Mining Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) of Baja Mining Corp. (the user) for the interim period ending June 30th, 2004
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: August 26th, 2004

"John Greenslade"

John Greenslade
President and Director

FORM 52-109FT2 – Certification of Interim Filings

I, Thomas Pressello, Chief Financial Officer and Director of Baja Mining Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) of Baja Mining Corp. (the user) for the interim period ending June 30th, 2004
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: August 26th, 2004

"Thomas Pressello""

____

Thomas Pressello
Chief Financial Officer and Director

FORM 52-109FT2 – Certification of Interim Filings

I, John Greenslade, President and Director of Baja Mining Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) of Baja Mining Corp. (the user) for the interim period ending September 30th, 2004
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: November 29th, 2004

"John Greenslade"

John Greenslade
President and Director

FORM 52-109FT2 – Certification of Interim Filings

I, Thomas Pressello, Chief Financial Officer and Director of Baja Mining Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) of Baja Mining Corp. (the user) for the interim period ending September 30th, 2004
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: November 29th, 2004

"Thomas Pressello""

Thomas Pressello
Chief Financial Officer and Director

BAJA MINING CORP.

FORM 52-109FT2 – CERTIFICATE OF INTERIM FILINGS DURING TRANSTION PERIOD

I, John Greenslade Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Companies' Annual and Interim Filings) of Baja Mining Corp. for the interim period ending March 31, 2005;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
3. Based on my knowledge, the interim financial statements together with the other financials information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings;

Dated: May 30, 2005

"John W. Greenslade"

John W. Greenslade
Chief Executive Officer
Baja Mining Corp.

BAJA MINING CORP.

FORM 52-109FT2 – CERTIFICATE OF INTERIM FILINGS DURING TRANSTION PERIOD

I, Robert Mouat, Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Companies' Annual and Interim Filings) of Baja Mining Corp. for the interim period ending March 31, 2005;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
3. Based on my knowledge, the interim financial statements together with the other financials information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings;

Dated: May 30, 2005

"Robert Mouat"

Robert Mouat
Chief Financial Officer
Baja Mining Corp.